POLYUS

RECEIVED

2007 FEB 23 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref 001-01/33

Your ref [redacted]

07021258

The U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549

PROCESSED

FEB 28 2007

THOMSON FINANCIAL

B

SUPPL

February 20, 2007

Re: OJSC Polyus Gold (File No. 82-34961)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Polyus Gold (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) has made public pursuant to the laws of the Russian Federation; (ii) filed with the Open Joint Stock Company RTS Stock Exchange ("RTS") or the Closed Joint Stock Company Moscow Interbank Currency Exchange ("MICEX") or Federal Services on Financial Markets (the "FSFM", successor of the Federal Securities Commission) or United Kingdom Listing Authority ("UKLA") and has been made public by the RTS, MICEX or the FSFM or (iii) has distributed or become required to distribute to its security holders:

1. Prospectus for Admission to Listing on the UKLA Official List and to Trading on the London Stock Exchange of American Depositary Shares – enclosed as Exhibit 1.
2. Quarterly report of the securities' issuer for the 3rd quarter 2006 – enclosed as Exhibit 2.
3. Quarterly report of the securities' issuer for the 4th quarter 2006 – enclosed as Exhibit 3.
4. List of Affiliated Persons for the 4th quarter 2006 – enclosed as Exhibit 4.
5. Corporate Governance Compliance Report to MICEX for the 4th quarter 2006 – enclosed as Exhibit 5.
6. Corporate Governance Compliance Report to OJSC RTS for the 4th quarter 2006 – enclosed as Exhibit 6.
7. Material Fact Disclosure – More than 10% Net Profit change (Oct 25) – enclosed as Exhibit 7.

Open Joint Stock Company «Polyus Gold»
15/1, Tverskoy blvd., Moscow, 123104, Russia
Tel.: +7(495) 641 33 77, fax: +7 (495) 785 45 90, e-mail: info@polyusgold.com, www. polyusgold.com

8. Material Fact Disclosure – Crossing the threshold of the owning more than 15% of shares (Oct 31) – enclosed as Exhibit 8.
9. Material Fact Disclosure – Crossing the threshold of the owning more than 5% of shares (Nov 03) – enclosed as Exhibit 9.
10. Material Fact Disclosure – Crossing the threshold of the owning more than 5 and 15% of shares (Nov 13) – enclosed as Exhibit 10.
11. Material Fact Disclosure – Crossing the threshold of the owning more than 15% of shares (Nov 17) – enclosed as Exhibit 11.
12. Material Fact Disclosure – Crossing the threshold of the owning more than 15% of shares (Nov 22) – enclosed as Exhibit 12.
13. Material Information Disclosure – Change in the Director's shareholding (Nov 23) – enclosed as Exhibit 13.
14. Material Information Disclosure – LSE listing (Dec 18) – enclosed as Exhibit 14.
15. Press-release – Inclusion to the MICEX index – enclosed as Exhibit 15.
16. Press-release – Charity fund – enclosed as Exhibit 16.
17. Press-release – Getting Apsakan license – enclosed as Exhibit 17.
18. Press-release – Getting Pinigin deposit license – enclosed as Exhibit 18.
19. Press-release – Company of the year award – enclosed as Exhibit 19.
20. Press-release – LSE listing – enclosed as Exhibit 20.
21. Press-release – SVMC consolidation – enclosed as Exhibit 21.
22. Press-release – Agreement with MGIMO – enclosed as Exhibit 22.
23. Press-release – Natalka Deposit – enclosed as Exhibit 23.
24. Press-release – 2006 production results – enclosed as Exhibit 24.

If you should have any questions or comments, please call the undersigned at +7 495 641-3377 or Dmitry Bolgov, Corporate Secretary OJSC Polyus Gold, at +7 495 641-3368, e-mail: BolgovDV@polyusgold.com.

Sincerely yours,

General Director **Evgueni I. Ivanov**

POLYUS

OJSC Polyus Gold (File #82-34961)

On-going Disclosure Pursuant to Rule 12g3-2(b)

under the US. Securities Exchange Act of 1934

POLYUS

Exemption number 82-34961

Exhibit 2

QUARTERLY REPORT

Open Joint Stock Company Polyus Gold
Issuer's Code 55192-E
for 3rd Quarter of 2006

Issuer's location: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

The information contained in this Quarterly Report is subject to disclosure in accordance with the laws of the Russian Federation on securities.

General Director, *OJSC Polyus Gold* Date: November 7, 2006.	______________ *[signed]*	E.I. Ivanov
Chief Accountant, *OJSC Polyus Gold* Date: November 7, 2006.	______________ *[signed]*	D.A. Steschenko

Contact Person: D.V. Bolgov, Corporate Secretary, OJSC Polyus Gold
Phone: (495) 641-3377
Fax: (495) 641-3367
E-mail: **pr@polyusgold.com**
Internet web page(s) where information contained in this Quarterly Report is disclosed:
http://www.polyusgold.com/pages/page_0.aspx?id_page=646

CONTENTS

Introduction

(a) Issuer's full name:

Open Joint Stock Company Polyus Gold

Issuer's abbreviated name:

OJSC Polyus Gold

(b) Issuer's location:

Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1

(c) Phone: ***(495) 544-5495***

E-mail address: ***info@polyusgold.com***

(d) Internet web page(s) where information containing the full text of the Issuer's Quarterly Report is published: **http://www.polyusgold.com/pages/page_0.aspx?id_page=646**

(e) Main data on the Issuer's securities currently in circulation:

Kind, Category (Type): ***registered ordinary shares***

Quantity of placed securities: ***one hundred ninety million six hundred twenty seven thousand seven hundred forty seven (190,627,747) shares.***

Nominal value of one security: ***One (1) ruble.***

In the reported Quarter the Issuer has not been placing securities.

This Quarterly Report contains assessments and projections of the Issuer's authorized executive bodies as to the forthcoming events and/or actions, the development prospects of the economy sector where the Issuer is engaged in its main activities, and the Issuer's performance results, also including the Issuer's plans, the estimated probability of occurrence of certain events and of certain actions. Investors must not rely completely on the assessments and projections of the Issuer's executive bodies as the Issuer's actual performance in the future might differ significantly from the projected results for diverse reasons. Acquisition of the Issuer's securities involves risks addressed in this Quarterly Report.

I. Brief Data on Persons in Issuer's Management Bodies; Data on Issuer's Bank Accounts, Auditor, Appraiser and Financial Consultant; and Also on Other Signatories of This Report

1.1. Members of the Issuer's governing bodies

Members of the Board of Directors

Last Name, First Name, Patronymic	Year of Birth
Prokhorov Mikhail Dmitrievich, Chairman	***1965***
Ivanov Evgueni Ivanovich	***1966***
Klishas Andrey Aleksandrovich	***1972***
Morozov Denis Stanislavovich	***1973***
Lord Patrick James Gillford	***1960***
Braiko Valery Nikolaevich	***1939***
Rodney B. Berens	***1945***
Rudakov Valeri Vladimirovich	***1942***
Salnikova Ekaterina Mikhailovna	***1957***

Issuer's sole executive body: ***Ivanov Evgueni Ivanovich, General Director***

Year of Birth ***1966***

A collegiate executive body is not stipulated in the Issuer's Charter.

1.2. Data on Issuer's Bank Accounts

(a) Credit agency's full trade name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Credit agency's abbreviated trade name: ***ROSBANK (OJSC JSCB)***

Location: ***Russian Federation, 107078 Moscow, Mashi Poryvayevoi st., 11.***

Taxpayer's ID No. *7730060164.*

Credit agency's *BIK*: ***044525256.***

Credit agency's correspondent account No. *30101810000000000256.*

Account No. and Type: ***Operating Account No. 40702810300000015709.***

(b) Credit agency's full trade name: ***Bank for Foreign Trade (open joint-stock company), Outlet No. 12 Yauzski***

Credit agency's abbreviated trade name: ***JSC Vneshtorgbank, Outlet No. 12 Yauzski***

Location: ***Moscow, ul. Zemlyanoi val 52/16, Building 1***

Taxpayer's ID No. *7702070139.*

Credit agency's *BIK*: ***044525187.***

Credit agency's correspondent account No. *30101810100000000187.*

Account No. and Type: ***Operating Account No. 40702810500160000714.***

(c) Credit agency's full trade name: ***Savings Bank of the Russian Federation, Tver Branch No. 7982.***

Credit agency's abbreviated trade name: ***Sberbank, Tver Branch No. 7982.***

Location: ***127994, Moscow, Sushchevskaya st., 20.***

Taxpayer's ID No. ***7707083893.***

Credit agency's *BIK*: ***044525225.***

Credit agency's correspondent account No. ***30101810400000000225.***

Account No. and Type: ***Operating Account No. 40702810838040113281.***

1.3. Data on Issuer's Auditor(s)

Full trade name: ***Limited Liability Company ROSEXPERTIZA.***

Abbreviated trade name: ***LLC ROSEXPERTIZA.***

Location: ***127055 Moscow, Tikhvinski pereulok 7, Building 3.***

Phone: ***(495) 721 38 83***

Fax: ***(495) 721 38 94***

E-mail address: ***rosexp@online.ru***

Data on Auditor's license for engagement in auditing activities:

License No. ***E 000977***

Date of issue: ***25/06/2002***

Effective till: ***25/06/2007***

Authority that issued the license: ***Russia's Ministry of Finance***

Fiscal year(s) for which the Auditor conducted independent audit of the Issuer's bookkeeping and financial/accounting reporting: ***Issuer's opening financial/accounting reporting.***

Factors that could affect the Auditor's independence from the Issuer, including information on the existence of substantial interests linking the Auditor (or Auditor's executive employees) to the Issuer (or Issuer's executive employees):

- existence of the Auditor's (or Auditor's executive employees') stake in the Issuer's equity – ***none;***

- loans made to the Auditor (or Auditor's executive employees) – ***none;***

- existence of close business relations (participation in promotion of the Issuer's products/services, participation in joint entrepreneurship activities, and the like), or existence of family ties – ***none;***

- data on Issuer's executive employees who are also the Auditor's executive employees (or the Auditor) – ***no such persons.***

Information on steps undertaken by the Issuer and by the Auditor to avoid the effect of such factors:

The major step undertaken by the Issuer to avoid the effects of said factors has been the process of careful evaluation of a potential auditor as concerns its independence from the Issuer. The Auditor is completely independent from the Issuer's executive bodies in compliance with the requirements of Article 12 of Federal Law "On Auditor Activities," and the Auditor's amount of remuneration is not made dependent on the results of the conducted audit.

The Issuer's procedure of Auditor selection: ***there is currently no bidding procedure related to Auditor selection.***

Procedure of presenting a potential Auditor for approval by the Meeting of Shareholders / Participants, and the body making the corresponding decision:

As per Item 5.19.9 of Article 5 of the Issuer's Charter, the competence of the Issuer's General Meeting of Shareholders extends to "approval of the Company's Auditor".

In selecting the Auditor, the Company takes into account: positive referrals on the market of auditor services; skills of specialists; experience of accounting and auditing work at large enterprises and in tax authorities; attestation by the RF Ministry of Finance.

Information on work performed by the Auditor as part of special auditing tasks: ***the Auditor has been performing no work as part of special auditing tasks.***

Procedure of determining the size of the Auditor's remuneration: ***As per Item 6.3.3.11 of Article 6 of the Issuer's Charter, the size of the Auditor's remuneration will be determined by the Board of Directors. In accordance with the Statute of Audit Committee of the Board of Directors, the Audit Committee will pre-consider the expected size of remuneration and submit its recommendation to the Board of Directors.***

Delayed or overdue payments for the services rendered by the Auditor: ***none.***

1.4. Data on Issuer's Appraiser

An Appraiser has not been engaged by the Issuer.

1.5. Data on Issuer's Consultants:

The Issuer has not been engaging a financial consultant or other persons rendering consulting services related to emission of securities.

1.6. Data on Other Signatories of Quarterly Report

Steschenko Dmitri Anatolyevich, Chief Accountant, OJSC Polyus Gold,

Contact phone/fax numbers: ***Phone: (495) 641-3377; Fax: (495) 641-3367.***

II. Core Information on Issuer's Financial / Economic Situation

2.1. Indicators of Issuer's Financial / Economic Performance

Indicators	*Value Over Reporting Period*
Issuer's net assets value, RUR tho	68 567 216
Borrowed funds to capital and reserves ratio, %	0.09
Short-term liabilities to capital and reserves ratio, %	0.09
Level of debts in arrears, %	208.69
Cover of payments on debt servicing, %	0.00
Receivables turnover, times	0.00
Dividend payout ratio, %	0.00
Labour efficiency, RUR/man	0.00
Depreciation to revenue ratio, %	-

The Issuer's financial position is stable, which is attested to by the considerable value of the net assets amounting to RUR 68 567 216 thousand as of September 30, 2006.

The ratio of the sum total of borrowed money to total capital and reserves, and the ratio of short-term liabilities to total capital and reserves serve as indicators of financial dependence. When these indicators equal zero, the Company's financial dependence is at the minimum.

The Issuer's ratio of the sum total of borrowed money to total capital and reserves over the nine month of 2006 amounted to 0.09%, attesting to the Issuer's minimum level of financial dependence.

As of 30/09/2006, the short-term liabilities amounted to 100.0% of the sum total of all liabilities, and therefore the ratio of the sum total of borrowed money to total capital and reserves amounted to the value equaling the preceding one, i.e. 0.09%, which further attested to the Issuer's financial independence.

Over the nine month of 2006, the indicator of coverage of payments on debt servicing had a significant value of 208.69 % which was due to the relatively small amount of accounts payable in the reporting period against the background of ample net profits.

As of 30/09/2006, the Issuer has no overdue debts.

As of 30/09/2006, no dividends had been paid out.

In this context, labor productivity is an indicator showing the volume of rendered services per one employee. Over the nine month of 2006, this indicator was 0 thousand RUR/employee, as the sum total of revenue of this period equaled zero.

The indicator of the ratio of depreciation to revenue was not determined as both these figures equaled zero.

The Issuer was established on March 17, 2006, which prohibited any detailed analysis of its true solvency and creditworthiness, same as of its financial situation.

2.2. Issuer's Market Capitalization

Indicator	*Market Capitalization Value*
Issuer's market capitalization, RUR	225 009 367 448.92

The method of determining the value of Issuer's market capitalization:

The value of market capitalization of OJSC Polyus Gold as of September 30, 2006, was determined by the method laid down in the Regulations on Disclosure of Information by Issuers of Securities, approved by The Federal Financial Markets Service (order #05-5/pz-n of March 16, 2005) as a product of the quantity of the Company's placed shares by the Weighted average price of one share published by CJSC MICEX by the results of trade on 30/09/2006, calculated in accordance with

Procedure of Calculation of Market Worth of Issued Securities and Investment Shares of Shared Investment Funds accepted for circulation by trade managers, approved by The Federal Commission of Securities Market (resolution #03-52/ps of December 24, 2003).

2.3. Issuer's Liabilities

2.3.1. Accounts Payable

Description of Accounts Payable	*Payment Due Term*	
	under 1 year	over 1 year
Accounts payable to suppliers and contractors, RUR tho	14 587	-
including overdue payments, RUR tho	-	X
Accounts payable to Company's personnel, RUR tho	3 738	-
including overdue payments, RUR tho	-	X
Accounts payable to budget and off-budget State funds, RUR tho	44 042	-
including overdue payments, RUR tho	-	X
Credits received	-	-
including overdue payments, RUR tho	-	X
Loans, total, RUR tho	-	-
including overdue payments, RUR tho	-	X
including bonded loans, RUR tho	-	-
including overdue payments on bonded loans, RUR tho	-	X
Other accounts payable, RUR tho	27	-
including overdue payments, RUR tho	-	X

Total, RUR tho	62 394	-
including total overdue payments, RUR tho	-	X

The issuer has no overdue accounts payable.

Creditors claiming at least 10 percent of the total accounts payable:

a) Full trade name, abbreviated trade name, location:

Limited liability company ROSBANK Management company (LLC ROSBANK Management company), Russian Federation, Moscow, ul. Mashi Poryvayevoi 11.

sum of accounts payable: ***RUR 8 219 thousand***

b) Full trade name, abbreviated trade name, location:

Open Joint-Stock Company «ALFA-BANK» (ALFA-BANK), Russian Federation, Moscow, 107078, 27 Kalanchevskaya Street.

sum of accounts payable: ***RUR 5 805 thousand***

2.3.2. Issuer's Credit History

Discharge by the Issuer of obligations by the credit agreements and/or loan agreements in effect prior to and on the ending date of the reporting Quarter, by which the sum total of the principal balance of debt amounted to 10 or more percent of the worth of the Issuer's net assets on the date of the last ended reporting Quarter preceding the concluding of the respective agreement: ***Such obligations did not arise in this reporting Quarter.***

2.3.3. Issuer's Liabilities Under Pledges Afforded to Third Parties

The Issuer has afforded no pledges.

2.3.4. Issuer's Other Liabilities

The Issuer had no other agreements not reflected on its balance sheet.

2.4. Objectives of Issuance and Allocation of Assets Yielded by Placement of Issued Securities

There has been no issue of securities in the reporting period.

2.5. Risks Involved in Acquisition of Issued Securities Placed / Being Placed

2.5.1. Sector-Related Risks

Activities related to prospecting for and production of natural resources are associated with specific risks beyond the Issuer's control, such as: geological, geological-technical and seismic factors, accidents or emergencies at the production facilities, adverse weather conditions, equipment breakdown, unscheduled process shutdowns, technology failures, undesired environmental effects.

The most prominent risks:

- ***Declining gold price.***

Significant sinking of the gold price might affect adversely the Issuer's financial standing. The gold market is characterized by cyclic trends and is vulnerable to general changes in the economy, with the gold price being dependent on diverse factors including the supply and demand ratio on the market, the global scope of availability and utilization of production capacities, the geopolitical situation, currency rates of exchange, and trade constraints. To minimize the risks, steps are undertaken to cut down production costs, long-term agreements are concluded for product sales, and work is underway on looking for new cost-effective production technologies and their introduction.

- ***Prospecting for natural resources is associated with a high risk levels. Any data on ore reserves are of the estimation nature, with no full assurance of their extraction or use in***

production in the planned volumes. There is a potential for the estimates being revised, e.g. when the expedience of working with lower-quality ore is questioned on account of the sinking metal prices or of the underlying geological data not having been confirmed.

To minimize this risk, any application for acquisition of licenses or acquisition of a new facility is preceded by thorough expert examination of investment attractiveness of a project and its sensitivity to project data changes, with full use made both of the experience and knowledge of own specialists, geologists and mining engineers, and engagement of independent experts – the sector's professionals. Furthermore, there are the options of acquisition of fields in various regions of Russia with their differing mining and geological environment, so that the risks being discussed become diversified.

- *Worsening of the mining and geological situation on account of the gold content in the ores being handled declining, and the share of "hard" ores growing.*

This risk can be mitigated by conducting advance production-oriented geological survey, and implementing measures of improving the ore extraction and processing technology.

- *Risk of growing operation and capital costs due to the growth of prices of fuel, energy, spares, vehicle fuels and lubricants (VFL) and other materials used in the production technologies, of strengthening of the national currency, and also risks of under-deliveries of the materials required (with no possibility of purchasing additional volumes or the suppliers lacking the required material kind).*

This risk is partly compensated for by continuous monitoring of the warehouse stock, by measures aimed at reduction of production costs, by transition to alternative cost-saving materials used in the production technologies. This risk could also be partly compensated for by running down prices in the biddings for purchases of the materials in question.

As concerns the steps undertaken to minimize the risks of diverse kinds and levels, also worth mentioning would be:

- *Stocking up reserves and supplies: financial, material, and others, to provide for prompt responses for financial or operational damage (e.g. caused by theft, losses due to natural disasters, and the like);*
- *Securing insurance of the property and personnel, against risks involved in financial operations, and other kinds of insurance;*
- *Enhancing the information support system (keeping up a continuously updated business information environment).*

2.5.2. Country- and Region-Associated Risks

The Company has been registered as a taxpayer exclusively in Russia and does not engage in activities in other countries. Hence, the following risks must be accounted for:

- *potential instability of the political situation: international conflicts, military conflicts, terrorism, introduction of the state of emergency, nationalization, strikes. The last three years in Russia have been marked by political stabilization that has built up a favorable climate for investment into domestic industries and somewhat mitigated the political risks associated with this country. Concurrently, though, since 2001 country-associated risks have been on the rise in several other countries, related to a series of crisis phenomena in the global economy and sharp worsening of the international situation. The effect of these risks on the Issuer's activities is medium.*
- *instability of the economic situation in Russia. The economic situation in Russia has visibly improved since the crisis of 1998, the gross domestic product has been steadily growing, the rate of inflation has declined, and the national currency is stable relative to the US dollar. However, the strengthening of ruble relative to dollar taking place recently makes Russian*

goods less competitive with imports, and the country's economy is still dependent on the global oil and gas prices.

Neither there is any confidence in the positive growth trends of Russia's economy persisting in the future. On the other hand, in July of 2006 the Fitch Ratings international agency has stepped up Russia's sovereign rating to the BBB+ level. According to this agency, "with the high prices of raw commodities persisting for a prolonged period, this adds to the strengthening of Russia's macroeconomic and financial standing at very high rates, which brings down still further the probability of future risks of national debt servicing." The redemption of debt to the Paris Club ahead of due time has been also instrumental in this alteration of the rating.

2.5.3. Financial Risks

(a) OJSC Polyus Gold is going to have financial management actions accompanying its production activities, aimed at efficient management of the Company's property and sources of financing. The Issuer has in its plans borrowing money as part of its financial and economic policy. Hence, the Issuer becomes susceptible to the risk of changing interest rates on its existing obligations/liabilities.

Projected actions of OJSC Polyus Gold in the event of a negative effect of changing interest rates on the Issuer's performance:

- *securing long-term credits and loans to avoid negative effects off short-term interest rate fluctuations;*
- *decreasing the share of credits and loans in the floating assets of the Issuer's affiliated companies.*

(b) Fluctuations of the rates of exchange of foreign currencies might give rise to the following risks: transaction risk (risk of negative variation of the working capital and/or of interest payments); translation risk (risk of negative variation of the bookkeeping figures in currency conversion).

It should be pointed out that the effect of the market trends of external gold sale markets could be deemed substantial. The translation risk has been gradually losing its prominence given the policy of the RF Central Bank in stabilizing the rate of exchange of the domestic currency.

To minimize the currency-related risks in the future, the Issuer has in its plans to secure predominantly Ruble credits.

(c) Negative effects of inflation on the Issuer's financial and economic performance can be confined to the following risks:

- *risk of declining real worth of assets available for carrying on the investment program;*
- *risk of growing interest payable;*
- *risk of growing prime costs of goods, work and services due to indexation of tariffs on fuel, bought electric power, wages, etc.*

As seen by the Issuer, the rate of inflation that would actually encumber the Company in its business activities is at least 100%.

It should be pointed out, however, that with inflation advancing the gold price would grow, so that the risks of OJSC Polyus Gold related to inflation, though out of control, can be deemed low.

The financial indicator most susceptible to risks associated with interest rate variation is the Company's profit. With the interest rates growing, interest payments for the use of credits would increase, and the Company's profit would decrease accordingly.

2.5.4. Legal Risks

Legal risks associated with changes in currency regulation.

Notwithstanding the fact that legislation acts have been passed in the Russian Federation governing the issues of currency regulation, there is still a risk that, in order to eliminate the aftereffects of or

to preclude economic crises in the country, the RF Government might resort to administrative measures of economy control. This, if it happens, could give rise to a risk of introduction of restrictions on transfer or export of foreign currencies, a risk of stepping up the regulatory ratio of sale of currency revenues, and other similar risks. With these risks taking place, the activities of OJSC Polyus Gold would be affected adversely, as this could complicate the settlement of accounts with foreign counterparts.

Legal risks associated with changes in tax laws.

Tax laws have been changing in the entire territory of Russia beginning 01/01/2002 when the profit tax rate was altered and profit tax incentives were abolished. At present, the profit tax rate is twenty four (24) percent. The RF Government is going to implement a tax reform in the coming three years, gradually reducing the tax burden at a rate of about one (1) percent of the GDP a year. Since 2004, the VAT rate has been reduced from twenty (20) percent to eighteen (18) percent, with a beneficial rate of ten (10) percent retained for certain goods. Alterations of the tax laws, same as a potential for ambiguous interpretation of individual legislative acts bring about a certain level of risk for the Issuer despite its actions of adherence to the tax laws in every respect.

Legal risks associated to changes of customs regulations and duties.

A risk of changing procedures of customs control and duties is not significant for OJSC Polyus Gold. Over the recent years the procedures of customs control and customs duties have not undergone any serious changes.

Legal risks associated with changes of requirements to licensing of the Issuer's main line of activities or licensing performance the right of use of objects whose availability in turnover is limited (including natural resources).

Given a potential for amendments being passed in the laws of the Russian Federation as to restriction of participation of foreign investors, including companies whose composition of shareholders/participants includes foreign entities, in competitions and biddings for the use of natural resources, and also restrictions of foreign participation in the strategic sectors, there is a possibility of the Issuer becoming restrained in acquisition of new licenses for use of natural resources, as well as of new assets and companies engaged in the use of mineral resources.

Legal risks associated with changes in court procedures on issues related to the Issuer's activities (the licensing issues included) that could affect negatively its performance, and also the outcome of the current court hearings involving the Issuer.

Legal risks associated with changes in court procedures on issues related to the activities of OJSC Polyus Gold are at present insignificant.

2.5.5. Risks Associated with Issuer's Activities

There are currently no court hearings involving the Issuer or capable of affecting significantly its activities. OJSC Polyus Gold is subject to no risks related to being incapable of extending the term of licenses, as OJSC Polyus Gold has no licenses.

Risks related to potential liability of OJSC Polyus Gold for debts of third parties including its affiliated companies are deemed insignificant.

Risks related to potential loss of consumers whose turnover claims at least 10% of the total revenue from sales of products of OJSC Polyus Gold are none, as on the date of the drafting of this Report OJSC Polyus Gold had no such consumers.

III. Detailed Information on Issuer

3.1. Issuer's Creation and Development History

3.1.1. Data on Issuer's Trade Name / Name

Issuer's full trade/business name in Russian:

Открытое акционерное общество «Полюс Золото».

full trade/business name in English:

Open Joint Stock Company Polyus Gold.

Issuer's abbreviated trade name in Russian: ***ОАО «Полюс Золото».***

Issuer's abbreviated trade/business name in English: ***OJSC Polyus Gold.***

The Issuer has no knowledge of its name being similar to that of another juridical entity.

The trade name has not been altered over the time of the Issuer's existence.

3.1.2. Data on Issuer's State Registration

Main State registration No.: ***1068400002990.***

Date of Issuer's State registration: ***March 17, 2006.***

Name of registering authority: ***Inter-Regional Inspectorate of Federal Tax Service No. 2 for Krasnoyarsk Krai, Taimyr (Dolgan / Nenets) and Evenki Autonomous County***

3.1.3. Data on Issuer's Establishment and Development

The period of Issuer's existence: since March 17, 2006.

The Issuer has been established for an indefinite term

Issuer's Mission: "Evolving Nature's and Human Values to Benefit of Shareholders, Investors, and Company's Employees"

Objective of Issuer's Being Established: "Building up the Company's worth, increasing the shareholders' revenues. Creating conditions for development of the mining sector bases on private investments, while maintaining the balance of interests of the Company's owners and employees, of the State and of the society."

The Issuer has been established in conformity to the laws of the Russian Federation as a result of restructuring of Open Joint-Stock Company Mining and Metallurgical Company Norilsk Nickel, by spin-off. Issuer's date of State registration – March 17, 2006.

3.1.4. Contact Data:

Issuer's location: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

Location of the Issuer's permanent executive body: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

Phone: ***(495) 544-5495.***

Fax: ***(495) 785-4590.***

E-mail address: ***info@polyusgold.com***

Internet website where information on the Issuer is available:
http://www.polyusgold.com/pages/page_0.aspx?id_page=646.

Issuer's special division for interaction with shareholders and investors: ***OJSC Polyus Gold Secretariat***

Location: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

Phone: ***(495) 544-5495.***

Fax: ***(495) 785-4590.***

E-mail address: ***info@polyusgold.com***

Internet website(s) address: **http://www.polyusgold.com/pages/page_0.aspx?id_page=646**

Taxpayer's ID No. ***7703389295.***

3.1.5. Issuer's Branch Offices and Representations

Issuer has no branch offices or representations.

3.2. Issuer's Main Business Line of Activities

3.2.1. Codes of Issuer's Main Sectors of Activities in Accordance with *OKVED* Codes

13.20.41, 02.01.1, 02.02.2, 10.10.11, 14.11, 14.12, 14.21, 26.52, 27.41, 28.21, 28.30.9, 28.71, 29.22.6, 40.10.11, 40.10.2, 40.10.3, 45.22, 45.23.1, 45.24.1, 45.24.2, 45.25, 45.3, 45.4, 51.12.24, 51.52.23, 52.11.2, 55.12, 55.4, 60.24, 61.20.2, 63.12.21, 63.4., 73.1, 74.20.13, 74.20.14, 74.20.2, 74.20.31, 74.20.33, 74.20.36, 74.20.55, 74.20.56, 80.42.

3.2.2. Issuer's Main Business Line of Activities

The Issuer was not engaged in business activities in the reporting Quarter. The share of the Issuer's revenue from the main business activity in the sum total of its revenues equals zero.

3.2.3. Main Kinds of Products (Work, Services)

The Issuer put out no products in the reporting Quarter.

Overall structure of own costs:

With the Issuer not having been engaged in production activities, there is no own cost structure.

3.2.4. Issuer's Initial / Raw Materials and Suppliers

The Issuer was not engaged in business activities in the reporting Quarter. There are no suppliers. The Issuer was not engaged in import transactions.

3.2.5. Issuer's Products / Work / Services Sale Markets

The Issuer was not engaged in its main line of business activities in the reporting period and did not sell products.

3.2.6. Data on Licenses Secured by Issuer

The Issuer has no licenses. Information on licenses secured by the Issuer's affiliated company is presented in Item 3.2.9.

3.2.7. Issuer's Joint Activities

The Issuer is not engaged in joint activities with other entities.

3.2.8. Additional Requirements to Issuers Who Are Joint-Stock Investment Funds, Insurance or Credit Agencies, or Mortgage Agents

The Issuer is neither a joint-stock investment fund, an insurance or credit agency, nor a mortgage agent. Items 3.2.8.1 – 3.2.8.4 do not apply to the Issuer.

3.2.9. Additional Requirements to Issuers Whose Main Line of Activities is Extraction of Minerals

The Issuer was not engaged in business activities in the reporting Quarter. The Issuer is not in possession of rights of use of mineral deposits. The Issuer has no licenses.

The Issuer's affiliated company engaged in extraction of minerals is Closed joint-stock company Gold-Mining Company Polyus (CJSC Polyus).

(a) Mineral reserves

List of deposits whose right of use belongs to CJSC Polyus:

(A) Deposit: ***Olympiadinskoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet were reserves of categories:

B+C1 – 272,603 kg, with mean content 4.378 gram/ton;

C2 – 76,921 kg, with mean content 3.240 g/t;

off-balance reserves – 114,040 kg, with mean content 3.068 g/t;

primary ore storage – 46,967 kg, with mean content 3.594 g/t.

Projected reserves of P1 category – 140.0 tons.

Production level: ***in 2005 - 25,107 kg of gold (4737 thousand tons of ore)***

Licenses for use of mineral wealth for operation at this deposit: ***license for use of mineral wealth: KRR 00942 BE***

Date of issue of License: ***24/05/2000***

License effective till: ***expiration, 31/12/2012.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment to 520 m depth of reserve assessment.***

Description of the mineral reserve section allotted for use: ***the mineral reserve section is located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai, in 60 km to southwest of Severo-Yeniseiski urban settlement. Area – 368 hectares.***

License kind: ***Exploration and Production. Working of Olympiadinskoye gold ore deposit.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to have gold production from oxidized ore of at least 10 tons per year;

- by 2010, to build up the capacity of the ore extraction and processing facility to 2.5 – 3.0 tons p.a.;

- to have Olympiadinskoye deposit developed in accordance with the projects, mining schedules, technical regulations and annual development plans approved in the established procedure, and coordinated with Yeniseiski Okrug Office of Gosgortekhnadzor of RF (at present, Federal Service for Technology Overseeing).

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations:

- the obligations have been met. The deposit is being developed in compliance with the approved projects, coordinated annual mining work schedules, and technical regulations. The levels of annual gold production and mine processing exceed the License obligations and are as per the annual quotas.

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- projected reserves not confirmed;

- untimely financing of operations;

- situations of force majeure.

(B) Deposit: ***Titimukhta***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet were reserves of categories:

C2 – 34,278 kg, with mean content 4.174 g/t;

off-balance reserves – 5,927 kg, with mean content 5.154 g/t.

Projected reserves of P1 category – 4.9 tons.

Production level: ***no mining being conducted***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 12068 BE***

Date of issue of License: ***29/12/2003.***

License effective till: ***expiration, 31/12/2023.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by the MPR (Ministry of Natural Resources) of Russia on the outcome of bidding.*** This mineral reserve section has the status of: ***mining allotment to depth of 500 m from day surface.***

Description of the mineral reserve section allotted for use: ***the mineral reserve section is located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai, in 50 km from Severo-Yeniseiski urban settlement. The section's area is 1.2 sq.km.***

License kind: ***exploration and mining of ore gold at Titimukhta deposit.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- exploration of the deposit to begin not later than December 30, 2004.

- furnishing not later than September 30, 2006, a geological report drafted in the established procedure on the estimated reserves for State expert examination;

- commissioning for operation a mining facility of annual capacity not less than 2000 kg, not later than by December 30, 2007.

Obligatory payments to be made under the License terms:

- one-time payment for mineral wealth usage as per the outcome of the competition, in the amount of RUR 298,850.2 thousand;

the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration work commenced on time and is being carried out as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(C) Deposit: ***Tyradinskoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet were reserves of categories:

off-balance reserves – 2,627 kg, with mean content 3.610 g/t;

primary ore storage – 1033 kg, with mean content 2.520 g/t.

Production level: ***705 kg produced in 2005.***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 00943 BE***

Date of issue of License: ***24/05/2000.***

License effective till: ***expiration 01/01/2017.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment to 240 m depth of reserve assessment.***

Description of the mineral reserve section allotted for use: ***the mineral reserve section is located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai, in 86 km to west of Severo-Yeniseiski urban settlement. Area – 0.156 sq.km.***

License kind: ***geological exploration and mining at Tyradinskoye ore occurrence (oxidized ores).***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- by the end of 2000, to have worked out and coordinated in the established procedure a project of operations of ore extraction and processing;

- to have full-scale extraction of ore at the deposit and gold production commenced in 2004;

- the annual level of full-scale production to be 300 kg of chemically pure gold, with subsequent correction in the annual quota definition process, in the established procedure;

- to have the land areas disturbed by the mining of the deposit restored to a safe state, and also to a state fit for the use in the economy, as per the recultivation project.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations: - ***the obligations have been met;***

- full-scale extraction was commenced in 2004, with annual output as per the License and annual quota definition;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF;

- as of 01/01/2006, Tyradinskoye deposit had been mined out. The land areas disturbed by the mining are being restored to the safe state as per the recultivation project.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- situations of force majeure.

(D) Deposit: ***Bamskoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet for Bamskoye Deposits were reserves of categories:

C1 – 11,081 kg, with mean content 3.889 g/t;

C2 – 2081 kg, with mean content 3.051 g/t;

Heap for leaching:

C1 – 535 kg, with mean content 2.8 g/t;

Store No.2 of off-balance ore - 45 kg, with mean content 1.2 g/t.

Silver:

C1 – 43.71 tons, with mean content 15.34 g/t;

C2 – 6.5 tons, with mean content 9.5 g/t;

Heap for leaching:

C1 – 2.3 tons, with mean content 6.8 g/t;

Store No.2 of off-balance ore - 0.2 ton, with mean content 5.0 g/t.

Nevachanskaya Area. Projected reserves of P2 category (gold) – 18.0 tons.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: License for use of mineral wealth: ***BLG 13112 BR***

Date of issue of License: ***14/04/2005.***

License effective till: ***expiration 15/04/2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Order by Rosnedra of 09/03/2005, by results of the auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m depth.***

Description of the mineral reserve section allotted for use: ***the licensed section comprises Bamskoye gold ore deposit and Nevachanskaya promising area, and is located in Tynda Rajon of Amur Oblast, 70 km to north of Horogochi Station of the Baikal-Amur Railway. Area – 82.0 sq.km.***

License kind: ***geological survey, exploration and mining of gold in Baskoye gold ore section.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- drafting and coordination in the established procedure of Project of geological survey of the Licensed section, not later than by February 15, 2006;

- geological survey of the Licensed section commenced not later than by April 15, 2006;

- completion by not later than April 15, 2009, of geological survey (prospecting and assessment) of the Licensed section, with submitting of a report on estimated of reserves of category C2 and projected reserves of category P to State expert examination of mineral reserves;

- having drafted, coordinated and approved in the established procedure, not later than July 15, 2006, of Project of performance of geological exploration work (within the Bamskoye deposit area), with this Project having positive reviews by State environmental expert examination and by State expert examination of industrial safety and safeguarding of mineral wealth;

- having the exploration of Bamskoye deposit completed and a geological report drafted in the established procedure with the gold reserves estimation submitted for State expert examination not later by April 15, 2008;

not later than by April 15, 2009, having developed and coordinated in the established procedure of a technical project of mining in the Licensed section, with this Project having positive reviews by State environmental expert examination and by State expert examination of industrial safety and safeguarding of mineral wealth;

- having commenced the construction of a mining facility and infrastructure facilities not later than by October 15, 2009;

- commissioning for operation a mining facility of annual capacity not less than 1 million tons of ore, not later than by October 15, 2011.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 25,000,000;

- payment for use of geological information on the Licensed section in an amount of RUR 1,000,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- the projects have been drafted and coordinated within the specified terms:

(1) – "of performance of exploration and assessment work for core gold at Bamskoye gold ore section within Nevachanskaya promising area in 2005 – 2008";

(2) – "of performance of follow-up exploration at Bamskoye gold ore deposit (Bamskoye deposit facility) – in 2005 -2008".

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF;

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(E) Deposit: ***Kvartsevaya Gora***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected reserves of category P1 – 12.9 tons with mean content 3.6 g/t.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 01631 BR***

Date of issue of License: ***10/01/2006.***

License effective till: ***expiration 30.12.2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Krasnoyarsknedra No. 82, of December 29, 2005, on the outcome of auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to ore grade mineralization depth.***

Description of the mineral reserve section allotted for use: ***Licensed section is located at 72 km to southeast of Severo-Yeniseiski urban settlement of Krasnoyarsk Krai of RF. Section area –3.2 sq.km.***

License kind: ***geological exploration, surveying and mining gold ore at Kvartsevaya Gora deposit.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within one year after the issue of License, to have drafted and approved in the established procedure a project of geological survey of the licensed area;

- proceeding from the results of expert examination of the reserves, to have worked out and coordinated in the established procedure of project documentation of their mining and processing. The term of commissioning of a production facility for ore extraction and processing will be set proceeding from the results of expert examination of the reserves, but not later than by 2012;

- capacity of the gold mining facility is provisionally set at 500 kg annually – to be corrected from the gold reserve assessment results;

- with the License term of effect expired, or upon its pre-term cancellation, to undertake steps of either liquidation of mothballing of mineral extraction facility. Within 10 days after the signing of Liquidation or Mothballing Record by the License-issuing authorities, and by the Yenisei Okrug Technology and Environmental Overseeing Office, to have the License returned to Krasnoyarsknedra.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 1,680,000;

- payment for use of geological information on the Licensed section in an amount of RUR 10,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations: ***Project of geological exploration of Licensed area is being drafted.***

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(F) Deposit: ***Blagodatnoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, entered into State balance sheet for Blagodatnoye deposit were:

B – 7,649kg, with mean content 2.453 g/t;

C1 –51,260 kg, with mean content 2.629 g/t;

C2 – 163,452 kg, with mean content 2.389 g/t;

off-balance reserves – 131,925 kg, with mean content 1.381 g/t.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 00944 BR (Olympiadinskoye area)***

Date of issue of License: ***24/05/2000.***

License effective till: ***expiration 01/02/2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m ore mineralization depth.***

Description of the mineral reserve section allotted for use: ***licensed area is located in 30-75 km to south of Severo-Yeniseiski urban settlement of Krasnoyarsk Krai of RF. Area – 1340 sq.km, including the area of Blagodatnoye deposit of 5.0 sq.km.***

License kind: ***geological exploration and mining of ore gold in Olympiadinskoye area.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by May 24, 2005, to have completed the first phase of geological exploration of the Licensed area – survey and assessment of identified promising sections, with the estimated resources and gold reserves data submitted for State expert examination of mineral reserves;

- not later than by October 1, 2005, to have drafted and coordinated in the established procedure of a project of survey and assessment work of the second phase;

- not later than by December 31, 2008, to complete the survey of Blagodatnoye deposit and submit for State expert examination of reserves a geological report with the gold reserves estimated;

- not later than by December 31, 2009, to complete geological exploration of the Licensed area and submit a report with the resources and gold reserves estimated for State expert examination of mineral reserves, by ore occurrences Talovskoye, Kirkilovskoye, and others;

- not later than by December 31, 2011, to have drafted and coordinated a technical project of development of Blagodatnoye gold ore deposit;

- not later than by June 1, 2012, to commence construction of infrastructure facilities of a mining facility at Blagodatnoye deposit;

- not later than by July 1, 2013, to have attained the design capacity (as per the technical project) of the mining facility at Blagodatnoye deposit;

- to have drafted and coordinated in the established procedure projects of liquidation of mining facilities not later than 6 months in advance of the set date of completion of work on the deposits.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations:

- as part of the first phase of geological exploration of Olympiadinskoye area. survey work has been completed at 7 sections, and survey and assessment work, at 2 ore occurrences (Olenye, Blagodatnoye). At two survey sections (Talovskoye and Kirkilovskoye), gold ore mineralization has been identified, and survey and assessment work has been recommended. Five survey sections have been deemed lacking promise. As a result of the survey and assessment work, ore gold reserves have been approved for Blagodatnoye deposit – GKZ Rosnedra, Minutes #1081 of September 24, 2005;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF;

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(G) Deposit: ***Olenye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, entered into State balance sheet for Olenye deposit were:

C1 – 2,702 kg, with mean content 7.611 g/t;

C2 – 4,445 kg, with mean content 6.924 g/t

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 00944 BR (Olympiadinskoye area)***

Date of issue of License: ***24/05/2000.***

License effective till: ***expiration 01/02/2022.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m ore mineralization depth.***

Description of the mineral reserve section allotted for use: ***licensed area is located in 30-75 km to south of Severo-Yeniseiski urban settlement of Krasnoyarsk Krai of RF. Area – 1340 sq.km, including the area of Olenye deposit of 1.0 sq.km.***

License kind: ***geological exploration and mining of ore gold in Olympiadinskoye area.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by May 24, 2005, to have completed the first phase of geological exploration of the Licensed area – survey and assessment of identified promising sections, with the estimated resources and gold reserves data submitted for State expert examination of mineral reserves;

- not later than by October 1, 2005, to have drafted and coordinated in the established procedure of a project of survey and assessment work of the second phase;

- not later than by January 1, 2007, to have drafted and coordinated a technical project of development of Olenye gold ore deposit;

- not later than by June 1, 2008, to commence construction of infrastructure facilities of a mining facility at Olenye deposit;

- not later than by December 31, 2009, to have attained the design capacity (as per the technical project) of the mining facility at Olenye deposit;

- to have drafted and coordinated in the established procedure projects of liquidation of mining facilities not later than 6 months in advance of the set date of completion of work on the deposits.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations:

- as part of the first phase of geological exploration of Olympiadinskoye area. survey work has been completed at 7 sections, and survey and assessment work, at 2 ore occurrences (Olenye, Blagodatnoye). At two survey sections (Talovskoye and Kirkilovskoye), gold ore mineralization has been identified, and survey and assessment work has been recommended. Five survey sections have been deemed lacking promise. As a result of the survey and assessment work, ore gold reserves have been approved for Olenye deposit – TKZ of Krasnoyarsk Krai, Minutes of 20/04/2004, #594;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(H) Promising area: ***Panimbinskaya area***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected gold reserves, tons, by categories: ***P1 – 49.1; P2 – 6.1; P3 – 11.0.***

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 01525 BR***

Date of issue of License: ***06/12/2004.***

License effective till: ***expiration 01/11/2029.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution of Krasnoyarsknedra by the outcome of auction sale (Minutes #2 of September 15, 2004).***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 500 m ore mineralization depth.***

Description of the mineral reserve section allotted for use: ***section located to the south of Novaya Eruda settlement in Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF. Area – 66.2 sq.km.***

License kind: ***geological exploration, survey and mining of ore gold in Panimbinskaya ore node in Severo-Yeniseiski Rajon.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within five years after securing of the License, to conduct geological exploration of the licensed area and submit a report with estimated reserves for State expert examination;

- with industrial-scale gold reserves identified, to have worked out and coordinated in the established procedure a project of their development;

- the production capacity of a gold mining facility has been provisionally set at 300 kg annually, to be corrected proceeding from the results of geological exploration in the drafting of a technical project of development of the deposit;

- to have drafted and coordinated a project of liquidation of the mining facility not later than six months in advance of the planned date of termination of mining of the deposit.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 2,240,000;

- payment for use of geological information on the Licensed section in an amount of RUR 10,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration of Panimbinskaya area has been commenced on time, as per the approved project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- ***untimely financing of operations;***

- ***complication of the geological structure and gold content nature of the deposit;***

- ***projected reserves not confirmed;***

- ***situations of force majeure.***

(I) Promising area: ***Razdolinskaya area***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected gold reserves, tons, by categories: ***P1 – 46.3; P2 – 24.8.***

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 13360 BR***

Date of issue of License: ***16/11/2005.***

License effective till: ***expiration 01/11/2025.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Order of MPR of Russia, Federal Agency for Mineral Usage, of 06/07/2005, No. 756, by the results of auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m depth.***

Description of the mineral reserve section allotted for use: ***in the territory of Motyginski Rajon of Krasnoyarsk Krai, in 15 – 24 km from Motygina settlement. Area – 20.2 sq.km.***

License kind: ***geological exploration, survey and mining of ore gold within Razdolinskaya ore node in Krasnoyarsk Krai.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by October 1, 2006, to have drafted and coordinated a project of geological exploration of the area;

- not later than by April 1, 2007, to have drafted and coordinated a project of survey work within the know ore occurrences;

- not later than by October 1, 2009, to have completed geological exploration (survey and assessment) of the area, and have a report with the estimated reserves and projected resources submitted for State expert examination;

- not later than by October 1, 2009, to have completed the first phase of exploration and submit a report with the estimated reserves for State expert examination;

not later than by April 1, 2010, to have worked out and coordinated a technical project of work on the deposit;

- not later than by October 1, 2010, to commence construction of a mining facility;

not later than by October 1, 2011, to commission the mining facility of annual capacity of at least 500 kg of gold;

- to have drafted and coordinated a project of liquidation of the mining facility not later than six months in advance of the planned date of termination of mining of the deposit.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 21,000,000;

- payment for use of geological information on the Licensed section in an amount of RUR 100,000;

- License issuance fee of RUR 8,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration of Razdolinskaya area has been commenced on time, as per the approved project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(J) Promising area: ***Zyryanovskaya area***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected gold reserves, tons, by categories: ***P3 - 100.***

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 13359 BR***

Date of issue of License: ***16/11/2005.***

License effective till: ***expiration 15/10/2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Order of MPR of Russia, Federal Agency for Mineral Usage, of 06/07/2005, No. 757, by the results of auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m depth.***

Description of the mineral reserve section allotted for use: ***in the territory of Yeniseiski Rajon of Krasnoyarsk Krai, in 40 – 45 km to northeast of the town of Yeniseisk. Area – 8.8 sq.km.***

License kind: ***geological exploration, survey and mining of ore gold within Zyryanovskaya ore node in Krasnoyarsk Krai.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by October 15, 2006, to have drafted and coordinated a project of geological exploration of the area;

- not later than by January 15, 2007, to have drafted and coordinated a project of survey work \;

- not later than by October 15, 2009, to have completed geological exploration (survey and assessment) of the area, and have a report with the estimated reserves and projected resources submitted for State expert examination;

- not later than by October 15, 2010, to have completed the first phase of exploration and submit a report with the estimated reserves for State expert examination;

not later than by October 15, 2011, to have worked out and coordinated a technical project of work on the deposit;

- not later than by March 14, 2012, to commence construction of a mining facility;

not later than by October 15, 2012, to commission the mining facility of annual capacity of at least 300 kg of gold;

- to have drafted and coordinated a project of liquidation of the mining facility not later than six months in advance of the planned date of termination of mining of the deposit.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 5,250,000;

- payment for use of geological information on the Licensed section in an amount of RUR 10,000;

- License issuance fee of RUR 8,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration of Zyryanovskaya area has been commenced on time, as per the approved project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(K) Deposit: ***Tyrydanskoye***

Mineral kind: ***limestone***

Size of proved reserves:

As of 01/01/2006, entered into State balance sheet for Tyrydanskoye deposit were:

B – 107 thousand tons; C1 – 106 thousand tons.

Production level: ***138 thousand tons produced in 2005.***

Licenses for use of mineral wealth for operation at this deposit: license for use of mineral wealth: ***KRR 00939 TE***

Date of issue of License: ***17/06/2000.***

License effective till: ***expiration 10/07/2020.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon (of 03/05/200, No. 52) and by Committee for Natural Resources of Krasnoyarsk Krai (of 16/05/2000, No. 08-n).*** This mineral reserve section has the status of: ***mining allotment limited by depth by +450 m horizon.***

Description of the mineral reserve section allotted for use: ***in 15 km to west of Eruda settlement of Severo-Yeniseiski Rajon of Krasnoyarsk Krai, area 11.0 hectares.***

License kind: ***production of limestone of Tyrydanskoye deposit***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

In connection with expansion of the Tyrydanskoye quarry, to have done:

- by 31/12/2007, to conduct follow-up exploration of Tyrydanskoye deposit. To have a report with an estimate of the limestone reserves submitted for State expert examination;

- by 30/06/2008, to have drafted and coordinated a development project and to have a mining allotment record documented;

- over the period of general exploration work, to conduct extraction work within the previously allocated section (2.3 ha, as per "Tyrydanskoye limestone quarry" detailed project).

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.***

Meeting of the obligations:

- geological exploration work is being conducted on time, as per the project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(L) Deposit: ***Kokuiskoye***

Mineral kind: ***coal***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet for Kokuiskoye Deposit were reserves of categories:

A – 160,184 thousand m3; C1 – 4,076 thousand m3

Production level: produced in 2005, 5.8 thousand m3

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 01257 TE***

Date of issue of License: ***30/08/2002.***

License effective till: ***expiration 31/12/2021.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai (No. 88 of 01/08/2002) and Main Office for Natural Resources and Environment Protection of Krasnoyarsk Krai, No. 20/114-n of 07/08/2002.***

This mineral reserve section has the status of: ***mining allotment.***

Description of the mineral reserve section allotted for use: ***the natural wealth section is located in 30 km to east of Motygino settlement of Krasnoyarsk Krai of RF. Area – 265 hectares.***

License kind: ***coal mining at Kokuiskoye deposit, section Listvyazhnyi II***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within 1.5 years after registration of the License, to have drafted and coordinated a project of development of the deposit;

- to have the first tranche of mining facility commissioned in the year of 2005;

- the mining volume of the first tranche – 500 thousand tons annually, to be expanded ultimately to 5 – 8 million tons annually.

Obligatory payments to be made under the License terms:

- one-time payment for coal mining right, RUR 2,300 thousand;

the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.

Meeting of the obligations:

- work at the deposit is being conducted as per the deposit development project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(M) Deposit: ***Shirokinskoye***

Mineral kind: ***building stone***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet for Kokuiskoye Deposit were reserves of categories: A – 1,928 thousand m3; B – 2,908 thousand m3; C1 – 9,794 thousand m3.

Production level: ***produced in 2005, 16 thousand m3***

Licenses for use of mineral wealth for operation at this deposit: ***license for use of mineral wealth: KRR 00938 TE***

Date of issue of License: ***17/05/2000.***

License effective till: ***expiration 01/07/2015.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon (No, 52 of 03/05/2000, No. 52) and by Committee for Natural Resources of Krasnoyarsk Krai, No. 08-n of 16/05/2000.***

This mineral reserve section has the status of: ***mining allotment.***

Description of the mineral reserve section allotted for use: ***the natural wealth section is located in 10 km to north of Eruda settlement of Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF. Area – 36 hectares.***

License kind: ***production of building stone of Shirokinskoye deposit***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to have the work conducted as per the coordinated detailed project "Shirokinskoye quarry for production and working of granite";

- to adhere to the terms of Agreement No. 6/15 of 09/06/1995 on the conditions of use of mineral wealth.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.***

Meeting of the obligations:

- the terms of Agreement with Administration of Severo-Yeniseiski Rajon are being adhered to;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(N) Deposit: ***Quarry Vostochnyi***

Mineral kind: ***subsurface water***

Size of proved reserves: ***none***

Production level: ***2670 cub.m/hr.***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 00933 BE***

Date of issue of License: ***11/05/2000.***

License effective till: ***expiration 01/06/2018.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon and Committee for Natural Resources of Krasnoyarsk Krai***

This mineral reserve section has the status of: ***mining allotment to 500 m depth.***

Description of the mineral reserve section allotted for use: ***Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF***

License kind: ***extraction of subsurface water for dewatering of Vostochnyi quarry***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to submit annual reports on the quantity and quality of drainage water by Form 2-tp (Water Facilities) by January 10;

- to conduct mining/environmental monitoring, and furnish the results annually to Regional Center for Geological Environment Monitoring.

Obligatory payments to be made under the License terms:

- as per Letter of MPR of RF of 04/08/98, No. 14-14/129, "On Payments for Extraction of Subsurface Water in Development of Deposits of Coal and Solid Minerals," payments for the right of use of mineral wealth in extraction of subsurface water for drainage of Vostochnyi quarry and reproduction of raw mineral base are not collected;

- the rest of payments are made by the Mineral User in the established procedure.

Meeting of the obligations:

- the obligations are met within the specified terms as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- situations of force majeure.

(O) Deposit: ***Enashiminskoye***

Mineral kind: ***subsurface water***

Size of proved reserves: ***5.1 thousand m3/day, including by categories:***

B – 2.0 thousand m3/day; C1 – 1.5 thousand m3/day; C2 – 1.6 m3/day.

TKZ, Ord. No. 303 of 28/06/1985.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 00934 BE***

Date of issue of License: ***11/05/2000.***

License effective till: ***expiration 31/12/2015.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon and Committee for Natural Resources of Krasnoyarsk Krai***

This mineral reserve section has the status of: ***mining allotment to 120 m depth.***

Description of the mineral reserve section allotted for use: ***the section id located to east of Eruda settlement of Severo-Yeniseiski Rajon of Krasnoyarsk Krai. Area – 5.1 hectares.***

License kind: ***production of fresh subsurface water at Enashiminskoye deposit for housekeeping, potable and process water supply.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to extract water not in excess of the approved reserves;

- to arrange an observation well network for monitoring subsurface water in the water intake area;

- to have the wells equipped with water metering devices;

- annually, by January 10, to submit a report on accounting for the use of subsurface water (Form 2-TP, Water Facilities).

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.***

Meeting of the obligations:

- the obligations are met within the specified terms as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(P) Deposit: ***Area of Severo-Yeniseiski Rajon of Krasnoyarsk Krai (four sections).***

Mineral kind: ***subsurface water***

Size of proved reserves:

by categories: section Polutornik, C1 – 8.5 thousand m3/day; C2 – 1.7 thousand m3/day; the reserves have not been assessed for the remaining sections (Doserovski, Tyryda, Malaya Tyryda).

Production level: ***no information available***

Licenses for use of mineral wealth for operation at this deposit: license for use of mineral wealth: ***KRR 01537 BE***

Date of issue of License: ***22/02/2005.***

License effective till: ***expiration 11/02/2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Krasnoyarsknedra Commission, Minutes #1 of 11/02/2005.***

This mineral reserve section has the status of: ***mining allotment to 250 m depth.***

Description of the mineral reserve section allotted for use: ***the four mineral resource sections are located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF: (1) Polutornik section, in 6 km to southeast of Eruda settlement; (2) Doserovski section, to northeast of Eruda settlement; (3) Tyryda section, to southwest of Eruda settlement; (4) Malaya Tyryda section, to west of Eruda settlement. Total area – 42.57 sq.km.***

License kind: ***geological study and production of potable subsurface water for housekeeping and potable water supply of Eruda settlement, and for process water supply of Olympiadinskoye GOK (Mining Combine).***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within three months after the license securing date, to have drafter a work performance project;

- within three years, to perform the work under the project, and to submit a report with the estimated subsurface water reserves for State expert examination;

- to conduct water intake within the approved subsurface water reserves;

- during 2008, to have drafted and approved Mining Allotment records;

- during 2009, to have worked out and approved Subsurface Water Monitoring Program;

- to maintain regular accounting for the quantity of extracted water;

- to submit annual reports on the use of subsurface water by Form 2-tp (Water Facilities), by December 25.

Obligatory payments to be made under the License terms: the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.

Meeting of the obligations:

- the obligations are met within the specified terms as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(b) Processing of minerals: ***is conducted only at the Olympiadinskoye deposit and performed by ZIF-1 (Gold Extraction Mill-1) and by ZIF-2; with reining conducted at OJSC Krastsvetmet.***

Data on the processing cost over the last reporting period are not available to the Issuer.

(c) Sale of products: ***CJSC Polyus sells refined noble metals (gold and silver) produced by the processing of the extracted minerals on the domestic and foreign markets.***

In accordance with Item 5 of Art. 2 of Federal Law "On Noble Metals and Precious Stones," No. 41-FZ, refined noble metals when sold by the subjects of their extraction and production will be offered in the priority order to the specifically authorized Federal executive authority for replenishment of the State Fund of Noble Metals and Precious Stoned of the Russian Federation. The State's priority right of purchase of noble metals will apply when the conditions specified in the Law are met (prepayment for deliveries, concluding agreements in advance).

The fact that CJSC Polyus has no obligations of delivery of noble metals to the State Fund of Russia in 2006 is confirmed by Letter of Gokhran of Russia of 12/12/2005, No. 32-10-104-199/4019.

Sales of noble metals on the domestic market is carried out under delivery contracts and general agreements with commercial banks.

Exports of noble metals for sale on foreign markets is carried out by CJSC Polyus under licenses by Ministry of Economic Development of Russia, issued proceeding from export contracts concluded with foreign buyers. There is no assignment of quotas for exports of refined hold and silver as per the currently effective legislation.

3.2.10. Additional Requirements to Issuers Whose Main Line of Activities is Rendering Communication Services

The Issuer is not rendering communication services.

3.3. Issuer's Plans for Future Activities

The Issuer's strategy envisages evolution of the currently active gold mining facilities and implementation of new projects of development of deposits under licenses owned by the affiliated and dependent companies. Proceeding from this strategy, the Issuer intends to join the five global leading gold mining companies by 2012 – 2015 by the production volume, reserves and market capitalization. In execution of these set strategic objectives, it is foreseen that the affiliated and dependent companies will proceed with the following investment and production programs:

- ***financing of large-scale geological exploration activities on the licensed areas of the affiliated and dependent companies;***
- ***stepping up the efficiency of mining operations and gold production at gold extraction plants of the affiliated and dependent companies, including implementation of a cost-cutting program assuring introduction of innovative programs and stepping up labor productivity;***
- ***construction of new production facilities at gold ore deposits.***

The Issuer is further going to look for new targets for acquisition, including acquisition of mineral wealth usage rights at auction sales, and also acquisition of new gold mining facilities.

3.4. Issuer's Participation in Industrial, Banking and Financial Groups, Holdings, Concerns or Associations

Issuer takes no part in industrial, banking and financial groups, holdings, concerns or associations.

3.5. Issuer's Affiliated and Dependent Economic Companies

(a) Full name: ***Closed Joint-stock company Gold Mining Company Polyus***

Abbreviated name: ***CJSC Polyus***

Location: ***663280, Krasnoyarsk Krai, Severo-Yeniseiski urban-type settlement, ul. Belinskogo 2-B***

Grounds for holding the company affiliated or dependent in its relation to the Issuer: ***Given the Issuer's prevailing share in the Company's Equity, he is able to determine decisions taken by this Company (Item 1 of Art. 105 of the RF Civil Code).***

Issuer's share in this affiliated Company's Equity: ***100%***

Share of the affiliated Company's ordinary share owned by the Issuer: ***100%***

Affiliated Company's share in the Issuer's Equity: ***none***

Share of the Issuer's ordinary share owned by the affiliated Company: ***none***

Main line of activities: ***mining of precious metals***

Affiliated Company's value for the Issuer: ***earning profits from activities of CJSC Polyus***

Persons making up the composition of executive bodies of the Issuer's affiliated Company:

Members of the Board of Directors

Last Name, First Name, Patronymic	*Year of Birth*	*Share in Equity*
Ivanov Evgeni Ivanovich	1966	None
Lobanov Oleg Vladimirovich	1965	None
Perov Aleksandr Vladimirovich	1965	None
Sovmen Vladimir Kushukovich	1957	None
Rudakov Valeri Vladimirovich	1942	None

The authority of the Company's sole executive body belongs to: ***President***

Last Name, First Name, Patronymic ***Ivanov Evgeni Ivanovich***

Year of Birth ***1966***

A collegiate executive body is not stipulated in the Company's Charter.

3.6. Composition, Structure and Worth of Issuer's Fixed Assets; Information on Plans for Acquisition, Replacement or Retirement of Fixed Assets, and on All Facts of Encumbrance of Issuer's Fixed Assets

3.6.1. Fixed Assets

The Issuer has no fixed assets.

Data on plans for acquisition of fixed assets whose worth amount to 10 or more percent of the worth of the Issuer's fixed assets.

The Issuer has no plans for acquisition of fixed assets.

IV. Data on Issuer's Financial and Economic Performance

4.1. Results of Issuer's Financial and Economic Activities

4.1.1. Profits & Losses

Indicators	***Value Over Reporting Period of Current Year / Previous Year***	
Revenue, RUR tho	0	-
Gross profit, RUR tho	0	-
Net profit (undistributed profits (uncovered losses)), RUR tho	257 429	-
Return on equity, %	0.38	-
Return on assets, %	0.38	-
Net profitability factor, %	-	-
Profitability of products (sales), %	-	-
Capital turnover	0	-
Sum total on uncovered losses on reporting date, RUR tho	0	-
Ratio of uncovered losses on reporting date to balance sheet total	0	-

There were no revenue or gross profits over the nine month of 2006, as the Issuer was established on March 17, 2006, and was not engaged in production activities. The profit by the outcome of the 3rd Quarter of 2006 was due to the revenue from bank deposit of temporary free monetary assets. The net profits over the reporting period amounted to RUR 257 429 thousand. This last-mentioned indicator represents the increment of the Issuer's equity.

Profitability of the Issuer's equity in the reporting period was 0.38%. This level of equity profitability should be held normal for the Issuer at this time.

Profitability of the assets over the nine month of 2006 amounted to 0.38%, reflecting the efficacy of the Issuer's non-core activities: bank deposit of free monetary assets.

The net profitability factor represents the ratio of a company's net profit to its revenue and is an important indicator in the system of evaluation of a company's efficacy of operations. The Issuer's net profitability factor over the nine month of 2006 was not calculated, as its revenue over the reporting period equaled zero.

The factor of profitability of products / sales characterizes the core activities and is calculated as a ratio of the profit from sales to the revenue. This is a major indicator displaying the efficacy of sales. The Issuer's sales profitability factor on the reporting date was not calculated, as its revenue over the reporting period equaled zero.

The capital turnover factor represents the number of the capital turnovers over a period under analysis. The value of this indicator over the nine month of 2006 was 0 as the revenue over this period equaled zero.

The Issuer had no uncovered losses as of 30/09/2006.

The Issuer was established on March 17, 2006, so that an analysis of the dynamics of its profitability or losses would not be possible.

4.1.2. Factors Affecting Variation of Size of Issuer's Revenues from Sales of Goods, Products, Work, Services, and of Issuer's Profits / Losses from Core Activities

The Issuer was not engaged in its main business activities in the reporting period and did not sell goods, work or services.

4.2. Issuer's Liquidity

Indicators	*Value Over Reporting Period*
Own current assets, RUR tho	10 250 402
Permanent asset index	0.85
Current liquidity factor	165.4
Quick liquidity factor	165.4
Financial independence (autonomy) ratio	1

The Issuer followed the recommended attitude.

The existence of own capital in turnover (of own floating assets) is among the most important indicator of the entity's financial stability. With no own capital in the entity's turnover, this would mean that all floating assets and. possibly, some non-current assets have been formed by borrowing. At the end of the nine month of 2006 the Company's own gloating/current assets amounted to RUR. 10 250 402 thousand, which means that the Company was capable, in principle, of covering its current indebtedness from its own floating assets.

The index of permanent capital represents the ratio of the sum total of assigned assets of low liquidity to the equity capital. The Issuer's permanent capital index matches the recommended value and equals 0.85, which means that RUR 85 out of every RUR 100 of the equity capital have been allocated to the assigned assets, and the Issuer has no long-term accounts receivable.

The current liquidity factor is used to assess in general the current liquidity of a company and displays sufficiency of the floating assets that can be used to cover the short-term liabilities. As of 30/09/2006, the Issuer's current liquidity factor was at a high level and amounted to 165.4, which meant that the current indebtedness was covered by the monetary assets and forthcoming input from current activities, and that the safety margin was there.

The fast liquidity factor represents the company's projected solvency (the share of capital available for repayment of short-term liabilities) in the event that a critical situation arises. The Issuer's factor of fast liquidity equals 165.4 which is far above the optimum value (0.8 – 1.0) This indicator is due to the considerable amount of floating assets yielded by the assignment of assets.

The equity capital autonomy factor gives an idea of the Issuer's financial independence from sources of borrowing. As of 30/09/2006, the value of this factor was 1, proving the Issuer's complete financial independence from borrowing.

The Issuer was registered in March of 2006, so that an analysis of the dynamics of its liquidity factors would not be possible.

4.3. Issuer's Size and Structure of Equity and Current Assets

4.3.1. Issuer's Size and Structure of Equity and Current Assets

(a) Issuer's size of Equity: ***RUR 190,627,747***

(b) total value of Issuer's shares bought back for subsequent resale / transfer, RUR: ***none***

(c) size of Issuer's reserve funds formed of deductions from Issuer's profits, RUR: ***none***

(d) size of Issuer's surplus capital representing the growth increment of the assets identified from the reassessment results, RUR: ***none***

(e) size of Issuer's undistributed net profits: ***RUR 68 383 615 thousand***

(f) sum total of Issuer's capital: ***RUR 68 574 243 thousand***

Issuer's policy in financing of current assets: ***not defined***

Issuer's structure and size of current assets (in thousand Rubles):

Payables (with payments expected within 12 months from the reporting date)	124 218
Short-term financial investment	10 083 917
Monetary assets	111 688

Issuer's current assets are formed of its own sources.

4.3.2. Issuer's Financial Investments

Financial investments of OJSC Polyus Gold amounting to 10 or more percent of its total financial investments as of September 30, 2006.

(1) Kind of financial investment: ***Issued securities***

Issuer's full name: ***Closed Joint-stock company Gold Mining Company Polyus***

Abbreviated name: ***CJSC Polyus***

Location: ***663280, Krasnoyarsk Krai, Severo-Yeniseiski urban-type settlement, ul. Belinskogo 2-B***

(a) kind of securities: ***registered ordinary shares, uncertificated***

Registration No.: ***1-03-70170-N***

Issue registration date: ***21/11/2001***

Authority with whom the issue was registered: ***Krasnoyarsk Regional Office of FCSM of Russia***

Quantity of securities in the Issuer's ownership: ***299***

Total nominal value of the securities: ***RUR 119,600***

Size of dividends on the ordinary shares, or procedure of determining it: Not stipulated by the Charter.

Term of payment: ***none***

Other information: ***none***

(b) kind of securities: ***preferred shares, Type C, registered, uncertificated***

Registration No.: ***3-03-70170-N***

Issue registration date: ***08/10/1999***

Authority with whom the issue was registered: ***Krasnoyarsk Regional Office of FCSM of Russi***a

Quantity of securities in the Issuer's ownership: ***120***

Total nominal value of the securities: ***RUR 12,000***

Size of dividends on the preferred shares, or procedure of determining it: Not stipulated by the Charter.

Total balance-sheet value of the securities: ***RUR 58 316 814 thousand***

Losses associated with bankruptcy of companies / entities into which investments have been made: ***not occurred***

Data on standards used in the above assessments: ***PBU (Accounting Regulations) 19/02 "Accounting for Financial Investments" approved by Order of the Ministry of Finances of RF of 10/12/2002, No. 126n.***

4.3.3. Issuer's Intangible Assets

Issuer has no intangible assets

4.4. Data on Issuer's Policy and Expenses in Scientific and Technical Development Domain, Towards Licenses and Patents, New Developments and Research

The Issuer incurred no expenses on scientific and technical activities from its own money. The Issuer owns no intellectual property requiring legal protection.

4.5. Analysis of Evolution Trends in Issuer's Core Activities Domain

The price of gold grew by 111% over the past four years, which has predetermined dynamic development of this mining sector. The trend toward higher gold prices is supported by continuing weakening of the US dollar against the background of the rising interest rates and expanding budget deficit of the USA. The high prices of energy carriers have a twofold effect: on the one hand, they prompt the growth of inflation and, hence, of the gold price; while on the other hand they raise the production costs and, therefore, the own cost of gold output. It is expected that in 2006 the effect of these factors will be reinforced by the lack of global-class projects of development of new gold deposits, which persisted over the past few years. Among other factors affecting the gold price are the unwavering demand for gold on the part of investment funds, and the expanding jewelry markets of India and China – the major gold consumers. Furthermore, the attraction of gold rose significantly in the USA in 2005, where the use of gold grew by 7%. Gold prices in 2006 could continue their growth also in 2006, also against the background of the rising demand on the part of hedge funds which attempt to diversify their portfolios. An important factor in the gold price growth is the demand for gold exceeding its supply. Despite the fact that the supply in 2005 exceeded the demand for gold, by projections of GFMS and Deutsche Bank this trend of the gold market will turn around in the short-term and medium-term perspective.

The demand in 2005 declined by 2% and amounted to 3,754 tons. The main cause of this demand decrease was the significant reduction of the amount of gold sold under hedge contracts: from 427 tons down to 195 tons. The growing gold price notwithstanding, specifically in the 4th Quarter of 2005 when it reached its 25-years high of US$357/oz, the use of gold by the jewelry industry grew by 5% to 2,379 tons (from 2,618 tons in 2004).

The supply of gold in 2005 was assessed at 3,997 tons which was 5.8% greater than in the preceding year. The overall volume of gold extraction in 2005 grew by 31 tons over the 2004 figure. Sales from the State funds' stock grew by 40.8% and amounted to 663 tons. The input of scrap gold also somewhat grew, reaching 840 tons (834 tons in 2004).

However, mineral wealth is the largest and most competitive asset of the Russian State. According to the data of the Institute of Economy of Raw Minerals, the mineral wealth of Russia is estimated at $30 trillion. The worth of minerals extracted annually from the mineral reserves of Russia is $160 billion. More than 10% of this worth is claimed by noble metals. Russia is the world's second-largest nation by the size of the raw mineral base, but only the sixth one by the volume of gold output. The causes of this evident misbalance of the size of Russia's raw mineral base and Russia's volume of gold output have been the sector's fragmentation into hundreds of small companies, neither one of them capable of implementing large-scale capital-heavy projects, and the country's lagging behind in technologies of handling deposits with ores of "complex" composition and in unfavorable locations.

In 2005, the output of gold in Russia declines by 3.5%, from 174 tons to 168 tons. Of these, some 90.5% or 152 tons were produced in 2005 at the gold ore and placer deposits, 6.6% or 11 tons as a by-product of extraction of other minerals, and 2.9% or 5 tons were processed from scrap of nonferrous metals. Over the first 6 months of 2006, Russia's refining plants received for processing 57 tons of gold, both extracted and obtained as a by-product of the output of nonferrous metals, scrap processing included, which was greater by 2.9% than in the same period of the previous year.

The following specifics of the gold market attest to the growing reliability of investing into Russia's "golden" assets:

- ***there is the potential for further growth of the demand, both on the domestic and foreign markets;***

- *there are no problems with the sale of gold on the global market, this being among the most free ones of the commodities markets;*
- *the domestic market capacity exceeds the gold output volumes;*
- *the undistributed fund of the RF counts large numbers of gold deposits and areas for geological exploration;*
- *the low prime cost: at present, the prime cost of gold production in Russia is on the average by more than 25% lower than in other countries.*

One of the underlying reasons is also the growth of the gold price: thus, on August 1 of 2002 the gold price was $302/oz, and by August of 2006 it has reached $637/oz.

One more reason is that but a few undeveloped core deposits have been left in the world by now. The reserves of the "big four" countries who have long been leading in the gold output – i.e. the USA, Canada, Australia and South Africa – have been gradually dwindling. The analysts count Russia among nations holding big promise in the geological exploration and gold mining sector. This situation has recently activated the inflow of foreign companies to Russia's market and increased the share of direct foreign investments into the sector.

The Issuer was not engaged in business activities in the reporting Quarter. The activities of gold mining and output were conducted by the Issuer's affiliated and dependent companies.

The Issuer has no competitors as far as the sale of its product is concerned, as gold is a commodity of utmost standardization and virtually unlimited liquidity. The gold price is set on the global market every 24 hours (London fixing) and Russia's commercial banks buy all gold produced in Russia at practically the same discount, i.e. 0.8 – 1.2% of the fixed gold price on the day of purchase. Beside, some of the product can be sold at the current price directly abroad.

As of now, the gold industry of Russia remains unconsolidated, with a relatively large number of small players still present. Currently, Russia counts some 600 producers of gold of whom more than 90% are small mining teams dealing with placer gold. CJSC Polyus in the sector's uncontested leader, with the facilities of CJSC Polyus having put out 19% of total gold produced in Russia in 2005. The second place in gold output in Russia is held by OJSC MNPO Polymetal who in 2005 claimed 5% of the total produced gold. Consolidation of the market began in 2002 when the five largest gold mining companies produced but 21% of the metal in the country. This level has grown to 36% by the year of 2005. However, Russia's gold mining sector is still deemed fragmented and insufficiently consolidated. As expected, the consolidation process will persist in the future.

Major competition among the gold mining companies occurs at the stage of acquisition of licenses for the right of use of deposits at biddings and auction sales. The main competitors are the large gold mining companies (OJSC MNPO Polymetal, and also Russian companies with foreign capital - Peter Hambro, High Land, High River Gold, Trans-Siberian Gold, and others). The qualitative and quantitative characteristics of the deposits are the main factors influencing the product prime cost and attractiveness of mining.

The Issuer's competitive advantages and investment attractiveness factors are:

- *high professionalism of the Issuer's Board of Directors and management, with the leadership of the CJSC Polyus affiliated company being made up of the leading specialists in Russia's market, with impressive experience of implementation of successful projects in the gold mining field;*
- *the use of the state-of-the-art technologies, both domestic and foreign, in mining, mineral dressing, modular design and construction;*
- *adherence to the intrinsic own methods of assessment of the competitive value of deposits of minerals, gold included.*

V. Detailed Data on Persons Making Up Issuer's Management Bodies, Issuer's Bodies Overseeing Its Financial and Economic Performance; and Brief Data on Issuer's Employees

5.1. Data on Structure and Competence of Issuer's Management Bodies

In accordance with the Issuer's Charter, the Issuer's management bodies are:

- ***General Meeting of Shareholders;***
- ***Board of Directors;***
- ***General Director.***

The competence of the Issuer's General Meeting of Shareholders as per its Charter:

Item 5.19 of Charter: The Meeting's competence will embrace the following issues:

5.19.1. ***introducing amendments in and additions to the Company's Charter, or approval of the Company's Charter in a new version;***

5.19.2. ***restructuring of the Company;***

5.19.3. ***liquidation of the Company, appointment of Liquidation Committee, and approval of intermediate and final liquidation balance sheets;***

5.19.4. ***defining the quantitative composition of the Company's Board of Directors, electing it members, and early termination of their authority;***

5.19.5. ***defining the quantity, nominal value, category (type) of declared shares, and of rights afforded by these shares;***

5.19.6. ***increasing the Company's Equity by increasing the nominal value of the shares, and also by placement of additional shares in cases provided for by the Federal Law;***

5.19.7. ***reducing the Company's Equity by reducing the nominal value of the shares, by buying out by the Company of some of the shares to decrease their total quantity, and also by retirement of the shares either acquired or bought out by the Company;***

5.19.8. ***electing members of the Audit Committee and early termination of their authority;***

5.19.9. ***approval of the Company's Auditor;***

5.19.10. ***approving annual reports, annual accounting reporting including the Company's profit and loss reports (profit and loss statements), and also profit distribution including payment / announcement of dividends, and of Company's losses by results of a fiscal year;***

5.19.11. ***defining the procedure of holding the Meeting;***

5.19.12. ***electing members of the Count Committee and early termination of their authority;***

5.19.13. ***splitting and consolidation of the shares;***

5.19.14. ***making decisions on approval of transactions in cases provided for by Article 83 of the Federal Law;***

5.19.15. ***making decisions on approval of large transactions in cases provided for by Article 79 of the Federal Law;***

5.19.16. ***purchasing by the Company of placed shares in cases stipulated by the Federal Law;***

5.19.17. ***passing decisions on participation in holding companies, financial/industrial groups; associations, or other joint commercial entities;***

5.19.18.	***approving internal documents regulating the actions of the Company's bodies;***
5.19.19.	***deciding on other issues stipulated by the Federal Law.***

The competence of the Issuer's Board of Directors as per its Charter extends to:

Item 6.3 of Charter: The Board of Directors' competence will embrace the following issues:

6.3.3.1.	***determining the priority lines in the Company's activities, of the Company's development concept and strategy, and also the way of their implementation; approving the Company's plans and budgets, and also approving alteration of the Company's plans and budgets;***
6.3.3.2.	***approving the Company's annual consolidated / summary financial reports;***
6.3.3.3.	***convening the annual and extraordinary Meetings, except in cases stipulated by the Federal Law;***
6.3.3.4.	***approving the Meeting's agenda;***
6.3.3.5.	***determining the date of composing the list of persons entitled to take part in the Meeting, and other matters falling under the competence of the Board of Directors in accordance with the Federal Law and related to preparing for and holding the Meeting;***
6.3.3.6.	***bringing for decision by the Meeting the issues provided for by Items 5.19.2., 5.19.6., 5.19.13. - 5.19.18. of the Charter;***
6.3.3.7.	***placement by the Company of bonds and other issued securities, including bonds convertible into shares, options and other issued securities in cases provided for by the Federal Law;***
6.3.3.8.	***determining the price / monetary worth of the property, the price of placement and buying out of issued securities in cases provided for by the Federal Law;***
6.3.3.9.	***purchasing the shares, bonds and other securities placed by the Company in cases provided for by the Federal Law;***
6.3.3.10.	***forming the Company's sole executive body – the General Director and early termination of his authority; determining the size of his remuneration and compensation payable to him, approving and amending the terms of the Contract signed with him; and revoking this Contract;***
6.3.3.11.	***coming up with recommendations on the size of remuneration and compensation payable to members of the Audit Committee, and determining the size of payment for services of the Company's Auditor;***
6.3.3.12.	***coming up with recommendations on the size of the dividend payable on the shares and its payment procedure;***
6.3.3.13.	***using the Company's Reserve and other Funds;***
6.3.3.14.	***approving the Company's internal documents except internal documents of which approval is referred by the Federal Law to the competence of the Meeting, and also other Company's internal documents of which approval is referred by this Charter to the competence of the Company's executive body;***
6.3.3.15.	***making decisions on execution of transactions related to the shares of participation or shares owned by the Company, which either will or could lead to either alienation or encumbrance of these shares of participation or shares, and also making other decisions that could lead to variation of the size of Company's participation in other***

entities (decisions on not using the preemptive right of purchase of the shares, on participation in subscription for shares, etc.);

6.3.3.16. *launching / liquidation of branch offices, and opening / closing representations of the Company;*

6.3.3.17. *approving large transactions in cases provided for by the Federal Law;*

6.3.3.18. *approving transaction whose execution is of interest, in cases provided for by the Federal Law;*

6.3.3.19. *approving the Company's Registrar and the terms of a contract concluded with him, and also termination of the contract concluded with him;*

6.3.3.20. *increasing the Company's Equity by placement by the Company of additional shares within the quantities and categories of shares declared by the Company;*

6.3.3.21. *approving a decision on issuing the Company's securities, the report on the outcome of the issue of securities and of the securities issuance prospectus, in accordance with the applicable Federal laws and other legal acts;*

6.3.3.22. *deciding on the issue of convening the General Meeting of Shareholders of an affiliated company and approving its agenda, when the Charter of the affiliated company does not refer this issue to the competence of another person or body of this company;*

6.3.3.23. *introducing amendments in and additions to the Company's Charter in cases provided for by the Federal Law;*

6.3.3.24. *monitoring adherence to the budgets approved by the Board of Directors;*

6.3.3.25. *approving Statutes of the Company's branch offices and representations;*

6.3.3.26. *approving the Company's dividend policy;*

6.3.3.27. *approving the system and procedures of internal control and managerial information system;*

6.3.3.28. *making decisions of on appointing to post / discharging from post the head of the Company's control and auditing service, determining the size of his remuneration;*

6.3.3.29. *approving requirements to candidates for and procedure of appointment to posts of employees of the Company's control and auditing service;*

6.3.3.30. *approving Statute of the Company's Control and Auditing Service;*

6.3.3.31. *determining requirements to a candidate for the post of the Company's Director General;*

6.3.3.32. *making decisions on appointing to post / discharging from post the Company's Secretary, defining the terms of a Contract with him, including the size of remuneration of the Company's Secretary;*

6.3.3.33. *approving Statute of Company's Secretary;*

6.3.3.34. *adopting decisions on execution by the Company of a transaction to an amount of five (5) or more percent of the balance sheet worth of the Company's assets as determined from the data of its accounting reporting on the last reporting date;*

6.3.3.35. *determining the main risks associated with the Company's activities, and undertaking measures and procedures of mitigating such risks;*

6.3.3.36. *approving the policy of relations with the public and investors;*

6.3.3.37. ***overseeing the management of the Company and financial and business performance, evaluating actions pf the Company's Director General, monitoring execution of decisions by the Board of Directors;***

6.3.3.38. ***adopting a decision on inviting independent observers for overseeing adherence to the procedure of counting of votes at the Meeting;***

6.3.3.39. ***launching Committees under the Board of Directors composed of members of the Board of Directors;***

6.3.3.40. ***electing and relieving from post the Deputy / Deputies of Chairman of the Board of Directors;***

6.3.3.41. ***adopting a decision on appointing to post / relieving from post the Secretary of the Board of Directors;***

6.3.3.42. ***making decisions on the procedure of the Company's voting at general meetings of shareholders / participants of business entities whose shares in the Equity are owned by the Company on the issues of increasing their Equity, or restructuring or liquidation of these companies;***

6.3.3.43. ***other issues stipulated by the Federal Law and this Charter."***

The competence of the Issuer's sole executive body, as per its Charter:

Item 7.4 of Charter: "The General Director will act without a power of attorney on behalf of the y, including: representing its interests, entering transactions on behalf of the Company, approving its staff, issuing Orders and giving instructions mandatory for execution by all employees of the Company, approving the Company' internal documents regulating the production, technology, financial, accounting, business, personnel, social and everyday matters, and also matters of labor, safety and paperwork, and making decisions on other issues of everyday activities of the Company on which decision-making is not referred by the Chapter to the sole competence of the Meeting or of the Board of Directors."

A Code of Corporate Behavior / Management of the Issuer or any other similar document have not been approved; however, its individual provisions have been included into the Issuer's Charter.

In the reporting period the Issuer did not introduce amendments into the Charter or into other internal documents regulating the activities of the Issuer's executive bodies.

Address of the Internet web page containing for free access a complete text of the effective version of the Issuer's Charter and of internal documents regulating the activities of the Issuer's executive bodies: **http://www.polyusgold.com/pages/page_0.aspx?id_page=646**

5.2. Information on Persons Included Into Composition of Issuer's Executive Bodies

Board of Directors

(1) Last Name/First Name/Patronymic: ***Prokhorov Mikhail Dmitrievich***

Year of Birth ***1965***

Education: ***higher, Moscow State Financial Institute***

Positions held by this Person over the past 5 years:

Period: ***1998 – 2001***
Organization: ***Closed Joint-Stock Company Holding Company INTERROS***
Position: ***Member of Board of Director***s

Period: ***2000 – 2001***

Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***President***

Period: ***2000 – 2002***
Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***2000 – 2002***
Organization: ***Joint-Stock Commercial Bank International Financial Company (closed joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***2001 – present time***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***General Director – Chairman of the Board***

Period: ***2003 – present time***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***Member of Board of Director***s

Period: ***2005 – present time***
Organization: ***Moscow Football Club Limited Liability Company***
Position: ***Chairman of the Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Chairman of the Board of Directors***

Period: ***2006 – present time***
Organization: ***Sport Projects Management Company – Limited Liability Company***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none owned***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none owned***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(2) Last Name/First Name/Patronymic: ***Ivanov Evgueni Ivanovich***

Year of Birth ***1966***

Education: higher, ***Moscow Financial Institute***

Positions held by this Person over the past 5 years:

Period: ***2000 - 2003***
Organization name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Chairman of the Board***

Period: ***2003 - 2004***
Organization name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***2004 - present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***President, Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint-Stock Company Rudnik imeni Matrosova***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Lena Gold-Mining Joint Stock Company Lenzoloto***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint-Stock Company Aldanzoloto Ore-Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint Stock Company Yakut Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint Stock Company South-Verkhoyansk Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***ROSBANK (Switzerland) S.A.***
Position: ***Member of Board of Directors***

Period: ***2006 - present time***
Organization: ***Closed joint-stock company Gold-Mining Company Lenzoloto***
Position: ***Member of Board of Directors***

Period: ***2006 - present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors, General Director***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(3) Last Name/First Name/Patronymic: ***Rudakov Valery Vladimirovich***

Year of Birth ***1942***

Education: ***higher, Moscow Mining Institute***

Positions held by this Person over the past 5 years:

Period: ***1999 – 2002***
Organization name: ***Gokhran of Russia***
Position: ***Head of Gokhran of Russia, Deputy Minister of Finance of the Russian Federation***

Period: ***2002 – present time***
Organization name: ***Chamber of Commerce and Trade of the Russian Federation (TPP RF)***
Position: ***Chairman of Committee for support of entrepreneurship in domain of extraction, production. processing of and trade in noble metals and precious stones and articles made of them***

Period: ***2005 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Member of Board of Directors***

Period: ***2005 – present time***
Organization name: ***Open Joint-Stock Company Rudnik imeni Matrosova***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Lena Gold-Mining Joint Stock Company Lenzoloto***
Position: ***Member of Board of Directors***

Period: ***2005 – present time***
Organization name: ***Open Joint-Stock Company Shchelkovski Zavod VDM***
Position: ***Member of Board of Directors***

Period: ***2006 - present time***
Organization: ***Closed joint-stock company Gold-Mining Company Lenzoloto***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***

Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(4) Last Name/First Name/Patronymic: ***Braiko Valery Nikolaevich***

Year of Birth ***1939***

Education: ***higher, graduated from:***

1961 – Tula Mining Institute;

1984 - Academy of National Economy under Council of Ministers of the USSR

Positions held by this Person over the past 5 years:

Period: ***1995 – present time***
Organization name: ***Union of Gold Miners Non-Commercial Organization***
Position: ***Chairman***

Period: ***2005 – present time***
Organization name: ***Open Joint-Stock Company Omolon Gold Mining Company***
Position: ***Chairman of the Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Open Joint-Stock Company Rudnik imeni Matrosova***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(5) Last Name/First Name/Patronymic: ***Morozov Denis Stanislavovich***

Year of Birth ***1973***

Education: ***higher, graduated from:***

1993 – School of Economics of Lomonosov Moscow State University

1996 – School of Law of Lomonosov Moscow State University

1999 - Swiss Banking School, majoring in Commercial Banking

1999 - postgraduate studies at MGIMO (University) under Ministry of Foreign Affairs, majoring in International Economic Relations; Candidate of Economic Science

Positions held by this Person over the past 5 years:

Period: ***1999 – 2001***
Organization: ***OJSC RAO NORILSK NIKEL***
Position: ***Head of Office for Work with Corporate Capital, Shareholders and Investors***

Period: ***2001 – 2003***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***Head of Legal Office***

Period: ***2001 – 2003***
Organization: ***OJSC RAO NORILSK NIKEL***
Position: ***Head of Legal Office (pluralistically)***

Period: ***2002 – present time***
Organization: ***OJSC RAO NORILSK NIKEL***
Position: ***Member of the Management Board***

Period: ***2002 – 2003***
Organization: ***OJSC RAO NORILSK NIKEL***
Position: ***Member of Board of Directors***

Period: ***2002 – 2005***
Organization: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Member of Board of Directors***

Period: ***2002 – 2003***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***Head of Apparatus of Board of Directors (part-time)***

Period: ***2003 – present time***
Organization: ***OJSC RAO NORILSK NIKEL***
Position: ***General Director's Deputy (part-time)***

Period: ***2003 – 2005***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***General Director's Deputy***

Period: ***2005 – present time***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***General Director's Deputy – Member of the Board***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***0.000004%***

Quantity of the Issuer's ordinary shares owned by this Person: ***0.00004%***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(6) Last Name/First Name/Patronymic: ***Klishas Andrey Aleksandrovich***

Year of Birth ***1972***

Education: ***higher, Russia's University of Friendship of Peoples***

Positions held by this Person over the past 5 years:

Period: ***1998 - 2001***
Organization: ***Open Joint-Stock Company Sidanco***
Position: ***Member of Board of Directors***

Period: ***1998 – present time***
Organization: ***OJSC RAO NORILSK NIKEL***
Position: ***Member of Board of Directors***

Period: ***1998 – present time***
Organization: ***Closed Joint-Stock Company Holding Company INTERROS***
Position: ***Director for Legal Matters; General Director's Deputy; General Director, Chairman of the Board***

Period: ***1999 – present time***
Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***2001 – 2002***
Organization: ***Roskhlebprodukt Federal Contract Corporation Open Joint-Stock Company***
Position: ***Member of Board of Directors***

Period: ***2001 – present time***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***Member of Board of Directors***

Period: ***2002 – 2005***
Organization: ***Open Joint Stock Company Power Machines – ZTL, LMZ, Electrosila, Energomachexport***
Position: ***Member of Board of Directors***

Period: ***2002 – present time***
Organization: ***Joint Stock Company Agro-industrial complex Agros***
Position: ***Member of Board of Directors***

Period: ***2003 – 2006***
Organization: ***Limited Liability Company Fincom–Investments & Management***
Position: ***Member of Supervisory Board***

Period: ***2004 – present time***
Organization: ***Closed Joint-Stock Company Holding Company INTERROS***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Roza Khutor Mountain Ski Resort Development Limited Liability Company***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(7) Last Name/First Name/Patronymic: ***Salnikova Ekaterina Mikhailovna***

Year of Birth ***1957***

Education: ***higher, graduated from:***

Sergo Ordzhonikidze Moscow Management Institute;

Russia's Academy of Government Service

Positions held by this Person over the past 5 years:

Period: ***1998 – 2001***
Organization: ***Open Joint-Stock Company Sidanco***
Position: ***Member of Board of Directors***

Period: ***1998 – 2003***
Organization: ***Limited Liability Company Fincom – Investments & Management***
Position: ***Member of Supervisory Board***

Period: ***1998 – present time***
Organization: ***Closed Joint-Stock Company Universalinvest***
Position: ***General Director.***

Period: ***1998 – present time***
Organization: ***Closed Joint-Stock Company Holding Company INTERROS***
Position: ***Director for Corporate Management***

Period: ***1999 – 2000, 2004 – 2006***
Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***1999 – 2001***
Organization: ***OJSC RAO NORILSK NICKEL***
Position: ***Member of Board of Directors***

Period: ***2000 – 2004***
Organization: ***Prof-Media Publishing House Closed Joint-Stock Company***
Position: ***Member of Board of Directors***

Period: ***2000 – 2005, 2006 – present time***
Organization: ***Open Joint Stock Company Power Machines – ZTL, LMZ, Electrosila, Energomachexport***
Position: ***Member of Board of Directors***

Period: ***2001 – 2003***
Organization: ***Closed Joint-Stock Company Holding Company INTERROS***
Position: ***Member of the Management Board***

Period: ***2001 – 2003***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NICKEL***
Position: ***Member of Board of Directors***

Period: ***2003 – present time***
Organization: ***Joint Stock Company Open Investments***
Position: ***Member of Board of Directors***

Period: ***1999 – 2000, 2004 – 2006***
Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***2004 – 2005***
Organization: ***Joint Stock Company Agro-industrial complex Agros***
Position: ***Member of Board of Directors***

Period: ***2004 – present time***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NICKEL***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of her rights arising from the Issuer's options owned by her: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of her rights arising from the Issuer's affiliated and dependent companies' options owned by her: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(8) Name: ***Rodney Bristol Berens***

Year of Birth ***1945***

Education: ***higher, graduated from:***

University of Pennsylvania, Bachelor of Arts;

Wharton School of the University of Pennsylvania, MBA in Finance.

Positions held by this Person over the past 5 years:

Period: ***2000 – present time***
Organization: ***Berens Capital Management, LLC, New York***
Position: ***Founding Partner***

Period: ***1992 – present time***

Organization: ***The Woods Hole Oceanographic Institute***
Position: ***Trustee and Member of Investment Committee***

Period: ***1994 – present time***
Organization: ***Pierpont Morgan Library***
Position: ***Trustee and Member of Investment Committee***

Period: ***2001 – 2006***
Organization: ***Anchor Inc. Company***
Position: ***Trustee***

Period: ***2001 – 2006***
Organization: ***Keystone Property Trust***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(9) Name: ***Lord Gillford Patrick James***

Year of Birth ***1960***

Education: ***higher, graduated from Eton College, Great Britain***

Positions held by this Person over the past 5 years:

Period: ***1993 – present time***
Organization: ***The Policy Partnership Limited***
Position: ***CEO, Founding Partner***

Period: ***1997 – present time***
Organization: ***Benevolent Society of St Patrick (Charity)***
Position: ***Member of Board of Directors***

Period: ***2000 – 2002***

Organization: ***Clanwilliam Consultants Limited***
Position: ***Director***

Period: ***2000 – 2003***
Organization: ***Ballot Box Limited***
Position: ***Director***

Period: ***2000 – 2004***
Organization: ***Cleveland Bridge UK Ltd***
Position: ***Chairman of Board of Directors without executive power***

Period: ***2005 – present time***
Organization: ***Ukrainian British City Club***
Position: ***Patron***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

Issuer's Sole Executive Body:

Sole Executive Body (Director General) ***Ivanov Evgueni Ivanovich***

Information presented above.

Collegiate executive body

Not stipulated by the Issuer's Charter.

5.3. Data on Size of Remuneration, Privileges and/or Expense Reimbursement of Each Executive Body

Remuneration including wages, bonuses, commission due, privileges and/or expense reimbursement, or else any other material provisions as such were not paid by the Issuer to Members of the Board of Directors over the reporting period.

There were no existing agreements as to any remuneration due to Members of the Board of Directors on the date of compiling of this Report.

5.4. Data on Structure and Competence of Bodies Overseeing Issuer's Financial and Business Performance

The body overseeing the Issuer's financial and business performance is the Audit Commission as per Article 8 of the Issuer's Charter.

Its structure, procedures and competence are defined in Section 8 of the Issuer's Charter:

"The Meeting elects the Audit Commission of five (5) persons. Its procedures are defined by the Statute of Audit Commission which is to be approved by the Meeting.

Members of the Audit Commission may not serve at the same time as Members performance the Board of Directors or occupy other posts in the Company's executive bodies.

The checks will be conducted by the Audit Commission by the outcome of the Company's activities over a year, and also at any time on initiative of the Audit Commission, by a decision of the Meeting or of the Board of Directors, and also on request of shareholders jointly owning at least ten (10) percent of the Company's voting shares.

On demand by the Audit Commission, persons holding posts in the Company's executive bodies are obliged to furnish documents on the Company's financial and business performance."

The Issuer has further established a Committee for Audit under the Board of Directors, and the Control and Auditing Service.

The Issuer's Committee for Audit under the Board of Directors assesses the work of the Auditor and the efficiency of performance of the Issuer's internal control system.

The body responsible for internal control over the Issuer's financial and business performance is the Control and Auditing Service whose functions embrace direct evaluation of the adequacy, sufficiency and efficiency of the internal control system, and also the overseeing the adherence to the Issuer's internal control procedures.

To attain these objectives, the Control and Auditing Service will perform the following actions of overseeing the adherence to the procedures of internal control:

- ***arranging for and conducting checks and office investigations of the main lines of financial and business activities of the Issuer, also by involving employees of the Issuer's other structural divisions;***
- ***analyzing and summarizing the results of checks and office investigations (including those conducted by the Issuer's other structural divisions) of the main lines of financial and business activities of the Issuer;***
- ***coordinating the efforts of the Company's structural divisions in undertaking internal control steps;***
- ***keeping records of violations identified by internal control, and furnishing information on such violations to the Committee for Audit under the Company's Board of Directors and to the Company's executive bodies;***
- ***monitoring the elimination of violations identified by the checks and office investigations;***
- ***analyzing the results of the Issuer's auditing and monitoring the working out and execution of action plans of elimination of violations identified in the course of auditing;***
- ***coming up with proposals on enhancing the procedures of internal control;***
- ***drafting documents regulating the activities of the Control and Auditing Service.***

The Control and Auditing Service annually shall submit a report on the results of its work over the year to the Committee for Audit under the Board of Directors, and to the Issuer's sole executive body.

In overseeing the adherence to the internal control procedures, the Control and Auditing Service cooperates with the Issuer's managerial bodies and structural divisions, obtaining from them in the established procedure the explanations, information and documentation the Service requires for performing its functions.

The structure, activities and competence of the Control and Auditing Service are defined in the Statute of Internal Control over Financial and Business Performance of OJSC Polyus Gold as approved by Decision of the Issuer's Board of Directors (Minutes #1-pr/CD of 30/03/2006).

The Issuer's Control and Auditing Service is headed by Ageenkov Aleksandr Vladimirovich, Head of Control and Auditing Service.

The Statute of Insider Information of OJSC Polyus Gold is an internal document setting up the rules of preventing improper use of the office (insider) information, approved by Decision of the Issuer's Board of Directors (Minutes #1-pr/CD of 30/03/2006). The address of the Internet web page where the complete text of its effective version is freely accessible is http://www.polyusgold.com/pages/page_0.aspx?id_page=646.

5.5. Information on Persons in Composition of Bodies Overseeing Issuer's Financial and Business Performance

(A) Audit Committee

(1) Last Name/First Name/Patronymic: ***Avseeva Lidiya Eduardovna***

Year of Birth ***1975***

Education: ***higher, Moscow State University of Nature Management***

Positions held by this Person over the past 5 years:

Period: ***1998 – 2003***
Organization name: ***CJSC KPMG***
Position: ***Assistant Auditor; Senior Auditor***

Period: ***2003 – 2003***
Organization name: ***Moscow Office of Accountancy Tuition Centre International, UK***
Position: ***Financial Consultant***

Period: ***2003 – 2005***
Organization name: ***OJSC NovaTEC***
Position: ***Senior Specialist for IFRS***

Period: ***2005 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Head, Department of Consolidated Reporting by IFRS***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(2) Last Name/First Name/Patronymic: ***Donkin Ilya Igorevich***

Year of Birth ***1975***

Education: ***higher, Volgograd State Technical University***

Positions held by this Person over the past 5 years:

Period: ***2000 – 2002***
Organization name: ***OJSC LUKOIL-Iter-Card***
Position: ***Head, Planning and Analysis Department***

Period: ***2002 – 2003***
Organization name: ***OJSC Kuzbassugol Coal Company***
Position: ***Head, Planning and Budget Department***

Period: ***2003 – 2004***
Organization name: ***LLC EurAs Holding***
Position: ***Deputy Head, Office of Economics of Raw Material Facilities***

Period: ***2004 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Head, Planning and Budget Control Department***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(3) Last Name/First Name/Patronymic: ***Mayorov Dmitri Aleksandrovich***

Year of Birth ***1978***

Education: ***Higher, Krasnoyarsk State Trade and Economics Institute***

Positions held by this Person over the past 5 years:

Period: ***2000 – 2004***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Accountant***

Period: ***2004 – 2004***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Leading Specialist, Bookkeeping & Accounting Department***

Period: ***2004 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Leading Specialist, Planning and Budget Control Department***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(4) Last Name/First Name/Patronymic: ***Spirin Sergei Vladimirovich***

Year of Birth ***1975***

Education: ***higher, Moscow M.V. Lomonosov State University***

Positions held by this Person over the past 5 years:

Period: ***2000 – 2002***
Organization name: ***LLC HSBC Bank (RR)***
Position: ***Deputy Head, Internal Control Office***

Period: ***2002 – 2003***
Organization name: ***CJSC Uniland-Holding***
Position: ***Deputy Financial Director***

Period: ***2003 – 2003***

Organization name: ***CJSC KPMG***
Position: ***Auditor***

Period: ***2003 – 2004***
Organization name: ***LLC Severstalmash Group of Companies***
Position: ***Deputy Financial Director***

Period: ***2004 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Director for Finance Matters***

Period: ***2005 – 2006***
Organization name: ***Open Joint-Stock Company South – Verkhoyansk Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Joint Stock Company Sukhoi Log Hard Rock Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Closed Joint-Stock Company Vitimenergo***
Position: ***Member of Board of Directors***

Period: ***2005 – present time***
Organization name: ***Closed Joint-Stock Company Lensib***
Position: ***Member of Board of Directors***

Period: ***2005 – present time***
Organization name: ***Closed Joint-Stock Company Sevzoto***
Position: ***Member of Board of Directors***

Period: ***2005 – present time***
Organization name: ***Closed Joint-Stock Company Charazoto***
Position: ***Member of Board of Directors***

Period: ***2005 – present time***
Organization name: ***Closed Joint-Stock Company Svetlyi***
Position: ***Member of Board of Directors***

Period: ***2005 – present time***
Organization name: ***Closed Joint-Stock Company Marakan***
Position: ***Member of Board of Directors***

Period: ***2005 – present time***
Organization name: ***Closed Joint-Stock Company Dalnyaya Taiga***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(5) Last Name/First Name/Patronymic: ***Zatsepin Mikhail Yurievich***

Year of Birth ***1975***

Education: ***higher, Moscow M.V. Lomonosov State University***

Positions held by this Person over the past 5 years:

Period: ***2001 – 2004***
Organization name: ***LLC Center of Information & Managerial Technologies***
Position: ***Consultant; Head, Investment Consulting Department; Deputy Director General***

Period: ***2004 – 2004***
Organization name: ***LLC Unicon***
Position: ***Deputy Director General***

Period: ***2004 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Deputy Head, Project Assessment and Modeling Department***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(B) Committee for Audit under Board of Directors

(1) Last Name/First Name: ***Rodney B. Berens***

Information presented above

(2) Last Name/First Name/Patronymic: ***Morozov Denis Stanislavovich***

Information presented above

(3) Last Name/First Name/Patronymic: ***Salnikova Ekaterina Mikhailovna***

Information presented above

(B) Internal Control Service

(1) Last Name/First Name/Patronymic: ***Ageenkov Alexander Vladimirovich***

Year of Birth ***1975***

Education: ***higher, graduated from:***

M.V. Lomonosov Moscow State University, School of Law, majoring in "legal science";

All-Russia Correspondence Finance & Economics Institute, majoring in "finances and credit"

Positions held by this Person over the past 5 years:

Period: ***1999 – 2001***
Organization name: ***Federal Service, Tax Police of the Russian Federation***
Position: ***First Deputy Director***

Period: ***2003 – 2004***
Organization name: ***Government performance Chukotka Autonomous Okrug***
Position: ***Head, Control Audit Office***

Period: ***2004 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Vice President for Internal Control***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

5.6. Data on Size of Remuneration, Privileges and/or Expense Reimbursement of Body of Control over Issuer's Financial and Business Performance

Remuneration including wages, bonuses, commission due, privileges and/or expense reimbursement, or else any other material provisions as such were not paid by the Issuer to members of the Audit Committee, Members of the Committee for Audit under the Board of Directors and to members of the Control and Auditing Service over the reporting period.

The size of remuneration to be paid to members of the Audit Committee will be defined by a decision of the General Meeting of Shareholders.

5.7. Data on Numbers and Generalized Data on Education and Composition of Issuer's Employees, and on Variation of Number of Issuer's Employees

Average staffing number of the Issuer's employees including employees in its branch offices and presentations, and also amounts of allocations for wages and social security

Average staffing number of employees, persons: ***3***

Share of Issuer's employees with higher vocational education, %: ***100***

Monetary amount allocated for wages, RUR: ***1 501 270***

Monetary amount allocated for social security, RUR: ***205 707***

Total amount of money spent, RUR: ***1 706 977***

Characteristics of substantial variation of the number of employees: ***The number of employees did not change during the reporting period.***

Employees having substantial effect upon the Issuer's financial and business activities (key employees): ***none***

5.8. Data on Issuer's Any Obligations Before Employees Related to Their Ability to Participate in Issuer's Charter / Reserve Capital / Share Fund

The Issuer has neither agreements nor obligations related to its employees' ability to participate in the Issuer's Equity. No options have been afforded to the employees.

VI. Data on Issuer's Participants / Shareholders, and on Transactions of Interest Executed by Issuer

6.1. Data on Total Number of Issuer's Shareholders / Participants

Total number of entries in the Issuer's Register of Shareholders on the ending date of the reporting Quarter: ***59 851***

Total number of nominal shareholders: ***15***

6.2. Data on Issuer's Participants (Shareholders) Owning at Least 5 Percent of Its Equity or at Least 5 Percent of Its Ordinary Shares, and Also Data on Issuer's Participants (Shareholders) Owning at Least 20 Percent of Its Equity

1. Full trade name: ***BRISTACO HOLDINGS CO. LIMITED***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Dyonysou 3A, P.C. 2060, Nicosia, Cyprus***

Share in Issuer's Equity: ***12.024 %***

Share of Issuer's ordinary shares owned: ***12.024 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

2. Full trade name: ***LOVENCO HOLDINGS CO. LIMITED***

Abbreviated trade name: ***N/A***

TIN: *N/A*

Location: ***Vyronos, 36 NICOSIA TOWER CENTER, 8-th floor, Flat/Office 801 P.C. 1506, Nicosia, Cyprus***

Share in Issuer's Equity: ***12.024 %***

Share of Issuer's ordinary shares owned: ***12.024 %***

Shareholders owning at least 20 percent of the Issuer's Equity: *N/A*

3. Full trade name: ***Closed Joint-Stock Company KM Invest***

Abbreviated trade name: ***CJSC KM Invest***

TIN: *N/A*

Location: ***Russian Federation, Moscow, Shepkina street 32, Building 1***

Share in Issuer's Equity: ***6.37 %***

Share of Issuer's ordinary shares owned: ***6.37 %***

Shareholders owning at least 20 percent of the Issuer's Equity: *N/A*

Data on nominal shareholders on whose name Issuer's shares amounting to at least 5 percent of the Equity or at least 5 percent of the ordinary shares are in the Issuer's Shareholders Register.

1. Full trade name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Abbreviated trade name: ***ROSBANK (OJSC JSCB)***

Location: ***Russian Federation, Moscow, ul. Mashi Poryvayevoi 11***

Contact telephone: ***(495) 956-9238, 440-7936, 440-7906***; Fax: ***(495) 725-7698, 440-7914***

E-mail address: **mailbox@rosbank.ru**

No., date of issue and term of effect of License of professional participant of the securities market; name of authority having issued the License: ***177-05729-000100 of 13/11/2001, for unlimited term, FCSM (Federal Commission of Securities Market) of Russia***

Number of Issuer's ordinary shares entered in the Issuer's Shareholders Register to the name of this nominal holder: ***58 700 291***

2. Full trade name: ***ING BANK (EURASIA) ZAO (Closed Joint-Stock Company)***

Abbreviated trade name: ***ING BANK (EURASIA) ZAO***

Location: ***Russian Federation, Moscow, ul. Krasnoproletarskaya 36***

Contact telephone: ***(495) 755-5400***; Fax: ***(495) 755-5499***

E-mail address: *N/A*

No., date of issue and term of effect of License of professional participant of the securities market; name of authority having issued the License: ***177-03728-000100 of 07/12/2000, for unlimited term, FCSM (Federal Commission of Securities Market) of Russia***

Number of Issuer's ordinary shares entered in the Issuer's Shareholders Register to the name of this nominal holder: ***82 399 227***

6.3. Data on Share of Participation of Government / State or Municipal Formation in Issuer's Charter (Reserve Capital) Capital; on Existence of Special Right ("Golden Share")

There is no such share; and this right is not stipulated

6.4. Data on Restrictions of Participation in Issuer's Equity

There are no restrictions as to the number of shares owned by a single shareholder and/or their total nominal value, and/or the maximum number of votes afforded to a single shareholder

Neither the laws of the Russian Federation nor other regulatory legal acts of the Russian Federation apply restrictions to the share of participation of foreign entities in the Issuer's Equity

There are no other restrictions or limitations

6.5. Data on Variation of Composition and Size of Participation of Issuer's Participants (Shareholders) Owning at Least 5 Percent of Its Equity or at Least 5 Percent of Its Ordinary Shares

The date of compilation of the list of persons/entities entitled to take part in the General Meeting of Shareholders of OJSC Polyus Gold, held in compliance with Article 19 of Federal Law of 26/12/1995, No. 208-FZ "On Joint-Stock Companies" for election of the Board of Directors, General Director and Audit Committee of OJSC Polyus Gold, and also for approval of internal documents of OJSC Polyus Gold (Register closing date): ***01/01/2006.***

Shareholders of OJSC Polyus Gold owning at least 5 percent of the Equity of OJSC Polyus Gold, and also at least 5 percent of the ordinary shares of OJSC Polyus Gold:

1. Full trade name: ***DIMOSENCO HOLDINGS CO. LIMITED.***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Kato Pervolla, 33 Lythrodontas, Nicosia, Cyprus.***

Share in Issuer's Equity: ***12.65 %***

Share of Issuer's ordinary shares owned: ***12.65 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

2. Full trade name: ***PHARANCO HOLDINGS CO. LIMITED***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Dionysou, 3A Strovolos, P.C. 2060, Nicosia, Cyprus.***

Share in Issuer's Equity: ***12.65 %***

Share of Issuer's ordinary shares owned: ***12.65 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

3. Full trade name: ***Closed Joint-Stock Company Holding Company Invest***

Abbreviated trade name: ***CJSC HC Invest***

TIN: ***7703573946.***

Location: ***Russian Federation, Moscow, ul. Malaya Bronnaya 13, Building 1.***

Share in Issuer's Equity: ***7.4 %***

Share of Issuer's ordinary shares owned: ***7.4 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

4. Full trade name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES.***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***101, Barclay Street, 22nd Floor-West, New York, N. Y. 10286, USA.***

Share in Issuer's Equity: ***40.85 %***

Share of Issuer's ordinary shares owned: ***40.85 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

The date of compilation of the list of persons/entities entitled to take part in the General Meeting of Shareholders of OJSC Polyus Gold: ***27/07/2006.***

1. Full trade name: ***BRISTACO HOLDINGS CO. LIMITED***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Dyonysou 3A, P.C. 2060, Nicosia, Cyprus***

Share in Issuer's Equity: ***12.024 %***

Share of Issuer's ordinary shares owned: ***12.024 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

2. Full trade name: ***LOVENCO HOLDINGS CO. LIMITED***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Vyronos, 36 NICOSIA TOWER CENTER, 8-th floor, Flat/Office 801 P.C. 1506, Nicosia, Cyprus***

Share in Issuer's Equity: ***12.024 %***

Share of Issuer's ordinary shares owned: ***12.024 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

3. Full trade name: ***Closed Joint-Stock Company Holding Company Invest***

Abbreviated trade name: ***CJSC HC Invest***

TIN: ***7703573946.***

Location: ***Russian Federation, Moscow, ul. Malaya Bronnaya 13, Building 1.***

Share in Issuer's Equity: ***6.372 %***

Share of Issuer's ordinary shares owned: ***6.372 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

4. Full trade name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES.***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***101, Barclay Street, 22nd Floor-West, New York, N. Y. 10286, USA.***

Share in Issuer's Equity: ***35 %***

Share of Issuer's ordinary shares owned: ***35 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

6.6. Data on Transactions of Interest Executed by Issuer

Total number of transactions of interest executed in the 3rd Quarter of 2006, approved by the Board of Directors and General Meeting of Shareholders of OJSC Polyus Gold: ***no transactions of interest were executed in the reporting period***

Total monetary size of transactions of interest executed by the Issuer in the 3rd Quarter of 2006: ***no transactions of interest were executed in the reporting period***

Data on transactions of interest (a group of interrelated transactions) to a value of 5 percent or more of the Issuer's balance sheet worth of assets, determined from the data of its accounting reporting on the last reporting date before the transaction, executed by the Issuer over the last reporting Quarter:

No transactions of interest to a value of 5 percent or more of the Issuer's balance sheet worth of assets were executed in the reporting period.

6.7. Data on Accounts Receivable

Type of Account Receivable	*Payment Due Term*	
	under 1 year	*over 1 year*
Indebtedness of buyers and customers, RUR tho	-	-
including overdue, RUR tho	-	X
Promissory notes receivable, RUR tho	-	-
including overdue, RUR tho	-	X
Debts of participants (shareholders) with respect to contributions to equity, RUR tho	-	-
including overdue, RUR tho	-	X
Advances issued, RUR tho	3 047	-
including overdue, RUR tho	-	X
Other debtors, RUR tho	121 171	-
including overdue, RUR tho	-	X
Total, RUR tho	124 218	-
Including total overdue, RUR tho	-	X

Debtors owing at least 10 percent of the total accounts receivable :

(a) Full trade name: ***Bank for Foreign Trade (open joint-stock company)***

Abbreviated trade name: ***JSC Vneshtorgbank***

Sum total of accounts receivable: ***RUR 85 372 thousand***

Size of and terms applicable to overdue accounts receivable (interest, fine, late charge): ***there are no overdue payments; in the event that the Bank fails on its obligations, it will be held liable as per Article 395 of the Civil Code of RF.***

(b) Full trade name: ***ROSBANK Joint-Stock Commercial Bank (open joint-stock company)***

Abbreviated trade name: ***ROSBANK (OJSC JSCB)***

Sum total of accounts receivable: ***RUR 35 799 thousand***

Size of and terms applicable to overdue accounts receivable (interest, fine, late charge): ***There are no overdue debt payments, if the Bank fails on its obligations it would pay to the Issuer a penalty in the amount of the refinancing rate of the Central Bank of RF set on the date of failure to execute/improper execution by the Bank of its obligations, on the sum total of the non-executed / improperly executed obligation as to the deposits to be made, in Russian Rubles.***

VII. Issuer Accounting Reporting and Other Financial Information

7.1. Annual Accounting Reporting

It was not to be submitted in the reporting period.

7.2. Issuer's Quarterly Accounting Reporting for the Last Completed Reporting Quarter

(a) Quarterly accounting reporting of OJSC Polyus Gold for the last completed Quarter (as of September 30, 2006, for the first 9 months of 2006) compiled in accordance with the requirements of applicable legislation of the Russian Federation:

Composition of the submitted accounting reporting of OJSC Polyus Gold for the 9 months of 2006:

1. Accounting Balance Sheet (Form #1)
2. Profit & Loss Statement (Form #2)

ACCOUNTING BALANCE SHEET

on September 30, 2006

		Form #1 by OKUD	0710001		
		Date (year. month, day)	2006	09	30
Organization:	*Open Joint-Stock Company Polyus Gold*	by OKPO	944488		
Taxpayer's ID No.		*INN*	7703389295		
Activities:	Mining ores and sands of noble metals (gold, silver, metals of platinum group)	by OKVED	13.20.41		
Legal organizational form / Property form	Open Joint-Stock Company / Private property	by OKPF / OKFS	47	16	
Unit of Measurement: RUR tho. / RUR mln.		by OKEI	RUR tho.	384	
Location (address)	123104, Moscow, Tverskoy boulevard 15, Building 1				
		Approval Date			
		Delivery / Acceptance Date			

ASSET	Index Code	At Onset of Reporting Year	At End of Reporting Period

1	2	3	4
I. CAPITAL ASSETS			
Intangible assets	110		
Fixed Assets	120		
Ongoing construction	130		
Interest investment into material valuables	135		
Long-term financial investment	140		58 316 814
Deferred tax assets	145		
Other capital assets	150		
TOTAL, Section I	190		58 316 814
II. CURRENT ASSETS			
Reserves	210		
including: raw materials, materials, other similar valuables			
animals in growing and fattening			
costs in work in progress			
final products and goods for resale			
goods shipped			
costs of forthcoming periods			
other reserves and costs			
Value-added tax on acquired valuables	220		
Recceivables (with payments expected in over 12 months from the reporting date)	230		
including by buyers and customers			
Receivables (with payments expected within 12 months from the reporting date), including:	240		124 218
including by buyers and customers			
Short-term financial investment	250		10 083 917
Monetary assets	260		111 688
Other current assets	270		
TOTAL, Section II	290		10 319 823
BALANCE	300		68 636 637

LIABILITIES	Index Code	At Onset of Reporting Year	At End of Reporting Period
1	2	3	4
III. CAPITAL AND RESERVES			
Equity	410		190 628
Own shares bought out from shareholders			
Additional capital	420		
Reserve capital	430		
including: reserves formed in accordance with legislation			
reserves formed in accordance with founding documents			

Undistributed profits / Uncovered losses	470		68 383 615
TOTAL, Section III	490		68 574 243
IV. LONG-TERM OBLIGATIONS			
Loans and credits	510		
Deferred tax obligations	515		
Other long-term obligations	520		
TOTAL, Section IV	590		
V. SHORT-TERM OBLIGATIONS			
Loans and credits	610		
Accounts Payable	620		62 394
including: to suppliers and contractors (60, 76)	621		14 587
debt to company's personnel	622		3 738
dept to off-budeget state funds	623		41
debt by taxes and fees	624		44 001
other creditors	625		27
Debt to participants / founders by profit pys	630		
Revenues of forthcoming periods	640		
Reserves for forthcoming expenses	650		
Other short-term obligations	660		
TOTAL, Section V	690		62 394
BALANCE	700		68 636 637

Director General: Ivanov Evgueni Ivanovich

Chief Accountant: Steschenko Dmitry Anatolyevich

PROFIT AND LOSS STATEMENT

for January – September, 2006

		Form #2 by OKUD	0710002		
		Date (year. month, day)	2006	09	30
Organization:	*Open Joint-Stock Company Polyus Gold*	by OKPO	944488		
Taxpayer's ID No.		INN	7703389295		
Activities:	Mining ores and sands of noble metals (gold, silver, metals of platinum group)	by OKVED	13.20.41		
Legal organizational form / Property form	Open Joint-Stock Company / Private property	by OKPF / OKFS	47	16	
Unit of Measurement: RUR tho. / RUR mln.		by OKEI	RUR tho.	384	

Description		Over reporting period	Over same period of previous year
index	Line code		
1	2	3	4
Revenues and Expenses by Normal Activities			

Revenue (net) from sale of goods, products, work, services (minus VAT, excise taxes, and other mandatory payments)			
Prime cost of sold goods, products, work, services			
Gross profit			
Commercial expenses			
Managerial expenses	040	(3 277)	
Profit / Loss from sales	050	(3 277)	
Other revenues and expenses			
Interest receivable	060	253 510	
Interest payable	070	(52 381)	
Revenues from participation in other entities			
Other operating revenues	090	3 037 770	
Other operating expenses	100	(2 885 311)	
Off-sale revenues	120	79	
Off-sale expenses	130	(10 981)	
Profit / Loss before taxes	140	339 409	
Deferred tax assets			
Deferred tax obligations			
Current profit tax	150	(81 980)	
Net profit / loss of reporting period	190	257 429	
FOR REFERENCE			
Permanent tax obligations / assets	200	1 493	
Basic profit / loss per share			
Overcapitalized profit / loss per share			

Director General: Ivanov Evgueni Ivanovich

Chief Accountant: Steschenko Dmitry Anatolyevich

7.3. Issuer's Summary Accounting Reporting Over Last Complete Fiscal Year

The Issuer was established on March 17, 2006, and conducted no business activities in the past year, and summary accounting reporting for the year of 2005 was not compiled.

7.4. Data on Issuer's Accounting Policy

No changes took place in the accounting policy in the reporting period.

7.5. Data on Sum Total of Exports and on Share of Exports in Total Sales

The Issuer does not export products.

7.6. Data on Worth of Issuer's Real Estate and on Substantial Changes in Composition of Issuer's Real Estate After Ending Date of Last Complete Fiscal Year

The Issuer owns no real estate.

7.7. Data on Issuer's Involvement in Court Proceedings When Such Involvement Might Affect Seriously Issuer's Financial and Business Activities

The Issuer is not involved in court proceedings.

VII. Additional Data on Issuer and Securities Placed

8.1. Additional Data on Issuer

8.1.1. Data on Size and Structure of Issuer's Equity

Size of Issuer's Equity on the ending date of the last reporting Quarter:

RUR 190,627,747

Breakdown of Equity by categories of shares:

Ordinary shares:

total nominal value, RUR ***190,627,747***

share in Issuer's Equity: ***100 %***

Preferred shares:

total nominal value, Rb. ***0***

share in Issuer's Equity: ***0 %***

Some of the shares of OJSC Polyus Gold is circulated outside the Russian Federation by way of circulation in accordance with the foreign legislation on securities of foreign issuers, namely:

- category / type of shares in circulation outside the Russian Federation:

American Depositary Receipts (ADRs) of Level I on ordinary shares

- shares in circulation outside the Russian Federation in the total quantity of shares of the respective category / type: ***35%***

- name and location of foreign issuer whose securities certify the rights as to the Issuer's shares of the respective category / type:

The Bank of New York; 101, Barclay Street, 22nd Floor-West, New York, N.Y. 10286, USA

- brief description of the program / program type of issuance of securities by the foreign issuer certifying the rights as to shares of the respective category / type:

Program of sponsored ADRs of Level I.

- data on the obtaining of a permit of the Federal executive authority for the securities market for admission of the Issuer's shares of the respective category / type for circulation outside the Russian Federation (if applicable):

Order by Federal Service for Financial Markets (FSFM) of Russia of June 22, 2006, No. 06-1423/pz-i.

- name of the foreign manager of trade / managers of trade via whom are circulated securities of the foreign issuer certifying the rights to the Issuer's shares (if such circulation takes place):

ADRs are traded on the US over-the-counter (OTC) market.

- other data on circulation of the Issuer's shares outside the Russian Federation as stated by the Issuer at hid discretion:

Ticker ADR for shares of OJSC Polyus Gold in the USA – OPYGY.

8.1.2. Data on Variation of Issuer's Equity:

The Issuer's Equity did not vary in the reporting Quarter

8.1.3. Data on Formation and Use of Reserve Fund and of Issuer's Other Fund

name of Fund: ***Reserve Fund***

amount of Fund stipulated by Founding Documents:

The Company will form a Reserve Fund in an amount of fifteen (15) percent of the Equity. The Reserve Fund will be formed by annual allocation of 5 percent of the net profit until it reaches the stipulated size.

the monetary size of the Fund on the ending date of the corresponding reporting period, and as percentage of the Charter / Reserve Capital / Share Fund:

The Issuer was established on March 17, 2006, and the Reserve Fund has not yet been formed.

amount of allocations to the Fund over the reporting period in question:

No allocations to the Reserve Fund were made.

amount of the Fund's assets used over the reporting period, and direction of use of these assets:

The Reserve Fund was not used in the reporting period.

8.1.4. Data on Procedure of Convening and Holding Meetings / Sessions of Issuer's Highest Management Body

Name of the Issuer's highest management body: ***General Meeting of Shareholders.***

Procedure of notifying shareholders / participants of holding Meetings / Sessions of Issuer's Highest Management Body:

A notice on holding the Meeting is to be published in Izvestiya and Rossiyskaya Gazeta newspapers, and also in Taimyr newspaper not later than 30 days before the date of holding the Meeting. If the Meeting is to be held by absentee voting, a notice of holding the Meeting shall be published in the said newspapers not later than 30 days before the last date of acceptance of the voting ballots.

The Company is entitled to notify the shareholders additionally on having a Meeting held by placing appropriate information on the Company's Internet website, and also by directing notifications of holding the Meeting to shareholders via e-mail.

The Company is entitled to publish a notice on holding a Meeting in advance of the above term.

The Company's Board of Directors may decide to proceed with additional publication of a notice on holding a Meeting in other printed media.

Entities / bodies entitled to convene / demand having convened an extraordinary Meeting / Session of the Issuer's highest management body, and procedure of directing / presenting such demands:

An extraordinary General Meeting of Shareholders shall be held by a decision of the Company's Board of Directors on its own initiative, or on demand by the Company's Audit Committee, the Company's Auditor, or by the shareholder(s) owning at least 10 percent of the Company's voting shares on the date of presenting the demand. The convening of an extraordinary General Meeting of Shareholders on demand by the Company's Audit Committee, the Company's Auditor, or by the shareholder(s) owning at least 10 percent of the Company's voting shares will be effected by the Board of Directors. A demand of having the Meeting convened will be addressed to the Board of Directors.

Procedure of determining the date of holding a Meeting / Session:

The Company shall hold its annual Meeting once a year. The annual Meeting shall be held not earlier than two months and not later than six months after termination of the Company's fiscal year. An extraordinary Meeting on demand by the Company's Audit Committee, the Company's Auditor, or by the shareholder(s) owning at least 10 percent of the Company's voting shares shall be held within 40 days from the date of presenting the demand for having it convened. When the proposed agenda of an extraordinary Meeting includes the issue of electing members of the Board of Directors, this Meeting shall be held within 70 days from the date of presenting the demand for having it convened.

persons / entities entitled to come up with proposals on the agenda of a Meeting / Session of the Issuer's highest executive body, and procedure of entering such proposals:

Shareholder(s) owning at least two percent of the Company's voting shares is(are) entitled to propose issues to be put on the agenda of the annual and extraordinary Meetings, and also to propose candidates for election to the Company's Board of Directors and Audit Committee, whose proposed number may not exceed the quantitative composition of the body in question. Proposals as to the agenda of the annual Meeting and a list of proposed candidates for election to the Company's Board of Directors and Audit Committee must be received by the Company not later than within 30 days after termination of the fiscal year. A proposal by the shareholder(s) of candidates for election to the Company's Board of Directors and the Company's Audit Committee (hereinafter, "the Audit Committee") shall contain, in addition to the data set out in Item 4 of Article 53 of the Federal Law, the following information on the proposed candidate(s):

- ***last name, first name, and patronymic;***
- ***date of birth;***
- ***education;***
- ***employment over the past five years;***
- ***existence of convictions for crime in the domain of economics or crimes against state authorities;***
- ***quantity of the Company's shares owned by the candidate;***
- ***positions/posts held by the candidate in executive bodies of other juridical entities (stating the full name of such juridical entities and the date of appointment of the candidate to the position/post in question);***
- ***the candidate's consent in writing to occupy the proposed post.***

When the proposed agenda of an extraordinary Meeting includes an issue of electing members of the Company's Board of Directors who must be elected by cumulative voting, the shareholder(s) owning jointly at least two percent of the Company's voting shares is(are) entitled to propose candidates for election to the Company's Board of Directors, whose proposed number may not exceed the quantitative composition of the Company's Board of Directors. Such proposals must be received by the Company at least 30 days before the date of holding the extraordinary Meeting.

Persons entitled to access information / materials presented for preparing for and holding a Meeting / Session of the Issuer's highest executive body, and procedures of accessing this information / materials:

Included in the information / materials that are to be made accessible to persons entitled to take part in a Meeting in preparation to having the Meeting held will be annual accounting reporting including the conclusion by the Auditor and the conclusion by the Audit Committee on the results of a review of the annual accounting reporting, data on candidates for election to the Company's Board of Directors, Audit Committee, executive bodies; draft amendments in and additions to the Company's Charter or a draft Company's Charter in a new version, draft internal documents of the Company, draft decisions by the Meeting, the Company's annual report, a report by Company's Board of Directors laying down the motivated position of the Company's Board of Directors on matters on the Meeting's agenda. If thus decided by the Company's Board of Directors, in preparation to having a Meeting, shareholders can have made accessible to them dissenting opinions of members of the Board of Directors.

A list of the persons entitled to take part in a Meeting will be made available by the Company on demand of persons included into this list an owning at least 1 percent of the votes. In this, data on the documents and mailing address of physical persons included in this list will be made available only upon due consent of these persons.

On demand of any interested person, the Company will be obliged to make available to him within three days either an excerpt from the list of persons entitled to take part in a Meeting, containing the data on this person, or else a notice that this person is not included in the list of persons entitled to take part in the Meeting.

This information / materials shall be made available to persons entitled to take part in a Meeting 20 days before the date of the Meeting, or 30 days if the General Meeting of Shareholders has on its agenda the issue of restructuring of the Company, at the premises of the Company's executive body and in other places of which the addresses will be stated in the notification of holding the General Meeting of Shareholders. This information / materials shall be made available to persons taking part in a General Meeting of Shareholders throughout the time the Meeting is being held.

8.1.5. Data on Business Entities Where Issuer Owns at Least 5 percent of Equity or at Least 5 percent of Ordinary Shares

(a) Full name: ***Closed Joint-Stock Company Gold Mining Company Polyus***

Abbreviated name: ***CJSC Polyus***

Location: ***663280, Krasnoyarsk Krai, Severo-Yeniseiski urban-type settlement, ul. Belinskogo 2-B***

Issuer's share in the Equity of this business entity, %: ***100***

Quantity of shares owned by the Issuer, %: ***100***

Business entity's share in the Issuer's Equity, %: ***0***

8.1.6. Data on Substantial Transactions Executed by Issuer

No substantial transactions were executed in the reporting period.

8.1.7. Data on Issuer's Credit Ratings

The Issuer had no credits ratings assigned to him.

8.2. Data on Issuer's Each Share Category / Type

Share category: ***ordinary***

Security form: ***registered uncertificated***

Nominal value of each share, RUR: ***1***

Number of shares in circulation: ***190,627,747***

Number of additional shares in the process of being placed: ***as on the reporting date, Issuer's shares were not being placed.***

Number of "declared" shares: ***The Issuer's Charter has no provisions on "declared" shares.***

Number of shares on the Issuer's balance sheet: ***none***

Number of additional shares that could be placed by conversion of the placed securities convertible into shares, or else by way of execution of obligations by the Issuer's options: ***none***

State Registration No. ***1-01-55192-E***

Issue State registration date: ***27/04/2006***

Rights afforded by the shares to their owners:

- ***receiving dividends declared by the Company;***
- ***participating either personally or through representatives in a Meeting with a voting right on every issue of its competence;***
- ***coming up with proposals as to the Meeting's agenda, in a procedure stipulated by laws of the Russian Federation and by this Charter;***

- ***obtaining information on the Company's activities and having access to the Company's documents in accordance with Article 91 of Federal Law "On Joint-Stock Companies," other legislative acts and this Charter;***
- ***having priority in acquisition of additional shares and issued securities convertible into shares, being placed by open subscription, in a quantity proportional to the number of shares in their ownership;***
- ***receiving some of the Company's property in the event of its liquidation;***
- ***enjoying other rights stipulated by legislation of the Russian Federation and by this Company's Charter.***

Owners of the voting shares have the right to demand that the Company buys back either all or some of the shares owned by them, in cases provided for by the Federal Law.

Rights of shareholders to receive proclaimed dividends, and in the event that the Issuer's Charter stipulates preferred shares of two or more types, with the dividend size defined for each type, also the sequence of payment of dividends on certain types of preferred shares.

The Company is entitled, proceeding from the results of the first Quarter, of the first half of a year, of nine months of a fiscal year and/or from the results of a fiscal year to decide on / proclaim the payment of dividends on the placed shares, unless stipulated otherwise by the Federal Law "On Joint-Stock Companies." A decision on the payment / proclaiming of dividends by the results of the first Quarter, of the first half or nine months of a fiscal year can be made within three months from the ending date of the respective period.

The Company is obliged to pay the proclaimed dividends on its shares. Dividends are payable in money and/or other property including securities.

Decisions on the payment / proclaiming of dividends, including decisions on the size of dividends and for of its payment on shares of each category / type will be made by the General Meeting of Shareholders. The size of dividends may not exceed that recommended by the Board of Directors. In deciding on the payment / proclaiming of dividends, the Company shall be guided by restrictions stipulated by applicable effective laws of the Russian Federation.

To have dividends paid, the Company will draw a list of persons entitled to obtain dividends. This list will be drawn proceeding from the data of the register of owners of the Company's registered securities entitled to take part in the General Meeting of Shareholders which would make a decision on the payment of the dividends in question.

The Issuer has not been and is not placing preferred shares.

Rights of a shareholder owning ordinary shares to take part in the General Meeting of Shareholders with a voting right on every issue in its competence, and if preferred shares are place, rights of a shareholder owning preferred shares to take part in the General Meeting of Shareholders with a voting right on every issue in its competence, in cases and procedure and on terms set out proceeding from the legislation on joint-stock companies.

Shareholders owning the Company's ordinary shares are entitled, as per the Federal Law "On Joint-Stock Companies," to take part in a General Meeting of Shareholders with a voting right on every issue within its competence.

The Issuer has not been and is not placing preferred shares.

Rights of a shareholder owning preferred shares of a certain type for their conversion into ordinary shares or into preferred shares of other type, and procedure of such conversion (the quantity and category / type of shares to be converted into, and other terms of conversion) when the Issuer's Charter provides for an option of such conversion.

This right is not provided for by the Charter.

Rights of a shareholder to receive some of the Issuer's property in the event of its liquidation, and in the event that the Issuer's Charter stipulates preferred shares of two or more types, with the liquidation value defined for each type, also the sequence of payment of the liquidation value on certain types of preferred shares.

Owner of an ordinary share is entitled to receive some of the Issuer's property in the event of its liquidation.

The Issuer has not been and is not placing preferred shares.

8.3. Data on previous issues of Issuer's securities except Issuer's shares

The Issuer has not issued other securities.

8.3.1. Data on issues where all securities have been retired / cancelled

There have been no such issues.

8.3.2. Data on issues of which securities are in circulation

There have been no such issues.

8.3.3. Data on issues where Issuer defaulted on its obligations on securities

There have been no such issues.

8.4. Data on person(s) who provided collateral on issued bonds

There have been no such issues.

8.5. Terms of assurance of execution of obligations on issued bonds

There have been no such issues.

8.5.1. Terms of assurance of obligations on bonds with mortgage collateral

There have been no such issues.

8.6. Data on Entities Keeping Records of Rights to Issuer's Issued Securities

A Register is maintained by a specialized Registrar.

Registrar's full trade name: ***Closed Joint-Stock Company NATIONAL REGISTRATION COMPANY***

Abbreviated name: ***CJSC NRC***

Registrar's location: ***121357, Moscow, Veresayeva st., 6***

No. of License for engaging in activities of maintaining a register of owners of securities: ***10-000-1-00252***

Authority that issued the license: ***FCSM of Russia***

Date of issue: ***06/09/2002***

Effective till: ***Open-ended***

8.7. Data on Legislative Acts Regulating Issues of Import and Export of Capital That Might Affect Payment of Dividends, Interest, or Other Payments to Non-Residents

- ***Federal Law "On Currency Regulation and Currency Control" of 10/12/2003, No. 173-FZ.***
- ***Law of the RSFSR "On Investment Activities in the RSFSR" of 26/06/1991, No. 1488-1.***
- ***Federal Law "On Foreign Investments in the Russian Federation" of 09/07/1999, No. 160-FZ.***
- ***Federal Law "On Securities Market" of 22/04/1996, No. 39-FZ.***
- ***Federal Law "On Protection of Rights and Lawful Interest of Investors in Securities Market" of 05/03/1999, No. 46-FZ.***

- *Federal Law "On Special Economic Zones in the Russian Federation" of 22/07/2005, No. 116-FZ.*
- *Federal Law "On Introducing Amendments into Some Legislative Acts in Connection with Adoption of Federal Law "On Special Economic Zones in the Russian Federation" of 22/07/2005, No. 116-FZ.*
- *Federal Law "On Introducing Amendments into Some Legislative Acts of the Russian Federation " of 18/07/2005, No. 9-FZ.*
- *Federal Law "On Counteracting Legalization (Laundering) of Criminally Obtained Revenues and Financing of Terrorism" of 07/08/2001, No. 115-FZ.*
- *Customs Code of the Russian Federation approved by Supreme Soviet of RF on 18/06/1993. No. 5221-1.*
- *Tax Code of the Russian Federation (Part One) of 31/07/1998, No. 146-FZ.*
- *Tax Code of the Russian Federation (Part Two) of 05/08/2000, No. 117-FZ.*
- *Federal Laws of the Russian Federation on ratification of agreements between the Russian Federation and Other Nations on avoiding double taxation, protecting investments and precluding tax evasion.*
- *Federal Law "On Ratification of Agreement Between Government of the Russian Federation and Government of the Republic of Belarus on Principles of Collection of Indirect/Excise Taxes on Exports and Imports of Goods, Performance of Work, Rendering of Services" of 28/12/2004, No. 181-FZ.*

8.8. Description of Procedure of Taxation of Revenues from Issuer's Securities Placed or Being Placed

Taxation of revenues of physicals persons (either tax residents of RF or non-residents accruing revenues from source in RF).

In accordance with Art. 208 of Tax Code of RF, dividends and interest obtained from a Russia's entity, and revenues from sale in RF of the Issuer's securities are revenues subject to collection of taxes on revenues of physical persons.

When the source of a revenue in the form of a dividend is a Russia's entity, this entity will be held a tax agent and will determine the tax amount separately for each taxpayer on each payment of said revenues at a rate of 9% (Art. 224 of Tax Code of RF) in the procedure laid out in Art. 275 of Tax Code of RF. This rate of 9% is set for physical persons – residents of the Russian Federation.

The amount of the tax due will be calculated proceeding from the total tax amount and the share of each taxpayer in the sum total of dividends. The total tax amount will be determined as a product of the tax rate by the difference between the sum total of dividends to be distributed among the shareholders / participants in the current tax period, minus the sum total of dividends to be paid by the tax agent to a foreign entity and/or physical person – non-resident of RF in the current tax period, and the sum total of dividends obtained by the tax agent himself in the current reporting (tax) period

When a Russia's entity – a tax agent pays dividends to a physical person – non-resident of RF, applied to these payments will be the tax rate of 30% as per Item 3 of Art. 224 of Tax Code of RF.

In accordance with Art. 214.1 of Tax Code of RF the taxable base in each transaction with securities and transaction with financial instruments of futures contracts where the basic asset is securities (futures and options share exchange deal) will be determined individually. In this, revenues from the following transactions will be accounted for:

- *purchase/sale of securities in circulation on a managed securities market;*

- *purchase/sale of securities not in circulation on a managed securities market;*
- *involving financial instruments of futures contracts where securities are the basic asset;*
- *purchase/sale of investment rights of shared investment funds, including their retirement;*
- *involving securities and financial instruments of futures contracts where the basic asset is securities, executed by a trustee to the benefit of the owner of the trust who is a physical person.*

In accordance with Item 3 of Art. 214.1 of Tax Code of RF the taxable base – the revenue/loss from securities purchase/sale transactions will be determined as the sum total of revenues of the totality of transactions with securities of the respective category executed over the tax period, minus the sum total of losses. The revenue/loss will be determined as the difference from the amounts obtained from sale of the securities and the expenses on acquisition, sale and keeping of the securities, or else the material deduction taken to reduce the revenues from the securities purchase/sale transactions.

The revenue from a transaction of purchase/sale of securities in circulation on the managed securities market will be reduced by the some total of the interest payable for the use of borrowed monetary assets, though within the amounts calculated proceeding from the effective refinancing rate of the Central Bank of RF. The amount of loss on such a transaction will be determined accounting for the threshold of fluctuation of the market price of securities. In this, held as securities in circulation on the managed securities market will be securities permitted for circulation at trade managers in possession of a License from the Federal authority responsible for regulation of the securities market.

When expenses would not be directly attributed to expenses on acquisition, sale and keeping of specific securities, these expenses will be broken down in proportion to the evaluation of the securities to which these expenses are related. When it is not possible to prove the expenses with documents, the taxpayer will be entitled to make use of the material tax discount as provided for in paragraph 1 of sub-item 1 of Item 1 of Art. 220 of Tax Code of RF.

A material tax discount or a deduction in the amount of the actually borne and documented expenses will be afforded to a taxpayer in the calculation and payment of the tax to the budget at the revenue source, or else by then end of a tax period when tax returns are furnished to the tax authority. When several revenue sources exist, the material tax discount will be afforded only at one revenue source, as chosen by the taxpayer.

In determining the taxable base of operations of purchase/sale of securities, it should be remembered that a loss from operations with securities in circulation on a managed securities market would reduce the taxable base of operations of purchase/sale of securities of the given category. A revenue from operations of purchase/sale of securities not in circulation on a managed securities market which at the time of their acquisition met the requirements set up for securities in circulation on a managed securities market can be reduced by the amount of loss suffered in operations of purchase/sale of securities in circulation on a managed securities market.

The taxable base of operations with financial instruments of futures contracts will be determined as the difference between positive and negative results of reassessment of obligations and rights of claim/receivables under the entered contracts and execution of the financial instruments of the futures contracts, also accounting for the fees for services of share exchange intermediaries and of the stock exchange in opening and keeping the account of a physical person. In this, the taxable base will be increased by the sum total of premiums received from transactions with options and reduced by the sum total of premiums paid in these transactions.

In determining the taxable base of operations with securities executed by a trustee, the taxpayer's expenses will also include the amounts paid to the trustee as his remuneration and reimbursement of his expenses on the operations with the securities in question.

When the performance of a trustee covers transactions with securities of different categories, and also when other kinds of revenues occur (dividends, interest), the taxable base will be determined

separately for each securities category and each kind of revenue. Expenses that would not be attributed directly to the reduced revenues from transactions with securities of a given category or to the reduction of a given kind of revenue will be broken down in proportion to the share of each kind of revenue.

The taxable base of operations of purchase/sale of securities and operations with financial instruments of futures contracts will be determined at the end of a tax period, i.e. year. In this, the calculation and payment of the tax amount will be done by the tax agent either by the end of the tax period or when he pays money to the taxpayer before the end of the current tax period. In the last-mentioned case, the tax shall be paid on the share of the revenue corresponding to the actual amount of money paid. When payments are effected more than once during a tax period, the calculation of the amount of tax due will be done on an accrual basis accounting for the amounts of tax already paid.

As concerns operations with securities performed by trustee, the latter will be held a tax agent. The taxable base of such operations will be determined either on the ending date of a tax period or at the time of payment of money before the end of a tax period. In this case the tax will be payable within one month from the ending date of the tax period or from the date of payment of the money (transfer of securities). When payments are made from money in trust management before expiration of the terms of the trust management agreement or before the end of a tax period, tax will be payable from the share of the revenue corresponding to the actual sum total of the money paid to the originator of trust management.

When it is not possible to deduct from the taxpayer the calculated tax by the revenue payment source, the tax agent shall, within one month from the time of occurrence of this situation, notify in writing the tax authority at the place of his registration of the impossibility of deduction and the the amount of the taxpayer's debt. In this case the tax will be paid by equal shares in two payments: the first payment, not later than within 30 days from the date of delivery of the tax payment notice from the tax authority, and the second payment, not later than within 30 days after the first payment date.

The procedure of calculation of a tax no operations with securities is laid down in Item 1 of Art. 225 of Tax Code of RF, according to which the tax amount will be calculated as corresponding percentage of the taxable base proceeding from the tax rate of 13% for physical persons who are tax residents of RF, or 30% for physical persons who are not tax residents of RF.

Taxation of juridical persons (both Russia's entities and foreign entities conducting their activities in the Russian Federation through permanent representations and/or obtaining revenues from sources in the Russian Federation).

As per Item 1 of Art. 250 of Tax Code of RF, revenues from shared participation in other entities (in the form of dividends) and revenues obtained from operations with financial instruments of futures contracts are deemed non-operating revenues subject to taxation. In this, the date of receipt of the revenue is the date of the money arriving at the taxpayer's banking account / cashiers'.

The specifics of determining the taxable base for revenues from shared participation in other entities (dividends) are set up by Art. 275 of Code Tax of RF.

When the revenue source is a Russia's entity, this entity will be held a tax agent and will determine the tax amount. In this, the tax amount to be deducted from the revenue of the recipient of dividends will be calculated by the tax agent proceeding from the total tax amount and the share of each taxpayer in the sum total of the dividends. The total tax amount will be determined as a product of the tax rate of 9% (Art. 284 of Tax Code of RF) by the difference between the sum total of dividends to be distributed among the shareholders / participants in the current tax period, minus the sum total of dividends to be paid by the tax agent to a foreign entity and/or physical person – non-resident of RF in the current tax period, and the sum total of dividends obtained by the tax agent himself in the current reporting (tax) period If this difference is negative, the tax payment obligation will not arise, and no reimbursement from the budget will be due.

If a Russia's entity – the tax agent pays dividends to a foreign entity that id not a resident of the Russian Federation, the taxable base of the taxpayer – the recipient of the dividends will be determined as a sum total of the paid dividends, and the rate of 15% will be applied to it (Art. 284 of Tax Code of RF).

The calculation and deduction of the sum total of the tax on the revenues paid to foreign entities will be done by the tax agent on all kinds of revenues listed in Item 1 of Article 309 of Tax Code of RF in all cases of payment of such revenues, except in the following cases:

(1) when the tax agent has been notified by the recipient of the revenue that the revenue being paid is related to the permanent representation of the recipient of the revenue in the Russian Federation, and the tax agent has in his possession a duly notarized copy of a certificate that the revenue recipient has been registered with the tax authorities, documented not earlier than in the preceding tax period;

(2) in the case of payment of revenues which, according to international agreements / understandings, are not to be taxable in the Russian Federation, provided that the foreign entity present to the tax agent a confirmation as per Item 1 of Article 312 of Tax Code of RF;

(3) when the tax agent pays to the foreign entity revenues which, in accordance with international agreements / understandings will be taxable in the Russian Federation at reduced rates, and the tax agent will deduct the tax amount from the revenues at the corresponding reduced rates, provided the foreign entity furnishes to the tax agent a proof of this foreign entity having permanent residence in the state with whom the Russian Federation has an international agreement / understanding regulating the issues of taxation, certified by a competent authority of the foreign state in question. When the proof thus furnished is in a foreign language, its Russian translation will also be furnished to the tax agent.

Specifics of determining the taxable base for operations with securities are set out in Art. 280 of Tax Code of RF.

Revenues of a taxpayer from operations of sale or other disposal of securities (including retirement) will be determined proceeding from the price of sale or other disposal of the security, and from the amount of the accrued interest / coupon yield paid by the buyer to the taxpayer, and from the amount of the accrued interest / coupon yield paid to the taxpayer by the Issuer. In this, the amounts of interest / coupon yield previously accounted for in taxation will not be included into the taxable revenue.

Expenses on sale / other disposal of securities will be determined proceeding from the purchase price of the security, the expenses on its sale, and the amount of accrued interest / coupon yield paid by the taxpayer to the seller of the security. In this, the amounts of interest / coupon yield previously accounted for in taxation will not be included into the taxable revenue.

The actual price of sale or other disposal of securities within the range between the maximum and minimum prices of transactions with the security in question, registered by the manage of trade on the securities market of the date of the transaction in question will be held as the market price for the taxation purposes. In the event of sale of securities in circulation on the securities market at a price below the minimum price of transactions on the managed securities market, the minimum price of transactions on the managed securities market will be taken to arrive at the financial outcome.

As concerns securities not in circulation on a managed securities market, taken for the taxation purposes will be the actual price of sale or other disposal of the securities in question if at least one of the following conditions applies:

- ***if the actual price of the transaction in question is within the range of prices of the similar security registered by the manager of trade on the securities market on the date of the transaction in question, provided that trade with these securities took place at the manager of trade at least once within the 12 past months;***

- *if the deviation of the actual price of the transaction in question is within 20% plus or minus of the average weighted price of the similar security as calculated by the manager of trade on the securities market proceeding from his rules for the results of trade on the date of execution of this transaction or on the date of the nearest trade before the date of execution of the transaction in question, when trade with these securities took place at the manager of trade at least once during the last 12 months.*

In the event of unavailability of information on the results of trade with the similar/identical securities, the actual price of the transaction will be taken for the purposes of taxation if this price does not differ by more than 20 percent from the calculation price of this security which can be determined on the date of execution of the transaction with this security accounting for the actual conditions of the executed transaction, the specifics of circulation and the price of the security, and other indicators on which the information can serve as the grounds for such calculation. To determine the calculation price of a share by the taxpayer either by himself or with an appraiser engaged. there should be used the methods of value assessment stipulated by the laws of the Russian Federation, and for determining the calculation price of a debt security can be used the refinancing rate of the Central Bank of the Russian Federation. When the taxpayer determines the calculation price of a share by himself, the method used for value assessment must be specified in the taxpayer's accounting policy.

The taxable base for operations with securities will be determined by the taxpayer separately. In this, the taxable base for operations with securities in circulation on a managed securities market will be determined separately from the taxable base for operations with securities not in circulation on a managed securities market.

In selling or otherwise disposing of securities, the taxpayer will himself, proceeding from the accounting policy adopted for the taxation purposes, determine one of the following methods of deduction to expenses of the value of the securities disposed of:

- *proceeding from the first-in-time acquisitions; or*
- *proceeding from the last-in-time acquisitions; or*
- *proceeding from the unit value.*

Taxpayers who have suffered losses from operations with securities in the previous tax period or in previous tax periods may reduce accordingly the taxable base calculated for operations with securities in the reporting (tax) period. In this, losses from operations with securities not in circulation on a managed securities market suffered in the previous tax period can be used to reduce the taxable base of operations with such securities determined in the reporting (tax) period. Losses from operations with securities in circulation on a managed securities market suffered in the previous tax period can be used to reduce the taxable base of operations of sale of this category of securities.

Revenues obtained from operations with securities in circulation on a managed securities market may not be reduced by either expenses on or losses from operations with securities not in circulation on a managed securities market. Revenues obtained from operations with securities not in circulation on a managed securities market may not be reduced by either expenses on or losses from operations with securities in circulation on a managed securities market.

In accordance with Art. 286 of Tax Code of RF, the tax will be determined as the percentage of the taxable base corresponding to the tax rate (24% for juridical persons – tax residents of the Russian Federation, or 20% for non-resident juridical persons, as per Art. 284 of Tax Code of RF). The sum total of the tax due proceeding from the outcome of the tax period will be determined by the taxpayer himself.

Proceeding from the outcome of each reporting (tax) period, the taxpayers will calculate the amount of the advance payment proceeding from the tax rate and the taxable revenue calculated on an accrual basis from the beginning of the tax period till the end of the reporting (tax) period.

Throughout the reporting period, taxpayers will calculate the amount of the monthly advance payment due.

When the taxpayer is a foreign entity receiving revenues from sources in the Russian Federation not related to their permanent representation, the obligation of determining the amount of the tax due, deduction of this amount from the taxpayer's revenues and transferring the tax to the budget will be borne by the Russia's entity paying this revenue to the taxpayer. The tax agent will determine the amount of tax due on every payment / transfer of the money, or other delivery of the revenue. When the source of revenues of a taxpayer in the form of dividends is a Russia's entity, the obligation of deduction of the tax from the taxpayer's revenues and transferring the tax to the budget will be borne by this source of revenues. On revenues paid to taxpayers as dividends, the tax deducted in the payment of the revenue will be transferred to the budget by the tax agent making the payments within 10 days from the payment date.

The tax on revenues obtained from operations of sale of securities will be payable on expiration of the tax period and shall be paid not later than within the term set for submitting the tax returns for the tax period in question (not later than by March 28 of the year following the expired tax period). Advance payments proceeding from the outcome of a reporting period shall be paid not later than within the term set for submitting the tax returns for the reporting period in question (not later than within 28 days from the ending date of the reporting period in question).

Monthly advance payments payable during a reporting period shall be paid not later than by 28th day of each month of this reporting period. Taxpayers who calculated their monthly advance payments proceeding from the actually accrued profit shall make their advance payments not later than by the 28th day of the month following the month from the outcome of which the tax is calculated.

8.9. Data on Proclaimed / Accrued and Paid Dividends on Issuer's Shares, and Also on Revenues from Issuer's Bonds

The Issuer was registered on March 17, 2006 no dividends were accrued or paid by the Issuer. No bonds were issued.

8.10. Miscellaneous Data

None.

POLYUS

Exemption number 82-34961

Exhibit 3

QUARTERLY REPORT

Open Joint Stock Company Polyus Gold
Issuer's Code 55192-E
for 4th Quarter of 2006

Issuer's location: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

The information contained in this Quarterly Report is subject to disclosure in accordance with the laws of the Russian Federation on securities.

General Director, *OJSC Polyus Gold* Date: February 01, 2007.	______________ *[signed]*	E.I. Ivanov
Chief Accountant, *OJSC Polyus Gold* Date: February 01, 2007.	______________ *[signed]*	D.A. Steschenko

Contact Person: D.V. Bolgov, Corporate Secretary, OJSC Polyus Gold
Phone: (495) 641-3377
Fax: (495) 641-3367
E-mail: **info@polyusgold.com**
Internet web page(s) where information contained in this Quarterly Report is disclosed:
http://www.polyusgold.com/pages/page_0.aspx?id_page=646

CONTENTS

Introduction

(a) Issuer's full name:

Open Joint Stock Company Polyus Gold

Issuer's abbreviated name:

OJSC Polyus Gold

(b) Issuer's location:

Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1

(c) Phone: ***(495) 544-5495***

E-mail address: ***info@polyusgold.com***

(d) Internet web page(s) where information containing the full text of the Issuer's Quarterly Report is published: **http://www.polyusgold.com/pages/page_0.aspx?id_page=646**

(e) Main data on the Issuer's securities currently in circulation:

Kind, Category (Type): ***registered ordinary shares***

Quantity of placed securities: ***one hundred ninety million six hundred twenty seven thousand seven hundred forty seven (190,627,747) shares.***

Nominal value of one security: ***One (1) ruble.***

In the reported Quarter the Issuer has not been placing securities.

This Quarterly Report contains assessments and projections of the Issuer's authorized executive bodies as to the forthcoming events and/or actions, the development prospects of the economy sector where the Issuer is engaged in its main activities, and the Issuer's performance results, also including the Issuer's plans, the estimated probability of occurrence of certain events and of certain actions. Investors must not rely completely on the assessments and projections of the Issuer's executive bodies as the Issuer's actual performance in the future might differ significantly from the projected results for diverse reasons. Acquisition of the Issuer's securities involves risks addressed in this Quarterly Report.

I. Brief Data on Persons in Issuer's Management Bodies; Data on Issuer's Bank Accounts, Auditor, Appraiser and Financial Consultant; and Also on Other Signatories of This Report

1.1. Members of the Issuer's governing bodies

Members of the Board of Directors

Last Name, First Name, Patronymic	Year of Birth
Prokhorov Mikhail Dmitrievich, Chairman	***1965***
Ivanov Evgueni Ivanovich	***1966***
Klishas Andrey Aleksandrovich	***1972***
Morozov Denis Stanislavovich	***1973***
Lord Patrick James Gillford	***1960***
Braiko Valery Nikolaevich	***1939***
Rodney B. Berens	***1945***
Rudakov Valeri Vladimirovich	***1942***
Salnikova Ekaterina Mikhailovna	***1957***

Issuer's sole executive body: ***Ivanov Evgueni Ivanovich, General Director***

Year of Birth ***1966***

A collegiate executive body is not stipulated in the Issuer's Charter.

1.2. Data on Issuer's Bank Accounts

(a) Credit agency's full trade name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Credit agency's abbreviated trade name: ***ROSBANK (OJSC JSCB)***

Location: ***Russian Federation, 107078 Moscow, Mashi Poryvayevoi st., 11.***

Taxpayer's ID No. ***7730060164.***

Credit agency's *BIK*: ***044525256.***

Credit agency's correspondent account No. ***30101810000000000256.***

Account No. and Type: ***Operating Account No. 40702810300000015709.***

(b) Credit agency's full trade name: ***Bank for Foreign Trade (open joint-stock company), Outlet No. 12 Yauzski***

Credit agency's abbreviated trade name: ***JSC Vneshtorgbank, Outlet No. 12 Yauzski***

Location: ***Moscow, ul. Zemlyanoi val 52/16, Building 1***

Taxpayer's ID No. ***7702070139.***

Credit agency's *BIK*: ***044525187.***

Credit agency's correspondent account No. ***30101810100000000187.***

Account No. and Type: ***Operating Account No. 40702810500160000714.***

(c) Credit agency's full trade name: ***Savings Bank of the Russian Federation, Tver Branch No. 7982.***

Credit agency's abbreviated trade name: ***Sberbank, Tver Branch No. 7982.***

Location: ***127994, Moscow, Sushchevskaya st., 20.***

Taxpayer's ID No. ***7707083893.***

Credit agency's *BIK*: ***044525225.***

Credit agency's correspondent account No. ***30101810400000000225.***

Account No. and Type: ***Operating Account No. 40702810838040113281.***

1.3. Data on Issuer's Auditor(s)

Full trade name: ***Limited Liability Company ROSEXPERTIZA.***

Abbreviated trade name: ***LLC ROSEXPERTIZA.***

Location: ***127055 Moscow, Tikhvinski pereulok 7, Building 3.***

Phone: ***(495) 721 38 83***

Fax: ***(495) 721 38 94***

E-mail address: ***rosexp@online.ru***

Data on Auditor's license for engagement in auditing activities:

License No. ***E 000977***

Date of issue: ***25/06/2002***

Effective till: ***25/06/2007***

Authority that issued the license: ***Russia's Ministry of Finance***

Fiscal year(s) for which the Auditor conducted independent audit of the Issuer's bookkeeping and financial/accounting reporting: ***Issuer's opening financial/accounting reporting.***

Factors that could affect the Auditor's independence from the Issuer, including information on the existence of substantial interests linking the Auditor (or Auditor's executive employees) to the Issuer (or Issuer's executive employees):

- existence of the Auditor's (or Auditor's executive employees') stake in the Issuer's equity – ***none;***

- loans made to the Auditor (or Auditor's executive employees) – ***none;***

- existence of close business relations (participation in promotion of the Issuer's products/services, participation in joint entrepreneurship activities, and the like), or existence of family ties – ***none;***

- data on Issuer's executive employees who are also the Auditor's executive employees (or the Auditor) – ***no such persons.***

Information on steps undertaken by the Issuer and by the Auditor to avoid the effect of such factors:

The major step undertaken by the Issuer to avoid the effects of said factors has been the process of careful evaluation of a potential auditor as concerns its independence from the Issuer. The Auditor is completely independent from the Issuer's executive bodies in compliance with the requirements of Article 12 of Federal Law "On Auditor Activities," and the Auditor's amount of remuneration is not made dependent on the results of the conducted audit.

The Issuer's procedure of Auditor selection: ***there is currently no bidding procedure related to Auditor selection.***

Procedure of presenting a potential Auditor for approval by the Meeting of Shareholders / Participants, and the body making the corresponding decision:

As per Item 5.19.9 of Article 5 of the Issuer's Charter, the competence of the Issuer's General Meeting of Shareholders extends to "approval of the Company's Auditor".

In selecting the Auditor, the Company takes into account: positive referrals on the market of auditor services; skills of specialists; experience of accounting and auditing work at large enterprises and in tax authorities; attestation by the RF Ministry of Finance.

Information on work performed by the Auditor as part of special auditing tasks: ***the Auditor has been performing no work as part of special auditing tasks.***

Procedure of determining the size of the Auditor's remuneration: ***As per Item 6.3.3.11 of Article 6 of the Issuer's Charter, the size of the Auditor's remuneration will be determined by the Board of Directors. In accordance with the Statute of Audit Committee of the Board of Directors, the Audit Committee will pre-consider the expected size of remuneration and submit its recommendation to the Board of Directors.***

Delayed or overdue payments for the services rendered by the Auditor: ***none.***

1.4. Data on Issuer's Appraiser

An Appraiser has not been engaged by the Issuer.

1.5. Data on Issuer's Consultants:

The Issuer has not been engaging a financial consultant or other persons rendering consulting services related to emission of securities.

1.6. Data on Other Signatories of Quarterly Report

Steschenko Dmitri Anatolyevich, Chief Accountant, OJSC Polyus Gold,

Contact phone/fax numbers: ***Phone: (495) 641-3377***; ***Fax***: ***(495) 641-3367***.

II. Core Information on Issuer's Financial / Economic Situation

2.1. Indicators of Issuer's Financial / Economic Performance

Not reported for this period.

2.2. Issuer's Market Capitalization

Indicator	*Market Capitalization Value*
Issuer's market capitalization, RUR	245,984,138,451.33

The method of determining the value of Issuer's market capitalization:

The value of market capitalization of OJSC Polyus Gold as of December 29, 2006, was determined by the method laid down in the Regulations on Disclosure of Information by Issuers of Securities, approved by The Federal Financial Markets Service (order #05-5/pz-n of March 16, 2005) as a product of the quantity of the Company's placed shares by the Weighted average price of one share published by CJSC MICEX by the results of trade on 29/12/2006, calculated in accordance with Procedure of Calculation of Market Worth of Issued Securities and Investment Shares of Shared Investment Funds accepted for circulation by trade managers, approved by The Federal Commission of Securities Market (resolution #03-52/ps of December 24, 2003).

2.3. Issuer's Liabilities

2.3.1. Accounts Payable

Not reported for this period.

2.3.2. Issuer's Credit History

Discharge by the Issuer of obligations by the credit agreements and/or loan agreements in effect prior to and on the ending date of the reporting Quarter, by which the sum total of the principal balance of debt amounted to 10 or more percent of the worth of the Issuer's net assets on the date of the last ended reporting Quarter preceding the concluding of the respective agreement: ***Such obligations did not arise in this reporting Quarter.***

2.3.3. Issuer's Liabilities Under Pledges Afforded to Third Parties

The Issuer has afforded no pledges.

2.3.4. Issuer's Other Liabilities

The Issuer had no other agreements not reflected on its balance sheet.

2.4. Objectives of Issuance and Allocation of Assets Yielded by Placement of Issued Securities

There has been no issue of securities in the reporting period.

2.5. Risks Involved in Acquisition of Issued Securities Placed / Being Placed

2.5.1. Sector-Related Risks

Activities related to prospecting for and production of natural resources are associated with specific risks beyond the Issuer's control, such as: geological, geological-technical and seismic factors, accidents or emergencies at the production facilities, adverse weather conditions, equipment breakdown, unscheduled process shutdowns, technology failures, undesired environmental effects.

The most prominent risks:

- ***Declining gold price.***

Significant sinking of the gold price might affect adversely the Issuer's financial standing. The gold market is characterized by cyclic trends and is vulnerable to general changes in the economy, with the gold price being dependent on diverse factors including the supply and demand ratio on the market, the global scope of availability and utilization of production capacities, the geopolitical situation, currency rates of exchange, and trade constraints. To minimize the risks, steps are undertaken to cut down production costs, long-term agreements are concluded for product sales, and work is underway on looking for new cost-effective production technologies and their introduction.

- ***Prospecting for natural resources is associated with a high risk levels. Any data on ore reserves are of the estimation nature, with no full assurance of their extraction or use in production in the planned volumes. There is a potential for the estimates being revised, e.g. when the expedience of working with lower-quality ore is questioned on account of the sinking metal prices or of the underlying geological data not having been confirmed.***

To minimize this risk, any application for acquisition of licenses or acquisition of a new facility is preceded by thorough expert examination of investment attractiveness of a project and its sensitivity to project data changes, with full use made both of the experience and knowledge of own specialists, geologists and mining engineers, and engagement of independent experts – the sector's professionals. Furthermore, there are the options of acquisition of fields in various regions of Russia with their differing mining and geological environment, so that the risks being discussed become diversified.

- ***Worsening of the mining and geological situation on account of the gold content in the ores being handled declining, and the share of "hard" ores growing.***

This risk can be mitigated by conducting advance production-oriented geological survey, and implementing measures of improving the ore extraction and processing technology.

- ***Risk of growing operation and capital costs due to the growth of prices of fuel, energy, spares, vehicle fuels and lubricants (VFL) and other materials used in the production technologies, of strengthening of the national currency, and also risks of under-deliveries of the materials required (with no possibility of purchasing additional volumes or the suppliers lacking the required material kind).***

This risk is partly compensated for by continuous monitoring of the warehouse stock, by measures aimed at reduction of production costs, by transition to alternative cost-saving materials used in the

production technologies. This risk could also be partly compensated for by running down prices in the biddings for purchases of the materials in question.

As concerns the steps undertaken to minimize the risks of diverse kinds and levels, also worth mentioning would be:

- ***Stocking up reserves and supplies: financial, material, and others, to provide for prompt responses for financial or operational damage (e.g. caused by theft, losses due to natural disasters, and the like);***
- ***Securing insurance of the property and personnel, against risks involved in financial operations, and other kinds of insurance;***
- ***Enhancing the information support system (keeping up a continuously updated business information environment).***

2.5.2. Country- and Region-Associated Risks

The Company has been registered as a taxpayer exclusively in Russia and does not engage in activities in other countries. Hence, the following risks must be accounted for:

- ***potential instability of the political situation: international conflicts, military conflicts, terrorism, introduction of the state of emergency, nationalization, strikes. The last three years in Russia have been marked by political stabilization that has built up a favorable climate for investment into domestic industries and somewhat mitigated the political risks associated with this country. Concurrently, though, since 2001 country-associated risks have been on the rise in several other countries, related to a series of crisis phenomena in the global economy and sharp worsening of the international situation. The effect of these risks on the Issuer's activities is medium.***
- ***instability of the economic situation in Russia. The economic situation in Russia has visibly improved since the crisis of 1998, the gross domestic product has been steadily growing, the rate of inflation has declined, and the national currency is stable relative to the US dollar. However, the strengthening of ruble relative to dollar taking place recently makes Russian goods less competitive with imports, and the country's economy is still dependent on the global oil and gas prices.***

Neither there is any confidence in the positive growth trends of Russia's economy persisting in the future. On the other hand, in July of 2006 the Fitch Ratings international agency has stepped up Russia's sovereign rating to the BBB+ level. According to this agency, "with the high prices of raw commodities persisting for a prolonged period, this adds to the strengthening of Russia's macroeconomic and financial standing at very high rates, which brings down still further the probability of future risks of national debt servicing." The redemption of debt to the Paris Club ahead of due time has been also instrumental in this alteration of the rating.

2.5.3. Financial Risks

(a) OJSC Polyus Gold is going to have financial management actions accompanying its production activities, aimed at efficient management of the Company's property and sources of financing. The Issuer has in its plans borrowing money as part of its financial and economic policy. Hence, the Issuer becomes susceptible to the risk of changing interest rates on its existing obligations/liabilities.

Projected actions of OJSC Polyus Gold in the event of a negative effect of changing interest rates on the Issuer's performance:

- ***securing long-term credits and loans to avoid negative effects off short-term interest rate fluctuations;***
- ***decreasing the share of credits and loans in the floating assets of the Issuer's affiliated companies.***

(b) Fluctuations of the rates of exchange of foreign currencies might give rise to the following risks: transaction risk (risk of negative variation of the working capital and/or of interest payments); translation risk (risk of negative variation of the bookkeeping figures in currency conversion).

It should be pointed out that the effect of the market trends of external gold sale markets could be deemed substantial. The translation risk has been gradually losing its prominence given the policy of the RF Central Bank in stabilizing the rate of exchange of the domestic currency.

To minimize the currency-related risks in the future, the Issuer has in its plans to secure predominantly Ruble credits.

(c) Negative effects of inflation on the Issuer's financial and economic performance can be confined to the following risks:

- ***risk of declining real worth of assets available for carrying on the investment program;***
- ***risk of growing interest payable;***
- ***risk of growing prime costs of goods, work and services due to indexation of tariffs on fuel, bought electric power, wages, etc.***

As seen by the Issuer, the rate of inflation that would actually encumber the Company in its business activities is at least 100%.

It should be pointed out, however, that with inflation advancing the gold price would grow, so that the risks of OJSC Polyus Gold related to inflation, though out of control, can be deemed low.

The financial indicator most susceptible to risks associated with interest rate variation is the Company's profit. With the interest rates growing, interest payments for the use of credits would increase, and the Company's profit would decrease accordingly.

2.5.4. Legal Risks

Legal risks associated with changes in currency regulation.

Notwithstanding the fact that legislation acts have been passed in the Russian Federation governing the issues of currency regulation, there is still a risk that, in order to eliminate the aftereffects of or to preclude economic crises in the country, the RF Government might resort to administrative measures of economy control. This, if it happens, could give rise to a risk of introduction of restrictions on transfer or export of foreign currencies, a risk of stepping up the regulatory ratio of sale of currency revenues, and other similar risks. With these risks taking place, the activities of OJSC Polyus Gold would be affected adversely, as this could complicate the settlement of accounts with foreign counterparts.

Legal risks associated with changes in tax laws.

Tax laws have been changing in the entire territory of Russia beginning 01/01/2002 when the profit tax rate was altered and profit tax incentives were abolished. At present, the profit tax rate is twenty four (24) percent. The RF Government is going to implement a tax reform in the coming three years, gradually reducing the tax burden at a rate of about one (1) percent of the GDP a year. Since 2004, the VAT rate has been reduced from twenty (20) percent to eighteen (18) percent, with a beneficial rate of ten (10) percent retained for certain goods. Alterations of the tax laws, same as a potential for ambiguous interpretation of individual legislative acts bring about a certain level of risk for the Issuer despite its actions of adherence to the tax laws in every respect.

Legal risks associated to changes of customs regulations and duties.

A risk of changing procedures of customs control and duties is not significant for OJSC Polyus Gold. Over the recent years the procedures of customs control and customs duties have not undergone any serious changes.

Legal risks associated with changes of requirements to licensing of the Issuer's main line of activities or licensing performance the right of use of objects whose availability in turnover is limited (including natural resources).

Given a potential for amendments being passed in the laws of the Russian Federation as to restriction of participation of foreign investors, including companies whose composition of shareholders/participants includes foreign entities, in competitions and biddings for the use of natural resources, and also restrictions of foreign participation in the strategic sectors, there is a possibility of the Issuer becoming restrained in acquisition of new licenses for use of natural resources, as well as of new assets and companies engaged in the use of mineral resources.

Legal risks associated with changes in court procedures on issues related to the Issuer's activities (the licensing issues included) that could affect negatively its performance, and also the outcome of the current court hearings involving the Issuer.

Legal risks associated with changes in court procedures on issues related to the activities of OJSC Polyus Gold are at present insignificant.

2.5.5. Risks Associated with Issuer's Activities

There are currently no court hearings involving the Issuer or capable of affecting significantly its activities. OJSC Polyus Gold is subject to no risks related to being incapable of extending the term of licenses, as OJSC Polyus Gold has no licenses.

Risks related to potential liability of OJSC Polyus Gold for debts of third parties including its affiliated companies are deemed insignificant.

Risks related to potential loss of consumers whose turnover claims at least 10% of the total revenue from sales of products of OJSC Polyus Gold are none, as on the date of the drafting of this Report OJSC Polyus Gold had no such consumers.

III. Detailed Information on Issuer

3.1. Issuer's Creation and Development History

3.1.1. Data on Issuer's Trade Name / Name

Issuer's full trade/business name in Russian:

Открытое акционерное общество «Полюс Золото».

full trade/business name in English:

Open Joint Stock Company Polyus Gold.

Issuer's abbreviated trade name in Russian: ***ОАО «Полюс Золото».***

Issuer's abbreviated trade/business name in English: ***OJSC Polyus Gold.***

The Issuer has no knowledge of its name being similar to that of another juridical entity.

The trade name has not been altered over the time of the Issuer's existence.

3.1.2. Data on Issuer's State Registration

Main State registration No.: ***1068400002990.***

Date of Issuer's State registration: ***March 17, 2006.***

Name of registering authority: ***Inter-Regional Inspectorate of Federal Tax Service No. 2 for Krasnoyarsk Krai, Taimyr (Dolgan / Nenets) and Evenki Autonomous County***

3.1.3. Data on Issuer's Establishment and Development

The period of Issuer's existence: since March 17, 2006.

The Issuer has been established for an indefinite term

Issuer's Mission: "Evolving Nature's and Human Values to Benefit of Shareholders, Investors, and Company's Employees"

Objective of Issuer's Being Established: "Building up the Company's worth, increasing the shareholders' revenues. Creating conditions for development of the mining sector bases on private investments, while maintaining the balance of interests of the Company's owners and employees, of the State and of the society."

The Issuer has been established in conformity to the laws of the Russian Federation as a result of restructuring of Open Joint-Stock Company Mining and Metallurgical Company Norilsk Nickel, by spin-off. Issuer's date of State registration – March 17, 2006.

3.1.4. Contact Data:

Issuer's location: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

Location of the Issuer's permanent executive body: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

Phone: ***(495) 641-3377.***

Fax: ***(495) 785-4590.***

E-mail address: ***info@polyusgold.com***

Internet website where information on the Issuer is available: **http://www.polyusgold.com/pages/page_0.aspx?id_page=646**.

Issuer's special division for interaction with shareholders and investors: ***OJSC Polyus Gold Secretariat***

Location: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

Phone: ***(495) 641-3377.***

Fax: ***(495) 785-4590.***

E-mail address: ***info@polyusgold.com***

Internet website(s) address: **http://www.polyusgold.com/pages/page_0.aspx?id_page=646**

Taxpayer's ID No. ***7703389295.***

3.1.5. Issuer's Branch Offices and Representations

Issuer has no branch offices or representations.

3.2. Issuer's Main Business Line of Activities

3.2.1. Codes of Issuer's Main Sectors of Activities in Accordance with *OKVED* Codes

13.20.41, 02.01.1, 02.02.2, 10.10.11, 14.11, 14.12, 14.21, 26.52, 27.41, 28.21, 28.30.9, 28.71, 29.22.6, 40.10.11, 40.10.2, 40.10.3, 45.22, 45.23.1, 45.24.1, 45.24.2, 45.25, 45.3, 45.4, 51.12.24, 51.52.23, 52.11.2, 55.12, 55.4, 60.24, 61.20.2, 63.12.21, 63.4., 73.1, 74.20.13, 74.20.14, 74.20.2, 74.20.31, 74.20.33, 74.20.36, 74.20.55, 74.20.56, 80.42.

3.2.2. Issuer's Main Business Line of Activities

The Issuer was not engaged in business activities in the reporting Quarter. The share of the Issuer's revenue from the main business activity in the sum total of its revenues equals zero.

3.2.3. Main Kinds of Products (Work, Services)

The Issuer put out no products in the reporting Quarter.

Overall structure of own costs:

With the Issuer not having been engaged in production activities, there is no own cost structure.

3.2.4. Issuer's Initial / Raw Materials and Suppliers

The Issuer was not engaged in business activities in the reporting Quarter. There are no suppliers. The Issuer was not engaged in import transactions.

3.2.5. Issuer's Products / Work / Services Sale Markets

The Issuer was not engaged in its main line of business activities in the reporting period and did not sell products.

3.2.6. Data on Licenses Secured by Issuer

The Issuer has no licenses. Information on licenses secured by the Issuer's affiliated company is presented in Item 3.2.9.

3.2.7. Issuer's Joint Activities

The Issuer is not engaged in joint activities with other entities.

3.2.8. Additional Requirements to Issuers Who Are Joint-Stock Investment Funds, Insurance or Credit Agencies, or Mortgage Agents

The Issuer is neither a joint-stock investment fund, an insurance or credit agency, nor a mortgage agent. Items 3.2.8.1 – 3.2.8.4 do not apply to the Issuer.

3.2.9. Additional Requirements to Issuers Whose Main Line of Activities is Extraction of Minerals

The Issuer was not engaged in business activities in the reporting Quarter. The Issuer is not in possession of rights of use of mineral deposits. The Issuer has no licenses.

The Issuer's affiliated company engaged in extraction of minerals is Closed joint-stock company Gold-Mining Company Polyus (CJSC Polyus).

(a) Mineral reserves

List of deposits whose right of use belongs to CJSC Polyus:

(A) Deposit: ***Olympiadinskoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet were reserves of categories:

B+C1 – 272,603 kg, with mean content 4.378 gram/ton;

C2 – 76,921 kg, with mean content 3.240 g/t;

off-balance reserves – 114,040 kg, with mean content 3.068 g/t;

primary ore storage – 46,967 kg, with mean content 3.594 g/t.

Projected reserves of P1 category – 140.0 tons.

Production level: ***in 2005 - 25,107 kg of gold (4737 thousand tons of ore)***

Licenses for use of mineral wealth for operation at this deposit: ***license for use of mineral wealth: KRR 00942 BE***

Date of issue of License: ***24/05/2000***

License effective till: ***expiration, 31/12/2012.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment to 520 m depth of reserve assessment.***

Description of the mineral reserve section allotted for use: ***the mineral reserve section is located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai, in 60 km to southwest of Severo-Yeniseiski urban settlement. Area – 368 hectares.***

License kind: ***Exploration and Production. Working of Olympiadinskoye gold ore deposit.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to have gold production from oxidized ore of at least 10 tons per year;

- by 2010, to build up the capacity of the ore extraction and processing facility to 2.5 – 3.0 tons p.a.;

- to have Olympiadinskoye deposit developed in accordance with the projects, mining schedules, technical regulations and annual development plans approved in the established procedure, and coordinated with Yeniseiski Okrug Office of Gosgortekhnadzor of RF (at present, Federal Service for Technology Overseeing).

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations:

- the obligations have been met. The deposit is being developed in compliance with the approved projects, coordinated annual mining work schedules, and technical regulations. The levels of annual gold production and mine processing exceed the License obligations and are as per the annual quotas.

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- projected reserves not confirmed;

- untimely financing of operations;

- situations of force majeure.

(B) Deposit: ***Titimukhta***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet were reserves of categories:

C2 – 34,278 kg, with mean content 4.174 g/t;

off-balance reserves – 5,927 kg, with mean content 5.154 g/t.

Projected reserves of P1 category – 4.9 tons.

Production level: ***no mining being conducted***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 12068 BE***

Date of issue of License: ***29/12/2003.***

License effective till: ***expiration, 31/12/2023.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by the MPR (Ministry of Natural Resources) of Russia on the outcome of bidding.*** This mineral reserve section has the status of: ***mining allotment to depth of 500 m from day surface.***

Description of the mineral reserve section allotted for use: ***the mineral reserve section is located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai, in 50 km from Severo-Yeniseiski urban settlement. The section's area is 1.2 sq.km.***

License kind: ***exploration and mining of ore gold at Titimukhta deposit.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- exploration of the deposit to begin not later than December 30, 2004.

- furnishing not later than September 30, 2006, a geological report drafted in the established procedure on the estimated reserves for State expert examination;

- commissioning for operation a mining facility of annual capacity not less than 2000 kg, not later than by December 30, 2007.

Obligatory payments to be made under the License terms:

- one-time payment for mineral wealth usage as per the outcome of the competition, in the amount of RUR 298,850.2 thousand;

the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration work commenced on time and is being carried out as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(C) Deposit: ***Tyradinskoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet were reserves of categories:

off-balance reserves – 2,627 kg, with mean content 3.610 g/t;

primary ore storage – 1033 kg, with mean content 2.520 g/t.

Production level: ***705 kg produced in 2005.***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 00943 BE***

Date of issue of License: ***24/05/2000.***

License effective till: ***expiration 01/01/2017.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment to 240 m depth of reserve assessment.***

Description of the mineral reserve section allotted for use: ***the mineral reserve section is located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai, in 86 km to west of Severo-Yeniseiski urban settlement. Area – 0.156 sq.km.***

License kind: ***geological exploration and mining at Tyradinskoye ore occurrence (oxidized ores).***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- by the end of 2000, to have worked out and coordinated in the established procedure a project of operations of ore extraction and processing;

- to have full-scale extraction of ore at the deposit and gold production commenced in 2004;

- the annual level of full-scale production to be 300 kg of chemically pure gold, with subsequent correction in the annual quota definition process, in the established procedure;

- to have the land areas disturbed by the mining of the deposit restored to a safe state, and also to a state fit for the use in the economy, as per the recultivation project.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations: ***- the obligations have been met;***

- full-scale extraction was commenced in 2004, with annual output as per the License and annual quota definition;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF;

- as of 01/01/2006, Tyradinskoye deposit had been mined out. The land areas disturbed by the mining are being restored to the safe state as per the recultivation project.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- situations of force majeure.

(D) Deposit: ***Bamskoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet for Bamskoye Deposits were reserves of categories:

C1 – 11,081 kg, with mean content 3.889 g/t;

C2 – 2081 kg, with mean content 3.051 g/t;

Heap for leaching:

C1 – 535 kg, with mean content 2.8 g/t;

Store No.2 of off-balance ore - 45 kg, with mean content 1.2 g/t.

Silver:

C1 – 43.71 tons, with mean content 15.34 g/t;

C2 – 6.5 tons, with mean content 9.5 g/t;

Heap for leaching:

C1 – 2.3 tons, with mean content 6.8 g/t;

Store No.2 of off-balance ore - 0.2 ton, with mean content 5.0 g/t.

Nevachanskaya Area. Projected reserves of P2 category (gold) – 18.0 tons.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: License for use of mineral wealth: ***BLG 13112 BR***

Date of issue of License: *14/04/2005.*

License effective till: *expiration 15/04/2030.*

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Order by Rosnedra of 09/03/2005, by results of the auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m depth.***

Description of the mineral reserve section allotted for use: ***the licensed section comprises Bamskoye gold ore deposit and Nevachanskaya promising area, and is located in Tynda Rajon of Amur Oblast, 70 km to north of Horogochi Station of the Baikal-Amur Railway. Area – 82.0 sq.km.***

License kind: ***geological survey, exploration and mining of gold in Baskoye gold ore section.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- drafting and coordination in the established procedure of Project of geological survey of the Licensed section, not later than by February 15, 2006;

- geological survey of the Licensed section commenced not later than by April 15, 2006;

- completion by not later than April 15, 2009, of geological survey (prospecting and assessment) of the Licensed section, with submitting of a report on estimated of reserves of category C2 and projected reserves of category P to State expert examination of mineral reserves;

- having drafted, coordinated and approved in the established procedure, not later than July 15, 2006, of Project of performance of geological exploration work (within the Bamskoye deposit area), with this Project having positive reviews by State environmental expert examination and by State expert examination of industrial safety and safeguarding of mineral wealth;

- having the exploration of Bamskoye deposit completed and a geological report drafted in the established procedure with the gold reserves estimation submitted for State expert examination not later by April 15, 2008;

not later than by April 15, 2009, having developed and coordinated in the established procedure of a technical project of mining in the Licensed section, with this Project having positive reviews by State environmental expert examination and by State expert examination of industrial safety and safeguarding of mineral wealth;

- having commenced the construction of a mining facility and infrastructure facilities not later than by October 15, 2009;

- commissioning for operation a mining facility of annual capacity not less than 1 million tons of ore, not later than by October 15, 2011.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 25,000,000;

- payment for use of geological information on the Licensed section in an amount of RUR 1,000,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- the projects have been drafted and coordinated within the specified terms:

(1) – "of performance of exploration and assessment work for core gold at Bamskoye gold ore section within Nevachanskaya promising area in 2005 – 2008";

(2) – "of performance of follow-up exploration at Bamskoye gold ore deposit (Bamskoye deposit facility) – in 2005 -2008".

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF;

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(E) Deposit: ***Kvartsevaya Gora***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected reserves of category P1 – 12.9 tons with mean content 3.6 g/t.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 01631 BR***

Date of issue of License: ***10/01/2006.***

License effective till: ***expiration 30.12.2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Krasnoyarsknedra No. 82, of December 29, 2005, on the outcome of auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to ore grade mineralization depth.***

Description of the mineral reserve section allotted for use: ***Licensed section is located at 72 km to southeast of Severo-Yeniseiski urban settlement of Krasnoyarsk Krai of RF. Section area –3.2 sq.km.***

License kind: ***geological exploration, surveying and mining gold ore at Kvartsevaya Gora deposit.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within one year after the issue of License, to have drafted and approved in the established procedure a project of geological survey of the licensed area;

- proceeding from the results of expert examination of the reserves, to have worked out and coordinated in the established procedure of project documentation of their mining and processing. The term of commissioning of a production facility for ore extraction and processing will be set proceeding from the results of expert examination of the reserves, but not later than by 2012;

- capacity of the gold mining facility is provisionally set at 500 kg annually – to be corrected from the gold reserve assessment results;

- with the License term of effect expired, or upon its pre-term cancellation, to undertake steps of either liquidation of mothballing of mineral extraction facility. Within 10 days after the signing of Liquidation or Mothballing Record by the License-issuing authorities, and by the Yenisei Okrug Technology and Environmental Overseeing Office, to have the License returned to Krasnoyarsknedra.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 1,680,000;

- payment for use of geological information on the Licensed section in an amount of RUR 10,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations: ***Project of geological exploration of Licensed area is being drafted.***

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(F) Deposit: ***Blagodatnoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, entered into State balance sheet for Blagodatnoye deposit were:

B – 7,649kg, with mean content 2.453 g/t;

C1 –51,260 kg, with mean content 2.629 g/t;

C2 – 163,452 kg, with mean content 2.389 g/t;

off-balance reserves – 131,925 kg, with mean content 1.381 g/t.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 00944 BR (Olympiadinskoye area)***

Date of issue of License: ***24/05/2000.***

License effective till: ***expiration 01/02/2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m ore mineralization depth.***

Description of the mineral reserve section allotted for use: ***licensed area is located in 30-75 km to south of Severo-Yeniseiski urban settlement of Krasnoyarsk Krai of RF. Area – 1340 sq.km, including the area of Blagodatnoye deposit of 5.0 sq.km.***

License kind: ***geological exploration and mining of ore gold in Olympiadinskoye area.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by May 24, 2005, to have completed the first phase of geological exploration of the Licensed area – survey and assessment of identified promising sections, with the estimated resources and gold reserves data submitted for State expert examination of mineral reserves;

- not later than by October 1, 2005, to have drafted and coordinated in the established procedure of a project of survey and assessment work of the second phase;

- not later than by December 31, 2008, to complete the survey of Blagodatnoye deposit and submit for State expert examination of reserves a geological report with the gold reserves estimated;

- not later than by December 31, 2009, to complete geological exploration of the Licensed area and submit a report with the resources and gold reserves estimated for State expert examination of mineral reserves, by ore occurrences Talovskoye, Kirkilovskoye, and others;

- not later than by December 31, 2011, to have drafted and coordinated a technical project of development of Blagodatnoye gold ore deposit;

- not later than by June 1, 2012, to commence construction of infrastructure facilities of a mining facility at Blagodatnoye deposit;

- not later than by July 1, 2013, to have attained the design capacity (as per the technical project) of the mining facility at Blagodatnoye deposit;

- to have drafted and coordinated in the established procedure projects of liquidation of mining facilities not later than 6 months in advance of the set date of completion of work on the deposits.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations:

- as part of the first phase of geological exploration of Olympiadinskoye area. survey work has been completed at 7 sections, and survey and assessment work, at 2 ore occurrences (Olenye, Blagodatnoye). At two survey sections (Talovskoye and Kirkilovskoye), gold ore mineralization has been identified, and survey and assessment work has been recommended. Five survey sections have been deemed lacking promise. As a result of the survey and assessment work, ore gold reserves have been approved for Blagodatnoye deposit – GKZ Rosnedra, Minutes #1081 of September 24, 2005;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF;

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(G) Deposit: ***Olenye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, entered into State balance sheet for Olenye deposit were:

C1 – 2,702 kg, with mean content 7.611 g/t;

C2 – 4,445 kg, with mean content 6.924 g/t

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 00944 BR (Olympiadinskoye area)***

Date of issue of License: ***24/05/2000.***

License effective till: ***expiration 01/02/2022.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m ore mineralization depth.***

Description of the mineral reserve section allotted for use: ***licensed area is located in 30-75 km to south of Severo-Yeniseiski urban settlement of Krasnoyarsk Krai of RF. Area – 1340 sq.km, including the area of Olenye deposit of 1.0 sq.km.***

License kind: ***geological exploration and mining of ore gold in Olympiadinskoye area.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by May 24, 2005, to have completed the first phase of geological exploration of the Licensed area – survey and assessment of identified promising sections, with the estimated resources and gold reserves data submitted for State expert examination of mineral reserves;

- not later than by October 1, 2005, to have drafted and coordinated in the established procedure of a project of survey and assessment work of the second phase;

- not later than by January 1, 2007, to have drafted and coordinated a technical project of development of Olenye gold ore deposit;

- not later than by June 1, 2008, to commence construction of infrastructure facilities of a mining facility at Olenye deposit;

- not later than by December 31, 2009, to have attained the design capacity (as per the technical project) of the mining facility at Olenye deposit;

- to have drafted and coordinated in the established procedure projects of liquidation of mining facilities not later than 6 months in advance of the set date of completion of work on the deposits.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations:

- as part of the first phase of geological exploration of Olympiadinskoye area. survey work has been completed at 7 sections, and survey and assessment work, at 2 ore occurrences (Olenye, Blagodatnoye). At two survey sections (Talovskoye and Kirkilovskoye), gold ore mineralization has been identified, and survey and assessment work has been recommended. Five survey sections have been deemed lacking promise. As a result of the survey and assessment work, ore gold reserves have been approved for Olenye deposit – TKZ of Krasnoyarsk Krai, Minutes of 20/04/2004, #594;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(H) Promising area: ***Panimbinskaya area***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected gold reserves, tons, by categories: ***P1 – 49.1; P2 – 6.1; P3 – 11.0.***

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 01525 BR***

Date of issue of License: ***06/12/2004.***

License effective till: ***expiration 01/11/2029.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution of Krasnoyarsknedra by the outcome of auction sale (Minutes #2 of September 15, 2004).***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 500 m ore mineralization depth.***

Description of the mineral reserve section allotted for use: ***section located to the south of Novaya Eruda settlement in Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF. Area – 66.2 sq.km.***

License kind: ***geological exploration, survey and mining of ore gold in Panimbinskaya ore node in Severo-Yeniseiski Rajon.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within five years after securing of the License, to conduct geological exploration of the licensed area and submit a report with estimated reserves for State expert examination;

- with industrial-scale gold reserves identified, to have worked out and coordinated in the established procedure a project of their development;

- the production capacity of a gold mining facility has been provisionally set at 300 kg annually, to be corrected proceeding from the results of geological exploration in the drafting of a technical project of development of the deposit;

- to have drafted and coordinated a project of liquidation of the mining facility not later than six months in advance of the planned date of termination of mining of the deposit.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 2,240,000;

- payment for use of geological information on the Licensed section in an amount of RUR 10,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration of Panimbinskaya area has been commenced on time, as per the approved project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(I) Promising area: ***Razdolinskaya area***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected gold reserves, tons, by categories: ***P1 – 46.3; P2 – 24.8.***

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 13360 BR***

Date of issue of License: ***16/11/2005.***

License effective till: ***expiration 01/11/2025.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Order of MPR of Russia, Federal Agency for Mineral Usage, of 06/07/2005, No. 756, by the results of auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m depth.***

Description of the mineral reserve section allotted for use: ***in the territory of Motyginski Rajon of Krasnoyarsk Krai, in 15 – 24 km from Motygina settlement. Area – 20.2 sq.km.***

License kind: ***geological exploration, survey and mining of ore gold within Razdolinskaya ore node in Krasnoyarsk Krai.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by October 1, 2006, to have drafted and coordinated a project of geological exploration of the area;

- not later than by April 1, 2007, to have drafted and coordinated a project of survey work within the know ore occurrences;

- not later than by October 1, 2009, to have completed geological exploration (survey and assessment) of the area, and have a report with the estimated reserves and projected resources submitted for State expert examination;

- not later than by October 1, 2009, to have completed the first phase of exploration and submit a report with the estimated reserves for State expert examination;

not later than by April 1, 2010, to have worked out and coordinated a technical project of work on the deposit;

- not later than by October 1, 2010, to commence construction of a mining facility;

not later than by October 1, 2011, to commission the mining facility of annual capacity of at least 500 kg of gold;

- to have drafted and coordinated a project of liquidation of the mining facility not later than six months in advance of the planned date of termination of mining of the deposit.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 21,000,000;

- payment for use of geological information on the Licensed section in an amount of RUR 100,000;

- License issuance fee of RUR 8,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration of Razdolinskaya area has been commenced on time, as per the approved project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(J) Promising area: ***Zyryanovskaya area***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected gold reserves, tons, by categories: ***P3 - 100.***

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 13359 BR***

Date of issue of License: ***16/11/2005.***

License effective till: ***expiration 15/10/2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Order of MPR of Russia, Federal Agency for Mineral Usage, of 06/07/2005, No. 757, by the results of auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m depth.***

Description of the mineral reserve section allotted for use: ***in the territory of Yeniseiski Rajon of Krasnoyarsk Krai, in 40 – 45 km to northeast of the town of Yeniseisk. Area – 8.8 sq.km.***

License kind: ***geological exploration, survey and mining of ore gold within Zyryanovskaya ore node in Krasnoyarsk Krai.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by October 15, 2006, to have drafted and coordinated a project of geological exploration of the area;

- not later than by January 15, 2007, to have drafted and coordinated a project of survey work \;

- not later than by October 15, 2009, to have completed geological exploration (survey and assessment) of the area, and have a report with the estimated reserves and projected resources submitted for State expert examination;

- not later than by October 15, 2010, to have completed the first phase of exploration and submit a report with the estimated reserves for State expert examination;

not later than by October 15, 2011, to have worked out and coordinated a technical project of work on the deposit;

- not later than by March 14, 2012, to commence construction of a mining facility;

not later than by October 15, 2012, to commission the mining facility of annual capacity of at least 300 kg of gold;

- to have drafted and coordinated a project of liquidation of the mining facility not later than six months in advance of the planned date of termination of mining of the deposit.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 5,250,000;

- payment for use of geological information on the Licensed section in an amount of RUR 10,000;

- License issuance fee of RUR 8,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration of Zyryanovskaya area has been commenced on time, as per the approved project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(K) Deposit: ***Tyrydanskoye***

Mineral kind: ***limestone***

Size of proved reserves:

As of 01/01/2006, entered into State balance sheet for Tyrydanskoye deposit were:

B – 107 thousand tons; C1 – 106 thousand tons.

Production level: ***138 thousand tons produced in 2005.***

Licenses for use of mineral wealth for operation at this deposit: license for use of mineral wealth: ***KRR 00939 TE***

Date of issue of License: ***17/06/2000.***

License effective till: ***expiration 10/07/2020.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon (of 03/05/200, No. 52) and by Committee for Natural Resources of Krasnoyarsk Krai (of 16/05/2000, No. 08-n).***This mineral reserve section has the status of: ***mining allotment limited by depth by +450 m horizon.***

Description of the mineral reserve section allotted for use: ***in 15 km to west of Eruda settlement of Severo-Yeniseiski Rajon of Krasnoyarsk Krai, area 11.0 hectares.***

License kind: ***production of limestone of Tyrydanskoye deposit***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

In connection with expansion of the Tyrydanskoye quarry, to have done:

- by 31/12/2007, to conduct follow-up exploration of Tyrydanskoye deposit. To have a report with an estimate of the limestone reserves submitted for State expert examination;

- by 30/06/2008, to have drafted and coordinated a development project and to have a mining allotment record documented;

- over the period of general exploration work, to conduct extraction work within the previously allocated section (2.3 ha, as per "Tyrydanskoye limestone quarry" detailed project).

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.***

Meeting of the obligations:

- geological exploration work is being conducted on time, as per the project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(L) Deposit: ***Kokuiskoye***

Mineral kind: ***coal***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet for Kokuiskoye Deposit were reserves of categories:

A – 160,184 thousand m3; C1 – 4,076 thousand m3

Production level: produced in 2005, 5.8 thousand m3

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 01257 TE***

Date of issue of License: ***30/08/2002.***

License effective till: ***expiration 31/12/2021.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai (No. 88 of 01/08/2002) and Main Office for Natural Resources and Environment Protection of Krasnoyarsk Krai, No. 20/114-n of 07/08/2002.***

This mineral reserve section has the status of: ***mining allotment.***

Description of the mineral reserve section allotted for use: ***the natural wealth section is located in 30 km to east of Motygino settlement of Krasnoyarsk Krai of RF. Area – 265 hectares.***

License kind: ***coal mining at Kokuiskoye deposit, section Listvyazhnyi II***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within 1.5 years after registration of the License, to have drafted and coordinated a project of development of the deposit;

- to have the first tranche of mining facility commissioned in the year of 2005;

- the mining volume of the first tranche – 500 thousand tons annually, to be expanded ultimately to 5 – 8 million tons annually.

Obligatory payments to be made under the License terms:

- one-time payment for coal mining right, RUR 2,300 thousand;

the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.

Meeting of the obligations:

- work at the deposit is being conducted as per the deposit development project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(M) Deposit: ***Shirokinskoye***

Mineral kind: ***building stone***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet for Kokuiskoye Deposit were reserves of categories: A – 1,928 thousand m3; B – 2,908 thousand m3; C1 – 9,794 thousand m3.

Production level: ***produced in 2005, 16 thousand m3***

Licenses for use of mineral wealth for operation at this deposit: ***license for use of mineral wealth: KRR 00938 TE***

Date of issue of License: ***17/05/2000.***

License effective till: ***expiration 01/07/2015.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon (No, 52 of 03/05/2000, No. 52) and by Committee for Natural Resources of Krasnoyarsk Krai, No. 08-n of 16/05/2000.***

This mineral reserve section has the status of: ***mining allotment.***

Description of the mineral reserve section allotted for use: ***the natural wealth section is located in 10 km to north of Eruda settlement of Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF. Area – 36 hectares.***

License kind: ***production of building stone of Shirokinskoye deposit***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to have the work conducted as per the coordinated detailed project "Shirokinskoye quarry for production and working of granite";

- to adhere to the terms of Agreement No. 6/15 of 09/06/1995 on the conditions of use of mineral wealth.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.***

Meeting of the obligations:

- the terms of Agreement with Administration of Severo-Yeniseiski Rajon are being adhered to;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(N) Deposit: ***Quarry Vostochnyi***

Mineral kind: ***subsurface water***

Size of proved reserves: ***none***

Production level: ***2670 cub.m/hr.***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 00933 BE***

Date of issue of License: ***11/05/2000.***

License effective till: ***expiration 01/06/2018.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon and Committee for Natural Resources of Krasnoyarsk Krai***

This mineral reserve section has the status of: ***mining allotment to 500 m depth.***

Description of the mineral reserve section allotted for use: ***Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF***

License kind: ***extraction of subsurface water for dewatering of Vostochnyi quarry***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to submit annual reports on the quantity and quality of drainage water by Form 2-tp (Water Facilities) by January 10;

- to conduct mining/environmental monitoring, and furnish the results annually to Regional Center for Geological Environment Monitoring.

Obligatory payments to be made under the License terms:

- as per Letter of MPR of RF of 04/08/98, No. 14-14/129, "On Payments for Extraction of Subsurface Water in Development of Deposits of Coal and Solid Minerals," payments for the right of use of mineral wealth in extraction of subsurface water for drainage of Vostochnyi quarry and reproduction of raw mineral base are not collected;

- the rest of payments are made by the Mineral User in the established procedure.

Meeting of the obligations:

- the obligations are met within the specified terms as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- situations of force majeure.

(O) Deposit: ***Enashiminskoye***

Mineral kind: ***subsurface water***

Size of proved reserves: ***5.1 thousand m3/day, including by categories:***

B – 2.0 thousand m3/day; C1 – 1.5 thousand m3/day; C2 – 1.6 m3/day.

TKZ, Ord. No. 303 of 28/06/1985.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 00934 BE***

Date of issue of License: ***11/05/2000.***

License effective till: ***expiration 31/12/2015.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon and Committee for Natural Resources of Krasnoyarsk Krai***

This mineral reserve section has the status of: ***mining allotment to 120 m depth.***

Description of the mineral reserve section allotted for use: ***the section id located to east of Eruda settlement of Severo-Yeniseiski Rajon of Krasnoyarsk Krai. Area – 5.1 hectares.***

License kind: ***production of fresh subsurface water at Enashiminskoye deposit for housekeeping, potable and process water supply.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to extract water not in excess of the approved reserves;

- to arrange an observation well network for monitoring subsurface water in the water intake area;

- to have the wells equipped with water metering devices;

- annually, by January 10, to submit a report on accounting for the use of subsurface water (Form 2-TP, Water Facilities).

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.***

Meeting of the obligations:

- the obligations are met within the specified terms as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(P) Deposit: ***Area of Severo-Yeniseiski Rajon of Krasnoyarsk Krai (four sections).***

Mineral kind: ***subsurface water***

Size of proved reserves:

by categories: section Polutornik, C1 – 8.5 thousand m3/day; C2 – 1.7 thousand m3/day; the reserves have not been assessed for the remaining sections (Doserovski, Tyryda, Malaya Tyryda).

Production level: ***no information available***

Licenses for use of mineral wealth for operation at this deposit: license for use of mineral wealth: ***KRR 01537 BE***

Date of issue of License: ***22/02/2005.***

License effective till: ***expiration 11/02/2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Krasnoyarsknedra Commission, Minutes #1 of 11/02/2005.***

This mineral reserve section has the status of: ***mining allotment to 250 m depth.***

Description of the mineral reserve section allotted for use: ***the four mineral resource sections are located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF: (1) Polutornik section, in 6 km to southeast of Eruda settlement; (2) Doserovski section, to northeast of Eruda settlement; (3) Tyryda section, to southwest of Eruda settlement; (4) Malaya Tyryda section, to west of Eruda settlement. Total area – 42.57 sq.km.***

License kind: ***geological study and production of potable subsurface water for housekeeping and potable water supply of Eruda settlement, and for process water supply of Olympiadinskoye GOK (Mining Combine).***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within three months after the license securing date, to have drafter a work performance project;

- within three years, to perform the work under the project, and to submit a report with the estimated subsurface water reserves for State expert examination;

- to conduct water intake within the approved subsurface water reserves;

- during 2008, to have drafted and approved Mining Allotment records;

- during 2009, to have worked out and approved Subsurface Water Monitoring Program;

- to maintain regular accounting for the quantity of extracted water;

- to submit annual reports on the use of subsurface water by Form 2-tp (Water Facilities), by December 25.

Obligatory payments to be made under the License terms: the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.

Meeting of the obligations:

- the obligations are met within the specified terms as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(b) Processing of minerals: ***is conducted only at the Olympiadinskoye deposit and performed by ZIF-1 (Gold Extraction Mill-1) and by ZIF-2; with reining conducted at OJSC Krastsvetmet.***

Data on the processing cost over the last reporting period are not available to the Issuer.

(c) Sale of products: ***CJSC Polyus sells refined noble metals (gold and silver) produced by the processing of the extracted minerals on the domestic and foreign markets.***

In accordance with Item 5 of Art. 2 of Federal Law "On Noble Metals and Precious Stones," No. 41-FZ, refined noble metals when sold by the subjects of their extraction and production will be offered in the priority order to the specifically authorized Federal executive authority for replenishment of the State Fund of Noble Metals and Precious Stoned of the Russian Federation. The State's priority right of purchase of noble metals will apply when the conditions specified in the Law are met (prepayment for deliveries, concluding agreements in advance).

The fact that CJSC Polyus has no obligations of delivery of noble metals to the State Fund of Russia in 2006 is confirmed by Letter of Gokhran of Russia of 12/12/2005, No. 32-10-104-199/4019.

Sales of noble metals on the domestic market is carried out under delivery contracts and general agreements with commercial banks.

Exports of noble metals for sale on foreign markets is carried out by CJSC Polyus under licenses by Ministry of Economic Development of Russia, issued proceeding from export contracts concluded with foreign buyers. There is no assignment of quotas for exports of refined hold and silver as per the currently effective legislation.

3.2.10. Additional Requirements to Issuers Whose Main Line of Activities is Rendering Communication Services

The Issuer is not rendering communication services.

3.3. Issuer's Plans for Future Activities

The Issuer's strategy envisages evolution of the currently active gold mining facilities and implementation of new projects of development of deposits under licenses owned by the affiliated and dependent companies. Proceeding from this strategy, the Issuer intends to join the five global leading gold mining companies by 2012 – 2015 by the production volume, reserves and market capitalization. In execution of these set strategic objectives, it is foreseen that the affiliated and dependent companies will proceed with the following investment and production programs:

- ***financing of large-scale geological exploration activities on the licensed areas of the affiliated and dependent companies;***
- ***stepping up the efficiency of mining operations and gold production at gold extraction plants of the affiliated and dependent companies, including implementation of a cost-cutting program assuring introduction of innovative programs and stepping up labor productivity;***
- ***construction of new production facilities at gold ore deposits.***

The Issuer is further going to look for new targets for acquisition, including acquisition of mineral wealth usage rights at auction sales, and also acquisition of new gold mining facilities.

3.4. Issuer's Participation in Industrial, Banking and Financial Groups, Holdings, Concerns or Associations

Issuer takes no part in industrial, banking and financial groups, holdings, concerns or associations.

3.5. Issuer's Affiliated and Dependent Economic Companies

(a) Full name: ***Closed Joint-stock company Gold Mining Company Polyus***

Abbreviated name: ***CJSC Polyus***

Location: ***663280, Krasnoyarsk Krai, Severo-Yeniseiski urban-type settlement, ul. Belinskogo 2-B***

Grounds for holding the company affiliated or dependent in its relation to the Issuer: ***Given the Issuer's prevailing share in the Company's Equity, he is able to determine decisions taken by this Company (Item 1 of Art. 105 of the RF Civil Code).***

Issuer's share in this affiliated Company's Equity: ***100%***

Share of the affiliated Company's ordinary share owned by the Issuer: ***100%***

Affiliated Company's share in the Issuer's Equity: ***none***

Share of the Issuer's ordinary share owned by the affiliated Company: ***none***

Main line of activities: ***mining of precious metals***

Affiliated Company's value for the Issuer: ***earning profits from activities of CJSC Polyus***

Persons making up the composition of executive bodies of the Issuer's affiliated Company:

Members of the Board of Directors

Last Name, First Name, Patronymic	***Year of Birth***	***Share in Equity***
Ivanov Evgeni Ivanovich	1966	None
Lobanov Oleg Vladimirovich	1965	None
Perov Aleksandr Vladimirovich	1965	None
Sovmen Vladimir Kushukovich	1957	None
Rudakov Valeri Vladimirovich	1942	None

The authority of the Company's sole executive body belongs to: ***President***

Last Name, First Name, Patronymic ***Ivanov Evgeni Ivanovich***

Year of Birth ***1966***

A collegiate executive body is not stipulated in the Company's Charter.

3.6. Composition, Structure and Worth of Issuer's Fixed Assets; Information on Plans for Acquisition, Replacement or Retirement of Fixed Assets, and on All Facts of Encumbrance of Issuer's Fixed Assets

3.6.1. Fixed Assets

Not reported for this period.

IV. Data on Issuer's Financial and Economic Performance

4.1. Results of Issuer's Financial and Economic Activities

4.1.1. Profits & Losses

Not reported for this period.

4.1.2. Factors Affecting Variation of Size of Issuer's Revenues from Sales of Goods, Products, Work, Services, and of Issuer's Profits / Losses from Core Activities

Not reported for this period.

4.2. Issuer's Liquidity

Not reported for this period.

4.3. Issuer's Size and Structure of Equity and Current Assets

4.3.1. Issuer's Size and Structure of Equity and Current Assets

(a) Issuer's size of Equity: ***RUR 190,627,747***

(b) total value of Issuer's shares bought back for subsequent resale / transfer, RUR: ***none***

(c) size of Issuer's reserve funds formed of deductions from Issuer's profits, RUR: ***none***

(d) size of Issuer's surplus capital representing the growth increment of the assets identified from the reassessment results, RUR: ***none***

(e) size of Issuer's undistributed net profits: ***Not reported for this period.***

(f) sum total of Issuer's capital: ***Not reported for this period.***

Issuer's policy in financing of current assets: ***not defined***

Issuer's structure and size of current assets (in thousand Rubles): ***Not reported for this period.***

4.3.2. Issuer's Financial Investments

Not reported for this period.

4.3.3. Issuer's Intangible Assets

Not reported for this period.

4.4. Data on Issuer's Policy and Expenses in Scientific and Technical Development Domain, Towards Licenses and Patents, New Developments and Research

The Issuer incurred no expenses on scientific and technical activities from its own money. The Issuer owns no intellectual property requiring legal protection.

4.5. Analysis of Evolution Trends in Issuer's Core Activities Domain

The price of gold grew by 111% over the past four years, which has predetermined dynamic development of this mining sector. The trend toward higher gold prices is supported by continuing weakening of the US dollar against the background of the rising interest rates and expanding budget deficit of the USA. The high prices of energy carriers have a twofold effect: on the one hand, they prompt the growth of inflation and, hence, of the gold price; while on the other hand they raise the production costs and, therefore, the own cost of gold output. It is expected that in 2006 the effect of these factors will be reinforced by the lack of global-class projects of development of new gold deposits, which persisted over the past few years. Among other factors affecting the gold price are the unwavering demand for gold on the part of investment funds, and the expanding jewelry markets of India and China – the major gold consumers. Furthermore, the attraction of gold rose significantly in the USA in 2005, where the use of gold grew by 7%. Gold prices in 2006 could continue their growth also in 2006, also against the background of the rising demand on the part of hedge funds which attempt to diversify their portfolios. An important factor in the gold price growth is the demand for gold exceeding its supply. Despite the fact that the supply in 2005 exceeded the demand for gold, by projections of GFMS and Deutsche Bank this trend of the gold market will turn around in the short-term and medium-term perspective.

The demand in 2005 declined by 2% and amounted to 3,754 tons. The main cause of this demand decrease was the significant reduction of the amount of gold sold under hedge contracts: from 427 tons down to 195 tons. The growing gold price notwithstanding, specifically in the 4th Quarter of 2005 when it reached its 25-years high of US$357/oz, the use of gold by the jewelry industry grew by 5% to 2,379 tons (from 2,618 tons in 2004).

The supply of gold in 2005 was assessed at 3,997 tons which was 5.8% greater than in the preceding year. The overall volume of gold extraction in 2005 grew by 31 tons over the 2004 figure. Sales from the State funds' stock grew by 40.8% and amounted to 663 tons. The input of scrap gold also somewhat grew, reaching 840 tons (834 tons in 2004).

However, mineral wealth is the largest and most competitive asset of the Russian State. According to the data of the Institute of Economy of Raw Minerals, the mineral wealth of Russia is estimated at $30 trillion. The worth of minerals extracted annually from the mineral reserves of Russia is $160 billion. More than 10% of this worth is claimed by noble metals. Russia is the world's second-largest nation by the size of the raw mineral base, but only the sixth one by the volume of gold output. The causes of this evident misbalance of the size of Russia's raw mineral base and Russia's volume of gold output have been the sector's fragmentation into hundreds of small companies, neither one of them capable of implementing large-scale capital-heavy projects, and the country's lagging behind in technologies of handling deposits with ores of "complex" composition and in unfavorable locations.

In 2005, the output of gold in Russia declines by 3.5%, from 174 tons to 168 tons. Of these, some 90.5% or 152 tons were produced in 2005 at the gold ore and placer deposits, 6.6% or 11 tons as a by-product of extraction of other minerals, and 2.9% or 5 tons were processed from scrap of nonferrous metals. Over the first 6 months of 2006, Russia's refining plants received for processing

57 tons of gold, both extracted and obtained as a by-product of the output of nonferrous metals, scrap processing included, which was greater by 2.9% than in the same period of the previous year.

The following specifics of the gold market attest to the growing reliability of investing into Russia's "golden" assets:

- *there is the potential for further growth of the demand, both on the domestic and foreign markets;*
- *there are no problems with the sale of gold on the global market, this being among the most free ones of the commodities markets;*
- *the domestic market capacity exceeds the gold output volumes;*
- *the undistributed fund of the RF counts large numbers of gold deposits and areas for geological exploration;*
- *the low prime cost: at present, the prime cost of gold production in Russia is on the average by more than 25% lower than in other countries.*

One of the underlying reasons is also the growth of the gold price: thus, on August 1 of 2002 the gold price was $302/oz, and by August of 2006 it has reached $637/oz.

One more reason is that but a few undeveloped core deposits have been left in the world by now. The reserves of the "big four" countries who have long been leading in the gold output – i.e. the USA, Canada, Australia and South Africa – have been gradually dwindling. The analysts count Russia among nations holding big promise in the geological exploration and gold mining sector. This situation has recently activated the inflow of foreign companies to Russia's market and increased the share of direct foreign investments into the sector.

The Issuer was not engaged in business activities in the reporting Quarter. The activities of gold mining and output were conducted by the Issuer's affiliated and dependent companies.

The Issuer has no competitors as far as the sale of its product is concerned, as gold is a commodity of utmost standardization and virtually unlimited liquidity. The gold price is set on the global market every 24 hours (London fixing) and Russia's commercial banks buy all gold produced in Russia at practically the same discount, i.e. 0.8 – 1.2% of the fixed gold price on the day of purchase. Beside, some of the product can be sold at the current price directly abroad.

As of now, the gold industry of Russia remains unconsolidated, with a relatively large number of small players still present. Currently, Russia counts some 600 producers of gold of whom more than 90% are small mining teams dealing with placer gold. CJSC Polyus in the sector's uncontested leader, with the facilities of CJSC Polyus having put out 19% of total gold produced in Russia in 2005. The second place in gold output in Russia is held by OJSC MNPO Polymetal who in 2005 claimed 5% of the total produced gold. Consolidation of the market began in 2002 when the five largest gold mining companies produced but 21% of the metal in the country. This level has grown to 36% by the year of 2005. However, Russia's gold mining sector is still deemed fragmented and insufficiently consolidated. As expected, the consolidation process will persist in the future.

Major competition among the gold mining companies occurs at the stage of acquisition of licenses for the right of use of deposits at biddings and auction sales. The main competitors are the large gold mining companies (OJSC MNPO Polymetal, and also Russian companies with foreign capital - Peter Hambro, High Land, High River Gold, Trans-Siberian Gold, and others). The qualitative and quantitative characteristics of the deposits are the main factors influencing the product prime cost and attractiveness of mining.

The Issuer's competitive advantages and investment attractiveness factors are:

- *high professionalism of the Issuer's Board of Directors and management, with the leadership of the CJSC Polyus affiliated company being made up of the leading specialists in Russia's market, with impressive experience of implementation of successful projects in the gold mining field;*

- ***the use of the state-of-the-art technologies, both domestic and foreign, in mining, mineral dressing, modular design and construction;***
- ***adherence to the intrinsic own methods of assessment of the competitive value of deposits of minerals, gold included.***

V. Detailed Data on Persons Making Up Issuer's Management Bodies, Issuer's Bodies Overseeing Its Financial and Economic Performance; and Brief Data on Issuer's Employees

5.1. Data on Structure and Competence of Issuer's Management Bodies

In accordance with the Issuer's Charter, the Issuer's management bodies are:

- ***General Meeting of Shareholders;***
- ***Board of Directors;***
- ***General Director.***

The competence of the Issuer's General Meeting of Shareholders as per its Charter:

Item 5.19 of Charter: The Meeting's competence will embrace the following issues:

5.19.1. ***introducing amendments in and additions to the Company's Charter, or approval of the Company's Charter in a new version;***

5.19.2. ***restructuring of the Company;***

5.19.3. ***liquidation of the Company, appointment of Liquidation Committee, and approval of intermediate and final liquidation balance sheets;***

5.19.4. ***defining the quantitative composition of the Company's Board of Directors, electing it members, and early termination of their authority;***

5.19.5. ***defining the quantity, nominal value, category (type) of declared shares, and of rights afforded by these shares;***

5.19.6. ***increasing the Company's Equity by increasing the nominal value of the shares, and also by placement of additional shares in cases provided for by the Federal Law;***

5.19.7. ***reducing the Company's Equity by reducing the nominal value of the shares, by buying out by the Company of some of the shares to decrease their total quantity, and also by retirement of the shares either acquired or bought out by the Company;***

5.19.8. ***electing members of the Audit Committee and early termination of their authority;***

5.19.9. ***approval of the Company's Auditor;***

5.19.10. ***approving annual reports, annual accounting reporting including the Company's profit and loss reports (profit and loss statements), and also profit distribution including payment / announcement of dividends, and of Company's losses by results of a fiscal year;***

5.19.11. ***defining the procedure of holding the Meeting;***

5.19.12. ***electing members of the Count Committee and early termination of their authority;***

5.19.13. ***splitting and consolidation of the shares;***

5.19.14. ***making decisions on approval of transactions in cases provided for by Article 83 of the Federal Law;***

5.19.15. ***making decisions on approval of large transactions in cases provided for by Article 79 of the Federal Law;***

5.19.16. ***purchasing by the Company of placed shares in cases stipulated by the Federal Law;***

5.19.17. ***passing decisions on participation in holding companies, financial/industrial groups; associations, or other joint commercial entities;***

5.19.18. ***approving internal documents regulating the actions of the Company's bodies;***

5.19.19. ***deciding on other issues stipulated by the Federal Law.***

The competence of the Issuer's Board of Directors as per its Charter extends to:

Item 6.3 of Charter: The Board of Directors' competence will embrace the following issues:

6.3.3.1. ***determining the priority lines in the Company's activities, of the Company's development concept and strategy, and also the way of their implementation; approving the Company's plans and budgets, and also approving alteration of the Company's plans and budgets;***

6.3.3.2. ***approving the Company's annual consolidated / summary financial reports;***

6.3.3.3. ***convening the annual and extraordinary Meetings, except in cases stipulated by the Federal Law;***

6.3.3.4. ***approving the Meeting's agenda;***

6.3.3.5. ***determining the date of composing the list of persons entitled to take part in the Meeting, and other matters falling under the competence of the Board of Directors in accordance with the Federal Law and related to preparing for and holding the Meeting;***

6.3.3.6. ***bringing for decision by the Meeting the issues provided for by Items 5.19.2., 5.19.6., 5.19.13. - 5.19.18. of the Charter;***

6.3.3.7. ***placement by the Company of bonds and other issued securities, including bonds convertible into shares, options and other issued securities in cases provided for by the Federal Law;***

6.3.3.8. ***determining the price / monetary worth of the property, the price of placement and buying out of issued securities in cases provided for by the Federal Law;***

6.3.3.9. ***purchasing the shares, bonds and other securities placed by the Company in cases provided for by the Federal Law;***

6.3.3.10. ***forming the Company's sole executive body – the General Director and early termination of his authority; determining the size of his remuneration and compensation payable to him, approving and amending the terms of the Contract signed with him; and revoking this Contract;***

6.3.3.11. ***coming up with recommendations on the size of remuneration and compensation payable to members of the Audit Committee, and determining the size of payment for services of the Company's Auditor;***

6.3.3.12. ***coming up with recommendations on the size of the dividend payable on the shares and its payment procedure;***

6.3.3.13. ***using the Company's Reserve and other Funds;***

6.3.3.14. ***approving the Company's internal documents except internal documents of which approval is referred by the Federal Law to the competence of the Meeting, and also***

other Company's internal documents of which approval is referred by this Charter to the competence of the Company's executive body;

6.3.3.15. *making decisions on execution of transactions related to the shares of participation or shares owned by the Company, which either will or could lead to either alienation or encumbrance of these shares of participation or shares, and also making other decisions that could lead to variation of the size of Company's participation in other entities (decisions on not using the preemptive right of purchase of the shares, on participation in subscription for shares, etc.);*

6.3.3.16. *launching / liquidation of branch offices, and opening / closing representations of the Company;*

6.3.3.17. *approving large transactions in cases provided for by the Federal Law;*

6.3.3.18. *approving transaction whose execution is of interest, in cases provided for by the Federal Law;*

6.3.3.19. *approving the Company's Registrar and the terms of a contract concluded with him, and also termination of the contract concluded with him;*

6.3.3.20. *increasing the Company's Equity by placement by the Company of additional shares within the quantities and categories of shares declared by the Company;*

6.3.3.21. *approving a decision on issuing the Company's securities, the report on the outcome of the issue of securities and of the securities issuance prospectus, in accordance with the applicable Federal laws and other legal acts;*

6.3.3.22. *deciding on the issue of convening the General Meeting of Shareholders of an affiliated company and approving its agenda, when the Charter of the affiliated company does not refer this issue to the competence of another person or body of this company;*

6.3.3.23. *introducing amendments in and additions to the Company's Charter in cases provided for by the Federal Law;*

6.3.3.24. *monitoring adherence to the budgets approved by the Board of Directors;*

6.3.3.25. *approving Statutes of the Company's branch offices and representations;*

6.3.3.26. *approving the Company's dividend policy;*

6.3.3.27. *approving the system and procedures of internal control and managerial information system;*

6.3.3.28. *making decisions of on appointing to post / discharging from post the head of the Company's control and auditing service, determining the size of his remuneration;*

6.3.3.29. *approving requirements to candidates for and procedure of appointment to posts of employees of the Company's control and auditing service;*

6.3.3.30. *approving Statute of the Company's Control and Auditing Service;*

6.3.3.31. *determining requirements to a candidate for the post of the Company's Director General;*

6.3.3.32. *making decisions on appointing to post / discharging from post the Company's Secretary, defining the terms of a Contract with him, including the size of remuneration of the Company's Secretary;*

6.3.3.33. *approving Statute of Company's Secretary;*

6.3.3.34. *adopting decisions on execution by the Company of a transaction to an amount of five (5) or more percent of the balance sheet worth of the Company's assets as determined from the data of its accounting reporting on the last reporting date;*

6.3.3.35. ***determining the main risks associated with the Company's activities, and undertaking measures and procedures of mitigating such risks;***

6.3.3.36. ***approving the policy of relations with the public and investors;***

6.3.3.37. ***overseeing the management of the Company and financial and business performance, evaluating actions pf the Company's Director General, monitoring execution of decisions by the Board of Directors;***

6.3.3.38. ***adopting a decision on inviting independent observers for overseeing adherence to the procedure of counting of votes at the Meeting;***

6.3.3.39. ***launching Committees under the Board of Directors composed of members of the Board of Directors;***

6.3.3.40. ***electing and relieving from post the Deputy / Deputies of Chairman of the Board of Directors;***

6.3.3.41. ***adopting a decision on appointing to post / relieving from post the Secretary of the Board of Directors;***

6.3.3.42. ***making decisions on the procedure of the Company's voting at general meetings of shareholders / participants of business entities whose shares in the Equity are owned by the Company on the issues of increasing their Equity, or restructuring or liquidation of these companies;***

6.3.3.43. ***other issues stipulated by the Federal Law and this Charter."***

The competence of the Issuer's sole executive body, as per its Charter:

Item 7.4 of Charter: "The General Director will act without a power of attorney on behalf of the y, including: representing its interests, entering transactions on behalf of the Company, approving its staff, issuing Orders and giving instructions mandatory for execution by all employees of the Company, approving the Company' internal documents regulating the production, technology, financial, accounting, business, personnel, social and everyday matters, and also matters of labor, safety and paperwork, and making decisions on other issues of everyday activities of the Company on which decision-making is not referred by the Chapter to the sole competence of the Meeting or of the Board of Directors."

A Code of Corporate Behavior / Management of the Issuer or any other similar document have not been approved; however, its individual provisions have been included into the Issuer's Charter.

In the reporting period the Issuer did not introduce amendments into the Charter or into other internal documents regulating the activities of the Issuer's executive bodies.

Address of the Internet web page containing for free access a complete text of the effective version of the Issuer's Charter and of internal documents regulating the activities of the Issuer's executive bodies: **http://www.polyusgold.com/pages/page_0.aspx?id_page=646**

5.2. Information on Persons Included Into Composition of Issuer's Executive Bodies

Board of Directors

(1) Last Name/First Name/Patronymic: ***Prokhorov Mikhail Dmitrievich***

Year of Birth ***1965***

Education: ***higher, Moscow State Financial Institute***

Positions held by this Person over the past 5 years:

Period: ***2000 – 2002***
Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Position: ***Member of Board of Directors***

Period: ***2000 – 2002***
Organization: ***Joint-Stock Commercial Bank International Financial Company (closed joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***2001 – present time***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***General Director – Chairman of the Board***

Period: ***2003 – present time***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***Member of Board of Directors***

Period: ***2005 – present time***
Organization: ***Moscow Football Club Limited Liability Company***
Position: ***Chairman of the Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Chairman of the Board of Directors***

Period: ***2006 – present time***
Organization: ***Sport Projects Management Company – Limited Liability Company***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none owned***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none owned***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(2) Last Name/First Name/Patronymic: ***Ivanov Evgueni Ivanovich***

Year of Birth ***1966***

Education: higher, ***Moscow Financial Institute***

Positions held by this Person over the past 5 years:

Period: ***2000 - 2003***

Organization name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Chairman of the Board***

Period: ***2003 – 2004, 2005 - 2006***
Organization name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***2004 - present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***President, Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint-Stock Company Rudnik imeni Matrosova***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Lena Gold-Mining Joint Stock Company Lenzoloto***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint-Stock Company Aldanzoloto Ore-Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint Stock Company Yakut Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint Stock Company South-Verkhoyansk Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***ROSBANK (Switzerland) S.A.***
Position: ***Member of Board of Directors***

Period: ***2006 - present time***
Organization: ***Closed joint-stock company Gold-Mining Company Lenzoloto***
Position: ***Member of Board of Directors***

Period: ***2006 - present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors, General Director***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(3) Last Name/First Name/Patronymic: ***Rudakov Valery Vladimirovich***

Year of Birth ***1942***

Education: ***higher, Moscow Mining Institute***

Positions held by this Person over the past 5 years:

Period: ***1999 – 2002***
Organization name: ***Gokhran of Russia***
Position: ***Head of Gokhran of Russia, Deputy Minister of Finance of the Russian Federation***

Period: ***2002 – present time***
Organization name: ***Chamber of Commerce and Trade of the Russian Federation (TPP RF)***
Position: ***Chairman of Committee for support of entrepreneurship in domain of extraction, production. processing of and trade in noble metals and precious stones and articles made of them***

Period: ***2005 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Member of Board of Directors***

Period: ***2005 – present time***
Organization name: ***Open Joint-Stock Company Rudnik imeni Matrosova***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Lena Gold-Mining Joint Stock Company Lenzoloto***
Position: ***Member of Board of Directors***

Period: ***2006 - 2006***
Organization: ***Closed joint-stock company Gold-Mining Company Lenzoloto***
Position: ***Member of Board of Directors***

Period: ***2005 – present time***
Organization name: ***Open Joint-Stock Company Shchelkovski Zavod VDM***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(4) Last Name/First Name/Patronymic: ***Braiko Valery Nikolaevich***

Year of Birth ***1939***

Education: ***higher, graduated from:***

1961 – Tula Mining Institute;

1984 - Academy of National Economy under Council of Ministers of the USSR

Positions held by this Person over the past 5 years:

Period: ***1995 – present time***
Organization name: ***Union of Gold Miners Non-Commercial Organization***
Position: ***Chairman***

Period: ***2005 – present time***
Organization name: ***Open Joint-Stock Company Omolon Gold Mining Company***
Position: ***Chairman of the Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Open Joint-Stock Company Rudnik imeni Matrosova***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(5) Last Name/First Name/Patronymic: ***Morozov Denis Stanislavovich***

Year of Birth ***1973***

Education: ***higher, graduated from:***

1993 – School of Economics of Lomonosov Moscow State University

1996 – School of Law of Lomonosov Moscow State University

1999 - Swiss Banking School, majoring in Commercial Banking

1999 - postgraduate studies at MGIMO (University) under Ministry of Foreign Affairs, majoring in International Economic Relations; Candidate of Economic Science

Positions held by this Person over the past 5 years:

Period: ***2001 – 2003***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***Head of Legal Office***

Period: ***2001 – 2003***
Organization: ***OJSC RAO NORILSK NIKEL***
Position: ***Head of Legal Office (pluralistically)***

Period: ***2002 – present time***
Organization: ***OJSC RAO NORILSK NIKEL***
Position: ***Member of the Management Board***

Period: ***2002 – 2003***
Organization: ***OJSC RAO NORILSK NIKEL***
Position: ***Member of Board of Directors***

Period: ***2002 – 2005***
Organization: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Member of Board of Directors***

Period: ***2002 – 2003***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***Head of Apparatus of Board of Directors (part-time)***

Period: ***2003 – present time***
Organization: ***OJSC RAO NORILSK NIKEL***
Position: ***General Director's Deputy (part-time)***

Period: ***2003 – 2005***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***General Director's Deputy***

Period: ***2005 – present time***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***General Director's Deputy – Member of the Board***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***0.000004%***

Quantity of the Issuer's ordinary shares owned by this Person: ***0.00004%***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(6) Last Name/First Name/Patronymic: ***Klishas Andrey Aleksandrovich***

Year of Birth ***1972***

Education: ***higher, Russia's University of Friendship of Peoples***

Positions held by this Person over the past 5 years:

Period: ***1998 – present time***
Organization: ***OJSC RAO NORILSK NIKEL***
Position: ***Member of Board of Directors***

Period: ***1998 – present time***
Organization: ***Closed Joint-Stock Company Holding Company INTERROS***
Position: ***Director for Legal Matters; General Director's Deputy; General Director, Chairman of the Board***

Period: ***1999 – present time***
Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***2001 – 2002***
Organization: ***Roskhlebprodukt Federal Contract Corporation Open Joint-Stock Company***
Position: ***Member of Board of Directors***

Period: ***2001 – present time***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***
Position: ***Member of Board of Directors***

Period: ***2002 – 2005***
Organization: ***Open Joint Stock Company Power Machines – ZTL, LMZ, Electrosila, Energomachexport***
Position: ***Member of Board of Directors***

Period: ***2002 – present time***
Organization: ***Joint Stock Company Agro-industrial complex Agros***
Position: ***Member of Board of Directors***

Period: ***2003 – 2006***
Organization: ***Limited Liability Company Fincom–Investments & Management***
Position: ***Member of Supervisory Board***

Period: ***2004 – present time***
Organization: ***Closed Joint-Stock Company Holding Company INTERROS***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Roza Khutor Mountain Ski Resort Development Limited Liability Company***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(7) Last Name/First Name/Patronymic: ***Salnikova Ekaterina Mikhailovna***

Year of Birth ***1957***

Education: ***higher, graduated from:***

Sergo Ordzhonikidze Moscow Management Institute;

Russia's Academy of Government Service

Positions held by this Person over the past 5 years:

Period: ***1998 – 2003***
Organization: ***Limited Liability Company Fincom – Investments & Management***
Position: ***Member of Supervisory Board***

Period: ***1998 – present time***
Organization: ***Closed Joint-Stock Company Universalinvest***
Position: ***General Director.***

Period: ***1998 – present time***
Organization: ***Closed Joint-Stock Company Holding Company INTERROS***
Position: ***Director for Corporate Management***

Period: ***2004 – 2006***
Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***2000 – 2004***
Organization: ***Prof-Media Publishing House Closed Joint-Stock Company***
Position: ***Member of Board of Directors***

Period: ***2000 – 2005, 2006 – present time***
Organization: ***Open Joint Stock Company Power Machines – ZTL, LMZ, Electrosila, Energomachexport***
Position: ***Member of Board of Directors***

Period: ***2001 – 2003***
Organization: ***Closed Joint-Stock Company Holding Company INTERROS***
Position: ***Member of the Management Board***

Period: ***2001 – 2003***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NICKEL***
Position: ***Member of Board of Directors***

Period: ***2003 – present time***
Organization: ***Joint Stock Company Open Investments***
Position: ***Member of Board of Directors***

Period: ***2004 – 2005***
Organization: ***Joint Stock Company Agro-industrial complex Agros***
Position: ***Member of Board of Directors***

Period: ***2004 – present time***
Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NICKEL***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of her rights arising from the Issuer's options owned by her: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of her rights arising from the Issuer's affiliated and dependent companies' options owned by her: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(8) Name: ***Rodney Bristol Berens***

Year of Birth ***1945***

Education: ***higher, graduated from:***

University of Pennsylvania, Bachelor of Arts;

Wharton School of the University of Pennsylvania, MBA in Finance.

Positions held by this Person over the past 5 years:

Period: ***2000 – present time***
Organization: ***Berens Capital Management, LLC, New York***
Position: ***Founding Partner***

Period: ***1992 – present time***
Organization: ***The Woods Hole Oceanographic Institute***
Position: ***Trustee and Member of Investment Committee***

Period: ***1994 – present time***
Organization: ***Pierpont Morgan Library***
Position: ***Trustee and Member of Investment Committee***

Period: ***2001 – 2006***
Organization: ***Anchor Inc. Company***
Position: ***Trustee***

Period: ***2001 – 2006***
Organization: ***Keystone Property Trust***
Position: ***Member of Board of Directors***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(9) Name: ***Lord Gillford Patrick James***

Year of Birth ***1960***

Education: ***higher, graduated from Eton College, Great Britain***

Positions held by this Person over the past 5 years:

Period: ***1993 – present time***
Organization: ***The Policy Partnership Limited***
Position: ***CEO, Founding Partner***

Period: ***1997 – present time***
Organization: ***Benevolent Society of St Patrick (Charity)***
Position: ***Member of Board of Directors***

Period: ***2000 – 2002***
Organization: ***Clanwilliam Consultants Limited***
Position: ***Director***

Period: ***2000 – 2003***
Organization: ***Ballot Box Limited***
Position: ***Director***

Period: ***2000 – 2004***
Organization: ***Cleveland Bridge UK Ltd***
Position: ***Chairman of Board of Directors without executive power***

Period: ***2005 – present time***
Organization: ***Ukrainian British City Club***
Position: ***Patron***

Period: ***2006 – present time***
Organization: ***Open Joint Stock Company Polyus Gold***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

Issuer's Sole Executive Body:

Sole Executive Body (Director General) ***Ivanov Evgueni Ivanovich***

Information presented above.

Collegiate executive body

Not stipulated by the Issuer's Charter.

5.3. Data on Size of Remuneration, Privileges and/or Expense Reimbursement of Each Executive Body

Remuneration including wages, bonuses, commission due, privileges and/or expense reimbursement, or else any other material provisions as such were not paid by the Issuer to Members of the Board of Directors over the reporting period.

Independent Directors – Valery Braiko, Lord Gillford, Rodney B. Berens – remunerated quarterly in the amount of US$25,000 each (payments are made in rubles at the Russian Central Bank's exchange rate). Also independent Directors are reimbursing their expenses related to their activities as Directors in the annual amount up to 2,000,000 rubles each.

5.4. Data on Structure and Competence of Bodies Overseeing Issuer's Financial and Business Performance

The body overseeing the Issuer's financial and business performance is the Audit Commission as per Article 8 of the Issuer's Charter.

Its structure, procedures and competence are defined in Section 8 of the Issuer's Charter:

"The Meeting elects the Audit Commission of five (5) persons. Its procedures are defined by the Statute of Audit Commission which is to be approved by the Meeting.

Members of the Audit Commission may not serve at the same time as Members performance the Board of Directors or occupy other posts in the Company's executive bodies.

The checks will be conducted by the Audit Commission by the outcome of the Company's activities over a year, and also at any time on initiative of the Audit Commission, by a decision of the Meeting or of the Board of Directors, and also on request of shareholders jointly owning at least ten (10) percent of the Company's voting shares.

On demand by the Audit Commission, persons holding posts in the Company's executive bodies are obliged to furnish documents on the Company's financial and business performance."

The Issuer has further established a Committee for Audit under the Board of Directors, and the Control and Auditing Service.

The Issuer's Committee for Audit under the Board of Directors assesses the work of the Auditor and the efficiency of performance of the Issuer's internal control system.

The body responsible for internal control over the Issuer's financial and business performance is the Control and Auditing Service whose functions embrace direct evaluation of the adequacy,

sufficiency and efficiency of the internal control system, and also the overseeing the adherence to the Issuer's internal control procedures.

To attain these objectives, the Control and Auditing Service will perform the following actions of overseeing the adherence to the procedures of internal control:

- ***arranging for and conducting checks and office investigations of the main lines of financial and business activities of the Issuer, also by involving employees of the Issuer's other structural divisions;***
- ***analyzing and summarizing the results of checks and office investigations (including those conducted by the Issuer's other structural divisions) of the main lines of financial and business activities of the Issuer;***
- ***coordinating the efforts of the Company's structural divisions in undertaking internal control steps;***
- ***keeping records of violations identified by internal control, and furnishing information on such violations to the Committee for Audit under the Company's Board of Directors and to the Company's executive bodies;***
- ***monitoring the elimination of violations identified by the checks and office investigations;***
- ***analyzing the results of the Issuer's auditing and monitoring the working out and execution of action plans of elimination of violations identified in the course of auditing;***
- ***coming up with proposals on enhancing the procedures of internal control;***
- ***drafting documents regulating the activities of the Control and Auditing Service.***

The Control and Auditing Service annually shall submit a report on the results of its work over the year to the Committee for Audit under the Board of Directors, and to the Issuer's sole executive body.

In overseeing the adherence to the internal control procedures, the Control and Auditing Service cooperates with the Issuer's managerial bodies and structural divisions, obtaining from them in the established procedure the explanations, information and documentation the Service requires for performing its functions.

The structure, activities and competence of the Control and Auditing Service are defined in the Statute of Internal Control over Financial and Business Performance of OJSC Polyus Gold as approved by Decision of the Issuer's Board of Directors (Minutes #1-pr/CD of 30/03/2006).

The Issuer's Control and Auditing Service is headed by Ageenkov Aleksandr Vladimirovich, Head of Control and Auditing Service.

The Statute of Insider Information of OJSC Polyus Gold is an internal document setting up the rules of preventing improper use of the office (insider) information, approved by Decision of the Issuer's Board of Directors (Minutes #1-pr/CD of 30/03/2006). The address of the Internet web page where the complete text of its effective version is freely accessible is http://www.polyusgold.com/pages/page_0.aspx?id_page=646.

5.5. Information on Persons in Composition of Bodies Overseeing Issuer's Financial and Business Performance

(A) Audit Committee

(1) Last Name/First Name/Patronymic: ***Avseeva Lidiya Eduardovna***

Year of Birth ***1975***

Education: ***higher, Moscow State University of Nature Management; ACCA certificate***

Positions held by this Person over the past 5 years:

Period: ***1998 – 2003***
Organization name: ***CJSC KPMG***
Position: ***Assistant Auditor; Senior Auditor***

Period: ***2003 – 2003***
Organization name: ***Moscow Office of Accountancy Tuition Centre International, UK***
Position: ***Financial Consultant***

Period: ***2003 – 2005***
Organization name: ***OJSC NovaTEC***
Position: ***Senior Specialist for IFRS***

Period: ***2005 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Head, Department of Consolidated Reporting by IFRS***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(2) Last Name/First Name/Patronymic: ***Donkin Ilya Igorevich***

Year of Birth ***1975***

Education: ***higher, Volgograd State Technical University***

Positions held by this Person over the past 5 years:

Period: ***2000 – 2002***
Organization name: ***OJSC LUKOIL-Iter-Card***
Position: ***Head, Planning and Analysis Department***

Period: ***2002 – 2003***
Organization name: ***OJSC Kuzbassugol Coal Company***
Position: ***Head, Planning and Budget Department***

Period: ***2003 – 2004***
Organization name: ***LLC EurAs Holding***
Position: ***Deputy Head, Office of Economics of Raw Material Facilities***

Period: ***2004 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Head, Planning and Budget Control Department***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(3) Last Name/First Name/Patronymic: ***Mayorov Dmitri Aleksandrovich***

Year of Birth ***1978***

Education: ***Higher, Krasnoyarsk State Trade and Economics Institute***

Positions held by this Person over the past 5 years:

Period: ***2000 – 2004***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Accountant***

Period: ***2004 – 2004***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Leading Specialist, Bookkeeping & Accounting Department***

Period: ***2004 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Leading Specialist, Planning and Budget Control Department***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(4) Last Name/First Name/Patronymic: ***Spirin Sergei Vladimirovich***

Year of Birth ***1975***

Education: ***higher, Moscow M.V. Lomonosov State University***

Positions held by this Person over the past 5 years:

Period: ***2000 – 2002***
Organization name: ***LLC HSBC Bank (RR)***
Position: ***Deputy Head, Internal Control Office***

Period: ***2002 – 2003***
Organization name: ***CJSC Uniland-Holding***
Position: ***Deputy Financial Director***

Period: ***2003 – 2003***
Organization name: ***CJSC KPMG***
Position: ***Auditor***

Period: ***2003 – 2004***
Organization name: ***LLC Severstalmash Group of Companies***
Position: ***Deputy Financial Director***

Period: ***2004 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Director for Finance Matters***

Period: ***2005 – 2006***
Organization name: ***Open Joint-Stock Company South – Verkhoyansk Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Joint Stock Company Sukhoi Log Hard Rock Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Closed Joint-Stock Company Vitimenergo***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Closed Joint-Stock Company Lensib***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Closed Joint-Stock Company Sevzoto***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Closed Joint-Stock Company Charazoto***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Closed Joint-Stock Company Svetlyi***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Closed Joint-Stock Company Marakan***
Position: ***Member of Board of Directors***

Period: ***2005 – 2006***
Organization name: ***Closed Joint-Stock Company Dalnyaya Taiga***
Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(5) Last Name/First Name/Patronymic: ***Zatsepin Mikhail Yurievich***

Year of Birth ***1975***

Education: ***higher, Moscow M.V. Lomonosov State University***

Positions held by this Person over the past 5 years:

Period: ***2001 – 2004***
Organization name: ***LLC Center of Information & Managerial Technologies***
Position: ***Consultant; Head, Investment Consulting Department; Deputy Director General***

Period: ***2004 – 2004***
Organization name: ***LLC Unicon***
Position: ***Deputy Director General***

Period: ***2004 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Deputy Head, Project Assessment and Modeling Department***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(B) Committee for Audit under Board of Directors

(1) Last Name/First Name: ***Rodney B. Berens***

Information presented above

(2) Last Name/First Name/Patronymic: ***Morozov Denis Stanislavovich***

Information presented above

(3) Last Name/First Name/Patronymic: ***Salnikova Ekaterina Mikhailovna***

Information presented above

(B) Internal Control Service

(1) Last Name/First Name/Patronymic: ***Ageenkov Alexander Vladimirovich***

Year of Birth ***1975***

Education: ***higher, graduated from:***

M.V. Lomonosov Moscow State University, School of Law, majoring in "legal science";

All-Russia Correspondence Finance & Economics Institute, majoring in "finances and credit"

Positions held by this Person over the past 5 years:

Period: ***2003 – 2004***
Organization name: ***Government performance Chukotka Autonomous Okrug***
Position: ***Head, Control Audit Office***

Period: ***2004 – present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***Vice President for Internal Control***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

5.6. Data on Size of Remuneration, Privileges and/or Expense Reimbursement of Body of Control over Issuer's Financial and Business Performance

Remuneration including wages, bonuses, commission due, privileges and/or expense reimbursement, or else any other material provisions as such were not paid by the Issuer to members of the Audit Committee, Members of the Committee for Audit under the Board of Directors and to members of the Control and Auditing Service over the reporting period.

The size of remuneration to be paid to members of the Audit Committee will be defined by a decision of the General Meeting of Shareholders.

5.7. Data on Numbers and Generalized Data on Education and Composition of Issuer's Employees, and on Variation of Number of Issuer's Employees

Not reported for this period.

5.8. Data on Issuer's Any Obligations Before Employees Related to Their Ability to Participate in Issuer's Charter / Reserve Capital / Share Fund

The Issuer has neither agreements nor obligations related to its employees' ability to participate in the Issuer's Equity. No options have been afforded to the employees.

VI. Data on Issuer's Participants / Shareholders, and on Transactions of Interest Executed by Issuer

6.1. Data on Total Number of Issuer's Shareholders / Participants

Total number of entries in the Issuer's Register of Shareholders on the ending date of the reporting Quarter: ***59 144***

Total number of nominal shareholders: ***15***

6.2. Data on Issuer's Participants (Shareholders) Owning at Least 5 Percent of Its Equity or at Least 5 Percent of Its Ordinary Shares, and Also Data on Issuer's Participants (Shareholders) Owning at Least 20 Percent of Its Equity

1. Full trade name: ***BRISTACO HOLDINGS CO. LIMITED***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Dyonysou 3A, P.C. 2060, Nicosia, Cyprus***

Share in Issuer's Equity: ***13.04 %***

Share of Issuer's ordinary shares owned: ***13.04 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

2. Full trade name: ***LOVENCO HOLDINGS CO. LIMITED***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Vyronos, 36 NICOSIA TOWER CENTER, 8-th floor, Flat/Office 801 P.C. 1506, Nicosia, Cyprus***

Share in Issuer's Equity: ***13.04 %***

Share of Issuer's ordinary shares owned: ***13.04 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

3. Full trade name: ***Closed Joint-Stock Company KM Invest***

Abbreviated trade name: ***CJSC KM Invest***

TIN: ***N/A***

Location: ***Russian Federation, Moscow, Shepkina street 32, Building 1***

Share in Issuer's Equity: ***7.4 %***

Share of Issuer's ordinary shares owned: ***7.4 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

4. Full trade name: ***Jenington International Inc.***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Pasea Estate, Road Town, Tortola, British Virgin Islands***

Share in Issuer's Equity: ***6.59 %***

Share of Issuer's ordinary shares owned: ***6.59 %***

Shareholders owning at least 20 percent of the Issuer's Equity:

Full trade name: ***Closed Joint Stock Company Polyus***

Abbreviated trade name: ***CJSC Polyus***

TIN: ***2434000335***

Location: ***663280, Krasnoyarsk region, Severo-Yeniseisky, Belinskogo st., 2-B***

Share in Shareholder's Equity: ***100 %***

Share of Issuer's ordinary shares owned: ***0 %***

Shareholders owning at least 20 percent of the Issuer's Equity: **CJSC Polyus**

Data on nominal shareholders on whose name Issuer's shares amounting to at least 5 percent of the Equity or at least 5 percent of the ordinary shares are in the Issuer's Shareholders Register.

1. Full trade name: ***ING BANK (EURASIA) ZAO (Closed Joint-Stock Company)***

Abbreviated trade name: ***ING BANK (EURASIA) ZAO***

Location: ***Russian Federation, Moscow, ul. Krasnoproletarskaya 36***

Contact telephone: ***(495) 755-5400***; Fax: ***(495) 755-5499***

E-mail address: ***N/A***

No., date of issue and term of effect of License of professional participant of the securities market; name of authority having issued the License: ***177-03728-000100 of 07/12/2000, for unlimited term, FCSM (Federal Commission of Securities Market) of Russia***

Number of Issuer's ordinary shares entered in the Issuer's Shareholders Register to the name of this nominal holder: ***68 578 427***

6.3. Data on Share of Participation of Government / State or Municipal Formation in Issuer's Charter (Reserve Capital) Capital; on Existence of Special Right ("Golden Share")

There is no such share; and this right is not stipulated

6.4. Data on Restrictions of Participation in Issuer's Equity

There are no restrictions as to the number of shares owned by a single shareholder and/or their total nominal value, and/or the maximum number of votes afforded to a single shareholder

Neither the laws of the Russian Federation nor other regulatory legal acts of the Russian Federation apply restrictions to the share of participation of foreign entities in the Issuer's Equity

There are no other restrictions or limitations

6.5. Data on Variation of Composition and Size of Participation of Issuer's Participants (Shareholders) Owning at Least 5 Percent of Its Equity or at Least 5 Percent of Its Ordinary Shares

The date of compilation of the list of persons/entities entitled to take part in the General Meeting of Shareholders of OJSC Polyus Gold, held in compliance with Article 19 of Federal Law of 26/12/1995, No. 208-FZ "On Joint-Stock Companies" for election of the Board of Directors, General Director and Audit Committee of OJSC Polyus Gold, and also for approval of internal documents of OJSC Polyus Gold (Register closing date): ***01/01/2006.***

Shareholders of OJSC Polyus Gold owning at least 5 percent of the Equity of OJSC Polyus Gold, and also at least 5 percent of the ordinary shares of OJSC Polyus Gold:

1. Full trade name: ***DIMOSENCO HOLDINGS CO. LIMITED.***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Kato Pervolla, 33 Lythrodontas, Nicosia, Cyprus.***

Share in Issuer's Equity: ***12.65 %***

Share of Issuer's ordinary shares owned: ***12.65 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

2. Full trade name: ***PHARANCO HOLDINGS CO. LIMITED***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Dionysou, 3A Strovolos, P.C. 2060, Nicosia, Cyprus.***

Share in Issuer's Equity: ***12.65 %***

Share of Issuer's ordinary shares owned: ***12.65 %***

Shareholders owning at least 20 percent of the Issuer's Equity: *N/A*

3. Full trade name: ***Closed Joint-Stock Company Holding Company Invest***

Abbreviated trade name: ***CJSC HC Invest***

TIN: ***7703573946.***

Location: ***Russian Federation, Moscow, ul. Malaya Bronnaya 13, Building 1.***

Share in Issuer's Equity: ***7.4 %***

Share of Issuer's ordinary shares owned: ***7.4 %***

Shareholders owning at least 20 percent of the Issuer's Equity: *N/A*

4. Full trade name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES.***

Abbreviated trade name: *N/A*

TIN: *N/A*

Location: ***101, Barclay Street, 22nd Floor-West, New York, N. Y. 10286, USA.***

Share in Issuer's Equity: ***40.85 %***

Share of Issuer's ordinary shares owned: ***40.85 %***

Shareholders owning at least 20 percent of the Issuer's Equity: *N/A*

The date of compilation of the list of persons/entities entitled to take part in the General Meeting of Shareholders of OJSC Polyus Gold: *27/07/2006.*

1. Full trade name: ***BRISTACO HOLDINGS CO. LIMITED***

Abbreviated trade name: *N/A*

TIN: *N/A*

Location: ***Dyonysou 3A, P.C. 2060, Nicosia, Cyprus***

Share in Issuer's Equity: ***12.024 %***

Share of Issuer's ordinary shares owned: ***12.024 %***

Shareholders owning at least 20 percent of the Issuer's Equity: *N/A*

2. Full trade name: ***LOVENCO HOLDINGS CO. LIMITED***

Abbreviated trade name: *N/A*

TIN: *N/A*

Location: ***Vyronos, 36 NICOSIA TOWER CENTER, 8-th floor, Flat/Office 801 P.C. 1506, Nicosia, Cyprus***

Share in Issuer's Equity: ***12.024 %***

Share of Issuer's ordinary shares owned: ***12.024 %***

Shareholders owning at least 20 percent of the Issuer's Equity: *N/A*

3. Full trade name: ***Closed Joint-Stock Company Holding Company Invest***

Abbreviated trade name: ***CJSC HC Invest***

TIN: ***7703573946.***

Location: ***Russian Federation, Moscow, ul. Malaya Bronnaya 13, Building 1.***

Share in Issuer's Equity: ***6.372 %***

Share of Issuer's ordinary shares owned: ***6.372 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

4. Full trade name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES.***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***101, Barclay Street, 22nd Floor-West, New York, N. Y. 10286, USA.***

Share in Issuer's Equity: ***35 %***

Share of Issuer's ordinary shares owned: ***35 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

6.6. Data on Transactions of Interest Executed by Issuer

Total number of transactions of interest executed in the reporting quarter, approved by the Board of Directors and General Meeting of Shareholders of OJSC Polyus Gold: ***3 transactions.***

Total monetary size of transactions of interest executed by the Issuer in the reporting quarter: ***US$300,000 and RUR 6,000,000.***

Data on transactions of interest (a group of interrelated transactions) to a value of 5 percent or more of the Issuer's balance sheet worth of assets, determined from the data of its accounting reporting on the last reporting date before the transaction, executed by the Issuer over the last reporting Quarter:

No transactions of interest to a value of 5 percent or more of the Issuer's balance sheet worth of assets were executed in the reporting period.

6.7. Data on Accounts Receivable

Not reported for this period.

VII. Issuer Accounting Reporting and Other Financial Information

7.1. Annual Accounting Reporting

Not reported for this period.

7.2. Issuer's Quarterly Accounting Reporting for the Last Completed Reporting Quarter

Not reported for this period.

7.3. Issuer's Summary Accounting Reporting Over Last Complete Fiscal Year

The Issuer was established on March 17, 2006, and conducted no business activities in the past year, and summary accounting reporting for the year of 2005 was not compiled.

7.4. Data on Issuer's Accounting Policy

No changes took place in the accounting policy in the reporting period.

7.5. Data on Sum Total of Exports and on Share of Exports in Total Sales

The Issuer does not export products.

7.6. Data on Worth of Issuer's Real Estate and on Substantial Changes in Composition of Issuer's Real Estate After Ending Date of Last Complete Fiscal Year

The Issuer owns no real estate.

7.7. Data on Issuer's Involvement in Court Proceedings When Such Involvement Might Affect Seriously Issuer's Financial and Business Activities

The Issuer is not involved in court proceedings which might seriously affect its financial and business activities.

VII. Additional Data on Issuer and Securities Placed

8.1. Additional Data on Issuer

8.1.1. Data on Size and Structure of Issuer's Equity

Size of Issuer's Equity on the ending date of the last reporting Quarter:

RUR 190,627,747

Breakdown of Equity by categories of shares:

Ordinary shares:

total nominal value, RUR ***190,627,747***

share in Issuer's Equity: ***100 %***

Preferred shares:

total nominal value, Rb. ***0***

share in Issuer's Equity: ***0 %***

Some of the shares of OJSC Polyus Gold is circulated outside the Russian Federation by way of circulation in accordance with the foreign legislation on securities of foreign issuers, namely:

- category / type of shares in circulation outside the Russian Federation:

American Depositary Receipts (ADRs) of Level I on ordinary shares

- shares in circulation outside the Russian Federation in the total quantity of shares of the respective category / type: ***35%***

- name and location of foreign issuer whose securities certify the rights as to the Issuer's shares of the respective category / type:

The Bank of New York; 101, Barclay Street, 22nd Floor-West, New York, N.Y. 10286, USA

- brief description of the program / program type of issuance of securities by the foreign issuer certifying the rights as to shares of the respective category / type:

Program of sponsored ADRs of Level I.

- data on the obtaining of a permit of the Federal executive authority for the securities market for admission of the Issuer's shares of the respective category / type for circulation outside the Russian Federation (if applicable):

Order by Federal Service for Financial Markets (FSFM) of Russia of June 22, 2006, No. 06-1423/pz-i.

- name of the foreign manager of trade / managers of trade via whom are circulated securities of the foreign issuer certifying the rights to the Issuer's shares (if such circulation takes place):

ADRs are traded on the US over-the-counter (OTC) market and listed on the Main Market on the London Stock Exchange.

- other data on circulation of the Issuer's shares outside the Russian Federation as stated by the Issuer at hid discretion:

Ticker ADR for shares of OJSC Polyus Gold in the USA – OPYGY.

Ticker ADR for shares of OJSC Polyus Gold on the London Stock Exchange – PLZL.

8.1.2. Data on Variation of Issuer's Equity:

The Issuer's Equity did not vary in the reporting Quarter

8.1.3. Data on Formation and Use of Reserve Fund and of Issuer's Other Fund

name of Fund: ***Reserve Fund***

amount of Fund stipulated by Founding Documents:

The Company will form a Reserve Fund in an amount of fifteen (15) percent of the Equity. The Reserve Fund will be formed by annual allocation of 5 percent of the net profit until it reaches the stipulated size.

the monetary size of the Fund on the ending date of the corresponding reporting period, and as percentage of the Charter / Reserve Capital / Share Fund:

The Issuer was established on March 17, 2006, and the Reserve Fund has not yet been formed.

amount of allocations to the Fund over the reporting period in question:

No allocations to the Reserve Fund were made.

amount of the Fund's assets used over the reporting period, and direction of use of these assets:

The Reserve Fund was not used in the reporting period.

8.1.4. Data on Procedure of Convening and Holding Meetings / Sessions of Issuer's Highest Management Body

Name of the Issuer's highest management body: ***General Meeting of Shareholders.***

Procedure of notifying shareholders / participants of holding Meetings / Sessions of Issuer's Highest Management Body:

A notice on holding the Meeting is to be published in Izvestiya and Rossiyskaya Gazeta newspapers, and also in Taimyr newspaper not later than 30 days before the date of holding the Meeting. If the Meeting is to be held by absentee voting, a notice of holding the Meeting shall be published in the said newspapers not later than 30 days before the last date of acceptance of the voting ballots.

The Company is entitled to notify the shareholders additionally on having a Meeting held by placing appropriate information on the Company's Internet website, and also by directing notifications of holding the Meeting to shareholders via e-mail.

The Company is entitled to publish a notice on holding a Meeting in advance of the above term.

The Company's Board of Directors may decide to proceed with additional publication of a notice on holding a Meeting in other printed media.

Entities / bodies entitled to convene / demand having convened an extraordinary Meeting / Session of the Issuer's highest management body, and procedure of directing / presenting such demands:

An extraordinary General Meeting of Shareholders shall be held by a decision of the Company's Board of Directors on its own initiative, or on demand by the Company's Audit Committee, the Company's Auditor, or by the shareholder(s) owning at least 10 percent of the Company's voting shares on the date of presenting the demand. The convening of an extraordinary General Meeting of Shareholders on demand by the Company's Audit Committee, the Company's Auditor, or by the shareholder(s) owning at least 10 percent of the Company's voting shares will be effected by the Board of Directors. A demand of having the Meeting convened will be addressed to the Board of Directors.

Procedure of determining the date of holding a Meeting / Session:

The Company shall hold its annual Meeting once a year. The annual Meeting shall be held not earlier than two months and not later than six months after termination of the Company's fiscal year. An extraordinary Meeting on demand by the Company's Audit Committee, the Company's Auditor, or by the shareholder(s) owning at least 10 percent of the Company's voting shares shall be held within 40 days from the date of presenting the demand for having it convened. When the proposed agenda of an extraordinary Meeting includes the issue of electing members of the Board of Directors, this Meeting shall be held within 70 days from the date of presenting the demand for having it convened.

persons / entities entitled to come up with proposals on the agenda of a Meeting / Session of the Issuer's highest executive body, and procedure of entering such proposals:

Shareholder(s) owning at least two percent of the Company's voting shares is(are) entitled to propose issues to be put on the agenda of the annual and extraordinary Meetings, and also to propose candidates for election to the Company's Board of Directors and Audit Committee, whose proposed number may not exceed the quantitative composition of the body in question. Proposals as to the agenda of the annual Meeting and a list of proposed candidates for election to the Company's Board of Directors and Audit Committee must be received by the Company not later than within 30 days after termination of the fiscal year. A proposal by the shareholder(s) of candidates for election to the Company's Board of Directors and the Company's Audit Committee (hereinafter, "the Audit Committee") shall contain, in addition to the data set out in Item 4 of Article 53 of the Federal Law, the following information on the proposed candidate(s):

- ***last name, first name, and patronymic;***
- ***date of birth;***
- ***education;***
- ***employment over the past five years;***
- ***existence of convictions for crime in the domain of economics or crimes against state authorities;***
- ***quantity of the Company's shares owned by the candidate;***
- ***positions/posts held by the candidate in executive bodies of other juridical entities (stating the full name of such juridical entities and the date of appointment of the candidate to the position/post in question);***
- ***the candidate's consent in writing to occupy the proposed post.***

When the proposed agenda of an extraordinary Meeting includes an issue of electing members of the Company's Board of Directors who must be elected by cumulative voting, the shareholder(s) owning jointly at least two percent of the Company's voting shares is(are) entitled to propose candidates for election to the Company's Board of Directors, whose proposed number may not exceed the quantitative composition of the Company's Board of Directors. Such proposals must be received by the Company at least 30 days before the date of holding the extraordinary Meeting.

Persons entitled to access information / materials presented for preparing for and holding a Meeting / Session of the Issuer's highest executive body, and procedures of accessing this information / materials:

Included in the information / materials that are to be made accessible to persons entitled to take part in a Meeting in preparation to having the Meeting held will be annual accounting reporting including the conclusion by the Auditor and the conclusion by the Audit Committee on the results of a review of the annual accounting reporting, data on candidates for election to the Company's Board of Directors, Audit Committee, executive bodies; draft amendments in and additions to the Company's Charter or a draft Company's Charter in a new version, draft internal documents of the Company, draft decisions by the Meeting, the Company's annual report, a report by Company's Board of Directors laying down the motivated position of the Company's Board of Directors on matters on the Meeting's agenda. If thus decided by the Company's Board of Directors, in preparation to having a Meeting, shareholders can have made accessible to them dissenting opinions of members of the Board of Directors.

A list of the persons entitled to take part in a Meeting will be made available by the Company on demand of persons included into this list an owning at least 1 percent of the votes. In this, data on the documents and mailing address of physical persons included in this list will be made available only upon due consent of these persons.

On demand of any interested person, the Company will be obliged to make available to him within three days either an excerpt from the list of persons entitled to take part in a Meeting, containing the data on this person, or else a notice that this person is not included in the list of persons entitled to take part in the Meeting.

This information / materials shall be made available to persons entitled to take part in a Meeting 20 days before the date of the Meeting, or 30 days if the General Meeting of Shareholders has on its agenda the issue of restructuring of the Company, at the premises of the Company's executive body and in other places of which the addresses will be stated in the notification of holding the General Meeting of Shareholders. This information / materials shall be made available to persons taking part in a General Meeting of Shareholders throughout the time the Meeting is being held.

8.1.5. Data on Business Entities Where Issuer Owns at Least 5 percent of Equity or at Least 5 percent of Ordinary Shares

(a) Full name: ***Closed Joint-Stock Company Gold Mining Company Polyus***

Abbreviated name: ***CJSC Polyus***

Location: ***663280, Krasnoyarsk Krai, Severo-Yeniseiski urban-type settlement, ul. Belinskogo 2-B***

Issuer's share in the Equity of this business entity, %: ***100***

Quantity of shares owned by the Issuer, %: ***100***

Business entity's share in the Issuer's Equity, %: ***0***

8.1.6. Data on Substantial Transactions Executed by Issuer

No substantial transactions were executed in the reporting period.

8.1.7. Data on Issuer's Credit Ratings

The Issuer had no credits ratings assigned to him.

8.2. Data on Issuer's Each Share Category / Type

Share category: ***ordinary***

Security form: ***registered uncertificated***

Nominal value of each share, RUR: ***1***

Number of shares in circulation: ***190,627,747***

Number of additional shares in the process of being placed: ***as on the reporting date, Issuer's shares were not being placed.***

Number of "declared" shares: ***The Issuer's Charter has no provisions on "declared" shares.***

Number of shares on the Issuer's balance sheet: ***none***

Number of additional shares that could be placed by conversion of the placed securities convertible into shares, or else by way of execution of obligations by the Issuer's options: ***none***

State Registration No. ***1-01-55192-E***

Issue State registration date: ***27/04/2006***

Rights afforded by the shares to their owners:

- ***receiving dividends declared by the Company;***
- ***participating either personally or through representatives in a Meeting with a voting right on every issue of its competence;***
- ***coming up with proposals as to the Meeting's agenda, in a procedure stipulated by laws of the Russian Federation and by this Charter;***
- ***obtaining information on the Company's activities and having access to the Company's documents in accordance with Article 91 of Federal Law "On Joint-Stock Companies," other legislative acts and this Charter;***
- ***having priority in acquisition of additional shares and issued securities convertible into shares, being placed by open subscription, in a quantity proportional to the number of shares in their ownership;***
- ***receiving some of the Company's property in the event of its liquidation;***
- ***enjoying other rights stipulated by legislation of the Russian Federation and by this Company's Charter.***

Owners of the voting shares have the right to demand that the Company buys back either all or some of the shares owned by them, in cases provided for by the Federal Law.

Rights of shareholders to receive proclaimed dividends, and in the event that the Issuer's Charter stipulates preferred shares of two or more types, with the dividend size defined for each type, also the sequence of payment of dividends on certain types of preferred shares.

The Company is entitled, proceeding from the results of the first Quarter, of the first half of a year, of nine months of a fiscal year and/or from the results of a fiscal year to decide on / proclaim the payment of dividends on the placed shares, unless stipulated otherwise by the Federal Law "On Joint-Stock Companies." A decision on the payment / proclaiming of dividends by the results of the first Quarter, of the first half or nine months of a fiscal year can be made within three months from the ending date of the respective period.

The Company is obliged to pay the proclaimed dividends on its shares. Dividends are payable in money and/or other property including securities.

Decisions on the payment / proclaiming of dividends, including decisions on the size of dividends and for of its payment on shares of each category / type will be made by the General Meeting of Shareholders. The size of dividends may not exceed that recommended by the Board of Directors. In deciding on the payment / proclaiming of dividends, the Company shall be guided by restrictions stipulated by applicable effective laws of the Russian Federation.

To have dividends paid, the Company will draw a list of persons entitled to obtain dividends. This list will be drawn proceeding from the data of the register of owners of the Company's registered securities entitled to take part in the General Meeting of Shareholders which would make a decision on the payment of the dividends in question.

The Issuer has not been and is not placing preferred shares.

Rights of a shareholder owning ordinary shares to take part in the General Meeting of Shareholders with a voting right on every issue in its competence, and if preferred shares are place, rights of a shareholder owning preferred shares to take part in the General Meeting of Shareholders with a voting right on every issue in its competence, in cases and procedure and on terms set out proceeding from the legislation on joint-stock companies.

Shareholders owning the Company's ordinary shares are entitled, as per the Federal Law "On Joint-Stock Companies," to take part in a General Meeting of Shareholders with a voting right on every issue within its competence.

The Issuer has not been and is not placing preferred shares.

Rights of a shareholder owning preferred shares of a certain type for their conversion into ordinary shares or into preferred shares of other type, and procedure of such conversion (the quantity and category / type of shares to be converted into, and other terms of conversion) when the Issuer's Charter provides for an option of such conversion.

This right is not provided for by the Charter.

Rights of a shareholder to receive some of the Issuer's property in the event of its liquidation, and in the event that the Issuer's Charter stipulates preferred shares of two or more types, with the liquidation value defined for each type, also the sequence of payment of the liquidation value on certain types of preferred shares.

Owner of an ordinary share is entitled to receive some of the Issuer's property in the event of its liquidation.

The Issuer has not been and is not placing preferred shares.

8.3. Data on previous issues of Issuer's securities except Issuer's shares

The Issuer has not issued other securities.

8.3.1. Data on issues where all securities have been retired / cancelled

There have been no such issues.

8.3.2. Data on issues of which securities are in circulation

There have been no such issues.

8.3.3. Data on issues where Issuer defaulted on its obligations on securities

There have been no such issues.

8.4. Data on person(s) who provided collateral on issued bonds

There have been no such issues.

8.5. Terms of assurance of execution of obligations on issued bonds

There have been no such issues.

8.5.1. Terms of assurance of obligations on bonds with mortgage collateral

There have been no such issues.

8.6. Data on Entities Keeping Records of Rights to Issuer's Issued Securities

A Register is maintained by a specialized Registrar.

Registrar's full trade name: ***Closed Joint-Stock Company NATIONAL REGISTRATION COMPANY***

Abbreviated name: ***CJSC NRC***

Registrar's location: ***121357, Moscow, Veresayeva st., 6***

No. of License for engaging in activities of maintaining a register of owners of securities: ***10-000-1-00252***

Authority that issued the license: ***FCSM of Russia***

Date of issue: ***06/09/2002***

Effective till: ***Open-ended***

8.7. Data on Legislative Acts Regulating Issues of Import and Export of Capital That Might Affect Payment of Dividends, Interest, or Other Payments to Non-Residents

- ***Federal Law "On Currency Regulation and Currency Control" of 10/12/2003, No. 173-FZ.***
- ***Law of the RSFSR "On Investment Activities in the RSFSR" of 26/06/1991, No. 1488-1.***
- ***Federal Law "On Foreign Investments in the Russian Federation" of 09/07/1999, No. 160-FZ.***
- ***Federal Law "On Securities Market" of 22/04/1996, No. 39-FZ.***
- ***Federal Law "On Protection of Rights and Lawful Interest of Investors in Securities Market" of 05/03/1999, No. 46-FZ.***
- ***Federal Law "On Special Economic Zones in the Russian Federation" of 22/07/2005, No. 116-FZ.***
- ***Federal Law "On Introducing Amendments into Some Legislative Acts in Connection with Adoption of Federal Law "On Special Economic Zones in the Russian Federation" of 22/07/2005, No. 116-FZ.***
- ***Federal Law "On Introducing Amendments into Some Legislative Acts of the Russian Federation " of 18/07/2005, No. 9-FZ.***
- ***Federal Law "On Counteracting Legalization (Laundering) of Criminally Obtained Revenues and Financing of Terrorism" of 07/08/2001, No. 115-FZ.***
- ***Customs Code of the Russian Federation approved by Supreme Soviet of RF on 18/06/1993. No. 5221-1.***
- ***Tax Code of the Russian Federation (Part One) of 31/07/1998, No. 146-FZ.***
- ***Tax Code of the Russian Federation (Part Two) of 05/08/2000, No. 117-FZ.***
- ***Federal Laws of the Russian Federation on ratification of agreements between the Russian Federation and Other Nations on avoiding double taxation, protecting investments and precluding tax evasion.***
- ***Federal Law "On Ratification of Agreement Between Government of the Russian Federation and Government of the Republic of Belarus on Principles of Collection of Indirect/Excise Taxes on Exports and Imports of Goods, Performance of Work, Rendering of Services" of 28/12/2004, No. 181-FZ.***

8.8. Description of Procedure of Taxation of Revenues from Issuer's Securities Placed or Being Placed

Taxation of revenues of physicals persons (either tax residents of RF or non-residents accruing revenues from source in RF).

In accordance with Art. 208 of Tax Code of RF, dividends and interest obtained from a Russia's entity, and revenues from sale in RF of the Issuer's securities are revenues subject to collection of taxes on revenues of physical persons.

When the source of a revenue in the form of a dividend is a Russia's entity, this entity will be held a tax agent and will determine the tax amount separately for each taxpayer on each payment of said revenues at a rate of 9% (Art. 224 of Tax Code of RF) in the procedure laid out in Art. 275 of Tax Code of RF. This rate of 9% is set for physical persons – residents of the Russian Federation.

The amount of the tax due will be calculated proceeding from the total tax amount and the share of each taxpayer in the sum total of dividends. The total tax amount will be determined as a product of the tax rate by the difference between the sum total of dividends to be distributed among the shareholders / participants in the current tax period, minus the sum total of dividends to be paid by the tax agent to a foreign entity and/or physical person – non-resident of RF in the current tax period, and the sum total of dividends obtained by the tax agent himself in the current reporting (tax) period

When a Russia's entity – a tax agent pays dividends to a physical person – non-resident of RF, applied to these payments will be the tax rate of 30% as per Item 3 of Art. 224 of Tax Code of RF.

In accordance with Art. 214.1 of Tax Code of RF the taxable base in each transaction with securities and transaction with financial instruments of futures contracts where the basic asset is securities (futures and options share exchange deal) will be determined individually. In this, revenues from the following transactions will be accounted for:

- *purchase/sale of securities in circulation on a managed securities market;*
- *purchase/sale of securities not in circulation on a managed securities market;*
- *involving financial instruments of futures contracts where securities are the basic asset;*
- *purchase/sale of investment rights of shared investment funds, including their retirement;*
- *involving securities and financial instruments of futures contracts where the basic asset is securities, executed by a trustee to the benefit of the owner of the trust who is a physical person.*

In accordance with Item 3 of Art. 214.1 of Tax Code of RF the taxable base – the revenue/loss from securities purchase/sale transactions will be determined as the sum total of revenues of the totality of transactions with securities of the respective category executed over the tax period, minus the sum total of losses. The revenue/loss will be determined as the difference from the amounts obtained from sale of the securities and the expenses on acquisition, sale and keeping of the securities, or else the material deduction taken to reduce the revenues from the securities purchase/sale transactions.

The revenue from a transaction of purchase/sale of securities in circulation on the managed securities market will be reduced by the some total of the interest payable for the use of borrowed monetary assets, though within the amounts calculated proceeding from the effective refinancing rate of the Central Bank of RF. The amount of loss on such a transaction will be determined accounting for the threshold of fluctuation of the market price of securities. In this, held as securities in circulation on the managed securities market will be securities permitted for circulation at trade managers in possession of a License from the Federal authority responsible for regulation of the securities market.

When expenses would not be directly attributed to expenses on acquisition, sale and keeping of specific securities, these expenses will be broken down in proportion to the evaluation of the securities to which these expenses are related. When it is not possible to prove the expenses with documents, the taxpayer will be entitled to make use of the material tax discount as provided for in paragraph 1 of sub-item 1 of Item 1 of Art. 220 of Tax Code of RF.

A material tax discount or a deduction in the amount of the actually borne and documented expenses will be afforded to a taxpayer in the calculation and payment of the tax to the budget at the revenue source, or else by then end of a tax period when tax returns are furnished to the tax authority. When several revenue sources exist, the material tax discount will be afforded only at one revenue source, as chosen by the taxpayer.

In determining the taxable base of operations of purchase/sale of securities, it should be remembered that a loss from operations with securities in circulation on a managed securities market would reduce the taxable base of operations of purchase/sale of securities of the given category. A revenue from operations of purchase/sale of securities not in circulation on a managed

securities market which at the time of their acquisition met the requirements set up for securities in circulation on a managed securities market can be reduced by the amount of loss suffered in operations of purchase/sale of securities in circulation on a managed securities market.

The taxable base of operations with financial instruments of futures contracts will be determined as the difference between positive and negative results of reassessment of obligations and rights of claim/receivables under the entered contracts and execution of the financial instruments of the futures contracts, also accounting for the fees for services of share exchange intermediaries and of the stock exchange in opening and keeping the account of a physical person. In this, the taxable base will be increased by the sum total of premiums received from transactions with options and reduced by the sum total of premiums paid in these transactions.

In determining the taxable base of operations with securities executed by a trustee, the taxpayer's expenses will also include the amounts paid to the trustee as his remuneration and reimbursement of his expenses on the operations with the securities in question.

When the performance of a trustee covers transactions with securities of different categories, and also when other kinds of revenues occur (dividends, interest), the taxable base will be determined separately for each securities category and each kind of revenue. Expenses that would not be attributed directly to the reduced revenues from transactions with securities of a given category or to the reduction of a given kind of revenue will be broken down in proportion to the share of each kind of revenue.

The taxable base of operations of purchase/sale of securities and operations with financial instruments of futures contracts will be determined at the end of a tax period, i.e. year. In this, the calculation and payment of the tax amount will be done by the tax agent either by the end of the tax period or when he pays money to the taxpayer before the end of the current tax period. In the last-mentioned case, the tax shall be paid on the share of the revenue corresponding to the actual amount of money paid. When payments are effected more than once during a tax period, the calculation of the amount of tax due will be done on an accrual basis accounting for the amounts of tax already paid.

As concerns operations with securities performed by trustee, the latter will be held a tax agent. The taxable base of such operations will be determined either on the ending date of a tax period or at the time of payment of money before the end of a tax period. In this case the tax will be payable within one month from the ending date of the tax period or from the date of payment of the money (transfer of securities). When payments are made from money in trust management before expiration of the terms of the trust management agreement or before the end of a tax period, tax will be payable from the share of the revenue corresponding to the actual sum total of the money paid to the originator of trust management.

When it is not possible to deduct from the taxpayer the calculated tax by the revenue payment source, the tax agent shall, within one month from the time of occurrence of this situation, notify in writing the tax authority at the place of his registration of the impossibility of deduction and the the amount of the taxpayer's debt. In this case the tax will be paid by equal shares in two payments: the first payment, not later than within 30 days from the date of delivery of the tax payment notice from the tax authority, and the second payment, not later than within 30 days after the first payment date.

The procedure of calculation of a tax no operations with securities is laid down in Item 1 of Art. 225 of Tax Code of RF, according to which the tax amount will be calculated as corresponding percentage of the taxable base proceeding from the tax rate of 13% for physical persons who are tax residents of RF, or 30% for physical persons who are not tax residents of RF.

Taxation of juridical persons (both Russia's entities and foreign entities conducting their activities in the Russian Federation through permanent representations and/or obtaining revenues from sources in the Russian Federation).

As per Item 1 of Art. 250 of Tax Code of RF, revenues from shared participation in other entities (in the form of dividends) and revenues obtained from operations with financial instruments of futures contracts are deemed non-operating revenues subject to taxation. In this, the date of receipt of the revenue is the date of the money arriving at the taxpayer's banking account / cashiers'.

The specifics of determining the taxable base for revenues from shared participation in other entities (dividends) are set up by Art. 275 of Code Tax of RF.

When the revenue source is a Russia's entity, this entity will be held a tax agent and will determine the tax amount. In this, the tax amount to be deducted from the revenue of the recipient of dividends will be calculated by the tax agent proceeding from the total tax amount and the share of each taxpayer in the sum total of the dividends. The total tax amount will be determined as a product of the tax rate of 9% (Art. 284 of Tax Code of RF) by the difference between the sum total of dividends to be distributed among the shareholders / participants in the current tax period, minus the sum total of dividends to be paid by the tax agent to a foreign entity and/or physical person – non-resident of RF in the current tax period, and the sum total of dividends obtained by the tax agent himself in the current reporting (tax) period If this difference is negative, the tax payment obligation will not arise, and no reimbursement from the budget will be due.

If a Russia's entity – the tax agent pays dividends to a foreign entity that id not a resident of the Russian Federation, the taxable base of the taxpayer – the recipient of the dividends will be determined as a sum total of the paid dividends, and the rate of 15% will be applied to it (Art. 284 of Tax Code of RF).

The calculation and deduction of the sum total of the tax on the revenues paid to foreign entities will be done by the tax agent on all kinds of revenues listed in Item 1 of Article 309 of Tax Code of RF in all cases of payment of such revenues, except in the following cases:

(1) when the tax agent has been notified by the recipient of the revenue that the revenue being paid is related to the permanent representation of the recipient of the revenue in the Russian Federation, and the tax agent has in his possession a duly notarized copy of a certificate that the revenue recipient has been registered with the tax authorities, documented not earlier than in the preceding tax period;

(2) in the case of payment of revenues which, according to international agreements / understandings, are not to be taxable in the Russian Federation, provided that the foreign entity present to the tax agent a confirmation as per Item 1 of Article 312 of Tax Code of RF;

(3) when the tax agent pays to the foreign entity revenues which, in accordance with international agreements / understandings will be taxable in the Russian Federation at reduced rates, and the tax agent will deduct the tax amount from the revenues at the corresponding reduced rates, provided the foreign entity furnishes to the tax agent a proof of this foreign entity having permanent residence in the state with whom the Russian Federation has an international agreement / understanding regulating the issues of taxation, certified by a competent authority of the foreign state in question. When the proof thus furnished is in a foreign language, its Russian translation will also be furnished to the tax agent.

Specifics of determining the taxable base for operations with securities are set out in Art. 280 of Tax Code of RF.

Revenues of a taxpayer from operations of sale or other disposal of securities (including retirement) will be determined proceeding from the price of sale or other disposal of the security, and from the amount of the accrued interest / coupon yield paid by the buyer to the taxpayer, and from the amount of the accrued interest / coupon yield paid to the taxpayer by the Issuer. In this, the amounts of interest / coupon yield previously accounted for in taxation will not be included into the taxable revenue.

Expenses on sale / other disposal of securities will be determined proceeding from the purchase price of the security, the expenses on its sale, and the amount of accrued interest / coupon yield paid

by the taxpayer to the seller of the security. In this, the amounts of interest / coupon yield previously accounted for in taxation will not be included into the taxable revenue.

The actual price of sale or other disposal of securities within the range between the maximum and minimum prices of transactions with the security in question, registered by the manage of trade on the securities market of the date of the transaction in question will be held as the market price for the taxation purposes. In the event of sale of securities in circulation on the securities market at a price below the minimum price of transactions on the managed securities market, the minimum price of transactions on the managed securities market will be taken to arrive at the financial outcome.

As concerns securities not in circulation on a managed securities market, taken for the taxation purposes will be the actual price of sale or other disposal of the securities in question if at least one of the following conditions applies:

- *if the actual price of the transaction in question is within the range of prices of the similar security registered by the manager of trade on the securities market on the date of the transaction in question, provided that trade with these securities took place at the manager of trade at least once within the 12 past months;*
- *if the deviation of the actual price of the transaction in question is within 20% plus or minus of the average weighted price of the similar security as calculated by the manager of trade on the securities market proceeding from his rules for the results of trade on the date of execution of this transaction or on the date of the nearest trade before the date of execution of the transaction in question, when trade with these securities took place at the manager of trade at least once during the last 12 months.*

In the event of unavailability of information on the results of trade with the similar/identical securities, the actual price of the transaction will be taken for the purposes of taxation if this price does not differ by more than 20 percent from the calculation price of this security which can be determined on the date of execution of the transaction with this security accounting for the actual conditions of the executed transaction, the specifics of circulation and the price of the security, and other indicators on which the information can serve as the grounds for such calculation. To determine the calculation price of a share by the taxpayer either by himself or with an appraiser engaged. there should be used the methods of value assessment stipulated by the laws of the Russian Federation, and for determining the calculation price of a debt security can be used the refinancing rate of the Central Bank of the Russian Federation. When the taxpayer determines the calculation price of a share by himself, the method used for value assessment must be specified in the taxpayer's accounting policy.

The taxable base for operations with securities will be determined by the taxpayer separately. In this, the taxable base for operations with securities in circulation on a managed securities market will be determined separately from the taxable base for operations with securities not in circulation on a managed securities market.

In selling or otherwise disposing of securities, the taxpayer will himself, proceeding from the accounting policy adopted for the taxation purposes, determine one of the following methods of deduction to expenses of the value of the securities disposed of:

- *proceeding from the first-in-time acquisitions; or*
- *proceeding from the last-in-time acquisitions; or*
- *proceeding from the unit value.*

Taxpayers who have suffered losses from operations with securities in the previous tax period or in previous tax periods may reduce accordingly the taxable base calculated for operations with securities in the reporting (tax) period. In this, losses from operations with securities not in circulation on a managed securities market suffered in the previous tax period can be used to reduce the taxable base of operations with such securities determined in the reporting (tax) period.

Losses from operations with securities in circulation on a managed securities market suffered in the previous tax period can be used to reduce the taxable base of operations of sale of this category of securities.

Revenues obtained from operations with securities in circulation on a managed securities market may not be reduced by either expenses on or losses from operations with securities not in circulation on a managed securities market. Revenues obtained from operations with securities not in circulation on a managed securities market may not be reduced by either expenses on or losses from operations with securities in circulation on a managed securities market.

In accordance with Art. 286 of Tax Code of RF, the tax will be determined as the percentage of the taxable base corresponding to the tax rate (24% for juridical persons – tax residents of the Russian Federation, or 20% for non-resident juridical persons, as per Art. 284 of Tax Code of RF). The sum total of the tax due proceeding from the outcome of the tax period will be determined by the taxpayer himself.

Proceeding from the outcome of each reporting (tax) period, the taxpayers will calculate the amount of the advance payment proceeding from the tax rate and the taxable revenue calculated on an accrual basis from the beginning of the tax period till the end of the reporting (tax) period. Throughout the reporting period, taxpayers will calculate the amount of the monthly advance payment due.

When the taxpayer is a foreign entity receiving revenues from sources in the Russian Federation not related to their permanent representation, the obligation of determining the amount of the tax due, deduction of this amount from the taxpayer's revenues and transferring the tax to the budget will be borne by the Russia's entity paying this revenue to the taxpayer. The tax agent will determine the amount of tax due on every payment / transfer of the money, or other delivery of the revenue. When the source of revenues of a taxpayer in the form of dividends is a Russia's entity, the obligation of deduction of the tax from the taxpayer's revenues and transferring the tax to the budget will be borne by this source of revenues. On revenues paid to taxpayers as dividends, the tax deducted in the payment of the revenue will be transferred to the budget by the tax agent making the payments within 10 days from the payment date.

The tax on revenues obtained from operations of sale of securities will be payable on expiration of the tax period and shall be paid not later than within the term set for submitting the tax returns for the tax period in question (not later than by March 28 of the year following the expired tax period). Advance payments proceeding from the outcome of a reporting period shall be paid not later than within the term set for submitting the tax returns for the reporting period in question (not later than within 28 days from the ending date of the reporting period in question).

Monthly advance payments payable during a reporting period shall be paid not later than by 28th day of each month of this reporting period. Taxpayers who calculated their monthly advance payments proceeding from the actually accrued profit shall make their advance payments not later than by the 28th day of the month following the month from the outcome of which the tax is calculated.

8.9. Data on Proclaimed / Accrued and Paid Dividends on Issuer's Shares, and Also on Revenues from Issuer's Bonds

The Issuer was registered on March 17, 2006 no dividends were accrued or paid by the Issuer. No bonds were issued.

8.10. Miscellaneous Data

None.

Exemption number 82-34961
Exhibit 4

LIST OF AFFILIATED PERSONS

Open Joint Stock Company Polyus Gold
(full proprietary name of the joint-stock company)

Issuer's code: 55192 - E

As of 31 12 2006

Issuer's location: Russian Federation, 123104, Moscow, Tverskoy Boulevard, 15, building 1

Information in this List of Affiliated Persons disclosed in accordance with the securities legislation of the Russian Federation

Issuer's web-site: ***http://www.polyusgold.com***

General Director	(signed)	Evgueni.I. Ivanov
31 December 2006	(seal)	

Issuer's codes	
TIN	7703389295
SRN	1068400002990

I. List of affiliated persons 30 09 2006

No.	Full proprietary name or full name of private person	Location of the entity or private person (only with his/her permission)	Ground(s) for affiliation	Effective date	Affiliated person's stake in the issuer's equity, %	Affiliated person's stake in the issuer's ordinary shares, %
1	2	3	4	5	6	7
1.	Ivanov Evgueni Ivanovich	Not permitted by the private person	1. Served as General Director of the Company 2. Served as member of the Board of Directors 3. Belonged to the same group as the Issuer	March 17, 2006 March 17, 2006 March 17, 2006	-	-
2.	Prokhorov Mikhail Dmitrievich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
3.	Braiko Valery Nikolaevich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
4.	Rudakov Valery Vladimirovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
5.	Morozov Denis Stanislavovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	0.00000367	0.00000367
6.	Klishas Andrey Alexandrovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
7.	Salnikova Ekaterina Mikhailovna	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
8.	Rodney B. Berens	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
9.	Lord Patrick James Gillford	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-

10.	Closed Joint Stock Company Gold-Mining Company Polyus	663280, Krasnoyarsk krai, Seveo-Yeniseysky, Belinskogo st., 2-B	Belonged to the same group as the Issuer	March 24, 2006	-	-
11.	Lena Gold-Mining Company Open Joint Stock Company Lenzoloto	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
12.	Open Joint Stock Company Matrosov mine	Matrosov, Tenkinsky district Magadan region	Belonged to the same group as the Issuer	March 24, 2006	-	-
13.	Limited Liability Company Lena Gold Ore Company	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
14.	Jenington International Inc.	Akara Bldg., 24 de Castro Street Wickhams Cay I, Road Town Tortola, British Virgin Island	Belonged to the same group as the Issuer	March 24, 2006	-	-
15.	Limited Liability Company Private Security Entity Polyus Shield	Krasnoyarsk	Belonged to the same group as the Issuer	March 24, 2006	-	-
16.	Open Joint Stock Company Yakutia Mining Company	Sakha Republic (Yakutia), 677000, Yakutsk, Lenina pr., 3-1	Belonged to the same group as the Issuer	March 24, 2006	-	-
17.	Open Joint Stock Company Aldanzoloto Mining Company	Sakha Republic (Yakutia), Aldan district Nizhny Kuranakh, Stroitel'naya st., 14	Belonged to the same group as the Issuer	March 24, 2006	-	-
18.	Open Joint Stock Company Sibir Complex Exploration Expedition Sibzolotorazvedka	660075, Krasnoyarsk, Krasnaya Gvardia st., 24	Belonged to the same group as the Issuer	March 24, 2006	-	-
19.	Open Joint Stock Company Pervenets	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
20.	Closed Joint Stock Company Mining Company Sukhoi Log	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
21.	Closed Joint Stock Company Vitimenergo	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
22.	Closed Joint Stock Company Tonoda	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
23.	Limited Liability Company Vitimservice	Irkutsk region, Bodaibo, Stoyanovicha st., 32	Belonged to the same group as the Issuer	March 24, 2006	-	-
24.	Limited Liability Company Vitim-Baikal	Irkutsk region, Bodaibo, Lenina st., 21	Belonged to the same group as the Issuer	March 24, 2006	-	-
25.	Limited Liability Company Lenzolotodortrans	Irkutsk region, Bodaibo, Irkutskaya st., 1	Belonged to the same group as the Issuer	March 24, 2006	-	-
26.	Limited Liability Company Lengeo	Irkutsk region, Bodaibo, Irkutskaya st., 2B.	Belonged to the same group as the Issuer	March 24, 2006	-	-
27.	Limited Liability Company Alfa-B	Irkutsk region, Bodaibo, Lenina st., 21	Belonged to the same group as the Issuer	March 24, 2006	-	-
28.	Closed Joint Stock Company Lensib	Irkutsk region, Bodaibo, 30 let Pobedy st., 22-A	Belonged to the same group as the Issuer	March 24, 2006	-	-
29.	Closed Joint Stock Company Sevzoto	Irkutsk region, Bodaibo, Krasnoarmeiskaya st., 83	Belonged to the same group as the Issuer	March 24, 2006	-	-
30.	Closed Joint Stock Company	Irkutsk region, Bodaibo, Nagornaya st., 11	Belonged to the same group as the Issuer	March 24,	-	-

	Charazoto			2006		
31.	Closed Joint Stock Company Svetly	Irkutsk region, Bodaibo, Stoyanovicha st., 34	Belonged to the same group as the Issuer	March 24, 2006	-	-
32.	Closed Joint Stock Company Marakan	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
33.	Closed Joint Stock Company Dalnaya Taiga	Irkutsk region, Bodaibo, Zheleznodorozhnaya st., 8	Belonged to the same group as the Issuer	March 24, 2006	-	-
34.	Closed Joint Stock Company Nadezhdinskoe	Irkutsk region, Bodaibo district, Balakhninsky	Belonged to the same group as the Issuer	March 24, 2006	-	-
35.	Limited Liability Company Secondary Precious Metals	Irkutsk	Belonged to the same group as the Issuer	March 24, 2006	-	-
36.	Limited Liability Company Lena Repair Entity	Irkutsk region, Bodaibo, 30 let Pobedy st., 38	Belonged to the same group as the Issuer	March 24, 2006	-	-
37.	Limited Liability Company Scientific Production Center Perspective	Irkutsk region, Bodaibo, Stoyanovich st., 18	Belonged to the same group as the Issuer	March 24, 2006	-	-
38.	Limited Liability Company Project Production Center Lenzolotoproekt	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
39.	Closed Joint Stock Company Gold-Mining Company Lenzoloto	Irkutsk region, Bodaibo, Mira st., 4	Belonged to the same group as the Issuer	March 24, 2006	-	-
40.	Closed Joint Stock Company Lena Mining Company	Irkutsk region, Bodaibo, Stoyanovich st., 34	Belonged to the same group as the Issuer	March 24, 2006	-	-
41.	Limited Liability Company Angara plot	Irkutsk region, Usolsk district, Razdolie, Dubodernya	Belonged to the same group as the Issuer	March 24, 2006	-	-
42.	Limited Liability Company Gromovsky	Irkutsk region, Bodaibo, Krasnoarmeiskaya st., 83	Belonged to the same group as the Issuer	March 24, 2006	-	-
43.	Open Joint Stock Company Yuzhno Verkhoyansk Mining Company	Sakha Republic (Yakutia), Yakutsk, Lenina pr., 3-1	Belonged to the same group as the Issuer	March 17, 2006	-	-
44.	Plekhanov Anatoly Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
45.	Ivanov Alexander Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
46.	Korenyuk Mikhail Kondratievich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
47.	Tsukurov Igor Igorevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
48.	Vasiliev Alexey Mikhailovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
49.	Andre Jean-Pier Isaac	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
50.	Kazimirov Mikhail Pavlovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
51.	Cherepanov Sergey Petrovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
52.	Kochetkov Vladimir Stepanovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26,	-	-

				2006		
53.	Konstantinov Valery Fedorovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
54.	Slepnev Nikolay Fedorovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
55.	Brodovikov Nikolay Rudolfovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
56.	Ryndin Nikolay Anatolievich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
57.	Zharkov Yury Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
58.	Slepnev Vladimir Fedorovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
59.	Rozhnov Alexander Victorovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
60.	Egorov Vladimir Georgievich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
61.	Hlyzov Vladimir Nikolaevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
62.	Polinkin Victor Mikhailovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
63.	Evgrafov Nikolay Georgievich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
64.	Lonshakov Yury Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
65.	Ilyashenko Oleg Nikolaevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
66.	Alkatsev Sergey Zaharovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
67.	Kostomarov Victor Dmitrievich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
68.	Kalashnikov Akexey Nikolaevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
69.	Strizhov Yury Victorovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
70.	Khoroshih Pavel Gavrilovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
71.	Zhigacheva Elena Mikhailovna	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
72.	Guba Sergey Konstantinovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
73.	Khoroshih Timofey Pavlovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
74.	Golovanov Valery Nikolaevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-

75.	Davidyuk Vasily Ivanovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
76.	Lashin Alexander Nikolaevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
77.	Konstantinov Maxim Valerievich	Not permitted by the private person	Belonged to the same group as the Issuer	December 11, 2006	-	-
78.	Closed Joint Stock Company Mamakan GES	666911, Irkutsk region, Bodaibo district, Mamakan, Krasnoarmeiskaya st., 15	Belonged to the same group as the Issuer	March 24, 2006	-	-
79.	Closed Joint Stock Company Vitimenergosbyt	Irkutsk region, Bodaibo, Substation	Belonged to the same group as the Issuer	March 24, 2006	-	-
80.	Polyus Investments (Cyprus) Ltd.	Karaiskaki, 38, KANIKA ALEXANDER, 1st floor, Flat/Office, 113 CD P.C. 3737, Limassol, Cyprus	Belonged to the same group as the Issuer	April 18, 2006	-	-
81.	Limited Liability Company GRK Bargold	107082, Moscow, Bolshaya Pochtovaya st., 26B-2	Belonged to the same group as the Issuer	October 11, 2006	-	-
82.	Limited Liability Company Magadan Geoexploration	686070, Magadan region, Ten'kin district, Matrosov settlement	Belonged to the same group as the Issuer	October 16, 2006	-	-
83.	Limited Liability Company Krasnoyarsk Geoexploration	660075, Krasnoyarsk region, Krasnoyarsk, Krasnoy Gvardii st., 24	Belonged to the same group as the Issuer	October 30, 2006	-	-

II. Changes to the List of Affiliated Persons for the period

from | 3 | 0 | | 0 | 9 | | 2 | 0 | 0 | 6 | **to** | 3 | 1 | | 1 | 2 | | 2 | 0 | 0 | 6 |

1. Change	Date of change	Date of amendment of the List of Affiliated Persons
Change of the affiliated person's stake in the issuer's equity (%), as well as change of the affiliated person's stake in the ordinary shares of the issuer (%).	November 23, 2006	December 31, 2006

Information on the Affiliated Person prior to change:

2	3	4	5	6	7
Rudakov Valery Vladimirovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	0.00593565	0.00593565

Information on the Affiliated Person after the change:

2	3	4	5	6	7
Rudakov Valery Vladimirovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-

2. Change	Date of change	Date of amendment of the List of Affiliated Persons
The affiliated person has been excluded from the Affiliated Persons List.	October 26, 2006	December 31, 2006

Information on the Affiliated Person prior to change:

2	3	4	5	6	7
Bakulev Ivan Leonidovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
Gorbatova Larissa Valerievna	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
Pikhoya German Rudolfovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
Trofimov Evgueni Vasilievich	Not permitted by the private person	Belonged to the same group as the Issuer	June 27, 2006	-	-
Borisanov Artem Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
Sovmen Vladimir Kushukovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
Osenmuk Alexey Markovich	Not permitted by the private person	Belonged to the same group as the Issuer	June 23, 2006	-	-

Information on the Affiliated Person after the change:

2	3	4	5	6	7
These persons are not affiliated with the issuer	-	-	-	-	-

3. Change	Date of change	Date of amendment of the List of Affiliated Persons
The affiliated person has been added to the Affiliated Persons List.	October 26, 2006	December 31, 2006

Information on the Affiliated Person before the change:

2	3	4	5	6	7
These persons were not affiliated with the issuer	-	-	-	-	-

Information on the Affiliated Person after the change:

2	3	4	5	6	7

Plekhanov Anatoly Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Ivanov Alexander Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Korenyuk Mikhail Kondratievich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Tsukurov Igor Igorevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Vasiliev Alexey Mikhailovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Andre Jean-Pier Isaac	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Cherepanov Sergey Petrovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Kochetkov Vladimir Stepanovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Konstantinov Valery Fedorovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Slepnev Nikolay Fedorovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Brodovikov Nikolay Rudolfovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Ryndin Nikolay Anatolievich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Zharkov Yury Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Slepnev Vladimir Fedorovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Rozhnov Alexander Victorovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Egorov Vladimir Georgievich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Hlyzov Vladimir Nikolaevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Polinkin Victor Mikhailovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Evgrafov Nikolay Georgievich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Lonshakov Yury Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Ilyashenko Oleg Nikolaevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Alkatsev Sergey Zaharovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-

Kostomarov Victor Dmitrievich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Kalashnikov Akexey Nikolaevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Strizhov Yury Victorovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Khoroshih Pavel Gavrilovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Zhigacheva Elena Mikhailovna	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Guba Sergey Konstantinovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Khoroshih Timofey Pavlovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Golovanov Valery Nikolaevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26. 2006	-	-
Davidyuk Vasily Ivanovich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Lashin Alexander Nikolaevich	Not permitted by the private person	Belonged to the same group as the Issuer	October 26, 2006	-	-
Konstantinov Maxim Valerievich	Not permitted by the private person	Belonged to the same group as the Issuer	December 11, 2006	-	-
Limited Liability Company GRK Bargold	107082, Moscow, Bolshaya Pochtovaya st., 26B-2	Belonged to the same group as the Issuer	October 11, 2006	-	-
Limited Liability Company Magadan Geoexploration	686070, Magadan region, Ten'kin district, Matrosov settlement	Belonged to the same group as the Issuer	October 16, 2006	-	-
Limited Liability Company Krasnoyarsk Geoexploration	660075, Krasnoyarsk region, Krasnoyarsk, Krasnoy Gvardii st., 24	Belonged to the same group as the Issuer	October 30, 2006	-	-

Exemption number 82-34961
Exhibit 5

Report of OJSC Polyus Gold on Compliance with Corporate Governance Rules Established for the 'B' Listed Companies on the MICEX Stock Exchange (as of December 31, 2006)

#	Description of the Rules of Corporate Governance	Compliance (Complied, partial, not complied)	Notes
1.	The issuer is required to form a Board of Directors elected by cumulative vote.	Complied	1) Minutes of the General Shareholders Meeting OJSC Polyus Gold as of March 13, 2006. 2) Article 2.1. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006.
2.	The issuer's Board is required to have at least 1 independent director meeting the following criteria: - such director is not, and has not been for 3 years before election, an officer or an employee of the issuer; - such director is not an officer of another company where any other officer of the issuer is a member of the Board's personnel and compensations committee; - such director is not a spouse, parent, child or sibling of any officer of the issuer; - such director is not an affiliate of the issuer or its affiliates; - such director is not a party to an arrangement with the issuer under the terms and conditions of which he/she may acquire property (receive cash) amounting to 10 or more percent of the aggregate annual income of such director, save for the compensation payable to him/her as a member of the issuer's Board; - such director is not a representative of the government.	Complied	1) Independent directors are Valery N. Braiko, Lord Gillford, Rodney B. Berens. 2) article 6.2.8. of the Charter approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006 3) article 2.2. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006.
3.	1) The Board is required to create a committee, its sole functions to be evaluation and recommendation of the company auditor, review of the auditor's report, evaluation of efficiency of the internal control procedures and proposal for further development thereof (audit committee) chaired by an independent director. 2) The Audit Committee is comprised of independent directors only, and if this is not possible – of independent and non-executive directors (directors who are not the sole executive body and/or members of the collective executive body of the issuer). 3) The Audit Committee comments to the auditor's report are required to be included into the information package delivered prior to the Annual General Shareholders Meeting of the issuer.	Complied	1) Minutes of the Board of Directors meeting No. 1 as of March 30, 2006. 2) Audit Committee Charter approved by the Board of Directors, minutes No.3 as of April 30, 2006 3) Members of the Audit Committee are: - Rodney B. Berens – Committee Chairman (independent director) - Denis S. Morozov - Member of the Audit Committee (non-executive director) - Ekaterina M. Salnikova - Member of the Audit Committee (non-executive director) 4) article 2.3.1. Audit Committee charter.
4.	The by-laws of the issuer are required to establish the duty of the Board members, members of the collective executive body, the sole executive body, including the management company and its officers, to disclose their holding of the issuer's securities and disposal and/or purchase of the issuer's securities	Complied	Articles 6.8 and 7.7 of the Charter
5.	The Board is required to adopt a regulation on handling of information about the issuer's operations, company securities and transactions therewith which is not in the public domain and disclosure of which may materially affect the market value of the issuer's securities.	Complied	Regulations on Insider Information OJSC Polyus Gold, approved by the Board of Directors, minutes No.1 as of March 30, 2006
6.	The Board is required to adopt procedures of internal control over the issuer's operations which will be monitored for compliance by a subdivision of the issuer and all breaches will be reported to the Audit Committee.	Complied	1) Order of the General Director No.2 as of March 28, 2006. 2) Regulations on the internal control system, approved by the Board of Directors, minutes No.1 as of March 30, 2006.
7.	Notice of the general shareholders meeting is required to be given at least 30 days prior to the date of the meeting unless a longer period is provided for by the legislation.	Complied	Article 5.4 of the Company's Charter.
8.	The stock company has committed not to waive the obligation of the purchaser of 30 or more percent of ordinary shares in the capital of the company to make an offer to the shareholders to sell their ordinary shares in the company (equity securities convertible into ordinary shares).	Complied	The Company's Charter does not contain such provision.

General Director **Evgueni I. Ivanov**

Report of OJSC Polyus Gold on Compliance with Corporate Governance Rules Established for the 'B' Listed Companies on the Russian Trading System Stock Exchange (as of December 31, 2006)

#	Description of the Rules of Corporate Governance	Compliance (Complied, partial, not complied)	Notes
1.	The issuer is required to form a Board of Directors elected by cumulative vote.	Complied	1) Minutes of the General Shareholders Meeting OJSC Polyus Gold as of March 13, 2006. 2) Article 2.1. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006.
2.	The issuer's Board is required to have at least 1 independent director meeting the following criteria: - such director is not, and has not been for 3 years before election, an officer or an employee of the issuer; - such director is not an officer of another company where any other officer of the issuer is a member of the Board's personnel and compensations committee; - such director is not a spouse, parent, child or sibling of any officer of the issuer; - such director is not an affiliate of the issuer or its affiliates; - such director is not a party to an arrangement with the issuer under the terms and conditions of which he/she may acquire property (receive cash) amounting to 10 or more percent of the aggregate annual income of such director, save for the compensation payable to him/her as a member of the issuer's Board; - such director is not a representative of the government.	Complied	1) Independent directors are Valery N. Braiko, Lord Gillford, Rodney B. Berens. 2) article 6.2.8. of the Charter approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006 3) article 2.2. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006.
3.	1) The Board is required to create a committee, its sole functions to be evaluation and recommendation of the company auditor, review of the auditor's report, evaluation of efficiency of the internal control procedures and proposal for further development thereof (audit committee) chaired by an independent director. 2) The Audit Committee is comprised of independent directors only, and if this is not possible – of independent and non-executive directors (directors who are not the sole executive body and/or members of the collective executive body of the issuer). 3) The Audit Committee comments to the auditor's report are required to be included into the information package delivered prior to the Annual General Shareholders Meeting of the issuer.	Complied	1) Minutes of the Board of Directors meeting No. 1 as of March 30, 2006. 2) Audit Committee Charter approved by the Board of Directors, minutes No.3 as of April 30, 2006 3) Members of the Audit Committee are: - Rodney B. Berens – Committee Chairman (independent director) - Denis S. Morozov - Member of the Audit Committee (non-executive director) - Ekaterina M. Salnikova - Member of the Audit Committee (non-executive director) 4) article 2.3.1. Audit Committee charter.
4.	The by-laws of the issuer are required to establish the duty of the Board members, members of the collective executive body, the sole executive body, including the management company and its officers, to disclose their holding of the issuer's securities and disposal and/or purchase of the issuer's securities	Complied	Articles 6.8 and 7.7 of the Charter
5.	The Board is required to adopt a regulation on handling of information about the issuer's operations, company securities and transactions therewith which is not in the public domain and disclosure of which may materially affect the market value of the issuer's securities.	Complied	Regulations on Insider Information OJSC Polyus Gold, approved by the Board of Directors, minutes No.1 as of March 30, 2006
6.	The Board is required to adopt procedures of internal control over the issuer's operations which will be monitored for compliance by a subdivision of the issuer and all breaches will be reported to the Audit Committee.	Complied	1) Order of the General Director No.2 as of March 28, 2006. 2) Regulations on the internal control system, approved by the Board of Directors, minutes No.1 as of March 30, 2006.
7.	Notice of the general shareholders meeting is required to be given at least 30 days prior to the date of the meeting unless a longer period is provided for by the legislation.	Complied	Article 5.4 of the Company's Charter.
8.	The stock company has committed not to waive the obligation of the purchaser of 30 or more percent of ordinary shares in the capital of the company to make an offer to the shareholders to sell their ordinary shares in the company (equity securities convertible into ordinary shares).	Complied	The Company's Charter does not contain such provision.

General Director **Evgueni I. Ivanov**

Exemption number 82-34961
Exhibit 2

REPORT ON MATERIAL FACT
INFORMATION ON THE REASONS BEHIND THE MORE THAN 10% CHANGE IN NET PROFIT

1. **General Information.**
1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.
1.2. Issuer's short proprietary name: OJSC Polyus Gold.
1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1
1.4. State Registration Number (OGRN): 1068400002990
1.5. Taxpayer's Identification Number (TIN): 7703389295
1.6. Issuer's unique code assigned by registration authority: 55192-E
1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***
1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.
1.9 Code of the material fact: 0355192E25102006

2. **Material Fact.**
2.1. The reasons behind the more than 10% change in Net Profit of the issuer: The Net Profit growth in the 3rd quarter results from the interest income earned from bank deposits and asset management.
2.2. The date of the fact: October 25, 2006.
2.3. Net Income for the 2Q2006: 67,127 thousand Rubles.
2.4. Net income for the 3Q2006: 197,280 thousand Rubles.
2.5. The absolute and proportion change of the Net Income: 130,153 thousand Rubles (194%)

3. **Signature.**
3.1. General Director ____________ Evgueni I. Ivanov
3.2. Date: October 31, 2006.
3.3. Chief Accountant ____________ Dmitry A. Steschenko
3.4. Date: October 31, 2006.

REPORT ON MATERIAL FACT
"APPEARANCE IN THE REGISTER OF THE SHAREHOLDER OWNING NOT LESS THAN FIFTEEN PERCENT OF ORDINARY SHARES OF THE ISSUER"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 15-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. **Material Information.**

- Shareholder's full proprietary name: BRISTACO HOLDINGS CO. LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 12.024%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 19,999%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: October 31, 2006.
- The date when the incoming shares entry belonged to the shareholder named above appeared in the register: October 30, 2006.

- Shareholder's full proprietary name: LOVENCO HOLDINGS CO.LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 12.024%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 19.999%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: October 31, 2006.
- The date when the incoming shares entry belonged to the shareholder named above appeared in the register: October 30, 2006.

3. **Signature.**

3.1. General Director OJSC Polyus Gold ____________ Evgueni I. Ivanov

3.2. Date: October 31, 2006.

Exemption number 82-34961
Exhibit 9

REPORT ON MATERIAL FACT
"DISAPPEARANCE FROM THE REGISTER OF THE SHAREHOLDER OWNING NOT LESS THAN FIVE PERCENT OF ORDINARY SHARES OF THE ISSUER"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 15-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. **Material Information.**

- Shareholder's full proprietary name: Closed Joint Stock Company KM Invest.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 7.3966%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 0.0%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: November 03, 2006.
- The date when the outcoming shares entry belonged to the shareholder named above appeared in the register: November 02, 2006.

3. **Signature.**

3.1. General Director OJSC Polyus Gold ____________ Evgueni I. Ivanov

3.2. Date: November 03, 2006.

REPORT ON MATERIAL FACT
"APPEARANCE IN THE REGISTER OF THE SHAREHOLDER OWNING NOT LESS THAN FIVE OR FIFTEEN PERCENT OF ORDINARY SHARES OF THE ISSUER"

1. General Information.

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 15-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. Material Information.

- Shareholder's full proprietary name: BRISTACO HOLDINGS CO. LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 16.3017%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 14,396%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: November 13, 2006.
- The date when the incoming shares entry belonged to the shareholder named above appeared in the register: November 10, 2006.

- Shareholder's full proprietary name: LOVENCO HOLDINGS CO.LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 16.3017%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 14.396%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: November 13, 2006.
- The date when the incoming shares entry belonged to the shareholder named above appeared in the register: November 10, 2006.

- Shareholder's full proprietary name: Jenington International Inc.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 0%
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 5.787%
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: November 13, 2006.
- The date when the incoming shares entry belonged to the shareholder named above appeared in the register: November 10, 2006.

3. Signature.

3.1. General Director OJSC Polyus Gold ____________ Evgueni I. Ivanov

3.2. Date: November 13, 2006.

Exemption number 82-34961
Exhibit 11

REPORT ON MATERIAL FACT
"APPEARANCE IN THE REGISTER OF THE SHAREHOLDER OWNING NOT LESS THAN FIFTEEN PERCENT OF ORDINARY SHARES OF THE ISSUER"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.
1.2. Issuer's short proprietary name: OJSC Polyus Gold.
1.3. Location: 123104, Moscow, Tverskoy Boulevard, 15-1
1.4. State Registration Number (OGRN): 1068400002990
1.5. Taxpayer's Identification Number (TIN): 7703389295
1.6. Issuer's unique code assigned by registration authority: 55192-E
1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***
1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. **Material Information.**

- Shareholder's full proprietary name: BRISTACO HOLDINGS CO. LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 14,396%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 18.0943%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: November 17, 2006.
- The date when the incoming shares entry belonged to the shareholder named above appeared in the register: November 16, 2006.

- Shareholder's full proprietary name: LOVENCO HOLDINGS CO.LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 14.396%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 18.0943%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: November 17, 2006.
- The date when the incoming shares entry belonged to the shareholder named above appeared in the register: November 16, 2006.

3. **Signature.**

3.1. General Director OJSC Polyus Gold ____________ Evgueni I. Ivanov
3.2. Date: November 17, 2006.

Exemption number 82-34961
Exhibit 12

REPORT ON MATERIAL FACT
"APPEARANCE IN THE REGISTER OF THE SHAREHOLDER OWNING NOT LESS THAN FIFTEEN PERCENT OF ORDINARY SHARES OF THE ISSUER"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.
1.2. Issuer's short proprietary name: OJSC Polyus Gold.
1.3. Location: 123104, Moscow, Tverskoy Boulevard, 15-1
1.4. State Registration Number (OGRN): 1068400002990
1.5. Taxpayer's Identification Number (TIN): 7703389295
1.6. Issuer's unique code assigned by registration authority: 55192-E
1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***
1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. **Material Information.**

- Shareholder's full proprietary name: BRISTACO HOLDINGS CO. LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 18.0943%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 13.0446%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: November 22, 2006.
- The date when the incoming shares entry belonged to the shareholder named above appeared in the register: November 21, 2006.

- Shareholder's full proprietary name: LOVENCO HOLDINGS CO.LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 18.0943%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 13.0446%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: November 22, 2006.
- The date when the incoming shares entry belonged to the shareholder named above appeared in the register: November 21, 2006.

3. **Signature.**

3.1. General Director OJSC Polyus Gold ____________ Evgueni I. Ivanov
3.2. Date: November 22, 2006.

Exemption number 82-34961
Exhibit 13

REPORT ON MATERIAL INFORMATION
"CHANGES IN THE NUMBER OF SHARES OF THE ISSUER HOLD BY THE MEMBERS OF THE BOARD OF DIRECTORS OF THE ISSUER"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.
1.2. Issuer's short proprietary name: OJSC Polyus Gold.
1.3. Location: 123104, Moscow, Tverskoy Boulevard, 15-1
1.4. State Registration Number (OGRN): 1068400002990
1.5. Taxpayer's Identification Number (TIN): 7703389295
1.6. Issuer's unique code assigned by registration authority: 55192-E
1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***
1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. **Material Information.**
   - Full name of the person: Valery Vladimirovich Rudakov, member of the Board of Directors OJSC Polyus Gold;
   - Full proprietary name and location of the company where the abovementioned person changed his share of the equity capital: Open Joint Stock Company Polyus Gold (Russian Federation, 123104, Moscow, Tverskoy blvd, 15-1);
   - The person's share of the equity capital prior to changes (if it's a joint stock company – number of shares): 0.00593565% (11,315 ordinary shares);
   - The person's share of the equity capital prior to changes (if it's a joint stock company – number of shares): 0.0% (0 ordinary shares);
   - The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: November 23, 2006.

3. **Signature.**

3.1. General Director OJSC Polyus Gold ____________ Evgueni I. Ivanov
3.2. Date: November 23, 2006.

Exemption number 82-34961
Exhibit 14

REPORT ON MATERIAL INFORMATION
"LISTING ON THE LONDON STOCK EXCHANGE"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.
1.2. Issuer's short proprietary name: OJSC Polyus Gold.
1.3. Location: 123104, Moscow, Tverskoy Boulevard, 15-1
1.4. State Registration Number (OGRN): 1068400002990
1.5. Taxpayer's Identification Number (TIN): 7703389295
1.6. Issuer's unique code assigned by registration authority: 55192-E
1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***
1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. **Material Information.**
   - American Depositary Receipts (ADRs), representing common shares of Polyus Gold, have been admitted to the Official List of the U.K. Listing Authority and to trading on the main market of the London Stock Exchange (LSE).
   - The date: December 18, 2006

3. **Signature.**

3.1. General Director OJSC Polyus Gold ____________ Evgueni I. Ivanov
3.2. Date: December 18, 2006.

Exemption number 82-34961
Exhibit 15

For immediate release
Moscow, November 10, 2006

Polyus's shares are included in the MICEX index.

November 10, 2006, - OJSC Polyus Gold, Russia's leading gold producer, today announced the inclusion of the company's shares in the MICEX index, effective today. The MICEX index is a capitalization-weighted index of most liquid stocks of Russian issuers listed on the Moscow Interbank Currency Exchange. As at today, Polyus Gold has a weighting of 3.45% in the index.

"I am pleased that Polyus Gold's shares have already reached a sufficient level of liquidity to result in their inclusion in such stock indices as FTSE, MSCI, RTS. The inclusion in the MICEX index, once more, demonstrates the recognition of Polyus Gold by the Russian stock market" – the company's CEO Evgueni Ivanov said, commenting on the event.

Polyus Gold shares are listed on RTS and MICEX in Russia and also traded on the OTC market in the US and Europe in Level 1 ADR form.

The MICEX Index has been calculated since 22 September 1997 and is based on a modern system of index management, which includes an Index Committee to determine the principles of including securities into the index calculation based on expert evaluations. The MICEX Index is calculated in real-time when any new transaction in shares from the index is carried out.

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

MSCI Emerging Markets index is constructed by a leading provider of equity, fixed income and hedge fund indices MSCI Barra (a division of Morgan Stanley) and serves as a performance benchmark and research tool for investors into emerging markets. The weight of a stock in the index is based on the company's market capitalization and the volume of its free float.

FTSE is an independent company owned by The Financial Times and the London Stock Exchange. The FTSE Gold Mines Index Series is designed to reflect the performance of the worldwide market in the shares of companies whose principal activity is the mining of gold. The index series encompasses all gold mining companies that have

a sustainable and attributable gold production of at least 300,000 ounces a year, and that derive 75% or more of their revenue from mined gold.

The RTS Index (Index symbol – RTSI) is an official RTS Stock Exchange publication. The RTS Index's calculation is based on 50 most liquid and capitalized stocks picked by the RTS Information Committee experts.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com

POLYUS

Exemption number 82-34961
Exhibit 16

For immediate release
Moscow, November 20, 2006

Polyus Gold Enters Agreement with Orphans Help Center Charity Fund of the Russian Chamber of Commerce and Industry.

On Friday, November 17 Evgueni Ivanov, CEO of Polyus Gold, and Evgueni Primakov, President of the Russian Chamber of Commerce and Industry, signed a long term charity agreement between OJSC Polyus Gold and Orphans Help Center Charity Fund, established by the Chamber.

OJSC Polyus Gold will be a regular contributor to Orphans Help Center Charity Fund for the next 3 years and will donate 5 000 000 rubles annually. Thus Polyus Gold became one of the few regular partners and the most generous donors of the Fund.

These donations are aimed to help orphanages and other orphan institutions in Krasnoyarsk, Irkutsk, and Magadan regions, and in Sakha (Yakutia) Republic where Polyus Gold operates. Special attention in this project will be devoted to creating sports facilities for orphans. Some of the money donated will be directed to orphanages in other regions of Russia.

Commenting on this event CEO of Polyus Gold Evgueni Ivanov said: «This partnership with Orphans Help Center Charity Fund is a unique opportunity for us to reach orphanages in any region of Russia, to know and meet their needs. Our action, I believe, will both improve everyday life conditions for orphans, and help them develop strong characters through sports».

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

Orphans Help Center Charity Fund was established by the Russian Chamber of Commerce and Industry in March 2002. President of the Chamber Evgueni Primakov became also President of the Fund.

First agreement between Polyus Gold and Orphans Help Center Charity Fund was signed in 2005 for 5 500 000 rubles. These donation was used to supply sports equipment an other goods, even including kitchens and washing rooms, to 17 orphanages in Krasnoyarsk, Irkutsk, and Magadan regions.

For further information please contact

Denis Davydov
Head of Investor and Public Relations
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

POLYUS

Exemption number 82-34961
Exhibit 17

For immediate release
Moscow, November 20, 2006

Polyus Gold announces acquisition of exploration and mining license for Apsakan area in Amur region.

Moscow, November 20, - OJSC Polyus Gold, Russia's leading gold producer, today announced the acquisition of geological exploration and mining license for Apsakan prospecting area in Amur region. The license was acquired by ZAO Polyus, a subsidiary of OJSC Polyus Gold, through an auction that took place on November 17th, 2006. The price paid through the auction for the license amounted to 6.3 million rubles (approx. US$237 000).

Apsakan prospecting area (242 square km) is a South-East section of Apsakan ore field and is attached to Bamskoye (including Nevachanskaya field) license area, acquired by Polyus through an auction in February 2005.

Prospecting works had been carried out at Apsakan area in 1977 – 1999. During that period over 20 mineralized zones had been discovered. The mineralization is a combination of quartz veinlet- stockwork zones and veins, and metasomatically modified rocks with gold-silver mineralization. According to experts' assessments, Apsakan area's predicted resources (Russian classification) amount to: P1 – 7.3 tonnes, P2 – 3 tonnes, P3 – 158 tonnes.

The exploration works to be carried out at Apsakan area by Polyus in 2007 – 2010 are expected to result in discovery of substantial gold reserves. The investments into the project will amount to approx. 200 million rubles (about US$7,5 million).

Commenting on the acquisition, Evgueni Ivanov, CEO of Polyus Gold said: "Extensive geological exploration works as well as acquisition of new exploration licenses in Russia are on the list of our top priorities. We see a great potential in Amur region in terms of its contribution into the growth of the company's mineral resources base, and our expertise and experience in the geological exploration in the region, as well as the synergy potential will guarantee our success".

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 18

For immediate release
Moscow, November 21, 2006

Polyus Gold announces acquisition of exploration and mining license for Pinigin deposit in the Republic of Sakha (Yakutia).

OJSC Polyus Gold, Russia's leading gold producer, today announced that its subsidiary OJSC Aldanzoloto GRK acquired a license on exploration and mining at Pinigin deposit in the Republic of Sakha (Yakutia). The acquired license area is 6.87 square km. The price of the acquisition amounted to 25.2 million rubles (US$0.95 million).

Pinigin deposit is located in the South-Yakutsk mining area, between local towns Nerungri and Aldan. The deposit was discovered following exploration works carried out in 2000- 2003.

As of today the deposit's reserves (Russian classification) both for open pit and underground mining are listed on the balance of the Republic and amount to 17.7 tonnes (C2 category); P1 and P2 resources amount to 3.4 tonnes and 23 tonnes respectively.

In 2007-2010 Polyus is planning to carry out exploration works at the deposit, which will require some 320 million rubles (about US$11.6 million) of investments.

According to Polyus Gold CEO Evgueni Ivanov, "the Republic of Sakha (Yakutia), being one of the richest gold mining regions of Russia, is one of the natural expansion areas for Polyus Gold, and we aim to increase our mineral resources base there through acquisition of new exploration licenses. The existing production facilities of Kuranakh mine in Aldan will serve a base for exploration works as well as for further mining and processing of the discovered ores".

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 15

For immediate release
Moscow, November 29, 2006

Polyus Gold wins "Company of the Year" National Award as the best Russian metallurgical company.

OJSC Polyus Gold, Russia's leading gold producer, announced today that it was honored as the best Russian metallurgical company with "Company of the Year" National Award established by RBC (RosBusinessConsulting) news agency.

OJSC Polyus Gold wins "Company of the Year" National Award in respect of the progress made by the Company in 2006: listing of OJSC Polyus Gold shares at domestic exchanges, RTS and MICEX, its vast exploration and production development programme. By the end of 2006 the Company's market cap has reached US$9 billion; also in the year of 2006 Polyus Gold more than doubled its gold reserves due to the geological exploration and the acquisition of the new properties.

Commenting on the achievements, OJSC CEO Evgueni Ivanov said: "For more than 20 years we've been leading Russian top gold producers, building largest mills and making new geological discoveries. All the progress made by Polyus Gold resulted from outstanding efforts of thousands of our employees. "Company of the Year" National Award is the best evidence of their great job done in 2006".

"Company of the Year" National Award was established in 1999. The Award's Advisory Board consists of the prominent Russian politicians, economists, businessmen, investment analysts and media reporters. The Award is supported by the Russian Ministry of Trade and Economical Development as well as by the Russian Chamber of Commerce and Industry.

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 20

This document is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which has been published in accordance with the Prospectus Directive.

For immediate release
Moscow, December 18, 2006

Polyus Gold lists on London Stock Exchange.

Moscow, 18 December 2006 – OJSC Polyus Gold ('Polyus Gold'), Russia's leading gold producer, announced today that its American Depositary Receipts (ADRs), representing common shares of Polyus Gold, have been admitted to the Official List of the U.K. Listing Authority and to trading on the main market of the London Stock Exchange (LSE). Polyus Gold's ADRs will be traded on the LSE under code "PLZL".

No additional shares or ADRs of Polyus Gold were issued or offered in connection with the admission to listing and trading. The listing did not involve capital raising. Debevoise & Plimpton LLP acted as legal advisor to Polyus Gold in connection with the listing.

The shares of Polyus Gold are listed on the RTS Stock Exchange (code: PLZL) and the MICEX Stock Exchange (code: PLZL) in Moscow, Russia. Polyus Gold also has a Level 1 ADR program, with its ADRs trading in the over-the-counter (OTC) market in the United States.

Evgueni Ivanov, Chief Executive Officer of Polyus Gold, said:

"The year 2006 has been an important period of dynamic change for Polyus. Not only did we complete our spin-off from Norilsk Nickel, but also our shares were listed in Russia and a Level 1 ADR program was established with the ADRs trading on the OTC market and now listed on the main market of the LSE. Listing on the LSE opened up the exciting opportunity that our leading position in the Russian gold industry represents to investors from around the world and will facilitate wider ownership of Polyus shares among international institutional investors.

We also welcome the greater transparency that the London Stock Exchange listing requires of our business, and are proud of the fact that we are the first Russian gold mining company to file an Independent Expert's Report, an independent valuation of our properties, reserves and resources, prepared by Micon International".

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia in terms of production volume and reserves and one of the world's leading gold producers. The group's asset portfolio includes hard rock and alluvial gold deposits located in the Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1,038 k oz of gold in 2005.

For further information please contact

Denis Davydov, Head of Investor and Public Relations, Polyus Gold
Tel.: +7 (495) 641 33 65, E-mail: pr@polyusgold.com

* * *

This announcement is only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, (i) Qualified Investors who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) Qualified Investors to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

Neither the common shares of Polyus Gold or the ADRs have been, nor will be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold within the United States, absent registration or an exemption from registration.

POLYUS

Exemption number 82-34961
Exhibit 21

For immediate release.
Moscow, December 21, 2006

OJSC Polyus Gold announces 100% consolidation of SVMC, the Nezhdaninskoye deposit license holder.

Moscow, December 21, 2006 – OJSC Polyus Gold, Russia's leading gold producer, today announces that it has completed the consolidation of 100% shares of OJSC South-Verkhoyansk Mining Company ("SVMC") which is a holder of the license for Nezhdaninskoye gold deposit located in the Republic of Sakha (Yakutia).

The 100% consolidation of SVMC by Polyus Group (OJSC Polyus Gold and its subsidiaries) resulted from the acquisition of a 50% stake in SVMC from Interros Holding Company. The acquisition of the stake was approved by the Polyus Gold's Board of Directors on its meeting held on November 7, 2006.

Nezhdaninskoye deposit is currently undergoing extensive exploration, especially in the central and northern areas. These exploration works are expected to provide substantial growth in gold reserves. The results of the exploration will become the basis for developing Nezhdaninskoye scoping study to be completed in 2007 by Russian "VNIPIPromtechnologii" engineering company which was chosen as a general contractor for the study.

Commenting on the event, Polyus Gold's CEO Evgueni Ivanov said: "The consolidation of SVMC goes in line with Polyus Gold's long-term strategy, aimed at increasing our mineral resources base and developing prospective gold deposits in the Russian Federation". Mr. Ivanov also added that "Nezhdaninskoye deposit has strong geological potential and Polyus Gold has unique technologies applied which may provide positive results in developing the deposit and extracting gold out of its refractory ores".

Note for editors

Polyus acquired first 50% of OJSC SVMC in September 2005, as part of a larger transaction to acquire mining assets located in Sakha Republic (Yakutia) from Alrosa Investment Group.

Nezhdaninskoye deposit is one of the largest gold deposit in Russia. According to Russian classification Nezhdaninskoye reserves amount to 220 tonnes (7.1 m oz) of B+C1 categories and its resources amount to 690 tonnes (22.2 m oz) of C2+P1 categories.

OJSC Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced over 1 million ounces of gold in 2005.

For further information please contact

Denis Davydov
Head of Investor and Public Relations
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

POLYUS

Exemption number 82-34961
Exhibit 22

For immediate release
Moscow, January 16, 2007

OJSC Polyus Gold signs agreement with MGIMO to conduct a research on gold price forecasting.

OJSC Polyus Gold, Russia's leading gold producer, and Moscow State Institute of International Relations (MGIMO) of the Ministry of Foreign Affairs of Russia today announced the agreement to carry out a research on long-term forecasting of gold prices.

According to the agreement, MGIMO will study gold price forecasts for the period 1970 – 2005 made by various institutions and compare them with actual gold prices for the respective periods; the most accurate forecasts will be selected and the methods applied will be analyzed. On the basis of the research results, MGIMO will suggest further steps to develop long term forecasting methodologies.

Polyus Gold CEO Evgueni Ivanov said he is very pleased about cooperation with MGIMO, one of the most respected think tanks and universities in Russia. According to Mr. Ivanov, "the research will be prepared in course of implementation of Polyus Gold's long-term strategic development plan approved by the Board, so the highly qualified analysis of gold prices would be demanded as a key element of decision making process".

Notes for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced over 1 million ounces of gold in 2005.

Moscow State Institute of International Relations (MGIMO) of the Ministry of Foreign Affairs of Russia is one of the most prestigious academies in Russia. Its alumni form Russia's intellectual, business and political elite.

For further information please contact

Denis Davydov
Head of Investor and Public Relations
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

POLYUS

Exemption number 82-34961
Exhibit 23

For immediate release
Moscow, January 22, 2007

Reserves of Natalka deposit in Magadan region have been confirmed by the State Reserves Committee in the amount of 1500 tonnes of gold

OJSC Polyus Gold (RTS, MICEX, LSE: PLZL), Russia's leading gold producer, today announced that the State Reserves Committee (GKZ Rosnedra) of the Ministry of Natural Resources of the Russian Federation had completed its expertise of the scoping study for Natalka deposit in Magadan region. The license holder for Natalka deposit is OJSC Matrosov Mine, a subsidiary of Polyus Gold.

The expertise resulted in the state listing of 1500.8 tonnes (48 m oz) of gold in Russian B+C1+C2 categories in pit outline at the average grade 1.7 g/t, including 1282.9 tonnes (41,2 m oz) of B+C1. In addition to this, the state expertise confirmed 335.3 tonnes (11 m oz) as off-balance reserves outside the pit outline.

The scoping study is based on the open pit mining. According to Polyus Gold Strategy, approved by the Board in September last year, the investments into the projects will amount up to US$1.5 billion. The production of gold at Natalka is scheduled to commence in 2012. The annual gold production will amount to approx. 30 tonnes (1 m oz), on reaching full project capacity.

Commenting on the event, Polyus Gold CEO Evgueni Ivanov said: "The state listing of Natalka reserves signifies emergence of a new gigantic gold deposit in Russia, and one of the largest deposits in the world. The discovery of Polyus' geologists is a major step forward for the gold mining industry of Magadan region, and a boost for economic development of the Russian Far East".

Natalka deposit is located in Tenkinsky district of Magadan region, in the Omchak river basin, 450 km. to the North-West from Magadan. The deposit was discovered in 1944. In 1945, underground mining started at the deposit; 93.2 tonnes (3 mln oz) of gold had been mined from Natalka deposit during those years. The mining was stopped in May 2004 as the production was not viable anymore. Large-scale exploration programme was launched in 2004, aimed at additional exploration of the deposit's flanks and deep levels.

Note for editors:

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced over 1.0 million ounces of gold in 2005.

GKZ Rosnedra (State Reserves Committee) is a governmental body responsible for the state expertise of mineral resources and listing of reserves at the state balance; state listing of reserves means that the scoping study (TEO condicii) of the deposit was considered viable by GKZ.

Polyus Gold is to hold a conference call devoted to the listing of Natalka reserves by GKZ Rosnedra.

The conference call will be held on January 22, 2006, at 17.00 Moscow time (09:00 New-York, 14:00 London)

To join the conference please dial: **(800) 230-1951 (US) and (612) 332-0226 (non-US).**

Replay of the conference will be available at (800) 475-6701 (US) and (320) 365-3844 (non-US), password: 860668, for the duration of one week starting at 20:30 Moscow time (12:30 New-York, 17:30 London) on January 22, 2006.

The conference call web-cast will be available at: www.polyusgold.com in Investor relations/ Presentations & Events section. Password: 860668.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 24

For immediate release
Moscow, February 5, 2007

OJSC Polyus Gold 2006 production results: meeting the targets

OJSC Polyus Gold (RTS, MICEX, LSE – PLZL), Russia's leading gold producer, today announced the production results for the year 2006. The full year gold output showed a 17% year-on-year increase up to 37.8 tonnes (1 215 k oz), compared to 32.4 tonnes (1 038 k oz) in 2005. Increase in output is largely attributable to organic growth at Olimipiada mine in Krasnoyarsk region, along the additional production coming from the Kuranakh mine in the Republic of Sakha (Yakutia), acquired at the end of 2005.

In 2006 Polyus' production units mined 12.7 m tonnes of ore, as compared to 6.7 m tonnes of ore in 2005. The ore processed in 2006 totaled 8.8 m tonnes, compared to 5.7 m tonnes in the previous year. The substantial increase in the ore mined and processed is due to the acquisition of Kuranakh mine as well as to the planed increase in mining of low grade sulfide ores at Olimpiada deposit.

In 2006, Polyus Gold made a major step forward in the area of exploration and reserves growth. Extensive exploration programme at Natalka deposit in Magadan region resulted in the state listing of 1 500 tonnes (48 m oz) of balance reserves (Russian B+C1+C2). That lead to a 70% increase in Polyus Gold's mineral resources base to 3 000 tonnes (B+C1+C2) as at 1 January, 2007, compared to 1 758 tonnes as at 1 January, 2006. During 2006 the company also substantially increased its P&P reserves according to the according to the Joint Ore Reserves Committee (JORC), from 25.1 m oz to 50.8 m oz.

In 2006, the Company continued its extensive exploration programme in all regions of operations. The drilling works totaled 163 700 m, compared to 143 000 m in the previous year.

Polyus Gold forecasts its gold sales in accordance with IFRS for the year 2006 to amount to US$739 million, representing a 56% year on year increase.

Commenting on Polyus Gold's 2006 results the Company's CEO Evgueni Ivanov said: "2006 was an excellent year for the Company. We met all our targets set for the year, and are well-positioned for taking next steps in implementation of Polyus Gold ambitious growth strategy".

Mine-by-mine performance in 2006

Olimpiada Mine

9% year-on-year growth of Olimpiada output in 2006 was a result of the further upgrade of the sulfide ore processing technology, including polishing the proprietary bio-oxidation technology. The launch of Mill-3 in 2007 at Olimpiada mine will add 5 million tonnes of ore to the current sulfide ore processing capacity.

Kuranakh Mine

Kuranakh mine was acquired in September 2005 and was consolidated into Polyus Gold output starting from 4Q 2005. In 2006 the mine made its substantial contribution into the Group's increased gold output. Efforts made in 2006 to optimize the operations of the mine are expected to result in increase of gold output in the coming years.

Zapadnoye Mine

Further upgrades of mining and processing technologies at the mine lead to doubling of the gold output of Zapadnoye mine in Irkutsk region.

Alluvials

The reduction in output at alluvials in Irkutsk region was mainly caused by decrease in prepared alluvial reserves and lower grades of the washed sands as well as worse weather conditions comparing to the previous years. Technological improvements and further exploration at alluvial deposits will provide for stabilization of gold output in the coming years.

Table 1. Ore mining and processing

Mine	Ore mined (k tonnes)*		Ore processed (k tonnes)*	
	2006	2005	2006	2005
Olimpiada Mine, including:	8 035	5 193	4 556.7	4 622.4
Oxide ore	1 646	1 631	1 510.8	1 711.2
Sulfide ore	6 389	3 561	3 045.9	2 911.2
Zapadnoye Mine	789.6	623.4	522.3	374.6
Kuranakh Mine	3 847	842 / 3 416**	3 736.9	688 / 3162**
Total ore	**12 672**	**6 659**	**8 815.9**	**5 685**
Alluvials Sand washing, thousand м3			9 428	10 798

* unless otherwise noted.

** Kuranakh Mine ore mined and processed figures for 2005 are given as of 1) 4Q 2005, when the mine was consolidated by Polyus Gold 2) full year 2005.

Table 2. Gold production

	2006		2005	
	tonnes	k oz	tonnes	k oz
Olimpiada Mine	26.57	854	24.4	783

Zapadnoye Mine	1.00	32	0.5	15
Kuranakh Mine	4.85	156	0.9*	27*
Alluvials	5.34	172	6.6	212
Total gold	**37.8****	**1 215****	**32.4**	**1 038**

*As consolidated by Polyus Gold in 4Q 2005.

**Polyus Gold total output'06 includes some non-material volumes of gold, produced through waists clean-up at the Nezhdaninskoye mine (SVMC), which was shut down in 2005.

Note for editors:

Polyus Gold is the largest gold producer in Russia. The group's asset portfolio includes hard rock and placer gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia.

For further information please contact

Denis Davydov
Head of Investor and Public Relations
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

Exemption number
82-34961
Exhibit 1

POLYUS RECEIVED

OPEN JOINT STOCK COMPANY POLYUS GOLD

Admission to Listing on the Official List
and to Trading on the London Stock Exchange of American Depositary Shares

We are Open Joint Stock Company Polyus Gold, or Polyus Gold, the largest gold producer in Russia.

ADS Listing Application

Applications have been made (i) to the U.K. Financial Services Authority (the "U.K. Listing Authority"), in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "FSMA"), for a listing of up to 190,627,747 American depositary shares ("ADSs"), each representing one common share, with a nominal value of 1 rouble per share (each a "Share" and, collectively, the "Shares"), of Polyus Gold, consisting of 66,719,711 ADSs to be listed on or about 18 December 2006, and up to 123,908,036 additional ADSs to be issued from time to time against the deposit of Shares with The Bank of New York, as Depositary (the "Depositary"), to be admitted to the official list of the U.K. Listing Authority (the "Official List"), and (ii) to the London Stock Exchange plc (the "London Stock Exchange") for such ADSs to be admitted to trading on the London Stock Exchange's EEA Regulated Market (the "Regulated Market"). It is expected that admission of the ADSs to the Official List and to trading on the Regulated Market will become effective and unconditional dealings will commence on 18 December 2006. **All dealings in the ADSs on the Regulated Market prior to the announcement of unconditional dealings will be of no effect if admission does not take place and will be at the sole risk of the parties concerned.** No application is currently intended to be made for the ADSs to be admitted to listing or dealt with on any other exchange, including any U.S. exchange.

This document comprises a prospectus relating to Polyus Gold prepared in accordance with the Prospectus Rules of the U.K. Listing Authority made under section 73A of the FSMA.

The Polyus Gold Shares

Our Shares are listed on the Not-for-profit partnership "Russian Trading System "Stock Exchange" (the "RTS Stock Exchange") and the Closed Joint Stock Company "Moscow Interbank Currency Exchange" (the "MICEX Stock Exchange") in Russia under the symbol "PLZL". The trading price of our Shares on the RTS Stock Exchange and the MICEX Stock Exchange will not necessarily be related to the trading price of the ADSs on the London Stock Exchange.

Risk Factors

Investment in the ADSs involves a high degree of risk. For a discussion of certain risk factors that should be considered in connection with an investment in the ADSs, see "Risk Factors". The ADSs are of a specialist nature and should only be bought and traded by investors who are particularly knowledgeable in investment matters.

Neither our Shares nor the ADSs have been, nor will be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold within the United States, absent registration or an exemption from registration. We do not currently plan to register or make a public offering of our Shares or the ADSs in the United States.

The ADSs

The ADSs are evidenced by American depositary receipts ("ADRs") issued pursuant to the Deposit Agreement, dated 17 May 2006 (the "Deposit Agreement"), among the Company, the Depositary and owners and beneficial owners of the ADSs. See "Description of the American Depositary Shares".

Dated 13 December 2006

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

We accept responsibility for the information contained in this prospectus, and, having taken all reasonable care to ensure that such is the case, the information contained in this prospectus is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import.

Micon International Co. Limited are responsible for their "Independent Expert's Report" contained in Appendix II to this prospectus and, having taken all reasonable care to ensure that such is the case, Micon International Co. Limited declares, to the best of its knowledge, that the information contained in their report is in accordance with the facts and contains no omission likely to affect its import.

In making any investment decision regarding the ADSs, you must rely on your own examination of Polyus Gold, including the merits and risks involved. We have not authorised any other person to provide you with information, other than the information contained herein. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and the information set forth in this prospectus may have changed since that date.

You should not consider any information in this prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the ADSs.

We obtained the market data used in this prospectus under the captions "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Gold Industry" and "Business" from internal surveys, industry sources and currently available public information. The main sources for information on the gold industry were (i) BMO Nesbitt Burns Gold Book; (ii) Gold Fields Mineral Services (GFMS) (iii) Rosstat, the statistical agency of the Russian Federation; and (iv) the Russian Union of Gold Producers, an industry body for the Russian gold mining industry. We also obtained Russian macroeconomic and foreign exchange data from the Central Bank of the Russian Federation (the "CBR"). We accept responsibility for having correctly reproduced information obtained from industry publications or public sources, and, so far as we are aware and have been able to ascertain from information published by those industry publications or public sources, no facts have been omitted which would render the reproduced information inaccurate or misleading. However, you should keep in mind that we have not independently verified information we have obtained from industry and government sources. Certain market share information and other statements in this prospectus regarding the gold industry and our position relative to our competitors are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect our best estimates based upon information obtained from trade and business organisations and associations and other contacts within the gold industry. This information from our internal estimates and surveys has not been verified by any independent sources.

No contents of any of our websites form any part of this prospectus.

This prospectus does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any ADSs. This prospectus is not for publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan, South Africa or any jurisdiction in which the same would be unlawful. This prospectus is for information purposes only and does not constitute an offer or invitation to acquire or dispose of ADSs in the United States or any jurisdiction in which the same would be unlawful. Neither our Shares nor the ADSs have been nor will be registered under the Securities Act, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of ADSs in the United States, the United Kingdom or elsewhere. The distribution of this prospectus may be restricted by law in certain jurisdictions. Persons into whose possession this prospectus comes are required by Polyus Gold to inform themselves about, and to observe, any such restrictions. No action has been taken by Polyus Gold that would permit an offering of the ADSs or the possession or distribution of this prospectus or any other offering or publicity material relating to the ADSs in any jurisdiction where action for that purpose is required.

The ADSs have not been approved or disapproved by the U.S. Securities and Exchange Commission ("SEC"), any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO U.K. AND EEA INVESTORS

This prospectus is being made available only to persons in member states of the European Economic Area ("EEA"), who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this prospectus is being made available only to Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, or (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This prospectus must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, by persons who are not Qualified Investors. The ADSs are only available to, and any investment or investment activity to which this prospectus relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

GENERAL INFORMATION

In this prospectus, references to "Polyus Gold", the "Company", "we", "us" and "our" are, for all periods on or after our spin-off from Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel ("Norilsk Nickel") described elsewhere in this prospectus, to Open Joint Stock Company Polyus Gold and, for all periods prior to the spin-off, to Closed Joint Stock Company Gold Mining Company Polyus ("CJSC Polyus"), and, unless the context requires otherwise, include their respective consolidated subsidiaries (together, the "Group"). References to "Russia" are to the Russian Federation. References to "U.S." or the "United States" are to the United States of America. References to "U.K." or the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

CURRENCIES AND EXCHANGE RATES

In this prospectus, references to "U.S. dollars", "USD" or "$" are to the currency of the United States and references to "roubles" or "RUR" are to the currency of the Russian Federation.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the rouble and the U.S. dollar, based on the official exchange rate quoted by the CBR. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this prospectus.

	Roubles per U.S. dollar			
For each year from 1 January 2001 to 31 December 2005 and for the six months ended 30 June 2006	*High*	*Low*	*Average*(1)	*Period end*
2001	30.30	28.16	29.17	30.14
2002	31.86	30.14	31.36	31.78
2003	31.89	29.25	30.69	29.45
2004	29.45	27.75	28.82	27.75
2005	28.99	27.46	28.29	28.78
Six months ended 30 June 2006	28.48	26.71	27.68	27.08

(1) The average of the exchange rates on each day of each full month during the relevant period. The average for the six months ended 30 June 2006 is based on our calculation of the average of the rates quoted by the CBR in that period.

For each month from July 2006 to December 2006	Roubles per U.S. dollar High	Low
July 2006	27.06	26.84
August 2006	26.84	26.67
September 2006	26.80	26.64
October 2006	26.97	26.73
November 2006	26.78	26.31
December 2006 (up to 12 December)	26.31	26.18

The exchange rate between the rouble and the U.S. dollar on 12 December 2006 was RUR 26.30 per $1.00.

No representation is made that the rouble or U.S. dollar amounts in this prospectus could have been converted into U.S. dollars or roubles, as the case may be, at any particular rate or at all. A market exists within Russia for the conversion of roubles into other currencies, but the limited availability of other currencies may tend to inflate their values relative to the rouble.

Certain amounts that appear in this prospectus have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

LIMITATION ON ENFORCEMENT OF CIVIL LIABILITIES

Judgments rendered by a court in any jurisdiction outside the Russian Federation will generally be recognised by courts in the Russian Federation only if an international treaty providing for recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. There is no treaty between either the United Kingdom or the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters, and no relevant federal law on enforcement of foreign court judgments has been adopted in the Russian Federation.

The Deposit Agreement provides for actions brought against us by any party to that agreement to be settled by arbitration in London, England, in accordance with the rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including:

- the inexperience of Russian courts in international commercial transactions;
- official and unofficial political resistance to enforcement of awards against Russian companies in favour of foreign investors; and
- the Russian courts' inability or unwillingness to enforce such orders.

Most of our directors and all members of our senior management named in this prospectus reside outside the United Kingdom and the United States. All or a substantial portion of those directors' and officers' assets are located outside the United Kingdom and the United States, principally in the Russian Federation. As a result, it may not be possible for you to:

- effect service of process within the United Kingdom or the United States upon most of our directors and any members of our senior management named in this prospectus; or
- enforce, in the United Kingdom or the United States, court judgments obtained in courts of the United Kingdom or the United States, as the case may be, against us or most of our directors and any members of our senior management named in this prospectus in any action, including actions under the civil liability provisions of federal securities laws of the United States.

In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United Kingdom or the United States, liabilities predicated upon U.K. or U.S. securities laws.

For a further description of the risks relating to your ability to enforce court judgments against us or any of our directors and senior management, see "Risk Factors – Risks Relating to the ADSs and the Trading Market – You may have limited recourse against us and our directors and senior management because we generally conduct our operations outside the United Kingdom and the United States and most of our current directors and all senior management reside outside the United Kingdom and the United States".

FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" which relate to, without limitation, our plans, objectives, goals, strategies, future operations and performance, and anticipated developments in the gold mining industry and the Russian and global economies. In addition, we may make forward-looking statements in future filings with the U.K. Listing Authority, Russian or other securities authorities or in written materials, press releases and oral statements issued by or on behalf of them. These forward-looking statements are characterised by words such as "anticipate", "estimate", "expect", "believe", "intend", "plan", "predict", "project", "may", "will", "should" and similar expressions, but these expressions are not the exclusive means of identifying such statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause circumstances or our actual results, performance or achievements to be materially different from any future circumstances, results, performance or achievements expressed or implied by such statements. Such forward-looking statements are inherently based on numerous assumptions regarding, among other things:

- changes in the political, social, legal or economic conditions in Russia;
- the effects of, and changes in, the policies of the government of Russia, changes in the President and his administration, the Prime Minister, the Government and the relevant ministries and state agencies;
- the effects of Russian and international political events;
- changes in the international and domestic prices of our products;
- changes in our operating costs, including the costs of energy, transportation and labour;
- changes in our ability to fund our future operations and capital needs through borrowing or otherwise;
- changes in our ability to successfully implement any of our business or financing strategies;
- changes in our ability to integrate our businesses, including recently acquired businesses, and to realise anticipated cost savings and operational benefits from such integration;
- changes in our ability to form strategic alliances or to implement acquisition expansion or divestiture plans including their ability to benefit from related cost savings synergies;
- our ability to obtain or extend the terms of the licences necessary for our business;
- the effects of regulatory and fiscal developments and legal proceedings;
- developments in, or changes to, the laws, regulations and governmental policies governing our businesses, including changes impacting environmental liabilities;
- inflation, interest rate and exchange rate fluctuations; and
- our success in identifying other risks to our businesses and managing the risks of the aforementioned factors.

This list of important factors is not exhaustive. When relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which we operate. Such forward-looking statements speak only as of the date on which they are made. Accordingly, we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise, other than as required by applicable laws or under the Prospectus Rules or the Listing Rules of the U.K. Listing Authority. We do not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

TABLE OF CONTENTS

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SUMMARY

This summary must be read as an introduction to this prospectus and any decision to invest in the ADSs should be based on a consideration of the prospectus as a whole. Following the implementation of the relevant provisions of the Prospectus Directive in each member state of the EEA, no civil liability will attach to us in any such member state solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus. Where a claim relating to the information contained in this prospectus is brought before a court in a member state of the EEA, the plaintiff may, under the national legislation of the member state where the claim is brought, be required to bear the costs of translating the prospectus before the legal proceedings are initiated.

You should carefully consider the information set forth under the headings "Risk Factors" and "Forward-Looking Statements".

Our Business

We are the largest gold producer in Russia in terms of production volume, according to the Russian Union of Gold Producers, and one of the world's leading gold producers. We develop and mine hard rock gold and alluvial gold deposits, with operations in five regions in Russia. We produced 1,038,000 troy ounces of gold, or about 19% of total Russian gold production, in 2005. The mine life of our mineral resource base is estimated to amount to approximately 25-30 years of hard rock gold and approximately 10 years of alluvial gold. As of and for the year ended 31 December 2005, we had total sales of $473.2 million and operating profit of $119.0 million ($297.3 million and $92.9 million, respectively, in the six months ended 30 June 2006), and total assets of $3.6 billion and shareholders' equity of $3.1 billion ($4.4 billion and $3.9 billion, respectively, as of 30 June 2006).

Our gold mining assets include the Olympiada gold ore deposit, which is one of the largest gold deposits in Russia. Our major assets are:

- In the Krasnoyarsk region – the large Olympiada deposit as well as Blagodatnoye, Titimukhta, Tyrada, Olenye, Razdolinsky, Zyryanovsky, Kvartsevaya Gora and Panimba fields;
- In the Irkutsk region – Zapadnoye, Verninskoye, Pervenets, Chertovo Koryto and Mukodek goldfields as well as 115 alluvial deposits;
- In the Magadan region – the large Natalka deposit, the smaller Degdekan, Vostochnoye and Omchak fields and the recently acquired Chai-Yuriinskaya field;
- In the Republic of Sakha (Yakutia) – the Kuranakh ore body, Kyutchus field and Pinigin field (for which issuance of the exploration licence is pending) as well as a 92.74% interest in the large Nezhdaninskoye field; and
- In the Amur region – the Bamskoye gold field, Nevachanskaya exploration area and Apsakan prospecting area (for which issuance of the exploration licence is pending).

We have embarked on an intensive growth and development programme, with the goal of becoming one of the world's top five gold mining companies by 2015 in terms of production, reserves and capitalisation. We believe that we have the leading exploration budget in the Russian gold industry. In 2005, we obtained the state registration of the Blagodatnoye reserves, one of the largest Russian exploration projects in the last 10 years, and we doubled our reserves to 1,758 tonnes based on the Russian $B + C_1 + C_2$ system of classification.

Polyus Gold was formed as a result of the spin-off by Norilsk Nickel of its gold-mining business. In the course of the spin-off, Norilsk Nickel transferred to us its shares in CJSC Polyus, through which it held its gold-mining business, together with cash in the amount of RUR 10 billion (approximately $360 million). The spin-off was completed on 17 March 2006.

Strategy

Our development strategy focuses on three key aspects: development of existing deposits, geological exploration and acquisition of new assets. By following that strategy, we intend to grow by 2015 to one of the world's five largest gold mining companies in terms of production, reserves and market capitalisation.

In furtherance of this strategy, we intend to implement the following investment, development and other programmes:

- Further exploration and re-evaluation of existing deposits;
- Large scale exploration to discover new deposits in existing fields;
- Acquisition of new exploration and production licences;
- Construction of new production facilities, as well as the upgrading of existing facilities;
- Development of a corporate research centre; and
- Implementation of best practice international standards of corporate governance and financial reporting.

The implementation of this strategy will be capital intensive. We currently estimate that total investment in our investment and development programmes from 2006 through 2015 will be approximately $3.4 billion.

Competitive Strengths

We believe that we benefit from the following principal competitive strengths:

- Substantial experience in gold mining in Russia;
- A large portfolio of exploration and development assets with significant prospects for mining;
- A presence in the regions of Russia where the major gold deposits are located; and
- Substantial capital resources available for the development of existing and acquisition of new assets.

Summary Consolidated Historical Financial Information

The table below shows the historical consolidated financial information of Polyus Gold and its subsidiaries as of and for the years ended 31 December 2003, 2004, 2005, and the six months ended 30 June 2005 and 2006. Financial information for the years ended 31 December 2003, 2004 and 2005 has been derived from the audited financial statements of Polyus Gold included elsewhere in this prospectus. Financial information for the six months ended 30 June 2005 and 2006 has been derived from the unaudited interim financial statements of Polyus Gold included elsewhere in this prospectus.

Polyus Gold was incorporated on 17 March 2006 as a result of the spin-off of Norilsk Nickel's gold mining business, which involved the contribution of all of the shares of CJSC Polyus into Polyus Gold. In the consolidated annual financial statements for the years ended 31 December 2005, 2004 and 2003 from which the historical consolidated financial information of Polyus Gold and its subsidiaries below is derived, the spin-off was accounted for as a change in reporting entity under which Polyus Gold replaced Norilsk Nickel. Assets, liabilities and results of operations of Polyus Gold were presented in the consolidated annual financial statements as if Polyus Gold had existed at the date when CJSC Polyus was acquired by Norilsk Nickel.

The following principles were used in the preparation of the consolidated annual financial statements for the years ended 31 December 2005, 2004 and 2003:

- property, plant and equipment of the Group were recorded at the same carrying values as stated in the consolidated financial statements of Norilsk Nickel prior to the spin-off, including mineral rights recognised on the acquisition of CJSC Polyus;
- at 31 December 2005, 2004 and 2003, share capital represented the share capital of CJSC Polyus;
- additional paid-in-capital comprised the share premium of CJSC Polyus and the increase in shareholders' equity upon recognition of mineral rights arising on the acquisition of CJSC Polyus by Norilsk Nickel;
- all other items of the financial statements, which were not affected by the accounting principles described above, were recorded at the same values as in the consolidated financial statements of Norilsk Nickel for the respective periods, unless the Group had adopted changes in accounting policies which impacted such items.

The selected financial data should be read in conjunction with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes to those financial statements, included elsewhere in this prospectus.

Although our results are presented in U.S. dollars, you should not construe those translations as a representation that those amounts could be converted from one currency to another at any particular rate or at all. A market exists within Russia for the conversion of roubles into other currencies, but the limited availability of other currencies may tend to inflate their values relative to the rouble. Refer to "Risk Factors – Risks Relating to Our Business – Russian currency control regulations may hinder our ability to conduct our business".

	For the year ended 31 December			*For the six months ended 30 June*	
	2003	*2004*	*2005*	*2005*	*2006*
	(in millions of U.S. dollars, or as indicated per share amounts)				
Consolidated income statement data					
Sales	299	442	473	169	297
Cost of sales	(112)	(241)	(269)	(91)	(166)
Gross profit	**187**	**201**	**204**	**78**	**131**
Selling, general and administrative expenses	(17)	(32)	(60)	(21)	(35)
Other net operating (expenses)/income	(15)	10	(25)	(2)	(3)
Operating profit	**155**	**179**	**119**	**55**	**93**
Impairment of goodwill	—	(115)	—	—	—
Finance costs	—	(11)	(4)	(2)	(3)
Net income from investments	7	17	52	18	977
Other non-operating expenses	(2)	(4)	(4)	(3)	(3)
Profit before taxation	**160**	**66**	**163**	**68**	**1,064**
Taxation	(47)	(57)	(51)	(20)	(33)
Profit for the period	**113**	**9**	**112**	**48**	**1,031**
Attributable to:					
Shareholders of the parent company	113	14	112	46	1,035
Minority interest	—	(5)	—	2	(4)
Consolidated cash flow data					
Net cash provided by/(used in) operating activities	147	127	52	(14)	35
Net cash (used in)/provided by investing activities	(145)	(593)	(1,307)	(1,264)	1,185
Net cash provided by financing activities	—	471	1,270	1,275	348
Consolidated balance sheet data					
Cash and cash equivalents	4	13	28	16	1,616
Total assets	459	1,186	3,615	2,636	4,382
Total debt (incl. long-term and short-term borrowings and obligations under finance leases)	—	44	30	5	18
Total liabilities	85	207	477	187	489
Total shareholders' equity	374	979	3,138	2,449	3,893

Summary Production Data

The table below shows the quantities of ore mined and gold produced for the periods indicated.

	Year ended 31 December		
	2003	*2004*	*2005*
	(in thousand of tonnes, unless otherwise noted)		
Ore mined			
Olympiada deposit(1)			
Ore mined			
Oxidised ore	1,710	1,824	1,631
Sulphide ore	4,074	3,385	3,562
Average gold grade (g/tonne)			
Oxidised	11.1	10.9	8.6
Sulphide	3.9	4.6	3.3
Alluvial gold deposits(2)			
Gravel washed (million cubic meters)	—	13.153	10.7
Average gold grade (g/m^3)	—	0.6	0.6
Kuranakh ore field(3)			
Ore mined	—	—	842.0
Average gold grade (g/tonne)	—	—	1.67
Zapadnoye deposit(4)			
Ore mined	—	272	623
Average gold grade (g/tonne)	—	2.1	1.61
Natalka deposit(5)			
Ore mined	—	94	—
Average gold grade (g/tonne)	—	2.8	—
Gold produced (thousands of ounces)			
Olympiada deposit(1)	832	820	783
Alluvial gold deposits(2)	—	246	212
Kuranakh ore field(3)		—	27
Zapadnoye deposit(4)		11	15
Natalka deposit(5)		8	1
Nezhdaninskoye deposit(6)		—	1
Total production of gold	**832**	**1,085**	**1,038**

(1) Total gold output at the Olympiada mine amounted to 813,000 ounces. Since part of the gold produced at Olympiada mine in 2005 was refined by the Krasnoyarsk precious metals plant in January 2006, the amount refined in January 2006 will be taken into account in our 2006 financial statements.

(2) CJSC Polyus began to consolidate its 57.0% interest in Lenzoloto (subsequently increased to 68.18%), which develops alluvial gold deposits, in April 2004. The data for 2004 represent the volume of sands dredged and gold produced by Lenzoloto from the date of consolidation through 31 December 2004. See "Business – Gold production and refining – Lenzoloto and LZRK".

(3) The deposits at the Kuranakh ore field are developed by Aldanzoloto, which was acquired by CJSC Polyus in September 2005. The data reflect consolidation from 1 October 2005.

(4) The Zapadnoye deposit is developed by LZRK, a 100% subsidiary of CJSC Polyus, that was incorporated at the end of 2004. In 2004, the Zapadnoye deposit was mined by a company which was part of Lenzoloto. Data for 2004 are included from the date of consolidation of Lenzoloto by CJSC Polyus up until 31 December 2004. The total ore mined in the Zapadnoye deposit in 2004 amounted to 314,000 tonnes. The production volume of Zapadnoye deposit includes an amount of gold produced through the testing of ore processing technology at the Chertovo Koryto deposit.

(5) CJSC Polyus began to consolidate its 57.2% interest in Matrosov Mine (subsequently increased to 93.29%), which develops the Natalka deposit, in April 2004. The data for 2004 represent the volume of ore mined and gold produced by Matrosov Mine from the date of consolidation up until 31 December 2004. The volume of ore mined by Matrosov Mine in 2004 amounted to 180,000 tonnes, and the volume of gold production amounted to 14,000 ounces. Mining and extraction of gold at the Natalka deposit were suspended in summer 2004 in order to conduct geological exploration work to further explore the flanks and deep horizons of the deposit.

(6) The Nezhdaninskoye deposit is mined by SVMC, which was acquired by CJSC Polyus in September 2005. The data reflect consolidation from 1 October 2005.

Risk Factors

An investment in the ADSs is subject to risks relating to our business and industry, economic, political, social and legal risks associated with Russia and risks arising from the nature of the ADSs and the markets upon which they are expected to be traded, including risks associated with the following matters:

- The cyclical nature of the price of gold;
- The highly competitive nature of the gold industry;
- The acquisition and maintenance of our principal licences;
- The uncertainties associated with the exploration and development of gold deposits;
- Our ability to pursue our development strategy;
- Our ability to raise the funds that we require for capital investments;
- The recruitment and retention of suitably-qualified personnel;
- Potential economic or political instability in Russia;
- Weaknesses in the Russian legal system;
- The uncertain scope and application of Russian tax laws and regulations;
- The limited protection afforded to minority shareholders under Russian law;
- The ability of holders of ADSs to exercise the rights attached to the underlying Shares;
- The ability to deposit Shares into the Level 1 ADR Programme in order to receive ADSs; and
- Whether a liquid or active market for the ADSs or the underlying Shares develops and any volatility in their respective prices.

Prior to making any decision to invest in the ADSs, you should carefully consider the information set forth under the heading "Risk Factors".

Regulatory Matters

Our business operations are subject to regulation by Russian authorities on a number of matters, including licensing, subsoil use, environmental protection, employee health and safety, export/import and competition. See "Regulatory Matters".

Our Management

Our management team has substantial experience in the gold industry and has an established track record of successfully managing our company. Our Board of Directors currently consists of nine members, of whom we consider three to be independent directors in accordance with the criteria set out in our Charter, which differ in certain respects from the criteria for independent directors that are set out in the U.K. Combined Code. An additional five members of our Board of Directors would be considered independent directors based purely on the criteria set out in the Russian legislation.

Share Capital

Our share capital currently consists of 190,627,747 ordinary shares, all of which are fully paid, issued and outstanding, with a nominal value of 1 (one) rouble per Share. The Shares have the rights described under "Description of Share Capital and Certain Requirements of Russian Legislation".

RISK FACTORS

Holders of ADSs should carefully consider the following information about the risks described below, together with the other information contained in this prospectus. If any of the risks described below actually occurs, our business, financial condition, or results of operations could be adversely affected. In that case, the value of the ADSs may decline and holders of ADSs could lose all or part of their investment.

We have described the risks and uncertainties that our management believes to be material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or which we deem immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the value of the ADSs and holders of ADSs losing all or part of their investment.

Risks Relating to Our Business

Our financial results depend largely on the price of gold.

We derive substantially all of our revenues from the sale of gold. We generally sell our products, whether under long-term contracts or on the spot market, at market prices. Accordingly, our financial results will largely depend on the price of gold. The gold market is cyclical and sensitive to changes in general economic conditions, and may be subject to significant volatility. As a result, it is not possible to forecast the price of gold over the long term. The price of gold is influenced by various factors, many of which are not within our control, including, but not limited to:

- global and regional economic and political conditions;
- global and regional supply and demand and expectations of future supply and demand;
- speculative trading;
- actual or expected purchase or release of built-up reserves of gold by central banks or other large holders or dealers, as well as purchases under hedging contracts;
- changes in the use of gold in industrial applications or as an investment, as well as fluctuations in the demand for jewellery;
- military conflicts and acts of terrorism;
- Russian and foreign government regulations and regulatory actions, including export quotas;
- currency exchange rates, particularly movements in the value of the U.S. dollar against other currencies; and
- actual or expected inflation and interest rates.

Significant sustained declines in the price of gold may render less economic, or uneconomic, any of the gold extraction and/or exploration activities to be undertaken by us and may have a material adverse effect on our business, results of operations and financial condition.

We operate in a highly competitive industry and may not be able to compete successfully.

The gold market is highly competitive and our competitors include foreign gold producers, many of which are larger, have greater resources for raising capital, have more technologically advanced production facilities and, in some cases, have lower operating costs than we do.

We cannot assure you that we will be able to compete successfully in the future. The intensity of competition, combined with the cyclicality and unpredictability of gold markets, results in significant variations in economic performance, which may lead to a decrease in our expected profits and even to losses.

Our business could be adversely affected if we fail to obtain, maintain or renew necessary licences, including subsoil licences and export licences, and permits or fail to comply with the terms of our licences and permits.

Our business depends on the continuing validity of some of our licences, particularly subsoil licences for our mining operations, and the issuance of new licences and our compliance with their terms. Most of the licences that are currently material to our operations will not expire before 2010. Russian regulatory authorities exercise considerable discretion in the timing of licence issuance and renewal and the

monitoring of licensees' compliance with licence terms. Requirements imposed by these authorities, which will require us to comply with numerous industrial standards, recruit qualified personnel, maintain necessary equipment and quality control systems, monitor our operations, maintain appropriate filings and, upon request, submit appropriate information to the licensing authorities, may be costly and time-consuming and may result in delays in the commencement or continuation of exploration or production operations. Private individuals and the public at large possess rights to comment on and otherwise influence the licensing process, including through intervention in courts and political pressure. Accordingly, the licences that we need may be invalidated and may not be issued or renewed, or if issued or renewed, may not be issued or renewed in a timely fashion, or may involve requirements which restrict our ability to conduct our operations or to do so profitably.

Our competitors may also seek to deny our rights to develop certain natural resource deposits by challenging our compliance with tender (auction) rules and procedures or compliance with licence terms. Various factors can also influence whether any alleged non-compliance by us with licensing regulations and the terms of our licences could lead to suspension or termination of our licences and permits, and to administrative, civil and criminal liability.

The legal and regulatory basis for the licensing requirements is subject to frequent change, which increases the risk that we may be found in non-compliance. In addition, it is possible that licences applied for and/or issued in reliance on acts and instructions relating to subsoil rights issued by the Ministry of Natural Resources could be challenged by the Prosecutor General's office or otherwise as being invalid if such acts or instructions were found to be beyond the authority of that ministry or if the licences were issued in breach of the required procedures. In particular, deficiencies of this nature subject subsoil licensees to selective governmental claims. In the event that the licensing authorities discover a material violation by us, we may be required to suspend our operations or incur substantial costs in eliminating or remedying the violation, which could have a material adverse effect on our business or results of operations.

In addition, the sale of gold in Russia is regulated and may only be made to Russian licensed commercial banks or under an export licence obtained from the Ministry of Economic Development and Trade. We obtained licences for the export of gold for a term of one year in 2005 and 2006, and, in 2005, we exported 44% of our total gold production (25% in the six months ended 30 June 2006). We cannot assure you that we will be able to renew such licences in the future, and, in the event that we were not licensed to sell our gold to export markets, our business and results of operations could be adversely affected.

We are subject to mining risks.

Our operations, like those of other mining companies, are subject to all of the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons, property or the environment. We engage primarily in open pit mining, but we also retain some underground mining activities.

Hazards associated with our open pit mining operations include flooding, collapses of the open pit wall or shelf, accidents associated with the operation of mining transportation equipment, accidents associated with the preparation and ignition of large-scale open pit blasting operations, production disruptions due to weather, and hazards associated with the disposal of mineralised waste water, such as groundwater and waterway contamination.

Underground mining is generally more expensive than open pit mining. It is also more dangerous and requires the use of ventilation systems. Other hazards associated with our underground mining operations include underground fires and explosions, including those caused by flammable gas, discharges of gases and toxic chemicals, geothermal control, sinkhole formation and ground subsidence, and other accidents and conditions resulting from drilling, blasting and transporting and removal of material from an underground mine.

We may experience any of these hazards. The occurrence of any of these or like hazards could delay production, increase production costs and result in injury to persons and damage to property, as well as associated liability for us. The liability resulting from any of these risks may not be adequately covered by insurance, and we cannot assure you that we will be able to obtain additional insurance coverage at reasonable rates. We may, therefore, incur significant costs, which could have a material adverse effect on our business, results of operations and financial condition.

Ore reserves and mineral resources are very difficult to estimate, may not prove accurate and may be significantly adjusted.

Like any mining company, we depend on our reserves and resources. See "Business – Reserves, resources and licences". Although some of our projects and reserves were audited in October – December 2006 by Micon International Co. Limited ("Micon"), in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), ore reserves and mineral resources estimates of all mining companies are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling and other testing, which may ultimately prove unreliable. Ore reserves and mineral resources estimates and classifications are also affected by economic factors, such as significant changes in metal prices.

Ore reserve and mineral resources estimates are expressions of professional judgment based on knowledge, experience and industry practice, but are subject to considerable uncertainties. We cannot be certain that our estimated reserves and resources are completely accurate. Moreover, future volumes of mining, which may not occur for many years, and rates of recovery of metals could differ materially from such estimates. Should we discover, in the course of mining our deposits, that those deposits differ from those predicted by drilling, sampling and similar examinations, reserve and resource estimates may have to be adjusted, and mining plans may have to be altered in a way that might adversely affect our results of operations. Declines in market prices of gold may render the mining of our deposits uneconomic, although we believe this unlikely given the size and quality of the reserve and resource base which we hold.

If our ore and mineral reserves prove accurate or exceed current forecasts, we cannot assure you that we will be able to develop the production capacity to exploit commercially those reserves. See "– We require a significant amount of cash to fund our capital investments. If we are unable to generate this cash through operations or through external sources, these investments may not be completed on schedule or at all".

Gold exploration and the development of mines involve a high degree of risk and uncertainty.

To maintain gold production into the future beyond the life of the current reserves or to increase production materially through mining new deposits, we are required to extend our mineral base through geological exploration. Gold exploration may require substantial expenditure and involves a high degree of risk and exploration projects are frequently unsuccessful. Few prospects that are explored ultimately are developed into producing mines. The long-term success of our operations will be related to the cost and success of our exploration programmes. The risks associated with gold exploration include the identification of potential gold mineralisation based on analysis of geological data, the technological challenges of exploration and development, the receipt of necessary governmental permits and the construction of mining and processing facilities at any site chosen for mining. A decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralisation uneconomic. We cannot assure you that any exploration programme will result in the discovery of new resources or in any new commercial mining operation.

Substantial expenditure may be required to establish ore reserves through drilling and to determine technological processes to extract metals from ore. If reserves are developed, it can take a number of years from the initial phases of drilling and identification of mineralisation until production is possible. During this period, the assumptions on which we based our assessment of the economic feasibility of the mine, including in relation to future gold prices, anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed, anticipated recovery rates of gold from the ore, anticipated capital expenditure and cash operating costs, may require significant adjustment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by studies and estimates. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. These uncertainties include, in addition to those discussed immediately above, the timing and cost, which can be considerable, of the construction of mining and processing facilities, the availability and cost of skilled labour, power, water, consumables, such as cyanide, lubricants and fuel, and transportation facilities, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and the availability of funds to finance construction and development activities.

As a result of these uncertainties, we cannot assure you that current and future exploration programmes will result in the discovery of deposits, the expansion of existing reserves or the development of mines.

Our development strategy may not succeed.

We continually monitor potential investment opportunities in the gold mining industry, both in Russia and overseas. We believe that some international mining companies, which have greater resources than we do, have begun to seek investment targets in the Russian gold mining industry. The participation of such companies in an auction or sale of Russian gold deposits and assets could adversely affect our ability to acquire additional gold mining operations in Russia, including, for example, by resulting in increased prices for such acquisitions. New legislation limiting foreign ownership of strategic sectors may be adopted, which could present obstacles to such companies. However, this legislation, if adopted, and depending on how it is finally worded, could also present difficulties for us in acquiring new assets since we are to a large extent held by foreign companies and, further, such legislation may restrict our ability to form strategic partnerships. If we do not acquire and successfully integrate additional gold mining operations, we may not be able to maintain our position as the largest gold producer in Russia.

If we do acquire additional gold mining operations, the acquisition and integration of new businesses and companies will pose significant risks to our operations. These risks include the difficulty of integrating the operations and personnel of the acquired business, problems with minority shareholders in acquired companies and their material subsidiaries, the potential disruption of our own business, the assumption of liabilities, including in relation to tax and environmental matters, relating to the acquired assets or businesses, the possibility that indemnification agreements with the sellers of those assets may be unenforceable or insufficient to cover potential tax or other liabilities, the difficulty of implementing effective management, financial and accounting systems and controls over acquired businesses, the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration.

Furthermore, even if we are successful in integrating new businesses, expected synergies and cost savings may not materialise, resulting in lower than expected profit margins. The value of any business that we acquire or invest in may be less than the amount that we pay for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or, in particular, there is a decline in the price of gold or reserves and resources estimates.

Moreover, we may not be able to identify suitable acquisition targets, and future acquisitions may not be available on terms as favourable as in the past. We face significant competition for potential acquisitions of gold assets. When making acquisitions, it may not be possible for us to conduct a detailed investigation of the nature or title of the assets being acquired, for example due to time constraints in making the decision. We may also become responsible for additional liabilities or obligations not foreseen at the time of an acquisition.

We require a significant amount of cash to fund our capital investments. If we are unable to generate this cash through operations or through external sources, these investments may not be completed on schedule or at all.

Our business will be capital-intensive, and we currently estimate that, in accordance with our strategy, total investment in our growth and development programmes from 2006 through 2015 will be approximately $3.4 billion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital expenditures". Although we have funds remaining from the spin-off at our disposal, additional funds may be required to pay for planned capital investments. If our cash flows are reduced or we are unable to obtain alternative sources of external financing at an acceptable cost or in the amounts required, our planned capital investments may be substantially delayed or interrupted. In addition, our capital investments will be subject to a variety of other uncertainties, including changes in economic conditions, delays in completion, cost overruns and defects in design or construction. We cannot assure you that our capital investments will be completed on schedule or that our expected operational improvements will be fully realised as currently envisioned. Any deferral or interruption in our planned capital investments could have a material adverse impact on our business and results of operations.

We depend on qualified geologists and other mining specialists in order to develop our business. Given the competition for such personnel and the remote locations of our operations, we may be unable to recruit or retain geologists or other mining specialists, which could materially affect our business.

Our business is highly dependent on qualified geologists and other mining specialists, particularly in relation to the exploration and development of reserves. Only a limited number of skilled geologists and

other mining specialists with adequate qualifications and experience are available in Russia, and there is an increasing demand for such qualified personnel as more international companies invest in Russian mining industries. This competition may make it difficult for us to hire and retain experienced personnel. If we are unable to retain an adequate number of qualified geologists or other mining specialists, we may be unable to develop our gold reserves and our business and results of operations may be adversely affected.

Our energy needs are primarily met by government-controlled companies that may alter the current cost structure for various reasons, and restructuring of the power sector may also result in increased energy costs.

Energy costs, particularly the costs of electricity, comprise a significant portion of our cost of production.

The majority of the energy needs for our operations are purchased from local subsidiaries of Russian Open Joint Stock Company Unified Energy System of Russia ("RAO UES of Russia"), the government-controlled national holding company for the Russian power sector. Domestic electricity prices are regulated by the Russian government. The government is currently implementing a restructuring plan for the power sector, which aims to introduce competition, liberalise the wholesale electricity market and move from regulated pricing to a market-based system by 2008. According to the Russian Energy Strategy until 2020 approved by the Russian government in 2003, electricity tariffs are to reach $0.04 to $0.045 (RUR 1.08 – RUR 1.22) per kilowatt hour ("kWh") for all customers by 2020. Further price increases for electricity may also occur in the future as the power industry is restructured and controlled to a greater extent by the private sector. If in the future we are required to pay higher prices for electricity, our costs will rise and our business and results of operations could be materially adversely affected.

An interruption in our electricity supplies could have a significant effect on our business and results of operations. In the event of a failure in the electricity grid, gold production could continue for only a limited time, if at all.

Our production costs may increase as a result of the decrease of rich oxidised ore as a proportion of our total reserves.

Our largest proved reserves are located at the Olympiada deposit. The Olympiada deposit contains both rich oxidised ore, which is easier to process than other types of ore, as well as sulphide (primary) ore, which is more complex to process. The quantity of oxidised ore at Olympiada is being depleted as a result of mining. In order to maintain current production volumes, it will be necessary to mine and process a proportionally larger quantity of sulphide ore at Olympiada and rely to a greater extent on other deposits that do not contain rich oxidised ore, which will result in higher production costs and may materially adversely affect our results of operations.

Stricter environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations may impose additional costs on us or alter some aspects of our operations.

We are subject to extensive environmental controls and regulations in Russia. Our operations involve the use of environmentally hazardous materials as well as the discharge of materials and contaminants into the environment, disturbance of land, potential harm to flora and fauna, and other environmental concerns. See "Regulatory Matters – Environmental law".

Environmental regulations are undergoing recurrent modification in the Russian Federation and elsewhere, and we regularly evaluate our obligations relating to new and changing legislation. In the past, new and stricter environmental requirements have been imposed, and fines and other payments have been significantly increased, although the requirements and enforcement of environmental legislation in Russia are generally less stringent than in the European Union or the United States. New laws and regulations, the imposition of more stringent requirements in licences, increasingly strict enforcement or new interpretations of existing environmental laws, regulations or licences, or the discovery of previously unknown contamination, may require further expenditures to modify operations, install pollution control equipment, perform site clean-ups, curtail or cease operations, or pay fees, fines, or make other payments for discharges or other breaches of environmental standards. Although our management believes that our operations are currently in compliance in all material respects with applicable regulations, we have been subject to fines and other penalties arising out of the failure to comply fully with environmental regulations in the past, and we cannot assure you that the state authorities will not impose additional regulations or increase the levels of fines or penalties for non-compliance, which could require significant

expenditures. We have generally not been indemnified against environmental liabilities or any required land reclamation expense of our acquired businesses that arise from activities that occurred prior to the acquisition of such businesses. The introduction of more stringent environmental laws and regulations could lead to the need for special rehabilitation and decommissioning reserves or in an increase in our environmental liabilities, which could have a material adverse effect on our financial condition or results of operations.

Our principal operations are located in remote areas with harsh climates, and delivery of supplies to the areas where we operate may be disrupted or transportation costs may increase.

Our principal operations are located in remote areas, some of which have harsh climates, resulting in technical challenges for conducting both geological exploration and mining. We benefit from the modern mining transportation skills and technologies which we have developed for operating in areas with harsh climates. Nevertheless, we may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have a material adverse effect on our business and results of operations.

The remote location of our principal operations also results in increased costs and transportation difficulties. The Russian railway system is subject to risks of disruption as a result of the declining physical condition of the facilities, a shortage of rail cars and the limited capacity of border stations. We have experienced periodic interruptions in transportation services in some of the areas where we conduct mining operations and it is expected that such periodic interruptions will continue in the future. Currently, the Russian government sets rail tariffs and may further increase these tariffs, as it has done in the past. The Russian government has announced that, beginning in 2007, tariff increases will be at or below the annual inflation rate, but we cannot assure you that these limits will not be changed. A further significant increase in rail tariffs, whether implemented by the Russian government or resulting from the reorganisation of what was the former Ministry of Railways into what is now Joint Stock Company Russian Railways, or an increase in other transportation costs could adversely affect our profitability. We cannot assure you that an increase in costs of, or interruptions in, transportation will not materially impact our business and results of operations.

The enforcement of certain labour laws at Olympiada could result in an increase of our costs of production.

We employ approximately 4,400 employees at the Olympiada mine. There is a risk that certain of the terms under which some of the Olympiada employees are employed may not from time to time fully comply with certain requirements under applicable Russian labour laws. We have not received any warnings or sanctions as a result of any such non-compliance with these laws. Were we ordered to take measures to comply with these labour laws, our costs of production could increase and have an adverse effect on our financial condition and results of operations.

Our competitive position depends on senior management's experience and expertise.

Our ability to maintain a competitive position and to implement our business strategy depends to a large degree on the services of our senior management team. The loss or diminution of the services of members of our senior management team or an inability to attract, retain and maintain additional senior management personnel could have a material adverse effect on our business, financial condition, results of operations or prospects. Competition in Russia for personnel with relevant expertise is intense due to the small number of qualified individuals. This situation may seriously affect our ability to retain existing senior management and attract additional qualified senior management personnel, which could have a material adverse effect on our business and financial results.

We may be required to purchase or lease the land occupied by our operations.

A significant majority of the land occupied by Russian companies was not privatised and is still owned by federal, regional or municipal governments. Some of our subsidiaries use parcels of land pursuant to a special title of perpetual use, which gives them the right to use the land, but not to alienate it.

Russian law requires companies that have a title of perpetual use to land plots to purchase or lease the land on which they operate and gives the current government land owners broad discretion in setting the purchase or lease terms. This requirement must be fulfilled by 1 January 2008. While we had already

These problems were aggravated by the near collapse of the Russian banking sector after the events of 17 August 1998, as evidenced by the termination of the banking licences of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity for Russian companies and resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced positive trends, such as an increase in the gross domestic product, a relatively stable currency, strong domestic demand, rising real wages, in historic terms, and a reduced rate of inflation. These trends, however, may not continue or may be abruptly reversed.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

Russia's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Although the CBR has the mandate and authority to suspend banking licences of insolvent banks, many of them still operate. Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms.

For example, many banks are still in transition to reporting in accordance with International Financial Reporting Standards ("IFRS"). Aided by inadequate supervision by the regulators, many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. The imposition of more stringent regulations or interpretations could lead to weakened capital adequacy and the insolvency of some banks.

Recently, there has been a rapid increase in lending by Russian banks, which may be accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market is leading Russian banks to hold increasingly large amounts of Russian corporate rouble bonds in their portfolios, which is further deteriorating the risk profile of the assets of Russian banks. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, which may lead to widespread corporate default. In 2004, the CBR revoked the licences of several Russian banks, which resulted in market rumours about additional bank closures and depositors withdrawing their savings. Several privately-owned Russian banks collapsed or ceased or severely limited their operations as a result of these rumours, although Russian banks owned or controlled by the government or the CBR and foreign-owned banks were generally not adversely affected. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

Although our non-Russian subsidiaries hold most of our foreign currency cash in foreign banks located outside Russia, we and our Russian subsidiaries generally hold our excess rouble cash in Russian banks. A banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

The physical infrastructure in Russia is in poor condition, which could disrupt normal business activity.

The physical infrastructure in Russia largely dates back to Soviet times and, since that period, has not been adequately funded and maintained. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. For example, in May 2005, a fire and explosion in one of Moscow's power substations (built in 1963) caused a major power outage in a large section of Moscow and the surrounding areas. The blackout disrupted transportation, including the metro system, led to road traffic accidents and massive traffic congestion. It also disrupted electricity and water supplies to office and residential buildings and affected mobile communications. Trading on exchanges and the operation of many banks, stores and markets was also halted. According to representatives of RAO UES of Russia, a major Russian electricity company, power capacities in a number of Russian regions, including Moscow, do not meet the growing demand for power and, as a

result, power outages are likely to become more frequent in the future. Road and rail conditions throughout Russia are also poor and some areas within Russia, particularly those surrounding ageing nuclear power plants, are potentially hazardous. In response to these deficiencies, the Russian government is actively considering plans to reorganise the nations' rail, electricity and telephone systems. While any such reorganisation may result in increased charges and tariffs, it cannot be assured that sufficient amounts will be raised to repair, maintain and improve these systems. Further deterioration in Russia's physical infrastructure could have a material adverse effect on our business, financial condition and results of operations.

Appreciation in real terms of the rouble against the U.S. dollar, or inflation, may materially adversely affect our results of operations.

The price of the gold that we sell is correlated to the U.S. dollar-denominated price of gold on international commodities markets, whereas the majority of our direct costs are incurred in roubles. Appreciation in real terms of the rouble against the U.S. dollar will result in an increase in our costs relative to revenues, adversely affecting our results of operations. In 2005, for example, the rate of real appreciation of the rouble against the U.S. dollar was 10.3%, according to the CBR. In addition, Russia has experienced periods of high levels of inflation since the early 1990s. Inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. Notwithstanding recent reductions in the inflation rate in Russia, which, in 2003 was 13.7%, in 2004 was 10.9%, in 2005 was 12.7%, we tend to experience inflation-driven increases in some of our costs, such as salaries, that are linked to general price levels in Russia. In the event that the rouble continues to appreciate against the U.S. dollar, particularly if accompanied by inflation, we may not be able to increase the prices that we receive for our products sufficiently in order to preserve operating margins.

Fluctuations in the global economy may materially adversely affect the Russian economy and our business.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting those businesses and the Russian economy. Additionally, the Russian economy remains poorly diversified and is largely dependent on the natural resources sector. For example, as Russia produces and exports large amounts of oil and gas, the Russian economy is especially vulnerable to the price of oil and gas on the world market, and a decline in the price of oil or gas could slow or disrupt the Russian economy. Russia is also a major producer and exporter of metal products, and its economy is vulnerable to world commodity prices and the imposition of tariffs and/or antidumping measures by the United States, the European Union or by other principal export markets.

The title to any privatised company that we acquired or may acquire may be challenged.

We hold title to a number of privatised companies and our business strategy may involve the acquisition of additional privatised companies. Privatisation legislation in Russia is generally considered to be vague, internally inconsistent and in conflict with other domestic legislation. As a result, most, if not all, privatisations are arguably deficient and vulnerable to challenge at least on formal grounds. Although the statute of limitations for challenging transactions entered into in the course of privatisations has been reduced from 10 years to 3 years, there can be no assurance that the statute of limitations will not be subject to further amendment.

No action has been taken towards the invalidation of the status of any of our subsidiaries as privately-owned companies since the date of our acquisition of those subsidiaries, and, currently, there are no such challenges pending. In the event that our title to any privatised company that we acquired or may acquire were to be challenged as having been improperly privatised, and we were unable to defeat this claim, we would risk losing our ownership interest in the company or its assets, which could materially affect our business and results of operations.

Our assets are subject to the risk of expropriation and nationalisation.

The Russian government has enacted legislation to protect property against expropriation and nationalisation. In the event that our property were to be expropriated or nationalised, legislation provides for fair compensation. However, there can be no certainty that such protection would be enforced. This uncertainty is due to several factors, including the lack of state budgetary resources, an

independent judiciary or sufficient mechanisms to enforce judgments, as well as recent highly-publicised actions against OAO NK Yukos and other companies and individuals. It is possible that, due to a lack of experience in enforcing these provisions or due to political change, legislative protection may not be enforced in the event of an attempted expropriation or nationalisation. The concept of property rights is not well developed in Russia and there is little experience in enforcing legislation enacted to protect private property against nationalisation and expropriation. As a result, we may not be able to obtain proper redress in the courts, and may not receive adequate compensation if, in the future, the state decided to nationalise or expropriate some or all of our assets. Expropriation or nationalisation of any of our assets, potentially with little or no compensation, would have a material adverse effect on our business and financial condition.

We have not independently verified information regarding the metals and mining industry, nor have we independently verified official data from Russian government agencies.

We have derived a significant amount of the information contained in this prospectus concerning the metals and mining industry from publicly available information, including press releases and filings under the U.S. securities laws, and we have relied on the accuracy of this information without independent verification.

In addition, some of the information contained in this prospectus has been derived from official data of Russian government agencies. The official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of comparable authorities in countries with more developed market economies, and official statistics may also be produced on different bases than those used in such countries. Any discussion of matters relating to Russia in this prospectus must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

Political and Social Risks

Political and governmental instability, including conflicts between central and regional authorities, or social unrest could materially adversely affect the value of the ADSs.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. The reforms have been widespread, and the failure of some of the reforms, combined with uncertainty regarding the implications of others, means the Russian political system is vulnerable to popular discontent. There has been popular dissatisfaction, for instance, with the results of the privatisations of Russia's natural resources in the 1990s, as well as continuing demands for autonomy from particular regional districts and ethnic groups. There have also been incidents of labour and social unrest, particularly as a result of the failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living in Russia. An escalation of this unrest may have political, social and economic consequences, such as increased support for a renewal of centralised authority, increased nationalism, with restrictions on foreign involvement in the economy of Russia, and/or increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, thus materially adversely affecting our operations.

Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has, at times, been highly unstable. For example, six different prime ministers led governments between March 1998 and May 2000. Vladimir Putin became acting President of Russia on 31 December 1999 and was subsequently elected president in March 2000 and re-elected for a second term in March 2004. Throughout his first term in office, President Putin maintained governmental stability and accelerated the reform process. In February 2004, President Putin dismissed his entire cabinet, including the prime minister. In his second term, President Putin has implemented a far-reaching restructuring of the Russian government. As part of this restructuring, the number of ministries was significantly reduced, and the government was divided into three levels: ministries, services and agencies. In addition to the restructuring of the Russian federal government, election procedures were amended so that the heads of sub-federal political units were no longer directly elected by popular vote but nominated instead by the Russian president and confirmed by the legislature of the relevant sub-federal political unit. Further amendments to electoral laws have eliminated individual contests in State Duma elections, so that now voters may only cast ballots for political parties. The next State Duma and presidential elections are scheduled to be held in 2007 and 2008, respectively. It is not clear whether reforms will continue in the

same direction or at the same pace. For example, the Russian government has announced that it plans to introduce laws limiting foreign ownership of sectors that "ensure national security," which, subject to location and size criteria, include oil and ore deposits, although the precise scope of these laws is currently uncertain. Future changes in government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms, which could lead to a deterioration of investment in Russia, thus constraining our ability to obtain financing in the international capital markets.

In addition, the delineation of authority and jurisdiction between local authorities and the federal government is, in many instances, unclear and remains contested. Currently, Russia comprises 88 sub-federal political units (and will comprise of 86 sub-federal political units as of 1 January 2007) consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at different levels of government, which may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatisation, land legislation and licensing. Some of these laws, and the governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have, in the past, been challenged in the courts, and such challenges may occur in the future. This lack of consensus and established precedent hinders our long-term planning efforts and creates uncertainties in our operating environment, each of which may prevent us from effectively and efficiently implementing our business strategy. See "—Economic Risks – The title to any privatised company that we acquired or may acquire may be challenged" and "—Legal Risks and Uncertainties – Weaknesses within the Russian legal system create an uncertain environment for investment and business activity".

Crime, corruption or terrorism could disrupt our ability to conduct our business and could materially adversely affect our financial condition and results of operations.

The local and international press have reported that significant criminal activity, including organised crime, has arisen, particularly in large metropolitan centres. In addition, the local press and international press have reported high levels of official corruption in the locations where we conduct our business, including bribery and using investigative or procedural powers for corrupt purposes.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions among the population and, in certain cases, has led to military conflict, such as the conflict in Chechnya. A further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could cause disruptions to domestic commerce and exports from Russia. Further incidents of crime, corruption or terrorism could materially adversely affect our business and the value of investments in Russia, including the value of the ADSs.

Legal Risks and Uncertainties

Weaknesses within the Russian legal system create an uncertain environment for investment and business activity.

Russia is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian legal system create uncertainties for investors. Many of these risks do not exist in countries with more developed market economies. The following is a non-inclusive list of risks associated with the legal and business decisions that we make:

- inconsistencies between and among the Constitution, laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;
- conflicting local, regional and federal rules and regulations;
- substantial gaps in the regulatory structure due to delay or absence of implementing regulations;
- the lack of judicial independence from political, social and commercial forces;
- a high degree of discretion and arbitrary actions on the part of governmental authorities; and
- poorly developed bankruptcy procedures that are subject to abuse.

Furthermore, several fundamental laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and

political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of some laws in doubt and result in ambiguities, inconsistencies and anomalies. Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia cannot be assured. The court system is under-staffed and under-funded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all court decisions are readily available to the public or organised in a manner that facilitates understanding. The judicial system can be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. We may become subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by retroactively applying relevant legislative changes.

All of these weaknesses could affect our ability to enforce our rights under our licences and under our contracts, or to defend ourselves against claims by others. There can be no assurance that regulators, judicial authorities or third parties will not challenge our internal procedures and by-laws or our compliance with applicable laws, decrees and regulations. These uncertainties also extend to property rights, including the protection of these rights from expropriation or nationalisation. See "– Economic Risks – Our assets are subject to the risk of expropriation and nationalisation".

Findings of failure to comply with existing laws or regulations or the directives of government inspections, or unlawful or arbitrary government action, could result in substantial additional compliance costs or various sanctions, which could materially adversely affect our business, financial condition, results of operations and future prospects.

Our operations and properties are subject to regulation by various Russian government entities and agencies. We have, in the past, been subject to fines or other penalties for non-compliance with tax and other laws and regulations. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations in a timely manner or at all. Findings that we have failed to comply with existing laws or regulations or directives resulting from government inspections may result in the imposition of fines or penalties, or more severe sanctions, including the requirement that we cease certain of our business activities or administrative and criminal penalties applicable to us or our officers. Any such decisions, requirements or sanctions, or any increase in the governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition, results of operations and future prospects. See "Risks Relating to Our Business – Our business could be adversely affected if we fail to obtain, maintain or renew necessary licences, including subsoil licences and export licences, and permits, or fail to comply with the terms of our licences or permits".

In addition, governmental authorities have a high degree of discretion in Russia and, at times, government authorities act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, the government has the power under certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licences, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities in Russia have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions, often for political purposes. In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In 2003 and 2004, in Russia, the Ministry for Taxes and Levies, the predecessor of the Federal Tax Service, took forceful measures against certain Russian companies' use of tax-optimisation schemes. Press reports have speculated that these enforcement actions were selective and politically motivated. Unlawful or arbitrary government action, if directed at us, could have a material adverse effect on our business and on the value of the ADSs. See "—Economic Risks – Our assets are subject to the risk of expropriation and nationalisation".

Developing corporate and securities laws and regulations in Russia may limit our ability to attract future investment.

The development of general corporate securities laws in Russia is still in its early stages. The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less advanced in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, and are considerably less developed in Russia than in the United States and Western Europe. In addition, laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These authorities include:

- the Federal Service for Financial Markets (the "FSFM");
- the Ministry of Finance;
- the Federal Antimonopoly Service;
- the CBR; and
- various professional self-regulatory organisations.

The regulations of these various authorities are not always coordinated and may be contradictory.

Due to this lack of coordination and consistency amongst the differing regulatory authorities, it is not always clear whether or how regulations, decisions or letters issued by a regulatory authority apply to us. As a result, despite our efforts at compliance, we may be subject to fines or other enforcement measures by regulatory authorities.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets.

Our principal beneficial shareholders have the ability to exert significant influence over us and our business, and the interests of those principal beneficial shareholders may conflict with those of other holders of our Shares, including the ADSs. Uncertainties regarding the application and enforceability of shareholder protection in Russia may limit the ability of holders of ADSs to bring or recover in an action against us or restrict our operational flexibility.

The interests of our principal beneficial shareholders could conflict with the interests of other shareholders, including the holders of the ADSs, and our principal beneficial shareholders may make decisions that materially adversely affect the value of an investment in the ADSs. In particular, our principal beneficial shareholders have the ability to exert significant influence over certain actions requiring shareholder approval, including those corporate actions which require supermajority shareholder approval in accordance with Russian law. Under Russian law, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Our two principal beneficial shareholders each currently hold a beneficial interest in excess of 25% of our share capital, and, as a result, each of these two shareholders has the ability to block any such matters. In addition, shareholders owning less than 75% of outstanding shares of a company may have 75% or more voting power if a number of minority shareholders are not present at the meeting. In situations where such shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company, or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. See "Description of Share Capital and Certain Requirements of Russian Legislation – Description of Share Capital".

In practice, corporate governance standards for many Russian companies have proven to be poor. Shareholders' meetings are sometimes irregularly conducted by companies, and shareholder resolutions have not always been respected by management. In general, the concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed, and disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. As a result of these deficiencies of shareholder protections, some minority shareholders of Russian companies have suffered significant losses due to abusive share dilutions, asset transfers and transfer pricing practices, while other shareholders have suffered as a result of fraudulent bankruptcies initiated by hostile creditors. In addition, although the Joint Stock Companies Law provides

that shareholders owning at least 1% of a company's stock may bring an action for damages on behalf of the company, Russian courts to-date have not had much experience with respect to such lawsuits, there is little precedent available to the courts and Russian law does not contemplate class action litigation.

The imprecise application of the minority shareholder protection provisions of Russian law, particularly the requirement that transactions with interested parties be approved by disinterested shareholders or the members of the board of directors, may also create onerous administrative or financial obligations for us. We (as well as our predecessors and counterparties) have in the past carried out, and continue to carry out, transactions which may be considered interested party transactions, including transactions between entities within a consolidated group. In the event that our minority shareholders were to successfully challenge past interested party transactions, or if we do not approve interested party or other transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected. Moreover, the right of shareholders that vote against or did not participate in voting on certain transactions including with respect to reorganisations and "major transactions", to sell their shares to the company at market value (in an aggregate amount up to 10% of the company's net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon) may impose a significant financial obligations on us, which could have a material adverse effect on our results of operations and financial condition. See "Principal Shareholders", "Transactions with Related Parties" and "Description of Share Capital and Certain Requirements of Russian Legislation".

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

Russian law generally provides that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is deemed an "effective parent". An entity whose decisions are capable of being so determined is deemed an "effective subsidiary". Under Russian law, such an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

- this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and
- the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action or fail to take action, knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our consolidated subsidiaries. This liability, which is secondary in the case of the subsidiary's insolvency or bankruptcy and several with the liability of the subsidiary in the case of responsibility for transactions concluded by the subsidiary in accordance with our mandatory instructions, could have a material adverse effect on our business, results of operations and financial condition.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our Shares, including the Shares represented by the ADSs.

Ownership of a Russian joint stock company's shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. Our shareholders' register is maintained by Closed Joint-Stock Company "THE NATIONAL REGISTRY COMPANY" ("NRC"). Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed both by companies maintaining their own registers and by licensed registrars when performing the functions of a registrar. In practice, however, these regulations have not been strictly enforced, and

registrars generally have relatively low levels of capitalisation and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and effectively regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration may be lost through negligence, fraud, official and unofficial governmental actions or oversight. Such registrars may not be in a position to compensate shareholders for such misconduct. This creates risks of loss not normally associated with investments in other more rigorously regulated securities markets. Further, the Depositary will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the Shares. See "Description of Share Capital and Certain Requirements of Russian Legislation" for a further discussion of the share registration system and registrars in the Russian Federation.

Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favour taxpayers. We may therefore be subject to a greater than expected tax burden that could materially adversely affect our businesses and results of operations.

Generally, taxes payable by Russian companies are substantial and numerous. Such taxes include, among others:

- income taxes;
- value-added tax ("VAT");
- excise taxes and import duties;
- unified social tax; and
- corporate property and land taxes.

Historically, the tax environment in Russia has been complicated by the fact that various authorities have often issued contradictory or retroactive pieces of tax legislation. For example, tax laws are unclear with respect to the deductibility of certain expenses. As a result, we may have taken positions in the past which we considered at the time to be in compliance with then-current tax law, but such positions could be subject to challenge by tax authorities in the future. Despite efforts at compliance, such uncertainty potentially exposes us to the risk of significant fines, penalties and enforcement measures, and could result in a greater than expected tax burden and the suspension or termination of our licences.

The quality of tax legislation has generally improved since the introduction of Part One of the Tax Code of the Russian Federation (the "Tax Code") in 1999, which set up the general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and corporate property tax by adding new chapters to the Tax Code.

In practice, the Russian tax authorities often interpret the tax laws in a way that does not favour taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organisations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by the competent authorities, which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years preceding the year in which an audit is carried out. Previous audits do not exclude subsequent claims relating to the audited period because Russian tax law authorises upper-level tax inspectorates to review the results of tax audits conducted by subordinate tax inspectorates. In addition, in some instances, new tax regulations have been given retroactive effect. The Constitutional Court of the Russian Federation has issued a decision that provides grounds for the tax authorities to disregard the statute of limitations in relation to claims for fines, penalties and interest on underpaid amounts of tax in circumstances where the taxpayer is deemed to provide inadequate cooperation during an audit. Since the term "inadequate cooperation" is not defined under Russian tax law, this decision potentially grants considerable discretion to the Russian tax authorities to disregard the statute of limitations in tax investigations.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed taxation, legislative and judicial systems, imposing additional burdens and costs on our operations, including management resources. Further, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines, penalties and enforcement measures despite our efforts at compliance, and could materially adversely

affect our business and the value of the ADSs. See also "– Findings of failure to comply with existing laws or regulations or the directives of government inspections, or unlawful or arbitrary government action, could result in substantial additional compliance costs or various sanctions, which could materially adversely affect our business, financial condition, results of operations and future prospects".

Burdensome Russian tax legislation and regulations may adversely affect our business and results of operations.

The financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the profit or loss of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9%, if distributed to Russian corporate residents, and 15%, if distributed to foreign corporate residents. If the company that receives the intercompany dividend is Russian and itself pays a dividend to a Russian resident, the receiving company may offset the amount of withholding tax on the dividend it received against the tax the receiving company is required to withhold on the dividend it pays to the Russian resident. These tax requirements may impose additional burdens and costs on our operations, including management resources.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business and results of operations.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations from the market price. Special transfer pricing rules apply to operations with securities and derivative instruments. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts and their use in politically motivated investigations and prosecutions. We believe that the prices used by us are market prices and, therefore, comply with the requirements of Russian tax law on transfer pricing. However, due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of prior underpaid taxes and related interest and penalties, which could have a material adverse effect on our financial condition and results of operations.

The Russian Ministry of Finance is planning to present a draft law to the Government introducing amendments to the transfer pricing rules. However, no specific draft legislation has yet been submitted to the Russian Parliament for consideration. It is, therefore, unknown whether the new rules will have an adverse effect on the position of Russian taxpayers. The proposed changes may, among other things, shift the burden of proving market prices from the tax authorities to the taxpayer, increase the powers of the tax authorities to enforce transfer pricing legislation, cancel the existing permitted 20% deviation threshold and introduce specific documentation requirements for proving market prices. In the event that any of these changes were to be implemented and, as a result, we were to be subject to any adverse rulings by the Russian tax authorities, we could incur additional costs and liabilities, which could adversely affect our financial condition.

A reduction in the quota for hiring Ukrainian citizens could adversely affect our ability to hire employees with certain specialised skills.

In 2004, the Russian government established a quota on the hiring of Ukrainian citizens and, on the basis of this quota system, we were permitted to hire 817 Ukrainian citizens. We are currently allowed to employ 975 Ukrainian citizens and employ 967 Ukrainian citizens, including experienced drivers and operators of trucks, bulldozers and other heavy equipment, as well as construction specialists, who are essential to our operations. Such skilled labourers are in high demand in the Russian Federation. If the Russian government reduces the quota or establishes additional quotas with respect to other countries with significant numbers of such skilled labourers, we may be unable to hire an adequate number of such skilled labourers (or may be forced to increase salaries to attract other skilled labourers), which may have an adverse effect on our business and results of operations.

Risks Relating to the ADSs and the Trading Market

There may only be a limited trading market for the ADSs and, as a result, the price of the ADSs may be highly volatile.

A Level 1 programme for the ADSs was only established in July 2006. Moreover, our Shares have only been listed on the RTS Stock Exchange and MICEX Stock Exchange since May 2006. As a result, there has been limited time for an active, liquid trading market for either the ADSs or our Shares to develop, and we cannot assure you that such a market will develop following admission of the ADSs to listing on the Regulated Market. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If a liquid trading market for the ADSs or our Shares does not develop, the price of the ADSs and our Shares may become more volatile and it may be more difficult to complete a buy or sell order for the ADSs or our Shares.

The trading prices, if any, of the ADSs and our Shares may be subject to wide fluctuations in response to a number of factors, including:

- variations in our operating results and those of other gold mining companies and those of other Russian companies generally;
- variations in national and industry growth rates;
- actual or anticipated announcements of technical innovations or geological discoveries by us or our competitors;
- changes in governmental legislation or regulation;
- general economic conditions within our business sector or in Russia; or
- extreme price and volume fluctuations on the Russian or other emerging market stock exchanges.

In addition, the Russian stock market has experienced extreme price and volume fluctuations. These market fluctuations could adversely affect the value of our Shares and the ADSs.

Holders of ADSs may be subject to limitations or delays in repatriating their earnings from distributions made on the ADSs.

If we declare dividends on our Shares, payments of those dividends may be subject to currency control restrictions, and holders of ADSs may not be able to benefit from double tax treaties. In its Information Letter of 31 March 2005 No. 31 (the "Information Letter"), the CBR declared that, for currency control purposes, Russian companies may pay dividends in foreign currency to their shareholders who are not Russian residents. There can be no assurance that this declaration will not be reversed in the future. Although, should Russian companies again be required, as they were in the past, to pay all dividends on ordinary shares in roubles, current Russian legislation permits such rouble funds to be converted into U.S. dollars by the Depositary without restriction, the ability to convert roubles into U.S. dollars is subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of roubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, further development of such markets is uncertain. At present, there is no viable market in which to hedge rouble- and rouble-denominated investments.

There may be some delay between the time when notices related to us and/or our Shares or the ADSs are first published on the RTS Stock Exchange or MICEX Stock Exchange and when they are published on the London Stock Exchange.

Our Shares trade on the RTS Stock Exchange and the MICEX Stock Exchange while the ADSs, upon listing, will trade on the Regulated Market. You should be aware that the RTS Stock Exchange, the MICEX Stock Exchange and the London Stock Exchange are not open for trading simultaneously at all times. As a result of the different opening times and dates of the exchanges, there may be some delay between the time when notices related to the Shares are first published on the RTS Stock Exchange and MICEX Stock Exchange and when they are published on the London Stock Exchange.

Future sales of ADSs or our Shares may affect the market price of the ADSs.

Sales, or the possibility of sales, of substantial numbers of ADSs or our Shares in the public markets, including the RTS Stock Exchange or MICEX Stock Exchange, could have an adverse effect on the

trading prices of the ADSs or could affect our ability to obtain further capital through an offering of equity securities. Subsequent equity offerings by us, if any, may reduce the percentage ownership of holders of the ADSs. Moreover, newly issued preferred shares may have rights, preferences or privileges senior to those of our Shares underlying the ADSs.

Capital gains from the sale of the Shares or the ADSs may be subject to Russian income tax.

Under Russian tax legislation, gains arising from the sale, exchange or other disposition by legal entities or organisations of Russian shares and securities, such as our Shares, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian profits tax or withholding tax. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered presence in Russia. Gains arising from the sale, exchange or other disposition of the financial instruments derived from shares which are listed on foreign stock exchanges on such stock exchanges by non-resident holders that are legal entities are not subject to taxation in Russia. Therefore, so long as the ADSs remain listed on the London Stock Exchange, gains arising from the sale, exchange or other disposition on the London Stock Exchange of ADSs by non-resident legal entities or organisations should not be subject to taxation in Russia.

Gains arising from the sale, exchange or other disposition of ADSs outside of Russia by holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income and will not be taxable in Russia. Gains arising from sale, exchange or other disposition of ADSs in Russia by holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities if the disposition is made through or to a professional dealer or broker that is a Russian legal entity or foreign company with a permanent establishment in Russia. See "Taxation – Certain Russian Federal Tax Considerations".

ADS holders may not be able to benefit from double tax treaties.

In accordance with Russian legislation, dividends paid to a non-resident holder of ADSs generally will be subject to Russian withholding tax at a rate of 15% for legal entities and organisations and at a rate of 30% for individuals. This tax may be reduced under the United States-Russia double tax treaty for U.S. holders entitled to treaty benefits to 5-10% for legal entities and organisations and to 10% for individuals, and to 10% under the United Kingdom-Russia double tax treaty for U.K. holders entitled to treaty benefits. However, the Russian tax rules applicable to ADS holders are characterised by significant uncertainties and, until recently, by an absence of interpretive guidance. In 2005 and 2006, the Russian Ministry of Finance expressed an opinion that ADS holders should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities will ultimately treat ADS holders in this regard. Thus, in the absence of any official interpretative guidance on the concept of beneficial ownership for Russian tax purposes, we will likely withhold tax at higher rates when paying dividends to holders of the ADSs and U.S. and U.K. holders of ADSs may be unable to benefit from the relevant income tax treaties. See "Taxation – Certain Russian Federal Tax Considerations" for further details.

Because the Depositary under the Level 1 ADR Programme may be considered the beneficial holder of the Shares underlying the ADSs, these Shares may be arrested or seized in legal proceedings in Russia against the Depositary.

It is possible that, since Russian law may not recognise holders of ADSs as beneficial owners of the underlying Shares, holders of ADSs could lose all their rights to those Shares if the Depositary's assets in Russia are seized or arrested. If that were to occur, holders of ADSs would lose all of the value of their investment.

Russian law may treat the Depositary as the owner of the Shares underlying the ADSs. This is different from the way other jurisdictions treat Level 1 ADSs. In the United Kingdom, for example, although shares may be held in a depositary's name or to its order, making it a "legal" owner of the shares, the holders of Level 1 ADSs are the "beneficial", or real owners. In U.K. courts, an action against the Depositary, the legal owner of the Shares, would not result in the beneficial owners losing their interests

in the Shares. However, Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognise the rights of the Depositary in whose name the Shares are held, not the rights of holders of ADSs to the underlying Shares. Thus, in proceedings brought against the Depositary, whether or not related to the Shares underlying the ADSs, Russian courts may treat those underlying Shares as the assets of the Depositary, open to seizure or arrest. In the event that this type of suit were to be successful in the future against the Depositary, and the Shares underlying the ADSs were to be seized or arrested, the holders of ADSs involved would lose their rights to such underlying Shares.

The voting rights of ADS holders with respect to the Shares represented by the ADSs will be limited by the terms of the Deposit Agreement for the ADSs and relevant requirements of Russian law.

ADS holders have no direct voting rights with respect to the Shares represented by the ADSs. ADS holders can exercise voting rights with respect to the Shares represented by the ADSs only in accordance with the provisions of the Deposit Agreement relating to the ADSs and relevant requirements of Russian law. There are, therefore, practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with ADS holders. For example, the Joint Stock Companies Law requires us to notify holders of Shares at least 20 days in advance of any meeting, at least 30 days in advance of a meeting relating to a reorganisation and at least 70 days in advance of an extraordinary meeting relating to any election of directors or a reorganisation in the form of merger, spin-off or demerger and the election of directors of the company established as a result of any such reorganisation in the form of merger, spin-off or demerger. Our shareholders receive notice directly from us and are able to exercise their voting rights by either attending the meeting in person, completing a voting ballot or voting by power of attorney.

ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the Deposit Agreement, we will provide the notice to the Depositary. The Depositary will undertake, in turn, as soon as practicable thereafter, if requested by us in writing, to mail to ADS holders notice of such meeting and a statement as to the manner in which instructions may be given to the Depositary by the ADS holders. To exercise their voting rights, ADS holders must then instruct the Depositary how to vote the Shares represented by the ADSs which they hold. Because of this additional procedural step involving the Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of the Shares, and we will not be able to assure ADS holders that they will receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. ADSs for which the Depositary does not receive timely voting instructions will not be voted.

In addition, although Russian securities regulations currently expressly permit depositaries under ADR Programmes to split the votes with respect to the shares underlying American depositary shares in accordance with instructions from those holders of American depositary shares, such regulations remain untested. ADS holders may thus have significant difficulty in exercising voting rights with respect to the Shares underlying the ADSs. There can be no assurance that holders and beneficial owners of ADSs will (1) receive notice of shareholders' meetings to enable the timely return of voting instructions to the Depositary, (2) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (3) be given the benefit of dissenting or minority shareholders' rights in respect of an event or action that the holder or beneficial owner has voted against or in respect of which the holder or beneficial owner, did not participate in voting or did not give voting instructions.

There are limits to the number of shares that can be deposited in the ADR programme.

The ADR programmes are subject to restrictions as a result of the requirement of Russian securities regulations that no more than 35% of a Russian company's aggregate shares may be circulated abroad through depositary receipt programmes. There is currently no additional capacity in our Level 1 ADR programme since approximately 35% of our Shares circulate abroad in the form of depositary receipts. Even in the event that these regulations were amended and we were able to obtain the approval for the circulation abroad of more than 35% of our Shares, we would be required to produce a further prospectus in order to increase the percentage of our issued share capital listed on the U.K. Listing Authority's Official List and admitted to trading on the Regulated Market of the London Stock Exchange to the extent that the U.K. Listing Authority does not approve the application that we have sought for a block listing of up to 123,908,036 ADSs, and there can be no assurance that we would be in a position to produce such a prospectus. Accordingly, there are significant practical and legal limitations which effectively cap the size of our Level 1 ADR programme at 35% of our issued share capital. Accordingly, it may not be possible to deposit Shares into our Level 1 ADR programme in order to receive ADSs especially taking into account that our Level 1 ADR programme currently constitutes almost the permitted 35%.

You may have limited recourse against us and our directors and senior management because we generally conduct our operations outside the United Kingdom and the United States and most of our current directors and all senior management reside outside the United Kingdom and the United States.

Judgments rendered by a court in any jurisdiction outside the Russian Federation will generally be recognised by courts in the Russian Federation only if an international treaty providing for recognition and enforcement of judgments in civil or commercial cases exists between the Russian Federation and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. There is no treaty between either the United Kingdom or the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters, and no relevant federal law on enforcement of foreign court judgments has been adopted in the Russian Federation. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The Deposit Agreement provides for actions brought against us by any party to the respective agreement to be settled by arbitration in London, England, in accordance with the rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in Russia due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favour of foreign investors, the possibility that certain judges of Russian courts may be susceptible to economic, political or nationalistic influences and Russian courts' inability to enforce such orders.

Our presence outside the United Kingdom and the United States may limit your legal recourse against us. We are incorporated under the laws of the Russian Federation. Most of our current directors and all members of our senior management reside outside the United Kingdom and the United States, principally in the Russian Federation. All or a substantial portion of our assets and the assets of those directors and senior management are located outside the United Kingdom and the United States, principally in the Russian Federation. As a result, you may not be able to effect service of process within the United Kingdom or the United States upon us or those directors and members of our senior management, or to enforce U.K. or U.S. court judgments obtained against us or those directors and members of our senior management in jurisdictions outside the United Kingdom and the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United Kingdom and the United States, liabilities predicated upon U.K. or U.S. securities laws.

DIVIDEND POLICY

Russian law governs the procedure for payment of dividends that a company may distribute to its shareholders. Dividends may be paid on a quarterly, semi-annual or annual basis. Under the Joint Stock Companies Law and our charter, dividends may only be paid out of our net income, calculated according to RAS. We may declare a dividend distribution only if: (1) the charter capital has been paid in full; (2) the net assets value is not less than our charter capital and reserve fund or would not become less than the amount thereof as a result of adoption of such decision; (3) we have repurchased all shares that particular shareholders had the right to require us to repurchase; and (4) we are not, and will not become, insolvent (as defined under Russian law) as a result of the payment of dividends. According to the Joint Stock Companies Law and our charter, a decision to recommend to the shareholders the amount of dividends for approval by a majority vote at the general shareholders' meeting requires a resolution of our Board of Directors. The dividend approved at the shareholders' meeting may not exceed that recommended by the Board of Directors.

Dividends, if declared, are payable to our shareholders within 60 days of their declaration unless a shorter time period is set forth by the shareholders' resolution declaring payment of dividends. For a further description, see "Description of Share Capital and Certain Requirements of Russian Legislation – Description of Share Capital – Dividends".

We anticipate that any dividends that we may pay in the future in respect of the Shares (including the ADSs) will be declared and paid to the Depositary in roubles and will be converted into U.S. dollars by the Depositary and distributed to holders of the ADSs, net of the Depositary's fees and expenses, as set forth in Article 4 of the Deposit Agreement. Accordingly, the value of dividends received by holders of the ADSs will be subject to fluctuations in the exchange rate between the rouble and the U.S. dollar.

We did not declare a dividend from the date of our incorporation, 17 March 2006 until 30 June 2006.

We are currently considering the adoption of a formal dividend policy as part of our commitment to good corporate governance standards.

CAPITALISATION

The following table sets forth our consolidated capitalisation at 30 June 2006, on a historical basis and derived from our unaudited interim financial statements for the six months ended 30 June 2006 included elsewhere in this prospectus. The following table should be read in conjunction with "Selected Consolidated Historical Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements included elsewhere in this prospectus and the accompanying notes thereto.

	As of 30 June 2006 (Unaudited) (in millions of U.S. dollars)
Total debt	0.5
Equity attributable to shareholders of the parent company	
Share capital (190,627,747 issued and outstanding, each with a nominal value of 1 rouble)	7.0
Additional paid-in capital	2,296.6
Investment revaluation reserve	—
Retained earnings	1,561.0
Total	3,864.6
Total capitalisation	3,865.1

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The table below shows the historical consolidated financial information of Polyus Gold and its subsidiaries as of and for the years ended 31 December 2003, 2004, 2005, and the six months ended 30 June 2005 and 2006. Financial information for the years ended 31 December 2003, 2004 and 2005 has been derived from the audited financial statements of Polyus Gold included elsewhere in this prospectus. Financial information for the six months ended 30 June 2005 and 2006 has been derived from the unaudited interim financial statements of Polyus Gold included elsewhere in this prospectus.

Polyus Gold was incorporated on 17 March 2006 as a result of the spin-off of Norilsk Nickel's gold mining business, which involved the contribution of all of the shares of CJSC Polyus into Polyus Gold. In the consolidated annual financial statements for the years ended 31 December 2005, 2004 and 2003 from which historical consolidated financial information of Polyus Gold and its subsidiaries below is derived, the spin-off was accounted for as a change in reporting entity under which Polyus Gold replaced Norilsk Nickel. Assets, liabilities and results of operations of Polyus Gold were presented in the consolidated annual financial statements as if Polyus Gold had existed at the date when CJSC Polyus was acquired by Norilsk Nickel.

The following principles were used in the preparation of the consolidated annual financial statements for the years ended 31 December 2005, 2004 and 2003:

- property, plant and equipment of the Group were recorded at the same carrying values as stated in the consolidated financial statements of Norilsk Nickel prior to the spin-off, including mineral rights recognised on the acquisition of CJSC Polyus;
- at 31 December 2005, 2004 and 2003, share capital represented the share capital of CJSC Polyus;
- additional paid-in capital comprised the share premium of CJSC Polyus and the increase in shareholders' equity upon recognition of mineral rights arising on the acquisition of CJSC Polyus by Norilsk Nickel;
- all other items of the financial statements which were not affected by the accounting principles described above were recorded at the same values as in the consolidated financial statements of Norilsk Nickel for the respective periods, unless the Group had adopted changes in accounting policies which impacted such items.

The selected financial data should be read in conjunction with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes to those financial statements, included elsewhere in this prospectus.

Although our results are presented in U.S. dollars, you should not construe those translations as a representation that those amounts could be converted from one currency to another at any particular rate or at all. A market exists within Russia for the conversion of roubles into other currencies, but the limited availability of other currencies may tend to inflate their values relative to the rouble. Refer to "Risk Factors – Risks Relating to Our Business – Russian currency control regulations may hinder our ability to conduct our business".

	For the year ended 31 December 2003	2004	2005	For the six months ended 30 June 2005	2006
	(in millions of U.S. dollars, or as indicated per share amounts)				
Consolidated income statement data					
Sales	**299**	**442**	**473**	**169**	**297**
Cost of sales	(112)	(241)	(269)	(91)	(166)
Gross profit	**187**	**201**	**204**	**78**	**131**
Selling, general and administrative expenses	(17)	(32)	(60)	(21)	(35)
Other net operating (expenses)/income	(15)	10	(25)	(2)	(3)
Operating profit	**155**	**179**	**119**	**55**	**93**
Impairment of goodwill	—	(115)	—	—	—
Finance costs	—	(11)	(4)	(2)	(3)
Net income from investments	7	17	52	18	977
Other non-operating expenses	(2)	(4)	(4)	(3)	(3)
Profit before taxation	**160**	**66**	**163**	**68**	**1,064**
Taxation	(47)	(57)	(51)	(20)	(33)
Profit for the period	**113**	**9**	**112**	**48**	**1,031**
Attributable to:					
Shareholders of the parent company	113	14	112	46	1,035
Minority interest	—	(5)	—	2	(4)
Consolidated cash flow data					
Net cash provided by/(used in) operating activities	147	127	52	(14)	35
Net cash (used in)/provided by investing activities	(145)	(593)	(1,307)	(1,264)	1,185
Net cash provided by financing activities	—	471	1,270	1,275	348
Consolidated balance sheet data					
Cash and cash equivalents	4	13	28	16	1,616
Total assets	459	1,186	3,615	2,636	4,382
Total debt (incl. long-term and short-term borrowings and obligations under finance leases)	—	44	30	5	18
Total liabilities	85	207	477	187	489
Total shareholders' equity	374	979	3,138	2,449	3,893

MARKET INFORMATION

The following table sets forth the high and low trading prices per common share for the periods indicated of our Shares on the RTS Stock Exchange since trading began on 12 May 2006.

Period	*High*	*Low*
	(in U.S. dollars)[1]	
May 2006	72.00	48.25
June 2006	52.00	37.50
July 2006	51.25	42.80
August 2006	49.40	42.50
September 2006	46.00	39.00
October 2006	48.50	43.00
November 2006	50.25	47.00

(1) The prices indicate the highest and lowest prices during the applicable month.

The following table sets forth the high and low trading prices per common share for the periods indicated of our Shares on the MICEX Stock Exchange since trading began on 12 May 2006.

Period	*High*	*Low*
	(in roubles)[1]	
May 2006	1,850	1,022
June 2006	1,391	990
July 2006	1,388	1,137
August 2006	1,319	1,154
September 2006	1,249	1,072
October 2006	1,300	1,126
November 2006	1,339	1,237

(1) The prices indicate the highest and lowest prices during the applicable month.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations as of and for the years ended 31 December 2003, 2004 and 2005 and as of 30 June 2006 and for the six months ended 30 June 2005 and 2006, and of the material factors that our management believes are likely to affect our financial condition and results of operations. Financial information for the years ended 31 December 2003, 2004 and 2005 has been derived from our audited financial statements included elsewhere in this prospectus. Financial information for the six months ended 30 June 2005 and 2006 has been derived from our unaudited interim financial statements included elsewhere in this prospectus. The spin-off of Norilsk Nickel's gold mining business, which involved the contribution of all of CJSC Polyus shares into the newly created Polyus Gold, was accounted for in the consolidated annual financial statements for the years ended 31 December 2003, 2004 and 2005, as a change in reporting entity. Assets, liabilities and results of operations of Polyus Gold were presented in the consolidated annual financial statements as if Polyus Gold had existed at the date when CJSC Polyus was acquired by Norilsk Nickel. You should read the following discussion and analysis together with "Selected Consolidated Historical Financial Information", and the financial statements and the notes thereto included in this prospectus. Our financial statements have been prepared in accordance with IFRS.

The following discussion and analysis of our financial condition and results of operations includes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" and "Risk Factors" for a discussion of important factors that could cause the actual results to differ materially from the results described in the forward-looking statements contained in this prospectus.

Overview

We are the largest gold producer in Russia in terms of production volume, according to the Russian Union of Gold Producers, and one of the world's leading gold producers. We develop and mine hard rock gold and alluvial gold deposits, with operations in five regions in Russia. We produced 1,038,000 troy ounces of gold, or approximately 19% of total Russian gold production, in 2005. The mine life of our mineral resource base is estimated to amount to approximately 25–30 years of hard rock gold and approximately 10 years of alluvial gold. As of and for the year ended 31 December 2005, we had total sales of $473.2 million and operating profit of $119.0 million ($297.3 million and $92.9 million, respectively, in the six months ended 30 June 2006), and total assets of $3.6 billion and shareholder's equity of $3.1 billion ($4.4 billion and $3.9 billion respectively, as of 30 June 2006).

Polyus Gold was formed as a result of the spin-off by Norilsk Nickel of its gold-mining business. In the course of the spin-off, Norilsk Nickel transferred to us its shares in CJSC Polyus, through which it held its gold-mining business, together with cash in the amount of RUR 10 billion (approximately $360 million). The spin-off was completed on 17 March 2006.

Significant Factors Affecting Our Results of Operations

Our performance is affected by a number of external factors, including, in particular, the price of gold, as well as currency exchange fluctuations. In addition, our results of operation in the periods under discussion have been significantly affected by our acquisitions of gold mining assets.

Price of gold in the international commodity markets

We derive substantially all of our revenues from the sale of gold. The price of gold is affected by various factors, including global economic conditions, sales and purchases by central banks or other large holders or dealers, speculative trading, currency exchange rates and inflation and interest rates. The price has been subject to significant volatility in the past. In 2005, the average annual price for gold increased by 8.3% to $444 per ounce, recording a high of $537 per ounce on 12 December 2005, and the average price in the first six months of 2006 was $611. Our revenues increased by 76% in the first six months of 2006 as compared with the first six months of 2005, largely as a result of these higher gold prices. Management expects that pricing levels may be sustained into 2007 by demand from investors seeking to mitigate the effects of a further weakening of the U.S. dollar against a background of interest rate increases and the growth of the U.S. budgetary deficit. See "Gold Industry".

Import and export sales

The sale of gold in Russia is regulated and may only be made to licensed commercial banks or under an export licence obtained from the Ministry of Economic Development and Trade. Until the end of 2004,

we sold all the gold that we produced to the domestic market. In 2005 and the first six months of 2006, we exported 44% and 25%, respectively, of total gold sales following receipt of export licences in March 2005 and March 2006. Although the price of gold in both the Russian and international markets is determined by reference to the prices quoted on the international commodities markets, there may be some variations in the pricing terms available in those markets as a result of variations in transportation, insurance and other costs. Management expects that we will adopt a flexible approach to allocation of sales between the domestic and international markets, primarily in response to variations in pricing and other terms of sale which may arise from time to time in those respective markets.

Currency exchange fluctuations

Our domestic and export sales of gold are determined by reference to the price of gold on the international commodity markets, which is quoted in U.S. dollars. As a result, we generate earnings which are denominated in, or correlated to, the U.S. dollar. Substantially all of our fixed costs are incurred in roubles. As a result, our results of operations and financial condition are affected by fluctuations in the exchange rate of the rouble and U.S. dollar. In addition, our functional currency is the rouble, whereas our presentational currency is the U.S. dollar. As a result, in the event that the rate of exchange between the rouble and the U.S. dollar fluctuates, we record translation gains or incur translation losses. See "Risk Factors – Risks Relating to Russia – Economic Risks – Appreciation in real terms of the rouble against the U.S. dollar, or inflation, may materially adversely affect our results of operations". Polyus Gold's reporting currency is the U.S. dollar.

The table below shows the nominal exchange rate and real rouble appreciation against the U.S. dollar in terms of percentage in 2003, 2004 and 2005, and in the first six months of 2006.

	Year ended 31 December			*Six months ended 30 June*
	2003	*2004*	*2005*	*2006*
Nominal exchange rate (roubles per U.S. dollar)[(1)]	30.69	28.82	28.29	27.68
Real rouble appreciation against U.S. dollar[(2)]	2.8%	7.9%	10.3%	9.8%

Source: CBR

(1) The average of the exchange rates on each day of each full month during the relevant period. The average for the six months ended 30 June 2006 is based on our calculation of the average of the rates quoted.

(2) Real rouble appreciation against the U.S. dollar is consumer price index adjusted for nominal exchange rate changes over the same period.

Seasonality

Our revenues are affected by seasonality as a result of the suspension of our alluvial gold mining operations in the Irkutsk region of Russia each winter (generally mid-November to April) due to unfavourable weather conditions. In 2005, alluvial gold production represented approximately 21% of our overall gold output.

Russian macroeconomic conditions

Our revenues do not generally depend on Russian macroeconomic trends since gold is a highly liquid international commodity. See "— Import and export sales". We do experience some cost increases as a result of inflation in Russia, including, for example, higher salaries payments to our employees, although inflation has generally not had a material impact on our results of operations in recent years. Inflation in Russia was 13.7% in 2003, 10.9% in 2004, 12.7% in 2005 and 10.1% in the six months ended 30 June 2006.

Acquisitions and disposals of gold mining assets and prospective gold mining assets

In the periods under discussion, we acquired interests in various gold mining assets and prospective gold mining assets. Some of these acquisitions, as well as the disposal of the stake in Gold Fields discussed below, have had a significant impact on our results of operations and make a comparison of period to period results difficult.

Lenzoloto

In April 2004, we completed the acquisition for $179 million of 50.5% of the charter capital (representing 65.9% of the ordinary shares) of Lenzoloto, which mined alluvial deposits and the

Zapadnoye hard-rock deposit in the Irkutsk region of Russia. Lenzoloto's mining assets have since been restructured (see "Business – Gold production and refining — Lenzoloto, ZDK Lenzoloto and LZRK"). The financial and operating results of Lenzoloto have been consolidated in our financial statements from the date of acquisition. In July 2004, we acquired an additional 2.4% ordinary and 4.1% preference shares of Lenzoloto for $11.7 million, and, at the end of 2004, we held 57% of the charter capital (comprised of ordinary and preference shares) of Lenzoloto. In July 2005, we won a tender for 5.6% of the ordinary shares of Lenzoloto for $3.0 million, raising our total stake in Lenzoloto to 62.6% (comprised of ordinary and preference shares) of the charter capital and representing 76.3% of its ordinary shares. We subsequently increased our stake in Lenzoloto to 68.18% of its charter capital representing 83.62% of its ordinary shares.

Matrosov Mine

In April 2004, we completed the acquisition for $35.6 million of 38% of the charter capital (representing 50.7% of the issued and outstanding ordinary shares) of Matrosov Mine, which holds the licence to the Natalka deposit in the Magadan region of Russia. The financial and operating results of Matrosov Mine have been consolidated in our financial statements from the date of acquisition. In May-July 2004, we acquired an additional 13.7% of the ordinary shares and 5.5% of the preference shares of Matrosov Mine for a total consideration of $18.1 million and, at the end of 2004, we held an aggregate stake of 57.2% (comprised of ordinary and preference shares). In April-May 2005, we acquired an additional 31.3% of the issued ordinary shares of Matrosov Mine for $72.2 million, raising our total stake to 88.4% (comprised of ordinary and preference shares) of the charter capital including 93.1% of its ordinary shares. In June 2006, we increased our stake in Matrosov Mine to 93.29% of the charter capital (96.15% of its ordinary shares) through the acquisition of newly issued ordinary shares.

In October 2006, we completed the acquisition, through Matrosov Mine, of a 100% interest in LLC GRK BarGold for $7.5 million. LLC GRK BarGold holds the exploration and development licence for the Chai-Yuriinskaya field.

Aldanzoloto, YMC, SVMC

In September 2005, we acquired 99.2% of the shares in LLC Aldanzoloto GRK, which has been subsequently transformed into OJSC Aldanzoloto GRK ("Aldanzoloto"), 100% of the shares in Open Joint Stock Company "Yakut Mining Company" ("YMC") and 50% of the shares in Open Joint Stock Company "South-Verkhoyansk Mining Company" ("SVMC"). These companies hold licences to three gold deposits – Kuranakh ore field, Kyutchus field and Nezhdaninskoye deposit – located in the Republic of Sakha (Yakutia) in Russia. We made an initial payment to the seller of $115 million at the time of acquisition of these three companies, and, after calculating certain price adjustments provided in the agreement, we agreed in July 2006 that the aggregate purchase price would be reduced to $252.65 million and made a second payment. We expect to pay the balance of the purchase price in 2007 subject to certain conditions.

On 7 November 2006, our Board of Directors approved the proposed acquisition by us of the remaining 50% stake in SVMC for $300 million. On 27 November 2006, we paid $256.58 million for an additional stake of 42.74%, and this stake was transferred to us on 6 December 2006. The purchase of the remaining 7.26% stake is expected to take place by early 2007.

Gold Fields

In May 2005, CJSC Polyus acquired from Norilsk Nickel all of the shares of Jenington International Inc. ("Jenington"), which held at that time an approximately 20% stake in the South African gold mining company, Gold Fields, for $945 million. CJSC Polyus funded this acquisition with the proceeds from an issue of ordinary shares to Norilsk Nickel in May–June 2005 for $1.3 billion. In March 2006, Jenington sold its entire stake in Gold Fields for net proceeds of $1.93 billion.

Acquisitions of prospective gold mining assets in Russia

In the periods under discussion, we acquired various licences for exploration and subsequent gold production at deposits in Russia for an aggregate amount of approximately $64.1 million. See "Business – Reserves, resources and licences." We mainly obtained these licences directly, although we also acquired licences to certain of these deposits as a result of acquiring companies that held the relevant licences.

Results of operations

The following sets forth the components of our revenues and expenses.

Sales

We derive our revenues from the sale of refined gold. Gold sale revenues represent the net invoiced value for gold supplied to customers. Revenues from the sale of our principal by-product, silver, are netted-off against production costs.

Cost of sales and gross profit

Cost of sales includes on-mine concentrating costs, smelting costs, refining costs, mining tax, amortisation and depreciation of operating assets, provision for restoration, rehabilitation and decommissioning and movement in refined metal stock.

Gross profit represents gold sales revenue less cost of sales.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries, external research and exploration expenses, certain taxes (excluding mining and income taxes), advertising, legal and consulting costs and bank charges.

Other net operating (expenses)/income

Other net operating (expenses)/income include (loss)/gain on disposal of property, plant and equipment and capital assets under construction, provision for non-current assets, provisions for impairment, foreign exchange gains and losses, net operating (losses)/profit from non-mining activities, certain penalties and other similar items.

Operating profit

Operating profit is gross profit less selling, general and administrative expenses, and other net operating expenses.

Other non-operating expenses

Other non-operating expenses include maintenance of social facilities and donations, as well as other non-operating costs.

Profit before taxation

Profit before taxation is operating profit less impairment of goodwill on acquisition, finance costs, net income from investments and other non-operating expenses.

Taxation

The charge for taxation is based on the profits for each period and takes account of deferred tax attributable to temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The applicable statutory rate of tax in the periods under review was 24%.

Profit for the period

Profit for the period is profit after taxation.

Results of operations for the six months ended 30 June 2006, compared with six months ended 30 June 2005

Factors influencing financial results

The major factors that influenced our financial results in the six-month period ended 30 June 2006 were as follows:

- the gain of $992 million that we recorded as a result of disposal of investments, including $980 million gain on the sale by our subsidiary, Jenington, of its 20% stake in Gold Fields;
- an increase in the average realised gold selling price by 38%;
- more complicated geological conditions at the Olympiada mine, including an increase of the stripping ratio, deepening of the open pit and a decrease in gold yield in the ore;
- a general price increase for fuel and other materials, including chemical reagents, as well as increased consumption of those materials due to the higher proportion of sulphide ores that we processed at the Olympiada Mine;
- the acquisition of gold mining subsidiaries in Yakutia (Aldanzoloto, SVMC and YMC) and the consolidation of their financial results from the date of acquisition in the fourth quarter of 2005; and
- the strengthening of Russian rouble against the U.S. dollar.

Gold sales

The table below shows our sales, including volume of gold sold and average realised selling price, for the periods indicated.

	For the six months ended 30 June	
	2005	*2006*
Gold sold (thousands of troy ounces)	396	504
Gold sales (millions of U.S. dollars)	169	297
Average realised gold selling price ($ per troy ounce)	428	590

The increase in the gold sales of 76% in the six-month period ended 30 June 2006, as compared to the period ended 30 June 2005, resulted mainly from the following:

- an increase in the average gold selling price both on domestic and export markets in the six-month period ended 30 June 2006 by 38% compared to the six-month period ended 30 June 2005; and
- an increase in volume of sales of 27% from 396 thousand ounces in the period ended 30 June 2005 to 504 thousand ounces in the period ended 30 June 2006, due to the consolidation of the gold sales of our newly acquired subsidiaries, Aldanzoloto and SVMC, which was partly offset by decreased sales of Lenzoloto.

The table below shows the volume of sales by the main operating units of the Group for the periods indicated.

Company	*For the six months ended 30 June*	
	2005	*2006*
	(thousands of troy ounces)	
CJSC Polyus	346	394
Lenzoloto	45	27
GRK Sukhoy Log	5	11
Matrosov Mine	—	—
Aldanzoloto and SVMC	—	72
Total	**396**	**504**

Cost of sales

The table below shows a breakdown of the cost of sales for the periods indicated.

	For the six months ended 30 June	
	2005	*2006*
	(millions of U.S. dollars)	
Cash operating costs	83	143
Consumables and spares	40	66
Labour	25	37
Mining tax and ecological payments	12	18
Utilities	4	11
Refining costs	1	1
Other on-mine, concentrating and smelting costs	1	10
Amortisation and depreciation of operating assets	20	35
Increase in metal inventories	(12)	(12)
Total	**91**	**166**

In the six-month period ended 30 June 2006, cost of sales increased by $75 million (82%) to $166 million, compared to $91 million in the six-month period ended 30 June 2005. The key reasons for the increase in the cost of gold sales in the period ended 30 June 2006 compared to the period ended 30 June 2005 were as follows:

- the consolidation of the cost of sales of $38 million of Aldanzoloto and SVMC;
- an increase of $18 million in the cost of fuel, consumables, spares and utilities at the Olympiada mine due to an increase in the prices of those items, as well as an increase in the volume of those items that we consumed, as a result of a 9% rise in sulphide ore as a proportion of the total quantity of ore processed. The processing of sulphide ore requires twice as much reagents and materials as oxidised ore, and about three times more electricity;
- an increase of $9 million in depreciation and amortisation charge due to the commissioning of new property, plant and equipment during this period;
- an increase in labour costs (exclusive of labour costs attributable to Aldanzoloto and SVMC) of $6 million as a result of the increase of wages at Lenzoloto in order to align those wages to a greater extent with wages elsewhere in the Irkutsk region; and
- an increase in expenses in the amount of $2 million in U.S. dollar terms due to the appreciation of the rouble against the U.S. dollar.

Cash operating costs

In the six-month period ended 30 June 2006, cash operating costs increased by 72% to $143 million, compared to $83 million in the six-month period ended 30 June 2005. Consumables and spares remained the most significant item of cash operating costs, representing 46% of the total, as compared to 48% in the six-month period ended 30 June 2005. The percentage of labour in the total cash operating costs decreased to 26%, as compared to 30% in the six-month period ended 30 June 2005.

The main factors that caused the increase of cash operating costs in the period ended 30 June 2006 were the following:

- the consolidation of the cash operating costs of Aldanzoloto in the amount of $33 million;
- an increase in the cost of fuel, consumables, spares and utilities at Olympiada mine;
- an increase in labour costs at Lenzoloto; and
- the appreciation of the rouble in relation to the U.S. dollar, that lead to an increase in costs as measured in U.S. dollars by 1%.

Consumables and spares

In the six-month period ended 30 June 2006, consumables and spares cost increased by $26 million to $66 million. This increase was due to the consolidation of consumables and spares cost of Aldanzoloto of $9 million, as well as to a $16 million increase of fuel, consumables and spares cost at the Olympiada mine.

Labour

In the six-month period ended 30 June 2006, labour costs increased by $12 million to $37 million. The increase was due to the consolidation of the subsidiaries in Yakutia acquired in the second half of 2005 in the amount of $6 million, as well as an increase of wages at Lenzoloto.

Mining tax and ecological payments

In the six-month period ended 30 June 2006, mining tax expense and ecological payments increased from $12 million to $18 million, primarily due to the increase in the selling price of gold by 38% compared to the period ended 30 June 2005, as well as to the consolidation of tax of $2 million paid by Aldanzoloto.

Utilities

In the six-month period ended 30 June 2006, utility costs increased by $7 million compared to the six-month period ended 30 June 2005 to $11 million due to the following:

- a 9% increase, as a proportion of the total quantity of ore processed at the Olympiada mine, of sulphide ores, which required a threefold increase in the volume of electricity consumed, resulting in a $1 million increase in utility costs;
- the consolidation of utility costs of $4 million of Aldanzoloto; and
- an increase in prices for fuel, which resulted in an additional $2 million of utility costs throughout the Group.

Other on-mine, concentrating and smelting costs

In the six-month period ended 30 June 2006, other on-mine, concentrating and smelting costs increased to $10 million mainly due to the consolidation of our subsidiaries, Aldanzoloto, SVMC, and YMC, that we acquired in the second half of 2005.

Amortisation and depreciation of operating assets

In the six-month period ended 30 June 2006, amortisation and depreciation charges increased by $15 million, or 75%, to $35 million due to an increase in the depreciable value of property, plant and equipment from $591 million to $1,073 million, which was attributable to the following:

- the consolidation of operating property, plant and equipment of Aldanzoloto, SVMC and YMC in the amount of $371 million, including $272 million of mineral rights, which resulted in additional depreciation and amortisation charges of $6 million; and
- the acquisition of property, plant and equipment and transfers from construction in progress in a total amount of $113 million, which resulted in additional amortisation and depreciation of $9 million.

Increase in metal inventories

In each of the six-month periods ended 30 June 2006 and 30 June 2005 increase in metal inventories amounted to $12 million. In the period ended 30 June 2006, increase in metal inventories was largely attributable to the change in work-in-progress of CJSC Polyus and Lenzoloto, while, in the period ended 30 June 2005, it was mostly due to the inventories of finished gold of CJSC Polyus.

Cost of gold produced

In the first six months of 2006, we produced 502 thousand troy ounces of gold, compared to 429 thousand troy ounces in the first six months of 2005. The table below shows our costs of production per troy ounce of gold for the periods indicated.

	For the six months ended 30 June	
	2005	*2006*
Cost of gold production (U.S. dollars per troy ounce)(1)	237	292
CJSC Polyus	204	213
Lenzoloto(2)	337	533
Yakutia companies(3)	—	497
Cash operating costs (U.S. dollars per troy ounce)(1)	204	260
CJSC Polyus	168	188
Lenzoloto(2)	315	487
Yakutia companies(3)	—	429

(1) Costs are calculated net of revenues derived from by-products of the gold production process.

(2) Includes the costs of production and cash operating costs of GRK Sukhoy Log and CJSC Tonoda.

(3) Comprises YMC, SVMC and Aldanzoloto (acquired in September 2005).

In the six-month period ended 30 June 2006, cost of gold production per troy ounce increased by $55 per troy ounce to $292 per troy ounce, while cash operating costs increased by $56 per troy ounce to $260 per troy ounce, in each case as compared to the six-month period ended 30 June 2005 .

Cost of gold production per troy ounce increased in the six-month period ended 30 June 2006, principally due to the following:

- the consolidation of our newly acquired subsidiaries in Yakutia, Aldanzoloto, SVMC and YMC;
- an increase in cost of fuel, consumables and spares due to the increase in purchase process and increase in usage of these items at Olympiada mine due to the increase in sulphide ore share in the total quantity of ore processed by 9% in 2006; and
- the strengthening of Russian rouble in relation to the U.S. dollar.

Depreciation and amortisation was a significant component of cost of production in the six-month period ended 30 June 2005, totalling $50 per troy ounce.

Gross profit

In the six-month period ended 30 June 2006, gross profit increased by $53 million to $131 million, due to the growth of revenues by $128 million (67%) in the six-month period ended 30 June 2006, compared to the six-month period ended 30 June 2005, which was partly offset by an increase in cost of sales by $75 million (82%) in the six-month period ended 30 June 2006 compared to the six-month period ended 30 June 2005.

Selling, general and administrative expenses

In the six-month period ended 30 June 2006, selling, general and administrative expenses increased by $14 million, or 67%, to $35 million from $21 million in the six-month period ended 30 June 2005. This increase was a result of the spin-off of the Group from Norilsk Nickel in March 2006, and the establishment of an independent company. The increase resulted mainly from the following:

- an increase in payroll costs by $8 million, or 62%, compared to the six-month period ended 30 June 2005, largely as a result of the growth in business activities of our head office, which led to the increase in salaries by approximately $2 million, as well as the consolidation of the payroll cost of our newly acquired subsidiaries in Yakutia in the amount of approximately $2 million and an increase of approximately $3 million in administrative salaries throughout the other companies of the Group;
- an increase in tax payments by $2 million, or 100%, primarily due to increased property tax payments relating to the acquisition of property, plant and equipment;
- an increase in depreciation charge for the six-month period ended 30 June 2006, by approximately $1 million compared to the six-month period ended 30 June 2005 due to the consolidation of the property, plant and equipment of the Yakutia companies;
- an increase in research and development expenses by $1.5 million due to extended geological exploration works at Polyus and Lenzoloto.

Other net operating expenses

In the six-month period ended 30 June 2006, other net operating expenses increased by $1 million to $3 million, as compared to the six-month period ended 30 June 2005. The change was due to an increase by $2 million in provision for impairment of value added tax recoverable, as well as to an increase in provision for impairment of advances to suppliers and other receivables by $2 million, which was partly offset by a reversal of provision for impairment of property, plant and equipment by approximately $2.5 million.

Finance costs

In the six-month period ended 30 June 2006, finance costs increased by $1 million to $3 million, as compared to the six-month period ended 30 June 2005. The increase was primarily due to an increase in the amount of the amortisation of the discount on decommissioning obligations.

Net income from investments

In the six-month period ended 30 June 2006, net income from investments increased by $959 million to $977 million, as compared to the six-month period ended 30 June 2005, due to a gain of $992 million that we recorded on disposal of investments, including a gain of $980 million on the sale of the 20% stake in Gold Fields Ltd. that was held by our subsidiary, Jenington. The higher net income from investments in this period was also attributable to an increase of $54 million in interest and dividends income, which was offset by a $70 million currency exchange loss due to the appreciation of rouble against the U.S. dollar.

Other non-operating expenses

Other non-operating expenses remained unchanged in the six-month period ended 30 June 2006, as compared to the six-month period ended 30 June 2005, and totalled $3 million.

Taxation

The table below shows our provision for taxation for the periods indicated.

	For the six months ended 30 June	
	2005	*2006*
	(millions of U.S. dollars)	
Current taxation	24	37
Deferred taxation	(4)	(4)
Total	**20**	**33**

In the six-month period ended 30 June 2006 current income tax expense increased by $13 million, or 54%, to $37 million from $24 million in the six-month period ended 30 June 2005, primarily due to a $53 million increase in gross profits in the six-month period ended 30 June 2006.

Profit for the period

Profit for the six-month period ended 30 June 2006 increased to $1 billion from $48 million for the six-month period ended 30 June 2005 for the reasons outlined above, including an increase of $959 million in net income from investments.

Results of operations for the years ended 31 December 2005, 2004 and 2003

Factors influencing financial results

The major factors that influenced our financial results in 2005 were as follows:

- an increase in the average realised gold selling price of 10% in 2005;
- more complicated geological conditions at the Olympiada mine, including an increase of the stripping ratio, deepening of the mine slopes and a decrease in gold yield in the ore;
- a 7.7% general price increase in fuel costs and a 7.4% increase in costs of other materials, including chemical reagents;

- the acquisition of gold mining subsidiaries in Yakutia (Aldanzoloto, SVMC and YMC) and the consolidation of their financial results from the date of acquisition in the fourth quarter of 2005; and
- the strengthening of the Russian rouble in relation to the U.S. dollar by 2% based on the annual average exchange rate.

The major factors that influenced our financial results in 2004 were as follows:

- an increase in the average realised gold selling price of 8% in 2004;
- the acquisition of our subsidiaries, Lenzoloto and Matrosov Mine, and the consolidation of their respective financial results from the second quarter of 2004; and
- the strengthening of the Russian rouble in relation to the U.S. dollar by 1% based on the annual average exchange rates.

Gold sales

The table below shows our sales, including volume of gold sold and average realised selling price, for the periods indicated.

	For the year ended 31 December		
	2003	*2004*	*2005*
Gold sold (thousands of troy ounces)	794	1,086	1,049
Gold sales (millions of U.S. dollars)	299	442	473
Average realised gold selling price ($ per troy ounce)	377	407	451

Gold sales increased by $31 million, or 7%, to $473 million in 2005 from $442 million in 2004, largely as a result of:

- an increase in the average selling price of gold in 2005 on domestic markets to $451 per ounce, which represented an increase of 10% compared to 2004; as well as sales to export markets (at an average price of $457 per ounce) following our receipt of an export licence in 2005. Export sales comprised 44% of total sales by volume in 2005; and
- a decrease in volume of sales from 1,086 thousand ounces in 2004 to 1,049 thousand ounces in 2005, due to a decrease in alluvial gold extraction by Lenzoloto, which was partially offset by an increase in gold sales by our newly acquired subsidiaries, Aldanzoloto and SVMC.

Gold sales increased by $143 million, or 48%, to $442 million in 2004 from $299 million in 2003 due to:

- a 37% increase in volume of gold sales as a result of the consolidation of the financial results of Lenzoloto and Matrosov Mine for the last 9 months of 2004; and
- an increase in the average annual selling price of gold of 8% in 2004, as compared to 2003.

The table below shows the volume of sales by the main operating units of the Group for the periods indicated.

Company	*For the year ended 31 December* 2003	2004	2005
	(thousands of troy ounces)		
CJSC Polyus	794	819	794
Lenzoloto[(1)]	—	257	214
GRK Sukhoy Log[(2)]	—	—	12
Matrosov Mine[(3)]	—	10	1
Aldanzoloto and SVMC[(4)]	—	—	28
Total	**794**	**1,086**	**1,049**

(1) Sales by Lenzoloto in 2004 are included from the date of its acquisition on 6 April 2004.

(2) Sales of GRK Sukhoy Log for the years ended 31 December 2004 and 2003 and for the three months ended 31 March 2005 were included in the sales of Lenzoloto prior to the restructuring of Lenzoloto.

(3) Sales by Matrosov Mine in 2004 are included from the date of its acquisition on 6 April 2004.

(4) Sales by Aldanzoloto and SVMC in 2005 are included for the three months from the respective dates of acquisition in September 2005.

Cost of sales

The table below shows a breakdown of the cost of sales for the periods indicated.

	For the year ended 31 December		
	2003	*2004*	*2005*
	(millions of U.S. dollars)		
Cash operating costs	88	193	233
Consumables and spares	33	83	108
Labour	31	64	67
Tax on mining	18	26	30
Utilities	3	12	14
Refining costs	2	3	3
Other on-mine, concentrating and smelting costs	1	5	11
Amortisation and depreciation of operating assets	28	47	45
Increase in metal inventories	(4)	(2)	(11)
Provision for land restoration	—	3	2
Total	**112**	**241**	**269**

In 2005, our cost of sales increased by 12% and totalled $269 million, compared to $241 million in 2004. The key reasons for the growth of our cost of sales in 2005 were the consolidation of the cost of sales of our subsidiaries, Aldanzoloto and SVMC, from the date of their acquisition in September 2005, the appreciation of the rouble against the U.S. dollar and an increase in costs of consumables and spares.

In 2004, our cost of sales increased to $241 million by 115% from $112 million in 2003. The key reasons for the increase were the consolidation of the cost of sales of Lenzoloto and Matrosov Mine from the date of acquisition in April 2004, effect of rouble appreciation against the U.S. dollar and the increase of key cost items, including labour, consumables and spares.

Cash operating costs

In 2005, our cash operating costs increased by 21% and equalled $233 million, compared to $193 million in 2004. Consumables and spares remained the most significant item of cash operating costs, representing 46% of the total, as compared to 43% in 2004. However, the percentage of labour in the total cash operating costs decreased to 29%, as compared to 33% in 2004.

The key reasons for the increase in our cash operating costs in 2005 included:

- an increase in purchase prices for fuel, consumables and spares;
- more complicated geological conditions at the Olympiada mine in 2005, which resulted in an increase of mining and concentrating costs;
- an increase in the proportion of sulphide ore in the total quantity of ore processed by 4% in 2005. The processing of sulphide ore requires twice as much reagents and materials as oxidised ore, and approximately three times more electricity;
- the appreciation of the rouble against the U.S. dollar, which resulted in an increase in costs in U.S. dollar terms; and
- the consolidation of the cash operating costs of our acquired subsidiaries in Yakutia for the fourth quarter of 2005 totalling $13 million.

Cash operating costs increased by 119% from $88 million in 2003 to $193 million in 2004. The key reasons for the increase in cash operating costs in 2004 included:

- the consolidation of the cash operating costs of Lenzoloto from April 2004, amounting to $80 million; and
- the appreciation of the rouble against the U.S. dollar by 6.1% in 2004, which resulted in an increase in costs in U.S. dollar terms totalling $12 million.

Consumables and spares

Consumables and spares cost increased by $25 million to $108 million in 2005, representing 46% of total cash operating costs. This increase was primarily due to an increase in purchase prices for fuel (7.7%) and chemical reagents (7.4%), as well as an increase in fuel and materials usage per ton of ore processed due to more complicated geological conditions.

In 2004, the share of cash operating costs comprising consumables and spares increased to 43% from 38% in 2003, and represented the largest single cash operating cost item. Consumables and spares costs grew by 152%, from $33 million in 2003 to $83 million in 2004. This increase resulted mainly from the consolidation of the consumables and spares costs of Lenzoloto for 9 months of 2004.

Labour

In 2005, labour costs increased by $3 million to $67 million. The increase was due to the consolidation of the subsidiaries in Yakutia that we acquired during 2005, as well as an increase of costs measured in U.S. dollars due to the strengthening of the Russian rouble against the U.S. dollar.

In 2004, labour costs remained one of our most significant cost items accounting for 33% of cash operating costs, as compared to 35% in 2003. Labour costs grew by 106% to $64 million in 2004 from $31 million in 2003. The increase in these costs resulted mainly from the consolidation of Lenzoloto for 9 months in 2004.

Tax on mining

In 2005, tax on mining charges increased by $4 million to $30 million, primarily due to the growth of our gold selling price by 10% compared to 2004.

The increase in tax on mining charges by $8 million to $26 million in 2004 was due to the consolidation of the respective tax charges of Lenzoloto for 9 months and an increase in gold prices.

Utilities

In 2005, utility costs increased by $2 million due to the consolidation of $5 million of utility costs of Aldanzoloto, which was partially offset by a decrease in the utility costs of Lenzoloto by $3 million.

In 2004, utility costs increased from $3 million in 2003 to $12 million, as a result of the consolidation of the respective costs of Lenzoloto for 9 months, the growth of energy tariffs in Russia and the appreciation of the rouble against the U.S. dollar.

Other on-mine, concentrating and smelting costs

In 2005, other cash operating costs, which comprise sundry on-mine, concentrating and smelting costs, increased to $11 million, mainly due to the $5 million growth of those costs in Lenzoloto.

Sundry on-mine, concentrating and smelting costs increased from $1 million in 2003 to $5 million in 2004, primarily as a result of the consolidation of Lenzoloto for 9 months.

Amortisation and depreciation of operating assets

In 2005, amortisation and depreciation charges were $45 million and remained largely unchanged, as compared to 2004. Although we increased our total property, plant and equipment in 2005 as a result of our acquisition of new subsidiaries, this increase in depreciable assets was offset by a decrease in depreciation rates due to our revision of the useful economic lives of our production assets used in the concentrating and smelting of gold. In accordance with IFRS this change was treated as a change in accounting estimate and was accounted for prospectively, without restatement of the prior year numbers.

As a result of the consolidation of the financial results of Lenzoloto and Matrosov Mine from the date of acquisition in the second quarter of 2004 and the appreciation of the rouble against the U.S. dollar, depreciation charges on operating assets increased from $28 million in 2003 to $47 million in 2004.

Increase in metal inventories

In 2005, increase in metal inventories was $11 million against $2 million in year 2004, primarily due to an increase in work-in-process as of 31 December 2005 compared to 31 December 2004.

In 2004, gold stock decreased by $2 million compared with 31 December 2003.

Provision for land restoration

In 2005, we performed a re-estimation, on the basis of updated information, of land restoration costs of all our operating mining assets and increased by $2 million the provision that we had made in 2004 in respect of those costs.

In 2004, we estimated, for the first time, land restoration costs of all our operating mining assets, and recorded a provision in the amount of $2.5 million.

Cost of gold produced

We produced 1,038 thousand, 1,085 thousand and 832 thousand troy ounces of gold in 2005, 2004 and 2003, respectively. The table below shows our costs of production per troy ounce of gold for the periods indicated.

	For the year ended 31 December		
	2003	*2004*	*2005*
Cost of gold production (U.S. dollars per troy ounce)(1)	133	209	244
CJSC Polyus	131	165	196
Lenzoloto(2)	—	346	373
Yakutia companies(3)	—	—	534
Cash operating costs (U.S. dollars per troy ounce)(1)	106	175	206
CJSC Polyus	130	107	159
Lenzoloto(2)	—	319	337
Yakutia companies(3)	—	—	457

(1) Costs are calculated net of revenues derived from by-products of the gold production process.

(2) Acquired in April 2004.

(3) Comprises YMC, SVMC and Aldanzoloto (acquired in September 2005).

In 2005, cost of gold production per troy ounce increased by $35 per troy ounce to $244 per troy ounce, while cash operating costs increased by $31 per troy ounce to $206 per troy ounce.

Cost of gold production per troy ounce increased in 2005, principally due to the following:

- the consolidation of financial results of the newly acquired subsidiaries in Yakutia with higher production costs;
- an increase of purchase prices for fuel and materials;
- the more complicated geological conditions in Olympiada Mine in 2005; and
- the strengthening of Russian rouble in relation to the U.S. dollar.

Depreciation and amortisation was a significant component of cost of production in 2005, totalling $38 per troy ounce.

The cost of production per troy ounce of gold increased by $76 to $209 in 2004. The cash operating cost per troy ounce increased by $69 to $175 in 2004. The production cost per troy ounce of gold increased in 2004 mainly due to the increase in operating costs resulting from the consolidation of the financial results of Lenzoloto and Matrosov Mine from April 2004, and the appreciation of the rouble against the U.S. dollar. In 2004, Lenzoloto had a cost of production per troy ounce of gold of $346, compared to CJSC Polyus's cost of production per troy ounce of gold of $159. A significant part of the unit cost of gold production in 2004 was comprised of the depreciation of non-current assets, representing $34 per troy ounce.

Gross profit

Gross profit was $204 million in 2005, as compared with $201 million in 2004 and $187 million in 2003.

In 2005, our gross profit margin slightly decreased by 2% due to the growth of our cost of sales from $241 million in 2004 to $269 million in 2005. In 2004, our gross profit margin decreased from 63% in 2003 to 45%. This decrease was caused by an increase in cost of sales from $112 million in 2003 to $241 million in 2004 for the reasons outlined above.

Selling, general and administrative expenses

In 2005, selling, general and administrative expenses increased by $28 million, or 88%, to $60 million from $32 million in 2004. This increase in expenses primarily resulted from measures that we implemented in anticipation of becoming an independent, integrated group following the spin-off, and included the following:

- an increase in audit, legal and other professional service costs by $2.1 million (145%), primarily due to the preparation of the information materials relating to the spin-off and the incorporation of the new holding company, Polyus Gold;
- an increase in transportation costs by $2.6 million, or 347%, compared to 2004, due to increased expenses incurred in transporting our seasonal workers to mine sites, costs incurred as a result of direct export sales and increased business trip expenses relating to the formation of the holding company;
- an increase in payroll costs by $13.5 million, or 70%, compared to 2004, which was principally attributable to the growth in business activities of our corporate centre and the restructuring of Limited Liability Company Lenskaya Gold Mining Company ("LZRK"), as well as costs of $1.4 million incurred as a result of the consolidation of newly acquired subsidiaries in Yakutia; and
- an increase in tax payments of $1.4 million, or 42%, primarily due to increased property tax payments relating to the acquisition of property, plant and equipment.

In 2004, selling, general and administrative expenses increased by $15 million to $32 million. The increase in these expenses was attributable to the consolidation of Lenzoloto and Matrosov Mine for 9 months from April 2004, which resulted in an increase in salary costs of $9 million to $20 million. Taxes, excluding mining and income taxes, were approximately $3 million in 2004 and 2003.

Other net operating (expenses)/income

In 2005, other net operating expenses were $25 million, as compared to other net operating income of $10 million in 2004, representing a change of $35 million. The change was mainly due to the following:

- the recognition of impairment of property, plant and equipment of Matrosov Mine, which resulted from our decision to cease underground mining operations at this mine;
- a write-off of construction-in-progress at Lenzoloto of $5 million; and
- the recording of a tax accrual of $2 million in 2005, primarily due to the risk of non-recoverability of value added tax, as compared to reversal of a tax accrual in 2004 of $15 million.

In 2003, we recorded other net operating expenses of $15 million, whereas, in 2004, we generated other net operating income of $10 million. This change resulted from the release of a provision for tax fines and penalties in 2004.

Finance costs

In 2005, finance costs decreased by $7 million to $4 million as a result of a reduction in our external financing requirements due to an increase in our cash and cash equivalents.

In 2004, finance costs were $11 million, including $6 million of interest payable on promissory notes issued to Norilsk Nickel.

Net income from investments

In 2005, our net income from investments increased by $35 million to $52 million, as compared to 2004, mostly due to interest income in the amount of $39 million that we derived from the investment of free cash resources in promissory notes issued by Norilsk Nickel.

Impairment of goodwill on acquisition

In 2004, we recognised impairment of goodwill of $115 million arising from the acquisition of Lenzoloto.

Other non-operating expenses

Other non-operating expenses amounted to $4 million in 2005 and 2004. In 2004, other non-operating expenses grew by $2 million to $4 million, partly as a result of the acquisition of subsidiaries which held their own social infrastructure.

Taxation

The table below presents our provision for taxation for the periods indicated.

Company	*For the year ended 31 December* 2003	2004	2005
	(millions of U.S. dollars)		
Current taxation	50	52	60
Deferred taxation	(3)	5	(9)
Total	**47**	**57**	**51**

In 2005, current income tax expense increased by $8 million, or 15%, from $52 million in 2004 to $60 million in 2005, primarily due to the following:

- an increase in current income tax expense of $6 million due to an increase in gold sales in 2005 as a result of increased selling prices, with a consistent ratio of taxable profit to sales revenue in both years; and
- an increase in current income tax of Lenzoloto of $2 million, resulting from Lenzoloto selling shares and interests in subsidiaries to our other subsidiary, LZRK, as part of an internal restructuring, which resulted in a taxable income of $9 million.

Deferred tax benefit was $9 million in 2005 compared to deferred tax expense of $5 million in 2004. The 2005 benefit resulted from tax effect of impairment of property, plant and equipment recorded in the amount of $11 million at Lenzoloto and Matrosov Mine. The benefit was partially offset by deferred tax expense of $3 million.

Tax expense increased from $47 million in 2003 to $57 million in 2004 due to:

- an increase in our taxable profit; and
- a change in our deferred tax position due to the revaluation of property, plant and equipment of our newly acquired subsidiaries, Lenzoloto and Matrosov Mine.

Profit for the year

Profit for the year increased to $112 million in 2005 from $9 million in 2004 for the reasons outlined above.

Profit for the year decreased to $9 million in 2004 from $113 million in 2003, primarily due to the recognition of impairment of goodwill of $115 million arising on the acquisition of Lenzoloto.

Balance sheet as of 30 June 2006 and 31 December 2005, 2004 and 2003

The following is a discussion of some of our selected balance sheet items as of 30 June 2006 and 31 December 2005, 2004 and 2003.

Property, plant and equipment

As of 30 June 2006, the net book value of our property, plant and equipment totalled $1,073 million, as compared to $1,008 million as of 31 December 2005. The increase in net book value by $65 million, or 7%, was primarily due to the acquisition of property, plant and equipment and transfers from construction-in-progress in a total amount of $45 million, as well as the effects of translation from our functional currency into our presentation currency of $73 million. This increase was partly offset by disposals of property, plant and equipment for a total of $4 million and an amortisation and depreciation charge for the period of $40 million.

As of 31 December 2005, the net book value of our property, plant and equipment totalled $1,008 million, as compared to $563 million as of 31 December 2004. The increase in net book value by $445 million, or 79%, was primarily due to the following:

- the consolidation of the subsidiaries that we acquired in 2005, which resulted in an increase of consolidated property, plant and equipment of $424 million, including $327 million of mineral rights;
- the acquisition of property, plant and equipment in the amount of $47 million and transfers from capital construction progress of $20 million;

- the recognition of exploration and evaluation assets in the amount of $32 million; and
- an increase in decommissioning assets in the amount of $27 million.

These increases were partially offset by the disposal of property, plant and equipment in the amount of $18 million (net of accumulated depreciation of $3.5 million), including upon the disposal of subsidiaries, the effect of translation from our functional currency into our presentation currency of $25 million, and a depreciation charge for 2005 of $56 million.

As of 31 December 2004, the net book value of our property, plant and equipment was $563 million, compared to $267 million as of 31 December 2003. This increase was mainly due to:

- the consolidation of the property, plant and equipment of the acquired subsidiaries, Lenzoloto and Matrosov Mine, totalling $260 million;
- the commissioning of capital construction-in-progress projects during the year totalling $24 million that were transferred to property, plant and equipments, as well as other direct additions totalling $29 million;
- the recognition of exploration and evaluation assets of $13 million; and
- the effects of translation from our functional currency to our presentation currency, totalling $23 million.

The increase in the net book value of our property, plant and equipment in 2004 was partly offset by the amortisation and depreciation charge for the year of $52 million.

Investments in securities and other financial assets

As of 30 June 2006, investments in securities and other financial assets decreased by $1,004 million to $1,230 million from $2,234 million as of 31 December 2005. The decrease was mainly due to the disposal of equity investments available for sale, including a 20% stake in Gold Fields (with a market value of $1,736 million as of 31 December 2005) and a decrease of $213 million in promissory notes receivable, which was partly offset by an increase of $929 million in deposits and securities held for trade.

As of 31 December 2005, investments in securities and other financial assets totalled $2,234 million, as compared to $397 million as of 31 December 2004. The increase of $1,837 million was mainly due to our acquisition in May 2005 of 100% of the shares in Jenington, the holder of a 20% stake in Gold Fields, and the increase in the market value of that stake in Gold Fields to $1,736 million by 31 December 2005. Jenington sold its stake in Gold Fields in March 2006 for net proceeds of $1.93 billion.

As of 31 December 2004, investments in securities and other financial assets were $397 million, compared to $114 million as of 31 December 2003. The increase was largely attributable to an increase in promissory notes receivable issued by Norilsk Nickel and totalling $280 million and increases, each totalling $1 million, in equity securities available-for-sale and a long-term receivable.

Inventories

As of 30 June 2006, the total value of inventories, comprising refined gold, work-in-progress and stores and materials, was $145 million, as compared to $124 million as of 31 December 2005. The increase in inventories was due to an increase in work-in-progress and stores and materials of Lenzoloto by $9 million, an increase of $7 million in work-in-progress of Polyus and an increase of $5 million in materials and spare parts that we purchased to maintain property, plant and equipment of Aldanzoloto.

As of 31 December 2005, the total value of inventories, comprising refined gold, work-in-process and stores and materials, was $124 million, as compared to $70 million as of 31 December 2004. The increase in inventories was mainly due to the increase in the value of fuel and materials of $25 million due to the acquisition of spare parts for property, plant and equipment that we acquired in 2005 and a growth in fuel prices, as well as an increase of $19 million as a result of the consolidation of subsidiaries in 2005.

As of 31 December 2004, inventories of refined metal, work-in-process and stores and materials were $70 million, compared to $27 million as of 31 December 2003. The increase was mainly due to increases in the following items as a result of the consolidation of Lenzoloto and Matrosov Mine:

- stores and materials by $38 million to $57 million;
- work-in-process by $5 million to $11 million; and
- refined metal inventory by $1 million.

Advances to suppliers and other receivables

As of 30 June 2006, advances to suppliers and other receivables totalled $43 million, as compared to $25 million as of 31 December 2005. This increase was mainly attributable to capital construction at Olimpiada, which resulted in a $13 million increase in advances to equipment and other suppliers, as well as an increase of $2 million in advances to suppliers of Aldanzoloto due to purchases of materials and spare parts to maintain required production capacity.

As of 31 December 2005, advances to suppliers and other receivables totalled $25 million, as compared to $12 million at 31 December 2004. The increase was mainly due to the consolidation of receivables of $10 million of the newly acquired subsidiaries in Yakutia and the disposal of shares in OJSC Bank of Moscow with a deferred payment of $2 million.

As of 31 December 2004, advances to suppliers and other receivables were $12 million, compared to $3 million as of 31 December 2003. The increase was mainly attributable to increases, following the consolidation of Lenzoloto and Matrosov Mine, in advances to suppliers of $6 million and other receivables from non-mining activities of $11 million. These increases were partially offset by an increase in the growth of provision for doubtful debts of $7 million.

Cash and cash equivalents

As of 30 June 2006, cash and cash equivalents equalled $1,616 million, as compared to $28 million as of 31 December 2005. The increase was due to cash proceeds of $1,925 million from the sale of a 20% stake in Gold Fields, as well as cash proceeds of approximately $360 million from Norilsk Nickel in the course of the spin-off.

As of 31 December 2005, cash and cash equivalents were $28 million, as compared to $13 million at 31 December 2004. This change was due to increases of cash in current bank accounts and in bank deposits by $13 million and $6 million, respectively, which was partly offset by a decrease of $3 million in letters of credit and other cash and cash equivalents.

As of 31 December 2004, cash and cash equivalents were $13 million, compared to $4 million as of 31 December 2003. The increase was mainly due to an increase in letters of credit and cash in current bank accounts as a result of an increased volume of sales at higher prices.

Trade and other payables

As of 30 June 2006, trade and other payables totalled $69 million, as compared to $50 million as of 31 December 2005. The increase in trade and other payables by $19 million was primarily due to an increase of $14 million in wages and salaries payable, including $8 million of accrued reserves for long-service and year-end bonuses at Lenzoloto.

As of 31 December 2005, trade and other payables totalled $50 million, as compared to $36 million as of 31 December 2004. The growth in trade and other payables by $14 million resulted from an increase in purchases due to a higher level of capital construction activities.

As of 31 December 2004, trade and other payables were $36 million, compared to $7 million as of 31 December 2003. The increase was mainly due to increased business arising from the consolidation of Lenzoloto and Matrosov Mine in 2004.

Share capital and reserves

As of 30 June 2006, share capital and reserves totalled $3,893 million (including minority interests in the amount of $28 million), as compared to $3,138 million (including minority interests in the amount of $30 million) as of 31 December 2005. The increase of share capital and reserves was primarily due to a cash contribution from Norilsk Nickel in the amount of approximately $360 million in the course of the spin-off, as well as to a profit for the period of $1,035 million, which was partially offset by a write-off in the amount of $817 million of the revaluation reserve in relation to a 20% interest in Gold Fields due to the sale of that interest.

As of 31 December 2005, share capital and reserves totalled $3,138 million (including minority interests in the amount of $30 million), as compared to $979 million (including minority interests in the amount of $44 million) as of 31 December 2004. The main reasons for the increase were:

- an issue of ordinary shares by CJSC Polyus to Norilsk Nickel, which increased the share capital by $1,300 million;

- an increase of $817 million in the valuation of investments available-for-sale, which was primarily attributable to shares in Gold Fields; and
- profit for the period of $113 million.

As of 31 December 2004, share capital and reserves were $979 million (including minority interest of $44 million), compared to $374 million as of 31 December 2003. The growth of shareholder's equity was mainly due to the issue of ordinary shares totalling $499 million, a net increase in minority interest of $48 million in subsidiaries acquired, the effect of the translation to our presentation currency totalling $49 million and profit for 2004 of $14 million.

Liquidity and capital resources

In addition to financing our existing operations, our liquidity and capital resource requirements arise principally from the need to finance the acquisitions of strategic assets, as well as to investments in property, plant and equipment. In general, we have been able to meet most of our liquidity needs in the periods under review through net cash inflow from operating activities and the net proceeds from the placement of additional shares.

Net cash inflow/(outflow) from operating activities

Cash provided by operating activities primarily is calculated as net profit for the period adjusted for certain non-cash items, including depreciation, amortisation and other items, and the effect of changes in working capital.

Net cash inflow from operating activities in the six-month period ended 30 June 2006 was $35 million, compared to a net cash outflow from operating activities of $14 million in the six-month period ended 30 June 2005. This change was primarily attributable to an increase of $128 million in gold sales in the six months ended 30 June 2006, which was partially offset by a $60 million increase in cash operating costs and a $14 million increase in payments relating to selling, general and administrative expenses.

Net cash inflow from operating activities decreased by $75 million to $52 million in 2005 from $127 million in 2004. This decrease in net cash inflow resulted from the following:

- an increase of $14 million in cash costs included in the value of work-in-process. As of 31 December 2005, cash spent to create work-in-process during 2005 had not yet been offset with cash proceeds from sale of the finished goods;
- an increase in cash operating costs of $40 million;
- an increase in payments related to selling, general and administrative expenses in terms of cash by $28 million; and
- an increase in cash costs included in the value of inventory (fuel, spare parts, materials) by $25 million. This increase was mainly due to purchases of spare parts for the property, plant and equipment acquired during 2005, as well as higher purchase prices and an increase in the volume of fuel and materials consumed as a result of processing higher volumes of ore.

These increases in cash operating costs were partially offset by an increase in gold sales in the amount of $31 million in 2005, as compared with 2004.

In 2004, net operating cash inflow decreased by $20 million to $127 million, as compared to 2003. This decrease was due to a higher cash outflow related to significant increase in the amounts of interest and income tax paid.

Net cash provided by investing activities

In the six-month period ended 30 June 2006, net cash inflow from investing activities was $1,185 million, as compared to a net cash outflow from investing activities of $1,264 million in the six-month period ended 30 June 2005. The overall change in net cash flow from investing activities by $2,449 million resulted from the following:

- in March 2006, our subsidiary, Jenington, disposed of its shares in the South African gold mining company, Gold Fields, for $1,925 million. We had acquired Jenington for $945 million in May 2005;
- in the six months ended 30 June 2005, in addition to Jenington, we acquired shares in other subsidiaries for a total amount of $30 million, including shares in OJSC "Pervenets" ("Pervenets") for $26 million and shares in Matrosov Mine for $4 million;

- in the six months ended 30 June 2006, we received a dividend in the amount of $6 million for the year 2005 from Gold Fields; and
- we spent $83 million in the six months ended 30 June 2006 on investments in property, plant and equipment, representing a 32% increase as compared to the six months ended 30 June 2005.

During 2005 and 2004, we invested cash mainly in the acquisition of subsidiaries, property, plant and equipment, securities and other financial assets.

Cash used in investing activities increased by $714 million from $593 million in 2004 to $1,307 million in 2005. This increase was primarily due to the following:

- the acquisition for $945 million of 100% of the shares in Jenington, the holder of 20% of the shares in Gold Fields; and
- an increase in the amount invested in the acquisition of property, plant and equipment by $76 million from $70 million in 2004 to $146 million in 2005.

These increases were partially offset by a decrease in the amounts invested in the acquisition of subsidiaries by $118 million from $271 million in 2004 to $153 million in 2005, as well as a decrease in amounts used to purchase promissory notes and other financial assets by $143 million from $756 million in 2004 to $613 million in 2005.

In 2004, net cash outflow from investing activities increased to $593 million from $145 million in 2003. The 2004 net cash outflow included capital investment in the acquisition of property, plant and equipment, totalling $70 million, the acquisition of subsidiaries for a total of $271 million and the purchase of promissory notes issued by Norilsk Nickel for $756 million, which was partially offset by proceeds in the amount of $504 million from the sale of promissory notes issued by Norilsk Nickel.

Net cash from financing activities

Net cash inflow from financing activities decreased from $1,275 million in the six months ended 30 June 2005 to $348 million in the six months ended 30 June 2006.

Net cash inflow from financing activities for the six months ended 30 June 2006 derived from the cash contribution of approximately $360 million made to us by Norilsk Nickel in connection with the spin-off, which was partly offset by a repayment of promissory notes by Aldanzoloto and SVMC in the amount of $11 million and a repayment of $1 million of finance lease obligations. In the six months ended 30 June 2005, net cash inflow was primarily attributable to the proceeds from an issue of shares by CJSC Polyus in the amount of $1,300 million to our former sole shareholder, Norilsk Nickel, which was partly offset by a $28 million repayment of short-term debt.

The main source of cash inflows from financing activities both in 2005 and 2004 was the proceeds of share issuance. In 2005, proceeds from share issuance amounted to $1,300 million, compared to $499 million in 2004.

In 2004, net cash inflow from financing activities was $471 million, comprising the following:

- proceeds received from the issue of ordinary shares amounting to $499 million and proceeds received from short-term borrowings amounting to $172 million, resulting in a total cash inflow of $671 million; and
- repayments of short-term borrowings (totalling $196 million) and obligations under finance leases (totalling $2.6 million), representing an aggregate cash outflow of $200 million.

There were no financing activities in 2003.

Borrowings

The following table sets forth our borrowings as at the dates indicated.

	As of 31 December 2003	2004	2005	As at 30 June 2006
	(millions of U.S. dollars)			
Short-term borrowings	—	35	23	12
Current portion of obligations under finance lease	—	1	3	3
Long-term debt borrowings	—	4	—	—
Long-term obligations under finance lease	—	4	4	3
Total	—	**44**	**30**	**18**

Short-term borrowings

In the periods under review, we entered into a number of rouble- and foreign currency-denominated loan agreements.

The total amount of loans outstanding as of 30 June 2006 amounted to $12 million, as compared to $23 million as of 31 December 2005 and $35 million as of 31 December 2004.

Rouble-denominated short-term borrowings outstanding as at 30 June 2006 amounted to $3 million and bore interest at rates varying from 5.1% to 15.5% per annum. These short-term borrowings included $1 million in promissory notes, which bore interest of 10.8% per annum. U.S. dollar-denominated short-term borrowings outstanding as at 30 June 2006 amounted to $9 million and bore interest at rates varying from 8% to 16.5% per annum.

Rouble-denominated short-term borrowings outstanding as at 31 December 2005 amounted to $14 million and bore interest at rates varying from 14% to 15.5% per annum. These short-term borrowings included $12 million in promissory notes issued to Norilsk Nickel, which bore interest of 14% per annum. U.S. dollar-denominated floating rate short-term borrowings outstanding as at 31 December 2005 amounted to $9 million and bore interest at rates varying from 8% to 16.5% per annum.

Rouble-denominated short-term borrowings outstanding as at 31 December 2004 amounted to $30 million and bore interest at rates varying from 10% to 20% per annum. U.S. dollar-denominated floating rate short-term borrowings outstanding as at 31 December 2004 amounted to $5 million and bore interest at rates varying from 6% to 10% per annum.

Long-term obligations under a finance lease

We had the following long-term obligations under a finance lease in the periods indicated:

	As of 31 December 2003	2004	2005	As at 30 June 2006
	(millions of U.S. dollars)			
Total obligations under finance lease	—	5	7	6
Less: Current portion repayable within one year and shown under current liabilities	—	(1)	(3)	(3)
Net long-term obligations under finance lease	—	**4**	**4**	**3**

The weighted average interest rate implied in calculating the present value of finance lease was 12% in the six months ended 30 June 2006, 12% in 2005 and 9.5% in 2004.

The table below shows amounts payable under finance leases as at the dates indicated:

	As at 31 December					
	2004		*2005*		*As at 30 June 2006*	
	Gross value(1)	*Present value*	*Gross value*(1)	*Present value*	*Gross value*(1)	*Present value*
			(millions of U.S. dollars)			
Amounts payable under finance leases:	6	5	8	7	7	6
Within one year (shown under current liabilities)	1	1	3	3	3	3
In the second to fifth years inclusive (shown under non-current liabilities)	5	4	5	4	4	3
Less: future finance charges	(1)	—	(1)	—	(1)	—
Present value of lease obligations	5	5	7	7	6	6

(1) Gross value is inclusive of finance charges.

Our obligations under these finance leases as at 30 June 2006 were secured by lessor's title to the leased assets.

Capital expenditures

We currently estimate that, assuming our current business plans are fully implemented, we will be required to make approximately $3.4 billion in capital investments from 2006 through 2015. The actual amount of capital investments to be made will depend on the development projects to be undertaken and future market conditions. We are currently considering how to fund this planned capital expenditure, including through a possible subscription of our shares by our shareholders, and external debt and/or equity financing. This figure does not include expenditures relating to future acquisitions.

This capital investment programme will be subject to a variety of uncertainties, including changes in economic conditions, any reductions in our cash flows, delays in completion, cost overruns and defects in design or construction. If we are unable to generate this cash through our operations or through external sources, such investments may not be completed on schedule or at all.

We had the following capital expenditure for the periods indicated.

	As of 31 December			*As at 30 June*
	2003	*2004*	*2005*	*2006*
		(millions of U.S. dollars)		
Maintenance of property, plant and equipment	n/a	26	30	15
Expansion of property, plant and equipment	n/a	55	117	77.7
including:				
pit extension and construction of plant 3 at Olympiada Mine	n/a	13	59	34
exploration & evaluation asset at Matrosov Mine	n/a	9	25	10
other exploration & evaluation assets	n/a	5	7	8
Zapadny plant modernisation	n/a	-	6	0.7
expansion of production at Aldanzoloto	n/a	-	-	2
other	n/a	25	20	23
Total	17	78	147	92.7

The principal item of capital expenditure in 2004, 2005 and the first six months of 2006 comprised investments in the construction of a third extraction plant at our Olympiada deposit. This plant is expected to be operational in 2007. See "Business – Gold production and refining – Olympiada – Processing of ores".

Critical accounting estimates and judgements

In the process of applying accounting policies, the Group makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgements which are based on historical experience, current and expected economic conditions, and all other available information. Due to the inherent uncertainty in making those estimates and assumptions, actual results reported in future periods could differ from those estimates.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

Held-to-maturity investments

The Group follows IAS 39 "Financial Instruments: Recognition and Measurement" guidance on classifying promissory notes with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgement. In making this judgement, management evaluates its intention and ability to hold these promissory notes to maturity.

If the Group fails to keep these promissory notes to maturity other than for the specific circumstances explained in IAS 39, it will be required to reclassify the whole class as available-for-sale. The investments would therefore be measured at fair value, and not amortised cost.

Useful economic lives of property, plant and equipment

Management assesses the useful economic lives of property, plant and equipment considering current technical condition of assets, the volume of remaining recoverable ore reserves or the remaining mining lease period and potential changes in technology and demand.

Exploration and evaluation assets

Management's judgement is involved in the determination of whether the expenditures which are capitalised as exploration and evaluation assets will be recouped by future exploitation or sale. Determining this, management estimates the possibility of finding recoverable ore reserves related to a particular area of interest unless evaluation activities have reached a stage that permits a reasonable assessment of the existence of commercially recoverable ore reserves.

Impairment of assets

The Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. In making the assessment for impairment, assets that do not generate independent cash flows are allocated to an appropriate cash-generating unit. Management necessarily applies its judgement in allocating assets that do not generate independent cash flows to appropriate cash-generating units, and also in estimating the timing and value of underlying cash flows within the value in use calculation. Subsequent changes to the cash-generating unit allocation or to the timing of cash flows could impact the carrying value of the respective assets.

Initial accounting for acquisition of subsidiaries

The initial accounting for acquisition of subsidiaries involves determining the fair values to be assigned to the identifiable assets, liabilities and contingent liabilities of the acquired companies and the cost of acquisition. When initial accounting can be determined only provisionally by the end of the period in which acquisition is effected, the Group accounts for the acquisition using provisional values. Significant management's judgements and estimates are involved in determining the provisional values of assets, liabilities and contingent liabilities of the acquired companies. Adjustments to those provisional values as a result of completing the initial accounting for acquisitions in the following accounting periods might be material.

Taxation

Judgements are required in determining current income tax liabilities. The Group recognises liabilities for taxes based on estimates of whether additional taxes will be due. Where the final outcome of various tax matters is different from the amounts that were initially recorded, such differences will impact income tax and deferred tax provisions in the period in which such determination is made.

Environmental obligations

The Group's mining and exploration activities are subject to various environmental laws and regulations. The Group recognises management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Disclosures about Market Risks

Credit risk

Our exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform its contractual commitments to us, which may result in us incurring losses.

Although we currently sell a significant portion of our gold production to a related party, Rosbank, and have only two other customers, we are not economically dependent on these customers because of the high level of liquidity in the gold commodity market in the Russian Federation and internationally. As a result of the payment terms that we typically agree with our customers, management believes that our level of exposure to credit risk is not significant.

Foreign currency risk

Our functional currency is the rouble, whereas our presentation currency is the U.S. dollar. In addition, most of our operating costs are incurred in roubles, while all of our revenues are correlated with U.S. dollar-denominated gold prices on the international commodities markets. Therefore, we are exposed to risks arising from fluctuations in the exchange rate between the rouble and the U.S. dollar. This exchange rate has fluctuated significantly in the past ten years, and, following a general decline in its value in the 1990s, the rouble has appreciated against the U.S. dollar since 2003.

A decline in the value of the U.S. dollar relative to the rouble has an adverse affect on our profitability as a result of the decrease in its U.S. dollar revenues relative to our rouble-denominated operating costs. Conversely, an increase in the value of the U.S. dollar relative to the rouble has a positive effect on our operating margins. We are also subject to risk arising from foreign currency exchange rate fluctuations due to our foreign currency denominated assets and liabilities.

For periods under discussion, the functional currency of the consolidated financial statements (roubles) are translated into the presentational currency (U.S. dollars). As a result of these translation procedures, a cumulative translation adjustment loss of $64.7 million and a cumulative translation adjustment gain of $49.0 million as at December 31, 2005 and 2004, respectively, which account for such translation gains and losses, was recorded directly in shareholders' equity.

We do not currently enter into foreign currency derivative transactions to offset our currency risk.

Interest rate risk

We are exposed to interest rate risk on our short-term loans and borrowings. See "Liquidity and capital resources – Borrowings". Although these borrowings bear a fixed rate of interest, we are exposed to changes in the applicable interest rate upon the refinancing of these loans and borrowings. We may also consider additional borrowings in future in order to provide funds for the implementation of our business strategy. Increases in interest rates would increase the cost of new debt, as well as the debt servicing costs of existing borrowings.

We do not currently use financial instruments, such as interest rate swaps or forward rate contracts, to manage our interest rate exposure.

Commodity price risk

Our operating results and financial condition depend largely on the price of gold. The prices for the gold that we sell to both Russian and international customers are established by reference to the spot price for gold on the international commodities prices for the relevant quotation period. The price of gold has been subject to significant volatility in the past, and prices continue to be affected by global market conditions and macroeconomic trends. See "– Significant Factors Affecting Our Results of Opinions – Price of gold in the international commodity markets".

We do not enter into any forward or hedging contracts or other financial instruments to offset our commodity price risk.

GOLD INDUSTRY

Global Gold Industry Overview

Gold has been used to store value and produce jewellery since ancient times. Gold remains a popular investment tool and is widely used for the fabrication of jewellery. Due to its qualities of malleability, ductility, reflectivity, resistibility to corrosion and excellent thermal and electric conductivity, gold also finds use in a wide variety of industrial applications.

Gold Production

Gold deposits are located throughout the world. South Africa has the world's largest reserve base, followed by Russia, Australia, China, Peru, the United States and Canada. South Africa is also the world's largest producer, with a total output of 9.6 million ounces in 2005, followed by Australia (8.5 million ounces), the United States (8.4 million ounces), China (7.2 million ounces), Peru (6.7 million ounces) and Russia (5.4 million ounces). In recent years, gold mine production has declined in South Africa, Australia, the United States and Canada, although this trend has been more than offset by increases in other regions, in particular China, Russia, Latin America and Indonesia.

The gold industry is relatively concentrated, as compared to certain other metallurgical industries, with the top ten producers accounting for 45% of production in 2005. There has recently been some further consolidation in the industry, including Barrick's acquisition of its fellow-Canadian miner, Placer Dome, in March 2006. The largest producers are based in South Africa, the United States, Canada and Australia.

Supply and Demand

The amount of gold produced in any single year constitutes only a very small portion of the total potential supply of gold, and, as a result, variations in global production levels do not generally have a material impact on supply or prices. Substantial reserves of gold are held by central banks, as well as private financial institutions, industrial organisations and private individuals, and any decision to sell such reserves may significantly increase the supply of gold. The risk of an excess of supply has been mitigated to some extent by the central bank gold agreement that The European Central Bank and 14 other central banks renewed in 2004. This agreement sets a limit on gold sales by those central banks for a term of 5 years. In addition, a significant proportion of gold supply derives from scrap. In 2005, total gold supply was estimated at 128.5 million ounces which was 6.1% higher than in 2004. Gold supply from mines in 2005 grew by 1 million ounces, compared to 2004, to 80.2 million ounces. Sales from government reserves increased by 40.8% to 21 million ounces. Inflow of gold scrap also increased, rising to 27 million ounces compared to 26.8 million ounces in 2004.

The demand for gold derives primarily from central banks and investors, as well as manufacturers of jewellery and industrial users, such as the electronics sector. In addition, there has been some increase in demand in recent years as a result of the repurchase by producers, in response to increasing prices, of gold that they had previously hedged to mitigate the effects of declining prices. In 2005, investment in gold increased, largely in response to concerns over the U.S. trade deficit and the relative weakness of the U.S. dollar. Demand from the jewellery industry also increased by 4.6% to 88.1 million ounces from 84.2 million ounces in 2004, although this demand declined significantly in the second half of 2005 in response to rising gold prices. These increases in demand were offset to some extent by the considerable reduction of gold sold under hedge contracts in 2005 to 6.3 million ounces, as compared with 13.7 million ounces in 2004, in response to rising gold prices.

Pricing

In addition to supply and demand dynamics of the gold markets, the price of gold is affected by many other factors, including global economic conditions, sales and purchases by central banks or other large holders or dealers, speculative trading, currency exchange rates and inflation and interest rates. In 2005, the average annual price for gold increased by 8.3% to $444 per ounce, recording a high of $537 per ounce on 12 December 2005. The average price in the first six months of 2006 was $611, and there is some expectation that pricing levels may be sustained in 2007 by demand from investors seeking to mitigate the effects of a further weakening of the U.S. dollar against a background of interest rate increases and the growth of the U.S. budgetary deficit. Prices may also be supported by inflationary pressures arising from

increased energy prices, although this trend has also increased operating costs for producers. The positive pricing indicators may be offset to some extent by the increase in global mine production, particularly if recent increases in jewellery demand in India and China are not sustained.

The Russian Gold Industry

Russia is the sixth largest gold producer in the world and in terms of levels of reserves is second only to South Africa. Following a decline in production levels in the 1990s, Russian gold production increased from 143 tonnes in 2000 to 177 tonnes in 2003. Gold production subsequently decreased slightly in 2004 and 2005 to 174 tonnes and 168 tonnes, respectively, as a result of the depletion of certain existing gold reserves, largely due to the reduction of exploration and deposit development projects in the 1990s. Russian gold production in 2005 primarily comprised mined gold (90.5% of gold production or 4.9 million ounces), as well as by-product gold (6.6% of gold production or 0.4 million ounces) and scrap (2.9% of gold production or 0.2 million ounces). The rate of gold production in Russia has begun to increase again in the first six months of 2006. Russian refining plants received 1.8 million ounces of mined preliminary and by-product gold and gold scrap in the first six months of 2006, an increase of 2.9% as compared with the first six months of 2005.

The Russian gold industry remains fragmented. Polyus Gold is the largest producer in Russia in terms of production volume, producing approximately 19% of total Russian gold output in 2005, followed by Peter Hambro, with 0.2 million ounces of gold or 4.6% of total gold output in 2005.

The following table shows the volumes of gold production of the principal gold mining companies in Russia in 2005.

Producer	*Gold Produced (millions of ounces)*
CJSC Polyus	1.0
Peter Hambro	0.2
Polymetal	0.2
Bema Gold (Russian assets)	0.2
Highland Gold	0.2
Kinross Gold (Russian assets)	0.1
High River Gold	0.1

Source: Russian Union of Gold Producers

BUSINESS

Overview

We are the largest gold producer in Russia in terms of production volume, according to the Russian Union of Gold Producers, and one of the world's leading gold producers. We develop and mine hard rock gold and alluvial gold deposits, with operations in five regions in Russia. We produced 1,038,000 troy ounces of gold, or about 19% of total Russian gold production, in 2005. The mine life of our mineral resource base is estimated to amount to approximately 25-30 years of hard rock gold and approximately 10 years of alluvial gold. As of and for the year ended 31 December 2005, we had total sales of $473.2 million and operating profit of $119.0 million ($297.3 million and $92.9 million, respectively, in the six months ended 30 June 2006), and total assets of $3.6 billion and shareholders' equity of $3.1 billion ($4.4 billion and $3.9 billion, respectively, as of 30 June 2006).

Our gold mining assets include the Olympiada gold ore deposit, which is one of the largest gold deposits in Russia. Our major assets are:

- In the Krasnoyarsk region – the large Olympiada deposit as well as Blagodatnoye, Titimukhta, Tyrada, Olenye, Razdolinsky, Zyryanovsky, Kvartsevaya Gora and Panimba fields;
- In the Irkutsk region – Zapadnoye, Verninskoye, Pervenets, Chertovo Koryto and Mukodek goldfields as well as 115 alluvial deposits;
- In the Magadan region – the large Natalka deposit, the smaller Degdekan, Vostochnoye and Omchak fields and the recently acquired Chai-Yuriinskaya field;
- In the Republic of Sakha (Yakutia) – the Kuranakh ore body, Kyutchus field and Pinigin field (for which issuance of the exploration licence is pending) as well as a 92.74% interest in the large Nezhdaninskoye field; and
- In the Amur region – the Bamskoye gold field, Nevachanskaya exploration area and Apsakan prospecting area (for which issuance of the exploration licence is pending).

We have embarked on an intensive growth and development programme, with the goal of becoming one of the world's top five gold mining companies by 2015 in terms of production, reserves and capitalisation. We believe that we have the leading exploration budget in the Russian gold industry. In 2005, we obtained the state registration of the Blagodatnoye reserves, one of the largest Russian exploration projects in the last 10 years, and we doubled our reserves to 1,758 tonnes based on the Russian $B + C_1 + C_2$ system of classification.

Polyus Gold was formed as a result of the spin-off by Norilsk Nickel of its gold-mining business. In the course of the spin-off, Norilsk Nickel transferred to us its shares in CJSC Polyus, through which it held its gold-mining business, together with cash in the amount of RUR 10 billion (approximately $360 million). The spin-off was completed on 17 March 2006.

Development of Polyus Gold

CJSC Polyus, now a wholly-owned subsidiary of Polyus Gold, holds various gold mining assets in the Krasnoyarsk and Amur regions of Russia, and, in 2002, it was acquired by Norilsk Nickel from a private individual. In 2004, CJSC Polyus completed the acquisition of a controlling interest in the Russian gold mining companies, Lenzoloto (in the Irkutsk region of Russia) and Matrosov Mine (in the Magadan region of Russia), and has subsequently increased its stake in both companies. Lenzoloto was subsequently restructured through the transfer of certain of its assets to LZRK, a newly-established subsidiary of CJSC Polyus. In February 2005, CJSC Polyus acquired further assets in the Amur region of Russia, and, in August-September 2005, CJSC Polyus further expanded its gold mining assets through the acquisition of Aldanzoloto, YMC and SVMC in the Sakha Republic (Yakutia) region in Russia. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant Factors Affecting Our Results of Operations – Acquisitions and disposals of gold mining assets and prospective gold mining assets". In 2005, as a result of those acquisitions, CJSC Polyus increased its production of gold to 1,038,000 troy ounces, as compared to 832,000 troy ounces in 2003, and, in terms of production, was Russia's largest gold mining company. In addition, we have acquired various licences for exploration and production at deposits in Russia. See "— Reserves, resources and licences".

In May 2005, CJSC Polyus acquired from Norilsk Nickel indirect ownership of a 20% stake in Gold Fields, the world's fourth-largest gold producer, through the acquisition of 100% of the issued and outstanding shares in Jenington. In March 2006, Jenington sold this stake in Gold Fields for net proceeds of $1.93 billion.

On 24 March 2006, Norilsk Nickel transferred all of the shares of CJSC Polyus, together with its subsidiaries, and on or about this date it also made a cash contribution of RUR 10 billion (approximately $360 million), to Polyus Gold, a newly-formed Russian open joint stock company, as part of the spin-off. The Shares were admitted to listing and trading on the RTS Stock Exchange and the MICEX Stock Exchange in May 2006. On 10 July 2006 Polyus Gold's Level 1 ADR Programme was established following receipt of the FSFM approval in June 2006.

Strategy

Our development strategy focuses on three key aspects: development of existing deposits, geological exploration and acquisition of new assets. By following this strategy, we intend to grow by 2015 to one of the world's five largest gold mining companies in terms of production, reserves and market capitalisation.

In furtherance of this strategy, we intend to implement the following investment, development and other programmes:

- Further exploration and re-evaluation of existing deposits;
- Large scale exploration to discover new deposits;
- Acquisition of new exploration and production licences;
- Construction of new production facilities, as well as the upgrading of existing facilities;
- Development of a corporate research centre; and
- Implementation of international standards of corporate governance and financial reporting.

The implementation of this strategy will be capital intensive. We currently estimate that total investment in our investment and development programmes from 2006 through 2015 will be approximately $3.4 billion.

Competitive Strengths

We believe that we benefit from the following principal competitive strengths:

- Substantial experience in Russian gold mining;
- A large portfolio of exploration and development assets with significant prospects for mining;
- A presence in the regions of Russia where the major gold deposits are located; and
- Substantial capital resources available for development of existing and acquisition of new assets.

Organisational structure

The chart below shows the structure of the main operating and holding companies in our group.


OJSC Polyus Gold
CJSC Polyus
(Krasnoyarsk, including Olympiada deposit, and Amur Region)
Lenzoloto
(Irkutsk)
LZRK
(Irkutsk)
Matrosov Mine
(Magadan)
YMC
(Yakutia)
SVMC
(Yakutia)
Aldanzoloto
(Yakutia)
CJSC ZDK Lenzoloto Alluvial gold mining assets
Hard rock mining assets (Zapadnoye) and support companies
Natalka deposit
Kyutchus deposit
Nezhdaninskoye deposit
Kuranakh deposit

The following table shows the names and the nature of the business of the entities which were the significant subsidiaries of Polyus Gold as of 30 June 2006 (with the exception of LLC GRK BarGold, LLC Krasnoyarskoye GRP and LLC Magadanskoye GRP, which were acquired (or established) in October 2006). All of these subsidiaries are incorporated in the Russian Federation, except Jenington and Polyus Investments Ltd., which are incorporated under the laws of the British Virgin Islands and the Republic of Cyprus, respectively.

Subsidiary	*Nature of business*	*Percentage ownership(%)*
CJSC Polyus	Mining and sales agent	100
OJSC Lenzoloto	Market agent	68.18
CJSC ZDK Lenzoloto	Mining	68.18
CJSC Svetliy(1)	Alluvial mining	57.3
CJSC Marakan(1)	Alluvial mining	57.3
CJSC Nadezhdinskoye(1)	Alluvial mining	57.3
CJSC Dalnaya Taiga(1)	Alluvial mining	55.9
CJSC Sevzoto(1)	Alluvial mining	44.3
CJSC Charazoto(1)	Alluvial mining	43.6
CJSC Lensib(1)	Alluvial mining	41.6
LLC LenREM(1)	Repair services	68.18
LLC LZRK(2)	Market agent	100
CJSC GRK Sukhoy Log(3)	Mining	100
CJSC Tonoda(3)	Mining (development stage)	100
OJSC Pervenets(3)	Mining (development stage)	100
CJSC Vitimenergo(3)	Electricity production	100
CJSC Vitimenergosbyt(3)	Electricity sales	100
LLC Vitimservice(3)	Procurement services	100
CJSC Mamakan GES(3)	Electricity production	100
LLC Lengeo(3)	Geological research	100
LLC Lenzolotodortrans(3)	Transportation	100
OJSC Matrosov Mine	Mining (development stage)	93.29
OJSC YMC(2)	Mining (development stage)	100
OJSC SVMC	Mining (development stage)	92.74
OJSC Aldanzoloto GRK	Mining	99.2
OJSC Sibzolotorazvedka(2)	Geological research	100
Jenington International Inc.	Market agent	100
Polyus Investments Ltd.	Market agent	100
LLC GRK BarGold(4)	Mining (geological research)	93,29
LLC Krasnoyarskoye GRP	Geological research	100
LLC Magadanskoye GRP(4)	Geological research	93.29

(1) Polyus Gold holds an indirect interest in these companies through its 68.18% stake in OJSC Lenzoloto and OJSC Lenzoloto's 100% stake in ZDK Lenzoloto. As a result of Polyus Gold's controlling stake in Lenzoloto, it exercises a significant level of control over these companies and, therefore, these companies are consolidated in our Group as indirect subsidiaries of Polyus Gold.

(2) Polyus Gold via CJSC Polyus holds a 99.99% interest in these companies and the remaining stake is held by Matrosov Mine.

(3) Polyus Gold holds an indirect interest in these companies through its 99.99% stake in LZRK.

(4) Polyus Gold holds an indirect interest in these companies through its 93.29% stake in Matrosov Mine.

Reserves, resources and licences

The table below shows our statement of the resources and reserves as of December 2006 of the main deposits for which we hold a licence for exploration and production based on a report on the reserves and resources of certain of our deposits prepared by Micon, a copy of which is set out in Appendix II.

Deposit/Field	Development Status	Reserves(1) B+C_1	Reserves(1) B+C_1+C_2	Resources(2) Inferred	Resources(2) Indicated	Resources(2) Measured	Resources(2) Total	Reserves(2) Probable	Reserves(2) Proved	Reserves(2) Total
					(millions of troy ounces)					
Krasnoyarsk										
Olympiada	Production	10.3	12.8	3.7	9.6	3.1	16.4	10.0	3.0	13
Olenye	Development	0.1	0.2	0.2	0.1	—	0.3	—	—	—
Titimukhta	Feasibility	—	1.1	0.2	1.1	—	1.3	1.1	—	1.1
Blagodatnoye	Feasibility	1.9	7.1	2.9	7.7	0.2	10.8	7.8	0.3	8.1
Magadan										
Natalka(3)	Feasibility	3.8	7.3	50.4	27.6	—	78	23.1	—	23.1
Irkutsk										
Zapadnoye	Production	0.3	0.4	0.2	0.5	—	0.7	0.4	—	0.4
Verninskoye/ Pervenets	Feasibility	1	1.2	0.4	2.2	—	2.6	1.7	—	1.7
Chertovo Koryto	Exploration	—	0.3	—	—	—	—	—	—	—
Yakutia										
Kuranakh	Production	3.5	3.7	0.3	6.4	0.1	6.8	1.6	—	1.6
Nezhdaninskoye(4)	Exploration/ Feasibility	6.6	14.2	—	—	—	—	—	—	—
Kyutchus	Exploration	2.1	4.4	—	—	—	—	—	—	—
Amur										
Bamskoye	Exploration	0.4	0.4	—	—	—	—	—	—	—
Total		30	53.1	58.3	55.2	3.4	116.9	45.7	3.3	49
Alluvial	Production	1.9	2.1	0.5	2.1	0.2	2.8	1.6	0.1	1.7
Total		31.9	55.2	58.8	57.4	3.7	119.9	47.4	3.4	50.8

(1) Reserves classified in accordance with the reporting system commonly used in the countries of the former Soviet Union.

(2) Resources and reserves classified in accordance with the JORC Code.

(3) Polyus Gold currently holds a 93.29% stake in the holder of the licence to this deposit. Reserves and resources have been reduced to eliminate minority interest.

(4) Polyus Gold currently holds a 92.74% stake in the holder of the licence to this deposit. Reserves and resources have been adjusted by recording only 92.74% of total reserves and resources.

In addition, we will seek to identify potential acquisition targets both in and outside Russia, including licences that are being auctioned and other gold mining companies. In November 2006, we acquired by way of tender the right to receive a geological exploration and mining licence for Apsakan prospecting area in Amur region (though CJSC Polyus) and the right to receive a licence for exploration and mining at Pinigin field in the Republic of Sakha (Yakutia) (through Aldanzoloto GRK).

Krasnoyarsk

Our principal operations in the Krasnoyarsk region are located at the Olympiada deposit, which, in 2005, accounted for 75% of our total gold production. See "– Gold production and refining – Olympiada".

We have also acquired licences to additional deposits and fields in that region, including the Titimukhta deposit in 2003 and Panimba exploration area in 2004. We expect to commence ore mining at the Titimukhta deposit in 2008, and exploration works at Panimba are scheduled from 2006 to 2008. Both sites are located close to Olympiada. In addition, we acquired in 2005 licences for exploration and subsequent gold production at the Razdolinsky, Zyryanovsky and Kvartsevaya Gora exploration areas located in the Krasnoyarsk region, and we expect to conduct exploration works from 2006 to 2009. In 2005, we also obtained State registration of the Blagodatnoye reserves, one of the largest Russian exploration projects in the last 10 years, and we are currently conducting feasibility studies at this deposit.

Irkutsk

Our operations in the Irkutsk region comprise various alluvial deposits, from which we derived 20% of our total gold production in 2005, as well as the Zapadnoye hard-rock deposit. These deposits are

mined through our subsidiaries Lenzoloto, CJSC Gold Mining Company Lenzoloto ("ZDK Lenzoloto") and LZRK. See "–Gold production and refining – Lenzoloto, ZDK Lenzoloto and LZRK".

We have also acquired licences to additional deposits and fields in that region, including, in 2004, through the acquisition of CJSC Tonoda, the Chertovo Koryto deposit. Exploration works at Chertovo Koryto are scheduled from 2006 to 2007. In 2005, we acquired a licence for exploration and subsequent gold production at the Mukodek exploration area, where we have scheduled exploration works from 2006 to 2008. In addition, in 2005 we acquired Pervenets, which holds licences for the Verninskoye and Pervenets deposits located in the Bodaibo district of the Irkutsk region. These two deposits form a single ore field, and we believe that they may provide significant prospects for further increasing our resource base. Exploration works and feasibility studies are scheduled from 2006 to 2008.

In addition to our current licences, we believe that our existing operations in Irkutsk will give us a competitive advantage in any future federal auction for the development of Sukhoy Log, which is currently owned by the Russian Federation. Sukhoy Log is one of the largest gold deposits in the world with reserves of more than 30 million troy ounces, according to the Russian classification system ($C_1 + C_2$). The Zapadnoye deposit only is 1.5 kilometres away from Sukhoy Log, and we believe that its workforce and existing infrastructure could contribute to the development of Sukhoy Log. However, due to uncertainties regarding the Sukhoy Log project, the business strategy that we have formulated does not rely on any assumptions regarding the future development of Sukhoy Log. See "Risk Factors – Risks Relating to Our Business – Our development strategy may not succeed".

Magadan

Our operations in the Magadan region are conducted through our subsidiary, Matrosov Mine, which holds a licence for the Natalka deposit in the Tenkin district of Magadan. See "– Gold production and refining – Matrosov Mine".

In 2005, we acquired licences for exploration and subsequent gold production at the Degdekan and Vostochnoye exploration areas. The Vostochnoye exploration area is part of the Tokichansky ore field, and is located close to Degdekan. Exploration works at these areas are scheduled from 2006 to 2009. In addition, we received a licence in 2006 for exploration at the Omchak exploration area located in the Magadan region, which is the part of the Omchak ore cluster including Natalka deposit.

In October 2006, we completed the acquisition, through Matrosov Mine, of a 100% interest in LLC GRK BarGold, which holds the licence for geological research, exploration and development of the Chai-Yuriinskaya field, for $7.5 million.

Yakutia

We conduct our operations in the Yakutia region through three subsidiaries, Aldanzoloto, YMC and SVMC, that we acquired in September 2005. In addition to mining operations at the Kuranakh deposit, we also hold licences for the Kyutchus field, as well as a 92.74% interest in the Nezhdaninskoye field, of which 50% were acquired in September 2005 and an additional 42.74% in December 2006. The purchase of the remaining 7.26% stake is expected to take place by early 2007. In November 2006, Aldanzoloto acquired the exploration licence for the Pinigin field, and registration of this licence is currently pending.

Amur

In February 2005, we acquired a licence for exploration and subsequent gold production at the Bamskoye deposit and Nevachanskaya exploration area in the Amur region. Exploration works are scheduled from 2006 to 2007. In November 2006, CJSC Polyus acquired the exploration licence for the Apsakan prospecting area, and the registration of this licence is currently pending.

Gold production and refining

Our gold production primarily comprises the mining and processing of ores at hard-rock mines. Our main production facilities are located at the Olympiada deposit, which contains both oxidised and sulphide ores. The cost of production of oxidised ores is typically less, as compared with sulphide ores. In addition, we extract gold from the alluvial deposits of our subsidiary, Lenzoloto. The output from both these hard-rock and alluvial deposits is then outsourced for refining into gold conforming to the international "Good Delivery" standard. See "— Olympiada", "— Lenzoloto, ZDK Lenzoloto and LZRK" and "— Refining".

The table below shows the quantities of ore mined and gold produced for the periods indicated.

	Year ended 31 December		
	2003	*2004*	*2005*
	(in thousands of tonnes, unless otherwise noted)		
Ore mined			
Olympiada deposit(1)			
Ore mined			
Oxidised ore	1,710	1,824	1,631
Sulphide ore	4,074	3,385	3,562
Average gold grade (g/tonne)			
Oxidised	11.1	10.9	8.6
Sulphide	3.9	4.6	3.3
Alluvial gold deposits(2)			
Gravel washed (million cubic meters)	—	13.153	10.7
Average gold grade (g/m^3)	—	0.6	0.6
Kuranakh ore field(3)			
Ore mined	—	—	842.0
Average gold grade (g/tonne)	—	—	1.67
Zapadnoye deposit(4)			
Ore mined	—	272	623
Average gold grade (g/tonne)	—	2.1	1.61
Natalka deposit(5)			
Ore mined	—	94	—
Average gold grade (g/tonne)	—	2.8	—
Gold produced (thousands of ounces)			
Olympiada deposit(1)	832	820	783
Alluvial gold deposits (2)	—	246	212
Kuranakh ore field(3)		—	27
Zapadnoye deposit(4)		11	15
Natalka deposit(5)		8	1
Nezhdaninskoye deposit(6)		—	1
Total production of gold	**832**	**1,085**	**1,038**

(1) Total gold output at the Olympiada mine amounted to 813,000 ounces. Since part of the gold produced at Olympiada mine in 2005 was refined by the Krasnoyarsk precious metals plant in January 2006, the amount refined in January 2006 will be taken into account in our 2006 financial statements.

(2) CJSC Polyus began to consolidate its 57.0% interest in Lenzoloto (subsequently increased to 68.18%), which develops alluvial gold deposits, in April 2004. The data for 2004 represent the volume of sands dredged and gold produced by Lenzoloto from the date of consolidation through 31 December 2004. See "— Lenzoloto, ZDK Lenzoloto and LZRK".

(3) The deposits at the Kuranakh ore field are developed by Aldanzoloto, which was acquired by CJSC Polyus in September 2005. The data reflect consolidation from 1 October 2005.

(4) The Zapadnoye deposit is developed by LZRK, a 100% subsidiary of CJSC Polyus that was incorporated at the end of 2004. In 2004, the Zapadnoye deposit was mined by a company which was part of Lenzoloto. Data for 2004 are included from the date of consolidation of Lenzoloto by CJSC Polyus up until 31 December 2004. The total ore mined in the Zapadnoye deposit in 2004 amounted to 314,000 tonnes. The production volume of Zapadnoye deposit includes an amount of gold produced through the testing of ore processing technology at the Chertovo Koryto deposit.

(5) CJSC Polyus began to consolidate its 57.2% interest in Matrosov Mine (subsequently increased to 93.29%), which develops the Natalka deposit, in April 2004. The data for 2004 represent the volume of ore mined and gold produced by Matrosov Mine from the date of consolidation up until 31 December 2004. The total volume of ore mined by Matrosov Mine in 2004 amounted to 180,000 tonnes, and the total volume of gold production amounted to 14,000 ounces. Mining and extraction of gold at the Natalka deposit were suspended in summer 2004 in order to conduct geological exploration work to further explore the flanks and deep horizons of the deposit.

(6) The Nezhdaninskoye deposit is mined by SVMC, which was acquired by CJSC Polyus in September 2005. The data reflect consolidation from 1 October 2005.

In 2005, we produced 1,038,000 ounces of gold, as compared to 1,085,000 ounces of gold in 2004. The reduction in output was primarily due to the fact that part of the gold produced at Olympiada mine in 2005 was not refined by the Krasnoyarsk precious metals plant (OJSC Krastcvetmet) until the beginning of 2006. The reduction in gold production at the alluvial deposits of Lenzoloto in the Irkutsk region was offset by the consolidation of Aldanzoloto from 1 October 2005. In the first six months of 2006, we

produced 502,000 ounces of gold. We believe that we should be able to maintain our current production levels through 2007. Our ability to maintain or increase our current production levels beyond 2007 will depend on the completion of the planned construction of a third mill at the Olympiada deposit and the commencement of mining at the Olenye and Titimukhta deposits, as well as the development of Blagodatnoye and Panimba deposits. See "– Reserves, resources and licences – Krasnoyarsk".

Olympiada

Olympiada is a hard-rock gold deposit at which we mine and process oxidised ores and sulphide ores. Approximately 75% of the deposit comprises sulphide ores. In 2005, we produced 783,000 ounces of gold at Olympiada, comprising 76% of our total gold production.

Mining of ores

We extract ore at Olympiada through open pit mining at the Vostochny pit. This pit is 300 metres deep and 1.2 kilometres in diameter. We have also begun to develop a second pit (the Zapadny pit), although it is not currently expected to be operational until 2014. In 2005, mining of oxidised ores declined by 11% to 1.6 million tonnes from 1.8 million tonnes in 2004, while mining of sulphide ores increased by 5% to 3.6 million tonnes from 3.4 million tonnes in 2004. We expect that the reserves of oxidised ores at the Olympiada deposit will be fully depleted by 2007, and we will be mining only sulphide ore after that date. As a result, our costs of production per unit of gold at Olympiada will be higher due to the lower gold content of sulphide ores, although we expect to begin mining of oxidised ores at the adjacent Olenye deposit by late 2007 for a period of two years. The volume of sulphide ore that we mine at Olympiada is expected to decrease in 2007 through 2009 as a result of work that we plan to perform to deepen the Vostochny pit. It is expected that the reduction in mined ore will be offset by the use of our stockpiles of sulphide ores that we have accumulated. Gold content in both oxidised and sulphide ores declined in 2005. The average gold grade, measured in grammes per tonne, was 8.6 in oxidised ores in 2005, compared to 10.9 in 2004, and 3.3 in sulphide ores in 2005, compared to 4.6 in 2004. Our cash operating costs at Olympiada per troy ounce of gold were $159 in 2005, as compared with $107 in 2004.

Processing of ores

The ore that we mine at Olympiada is then transferred by truck to our processing plant in Olympiada to recover gold for refinement. Our main processing facility comprises two extraction plants for the processing of oxidised ores and sulphide ores, respectively. The facility is constructed on land that we hold under a lease.

Oxidised ore is processed at our extraction plant No. 1, which was built in 1996. This process involves using hydrometallurgical technology in a two stage process. Firstly, the gold contained in the ore is dissolved with sodium cyanide solutions and oxygen. The resulting solution is then purified to remove the cyanide through the absorption of water-soluble aurous cyanide by ion exchange resin, known as "resin-in-pulp". This extraction plant currently has an annual capacity of 1.7 million tonnes of ore. As a result of the continuing depletion of oxidised ores at Olympiada, we expect that, upon commencement of mining operations in the Krasnoyarsk region at the Titimukhta and Olenye deposits (expected in late 2007 and late 2008, respectively), we will transfer ore from those deposits to Olympiada for processing at extraction plant No. 1. The Olenye deposit has an expected operational life of two years. It is currently expected that the Titimukhta deposit will support seven years of mining.

Sulphide ore is processed by our extraction plant No. 2, which was built in 2001. This plant employs a bio-oxidation process, which implies oxidation of sulphide minerals by bacterial action, rendering the minerals amenable to leach extraction of the contained metals. This bio-oxidation technology increases the gold recovery rate from sulphide ores by an average of 20-35%, as compared to conventional methods, and our extraction plant No. 2 is the first gold processing facility in Russia at which this technology has been used. This plant has an annual capacity of three million tonnes of ore.

We are currently constructing a third extraction plant, which is scheduled to begin operations in 2007. This plant will also use biooxidation technology to process sulphide ore, and it will have an annual capacity of five million tonnes of ore. We believe that this third plant will enable us to maintain current gold output levels at Olympiada since the continuing depletion of oxidised ore reserves should be offset by the increase in our capacity to process sulphide ores to 8 million tonnes per year.

The following table shows the ores processed by us at Olympiada and the average gold grades in those ores for the periods indicated.

Type of ore	*Year ended 31 December*					
	2003		*2004*		*2005*	
	Grade	*Amount*	*Grade*	*Amount*	*Grade*	*Amount*
	(grades in grammes per tonne; amounts in thousands of tonnes)					
Oxidised	11.2	1,666	10.4	1,713	9.7	1,711
Sulphide	3.8	2,808	4.3	2,538	4.0	2,911
Total		**4,474**		**4,252**		**4,622**

In 2004 and 2005, we processed 1.7 million tonnes of oxidised ores. The amount of sulphide ores that we processed increased by 15% to 2.9 million tonnes in 2005 from 2.5 million tonnes in 2004. The average gold grade of the ore that we processed, measured in grammes per tonne, was 9.7 in oxidised ores in 2005, compared to 10.4 in 2004, and 4.0 in sulphide ores in 2005, compared to 4.3 in 2004.

We increased our rate of gold recovery from the oxidised ores that we processed at Olympiada to 97.1% in 2005 from 96.9% in 2004, and gold recovery from sulphide ores increased to 80.7% in 2005 from 80.2% in 2004.

Lenzoloto, ZDK Lenzoloto and LZRK

The Lenzoloto site is located in the Irkutsk Region of Siberia. Our operations comprise alluvial gold mining, as well as mining at the Zapadnoye hard-rock deposit.

Following an initial restructuring in 2005, our subsidiary, Lenzoloto, retained its alluvial gold mining operations, and, in 2005, it produced approximately 212,000 troy ounces of gold. We primarily mine these deposits by the use of bulldozers and dredging operations, although we also conduct some overground and underground mining. The cost per unit of gold production of alluvial gold mining at Lenzoloto is higher as compared with our operations at Olympiada. In the first quarter of 2006, we completed the transfer of Lenzoloto's alluvial gold mining operations to Lenzoloto's subsidiary, ZDK Lenzoloto.

In 2005, we produced 15,000 troy ounces of gold at the Zapadnoye deposit. Our operations at this deposit were transferred in 2005 from Lenzoloto to another subsidiary, LZRK. We extract ore at the Zapadnoye deposit through open-pit mining. The ore is then transported to a cyanide leaching plant for processing. The mining capacity at Zapadnoye currently exceeds the processing capacity of the leaching plant, which has resulted in ore being stockpiled. We plan to accelerate the development of the Zapadnoye hard rock gold deposit, and to explore new sites to augment the existing ore reserves of LZRK, including the Verninskoye and Pervenets ore field. See "– Reserves, resources and licences – Irkutsk". We are considering the construction of a gold processing plant at that site with an estimated annual production of 150,000 – 200,000 troy ounces of gold per year.

Matrosov Mine

Matrosov Mine is located at the Natalka deposit. We acquired Matrosov Mine in 2004, and, shortly after that acquisition, we suspended its underground mining operations for economic reasons. We do not currently produce any gold at Matrosov mine. In 2004, we began an exploration programme at the Natalka deposit in order to assess the amount of reserves that were available for more profitable open pit mining. Our management expects that this exploration will continue at least until 2006. A preliminary technical and economic assessment of this deposit has indicated that it may be possible to start economically feasible, open-pit production at Natalka if that production is large-scale and employs modern technology. We also plan to commence a feasibility study by the end of 2006 for the design and construction of a processing plant at Natalka. The economic viability of production at the Natalka deposit will be determined by the results of this geological research and, as a result of the relatively low gold content in this deposit, by forecasts for the price of gold. In the event we decide to proceed with the development of this mine on the basis of our exploration and feasibility study, we currently expect that open pit mining would begin in 2011 or 2012.

Aldanzoloto, YMC, SVMC

Our mining operations in Yakutia including Aldanzoloto, YMC and SVMC are primarily conducted by our subsidiary, Aldanzoloto, at the Kuranakh deposit through open-pit mining. We acquired Aldanzoloto in September 2005, and, from 1 October 2005 (the date from which we consolidated its results) until 31 December 2005, 842,000 tonnes of ore were mined at the Kuranakh field, with an average gold grade of 1.67 grammes per tonne. The ore is transported by truck to a central processing plant for recovery into gold using conventional cyanide leaching and resin-in-pulp. We estimate that the current annual mining capacity at Kuranakh is approximately 3.6 million tonnes of ore.

Refining

We outsource the refining of gold that we produce to OJSC Krastcvetmet, which is included by the London Bullion Market Association ("LBMA") in its list of refining companies that meet "Good Delivery" standards. In addition to OJSC Krastcvetmet, there are five other refining plants in Russia which are included in the LBMA's list of plants meeting "Good Delivery" standards. We may consider, in the future, entering into agreements with one or more of these plants.

Sales

Sales of gold by all companies in our Group are made through CJSC Polyus, which acts in its own name as an agent on behalf of its subsidiaries. We believe that this centralised sales system improves the pricing terms that our subsidiaries are able to obtain for their products.

The table below shows our total sales of gold, including the proportion of domestic and export sales, for the periods indicated.

	For the year ended 31 December					
	2003		*2004*		*2005*	
	Amount	*Percentage of Total Sales*	*Amount*	*Percentage of Total Sales*	*Amount*	*Percentage of Total Sales*
			(amounts in tonnes)			
Export	—	—	—	—	14.3	44
Domestic	24.7	100	33.8	100	18.3	56
Total	**24.7**		**33.8**		**32.6**	

Total sales in the first six months of 2006 were 15.7 tonnes, of which 12.3 tonnes, or 75%, were sold to our domestic market. We currently expect that total sales for 2006 will be approximately 37.8 tonnes.

The sale of gold in Russia is regulated and may only be made to licensed commercial banks or under an export licence obtained from the Ministry of Economic Development and Trade. Until the end of 2004, we sold all the gold that we produced to the domestic market. In 2005, following our receipt of an export licence in March 2005, we exported a portion of our total output of gold under a one-year contract with Credit Suisse for the supply of 15 tonnes (482,261 troy ounces) of gold. We renewed our export licence in 2006, and we signed a new agreement with Credit Suisse in January 2006 for the supply of 10 tonnes (321,507 troy ounces). We reduced our volume of export sales in 2006, as compared to 2005, due to more favourable pricing trends in our domestic market. Under the agreement, we deliver gold bars conforming to "Good Delivery" standards directly to the vault of the purchaser in Switzerland. Transportation of the gold is organised by specialised transport agencies, and the gold is insured to the full value on "all risks" terms. Payment is made in U.S. dollars at the price based on London fixing, as adjusted by a slight premium.

We sell gold in our domestic market primarily to Russian commercial banks under one-year-term delivery contracts. The prices for these sales are based on the spot market price (London fixing) at the moment of delivery, although prices have typically been discounted by an amount which approximates the purchaser's overheads for the export of the gold. In general, these discounts have not been significant relative to the global gold price. Payment for gold is made in roubles at the applicable rate of exchange of the rouble and the U.S. dollar, and title to the gold is transferred at the warehouse of the refining plant (primarily, OJSC Krastcvetmet).

Although the price of gold in both the Russian and international markets is determined by reference to the prices quoted on the international commodities markets, there may be some variations in the pricing terms available in those markets as a result of variations in the discounts and premiums that we agree with our purchasers to reflect transportation, insurance and other costs. For example, in 2005, our average realised selling price for export sales of gold was $457 per ounce, as compared with $449 for domestic sales. In 2006, we reduced our volume of export sales under our contract with Credit Suisse in response to improved pricing terms in Russia. Management expects that we will continue to adopt a flexible approach to allocation of sales between the domestic and international markets.

Research and Development

We established our research and development centre in 2004 in the city of Krasnoyarsk to support our exploration, mining and ore processing activities. The centre employed 39 researchers and other staff as at 30 June 2006. It uses technologically advanced instruments, including an atomic-emission spectrometer, a spectrophotometer and an atomic-absorption spectrometer, and comprises the following laboratories:

- **Mineralogical laboratory,** which studies ores from the deposits to which we hold licences to optimise exploration, production and ore processing. This laboratory accumulates data on mineral and chemical composition, the structural and textural particularities of bed rocks and ores, the behaviour of ores in processing and gold extraction rates;
- **Laboratory of geomechanics and engineering,** which develops technologies for mining, mine engineering and mine construction. Its activities include the study of the physical and technological properties of rocks and soils and the evaluation of the stability of pit benches and walls. This laboratory is developing a proprietary data base to record the physical and technological parameters of ores and rocks from the deposits to which we hold licences;
- **Ore-processing laboratory,** which is one of the core divisions of the research and development centre. It develops flotation, gravitational enrichment, magnetic separation, concentration, filtration and other technologies for ore processing;
- **Laboratory of hydrometallurgy,** which develops complex ore processing technologies and equipment utilizing leaching, sorption, and thermal treatment. This laboratory also develops new sorption chemicals and alternative non-cyanide leaching agents, as well as waste treatment and refinement technologies; and
- **Analytical laboratory,** which specialises in the evaluation of the gold and precious metal content in ores, ore concentrates and ore treatment products, as well as the development of precise measurement technologies.

In addition, we have recently opened a laboratory of pyrometallurgical processes. This laboratory will focus on the development of technologies for thermal ore treatment to minimise the impact on the environment of those operations. We spent approximately $1.37 million, $0.75 million and $1.89 million on research and development in 2003, 2004 and 2005, respectively ($1.66 million in the first six months of 2006).

Employees

As of 31 December 2005, we employed approximately 12,865 people, compared to 9,700 and 2,970 as of 31 December 2004 and 31 December 2003, respectively. The increase in personnel was largely attributable to our acquisitions of businesses during 2004 and 2005. Our total number of employees included temporary seasonal workers at our operations in Bodaibo, comprising 600, 2,378 and 2,535 temporary workers as at 31 December 2005, 2004 and 2003, respectively, and 943 as at 30 June 2006. See "Risk Factors – Risks Relating to Our Business – The enforcement of certain labour laws at Olympiada could result in an increase of our costs of production".

We have trade unions to which approximately half of our employees belong. We have not to date experienced any strikes, work stoppages, labour disputes or actions that have had a material effect on our operations and we believe we have a good relationship with our employees. We believe that the salaries of our Russian employees are higher than the average in the Russian non-ferrous metals industry.

In order to develop in accordance with our current business plans, we require the services of qualified and experienced geologists. We are both recruiting our own geologists and outsourcing geological services. See "Risk Factors – Risks Relating to Our Business – We depend on qualified geologists and other mining specialists in order to develop our business. Given the competition for such personnel and the remote locations of our operations, we may be unable to recruit or retain geologists or other mining specialists, which could materially affect our business".

Environmental protection

We have invested in new technologies and equipment to reduce the environmental impact of our operations. We have also implemented a system to monitor our operating sites and the surrounding areas through the observation of air, ground and underground waters and soils in accordance with a planned schedule.

Our gold processing operations currently require significant quantities of cyanide-based materials, which potentially presents risks to human health and the environment. We are seeking to reduce the use of cyanides in our gold extraction processes through the development of alternative technologies, and we are aiming to achieve full compliance with the requirements of the international code on the use of cyanides in gold production. The results of our ecological monitoring programme have indicated that the

cyanide-based materials consumed by our operations do not currently have a material adverse impact on the surrounding environment. State environmental regulators have also confirmed this analysis.

We have made specific investments at our Olympiada and Lenzoloto operations to reduce the emissions of gases and particles, as well as the consumption of fresh water. For example, at Olympiada, we have installed gas purification equipment in our hydro-metallurgical division, replaced pollutant collection and analysis devices and purchased a special waste collection truck to remove waste to dumps. At the alluvial gold deposits developed by Lenzoloto, we have implemented measures to reduce the consumption of fresh water, including the installation in 2004 of a set of waterworks, comprising dams and waste basins, to increase levels of water recycling and purification. Based on the results of our ecological monitoring, we believe that emissions of hard particles and gases at our operating facilities remain at low levels in physical terms and do not currently exceed the preset limits. As a result of our extensive system of turnover water supply, we have significantly reduced the amount of fresh water that we consume as a proportion of our total consumption of water. We are currently considering the development of a closed water circulation system, which would allow us to recycle all of the water that we use.

See "Risk Factors – Risks Relating to Our Business – Stricter environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations may impose additional costs on us or alter some aspects of our operations" and "Regulatory Matters – Environmental Law".

Insurance

The insurance industry in the Russian Federation is still developing, and many forms of insurance coverage common in developed markets are not yet generally available. We implemented a property risk insurance programme in 2004. This programme provides coverage for the replacement of key production equipment, buildings and structures, and for losses resulting from a temporary disruption in production. However, we do not currently have full coverage for our mining, processing and transportation facilities, for business interruption or for third party liabilities in respect of property or environmental damage arising from accidents on our property or relating to our operations. See "Risk Factors – Risks Relating to Our Business – Our level or scope of insurance coverage may not be adequate".

Litigation

We have been and continue to be the subject of legal proceedings and adjudications from time to time, as well as regulatory and administrative investigations, enquiries and actions regarding tax, labour, licence compliance, anti-dumping and other matters. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines.

Other than as set forth herein in connection with claims relating to Aldanzoloto, we are not, nor have we been, involved in any governmental, legal or arbitration proceedings during the 12 months preceding the date of this prospectus that may have, or have had in the recent past, significant effects on our financial position or profitability nor are we aware that any such proceedings are pending or threatened.

Two of our principal mining subsidiaries in Yakutia, Aldanzoloto and SVMC, are involved in litigation proceedings in the Russian courts relating to matters that arose prior to our acquisition of shares in these companies in September 2005. Aldanzoloto has been and continues to be the subject of several claims brought against Aldanzoloto and its previous owner and founder, OJSC Aldanzoloto, including the invalidation of the establishment of Aldanzoloto in 2002, the transfer to Aldanzoloto of principal assets in 2002 and 2003 and the increase of the charter capital of Aldanzoloto in 2003. In addition, a number of similar claims that had been brought against Aldanzoloto were either dismissed by the Russian courts or terminated, although no assurance can be given that no further claims will be brought on the same or similar grounds or that any of such claims will not succeed in the future. The nature and history of these claims make it difficult to quantify the potential effects on us of an adverse judgement in respect of any of these claims. See also "Risks Relating to Russia – Legal Risks and Uncertainties – Weaknesses within the Russian legal system create an uncertain environment for investment and business activity". Another one of our mining subsidiaries, SVMC, is currently involved in enforcement procedures with respect to the repayment of certain of its loans, which were originally granted to it by Celtic Resources Holdings PLC ("Celtic") in the course of 2000-2002 in the amount of approximately $11.9 million. These loans were due to be repaid in course of 2003. However, as a result of multiple assignments by Celtic, the validity of which has been and continues to be contested, different parties now claim the right to collect under these loans, which currently total approximately $20 million (including accrued interest). The outcome of any such actions, however, is not expected to have a material adverse effect on our financial condition as we have been indemnified against such actions by the sellers of the shares of SVMC.

Due to uncertainties in the legal and regulatory process, we cannot assure you that we will not become subject to proceedings or adjudications in the future that could have a material adverse effect on us, our results of operations or our financial condition. See "Risk Factors – Risks Relating to Russia – Legal Risks and Uncertainties – Weaknesses within the Russian legal system create an uncertain environment for investment and business activity" and "Risk Factors – Risks Relating to Russia – Legal Risks and Uncertainties – Findings of failure to comply with existing laws or regulations or the directives of government inspections, or unlawful or arbitrary government action, could result in substantial additional compliance costs or various sanctions, which could materially adversely affect our business, financial condition, results of operations and future prospects".

MANAGEMENT AND CORPORATE GOVERNANCE

Board of Directors

Our Board of Directors is responsible for general management matters, with the exception of those matters designated by law and our Charter as being the exclusive responsibility of the General Shareholders' Meeting. For a more detailed discussion of the responsibilities of the Board of Directors, see "Description of Share Capital and Certain Requirements of Russian Legislation".

Our Board of Directors currently consists of nine members. We consider three members of our Board of Directors, Mr. Rodney B. Berens, Lord Patrick James Gillford and Mr. Valery N. Braiko, to be independent directors in accordance with the criteria set out in our Charter, which differ in certain respects from the criteria for independent directors that are set out in the U.K. Combined Code. We refer to those three directors as independent directors. An additional five members of our Board of Directors would be considered independent directors based purely on the criteria set out under Russian law.

The table below shows the current members of our Board of Directors. All of our current directors were elected on 3 March 2006, and their terms expire on the date of our next annual shareholders' meeting, which is scheduled for May or June, 2007. The business address for each of our directors is building 1, 15 Tverskoy Boulevard, 123104 Moscow, Russian Federation.

Name	*Year of Birth*	*Position*
Mikhail D. Prokhorov	1965	Chairman
Evgueni I. Ivanov	1966	Director
Andrey A. Klishas	1972	Director
Denis S. Morozov	1973	Director
Lord Patrick James Gillford	1960	Director (independent)
Valery N. Braiko	1939	Director (independent)
Rodney B. Berens	1945	Director (independent)
Valery V. Rudakov	1942	Director
Ekaterina M. Salnikova	1957	Director

Mr. Mikhail D. Prokhorov has been the Chairman of our Board of Directors since March 2006. Mr. Prokhorov has been the general director and chairman of the management board of Norilsk Nickel since 2001, a member of the board of directors of Norilsk Nickel since 2003, a chairman of the board of directors of LLC Football Club of Moscow since 2005, and member of the board of directors of LLC Managing Company Sport Projects since 2006. Mr. Prokhorov also served as president of OJSC AKB Rosbank from 2000 to 2001 and as a member of the board of directors of CJSC Holding Company INTERROS (from 1998 to 2001), OJSC AKB Rosbank (from 2000 to 2002) and CJSC AKB International Financial Company (from 2000 to 2002). Mr. Prokhorov is a graduate of the Moscow Finance Institute.

Mr. Evgueni I. Ivanov has been a member of our Board of Directors and our General Director since March 2006. Mr. Ivanov has been President of CJSC Polyus and a member of its Board of Directors since 2004. Since 2005, Mr. Ivanov has also been a member of the board of directors of Matrosov Mine, Lenzoloto, Aldanzoloto, YGK, SVMC, OJSC AKB ROSBANK and ROSBANK (Switzerland) S.A. Since 2006, Mr. Ivanov has also been a member of the board of directors of ZDK Lenzoloto. He served as chairman of the management board of OJSC AKB ROSBANK from 2000 to 2003 and chairman of the board of directors of OJSC AKB ROSBANK from 2003 to 2004. Mr. Ivanov is a graduate of Moscow Finance Institute.

Mr. Andrey A. Klishas has been a member of our Board of Directors since March 2006. Mr. Klishas is the General Director and Chairman of the Management Board of CJSC INTERROS Holding Company, prior to which he served as Director for Legal Matters and Deputy General Director for Legal Affairs of the company. Mr. Klishas has been Chairman of the Board of Directors of Norilsk Nickel (since 2001) and OJSC AKB ROSBANK (since 1999), a member of the Board of Directors of OJSC RAO Norilsk Nickel (since 1998), CJSC Agros Agroindustrial Complex (since 2002), CJSC INTERROS Holding Company (since 2004) and LLC Roza Khutor (since 2006), and a member of the Expert Council of the Russian Ministry of Internal Affairs (since 2003). Mr. Klishas also served as a member of the Board of Directors of OJCS Power Machines (from 2002 to 2005) and OJSC FKK Roskhleboprodukt (from 2001 to 2002), and a member of the Supervisory Board of LLC Fincom Investment and Management (from 2003 to 2006). Mr. Klishas is a graduate of the Peoples' Friendship University of Russia, and at present is assistant professor in the Department of Constitutional and Municipal Law of the Peoples' Friendship University of Russia and at the Moscow University of the Russian Ministry of Internal Affairs.

Mr. Denis S. Morozov has been a member of our Board of Directors since March 2006. Mr. Morozov has been a member of the management board of OJSC RAO Norilsk Nickel since 2002 and deputy general director (during 2003-2005) and deputy general director-member of the management board of Norilsk Nickel since 2005. Mr. Morozov was also head of the legal department at Norilsk Nickel from 2001 to 2003, a member of the board of directors at OJSC RAO Norilsk Nickel from 2002 to 2003, head of the board of directors' service of Norilsk Nickel from 2002 to 2003, and served as a member of the board of directors of CJSC Polyus from 2002 to 2005. Mr. Morozov graduated from the economic faculty and the law faculty of the Lomonosov Moscow State University, and the Swiss Banking School. He holds a PhD from the Moscow State Institute of International Relations (University) of the Ministry of Foreign Affairs of the Russian Federation.

Lord Patrick James Gillford (Lord Gillford) has been a member of our Board of Directors since March 2006. Lord Gillford founded and is currently a director of The Policy Partnership Limited. Since 1997, Lord Gillford has served as a member of the board of directors of the Benevolent Society of St. Patrick, and since 2005, he has served on the Advisory Council of the Ukrainian British City Club. Lord Gillford was a director of the Ballot Box Limited from 2000 to 2003, and chairman of the board of directors (without executive powers) of Cleveland Bridge UK Ltd from 2000 to 2004. Lord Gillford is a graduate of Eton College in the United Kingdom.

Mr. Valery N. Braiko has been a member of our Board of Directors since March 2006. Mr. Braiko has been chairman of the NPP Gold-producers' Union since 1995 and chairman of the board of directors of OJSC Omolonsk gold-mining company since 2005. Mr. Braiko also served as a member of the board of directors of Matrosov Mine from 2005 to 2006. Mr. Braiko is a graduate of the Tula Mining Institute as well as the National Economy Academy at the Minister's Council of the USSR.

Mr. Rodney B. Berens has been a member of our Board of Directors since March 2006. Mr. Berens founded and is now a partner of Berens Capital Management, LLC, New York. He has been a Trustee and a member of the investments committee of the Woods Hole Oceanographic Institute (since 1992), Pierpoint Morgan Library (since 1994) and Anchor Inc. (since 2005), as well as a non-executive director of Pendragon Capital Management Limited since 2005. Mr. Berens has also served as a member of the board of directors and member of the Audit Committee of Keystone Property Trust. Mr. Berens is a graduate of the University of Pennsylvania and holds an MBA in Finance degree from the Wharton Business School.

Mr. Valery V. Rudakov has been a member of our Board of Directors since March 2006 and the Chairman of the Board of Directors of CJSC Polyus since 2002. Since 2002, Mr. Rudakov has been the chairman of the Committee for the Support of Entrepreneurship in the Extraction, Production, Refining and Trading in Precious Metals and Gems and Related Products for the Chamber of Industry and Commerce of the Russian Federation. Since 2003, Mr. Rudakov has also served as the chairman of the board of directors of Matrosov Mine, and is a member of the board of directors of OJSC Schelkovsky Plant of VDM (since 2005) and ZDK Lenzoloto (since 2005). From 1999 to 2002, Mr. Rudakov was the head of Gokhran of Russia and Deputy Minister of Finance of the Russian Federation, and, from 2004 to 2006, Mr. Rudakov served as chairman of the board of OJSC Lenzoloto. Mr. Rudakov is a graduate of the Moscow Mining Institute.

Ms. Ekaterina M. Salnikova has been a member of our Board of Directors since March 2006. Ms. Salnikova serves as deputy director of finance department for corporate governance issues and director for corporate governance of CJSC Holding Company INTERROS. Ms. Salnikova has been general director of CJSC Universalinvest since 1998 and a member of the board of directors of OJSC Open Investments (since 2003), Norilsk Nickel (since 2004 and from 2001 to 2003) and OJSC Power Machines (since 2006 and from 2000 to 2005). Ms. Salnikova also served as a member of the board of directors of OJSC AKB ROSBANK (from 1999 to 2000 and from 2004 to 2006), CJSC Publishing House Prof-Media (from 2000 to 2004) and CJSC Agroindustrial Complex Agros (from 2004 to 2005). She was also a member of the supervisory board of LLC Fincam-Investments and Managements from 1998 to 2003 and a member of management board of CJSC Holding Company INTERROS in 2001-2003. Ms. Salnikova is a graduate of the Sergo Ordzhonikidze Moscow Institute of Management. Ms. Salnikova also graduated from the Academy of State Service of the Russian Federation with the President of the Russian Federation, where she was majoring in law. Ms. Salnikova has a Ph.D. in economics.

Senior Management

Members of our senior management are principally responsible for the day-to-day management of our business. The General Director exercises executive authority over all activities, except for issues assigned to the exclusive competence of the General Shareholders' Meeting or the Board of Directors.

The table below shows the current members of our senior management. The business address for each member is building 1, 15 Tverskoy Boulevard, 123104 Moscow, Russian Federation. Our General Director was elected in March 2006 for the term of three years.

Name	*Year of Birth*	*Position*
Evgueni I. Ivanov	1966	Chief Executive Officer (General Director)
Valery V. Rudakov	1942	Chairman of the Board of Directors of CJSC Polyus
Dmitry A. Steschenko	1967	Chief Accountant
German R. Pikhoya	1970	Vice President for Corporate Development of CJSC Polyus
Vladimir K. Sovmen	1957	First Vice President and Executive Director of CJSC Polyus
Alexei M. Osenmuk	1966	CFO, Vice President for Economic and Finance of CJSC Polyus
Alexander V. Ageenkov	1969	Vice President for Internal Control of CJSC Polyus
Vladimir S. Kochetkov	1941	General Director, Lenzoloto(1)
Mikhail P. Kazimirov	1951	General Director, Matrosov Mine
Yury A. Lonshakov	1953	General Director, LZRK

(1) Mr. Kochetkov tendered his resignation and will leave his position in January 2007.

Mr. Evgueni I. Ivanov is our General Director and a member of our Board of Directors. See "— Board of Directors" for a brief biography of Mr. Ivanov.

Mr. Valery V. Rudakov is a member of our Board of Directors and Chairman of the Board of Directors of CJSC Polyus. See "— Board of Directors" for a brief biography of Mr. Rudakov.

Mr. Dmitry A. Steschenko has been the Chief Accountant of OJSC Polyus Gold since May 2006 and the Chief Accountant of CJSC Polyus since October 2006. From 1991 to 1993, Mr. Steschenko worked as Deputy Chief Accountant in Khalaktyrsky Flight-Technical Complex. In 1994, he served as deputy Chief Economist in the Department of Foreign Economic Activity and Currency Operations for Kamchatky Commercial Agroprombank Joint Stock Company. From 1995 to 1999, Mr. Steschenko worked as Chief Accountant of OJSC Dal Telecom International. From 2000 to 2005, he worked as Chief Accountant of OJSC Vimpel-Communications. Mr. Steschenko is a graduate of Kharkov Engineering-Economics Institute.

Mr. German R. Pikhoya has been Vice-President for Corporate Development of CJSC Polyus since 2004. In 1994-1995, he worked as Project Manager at MOSEXPO company and served as General Director of Palamos company from 1995 to 1997. From 1994 to 1998, Mr. Pikhoya also occupied the position of General Director of Eurogold Financial and Industrial Group Managing Company. From 1998 to 2002, he served as Deputy Head of representative office in Russia and New Business Development Manager for Placer Dome International Ltd. In 2002, Mr. Pikhoya joined CJSC Polyus as Deputy General Director for Corporate Development. Mr. Pikhoya is a graduate of Urals State University.

Mr. Vladimir K. Sovmen has been the First Vice President and Executive Director of CJSC Polyus since 2004. Upon graduation, he worked until 1983 at Khabarovsk's Kraitselinstroi building company as foreman and then as senior foreman. From 1983 to 1995, Mr. Sovmen worked as Head of Construction for Polyus gold mining cooperative. From 1995 to 2004, he consecutively occupied positions of Vice President, General Director and First Vice President of CJSC Polyus in Krasnoyarsk. Mr. Sovmen is a graduate of Khabarovsk Polytechnic Institute and Krasnoyarsk State University of Precious Metals and Gold.

Mr. Alexei M. Osenmuk has been the Chief Financial Officer and Vice-President for Economic and Finance of CJSC Polyus since 2004. From 1989 to 1990, he worked as Chief Economist of Technoexport All-Union Foreign Trade Association of the USSR Ministry of Foreign Trade. From January to

April 1991, Mr. Osenmuk served as Commercial Director of INSAM Education and Consulting Company. From May 1991 to January 1992, he worked as Senior Economist of State Bank Foreign Exchange Centre of the USSR, and, in 1992-1997, he served as Deputy General Director and Management Board Member of MICEX. From 1997 to 1999, Mr. Osenmuk worked as Deputy Head of Corporate Clients Department at Uneximbank, and, from 1999 to 2003, he served as Head of Client Service Department of Rosbank. In 2003-2004, Mr. Osenmuk worked as MICEX Deputy General Director. Mr. Osenmuk is a graduate of the Moscow Financial Institute.

Mr. Alexander V. Ageenkov has been Vice President for Internal Control of CJSC Polyus since 2004. In 1991-1994, he worked in the State Bank of the USSR and the Russian Central Bank. In 1994-1997, Mr. Ageenkov worked as Head of Currency Department at the Moscow Directorate of Russian Central Bank, and, in 1997-1998, he served as Deputy Secretary of the Security Council of the Russian Federation. In 1998-1999, Mr. Ageenkov was Deputy Director of the Main Auditing Department of the President of the Russian Federation. In 1999-2001, he served as First Deputy Director of the Federal Tax Police of the Russian Federation. In 2003-2004, he worked as Head of Supervision and Audit Department of Chukotka Government. Mr. Ageenkov is a graduate of Moscow State University.

Mr. Vladimir S. Kochetkov has been the General Director of our subsidiary, Lenzoloto, since 1995. Mr. Kochetkov worked at the Korshunovsky iron mine prior to joining Lenzoloto, where he served as chief engineer of Marakan gold field and then chief engineer of Lenzoloto. Mr. Kochetkov is a graduate of Irkutsk Polytechnic Institute. Mr. Kochetkov has submitted his resignation as General Director of Lenzoloto and will leave this position in January 2007.

Mr. Mikhail P. Kazimirov has been the General Director of our subsidiary, Matrosov Mine, since 2003. From 1975 to 1981, he worked at Matrosov Mine in Magadan region as a mining foreman and then site manager. From 1981 till 1985, Mr. Kazimirov worked as Chief Engineer and Head of Ducat mine. In 1985-1986, he was Chief Engineer and then Director of Ducat mine. From 1986 till 1989, Mr. Kazimirov served as General Director of Iulta mine in Chukotka and led the construction of Svetly underground mine. In 1990-1994, Mr. Kazimirov worked as general Director of Severovostokzoloto Alaska Russian-American joint company in Magadan, and, in 1994-1995, he served as General Director of Mine Development Ltd. From 1995 till 2002, Mr. Kazimirov worked as Mining Technology and Investment Director for U.S. Astron Minerals Incorporated, and he joined CJSC Polyus as Deputy General Director in 2002. Mr. Kazimirov is a graduate of the Moscow Mining Institute. In 1980, Mr. Kazimirov received a Ph.D., and in 2002, a doctorate in mining works and management.

Mr. Yury A. Lonshakov has been the General Director of our subsidiary, LZRK, since 2006. Mr. Lonshakov started his career as a drilling-and-blasting operations specialist, became the head of dredging operations in Beleizoloto and Primzoloto and then moved to Zabaikalzoloto gold fields where he was appointed chief engineer. Mr. Lonshakov spent 10 years of his career at Krasnoyarskugol, where he started as head of stripping operations and gradually assumed more senior positions until he was appointed deputy chief engineer of drilling-and-blasting operations of Beryozovsky open pit mine. In 1998, Mr. Lonshakov joined CJSC Polyus where he took up the position of chief engineer. In January 2006, Mr. Lonshakov was promoted to the position of General Director of LZRK. Mr. Lonshakov is a graduate of Irkutsk Polytechnic Academy.

Proceedings Against Our Management

At the date of this prospectus, no member of our Board of Directors or of our senior management for at least the previous five years:

- has any convictions in relation to fraudulent offences;
- has held an executive function in the form of a senior manager or a member of the administrative, management or supervisory bodies, of any company at the time of or preceding any bankruptcy, receivership or liquidation; or
- has been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company.

Remuneration of Directors and Management

The aggregate amount of remuneration paid by us to our Directors and of our senior management for services as Directors or Managers, respectively, during the year ended 31 December 2005 was approximately $8.8 million. Service contracts with our Directors and the members of our senior management do not provide for special benefits upon termination of employment.

Interests of Directors and Senior Management

The following table shows the beneficial ownership of our shares as at the date of this prospectus by the current members of our Board of Directors and senior management.

Name	*Number of shares held*
Denis S. Morozov	7
Rodney B. Berens	5,000[(1)]
Andrey A. Klishas	922[(2)]
Mikhail P. Kazimirov	50
Vladimir K. Sovmen	108,994

(1) Represented by ADSs.

(2) Indirect beneficial ownership.

In addition, the Chairman of our Board of Directors, Mr. Mikhail D. Prokhorov, owns a beneficial interest in our shares. See "Principal Shareholders". None of our Directors or senior managers currently holds any share options in Polyus Gold, although we are currently considering a restructuring of our management remuneration, including the introduction of an option plan amounting to up to 5% of our issued and outstanding share capital. We expect that this plan may be implemented in early 2007.

The Chairman of our Board of Directors, Mr. Mikhail D. Prokhorov, holds a beneficial interest of approximately 35% in OJSC AKB Rosbank ("Rosbank"), and our directors Mr. Andrey A. Klishas and Ms. Ekaterina M. Salnikova, as well as our General Director, Mr. Evgueni I. Ivanov, are members of the board of directors of Rosbank. We sell a substantial portion of our gold production to Rosbank each year. In addition, Mr. Prokhorov, holds a beneficial interest in and is the General Director of Norilsk Nickel, and our directors Mr. Klishas, Mr. Denis S. Morozov and Ms. Ekaterina M. Salnikova, are directors or senior managers at that company. We have in the past engaged in transactions with Norilsk Nickel, including agency and commission agreements for the purchase of equipment, and we may do so in future. See "Transactions with Related Parties" (pages 76-77). Other than these beneficial interests of Mr. Prokhorov in Rosbank and Norilsk Nickel and these directorships and managerial positions of Messrs. Prokhorov, Klishas, Ivanov and Morozov and Ms. Salnikova in Rosbank and/or Norilsk Nickel, there are no potential conflicts of interest between any duties owed to us by the members of our Board of Directors and Management and their private interests and/or other duties.

Corporate Governance

Corporate governance of Polyus Gold has historically been carried out in accordance with the Joint Stock Companies Law, other regulatory acts governing operations of joint stock companies in the Russian Federation, our charter and other internal documents. We comply with the corporate governance regime of the Russian Federation, although many concepts of corporate governance that are prevalent in Western Europe and the United States are considerably less developed in Russia. For example, securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, and laws relating to anti-fraud safeguards, insider trading and fiduciary duties are rudimentary. As a result, there are fewer safeguards for minority shareholders under Russian law, regulations and practices than would be the case in Western Europe or the United States. See "Risk Factors – Legal Risks and Uncertainties – Our principal beneficial shareholders have the ability to exert significant influence over us and our business, and the interests of those principal beneficial shareholders may conflict with those of other holders of our Shares, including the ADSs. Uncertainties regarding the application and enforceability of shareholder protection in Russia may limit the ability of holders of ADSs to bring or recover in an action against us or restrict our operational flexibility".

Audit Committee

Our Audit Committee was formed on 27 March 2006, and currently is headed by our independent Director, Mr. Rodney B. Berens, and also includes our Directors, Mr. Morozov and Ms. Salnikova. The purpose of this committee is to assist our Board of Directors with its oversight responsibilities regarding the quality and integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditor's qualifications and independence and the performance of our internal audit function and independent auditor. In addition to our Audit Committee, we maintain an internal Audit Commission in accordance with the requirements of the Joint Stock Companies Law. See "Description of Share Capital and Certain Requirements of Russian Legislation".

TRANSACTIONS WITH RELATED PARTIES

The following describes transactions we have entered into with affiliates and other entities and persons known to us, in which either we or our management, directors or major shareholders have a controlling interest or over which any of the foregoing have a significant influence, and which we believe are material to us or to the other party. For the description of certain other transactions with related parties, see Note 34 to the financial statements included in this prospectus.

In 2005, 2004 and 2003 and the six months ended 30 June 2006, the aggregate revenues from related party transactions comprised 52%, 90%, 80% and 70%, respectively, of our total consolidated revenues for those periods. We believe that the terms of these transactions were determined by reference to market prices and terms.

- We sold 18.28, 30.68 and 20.51 tonnes of gold to OJSC AKB Rosbank in 2005, 2004 and 2003, respectively, and 21.08 tonnes in the current year to December 2006, including 12.27 tonnes in the six months ended 30 June 2006. The prices for these sales were based on the spot market price (London fixing) at the moment of delivery, although prices have typically been discounted by an amount which approximates the purchaser's overheads for the export of the gold. Payment for gold was made in roubles at the applicable rate of exchange of the rouble and the U.S. dollar. We derived revenues of $246 million, $397 million and $240 million from those sales in 2005, 2004 and 2003, respectively, and $380 million in the current year including $210 million in the six months ended 30 June 2006.
- We entered into agency and commission agreements with Norilsk Nickel in 2006, 2005, 2004 and 2003, under which Norilsk Nickel purchased equipment and other goods for us. The amount of goods purchased for us in the current year to December 2006 amounted to $46 million, including $8.7 million purchased in the six months ended 30 June 2006.
- In August to September 2006, we purchased office premises in Moscow, as well as other movable property, from CJSC Kraus-M. The total purchase price paid for the premises, equipment and movable property was $19 million.
- In May to June 2005, CJSC Polyus sold 126 its common shares to Norilsk Nickel for total proceeds of $1.3 billion. In September-November 2004, Norilsk Nickel purchased 50 common shares of CJSC Polyus for total proceeds of $0.5 billion.
- In 2005 and the six months ended 30 June 2006, CJSC Polyus purchased from Norilsk Nickel interest bearing promissory notes of Norilsk Nickel for a total amount of $414 million and $7 million respectively, which were redeemable upon presentation. In 2005 and the six months ended 30 June 2006, CJSC Polyus recognised a gain of $38.7 million and $9.8 million in its income statement as a result of the redemption of the notes for a total amount of $490 million and $314 million, respectively.
- In May 2005, CJSC Polyus acquired from Norilsk Nickel all of the shares of Jenington, which held at that time an approximately 20% stake in the South African gold mining company, Gold Fields, for $945 million.
- In 2005 and during the current year to December 2006, CJSC Polyus paid to Soglassye Insurance Company LLC and Soglassye-Vita Insurance Company LLC $0.6 million and $0.4 million, respectively, including $0.3 million paid in the six months ended 30 June 2006, of premiums under insurance agreements for the insurance of gold transported within the Russian Federation, third party liability of a hazardous object operator, property damage and the voluntary medical insurance of employees of CJSC Polyus.
- We deposited funds with OJSC AKB Rosbank in 2005 and during the first six months ended 30 June 2006. Total interest income from such deposits was $4.7 million for 2005 and $38.0 million for the six months ended 30 June 2006.
- CJSC Polyus purchased oil products from CJSC Taymyrskaya Toplivnaya Kompaniya in 2005 and 2004 for an aggregate amount of $29 million and $8 million, respectively ($44 million in the first eleven months of 2006).
- OJSC Eniseyskoye Rechnoye Parohodstvo provided transportation services to us in 2005 and 2004 for an aggregate amount of $1.45 million and $0.6 million, respectively ($1.6 million in the first eleven months of 2006).

- OJSC Krasnoyarskenergo sold us electricity in 2005 and 2004 for an aggregate amount of $4 million and $5 million, respectively ($5 million in the first eleven months of 2006).
- In November 2006, CJSC Polyus purchased from KM Technologies (Overseas) Limited an additional 42.74% stake in SVMC for $256.58 million.

In addition to the transactions described above, we enter into transactions in the regular course of business with parties who may be considered "interested" parties for the purposes of the Joint Stock Company Law, which we believe are not material to ourselves or the other party. See also "Risk Factors – Risks Relating to Our Business – Transactions entered into by us, our predecessors, our counter parties or with respect to assets acquired by us could be challenged for non-compliance with applicable legal requirements".

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares, as of the date of this prospectus, by each person known by us to own beneficially 5% or more of our outstanding shares.

Name and address of the registered shareholder	*Address*	*Total number of Common Shares*	*Proportion of the total number of Common Shares*
		(in millions)	*(%)*
The Bank of New York International Nominees, as depositary under the Company's ADR Programme[(1)]	101 Barclay Street, 22nd Floor-West, New York, N.Y. 10289, USA	47.4	24.9
Bristaco Holdings Co. Limited[(2)]	Dyonysou 3A, P.C. 2060, Nicosia, Cyprus	34.5	18.1
Lovenco Holdings Co. Limited[(2)]	Vyronos, 36 Nicosia Tower Center, 8-th floor, Flat/Office 801 P.C. 1506, Nicosia, Cyprus	34.5	18.1
CJSC KM Invest	Ulitsa Schepkina, 32, Str. 1, Moscow, Russian Federation	14.1	7.4
Jenington International Inc.[(2) (3)]	Pasea Estate, Road Town, Tortola British Virgin Islands	17.1	8.99
Total		**147.6**	**77.13**

(1) Excluding the 19.3 million ADSs held in aggregate by Bristaco Holdings Co. Limited and Lovenco Holdings Co. Limited.

(2) Including Common Shares represented by ADSs.

(3) Jenington, our indirect subsidiary, acquired 12,565,036 Shares and 4,581,744 ADSs representing Shares in November 2006 as a result of an offer that it made in October 2006 to all holders of Shares and ADSs to purchase in aggregate up to 17,241,379 Shares (including Shares represented by ADSs). Polyus Gold indirectly holds 100% of the issued share capital of Jenington. The face value of the Shares (including Shares represented by ADSs) held by Jenington is RUR 17,146,780, and the estimated book value is approximately $1 billion.

Mr. Mikhail D. Prokhorov, Chairman of the Board of Directors of Polyus Gold, beneficially owns 25.5% of the outstanding Shares (including those represented by ADSs), primarily held by Bristaco Holdings Co. Limited. Mr. Vladimir O. Potanin beneficially owns 25.5% of the outstanding Shares (including those represented by ADSs), primarily held by Lovenco Holdings Co. Limited. As a result, Messrs. Vladimir O. Potanin and Mikhail D. Prokhorov are our principal beneficial shareholders. See "Risk Factors – Risks Relating to Russia – Legal Risks and Uncertainties – Our principal beneficial shareholders have the ability to exert significant influence over us and our business, and the interests of those principal beneficial shareholders may conflict with those of other holders of our Shares, including the ADSs. Uncertainties regarding the application and enforceability of shareholder protection in Russia may limit the ability of holders of ADSs to bring or recover in an action against us or restrict our operational flexibility".

None of our shareholders has voting rights different from any other holders of our shares.

We believe, to the extent known to us, that there are no arrangements the operation of which may result in a change of control of Polyus Gold.

REGULATORY MATTERS

We describe below certain regulatory matters that are applicable to our operations.

Regulation of the Russian Gold Industry

Overview

The Russian gold industry is governed primarily by the following laws:

- the Constitution of the Russian Federation;
- the Civil Code of the Russian Federation;
- the Land Code of the Russian Federation dated 25 October 2001;
- the Federal Law No. 41-FZ "On Precious Metals and Gems" dated 26 March 1998 (as amended) (the "Precious Metals Law");
- the Law of the Russian Federation No. 2395-1 "On Subsoil" dated 21 February 1992, restated by Federal Law No. 27-FZ "On Subsoil" dated 3 March 1995 (as amended) (the "Subsoil Law");
- the Federal Law No. 173-FZ "On Currency Regulation and Currency Control" dated 10 December 2003 (as amended) (the "Currency Control Law"),

and rules and regulations adopted in accordance therewith.

Subsoil licences

The licensing regime for use of subsoil for geological research, exploration and production of mineral resources, in particular gold, is established primarily by the Subsoil Law, the Precious Metals Law and the regulations issued thereunder. Under the Precious Metals Law, licensing of subsoil plots containing precious metals and gems is carried out in accordance with the Subsoil Law, pursuant to which there are several types of subsoil licences granted in relation to geological research and exploration and production of natural resources, including: (i) licences for geological exploration and assessment of the subsoil plot; (ii) licences for production of natural resources; and (iii) so-called combined licences for exploration, assessment and production of natural resources. Until January 2000, when important amendments to the Subsoil Law were introduced, exploration licences were typically granted for up to five years, while production licences were granted for up to 20 years and licences for combined activities were granted for up to 25 years. Under the Subsoil Law, as currently in effect, the maximum term of an exploration licence remains five years and a production licence may be issued for the useful life of the mineral reserves field, calculated on the basis of a feasibility study for exploration and production that ensures rational use and protection of the subsoil. A licence recipient is also usually granted rights to use the land surrounding the licence area.

Important amendments to the Subsoil Law, passed in August 2004, significantly change the procedure for awarding exploration and production licences, in particular abolishing the joint grant of licences by federal and regional authorities. Under the 2004 amendments, production licences and combined exploration and production licences are awarded by tender or auction conducted by the Federal Agency for Subsoil Use. While the auction or tender commission may include a representative of the relevant region, a separate approval of regional authorities is no longer required in order to issue subsoil licences. The winning bidder is expected to submit the most technically competent, financially attractive and environmentally sound proposal that meets published tender terms and conditions. Licences for geological exploration and production may also be issued without the holding of an auction or tender by the decision of the federal authorities to holders of exploration licences that discover mineral resource deposits through exploration work conducted at their own expense. Regional authorities may issue production licences for "common" mineral resources, such as clay, sand or limestone.

Licensing agreements for subsoil use identify the terms and conditions for the use of the subsoil, the rights and obligations of the licensee and the manager of the subsoil plot and the level of payments. Prior to the August 2004 amendments, the relevant regional authority, the Ministry of Natural Resources and the licensee were each party to a licence agreement. Under the August 2004 amendments, it is expected that only the Federal Agency for Subsoil Use and the licensee will be party to future licence agreements. Although most of the conditions set out in a licence are based on mandatory rules, a number of provisions in a licensing agreement are negotiated between the parties.

Licences may be transferred only under certain limited circumstances that are identified in the Subsoil Law and which until recently included the reorganisation or merger of the licence holder or the transfer of the licence by the initial licence holder to a newly established legal entity in which it has at least a 50% ownership interest, provided that the transferee possesses the equipment and authorisations necessary to conduct the exploration or production activity that is covered by the transferred licence. The amendments that were introduced to Article 17.1 of the Subsoil Law in October this year substantially extend the list of instances in which a subsoil licence may be transferred from one entity to another, which now also include transfer of the licence from a parent company to a subsidiary, from a subsidiary to a parent company, between two subsidiaries of the same parent company, acquisition of the property complex of the previous subsoil user in course of bankruptcy proceedings. In any of the above instances, a licence may be transferred only if the transferee possesses the required equipment, authorisations and permits necessary to conduct subsoil use.

A licence holder has the right to develop and to use (including to sell) resources extracted from the licence area. The Russian Federation, however, retains ownership of all subsoil resources at all times.

Licences generally require the licence holder to make various commitments, including:

- extracting annually an agreed target amount of reserves;
- complying with specified requirements, including in relation to the use of technology;
- conducting agreed mining and other exploratory and development activities;
- protecting the environment in the licence areas from damage;
- providing geological information and data to the relevant authorities;
- submitting on a regular basis formal progress reports to regional authorities; and
- making all obligatory payments when due.

Our material mining licences are scheduled to expire at different times during the period between 2010 and 2023. However, some of these licences require periodic review and confirmation of reserves as a condition to continued mining under the licences.

Article 10 of the Subsoil Law provides that a licence to use a field may be extended at the initiative of the licence holder where the licence holder complies with the terms of the licence and where the exploration, evaluation or development of the field requires completion or wind-up operations. We intend to extend our licences for each of our fields that are expected to continue to produce subsequent to the end of their current periods. However, in the event that the government of the Russian Federation determines that we have not complied with the terms of the relevant licence, we may not be able to extend the licence upon the expiration of its current period.

Governmental authorities may undertake periodic reviews for ensuring compliance by subsoil users with the terms of their licences and applicable legislation. A licensee can be fined for failing to comply with the subsoil production licence and the subsoil production licence can be revoked, suspended or limited in certain circumstances, including:

- a breach or violation by the licensee of material terms and conditions of the licence;
- repeated violation by the licensee of the subsoil regulations;
- the failure by the licensee to commence operations within a required period of time or to produce required volumes, as specified in the licence;
- the occurrence of an emergency situation;
- the emergence of a direct threat to the life or health of people working or residing in the area affected by the subsoil use operations;
- the liquidation of the licensee; and
- the non-submission of reporting data in accordance with the legislation.

Mining allotments

Pursuant to the Subsoil Law, a subsoil plot is provided to a subsoil user as a "mining allotment", i.e. a geometric block of subsoil. Preliminary mining allotment boundaries are determined at the time the

licence is issued. Exact mining allotment boundaries are established upon preparation of a development plan and its approval by state mining supervision authorities and an environmental examination committee and are certified in a mining allotment act issued to the licence holder thereafter. The exact mining allotment boundaries are to be incorporated into the licence as an integral part. Currently, the Federal Service for Ecological, Technological and Nuclear Supervision has authority to approve development plans.

Land use permits

In addition to a subsoil production licence, rights to use surface land within the specified licensed mining area need to be obtained. Pursuant to the Subsoil Law, subsoil licences are issued subject to the land resources management authorities' consent to the allotment of a land plot covering the surface of the licence area. A subsoil user is provided rights to the land plot pursuant to the land legislation of the Russian Federation. Under the Land Code, commercial legal entities must either own or lease land occupied by their operations by 1 January 2008. While we currently hold substantially all requisite land use permits to carry on our surface operations, we may need to take additional measures to comply with the requirements of the Land Code by 1 January 2008. See "– Regulation of Real Estate", "Risk Factors – Risks Relating to the Our Business – We may be required to purchase or lease the land occupied by our operations".

System of payments for the use of subsoil

From 1 January 2002, the previously existing system of payment for the use of subsoil was modified by merging royalties, excise taxes and mineral restoration payments into a single tax called the mineral production tax. Furthermore, based on amendments to the Subsoil Law, the following types of payment obligations were established:

- one-time payments in cases specified in the licence;
- regular payments for subsoil use, such as rent payments for the right to conduct prospecting/appraising and exploration work;
- payments to the state for geological subsoil information;
- fees for the right to participate in tenders and auctions;
- fees for the issuance of licences; and
- other payments and fees set forth by the legislation of the Russian Federation on taxes and duties.

The rates at which payments are to be levied are usually established in a licence by federal authorities within a range of minimum and maximum rates established by the Subsoil Law.

Precious Metals Regulation

Extraction, production and refining of precious metals is subject to specific regulations set forth in the Precious Metals Law. As a general rule, a company which extracts ores that contain precious metals has title to those precious metals. Russian companies may buy ores and concentrate which contain precious metals, provided that they are registered with the Russian State Assay Chamber. The refining of the precious metals contents may only be performed by licensed organisations. The precious metals that are extracted from that refinement process may be used in internal production processes or sold to the relevant governmental authorities or credit organisations which possess a precious metals licence. The export of precious metals from Russia is subject to licensing by the competent authorities, although imports of precious metals into Russia are not subject to any specific regulations. We obtained licences for the export of gold in 2005 and 2006. See "Business – Sales".

Licensing of Types of Activity

In addition to licences to subsoil use, we are required to obtain certain licences, authorisations and permits from Russian governmental authorities for its operations. In particular, we require licences for the operation of hazardous industrial facilities (both for explosives and chemicals) and for the use of water resources (both surface and underground). It is anticipated that the licensing regime for the operation of hazardous industrial facilities will be replaced by technical regulations issued under the Federal Law of

27 December 2002 "On Technical Regulation", as amended (the "Technical Regulation Law"). As of the date of this prospectus, these technical regulations have not been introduced, and the operation of hazardous industrial facilities continues to be conducted on the basis of licences issued under the Federal Law "On Licensing of Certain Types of Activities" of 8 August 2001, as amended (the "Licensing Law") and the regulations introduced thereunder (the "Licensing Regulations").

Licensing of the Operation of Hazardous Facilities

Licences for the operation of hazardous industrial facilities are issued by the Federal Service for Ecological, Technological and Nuclear Supervision. This authority also monitors compliance with legislation governing atmospheric emissions and waste management, sets limits on waste disposal and maintains a register of hazardous industrial facilities. Under the Licensing Law and the Licensing Regulations, licences are issued for a term of five years and may be extended upon the application of the licensee. The issuance of the licence is subject to completion of an industrial safety declaration and a state industrial safety review. See "– Health and Safety".

In the event that a licensee breaches the terms of its licence, the licensing authorities may seek a court order to suspend that licence. If, following a suspension of that licence, the licensee fails to cure the relevant breach within the prescribed period, the licensing authorities may seek a court order to terminate that licence.

Licensing of Surface Water Use

Users of surface water resources in Russia require a licence issued under the Water Code of the Russian Federation of 16 November 1995, as amended (the "Water Code") and certain regulations introduced thereunder. Licences for surface water use are currently issued by the Federal Agency of Water Resources, which is also responsible for monitoring water resources and determining limits for water use. The licence may be granted on a short term basis (up to three years) or a long term basis (from three to twenty five years). The user must also enter into an agreement with the licensing authorities which sets out further terms of use of the relevant resources.

In the event that a licensee breaches the terms of its licence or otherwise violates applicable water or environmental legislation, the licensing authorities may suspend the licence for up to six months. Alternatively, the licensing authorities may notify the licensee of the relevant breach, and, if that breach is not remedied within a prescribed period, the licence may be terminated.

Licensing of Underground Water Use

Users of underground water resources in Russia require a subsoil licence issued under the Subsoil Law, and the regulations adopted thereunder. Licences for use of underground water are currently issued by the Federal Agency for Subsoil Use following a decision process which involves representatives of the federal and regional subsoil authorities. Licences may be granted for a term of up to twenty five years. The conditions of a subsoil licence, including its term, may only be amended by further application to the licensing authorities. The user must also enter into an agreement with the licensing authorities which sets out further terms of use of the relevant resources. In addition, the licensee is required to hold a right of use (through ownership, lease or otherwise) to the land where the licensed deposit is located.

In the event of repeated breaches by the licensee of the applicable regulations or the material terms of the licence, as well as upon the occurrence of certain emergency situations, the licensing authorities may amend, suspend or terminate the licence, and such breaches may also result in the imposition of fines.

Environmental law

We are subject to extensive federal, state and local environmental laws and regulations in the Russian Federation. Our operations involve the discharge of materials and contaminants into the environment, disturbance of land, potential damage to flora and fauna, and other environmental concerns. As part of our mining operations, we use various chemicals and produce wastewater that could, if improperly discharged, have a negative impact on wildlife and vegetation. In addition, we use hazardous materials, such as solvents, to clean, refurbish and maintain our equipment. The applicable laws and regulations set various standards for health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to compensate for environmental damage and restore environmental conditions. See "Risk Factors – Risks Relating to Our Business – Stricter environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations may impose additional costs on us or alter some aspects of our operations".

Issues of environmental protection in Russia are regulated primarily by the Federal Law "On Environmental Protection" No. 7-FZ of 10 January 2002, as amended, or the Environmental Protection Law, as well as by a number of other federal and local legal acts.

The Federal Government, the Ministry of Natural Resources, the Federal Service for Supervision of Use of Natural Resources, the Federal Service for Ecological, Technological and Nuclear Supervision, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency on Subsoil Use, the Federal Agency on Forestry and the Federal Agency on Water Resources (along with their regional branches), as well as other state authorities and public and non-governmental organisations, are responsible for the monitoring, implementation and enforcement of relevant environmental laws and regulations.

Our management believes that we are in material compliance with all environmental laws and regulations in the Russian Federation. We are in the process of implementing technologies that will enable us to lessen the effects of our mining, smelting and production activities on the environment. See "Business – Environmental Protection".

Pay-to-pollute

The Environmental Protection Law establishes a "pay-to-pollute" regime administered by federal and local authorities. Additional payment obligations may arise under the Water Code, the Federal Law "On the Wastes of Production and Consumption" of 24 June 1998, as amended, and the Federal Law "On Atmospheric Air Protection" of 4 May 1999, as amended.

Starting from 12 March 2004, the Federal Service for Surveillance in the Sphere of Ecology and Environmental Use was created under the auspices of the Ministry of Natural Resources (as well as the Federal Agency for Subsoil Use), and the control and surveillance functions of the Ministry of Natural Resources were transferred to this service. According to Decree of the President of the Russian Federation No. 649 of 20 May 2004, starting from 22 May 2004, the Federal Service for Surveillance in the Sphere of Ecology and Environmental Use was reorganised into the Federal Service for Surveillance in the Sphere of Environmental Use, and its ecology surveillance functions were transferred to the reorganised Federal Service for Ecological, Technological and Nuclear Supervision, which is the authority responsible for administering the "pay-to-pollute" regime.

The Government of the Russian Federation and the Federal Service for Ecological, Technological and Nuclear Supervision have established standards which govern the permissible impact of industrial and other business activities on the environment. They have also determined limits for emissions and disposal of hazardous substances, waste disposal and soil and subsoil contamination. Companies must develop their own pollution standards on the basis of these statutory standards, as modified to take into account the type and scale of the environmental impact of their operations. These standards must then be submitted for approval by the Federal Service for Ecological, Technological and Nuclear Supervision, which, in the event that those standards do not comply with the relevant regulations, may itself determine the applicable limit for pollution and require the company to prepare and submit a programme for the reduction of emissions or disposals to the prescribed limit. The emission reduction programme is generally required to be implemented within a specified period. If, by the end of that period the company still exceeds the prescribed limit, a new emission reduction programme must be submitted for approval.

Fees, as set forth in a governmental decree, are assessed on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved limits, and the highest fees are imposed for pollution exceeding such limits. Payments of such fees do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2005, we incurred such fees in the amount of approximately $954,270 ($469,718 in the first six months of 2006).

Ecological approval

Any activities that may affect the environment are subject to state ecological approval by federal authorities in accordance with the Federal Law "On Ecological Expert Examination" No. 174-FZ of 23 November 1995, as amended. Conducting operations that may cause damage to the environment without state ecological approval may result in the negative consequences described in "– Environmental Liability" below.

Enforcement authorities

The Federal Service for the Supervision of the Use of Natural Resources, the Federal Service for Ecological, Technological and Nuclear Supervision, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency on Subsoil Use, the Federal Agency on Forestry and the Federal Agency on Water Resources (along with their regional branches) are involved in environmental control, implementation and enforcement of the relevant laws and regulations. The federal government and Ministry of Natural Resources are responsible for coordinating the activities of the regulatory authorities in this area. Such regulatory authorities, along with other state authorities, individuals and public and non-governmental organisations, also have the right to initiate lawsuits for the compensation of damage caused to the environment. The statute of limitations for such lawsuits is 20 years.

Environmental liability

If the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, a court action may be brought to limit or ban these operations and require the company to remedy the effects of the violation. Any company or employees that fail to comply with environmental regulations may be subject to administrative and/or civil liability, and individuals may be held criminally liable. Courts may also impose clean-up obligations on violators in lieu of or in addition to imposing fines. We have, in the past, been subject to court actions and fines in relation to breaches of environmental regulations. Although none of these court actions and fines have had, individually or in aggregate, a material adverse effect on us, our business and results of operations, we cannot assure you that any such court actions or fines will not have a material effect on us in the future.

Reclamation

We strive to conduct our reclamation activities in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of 22 December 1995, of the Ministry of Natural Resources and Committee of the Russian Federation for Land Resources and Land Use (Roskomzem). In general, our reclamation activities involve both a technical stage and a biological stage. In the first stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces, and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour (AOC) of the property as is required, for example, in the United States.

Environmental protection programmes

We have been developing and implementing environmental protection programmes. Such programmes include measures to aid in our adherence to the limits imposed on air and water pollution and storage of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste.

Regulation of Real Estate

At the present time, most land in Russia is owned by the Russian Federation or the Russian regions and municipalities, and only a small proportion of land is in private ownership. A relatively higher proportion of buildings and similar real estate is privately owned due to less restrictive regulatory regime which applies to such assets.

Land Use Rights

Under the Land Code, companies generally have one of the following rights to the use of land in the Russian Federation: (1) ownership; (2) right of free use for a fixed term; or (3) lease. We and our subsidiaries own or lease the majority of land plots used by us in our activities.

Details of land plots, including their measurements and boundaries, are recorded in a unified register, or cadastre. As a general rule, a state cadastre number must be obtained for a land plot as a condition to selling, leasing or otherwise transferring interests in that plot. As described below, a separate register is maintained for the registration of all real estate and transactions relating to that real estate.

All land is categorised as having a particular designated purpose, for example agricultural land, land for use by industrial enterprises, power companies and communication companies, land for military purposes, forestry land and reserved land (i.e. land which is owned by the state but which may be transferred to any of the other categories). Land may only be used in accordance with the purpose designated by the relevant category.

Under the Land Code, land plots owned by the state or municipalities may generally be sold or leased to Russian and foreign individuals or legal entities. However, certain land plots owned by the state may not be sold or leased to the private sector and are referred to as being "withdrawn from commerce" (for example, natural reserves and land used for military purposes). Other land plots may be subject to ownership restrictions which stipulate that such plots may be held by the private sector only under a lease (for example, land reserved for cultural heritage).

Under Russian law, it is possible that the ownership rights to a building and the land plot on which it is constructed may not be held by the same person or entity. In such circumstances, the owner of that building, as a general rule, has the right of permanent use over the relevant portion of that plot of land, unless otherwise determined by law, contract or the regulatory decision which determined the allocation of that plot of land. Moreover, an owner of a building or plot of land may request that the owner of an adjoining plot of land grant rights in favour of that first owner. In addition, federal, regional or municipal authorities may exercise similar rights in the interests of the state, municipality or local population.

State Registration of Real Estate and Transactions Involving Registered Real Estate

The Federal Registration Service maintains the Unified State Register of Rights to Immovable Property and Transactions Therewith (the "Register of Rights"). Under the Federal Law "On State Registration of Rights to Immovable Property and Transactions Therewith" of 21 July 1997, as amended, registration with the Register of Rights is, *inter alia*, required for: (i) buildings, facilities, land plots and other real estate; and (ii) specified transactions involving such registered real estate, including the establishment of trusts, sales, mortgages, as well as leases for a term of not less than one year. Registration is effected in the Russian region where the property is located, and rights to the relevant real estate are acquired only upon such state registration. A failure to register a transaction which requires state registration generally results in the transaction being rendered null and void.

Regulation of the Sale and Lease of Real Estate

The Civil Code requires that agreements for the sale or lease of buildings expressly set out the price of such sale or lease. In relation to leases, both the rights granted by the lease and the lease agreement (other than lease agreements for a term of less than one year) require registration. In relation to sales, only the transfer of ownership effected by the relevant sale (but not the sale agreement itself) requires registration.

Technical Regulation

We are subject to various technical regulations and standards which apply to industrial manufacturing businesses. The Technical Regulation Law introduced a new regime for the development, enactment, application and enforcement of mandatory rules applicable to products, manufacturing, storage, transportation, sales and certain other operations and processes, as well as new regulations relating to the quality of products and processes, including technical regulations, standards and certification. It was expected that these rules, or technical regulations, would replace the previously adopted state standards (the so-called "GOSTs"). However, most technical regulations have not been yet been implemented, and, in the absence of such technical regulations, the existing federal laws and regulations, including GOSTs, that prescribe rules for different products and processes remain in force to the extent that they protect health, property, the environment and/or consumers. In addition, the federal standardisation authority has declared GOSTs and interstate standards adopted before 1 July 2003 to be the applicable national standards.

In certain circumstances, companies are required to obtain certification of compliance with applicable technical regulations, standards and terms of contracts. Currently a number of products containing precious metals must be certified. Such products include nuggets of precious metals provided that they are classified as unique and raw materials and second raw materials containing precious metals in case of their export from Russia. Where the certification is not mandatory, a company may elect for voluntary certification by applying for a compliance certificate from the relevant authorities. Following the issuance of that certificate, the applicant has the right to use the relevant compliance mark on its products.

Health and Safety

Due to the nature of our business, much of our activity is conducted at industrial sites by large numbers of workers, and workplace safety issues are of significant importance to the operation of these sites.

The principal law regulating industrial safety is the Federal Law "On Industrial Safety of Dangerous Industrial Facilities" No. 116-FZ of 21 July 1997, as amended, or the Safety Law. The Safety Law applies, in particular, to industrial facilities and sites where certain activities are conducted, including sites where lifting machines are used, where alloys of ferrous and non-ferrous metals are produced and where certain types of mining is done. The Safety Law also contains a comprehensive list of dangerous substances and their permitted concentration, and extends to facilities and sites where these substances are used.

There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, gold smelting and alloy production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises, and the foundry industry.

Any construction, reconstruction, liquidation or other activities in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction and liquidation of industrial sites is prohibited unless reviewed by a licensed expert and approved by the Federal Service for Ecological, Technological and Nuclear Supervision.

Companies that operate such industrial facilities and sites have a wide range of obligations under the Safety Law and the Labour Code of Russia effective 1 February 2002, as amended, or the Labour Code. In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or create their own wrecking services in certain cases, conduct personnel training programmes, create systems to cope with and inform the Federal Service for Ecological, Technological and Nuclear Supervision of accidents and maintain these systems in good working order.

In certain cases, companies operating industrial sites must also prepare declarations of industrial safety which summarise the risks associated with operating a particular industrial site and measures the company has taken and will take to mitigate such risks and use the site in accordance with applicable industrial safety requirements. Such declaration must be adopted by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein. The industrial safety declaration, as well as a state industrial safety review, are required for the issuance of a licence permitting the operation of a dangerous industrial facility.

The Federal Service for Ecological, Technological and Nuclear Supervision has broad authority in the field of industrial safety. In case of an accident, a special commission led by a representative of the Federal Service for Ecological, Technological and Nuclear Supervision conducts a technical investigation of the cause. The company operating the hazardous industrial facility where the accident took place bears all costs of an investigation. The officials of the Federal Service for Ecological, Technological and Nuclear Supervision have the right to access industrial sites and may inspect documents to ensure a company's compliance with safety rules. The Federal Service for Environmental, Technological and Nuclear Supervision may suspend or terminate operations or impose administrative liability.

Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that negatively impacts the health of an individual may also be obligated to compensate the individual for lost earnings, as well as health-related damages.

Regulation of Competition

Competition in Russia is regulated by the Law "On Protection of Competition" of 26 July 2006, as amended, or the Competition Law.

Register of Market Participants

The Federal Anti-Monopoly Service (the "FAS") regulates competition in Russia. As part of its competition monitoring activities, the FAS is required to maintain a register of companies which have a share in excess of 35% in a particular commodity market (the "Register"), although the precise procedure

for maintenance of the Register has not yet been established. Companies which belong to the same group are considered as one entity for these purposes. Other than LLC Vitimservice and CJSC Vitimenergo, neither OJSC Polyus Gold nor any of the companies in its group are currently included into the Register. LLC Vitimservice is included as an entity holding more than 65% share in the oil storage and refinery services market in the Bodaibo region of Russia, and CJSC Vitimenergo is included as an entity holding more than 65% share in the electric power transmission services market and telecommunications services market in the Bodaibo region. Neither of these companies has a material effect on our consolidated results of operations.

Dominant Position in the Market

Under the Competition Law, the dominant position is determined pursuant to certain criteria, including, *inter alia*, if a company has a market share in a particular commodity market in excess of 50%, unless it is specifically established that the relevant company does not have a dominant position. However, even if a company has a market share of less than 50% (but not less than 35%) in a particular commodity market, the FAS may specifically determine that such company has a dominant position. A company is assumed to have a dominant position if it (i) has a substantial influence on the circulation of goods in a particular commodity market; (ii) may force other participants from such market; and/or (iii) may restrict the access of other companies to such market. The Competition Law also provides for a new and yet untested principle based on "collective" dominance, which applies to a number of markets characterised by an absence of substitute goods and fixed demand for goods. In such markets, any one of three or less entities with a total market share of more than 50%, or any one of five or less entities with a total market share of more than 70% shall be deemed as taking up a dominant position (unless the share of such entity is less than 8%) to the extent that, for a period of at least one year or for the period of existence of the relevant market, the market shares of the respective entities do not change in any significant respect.

Companies having a dominant position are prohibited from, among other things, entering into agreements which have the effect of price fixing or which otherwise have the effect of limiting competition, artificially limiting the supply of goods, maintaining high or low monopolistic prices and refusing without justification to sell goods to third parties. Companies having a dominant position may also become subject to additional antimonopoly restrictions imposed by the FAS.

Merger Control

The FAS exercises state control over competition by reviewing merger and acquisition transactions.

Prior anti-monopoly clearance must be obtained from the FAS in respect of the acquisition of (i) more than 25% of voting shares in a joint-stock company (or a 1/3 interest in a limited liability company) and any subsequent increase of that stake to more than 50% and/or more than 75% of the voting shares (or a 1/2 and 2/3 interest in a limited liability company); (ii) assets of a company in an amount exceeding 20% of the aggregate balance sheet value of all the assets of such company; or (iii) the right to control the business activities of another company or perform the functions of its executive body.

Any of these actions would require prior approval by the FAS if (i) the aggregate asset value of a purchaser together with the target exceeds RUR 3 billion (approximately $110 million); or (ii) the total revenues of such purchaser and the target for the preceding calendar year exceed RUR 6 billion (approximately $220 million) and the total asset value of the target exceeds RUR 150 million (approximately $5.8 million) or (iii) the purchaser and/or the target (or any companies within their respective groups) are included in the Register. Mergers and acquisitions within the same group are exempt from pre-transactional clearance by FAS, subject to compliance with certain reporting requirements.

The same actions would require subsequent notification (within 45 days) to the FAS if the aggregate asset value or total revenues of a purchaser and a target for the preceding calendar year exceed RUR 200 million (approximately $7.2 million) and, at the same time, the total asset value of the target exceeds RUR 30 million (approximately $1.1 million). In each case the total revenues and asset value would be determined under RAS financial statements.

In calculating revenues and other amounts for these purposes, the FAS uses the consolidated revenues of both the purchaser and the target.

Currency Restrictions

Our operations are subject to certain currency control restrictions, which are set forth in the Currency Law and respective regulations of the CBR.

Pursuant to the Currency Law, transactions between residents and non-residents may be settled either in roubles or in foreign currency. As a general rule, currency operations between residents and non-residents may be effected without restriction, subject to the right of the CBR to introduce a requirement to use special accounts, including, in particular, in relation to settlements under foreign currency loans provided to residents by non-residents. As of the date of this prospectus, the CBR has withdrawn such requirements without imposing new ones, and this right is scheduled to be revoked from 1 January 2007.

Under the Currency Law, residents conducting foreign trade operations must, subject to certain exemptions stipulated by the Currency Law, repatriate to accounts in authorised Russian banks all roubles and foreign currency payable to them under foreign trade contracts. In addition, such residents must procure the repatriation of funds paid to non-residents for goods, works, services, intellectual property and information that were not paid into the Russian Federation.

In addition, the Currency Law and the CBR Regulation No. 117-I of 15 June 2004 set forth the requirement for residents to open a transaction passport with Russian banks. This procedure applies, as a general rule (i) to export and import operations between residents and non-residents, and (ii) to loans granted to residents by non-residents (and vice versa). In relation to imports, this procedure must be completed prior to making payments for the imported goods.

Employment and Labour

Labour matters in Russia are primarily governed by the Labour Code. In addition to this core legislation, relationships between employers and employees are regulated by various federal laws, such as the Federal Law "On Employment in the Russian Federation" of 19 April 1991, as amended.

Employment contracts

As a general rule, employment contracts for an indefinite term are concluded with all employees. Russian labour legislation expressly limits the possibility of entering into term employment contracts. However, an employment contract may be entered into for a fixed term in certain cases where labour relations may not be established for an indefinite term due to the nature of the duties or the conditions of the performance of such duties as well as in other cases expressly identified by federal law.

An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labour Code, including:

- liquidation of the enterprise or downsizing of staff;
- failure of the employee to comply with the position's requirements due to incompetence;
- systematic failure of the employee to fulfil labour duties;
- any single gross violation by the employee of labour duties;
- provision by the employee of false documents or misleading information prior to entry into the employment contract; and
- certain other grounds.

Employees' Rights

The Labour Code provides an employee with certain minimum rights, which may be extended by an employment contract, including the right to a working environment which complies with health and safety requirements and the right to receive a salary on a timely basis and participate in the management of the organisation.

An employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation including a severance payment and, depending on the circumstances, salary payments for a certain period of time.

The Labour Code also provides protections for specified categories of employees. For example, except for a limited number of circumstances, an employer cannot dismiss minors, expectant mothers, mothers with a child under the age of three, single mothers with a child under the age of 14 or other persons caring for a child under the age of 14 without a mother.

Any termination by an employer that is inconsistent with the Labour Code requirements may be invalidated by a court, and the employee maybe reinstated. Lawsuits resulting in the reinstatement of

illegally dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent, and Russian courts tend to support employees' rights in most cases. Where an employee is reinstated by a court, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and reinstatement, as well as for mental distress.

Work time

The Labour Code generally sets the regular working week at 40 hours. Any time worked beyond 40 hours per week, as well as work on public holidays and weekends, must be compensated at a higher rate.

Annual paid vacation leave under the law is generally four weeks. Our employees who perform underground and open-pit mining works or other work in harmful conditions may be entitled to additional paid vacation ranging from six to 36 working days.

The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, the retirement age for male miners who have worked in underground mines for at least 10 years, and females who have worked in underground mines for at least seven years and six months, is 50 years and 45 years, respectively. Persons who have worked as miners in open-pit mines and/or underground mines for at least 25 years may also retire, regardless of age.

Salary

The minimum salary in Russia, as established by federal law, is calculated on a monthly basis and is currently 1,100 roubles (currently approximately $40). Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

Strikes

The Labour Code defines a strike as the temporary and voluntary refusal of workers to fulfil their work duties with the intention of settling a collective labour dispute. Russian legislation contains several requirements for legal strikes. Participation in a legal strike may not be considered by an employer as grounds for terminating an employment contract, although employers are generally not required to pay wages to striking employees for the duration of the strike. Participation in an illegal strike may be adequate grounds for termination.

Trade Unions

Although recent Russian labour regulations have curtailed the authority of trade unions, they still retain significant influence over employees and, as such, may affect the operations of large industrial companies in Russia. In this regard, our management routinely interacts with trade unions in order to ensure the appropriate treatment of our employees and the stability of our business.

The activities of trade unions are generally governed by the Federal Law "On Trade Unions, Their Rights and Guaranties of Their Activity" No. 10-FZ of 12 January 1996, as amended, or the Trade Union Law and applicable legal acts including the Labour Code of Russia.

The Trade Union Law defines a trade union as a voluntary union of individuals with common professional and other interests that is incorporated for the purposes of representing and protecting the rights and interests of its members. National trade union associations, which coordinate activities of trade unions throughout Russia, are also permitted.

As part of their activities, trade unions may:

- negotiate collective contracts and agreements such as those between the trade unions and employers, federal, regional and local governmental authorities and other entities;
- monitor compliance with labour laws, collective contracts and other agreements;
- access work sites and offices, and request information relating to labour issues from the management of companies and state and municipal authorities;
- represent their members and other employees in individual and collective labour disputes with management;

- the amendment of our charter in a manner that limits shareholders' rights;

- acquire pro-rata to its current shareholding new shares issued by us by way of open subscription as well as new shares issued by way of closed subscription if such shareholder voted against the issuance or did not participate in voting on the subject;
- upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled; and
- have free access to certain company documents, receive copies for a cost-based fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents.

Pre-emptive rights

Our Charter and the Joint Stock Companies Law provide existing shareholders with a pre-emptive right to purchase shares or convertible securities during an open subscription in an amount proportionate to their existing shareholding. In addition, the Joint Stock Companies Law provides shareholders with a pre-emptive right to purchase shares or convertible securities during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. This pre-emptive right does not apply to a closed subscription made available only to existing shareholders, provided that, in such circumstances, each such shareholder may acquire a whole number of shares or convertible securities being placed in an amount proportionate to their existing holdings of such securities. Polyus Gold must provide shareholders with written notice of their pre-emptive rights at least 45 days prior to the offering, during which time shareholders may exercise their pre-emptive rights. If the price of offered shares or securities convertible into shares is determined after the expiration of the pre-emptive rights, Polyus Gold must provide shareholders with a written notice of their pre-emptive rights at least 20 days prior to the offering, during which time shareholders may exercise their pre-emptive rights.

Dividends

The Joint Stock Companies Law and our Charter set forth the procedure for determining the dividends that we distribute to our shareholders. According to the Joint Stock Companies Law dividends may be declared quarterly, semi-annually or annually. Dividends are recommended to a shareholders' meeting by a majority vote of the Board of Directors, and approved by the general shareholders' meeting by a majority vote. A decision on annual dividends must be taken at the annual General Shareholders' Meeting. The dividend approved by the General Shareholders' Meeting may not be more than the amount recommended by the Board of Directors. Dividends, if declared, are payable to our shareholders within 60 days of their declaration unless a shorter term of payment is set forth by the shareholders' resolution approving the declaration of dividends. See "– General Shareholders' Meeting – Notice and participation". Dividends are not paid on treasury shares, as defined under Russian law.

The Joint Stock Companies Law allows dividends to be paid only out of net profits calculated under Russian accounting standards. A decision to pay dividends can be taken as long as the following conditions have been met:

- the charter capital of the company has been paid in full;
- the company has repurchased all shares tendered by shareholders having the right to request repurchase;
- the company does not meet and would not meet, as the result of the proposed dividend payment, the criteria for insolvency;
- the value of the company's net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company's charter capital, the company's reserve fund and the excess of the liquidation value over the par value of the issued and outstanding preferred shares of the company; and
- in other cases provided by law.

Declared dividends may not be paid in the following situations:

- the company meets or would meet as the result of such decision the criteria for insolvency as of the date of payment;

- the value of the company's net assets is less (or would become less as a result of the proposed dividend payment) than the sum of the company's charter capital, the company's reserve fund and the excess of the liquidation value over the par value of the issued and outstanding preferred shares of the company as of the date of payment; and
- in other cases provided by law.

If a company is prohibited, as a result of the occurrence or existence of the above circumstances, from paying a dividend that it has previously declared, it must pay such dividend in the event that such circumstances cease.

Distributions to shareholders on liquidation

Under Russian law, the liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint Stock Companies Law and our Charter allows us to be liquidated by a three-quarters majority vote of a shareholders' meeting or by a court order.

Following a decision to liquidate the company, the right to manage our affairs would pass to the liquidation commission which, in the case of voluntary liquidation, is appointed by a shareholders' meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but which may not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code gives creditors the following order of priority during liquidation:

- individuals owed compensation for injuries or deaths or moral damage;
- employees and individuals party to a copyright contract;
- federal and local governmental entities claiming taxes and similar payments to the budgets and non-budgetary funds; and
- other creditors in accordance with Russian legislation.

Claims of creditors in obligations secured by a pledge of the company's property are satisfied from the sale proceeds of the pledged property prior to claims of any other creditors, save for the creditors of the first and second orders of priority, provided that claims of such creditors arose before the respective pledges have been entered into. Any residual claims of secured creditors that remain unsatisfied after the sale of the pledged property rank *pari passu* with claims of the fourth-priority creditors.

The remaining assets of a company are distributed among shareholders in the following order of priority:

- payments to repurchase shares from shareholders which demand the repurchase of their shares in accordance with the Joint Stock Companies Law;
- payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares, if any; and
- payments to holders of ordinary and preferred shares on a *pro rata* basis.

The Federal Law "On Insolvency (Bankruptcy)" of 26 October 2002, as amended (the "Bankruptcy Law") provides for a somewhat different order of priority of creditors' claims in the event of insolvent liquidation. Certain current obligations shall be settled out of the bankrupt estate outside the order of priority:

- court expenses of the debtor;
- expenses associated with the payment of remunerations to the arbitration manager and register keeper;
- current utility and operational payments which are essential for the conduct of the debtor's activities;
- creditors' claims which arose after the acceptance by the arbitration court of the petition for the debtor to be declared bankrupt and before the debtor was declared bankrupt, and creditors' claims in respect of monetary obligations which arose during the receivership;
- salary indebtedness which arose after the acceptance by the arbitration court of the petition for the debtor to be declared bankrupt, and indebtedness in respect of payment for the labour of the debtor's employees which has accrued over the period of the receivership;

- other expenses associated with the conduct of the receivership;
- in the event that the cessation of the activities of the debtor's organisation or of structural subdivisions thereof could result in man-made and (or) ecological disasters or in people's deaths, expenses associated with measures to prevent those consequences from arising shall also be settled outside the order of priority.

Further, the Bankruptcy Law provides for the following order of priority during liquidation:

- claims of individuals owed compensation for injuries or deaths, or moral damages;
- payment of redundancy allowances and payment for the labour of persons who work or worked under an employment agreement, and remunerations under authors' agreements;
- settlements with other creditors.

Claims of creditors in obligations secured by a pledge of the company's property are satisfied from the sale proceeds of the pledged property prior to claims of any other creditors, save for the creditors of the first and second orders of priority, provided that claims of such creditors arose before the respective pledges have been entered into.

Liability of shareholders

The Civil Code and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another entity. The person or entity capable of determining such decisions is deemed an "effective parent". The entity whose decisions are capable of being so determined is deemed an "effective subsidiary". The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

- this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and
- the effective parent gives binding instructions to the effective subsidiary.

Accordingly, a shareholder of an effective parent is not itself liable for the debts of such effective parent's effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, you will not be personally liable for our debts or those of our effective subsidiaries unless you control our business.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the wilful action or inaction of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Charter capital increase

We may increase our charter capital by issuing new shares, or increasing the nominal value of already issued shares using the company's property.

Generally, a decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders' meeting. A decision to increase the charter capital by (1) issuing, by open subscription, additional ordinary shares up to 25% of the previously issued and outstanding ordinary shares; (2) issuing, by open subscription, additional preferred shares convertible into up to 25% of the previously issued and outstanding ordinary shares; or (3) issuing additional ordinary or preferred shares using the company's property, whereby such shares are distributed among the company shareholder *pro rata* to their shareholdings, requires a unanimous vote of our entire Board of Directors. A decision to increase the charter capital by (i) issuing, by open subscription, additional ordinary shares exceeding 25% of the previously issued and outstanding ordinary shares; (ii) issuing, by open subscription, additional preferred shares convertible into more than 25% of the previously issued and outstanding ordinary shares; or (iii) issuing ordinary or preferred shares by closed subscription, requires three-quarters majority vote of all shareholders present at the General Shareholders' Meeting. Our Charter

does not provide for authorised and non-issued ordinary shares or preferred shares and sets forth the nominal value of our shares. Consequently, any issuance of additional ordinary or preferred shares or increase of the nominal value of our shares would necessitate a charter amendment, which requires a three-quarters majority vote of a Shareholders' Meeting.

The Joint Stock Companies Law requires that newly issued shares be sold at market value, except in limited circumstances where (1) existing shareholders exercise a pre-emptive right to purchase shares at not less than 90% of the price paid by third parties, or (2) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The Board of Directors and an independent appraiser value any in-kind contributions for new shares.

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures include:

- adoption of a decision on increase of share capital by placement of additional shares (increase of the nominal value of shares);
- adoption of a decision on share issuance;
- prior registration of a share issuance with FSFM;
- placement of the shares;
- registration of the report or filing of the notification on the results of the share issuance; and
- public disclosure of information at the relevant stages of the issuance.

Capital decrease; share buy-backs

The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 roubles for an open joint stock company. Our charter requires that any decision to reduce our Charter capital, whether through a repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders' meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of publication or receipt of our notice, accelerated performance or termination of all obligations owed to them, as well as compensation for damages.

The Joint Stock Companies Law allows a joint stock company to decrease its share capital only if the following conditions have been met:

- the company's share capital has been paid in full;
- the company has repurchased all shares from shareholders who have exercised their right to demand repurchase of their shares;
- the company is not insolvent on the date of adoption of the decision to decrease the share capital and would not become insolvent as a result of the proposed decrease of share capital;
- the value of the company's net assets on the date of adoption of the decision to decrease the share capital is not less (and would not become less as a result of the proposed decrease of share capital) than the sum of its share capital, the reserve fund and the difference between the liquidation value and par value of the company's issued and outstanding preferred shares;
- declared dividends have been paid in full; and
- other specified requirements of Russian legislation.

The Joint Stock Companies Law allows our shareholders or our Board of Directors to authorise the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares must be resold at market price within one year of their repurchase, otherwise the shareholders must decide to cancel such shares and decrease the charter capital.

The Joint Stock Companies Law allows us to repurchase our shares only if, at the time of repurchase:

- our charter capital has been paid in full;
- we are not and would not become, as a result of the repurchase, insolvent;

- the value of our net assets is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the excess of the liquidation value over par value of our issued and outstanding preferred shares; and
- we have repurchased all shares tendered by shareholders having the right to demand repurchase of their shares, as described immediately below.

Russian law and our Charter provide that our shareholders may demand the repurchase by us of all or some of their shares so long as the shareholder demanding such repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

- a reorganisation;
- entering into a major transaction, as defined under Russian law; and
- amending our Charter in a manner that limits shareholders' rights.

Pursuant to the Joint Stock Companies Law, shareholders demanding repurchase of their shares are not entitled to dispose of, or encumber, their shares from the moment of receipt by the company of the respective shareholder's demand until the earlier of registration with the shareholders' register of such transfer of shares to the company or revocation by that shareholder of its demand. The board of directors must approve the report on the results of repurchase of the shares within 50 days of the relevant decision of the general shareholders' meeting, on the basis of which the relevant changes must be reflected in the shareholders' register. A company may not repurchase shares in such circumstances in an amount which exceeds 10% of the company's net assets calculated according to Russian accounting standards as of the date of the general shareholders' meeting which approved one of the decisions described above. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of the company's net assets, the company will repurchase shares from each such shareholder on a *pro rata* basis.

Registration and transfer of shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. In relation to a joint stock company with more than 50 shareholders, the register of shareholders must be maintained by a specialised registrar. Ownership of our registered ordinary shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. Our shareholders' register is maintained by NRC, whose registered office is located at 6, Veresaeva St., Moscow, Russian Federation 121357.

A shareholder may conclude an agreement with a licensed depositary, under which a depositary will be responsible for keeping records of transfers of rights over the deposited shares. Under Russian legislation, the conclusion of a depositary agreement does not entail transfer of the right of ownership over the deposited shares to a depositary, and a depositary may not carry out any operations with the deposited shares except under instruction of the shareholder. When shares are deposited with a depositary, they are registered on a special "depo" account, and a depositary registers in the shareholders register as a nominee shareholder.

A purchase, sale or other transfer of shares are accomplished through the registration of the transfer in the shareholder register, or the registration of the transfer with a licensed Russian depositary if shares are held by such depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, may be challenged in court.

Reserve fund

Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and repurchase the company's shares in cases when other funds are not available. According to our Charter, our reserve fund shall constitute 15% of our charter capital and shall be formed by way of remitting annually of 5% of our net revenues to the reserve fund until it reaches the prescribed amount.

Disclosure of Information

Russian securities regulations require us to make the following public disclosures and filings on a periodical basis:

- filing quarterly reports with the FSFM containing information about us, our shareholders, the structure of our management bodies, the members of the board of directors, our branches and representative offices, our shares, bank accounts and auditors, important developments during the reporting quarter, and other information about our financial and business activity;
- filing with the FSFM and publishing in the FSFM's periodical publication, as well as in other media, any information concerning material facts and changes in our financial condition or business activities, including among other things:
  - any reorganisation;
  - certain changes in the composition of our assets;
  - certain facts related to share issuances;
  - decisions of the general shareholders' meetings;
  - inclusion in our shareholders register of a shareholder that has acquired 5% or more of our issued ordinary shares and any circumstance which resulted in the number of our issued ordinary shares held by such shareholder moving above or below a 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% threshold; and
  - information on any of the following documents received by us: a voluntary offer (including any competing offer); a mandatory offer (including any competing offer); a notice of the right of shareholders to sell their shares to the person that has acquired more than 95% of the ordinary shares; or a request that minority shareholders sell their shares to the person that has acquired more than 95% of the ordinary shares;
- disclosing information on various stages of shares issuance through publication of certain data as required by the securities regulations;
- disclosing our annual report and annual financial statements prepared in accordance with Russian accounting standards;
- filing with the FSFM on a quarterly basis a list of our affiliated persons and disclosing the same on our website, on the same basis; and
- other information as required by applicable Russian securities legislation.

The Ministry of Justice of the Russian Federation recently registered new FSFM Regulations on Disclosure of Information which will become effective following their publication.

Corporate Governance

Our shares have been listed on the RTS Stock Exchange and on the MICEX Stock Exchange since 12 May 2006 and 15 May 2006, respectively, and, as a result, we are required to comply with a number of corporate governance requirements. Such requirements include, among others, the:

- retention of at least one independent director on the board of directors at all times;
- establishment of an audit committee of the board of directors composed of non-executive directors only and chaired by an independent non-executive director;
- adoption of a regulation on insider trading;
- establishment of internal control procedures; and
- adoption of a provision in our Charter and internal regulations requiring our general director, members of the board of directors, the management board and its officers to disclose information concerning their ownership, sale and purchase of our securities.

General Shareholders' Meetings

Procedure

The powers of a shareholders' meeting are set forth in the Joint Stock Companies Law and in our charter. A shareholders' meeting may not decide issues that are not included in the list of its competence

by the Joint Stock Companies Law. According to our Charter, among the issues which the shareholders have the exclusive power to decide are:

- Charter amendments;
- reorganisation or liquidation;
- determination of the number of, election and removal of the members of the Board of Directors;
- determination of the number, nominal value and type of authorised shares and rights granted by such shares;
- increase of the company's charter capital by way of increasing the nominal value of shares or issue of additional shares except for cases set forth by the Charter and the Joint Stock Companies Law (including the issuance of (i) ordinary shares by open subscription up to 25% of the previously issued and outstanding ordinary shares, (ii) preferred shares, by open subscription, convertible into up to 25% of the previously issued and outstanding ordinary shares, and (iii) ordinary or preferred shares using the company's assets whereby such shares are distributed among the company shareholders);
- decrease of the company's charter capital by reducing the nominal value of shares through buy-back of shares in order to reduce their total number, as well as through redemption of shares purchased or bought back by the Company;
- election of the members of the Audit Commission and early termination of their powers;
- approval of an external auditor (for statutory accounts according to RAS);
- approval of annual reports, annual accounts, including the company's profit and loss statement, as well as distribution of profits, including payment (declaring) of dividends, and losses of the company based on the results of the fiscal year;
- determination of the procedure of holding General Shareholders' Meeting;
- election of members of the vote-tallying commission and early termination of their powers (according to the Joint Stock Company law the registrar serves as the vote-tallying commission at our General Shareholders' Meetings);
- split and consolidation of the Company's shares;
- approval of interested party and major transactions in cases provided for by the Joint Stock Companies Law;
- approval of shares' buy-back by the Company in cases provided for by the Joint Stock Companies Law;
- participation in financial and industrial groups, associations and other alliances of commercial organisations;
- approval of internal documents regulating the activities of the company's governing bodies;
- other matters provided for by the Joint Stock Companies Law.

Under the Joint Stock Companies Law, certain shareholders' resolutions may provide that they remain valid for a specific period of time with respect to a company's reorganisation or spin-off, an increase or decrease of share capital or a splitting or consolidation of shares (the "Validity Period"). However, in the event such shareholders' resolutions are not acted upon within the Validity Period and/or the effective Validity Period for such resolutions has expired, such resolutions become null and void, and, subject to provisions of the Joint Stock Companies Law, are no longer enforceable.

Voting at a shareholders' meeting is generally on the principle of one vote per ordinary share, with the exception of the election of the Board of Directors, which is done through cumulative voting. See "– Board of Directors". Decisions are generally passed by a majority vote of the holders of voting stock present at a shareholders' meeting. However, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders' meeting to approve the following:

- charter amendments;
- reorganisation or liquidation;
- major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company;

- determination of the number, nominal value and type of authorised shares and the rights granted by such shares;
- repurchase by the company of its issued shares;
- any issuance of shares or securities convertible into ordinary shares by closed subscription; or
- issuance by open subscription of ordinary shares or securities convertible into ordinary shares, in each case, constituting more than 25% of the number of issued and outstanding ordinary shares.

The quorum requirement for our shareholders' meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders' meeting with the same agenda may (or, in the case of an annual meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual General Shareholders' Meeting must be convened by the Board of Directors between 1 March and 30 June of each year, and the agenda must include the following items:

- election of members of the Board of Directors;
- approval of the annual report, balance sheet and profit and loss statement;
- approval of distribution of profits, including approval of annual dividends, if any;
- approval of an independent auditor for statutory accounts; and
- election of members of the Audit Commission.

The shareholders' meeting also approves compensation for members of our Board of Directors. A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual General Shareholders' Meeting and may nominate candidates for the Board of Directors and the Audit Commission. Any agenda proposals or nominations must be provided to the company no later than 30 days after the end of the fiscal year.

Extraordinary shareholders' meetings may be called by the Board of Directors on its own initiative, or at the request of the Audit Commission, the independent auditor of the statutory accounts or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorised representatives for the purpose of discussing and voting on issues on the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of shareholders' opinions on issues on the agenda by means of a written poll.

The following issues cannot be decided by a shareholders' meeting by absentee ballot:

- election of members of the Board of Directors;
- election of the Audit Commission;
- approval of the company's independent auditor for statutory accounts; and
- approval of the annual report, balance sheet, profit and loss statement under Russian law, and any distributions of profits, including approval of annual dividends, if any.

Notice and participation

Our shares are listed for trading on the RTS Stock Exchange and the MICEX Stock Exchange and, as a result, we are subject to certain shareholder notification requirements. All shareholders entitled to participate in a general shareholders' meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, in relation to an extraordinary general shareholders' meeting to elect the board of directors or a general shareholders' meeting to approve any

reorganisation in the form of merger, spin-off or demerger and to elect the board of directors of the company established as a result of any reorganisation in the form of merger, spin-off or demerger, shareholders must be notified at least 70 days prior to the date of the meeting. Only those items that were set out in the agenda may be voted upon at a general shareholders' meeting.

The list of persons entitled to participate in a general shareholders' meeting is compiled on the basis of data in our shareholders register on the date established by the Board of Directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of a shareholders' meeting to elect the Board of Directors by cumulative vote, not more than 65 days before the date of the meeting). In the event of a general shareholders' meeting where ballot papers are circulated prior to the general shareholders' meeting, the date for compiling the list of shareholders entitled to participate in the general shareholders' meeting shall be set not less than 35 days prior to the general shareholders' meeting.

The right to participate in a general shareholders' meetings may be exercised by a shareholder as follows:

- by personally participating in the discussion of agenda items and voting thereon;
- by sending an authorised representative to participate in the discussion of agenda items and to vote thereon;
- by absentee ballot; or
- by delegating the right to fill out the absentee ballot to an authorised representative.

Board of Directors

The Board of Directors is responsible for general management matters, with the exception of those matters that are designated by law and our Charter as being the exclusive responsibility of the General Shareholders' Meeting.

Our Charter and the Joint Stock Companies Law provide that our entire Board of Directors must be elected at each annual General Shareholders' Meeting and that our Board of Directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to our Board of Directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders' meeting. If our shareholders sought to dismiss one of our directors, our shareholders would be required to dismiss the entire Board of Directors and then re-appoint at a general meeting those directors whom they wished to retain.

The Joint Stock Companies Law requires all joint stock companies with less than 1,000 shareholders to have at least a five-member board of directors (provided that in joint-stock companies having less than 50 shareholders, the functions of the board of directors may be performed by the general shareholders' meeting), at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only individuals (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company's charter or by a decision of the shareholders' meeting. Our Charter provides that currently our Board of Directors consists of nine members. See "Management and Corporate Governance – Board of Directors".

The Joint Stock Companies Law generally prohibits the board of directors from acting on issues that fall within the exclusive competence of the general shareholders' meeting. Our Board of Directors has the power to direct the general management of the company, and to decide, among other things, the following issues:

- determination of our business priorities, approval of company plans and budgets as well as changes thereto;
- approval of the annual consolidated financial reports of the company;
- convening General Shareholders' Meetings and approval of the agenda thereof;
- setting up the date for compiling a list of persons entitled to participate in the General Shareholders' Meeting and resolving other issues with respect to preparation and holding the General Shareholders' Meeting;

- submission to the General Shareholders' Meetings of issues set forth by the Company Charter;
- placement of Company's bonds and other securities, including bonds convertible into shares and options;
- determination of the value (monetary valuation) of property and placement or buy-back price of securities in cases provided for by the Joint Stock Companies Law;
- buying back outstanding shares, bonds and other securities placed by the Company in cases provided for by the Joint Stock Companies Law;
- appointment of the sole executive body of the Company, i.e. the General Director, and early termination of his powers, determination of the amount of remuneration and compensation package paid to the General Director, approval, amendments to and termination of the agreement with the General Director;
- recommendations on the amount of remuneration and compensations to be paid to the members of the Audit Commission and determination of the amount of remuneration for the services of the external auditor;
- recommendations on the amount of dividends and procedure for payment thereof;
- use of reserve fund and other funds of the company;
- approval of Company's internal documents, with the exception of the internal documents, which shall be approved by the General Shareholders' Meeting;
- approval of transactions involving Company's equity stakes or shares in other entities that will or may lead to alienation or encumbrance of such equity stakes or shares, as well as adoption of other decisions that may lead to the changes in the size of equity stakes in other entities (decision not to exercise the pre-emptive right to acquire shares (stakes), to participate in subscription for shares, etc.);
- establishment and liquidation of branches and opening and closing of representative offices of the company, approval of regulations on the company's branches and representative offices;
- approval of interested party and major transactions in the cases provided for by the Joint Stock Companies Law;
- approval of the Company's registrar, terms and termination of the contract therewith;
- increase of the charter capital by issuing additional shares, including (1) issuing, by open subscription, additional ordinary shares up to 25% of the previously issued and outstanding ordinary shares; (2) issuing, by open subscription, additional preferred shares convertible into up to 25% of the previously issued and outstanding ordinary shares; or (3) issuing additional ordinary or preferred shares using the company's property, whereby such shares are distributed among the company shareholder *pro rata* to their shareholdings;
- approval of the Company's securities issues, reports on the results of the securities' issue and securities prospectuses;
- calling general shareholders' meetings of the Company's subsidiaries and approval of agenda thereof;
- introduction of amendments and supplements to the Company Charter in cases provided for by the Joint Stock Companies Law;
- control over compliance by the Company with the Company budgets approved by the Board of Directors;
- approval of the Company's dividend policy;
- approval of the system and procedures of internal control and of management information system;
- appointment and dismissal of the Company's head of the control and audit service and determination of the amount of his remuneration;
- approval of the requirements to candidates, staff appointment procedure at the control and audit service of the company;

- approval of the internal regulations on the control and audit service of the Company and on the Company's secretary;
- setting up qualification requirements for candidates to the position of the General Director of the Company;
- appointment and dismissal of the Company's Secretary and the Secretary of the Board of Directors, determination of the terms of agreement therewith, including with respect to the amount of his remuneration;
- approval of transactions with a value of 5 (five) or more percent of the book value of the Company's assets as of the last balance sheet reporting date;
- identification of the main risks related to the Company's activities and implementation of measures and procedures to manage such risks;
- approval of public and investor relations policy;
- monitoring the Company's management and its financial and economic activities, evaluating operations of the Company's General Director, control over execution of the decisions of the Board of Directors;
- inviting independent observers to control the vote counting procedure at the General Shareholders' Meetings;
- establishment of the committees of the Board of Directors;
- election and dismissal of the deputy (deputies) of the Chairman of the Board of Directors;
- other matters provided for by the Joint Stock Companies Law and the Charter.

Our Charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described herein. In the absence of the requisite number of directors for actions requiring a unanimous vote or majority vote of disinterested and independent directors, some of these actions may be submitted to a general shareholders' meeting for approval. A Board of Directors meeting is considered duly assembled and legally competent to act when a majority of the number of directors provided for in our Charter are present.

General Director

The General Director exercises executive authority over all of our day-to-day activities, except for issues assigned to the exclusive competence of the General Shareholders' Meeting and the Board of Directors.

Audit Commission

The Audit Commission, whose activities are governed by our Charter and Regulations on the Audit Commission, oversees and coordinates audits of our financial and economic activity. The principal duties of the Audit Commission are to ensure that our activities comply with applicable legislation and do not infringe shareholders' rights, and that our accounting and reporting do not contain any material misstatements. The General Shareholders' Meeting elects its members for one year. Members of our Board of Directors and our senior management may not be appointed to the Audit Commission.

Our Audit Commission currently consists of 5 members:

Name	Year of Birth	Position
Lidiya E. Avseeva	1975	Head of the IFRS Reporting Department of CJSC Polyus
Ilya I. Donkin	1975	Head of the Planning and Budget Control Department of CJSC Polyus
Michael Y. Zatsepin	1975	Deputy Head of the Project Valuation and Modelling Department of CJSC Polyus
Dmitry A. Mayorov	1978	Specialist of the Planning and Budget Control Department of CJSC Polyus
Sergei V. Spirin	1975	Finance Director of CJSC Polyus

Interested Party Transactions

Under the Joint Stock Companies Law, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the company. "Interested party transactions" include transactions involving a member of the board of directors or a member of any executive body of the company, any shareholder that owns, alone or together with any affiliates, at least 20% of a company's issued voting stock or any person who is able to direct the actions of the company, if that person, or that person's spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is:

- a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;
- the owner, individually or collectively, of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;
- a member of any management body of a company or a member of any management body of the managing organisation of the company that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or
- in other cases provided by the Russian legislation.

The Joint Stock Companies Law requires that an "interested party transaction" by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. An "independent director" is a person who is not, and within the year preceding the decision was not, the general director, a member of any executive body or an affiliate of the company. Additionally, such person's spouse, parents, children, adoptive parents or children, brothers or sisters may not occupy positions in the executive bodies of the company. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

Approval by a majority of shareholders who are not interested in the transaction is required if:

- the value of such transaction or a number of inter-related transactions is 2% or more of the balance sheet value of the company's assets determined under Russian accounting standards;
- the transaction or a number of inter-related transactions involves placement through subscription or secondary market sale of shares in an amount exceeding 2% of the aggregate of the company's issued ordinary shares and ordinary shares into which issued convertible securities may be converted;
- the transaction or a number of inter-related transactions involves placement through subscription of issued securities convertible into shares that may be converted into ordinary shares constituting more than 2% of the aggregate of the company's issued ordinary shares and ordinary shares into which issued convertible securities may be converted;
- the number of directors who are not interested in the transaction is not sufficient to constitute a quorum for approval of a transaction by the board of directors; or
- all the members of the board of directors of the company are interested parties, or none of them is an independent director.

Approval by a majority of shareholders who are not interested in the transaction may not be required for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

The approval of interested party transactions is not required in the following instances:

- the company has only one shareholder that simultaneously performs the functions of the sole executive body of the company;
- all shareholders of the company are deemed interested in such transactions;
- the transactions arise from the shareholders executing their pre-emptive rights to purchase the company's newly issued shares or securities convertible into shares;
- the company is repurchasing its issued shares;
- the company is merging with or into another company; or
- the company is required by the federal legislation and/or other normative acts of the Russian Federation to enter into the transaction, and settlements under such transactions are made pursuant to fixed tariffs and prices established by appropriate state authorities.

Any interested party transaction must be approved prior to its execution. Upon a claim by a company or any of its shareholders, a court may invalidate any interested party transaction entered into in breach of the requirements established by the Joint Stock Companies Law.

Major Transactions

The Joint Stock Companies Law defines a "major transaction" as a transaction, or a series of transactions, involving the acquisition or disposal, or a possibility of disposal, of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of ordinary shares or securities convertible into ordinary shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders' meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders' meeting.

Any major transaction entered into in breach of the requirements established by the Joint Stock Companies Law may be invalidated by a court pursuant to a claim made by a company or any of its shareholders.

Change in Control

Share Acquisition above Certain Thresholds and Anti-Takeover Protection

As of 1 July 2006, the effective date of amendments to the Joint Stock Companies Law, new rules apply to the acquisition of shares in open joint stock companies. A person intending to acquire more than 30% of the voting shares (taking into account those it already holds together with its affiliates) has the right to make a public offer to other shareholders of the company (a voluntary offer). Within 35 days after acquisition by any means of more than 30%, 50% or 75% of such shares, the acquirer must make a public offer to purchase the remaining shares from the shareholders (a mandatory offer).

The acquirer's payment obligations arising from both voluntary and mandatory offers must be secured in each case by an irrevocable bank guarantee valid for at least six months after the expiration date of the relevant acceptance period.

At any time after the company receives a voluntary or a mandatory offer and until 25 days prior to the expiration of the relevant acceptance period, any person has the right to make a competing offer (that satisfies the requirements for voluntary or mandatory offers, as the case may be) to purchase that number of shares at a price that is not less than the price offered in the relevant voluntary or mandatory offer. Any shareholder may revoke its previous acceptance of that offer and accept the competing offer. A copy of the competing offer must be sent to the person who made the respective voluntary or mandatory offer so that such person has the opportunity to amend its offer by increasing the purchase price and/or shortening the settlement period.

In addition, from the date upon which a voluntary or mandatory offer has been made until 20 days after the expiration of the period for acceptance of such voluntary or mandatory offer, decisions on share capital increases through an additional share issuance, approval of interested party and certain other transactions and issues may only be made by our general shareholders' meeting.

If, as a result of either a voluntary or the mandatory offer, the acquirer purchases more than 95 per cent of the voting shares, it will have an obligation to:

- notify all the other shareholders (within 35 days after acquisition of shares above such threshold) of their right to sell their shares and other securities convertible into shares; and
- purchase their shares and/or convertible securities upon request of each such minority shareholder.

In addition, as an alternative to giving such notice, the acquirer has the right to deliver a mandatory buy-out request, requiring the minority shareholders to sell their shares.

Any such buy-out offer or request must be secured by an irrevocable bank guarantee. If the company is publicly traded, prior notice of the offers must be filed with the FSFM; otherwise, such offers must be filed with the FSFM no later than the date of the offer. The FSFM may require revisions to be made to the terms of the offer (including the price) in order to bring them into compliance with the applicable rules.

As a general rule, these new buy-out mechanisms became effective as of 1 July 2006 and will be available to persons that have acquired such shares pursuant to a voluntary or a mandatory offer after such date. In addition, for a period of one year after 12 August 2006, such mechanisms are available to majority shareholders that, as of 1 July 2006, own more than 95% of the voting shares or, alternatively, own 85% of such shares and increase their stake to more than 95% through a voluntary offer made after such date. However, in each such case, the determination of the purchase price will require both a report of an independent appraiser and an expert opinion of a self-regulatory organisation of appraisers.

Approval of the Russian Federal Antimonopoly Service

The Competition Law requires that certain acquisitions of shares in a joint stock company must be notified to, or submitted for prior approval by, the FAS. See "Regulatory Matters – Regulation of Competition".

The depositary appears in the shareholders' register of a joint stock company as an owner of the shares, and, as a result, is technically subject to these requirements. However, under the depositary agreement, the depositary may not exercise voting rights in its discretion, but rather exercises such rights in accordance with instructions of the ADS holders. Accordingly, although the Competition Law does not specifically exempt depositaries from antimonopoly clearance, depositaries have in practice benefited from such an exemption, as clarified by the FAS in letters issued on case-by-case basis.

Exchange Control

Notwithstanding recent significant liberalisation of the Russian currency control regime, the current Currency Control Law empowers the government and the CBR to regulate and restrict certain foreign currency operations, including certain types of payments in foreign currency, operations involving foreign securities (including ADSs) and domestic securities (including our ordinary shares), as well as certain types of settlements in roubles between residents and non-residents of Russia. Most restrictions imposed by the Currency Control Law do not apply starting with 1 July 2006 and should cease to be effective as of 1 January 2007.

Provisions on the remittance of dividends, interest or other payments to non-residents

In its Information Letter of 31 March 2005 No. 2, the CBR declared that, for currency control purposes, Russian companies may pay dividends in foreign currency to their shareholders who are not Russian residents. If Russian companies were again required to pay all dividends on ordinary shares in roubles, which requirement should not apply after 1 January 2007, current Russian legislation would permit such rouble funds to be converted into U.S. dollars by the Depositary without restriction.

The ability to convert roubles into U.S. dollars is subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of roubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency

futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of roubles into foreign currencies outside of Russia and no viable market in which to hedge rouble- and rouble-denominated investments.

FSFM Approval of Placement and/or Circulation of Shares in the Form of ADSs

Pursuant to Russian law, securities of a Russian company may be placed and/or circulated outside the Russian Federation in the form of ADSs, provided that such company obtained permission from the FSFM prior to such placement and circulation of ADSs. Russian law stipulates that the total number of shares of a Russian company that may be placed and/or circulated outside the Russian Federation may not exceed 35% of that company's total number of shares. In addition, with respect to each particular offering, no more than 70% of the offered shares of a Russian company may be placed and circulated outside the Russian Federation in the form of ADSs, and the remaining shares must be offered in the form of shares. We have received the FSFM approval of 22 June 2006 in connection with our Level 1 ADR programme. The outstanding number of our shares which are permitted for overseas trading by the FSFM amounts to 66,719,711, representing 34.99% of our share capital.

Notification of Foreign Ownership

Pursuant to Part I of the Tax Code of the Russian Federation of 31 July 1998, as amended (the "Tax Code") foreign persons registered as individual entrepreneurs in Russia and foreign companies, regardless of whether they are registered with the Russian tax authorities, that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition. The procedure for notifying the Russian tax authorities by foreign companies that are not registered with the Russian tax authorities at the time of their share acquisitions is unclear.

Notification of Acquisition of Certain Thresholds

Pursuant to Russian securities legislation, each holder of ordinary shares of a joint stock company must notify a company and the FSFM of the acquisition of 5% or more of such ordinary shares and any subsequent change in the number of the ordinary shares above or below a threshold of 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75%. Each notification must contain the name of the shareholder, the name of the company, the state registration number of the ordinary shares issuance and the number of the ordinary shares acquired. As a general rule, such notifications must be given within five days after the ordinary shares have been transferred to such shareholder's securities account or, if such change was the result of placement of additional ordinary shares, within five days of the day such shareholder learnt, or should have learned, about state registration of the report on placement of shares.

DESCRIPTION OF THE AMERICAN DEPOSITARY SHARES

Each ADS is subject to the terms and conditions set out below. Each ADS also bears the following legend.

IT IS EXPECTED THAT SHARES DEPOSITED HEREUNDER WILL BE REGISTERED ON THE SHARE REGISTRAR MAINTAINED BY THE RUSSIAN SHARE REGISTRAR IN THE NAME OF THE DEPOSITARY OR ITS NOMINEE OR OF THE CUSTODIAN OR ITS NOMINEE. OWNERS AND BENEFICIAL OWNERS SHOULD BE AWARE, HOWEVER, THAT RUSSIA'S SYSTEM OF SHARE REGISTRATION AND CUSTODY CREATES CERTAIN RISKS OF LOSS THAT ARE NOT NORMALLY ASSOCIATED WITH INVESTMENTS IN CERTAIN OTHER SECURITIES MARKETS. THE DEPOSITARY WILL NOT BE LIABLE FOR THE UNAVAILABILITY OF SHARES OR FOR THE FAILURE TO MAKE ANY DISTRIBUTION OF CASH OR PROPERTY WITH RESPECT THERETO AS A RESULT OF SUCH UNAVAILABILITY.

THE DEPOSITARY HAS BEEN ADVISED BY RUSSIAN COUNSEL THAT COURTS IN THE RUSSIAN FEDERATION NORMALLY WILL NOT RECOGNISE OR ENFORCE JUDGMENTS OBTAINED IN THE NEW YORK COURTS.

Terms and Conditions

1. **THE DEPOSIT AGREEMENT.**

This American Depositary Receipt is one of an issue (herein called "Receipts"), all issued and to be issued upon the terms and conditions set forth in the deposit agreement, dated as of 17 May 2006, (herein called the "Deposit Agreement"), by and among the Company, the Depositary, and all Owners and Beneficial Owners from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and become bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights of Owners and Beneficial Owners of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property, and cash are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the Depositary's Corporate Trust Office in New York City and at the office of the Custodian.

The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. Capitalised terms defined in the Deposit Agreement and not defined herein shall have the meanings set forth in the Deposit Agreement.

2. **SURRENDER OF RECEIPTS AND WITHDRAWAL OF SHARES.**

Upon surrender at the Corporate Trust Office of the Depositary of this Receipt accompanied by such documents as the Depositary may require (including a purchase/sale contract relating to the transfer of the Shares), and upon payment of the fee of the Depositary provided in this Receipt, and subject to the terms and conditions of the Deposit Agreement, the Owner hereof is entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by the American Depositary Shares for which this Receipt is issued. Delivery of such Deposited Securities may be made by the delivery of (a) certificates or other documents evidencing title (including extracts from the Share Register) in the name of the Owner hereof or as ordered by him or properly endorsed or accompanied by proper instruments of transfer and (b) any other securities, property and cash to which such Owner is then entitled in respect of this Receipt. The Depositary shall direct the Custodian or its agents to cause the transfer and recordation by the Russian Share Registrar on the Share Register of the Shares being withdrawn in the name of such Owner or as directed by him as above provided, and the Company shall ensure that such transfer and recordation is promptly effected. Upon such transfer and recordation, the Custodian shall deliver at the Moscow, Russian Federation, office of the Custodian, subject to Sections 2.06, 3.01 and 3.02 and to the other terms and conditions of the Deposit Agreement, to or upon the written order of the person or persons designated in the order delivered to the Depositary as above provided, documents evidencing title (including extracts from the Share Register) for the amount of Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, except that, if and to the extent practicable, the Depositary may make delivery to such person or persons at the Corporate Trust

Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary. At the request, risk and expense of any Owner so surrendering this Receipt, and for the account of such Owner, the Depositary shall direct the Custodian to forward any cash or other property (other than rights) comprising, and forward a certificate or certificates and other proper documents evidencing title for (as described above), the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt to the Depositary for delivery at the Corporate Trust Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Owner, by cable, telex or facsimile transmission.

3. <u>TRANSFERS, SPLIT-UPS, AND COMBINATIONS OF RECEIPTS.</u>

The transfer of this Receipt is registerable on the books of the Depositary at its Corporate Trust Office by the Owner hereof in person or by a duly authorised attorney, upon surrender of this Receipt properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes and the expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination, or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, the Custodian, or Registrar may require payment from the depositor of the Shares or the presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and expenses as provided in this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any regulations the Depositary may establish consistent with the provisions of the Deposit Agreement or this Receipt, including, without limitation, this Article 3.

The delivery of Receipts against deposit of Shares generally or against deposit of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement or this Receipt, or for any other reason, subject to the provisions of the following sentence. Notwithstanding anything to the contrary in the Deposit Agreement or this Receipt, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares.

4. <u>LIABILITY OF OWNER OR BENEFICIAL OWNER FOR TAXES.</u>

If any tax or other governmental charge shall become payable with respect to any Receipt or any Deposited Securities represented hereby, such tax or other governmental charge shall be payable by the Owner or Beneficial Owner hereof to the Depositary, and such Owner or Beneficial Owner shall be deemed liable therefor. In addition to any other remedies available to it, the Depositary may refuse to effect any transfer of this Receipt or any withdrawal of Deposited Securities represented by American Depositary Shares evidenced by such Receipt until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner or Beneficial Owner hereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the Owner or Beneficial Owner hereof shall remain liable for any deficiency. The obligations of Owners and

Beneficial Owners under this Article 4 shall survive any transfer of Receipts pursuant to Section 2.04 of the Deposit Agreement, any surrender of Receipts and withdrawal of Deposited Securities pursuant to Section 2.05 of the Deposit Agreement, or the termination of the Deposit Agreement pursuant to Section 6.02 of the Deposit Agreement.

5. WARRANTIES ON DEPOSIT OF SHARES.

Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor are validly issued, fully paid, non-assessable, and free of any pre-emptive rights of the holders of outstanding Shares and that the person making such deposit is duly authorised so to do. Every such person shall also be deemed to represent that such Shares and the Receipts evidencing American Depositary Shares representing such Shares would not be Restricted Securities. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts.

6. FILING PROOFS, CERTIFICATES, AND OTHER INFORMATION.

Any person presenting Shares for deposit or any Owner or Beneficial Owner of a Receipt may be required from time to time to file with the Depositary or the Custodian such proof of citizenship or residence, exchange control approval, or such information relating to the registration on the books of the Company or the Foreign Registrar, if applicable, to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper. Subject to Article 24, the Depositary may withhold the delivery or registration of transfer of any Receipt or the distribution of any dividend or sale or distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties made. No Share shall be accepted for deposit unless accompanied by evidence satisfactory to the Depositary that any necessary approval has been granted by any governmental body in the Russian Federation which is then performing the function of the regulation of currency exchange.

7. CHARGES OF DEPOSITARY.

The Company agrees to pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any Registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present its statement for such charges and expenses to the Company at least once every three months. The charges and expenses of the Custodian are for the sole account of the Depositary.

The following charges shall be incurred by any party depositing or withdrawing Shares or by any party surrendering Receipts or to whom Receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the Receipts or Deposited Securities or a distribution of Receipts pursuant to Section 4.03 of the Deposit Agreement), or by Owners, as applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the Share register of the Company or Foreign Registrar and applicable to transfers of Shares to or from the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the terms of the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.05 of the Deposit Agreement, (5) a fee of $5.00 or less per 100 American Depositary Shares (or portion thereof) for the execution and delivery of Receipts pursuant to Section 2.03, 4.03 or 4.04 of the Deposit Agreement and the surrender of Receipts pursuant to Section 2.05 or 6.02 of the Deposit Agreement, (6) a fee of $.02 or less per American Depositary Share (or portion thereof) for any cash distribution made pursuant to Sections 4.01 through 4.04 of the Deposit Agreement, (7) a fee for the distribution of securities pursuant to Section 4.02 of the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause 7 treating all such securities as if they were Shares), but which securities are instead distributed by the Depositary to Owners, (8) in addition to any fee charged under clause (6), a fee of $.02 or less per American Depositary Share (or portion thereof) for depositary services, which will accrue on the last day of each calendar year and which will be payable

as provided in clause (9) below; and (9) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents in connection with the servicing of Shares or other Deposited Securities (which charge shall be assessed against Owners as of the date or dates set by the Depositary in accordance with Section 4.06 of the Deposit Agreement and shall be payable at the sole discretion of the Depositary by billing such Owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions).

The Depositary, subject to Article 8 hereof, may own and deal in any class of securities of the Company and its affiliates and in Receipts.

8. PRE-RELEASE OF RECEIPTS.

Notwithstanding Section 2.03 of the Deposit Agreement, the Depositary may execute and deliver Receipts prior to the receipt of Shares pursuant to Section 2.02 of the Deposit Agreement (a "Pre-Release"). The Depositary may, pursuant to Section 2.05 of the Deposit Agreement, deliver Shares upon the receipt and cancellation of Receipts which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such Receipt has been Pre-Released. The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom Receipts are to be delivered, that such person, or its customer, owns the Shares or Receipts to be remitted, as the case may be, (b) at all times fully collateralised with cash or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of American Depositary Shares which are outstanding at any time as a result of Pre-Release will not normally exceed thirty percent (30%) of the Shares deposited under the Deposit Agreement; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate, and may, with the prior written consent of the Company, change such limit from time to time for purposes of general application. The Depositary will also set Dollar limits with respect to Pre-Release transactions to be entered into under the Deposit Agreement with any particular Pre-Releasee on a case-by-case basis as the Depositary deems appropriate. For purposes of enabling the Depositary to fulfil its obligations to the Owners under the Deposit Agreement, the collateral referred to in clause (b) above will be held by the Depositary in connection with a Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Shares or Receipts upon termination of a Pre-Release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities under the Deposit Agreement).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

9. TITLE TO RECEIPTS.

It is a condition of this Receipt and every successive Owner and Beneficial Owner of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of New York; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement or for all other purposes and neither the Depositary nor the Company will have any obligation or be subject to any liability under the Deposit Agreement to any holder of this Receipt unless such holder is the Owner hereof.

10. VALIDITY OF RECEIPT.

This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorised signatory of the Depositary; provided, however that such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual or facsimile signature of a duly authorised officer of the Registrar.

11. REPORTS; INSPECTION OF TRANSFER BOOKS.

The Company currently furnishes the Securities and Exchange Commission (hereinafter called the "Commission") with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. Such reports and communications will be available for inspection and copying by Owners and Beneficial Owners at the public reference facilities maintained by the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549.

The Depositary will make available for inspection by Owners of Receipts at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary will also send to Owners of Receipts (i) copies of such reports when furnished by the Company pursuant to Section 5.06 of the Deposit Agreement, (ii) copies of any written communications provided to the Depositary by the Russian Share Registrar pursuant to Section 5.13(b)(v) of the Deposit Agreement; and (iii) copies of any notices given or required to be given by the Depositary pursuant to Section 5.13(d) of the Deposit Agreement. Any such reports and communications, including any such proxy soliciting material, furnished to the Depositary by the Company shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the Commission.

The Depositary will keep books, at its Corporate Trust Office, for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Owners of Receipts provided that such inspection shall not be for the purpose of communicating with Owners of Receipts in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.

12. DIVIDENDS AND DISTRIBUTIONS.

Whenever the Depositary receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary be converted on a reasonable basis into United States dollars transferable to the United States, and subject to the Deposit Agreement, convert such dividend or distribution into dollars and will, as promptly as practicable, distribute the amount thus received (net of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.09 of the Deposit Agreement) to the Owners of Receipts entitled thereto; provided, however, that in the event that the Company or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed to the Owners of the Receipts evidencing American Depositary Shares representing such Deposited Securities shall be reduced accordingly.

Subject to the provisions of Section 4.11 and 5.09 of the Deposit Agreement, whenever the Depositary receives any distribution other than a distribution described in Section 4.01, 4.03 or 4.04 of the Deposit Agreement, the Depositary will, as promptly as practicable, cause the securities or property received by it to be distributed to the Owners entitled thereto, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners of Receipts entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.09 of the Deposit Agreement) will be distributed by the Depositary to the Owners of Receipts entitled thereto all in the manner and subject to the conditions described in Section 4.01 of the Deposit Agreement.

If any distribution consists of a dividend in, or free distribution of, Shares, the Depositary may distribute to the Owners of outstanding Receipts entitled thereto, additional Receipts evidencing an aggregate number of American Depositary Shares representing the amount of Shares received as such dividend or free distribution subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of American Depositary Shares evidenced by Receipts, including the withholding of any tax or other governmental charge as provided in Section

4.11 of the Deposit Agreement and the payment of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.09 of the Deposit Agreement. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary will sell the amount of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section 4.01 of the Deposit Agreement. If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.

In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) or any deposit of Shares, transfer of Receipts or withdrawal of Deposited Securities under the Deposit Agreement is subject to any tax or other governmental charge which the Depositary determines, in its absolute discretion, it is, or may be, obligated to withhold, the Depositary may by public or private sale dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners of Receipts entitled thereto.

13. RIGHTS.

In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company, shall have discretion as to the procedure to be followed in making such rights available to any Owners or in disposing of such rights on behalf of any Owners and making the net proceeds available to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse. If at the time of the offering of any rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all or certain Owners but not to other Owners, the Depositary may distribute to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of American Depositary Shares held by such Owner, warrants or other instruments therefor in such form as it deems appropriate.

In circumstances in which rights would otherwise not be distributed, if an Owner of Receipts requests the distribution of warrants or other instruments in order to exercise the rights allocable to the American Depositary Shares of such Owner hereunder, the Depositary will make such rights available to such Owner upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law.

If the Depositary has distributed warrants or other instruments for rights to all or certain Owners, then upon instruction from such an Owner pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Shares to be received upon the exercise of the rights, and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Owner, exercise the rights and purchase the Shares, and the Company shall cause the Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Shares so purchased to be deposited pursuant to Section 2.02 of the Deposit Agreement, and shall, pursuant to Section 2.03 of the Deposit Agreement, execute and deliver Receipts to such Owner. In the case of a distribution pursuant to the second paragraph of this Article 13, such Receipts shall be legended in accordance with applicable U.S. laws, and shall be subject to the appropriate restrictions on sale, deposit, cancellation, and transfer under such laws.

If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to all or certain Owners, it may sell the rights, warrants or other instruments in proportion to the number of American Depositary Shares held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees and expenses of the Depositary as provided in Section 5.09 of the Deposit Agreement and all taxes and governmental charges payable in connection with such rights and subject to the terms

and conditions of the Deposit Agreement) for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any Receipt or otherwise.

The Depositary will not offer rights to Owners unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act of 1933 with respect to a distribution to all Owners or are registered under the provisions of such Act; provided, that nothing in this Deposit Agreement shall create, any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavour to have such a registration statement declared effective. If an Owner of Receipts requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under such Act, the Depositary shall not effect such distribution unless it has received an opinion from recognised counsel in the United States for the Company upon which the Depositary may rely that such distribution to such Owner is exempt from such registration.

The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner in particular.

14. CONVERSION OF FOREIGN CURRENCY.

Whenever the Depositary shall receive foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, into the Depositary's foreign investment account in the Russian Federation, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the Depositary be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Depositary shall convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into Dollars, and such Dollars shall be distributed to the Owners entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions, the date of delivery of any Receipt or otherwise and shall be net of any expenses of conversion into Dollars incurred by the Depositary as provided in Section 5.09 of the Deposit Agreement.

If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall file such application for approval or licence, if any, as it may, in its sole discretion, deem desirable.

If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary or the Custodian is not convertible on a reasonable basis into Dollars transferable to the United States, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary to, or in its discretion may hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same.

If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars to the extent permissible to the Owners entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled thereto.

15. RECORD DATES.

Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the

Depositary shall find it necessary or convenient, the Depositary shall fix a record date which shall, to the extent reasonably practicable, be the same date, if any, applicable to the Deposited Securities (a) for the determination of the Owners of Receipts who shall be (i) entitled to receive such dividend, distribution or rights or the net proceeds of the sale thereof or (ii) entitled to give instructions for the exercise of voting rights at any such meeting, (b) on or after which each American Depositary Share will represent the changed number of Shares, subject to the provisions of the Deposit Agreement or (c) for the determination of the Owners who shall be responsible for the fee assessed by the Depositary pursuant to Article 8 hereof for inspection of the Share Register maintained by the Russian Share Registrar.

16. VOTING OF DEPOSITED SECURITIES.

Upon receipt of notice of any meeting of holders of Shares or other Deposited Securities, if requested in writing by the Company, the Depositary shall, as soon as practicable thereafter, mail to the Owners a notice (the "Solicitation"), the form of which notice shall be in the sole discretion of the Depositary, which shall contain (a) such information as is contained in such notice of meeting received by the Depositary from the Company, (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of the law of the Russian Federation and of the Charter of the Company, to instruct the Depositary as to the exercise of the voting rights (or to request a voting proxy from the Depositary, the execution and delivery of such proxy to be at the expense of the requesting Owner and such request to be given to the Depositary in writing and sufficiently in advance of the date of any meeting of holders of Shares), if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares, and (c) a statement as to the manner in which such instructions may be given. Upon the written request of an Owner on such record date, received on or before the date established by the Depositary for such purpose (the "Instruction Date"), the Depositary shall endeavour, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions. If no instructions are received by the Depositary, following the Solicitation, from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the date established by the Depositary for such purpose, such Deposited Securities shall not be voted at the meeting and shall not be counted as being present for the purposes of establishing a quorum.

There can be no assurance that the Depositary will be able to process a request for a voting proxy sufficiently prior to the date of any meeting to ensure that the Owner receives such voting proxy prior to the meeting.

17. CHANGES AFFECTING DEPOSITED SECURITIES.

In circumstances where the provisions of Section 4.03 of the Deposit Agreement do not apply, upon any change in nominal value, change in par value, splits-up, consolidation, or any other reclassification of Deposited Securities, or upon any recapitalisation, reorganisation, merger or consolidation, or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and American Depositary Shares shall thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may execute and deliver additional Receipts as in the case of a dividend in Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities.

18. LIABILITY OF THE COMPANY AND DEPOSITARY.

Neither the Depositary nor the Company nor any of their respective directors, employees, agents or affiliates shall incur any liability to any Owner or Beneficial Owner of any Receipt, if by reason of any provision of (a) any present or future law or regulation of the United States or any other country, or of any other governmental or regulatory authority, or by reason of any act of God or war or other

circumstances beyond its control, or (b) in the case of the Depositary only, (i) any act or failure to act of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision, present or future, of the Charter of the Company or any other instrument of the Company governing the Deposited Securities or (iii) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, the Depositary or the Company shall be prevented, delayed or forbidden from or be subject to any civil or criminal penalty on account of doing or performing any act or thing which by the terms of the Deposit Agreement or Deposited Securities it is provided shall be done or performed (including, in the case of the Depositary, delivery of any Deposited Securities or distribution of cash or property in respect thereof pursuant to Articles 12 and 13 hereof); nor shall the Depositary or the Company or any of their respective directors, employees, agents or affiliates incur any liability to any Owner or Beneficial Owner of a Receipt by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement. Where, by the terms of a distribution pursuant to Section 4.01, 4.02 or 4.03 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.04 of the Deposit Agreement, such distribution or offering may not be made available to Owners of Receipts, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and make the net proceeds available to such Owners, then the Depositary shall not make such distribution or offering, and shall allow any rights, if applicable, to lapse. Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Deposit Agreement to Owners or Beneficial Owners of Receipts, except that (i) the Company agrees to perform its obligations specifically set forth in the Deposit Agreement without negligence or bad faith and (ii) the Depositary agrees to perform its obligations specifically set forth in the Deposit Agreement without negligence or bad faith. The Depositary shall not be subject to any liability with respect to the validity or worth of the Deposited Securities. Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit, or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. Neither the Depositary nor the Company shall be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel accountants, any person presenting Shares for deposit, any Owner or Beneficial Owner of a Receipt, or any other person believed by it in good faith to be competent to give such advice or information; provided, however, that advice of or information from legal counsel is from recognised U.S. counsel with respect to U.S. legal issues, recognised Russian legal counsel for Russian legal issues and recognised counsel from any other jurisdiction for legal issues with respect to that jurisdiction; provided, further, however, that in the case of the Depositary this shall include in-house counsel of the Depositary with respect to U.S. legal issues. The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities or any request for a voting proxy, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or inaction is in good faith. The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with a matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises, the Depositary performed its obligations without negligence or bad faith while it acted as Depositary. The Depositary shall not be liable to the Company, any Owner or Beneficial Owner or any other person for the unavailability of Deposited Securities or for the failure to make any distribution of cash or property with respect thereto as a result of (i) any act or failure to act of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision of any present or future law or regulation of the United States, the Russian Federation or any other country, (iii) any provision of any present or future regulation of any governmental or regulatory authority or stock exchange, (iv) any provision of any present or future Charter of the Company or any other instrument of the Company governing the Deposited Securities, (v) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or (vi) any act of God or war or other circumstance beyond its control. The Company agrees to indemnify the Depositary, any Custodian, and their respective directors, employees, agents and affiliates and any Custodian

against, and hold each of them harmless from, any liability or expense (including, but not limited to, the expenses of counsel) which may arise out of (a) any registration with the Commission or the FSFM of Receipts, American Depositary Shares or Deposited Securities or the offer or sale thereof, or any permit filed or submitted therefor (unless specifically agreed otherwise by the Company and the Depositary), or out of acts performed or omitted, in accordance with the provisions of the Deposit Agreement and of the Receipts, as the same may be amended, modified, or supplemented from time to time, (i) by either the Depositary or a Custodian or their respective directors, employees, agents and affiliates, except for any liability or expense arising out of the negligence or bad faith of either of them, or (ii) by the Company or any of its directors, employees, agents and affiliates or (b) the unavailability of Deposited Securities or the failure to make any distribution of cash or property with respect thereto as a result of (i) any act or failure to act of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision of any present or future Charter of the Company or any other instrument of the Company governing Deposited Securities or (iii) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof. No disclaimer of liability under the Securities Act of 1933 is intended by any provision of the Deposit Agreement.

19. RESIGNATION AND REMOVAL OF THE DEPOSITARY; APPOINTMENT OF SUCCESSOR CUSTODIAN.

The Depositary may at any time resign as Depositary hereunder by written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. Whenever the Depositary in its discretion determines that it is in the best interest of the Owners of Receipts to do so, it may, with the prior written consent of the Company (which consent shall not be unreasonably withheld), appoint a substitute or additional custodian or custodians.

20. AMENDMENT.

The form of the Receipts and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary without the consent of Owners or Beneficial Owners of Receipts in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than taxes and other governmental charges, registration fees and cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of Owners of Receipts, shall, however, not become effective as to outstanding Receipts until the expiration of thirty days after notice of such amendment shall have been given to the Owners of outstanding Receipts. Every Owner of a Receipt at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Owner of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby except in order to comply with mandatory provisions of applicable law.

21. TERMINATION OF DEPOSIT AGREEMENT.

The Depositary at any time at the direction of the Company, shall terminate the Deposit Agreement by mailing notice of such termination to the Owners of all Receipts then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Owners of all Receipts then outstanding if at any time 90 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. On and after the date of termination, the Owner of a Receipt will, upon (a) surrender of such Receipt at the Corporate Trust Office of the Depositary and (b) payment of any applicable taxes or governmental charges and the fees and expenses of the Depositary, including the fee of the Depositary for the surrender of Receipts referred to in Article 8 hereof, be entitled to delivery, to him

or upon his order, of the amount of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in the manner provided in Section 2.05 of the Deposit Agreement. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights and other property as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it thereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary with respect to indemnification, charges, and expenses.

22. ARBITRATION; SETTLEMENT OF DISPUTES.

(a) The Deposit Agreement provides that any controversy, claim, cause of action or other dispute (each, a "Dispute") brought by any party or parties to the Deposit Agreement (including, for the avoidance of doubt, any former or current Owners and Beneficial Owners of Deposited Securities evidenced by the Receipts issued thereunder) against the Company arising out of or relating to the Deposit Agreement (including any question regarding its existence, validity or termination), the Shares or other Deposited Securities, any American Depositary Shares or any Receipts, and any counterclaims that may be related thereto, shall be referred to, and finally resolved by, binding arbitration in accordance with the Rules of the London Court of International Arbitration (the "LCIA"), which rules are deemed to be incorporated by reference into Section 7.06 of the Deposit Agreement, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof; provided, that in the event of any third-party litigation to which the Depositary is a party and to which the Company may properly be joined, the Company may be so joined by the Depositary in any court of competent jurisdiction in which such litigation is proceeding; and provided, further, that any such Dispute brought by any party hereto against the Company relating to or based upon the provisions of the Federal securities laws of the United States or the rules and regulations thereunder shall be submitted to arbitration as provided in the Deposit Agreement if, but only if, so elected by the claimant. Notwithstanding anything contained in the Deposit Agreement to the contrary, the parties to the Deposit Agreement have also agreed that the High Court of Justice in England shall have jurisdiction to hear and determine proceedings related to the enforcement of this arbitration provision and any arbitration award by the arbitrators contemplated in Section 7.06 of the Deposit Agreement, and, for such purposes, each party to the Deposit Agreement has irrevocably submitted to the non-exclusive jurisdiction of such courts.

(b) Each of the parties to the Deposit Agreement has agreed not to challenge the terms and enforceability of the arbitration clause, including, but not limited to, any challenge based on lack of mutuality, and each such party hereby irrevocably waives any such challenge.

(c) The arbitration may be commenced by service of a written request for arbitration in accordance with the Rules of the LCIA together with a Statement of Case (as defined therein)

setting out in detail the facts and any contentions of law on which the party relies, and the relief claimed against the respondent (with copies of such documents delivered to the Company and the Depositary, as provided for in Section 7.05 of the Deposit Agreement, and the LCIA and all the parties to such arbitration).

(d) The place of the arbitration shall be London, England, and the language of the arbitration shall be English.

(e) The number of arbitrators shall be three, each of whom shall be disinterested in the Dispute, shall have no connection with any party thereto, and shall be an attorney experienced in international securities transactions.

(f) In the absence of agreement between the parties within 15 days of the date of commencement of the arbitration on the identity of the arbitrators to be nominated for appointment by the LCIA or as to an alternative procedure for the nomination of the arbitrators to be appointed by the LCIA, either party may request the LCIA to prepare a list containing the names of not less than fifteen (15) potential arbitrators, to be provided to the parties as soon as practicable and from which the arbitrators shall be selected in accordance with the following procedure. Each party shall, within 15 days of receipt of the list from the LCIA, return the list to the LCIA, having ranked the potential arbitrators in order of their preference with each party having the right to reject on a peremptory basis five (5) of the proposed arbitrators. The LCIA shall, as soon as practicable after the return of the lists by the parties, and in any event at the expiry of the deadline for the return of such lists to it, appoint the three top-ranked arbitrators (as determined from the combined ranking of the parties or, should one of the parties have failed timely to return its list, from the ranking of the compliant party) as the Tribunal, with the choice of Chairman from those three at the discretion of the LCIA. Should neither party timely return its list to the LCIA, then the LCIA shall in its sole discretion appoint the Tribunal from the list of proposed arbitrators. If a Dispute involves more than two parties, the Claimant(s) named in the Request for Arbitration, together, and the Respondent(s) named in the Request for Arbitration, together, shall align themselves as two separate sides for the purpose of the formation of the Tribunal by the list procedure described above. Whether the arbitrators are selected by agreement between the parties, or by the list procedure described above, the parties may nominate, and the LCIA may appoint, from among the nationals of any country, whether or not a party is a national of that country.

(g) The arbitration shall not be consolidated with any other arbitration or arbitrations unless all parties to all the affected arbitrations consent to the consolidation in writing (including by stating they have no objection to the constitution of the tribunal that will hear the consolidated arbitrations). No arbitration under Section 7.06 of the Deposit Agreement shall be commenced or maintained as a class or representative action or proceeding. Nothing in the Deposit Agreement shall prohibit the assertion of cross-claims or counterclaims in the arbitration so long as such cross-claims or counterclaims arise from the same transaction or series of transactions as the original demand for arbitration.

(h) The arbitrators shall have no power or authority to award damages not measured by the prevailing party's actual damages and shall have no authority to award any consequential, special or punitive damages, or to permit any party to maintain an arbitration as a class or representative action or proceeding, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of the Deposit Agreement; provided that nothing in this sentence shall be construed to authorise any party to seek in any court any damages that the arbitrators are not empowered to award hereunder.

(i) The arbitrators' award shall be final and binding upon the parties and their respective successors, heirs, executors and assigns.

(j) The taking of evidence in the arbitration shall be governed by the IBA Rules on the Taking of Evidence in International Commercial Arbitration.

(k) The provisions of Section 7.06 of the Deposit Agreement shall survive any termination of the Deposit Agreement, in whole or in part.

23. WAIVER OF IMMUNITIES.

In the Deposit Agreement, the Company has irrevocably and unconditionally waived, to the fullest extent permitted by law, and has agreed not to plead or claim, any right of immunity from legal action, suit or proceeding brought by (i) the Depositary in any court specifically consented to in the Deposit Agreement or (ii) by any party hereto in any arbitration tribunal specifically consented to herein (each as to such designated parties, a "Consented Tribunal"), from setoff or counterclaim brought in any Consented Tribunal, from the jurisdiction of any Consented Tribunal, from service of process in respect of a claim brought in a Consented Tribunal, from attachment upon or prior to a judgment issued by a Consented Tribunal, from attachment in aid of execution of a judgment issued by a Consented Tribunal, from execution of a judgment issued by a Consented Tribunal, or from any other legal process or proceeding for the giving of any relief or for the enforcement of any judgment issued by a Consented Tribunal, and has consented to such relief and enforcement against it, its assets and its revenues in any jurisdiction, in each case with respect to any matter arising out of, or in connection with, the Deposit Agreement, the Shares or other Deposited Securities, any American Depositary Shares or any Receipts. In the Deposit Agreement, the Company has irrevocably and unconditionally waived, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any legal action, suit or proceeding brought in a Consented Tribunal, and has further irrevocably and unconditionally waived and agreed not to plead or claim in any such Consented Tribunal that any such action, suit or proceeding has been brought in an inconvenient forum.

24. SUBMISSION TO JURISDICTION; APPOINTMENT OF AGENT.

In the Deposit Agreement, the Company has irrevocably designated and appointed CT Corporation System (the "Agent") now at 111 Eighth Avenue, New York, New York 10011, United States of America, as its authorised agent to receive and accept for and on its behalf, and on behalf of its properties, assets and revenues, service by mail of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding relating to a Dispute brought against the Company arising out of or relating to the Shares or Deposited Securities, the American Depositary Shares, the Receipts or the Deposit Agreement, (ii) consents and submits to the jurisdiction of any state or federal court in the State of New York in which any such suit or proceeding may be instituted, and (iii) agrees that service of process upon said authorised agent shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. If for any reason the Agent shall cease to be available to act as such, the Company agrees to designate a new agent in New York on the terms and for the purposes of Section 7.07 of the Deposit Agreement reasonably satisfactory to the Depositary. In the Deposit Agreement, the Company further irrevocably consented and agreed to the service by the Depositary of any and all legal process, summons, notices and documents in any suit, action or proceeding by the Depositary against the Company, by service by mail of a copy thereof upon the Agent (whether or not the appointment of such Agent shall for any reason prove to be ineffective or such Agent shall fail to accept or acknowledge such service), with a copy mailed to the Company by registered or certified air mail, postage prepaid, to its address provided in Section 7.05 of the Deposit Agreement. In the Deposit Agreement, the Company further agreed to take any and all action, including the filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment in full force and effect for so long as any American Depositary Shares or Receipts remain outstanding or the Deposit Agreement remains in force. In the Deposit Agreement, the Company further agreed that the failure of the Agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon; provided that a copy of the relevant legal process, summons, notices or documents shall also have been mailed to the Company by registered or certified air mail, postage prepaid, to its address provided in Section 7.05 of the Deposit Agreement.

EACH PARTY TO THE DEPOSIT AGREEMENT (INCLUDING, FOR AVOIDANCE OF DOUBT, EACH OWNER AND BENEFICIAL OWNER) HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING AGAINST THE COMPANY AND/OR THE DEPOSITARY DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE SHARES OR OTHER DEPOSITED SECURITIES, THE RECEIPTS OR THE DEPOSIT AGREEMENT OR ANY TRANSACTION CONTEMPLATED THEREIN, OR THE BREACH HEREOF OR THEREOF, INCLUDING WITHOUT LIMITATION ANY

QUESTION REGARDING EXISTENCE, VALIDITY OR TERMINATION (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY TO THE DEPOSIT AGREEMENT (INCLUDING FOR AVOIDANCE OF DOUBT EACH OWNER AND BENEFICIAL OWNER) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO ASSERT ANY RIGHT IT MAY HAVE TO COMMENCE, MAINTAIN OR SEEK TO MAINTAIN ANY CLASS ACTION, CLASS SUIT OR CLASS PROCEEDING, IN ANY COURT OR ARBITRATION, ARISING OUT OF OR RELATING TO THE SHARES OR OTHER DEPOSITED SECURITIES, THE RECEIPTS, OR THE DEPOSIT AGREEMENT, OR ANY TRANSACTION CONTEMPLATED THEREIN, OR THE BREACH HEREOF OR THEREOF, INCLUDING WITHOUT LIMITATION ANY QUESTION REGARDING EXISTENCE, VALIDITY OR TERMINATION.

No disclaimer of liability under the Securities Act of 1933 is intended by any provision of the Deposit Agreement. The provisions of Section 7.07 of the Deposit Agreement shall survive any termination of the Deposit Agreement, in whole or in part.

25. **REGISTRATION OF SHARES; RUSSIAN SHARE REGISTRAR; SHARE REGISTER.**

(a) The Company has agreed in the Deposit Agreement that it shall, at any time and from time to time:

(i) take any and all action as may be necessary to assure the accuracy and completeness of all information set forth in the Share Register maintained by the Russian Share Registrar in respect of the Shares or Deposited Securities;

(ii) provide or use its reasonable efforts to cause the Russian Share Registrar to provide to the Depositary, the Custodian or their respective agents unrestricted access to the Share Register during ordinary business hours in Moscow, Russian Federation, in such manner and upon such terms and conditions as the Depositary may, in its sole discretion, deem appropriate, to permit the Depositary, the Custodian or their respective agents to regularly (and in any event not less than monthly) confirm the number of Deposited Securities registered in the name of the Depositary, the Custodian or their respective nominees, as applicable, pursuant to the terms of this Deposit Agreement and, in connection therewith, to provide the Depositary, the Custodian or their respective agents, upon request, with a duplicate extract from the Share Register duly certified by the Russian Share Registrar (or some other evidence of verification which the Depositary, in its sole discretion, deems sufficient);

(iii) use its reasonable efforts to cause the Russian Share Registrar promptly (and, in any event, within 3 (three) days after receipt from the Custodian or any of its agents of such documentation as may be required by applicable law and the reasonable and customary regulations of the Russian Share Registrar) to effect the re-registration of ownership of Deposited Securities in the Share Register in connection with any deposit or withdrawal of Shares or Deposited Securities under this Deposit Agreement;

(iv) permit and use its reasonable efforts to cause the Russian Share Registrar to permit the Depositary or the Custodian to register any Shares or other Deposited Securities held hereunder in the name of the Depositary, the Custodian or their respective nominees (which may, but need not be, a non-resident of the Russian Federation); and

(v) use its reasonable efforts to cause the Russian Share Registrar promptly to notify the Depositary in writing at any time that the Russian Share Registrar (A) eliminates the name of a shareholder of the Company from the Share Register or otherwise alters a shareholder's interest in the Company's shares and such shareholder alleges to the Company or the Russian Share Registrar or publicly that such elimination or alteration is unlawful; (B) no longer will be able materially to comply with, or has engaged in conduct that indicates it will not materially comply with, the provisions of the Deposit Agreement relating to it (including, without limitation, Section 5.13 thereof); (C) refuses to re-register shares of the Company in the name of a particular purchaser and such purchaser (or its respective seller) alleges that such refusal is unlawful; (D) holds shares of the Company for its own account; or (E) has materially breached the provisions of the Deposit Agreement relating to it (including, without limitation, Section 5.13 thereof) and has failed to cure such breach within a reasonable time.

(b) The Company has agreed in the Deposit Agreement that it shall be liable for the unavailability of Deposited Securities or for the failure of the Depositary to make any distribution of cash or property with respect thereto as a result of (i) the negligence or wilful misconduct of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision of any present or future Charter of the Company or any other instrument of the Company governing the Deposited Securities, or (iii) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof.

(c) The Depositary has agreed in the Deposit Agreement that the Depositary or the Custodian will regularly (and in any event not less than monthly) confirm the number of Deposited Securities registered in the name of the Depositary, the Custodian or their respective nominees, as applicable, pursuant to the terms of the Deposit Agreement. The Company and the Depositary have agreed in the Deposit Agreement that, for purposes of the rights and obligations under the Deposit Agreement and this Receipt of the parties thereto and hereto, the records of the Depositary and the Custodian shall be controlling for all purposes with respect to the number of Shares or other Deposited Securities which should be registered in the name of the Depositary, the Custodian or their respective nominees, as applicable, pursuant to the terms of the Deposit Agreement. In the event of any material discrepancy between the records of the Depositary or the Custodian and the Share Register, then, if an officer of the ADR Department of the Depositary has actual knowledge of such discrepancy, the Depositary will promptly notify the Company. In the event of any discrepancy between the records of the Depositary or the Custodian and the Share Register, the Company has agreed that (whether or not it has received any notification from the Depositary) it will (i) use its best efforts to cause the Russian Share Registrar to reconcile its records to the records of the Depositary or the Custodian and to make such corrections or revisions in the Share Register as may be necessary in connection therewith and (ii) to the extent the Company is unable to so reconcile such records, promptly instruct the Depositary to notify the Owners of the existence of such discrepancy. Upon receipt of such instruction, the Depositary will promptly give such notification to the Owners pursuant to Section 4.09 (it being understood that the Depositary may at any time give such notification to the Owners, whether or not it has received instructions from the Company) and will promptly cease issuing Receipts pursuant to Section 2.02 until such time as, in the opinion of the Depositary, such records have been appropriately reconciled.

26. COMPLIANCE WITH U.S. SECURITIES LAWS.

Notwithstanding anything in this Deposit Agreement to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under this Deposit Agreement to permit the withdrawal or delivery of Deposited Securities in a manner which would violate the U.S. securities laws, including, but not limited to, Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

SELLING AND TRANSFER RESTRICTIONS

Neither the Shares nor the ADSs have been, nor will be, registered under the Securities Act, as amended, and may not be offered or sold within the United States, absent registration or an exemption from registration.

Securities issued by us from time to time may be, or be deemed to be, "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and subject to restrictions on resale. Neither the ADSs nor the Shares underlying the ADSs may be deposited in any depositary receipt facility established or maintained by a depositary bank other than a restricted depositary receipt facility, so long as the ADSs or Shares underlying the ADSs are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act. See "Description of the American Depositary Shares".

TAXATION

The following summary of material U.S. federal income, United Kingdom and Russian tax consequences of ownership of the ADSs is based upon laws, regulations, decrees, rulings, income tax treaties, administrative practice and judicial decisions in effect at the date of this prospectus. However, legislative, judicial or administrative changes or interpretations may be forthcoming that could, alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of the ADSs. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of ADSs. Each prospective holder is urged to consult its own tax advisor as to the particular tax consequences to such holder of the ownership and disposition of ADSs, including the applicability and effect of any other tax laws or tax treaties, and of pending or proposed changes in applicable tax laws as at the date of this prospectus, and of any actual changes in applicable tax laws after such date.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS PRIOR TO INVESTING AS TO THE PARTICULAR RUSSIAN FEDERAL TAX, U.S. FEDERAL INCOME TAX AND UNITED KINGDOM TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs OR THE SHARES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF A DOUBLE TAX TREATY BETWEEN RUSSIA AND THEIR COUNTRY OF RESIDENCE, IN LIGHT OF THEIR PARTICULAR FACTS AND CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, PROVINCIAL AND LOCAL TAX LAWS AND FOREIGN TAX LAWS.

Certain Russian Federal Tax Considerations

The following is a summary of certain Russian tax considerations relevant to payments to Russian resident and non-resident holders of the ADSs and to the purchase, ownership and disposition of the ADSs by Russian resident and non-resident holders. This summary is based on the laws of Russia in effect on the date of this prospectus as well as the Convention between the Government of the Russian Federation and the Government of the United Kingdom and Northern Ireland on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the United Kingdom-Russia Tax Treaty) all as in effect on the date of this prospectus. All of the foregoing is subject to change, possibly on a retroactive basis, after the date of this prospectus. The discussion with respect to Russian legislation is based on the Group's understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations. See "Risk Factors – Risks Relating to Russia – Legal Risks and Uncertainties – Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favour taxpayers. We may therefore be subject to a greater than expected tax burden that could materially adversely affect our businesses and results of operations."

The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal level authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there might be practical difficulties involved in claiming relief under an applicable double tax treaty. Prospective investors should consult their own advisors regarding the tax consequences of investing in the ADSs. No representations with respect to the Russian tax consequences to any particular holder are made hereby.

The Russian tax rules applicable to ADSs are characterised by uncertainties and by an absence of interpretative guidance. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets and more developed taxation systems. In particular, the interpretation and application of such provisions will in practice rest substantially with local tax inspectors.

For the purposes of this summary, a *non-resident holder* means (i) a physical person, actually present in the Russian Federation for less than 183 days in a given calendar year (excluding days of arrival into Russia, but including days of departure from Russia) or (ii) a legal person or organisation, in each case not organised under Russian law, that holds and disposes of ADSs otherwise than through a permanent establishment in Russia.

For the purposes of this summary, a *Russian resident holder* means (i) a physical person, actually present in the Russian Federation for 183 days or more in a given calendar year (excluding days of arrival

into Russia, but including days of departure from Russia) or (ii) a legal person organised under Russian law, or (iii) a legal person or organisation, in each case organised under a foreign law, that holds and disposes of ADSs through its permanent establishment in Russia.

Please note that the new rules for the determination of Russian tax residency for individuals become effective from 1 January 2007. According to these rules individuals who spend 183 days or more in Russia in any 12-month rolling period will be considered Russian tax residents. Those individuals who spend less than 183 days in Russia in any 12-month rolling period should be treated as non-residents.

For the purposes of this summary of Russian tax considerations, a *UK holder* is a resident of the United Kingdom for the purposes of the United Kingdom-Russia Tax Treaty that is fully eligible for benefits under this treaty and holds ADSs. Subject to certain provisions of the United Kingdom – Russian Tax Treaty relating to limitations on benefits, a holder of ADSs will generally be a UK holder if it is:

- liable, under the laws of the United Kingdom, for UK tax (other than taxes in respect only of income or capital gains from sources in the United Kingdom) by reason of its domicile, residence, place of management, or any other similar criterion; and
- not also a resident of the Russian Federation for Russian tax purposes.

The benefits under the United Kingdom-Russia Tax Treaty discussed herein are not generally available to UK persons who hold ADSs in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in such treaty. Subject to certain exceptions, a UK person's permanent establishment under the United Kingdom-Russia Tax Treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a UK person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the UK person.

Investors that are resident in the UK for tax purposes and do not have a permanent establishment in the Russian Federation can be UK holders if they are recognised as the beneficial owners of income for United Kingdom-Russia Tax Treaty purposes.

Taxation of dividends

A Russian company that pays dividends is generally obliged to act as a tax agent to withhold tax on the dividends and remit the amount of tax due to the Russian Federation state budget. However, the applicable withholding tax rate will depend on the status of the dividend's recipient.

Russian resident holders

Shares

Dividends paid to a holder of Shares that is a Russian legal entity or who is an individual and Russian tax resident will be subject to Russian withholding tax at the rate of 9%.

According to clarifications issued by the Russian tax authorities, it may be possible to claim that the 9% withholding tax rate should apply to dividends paid to a Russian permanent establishment of a foreign legal entity (or organisation), based on non-discrimination provisions of a double tax treaty between Russia and the country of tax residency of the respective foreign legal entity. However, as the Russian Tax Code does not specifically provide for the application of the reduced tax rate in such situations and non-discrimination cases are still rare in Russian tax practice, no assurance can be given that the claims for application of the 9% tax rate would not be challenged by the Russian tax authorities.

ADSs

There are uncertainties in relation to withholding tax on dividends payable to Russian resident holders of ADSs primarily because the distinction between legal and beneficial ownership is unfamiliar to Russian law. In the absence of any official interpretative guidance and as the Depositary (and not the holders of the ADSs) is the legal holder of ordinary shares under Russian law, the Company will likely withhold tax at a domestic rate of 15% applicable to dividends payable to non-resident holders (as described below). There is also no established procedure providing for the refund of tax withheld from dividends payable through the Depositary to Russian resident holders of ADSs. Accordingly, Russian residents are urged to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of the ADSs.

Non-resident holders

Shares

Dividends paid to a non-resident holder of shares will generally be subject to Russian withholding tax, which will be withheld by the Company. The applicable tax rate on dividends will depend on whether the dividend recipient is a legal entity or an organisation or an individual. Dividends paid to a non-resident holder that is a legal entity or an organisation will generally be subject to Russian withholding tax at a rate of 15%. Dividends paid to non-resident individual holders will be subject to Russian withholding tax at a rate of 30%.

Withholding tax on dividends may be reduced under the terms of a double tax treaty between the Russian Federation and the country of tax treaty residence of a non-resident holder of Shares. The United Kingdom-Russia Tax Treaty also provides for a 10% withholding rate on dividends paid to UK holders who are beneficial owners of the dividends and are subject to taxation on such dividends in the United Kingdom.

With respect to individuals who are UK holders of Shares, the Company should act as a tax agent and withhold personal income tax on income paid in a form of dividends at the non-resident rate of 30%. A reduction in this rate pursuant to an applicable double tax treaty is not likely to be possible at the time of the payment of the relevant dividend and must only be obtained by the submission of a tax return and supporting documentation by an individual in accordance with the procedures described under "– Tax treaty procedures".

ADSs

Notwithstanding the foregoing, treaty relief may not be available to non-resident holders of ADSs. In 2005 and 2006, the Ministry of Finance expressed an opinion that ADS holders (rather than the Depositary) should be treated as the beneficial owners of dividends for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying ordinary shares, provided that tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of tax treaty beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts would ultimately treat the ADS holders in this regard. Moreover, from a practical perspective, it may not be possible for the Depositary to collect residence confirmations from all ADS holders and submit such information to the Company and, in addition, the Company may be unaware of the exact amount of income payable to each holder.

Therefore, with respect to legal entities or organisations who are UK holders, the Company may be obligated to withhold income tax at the rate of 15% from dividend payments made to the Depositary, unless prior to making such dividend payments to the Depositary, the Company is provided with confirmation that UK holders are beneficial owners of dividends within the meaning of the United Kingdom-Russia Tax Treaty and all administrative requirements for claiming treaty benefits are met. Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time consuming and no assurance can be given that the Russian tax authorities will grant a refund (see "– Tax treaty procedures").

With respect to individuals who are UK holders of ADSs, the Company may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the Depositary. The Company will not be able to act as a tax agent for individuals who are UK holders of ADSs and will not be able to withhold personal income tax with respect to such dividend payments. In practice, it may be impossible to apply a beneficial withholding tax rate in advance with respect to payments made in favour of individuals, as documentation is to be first provided to the tax authorities to obtain their approval for the double tax treaty relief. Individuals who are UK holders of ADSs will then be obliged to submit an annual personal tax return to the Russian tax authorities and pay Russian income tax at the rate of 30%. When submitting the tax return, individuals who are UK holders may claim an application of the reduced rates of withholding tax established by the relevant treaty, provided that the procedures described in "– Tax treaty procedures" are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome. In practice, the tax authorities may not refund the 15% tax withheld from payment of dividends to the Depositary as the tax authorities are unlikely to treat the 15% withholding tax as a tax liability of individual holders. Therefore, it is possible that individuals who are UK holders may be subject to up to 45% effective tax on their share of dividends.

Taxation of capital gains

Russian resident holders

The following sections summarise the taxation of capital gains in respect of the disposition of ADSs. As the Russian legislation related to taxation of capital gains derived by Russian resident holders (including legal entities, organisations and individuals) in connection with ADSs is not entirely clear, the Group urges Russian residents to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of ADSs.

Legal entities and organisations

Capital gains arising from the sale of ADSs by a non-individual Russian resident holder will be taxable at the regular Russian corporate income tax rate of 24%. Russian tax legislation contains a requirement that a profit arising from activities connected with securities quoted on a stock exchange must be calculated and accounted for separately from a profit from activities connected with securities that are not quoted on a stock exchange and from other profits. Therefore, Russian resident holders that are not individuals may be able to apply losses arising in respect of the Shares to offset capital gains, or as a carry-forward amount to offset future capital gains, from the sale, exchange or other disposition of securities quoted on a stock exchange. Special tax rules apply to Russian legal entities that hold a broker and/or dealer licence and private pension funds.

Individuals

Capital gains arising from the sale, exchange or other disposition of ADSs by individuals who are Russian resident holders must be declared on the holder's annual tax declaration and are subject to personal income tax at a rate of 13%.

The tax base in respect of sale of the securities by an individual is calculated as sale proceeds less documentary confirmed expenses related to purchase of these securities (including cost of securities and expenses associated with purchase, keeping and sale of these securities). If it is impossible to confirm the expenses with the appropriate documents then such individual can decrease the tax base by the amount of the property deduction (i) if the individual owned the securities for less than 3 years, the property deduction cannot exceed RUR 125,000, and (ii) if the ownership period is 3 years or more, the property deduction covers the full amount of income from the securities sale. However, practical application of the property deduction is currently unclear making it almost impossible to obtain and potential investors should seek independent tax advice with respect to tax consequences of the receipt of proceeds from the disposal of Shares or ADSs. Moreover the property deduction mentioned above will be cancelled in 2007.

Non-resident holders

Legal entities and organisations

Capital gains arising from the sale, exchange or other disposition of ADSs by legal entities or organisations that are non-resident holders should not be subject to tax in Russia if immovable property located in Russia constitutes 50% or less of the Company's assets. If more than 50% of the Company's assets were to consist of immovable property in Russia, legal entities or organisations that are non-resident holders of ADSs (except as described below) will be subject to a 20% withholding tax on the gross proceeds from sale, exchange or other disposition of ADSs or 24% withholding tax on the difference between the sales, exchange or other disposition price and the acquisition costs of the ADSs. However, an exemption applies if immovable property located in Russia constitutes more than 50% of the Company's assets and the ADSs are traded on a foreign stock exchange. In that case, the proceeds from the sale of ADSs on that foreign stock exchange shall not be deemed to be income from sources in Russia, and accordingly, will not be subject to taxation in Russia.

It should also be noted that as the determination of whether more than 50% of the Company's assets consist of immovable property located in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property owned by the Company and located in Russia does not currently, or will not, constitute more than 50% of the Company's assets.

Where ADSs are sold by legal entities or organisations that are non-resident holders to persons other than a Russian company or a foreign company with a permanent establishment in Russia, even if the

resulting capital gain is considered taxable in Russia, there is currently no mechanism under which the purchaser will be able to withhold the tax and remit it to the Russian budget.

Individuals

The taxation of the income of non-resident individuals depends on whether this income is received from Russian or non-Russian sources. Russian tax law gives no clear indication as to how the sale of ADSs should be treated in this regard, however, in general, the place of sale is considered as an indicator of source.

Accordingly, the sale of ADSs outside of Russia by individuals who are non-resident holders should not be considered Russian source income and, therefore, should not be taxable in Russia. As there is no definition of what should be considered to be Russian sourced, the Russian tax authorities have a certain amount of flexibility in concluding whether a transaction is from a Russian or non-Russian source. The sale, exchange or other disposal of ADSs in Russia by non-resident holders who are individuals will be considered Russian source income and will be subject to tax at the rate of 30% on the difference between the sales price and the acquisition value of such ADSs and other documented expenses, such as depositary expenses and broker fees, among others. Under law, the acquisition value can only be deducted at the source of payment if the sale was made by a non-resident holder through a professional trustee, dealer or broker that is a Russian legal entity or a foreign company with a permanent establishment in Russia. Such professional trustee, dealer or broker should also act as a tax agent and withhold the applicable tax. Such tax agent will be required to report to the Russian tax authorities the amount of income realised by the non-resident individual and tax withheld upon the sale of ADSs by 1 April of the year following the reporting year. Otherwise, if the sale is made to other legal entities and individuals, generally no withholding needs to be made and the non-resident holder will have an obligation to file an annual tax return, report his or her income realised and apply for a deduction of acquisition expenses (which includes filing of support documentation). Although Russian tax law imposes tax withholding responsibility only on professional trustees, brokers or dealers, in practice, the tax authorities may require Russian legal entities or foreign companies with a permanent establishment in Russia that are not professional trustees, dealers or brokers to act as tax agents and withhold the applicable tax when purchasing securities from non-resident individuals.

In some circumstances, a non-resident holder may be exempt from Russian withholding tax on the sale, exchange or other disposition of ADSs under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. The United Kingdom-Russia Tax Treaty provides for an exemption from Russian tax on capital gains received by UK holders unless the gains relate to shares that (a) derive their value or the greater part of their value directly or indirectly from immovable property in Russia, and (b) are not quoted on an approved stock exchange (see "– Tax treaty procedures").

As the exemption of capital gains from taxation in Russia provided by a double tax treaty such as described above is not more beneficial for legal entities or organisations that are UK holders than the treatment provided by Russian law, it is unlikely that the need will arise for such holders to apply the relevant treaties in order to obtain more beneficial treatment of capital gains resulting from the sale, exchange or disposition of ADSs. With respect to individuals who are UK holders, the treatment provided by the United Kingdom-Russia Tax Treaty may be more beneficial as the United Kingdom-Russia Tax Treaty exempts from Russian taxation any gain on the disposition of ADSs quoted on an approved stock exchange.

In order to apply the provisions of relevant double tax treaties, the individual holders should receive clearance from the Russian tax authorities as described below (see "– Tax treaty procedures"). However, in practice, the application of relevant treaties may be extremely difficult (see "– Taxation of dividends").

Tax treaty procedures

The Russian Tax Code does not contain a requirement that a non-resident holder that is a legal entity or organisation must obtain tax treaty clearance from Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty. A non-resident legal entity or organisation seeking to obtain relief from Russian withholding tax under a tax treaty must provide a confirmation of its tax treaty residence that complies with the applicable double tax treaty and Russian Tax Law requirements in advance of receiving the relevant income.

In the absence of such confirmation, during a tax audit the Russian tax authorities may dispute the non-resident's eligibility for the double tax treaty relief and require the tax agent (i.e. the company paying

dividends or the Russian purchaser of ordinary shares) to pay the tax. The ability of such authorities to demand tax from the non-resident recipients of income may be very limited.

Russian legislation does not allow individuals the possibility to self-assess treaty relief. In accordance with the Russian Tax Code, a non-resident holder who is an individual claiming a treaty relief must present to the Russian tax authorities a document confirming his/her residency in the home country and also other supporting documentation including a statement confirming the income received and the tax paid offshore, confirmed by the foreign tax authorities. Technically, such a requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of his or her residence. Therefore advance relief from withholding taxes for individuals will generally be impossible as it is very unlikely that the supporting documentation for the treaty relief can be provided to the tax authorities and approval from the latter obtained before the year end.

If a non-resident does not obtain double tax treaty relief at the time that income or gains are realised and tax is withheld by a Russian payer, the non-resident holder may apply for a refund within 3 years from the end of the tax period in which the tax was withheld, if the recipient is a legal entity or organisation, or within 1 year of the end of the tax period in which the tax was withheld, if the recipient is an individual. To process a claim of a refund, the Russian tax authorities require (i) a confirmation of the tax treaty residence of the non-resident at the time the income was paid, (ii) an application for refund of the tax withheld in a format provided by the Russian tax authorities and (iii) copies of the relevant contracts and payment documents confirming the payment of the tax withheld to the appropriate Russian authorities (Form 1012 DT for dividends and interest and Form 101 IDT for other income is designed to combine (i) and (ii) for foreign legal entities, and individuals are also required to submit a document issued or approved by the home country tax authorities confirming the amount of income received and taxed in the country of residency). The Russian tax authorities have a right to require a Russian translation of documents. The refund of the tax withheld should be granted within 1 month of the filing of the application for the refund and the relevant documents have been filed with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds. See "Risk Factors – Risks Relating to the ADSs and the Trading Market – ADS holders may not be able to benefit from double tax treaties".

The procedures referred to above may be more complicated with respect to ADSs, due to separation of legal ownership and beneficial ownership to the ordinary shares underlying the ADSs. In 2005, the Ministry of Finance expressed an opinion that ADS holders (rather than the Depositary) should be treated as the beneficial owners of dividends for the purposes of the double tax treaty provisions applicable to the taxation of dividends, provided that the tax residencies of the ADS holders are duly confirmed. However, in practice it may not be possible for the Depositary to collect residence confirmations from all ADS holders and submit such information to the Company and, in addition, the Company may be unaware of the exact amount of income payable to each holder. Moreover, the clarifications of the Ministry of Finance referred only to dividends and did not cover capital gains, which may provide the tax authorities with scope for various interpretations. Thus, no assurance can be given that the Company will be able to apply the respective double tax treaties when paying dividends to UK holders or other non-resident holders resident in other jurisdictions where similar double tax treaties apply.

Certain United States Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of Common Shares or ADSs by U.S. Securityholders who hold such Common Shares or ADSs as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated or proposed thereunder, the Convention Between the United States of America and the Russian Federation for the Avoidance of Double Taxation (the "U.S.-Russia Tax Treaty") and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, dealers in securities, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a "functional currency" other than the U.S. dollar, persons that own (or are

deemed to own) 10% or more (by voting power) of Polyus Gold's stock or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

If an entity treated as a partnership for U.S. federal income tax purposes holds Common Shares or ADSs, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the ownership and disposition of Common Shares or ADSs.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE OWNERSHIP AND DISPOSITION OF COMMON SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER U.S. FEDERAL TAX LAW; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Treatment of ADSs

A U.S. Securityholder of ADSs should be treated for U.S. federal income tax purposes as the owner of such U.S. Securityholder's proportionate interest in the Common Shares held by the Depositary (or its custodian) that are represented and evidenced by such ADSs. Accordingly, any deposit or withdrawal of the Common Shares by a U.S. Securityholder in exchange for the ADSs should not result in the realisation of gain or loss to such U.S. Securityholder for U.S. federal income tax purposes.

Distributions

Subject to the discussion below under "– Passive Foreign Investment Company," a U.S. Holder that receives a distribution with respect to a Common Share or ADS generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Russian tax withheld from such distribution) to the extent of Polyus Gold's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Securityholder's adjusted tax basis in such Common Share or ADS and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of such Common Share or ADS. Since Polyus Gold has not maintained and does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes, a U.S. Securityholder may not be able to establish that a distribution is not paid out of earnings and profits for U.S. federal income tax purposes. Each U.S. Securityholder should consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on the Common Shares or ADSs.

A U.S. Securityholder that receives distribution on the Common Shares or ADSs in non-U.S. currency generally will realise an amount equal to the U.S. dollar value of such non-U.S. currency on the date of receipt of such distribution. With respect to an ADS, the date of receipt means the date such distribution is received by the Depositary. If such non-U.S. currency so received is converted into U.S. dollars on the date of receipt, such U.S. Securityholder should not recognise foreign currency gain or loss on such conversion. If such non-U.S. currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Securityholder will have a basis in such non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss to such U.S. Securityholder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. A U.S. Securityholder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving a distribution on the Common Shares or ADSs in a non-U.S. currency.

If a distribution on the Common Shares or ADSs is taxable to U.S. Securityholders as a dividend, such distribution generally will constitute income from sources outside the United States and will be

categorised for U.S. foreign tax credit purposes as "passive income" or, in the case of some U.S. Securityholders, as "financial services income" (or, for taxable years beginning after 31 December 2006, as "passive category income," or, in the case of some U.S. Securityholders, as "general category income"). Such distributions will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

A U.S. Securityholder generally may elect for any taxable year to claim foreign income taxes (including foreign taxes in lieu of income taxes) as a credit against its U.S. federal income tax liability, subject to certain limitations and holding period requirements. Such an election would apply to all foreign income taxes paid or accrued in such taxable year. A U.S. Securityholder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Russian tax withheld, if any, from distributions received in respect of Common Shares or ADSs, up to the 10% rate provided under the U.S.-Russia Tax Treaty. See "– Certain Russian Federal Tax Considerations – Taxation of Dividends" for a discussion of the position that Polyus Gold intends to take in respect of its obligations to withhold Russian tax on dividends that it pays to the Depositary. The U.S. Treasury and the IRS recently issued proposed foreign tax credit regulations that, if adopted in their current form, could affect the ability of U.S. Securityholders to credit Russian taxes withheld on dividends against their U.S. federal income tax liability. A U.S. Securityholder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Russian tax withheld. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Securityholder should consult its own tax advisor regarding the application of such rules, including the eligibility for credit of any Russian withholding tax on distributions.

Subject to the discussion below under "– Passive Foreign Investment Company," if Polyus Gold is a qualified foreign corporation, a distribution treated as a dividend would, in the case of a U.S. Securityholder who is an individual and meets certain holding period and other requirements, qualify as "qualified dividend income" eligible for the reduced maximum federal tax rate of 15%. A non-U.S. corporation (other than a passive foreign investment company ("PFIC")) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information programme or if its shares are readily traded on a U.S. securities market. Since the U.S.-Russia Tax Treaty is a qualifying income tax treaty and since Polyus Gold believes it is entitled to the benefits of the U.S-Russia Tax Treaty, any distributions on the Common Shares or ADSs treated as a dividend should qualify for the reduced rate. However, no assurance can be given that Polyus Gold will continue to be entitled to the benefits of the U.S.-Russia Tax Treaty. Further, because the Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of an applicable income tax treaty, no assurance can be given that Polyus Gold will be treated as a qualified foreign corporation for such purpose. Accordingly, no assurance can be given that the reduced rate will apply to dividends paid on the Common Shares or ADSs held by a U.S. Securityholder. Special rules apply for purposes of determining the recipient's investment income (which limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. If Polyus Gold is a PFIC the reduced rate would not apply, unless Polyus Gold qualifies for the so-called "start-up" exception provided by section 1298(b)(2) of the Code and discussed below.

Sale, Exchange or Other Disposition of the Common Shares or ADSs

Subject to the discussion below under "– Passive Foreign Investment Company," a U.S. Securityholder generally will recognise capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of the Common Shares or ADSs in an amount equal to the difference, if any, between the amount realised on the sale, exchange or other disposition and such U.S. Securityholder's adjusted tax basis in such Common Share or ADS. Such capital gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Securityholders) or loss if, on the date of sale, exchange or other disposition, such Common Shares or ADSs were held by such U.S. Securityholder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

A U.S. Securityholder that receives non-U.S. currency from a sale, exchange or other disposition of the Common Shares or ADSs generally will realise an amount equal to the U.S. dollar value of such non-U.S. currency on the settlement date of such sale, exchange or disposition if (i) such U.S. Securityholder is a cash basis or electing accrual basis taxpayer and the Common Shares or ADSs are, as

the case may be, treated as being "traded on an established securities market" or (ii) such settlement date is also the date of such sale, exchange or disposition. If the non-U.S. currency so received is converted into U.S. dollars on the settlement date, such U.S. Securityholder should not recognise foreign currency gain or loss on such conversion. If the non-U.S. currency so received is not converted into U.S. dollars on the settlement date, such U.S. Securityholder will have a basis in such non-U.S. currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss to such U.S. Securityholder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. As discussed above under "– Certain Russian Federal Tax Considerations – Sale, Exchange or Other Disposition of Common Shares or ADSs," gain realised on the sale, exchange or other disposition of the Common Shares or ADSs by a U.S. Holder may be subject to Russian taxes. U.S. Holders should consult their own tax advisors concerning their ability to credit such Russian taxes against their U.S. federal income tax liability in their particular situation as well as the U.S. federal income tax consequences of receiving non-U.S. currency from a sale, exchange or other disposition of the Common Shares or ADSs in cases not described in the first sentence of this paragraph.

Passive Foreign Investment Company

In general, a corporation organised outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is "passive income" or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Subject to the availability of the start-up exception described below, based on its projected income, assets and activities, Polyus Gold believes that it may be a PFIC for the current taxable year but does not expect to be a PFIC in taxable years thereafter. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond its control, including the value of its assets and the amount and type of its income, there can be no assurance that Polyus Gold will not become a PFIC or that the U.S. Internal Revenue Service (the "IRS") will agree with Polyus Gold's conclusion regarding its PFIC status. If Polyus Gold is a PFIC in the current taxable year or in the future, U.S. Securityholders could suffer adverse consequences as discussed below.

Under the start-up exception set forth in section 1298(b)(2) of the Code, a corporation will not be treated as a PFIC for the first taxable year such corporation has gross income (the "start-up year") if (1) no predecessor was a PFIC; (2) it is established to the satisfaction of the Secretary that the corporation will not be a PFIC for either of the first two taxable years following the start-up year; and (3) such corporation is in fact not a PFIC for either of the first two taxable years following the first start-up year. While it is not possible to predict with certainty Polyus Gold's PFIC status for the years 2007 and 2008, if the start-up exception applies Polyus Gold will not be treated as a PFIC for the year 2006.

If the start-up exception does not apply, and, therefore, Polyus Gold is a PFIC in the 2006 taxable year, each U.S. Securityholder generally will be liable for additional taxes and interest charges upon certain distributions or a sale of Common Shares or ADSs at a gain. The tax will be determined by allocating such distributions or gain rateably to each day of such U.S. Securityholder's holding period. The amount allocated to the current taxable year and any holding period of such U.S. Securityholder prior to the first taxable year for which Polyus Gold is a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge will also be imposed on the amount of taxes for each such taxable year. The allocation and interest rules do not apply, however, to income or gains recognised by a U.S. Securityholder in the first taxable year in which such holder owned shares of the PFIC. The maximum federal income tax rate on ordinary income for 2006 is 35% for both individuals and corporations. U.S. Securityholders are urged to consult their tax advisors regarding the application to Polyus Gold of the PFIC rules and the possible application of the "start-up" exception contained in section 1298(b)(2) of the Code.

If Polyus Gold is a PFIC, a person who acquires the Common Shares or ADSs from a deceased U.S. Securityholder generally will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of such deceased U.S. Securityholder's death, which would otherwise be

available with respect to a decedent dying in any year other than 2010. Instead, such person will have a tax basis equal to the lower of such fair market value or such U.S. Securityholder's tax basis.

The foregoing results may be eliminated if a "mark-to-market" election is available and such U.S. Securityholder validly makes such an election as of the beginning of such U.S. Securityholder's holding period. If such election is made, such U.S. Securityholder generally will be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, the Common Shares or ADSs at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis of such Common Shares or ADSs. In addition, any gain from a sale, exchange or other disposition of Common Shares or ADSs will be treated as ordinary income, and any loss will be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election is available to a U.S. Securityholder only if the Common Shares or ADSs, as the case may be, are considered "marketable stock". Generally, stock will be considered marketable stock if it is "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations.

The foregoing results may also be eliminated if such U.S. Securityholder is eligible for and timely makes a valid "QEF election." If a QEF election were made, such U.S. Securityholder generally would be required to include in income on a current basis its pro rata share of Polyus Gold's ordinary income and net capital gains. In order for a U.S. Securityholder to be able to make a QEF election, Polyus Gold would be required to provide such U.S. Securityholder with certain information. As Polyus Gold does not expect to provide U.S. Securityholders with the required information, U.S. Securityholders should assume that a QEF election will not be available.

Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale of or an investment in a PFIC. Generally, a U.S. person who is a direct or indirect shareholder of a PFIC must file IRS form 8621 for each tax year in which such person holds (directly or indirectly) shares of the PFIC.

Reportable Transactions

A U.S. Securityholder that participates in any "reportable transaction" (as defined in U.S. Treasury regulations) must attach to its U.S. federal income tax return a disclosure statement on Form 8886. U.S. Securityholders should consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency received as a dividend on, or as proceeds from the sale of, Common Shares or ADSs.

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Securityholders with respect to payments made on or proceeds from the sale, exchange or other disposition of the Common Shares or ADSs, unless an applicable exemption is satisfied. U.S. Securityholders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Securityholder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Securityholder furnishes required information to the IRS.

Certain United Kingdom Tax Considerations

The following is a general summary of certain United Kingdom ("UK") tax considerations relating to the purchase, ownership and disposition of the ADSs by persons who are resident (and in the case of individuals, ordinarily resident and domiciled) in the UK for tax purposes. This summary is based on current UK law and practice, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information

only and does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under UK law; in particular this summary does not apply to the following:

- investors who are not the absolute beneficial owner of the ADSs;
- investors who do not hold the ADSs as capital assets;
- special classes of investor such as dealers and tax-exempt investors;
- investors that are insurance companies, collective investment schemes or persons connected with the Company; or
- investors that control or hold, either alone or together with one or more associated or connected persons, directly or indirectly, 10% or greater interest in the Company.

Further, this summary assumes that (i) there will be no register in the UK in respect of the ADSs or the Shares; (ii) the ADSs will not be held by a depositary incorporated in the UK; and (iii) the Shares will not be paired with shares issued by a company incorporated in the UK.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS PRIOR TO INVESTING WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES AND THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs.

Taxation of dividends

Dividend payments in respect of the ADSs may be made without withholding or deduction for or on account of UK income tax. As discussed in the paragraphs headed "– Certain Russian Federal Tax Considerations – Taxation of dividends", such dividends will generally be subject to Russian withholding taxes.

Dividends received by a corporate investor will be subject to UK corporation tax on the gross amount of any dividend paid before the deduction of any Russian withholding taxes.

Dividends received by an individual investor will generally be subject to UK income tax on the gross amount of any dividend paid before the deduction of any Russian withholding taxes. Higher rate tax payers are currently subject to UK tax on the gross amount of such dividends at 32.5%.

In each case, credit may be given for Russian tax withheld, subject to the UK tax rules regarding calculation and availability of such credit, including taking all reasonable steps to minimise the amount of Russian tax on such dividends. See the paragraphs headed "– Certain Russian Federal Tax Considerations – Tax treaty procedures" for information on the operation of any treaty relief that may be available to investors in respect of any such Russian tax.

Taxation of disposals

The disposal of ADSs should be treated as a disposal of the underlying Shares for UK tax purposes. This analysis is based on the assumption that the Depositary acts as a mere nominee for the investor or as a bare trustee of the Shares and therefore, for capital gains purposes, the investor should be treated as holding the Shares directly and the nominee or bare trustee ignored.

It is not certain that Her Majesty's Revenue & Customs ("HMRC") will agree with this interpretation of the disposal of ADSs for tax purposes. HMRC may treat the disposal of ADSs as the disposal of two separate assets which constitute (i) the beneficial interest in the underlying Shares and (ii) the rights the investor has against the Depositary pursuant to the Deposit Agreement. If HMRC do take such a view, the rights against the Depositary should be regarded as having no value. There should therefore only be a gain or loss on the disposal of the Shares and not the rights pursuant to the Deposit Agreement.

For the purposes of UK tax on chargeable gains, the disposal of the ADSs by corporate investors, may, depending on the investor's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss. Such an investor should be entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but will not create an allowable loss.

As regards an individual investor, the principal factors that will determine the extent to which any gain on the disposal of ADSs will be subject to capital gains tax, which will be taxed at the investor's

highest marginal tax rate, are the extent to which the investor realises any other capital gains in the tax year in which the disposal is made, the extent to which the investor has incurred capital losses in that or any earlier tax year, the level of the annual allowance of tax-free gains in that tax year (the "annual exemption") and the amount of taper relief available in relation to the disposal.

The annual exemption for individuals is £8,800 for the 2006-2007 tax year and, under current legislation, this exemption is, unless the UK Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. Investors should be aware that the UK Parliament is entitled to withdraw this link between the level of the annual exemption and the retail price index or even to reduce the level of the annual exemption for future tax years below its current level.

As discussed under the heading "– Certain Russian Federal Tax Considerations – Taxation of Capital Gains", certain capital gains may be subject to Russian withholding taxes. Credit against UK tax may be given for Russian tax withheld, subject to the UK tax rules regarding calculation and availability of such credit, including taking all reasonable steps to minimise the amount of Russian tax on such capital gains. See "– Certain Russian Federal Tax Considerations – Tax treaty procedures".

Taper Relief

The Shares may be regarded as business assets for taper relief purposes. HMRC does not regard the RTS and the MICEX stock exchanges as "recognised stock exchanges" and so the Shares are unlisted for taper relief purposes. If the Shares do qualify as business assets for taper relief purposes, the proportion of any gain realised by an individual on the disposal of ADSs that is brought into the charge to UK capital gains tax will be reduced by taper relief so that 50% of the gain is subject to tax if the ADSs have been held by the individual for at least one year. A further reduction of 25% of the gain is made if the individual has held the ADSs for two years. The maximum reduction available is 75% if the ADSs have been held for two years or longer.

If the Shares qualify as non-business assets for taper relief purposes, the proportion of any gain realised on a disposal of the ADSs that is brought into the charge to capital gains tax should be reduced by taper relief if the ADSs have been held by an individual investor for at least three years. A reduction of 5% of any gain is made for each whole year for which the ADSs have been held in excess of two years. The maximum reduction available is 40% if the ADSs have been held for ten complete years.

Stamp duty and Stamp Duty Reserve Tax

No UK stamp duty should be payable on a transfer of the ADSs provided that any instrument of transfer is not executed in the UK and does not relate to any property situated or to any matter or thing done or to be done, in the UK. No UK stamp duty reserve tax should be payable on the transfer of the ADSs.

UK inheritance tax

Since it is intended that neither the ADSs nor the Shares will be registered on a register in the UK, the ADSs should constitute assets located outside the UK for the purposes of UK inheritance tax. This means that on the death of an individual investor, UK inheritance tax could be payable if, but only if, the individual is domiciled or deemed domiciled, in the UK for such purposes at the time of death. Inheritance tax may also be payable in certain circumstances in relation to ADSs held in trust if the settlor of the trust is so domiciled, or deemed domiciled.

Other UK tax considerations

Individuals ordinarily resident in the UK should note that Chapter III of Part XVII of the Income and Corporation Taxes Act 1988, which contains provisions for preventing avoidance of income tax by transactions resulting in the transfer of income to persons (including companies) abroad, may render them liable to tax in respect of any undistributed income and profits of the Company.

SETTLEMENT AND DELIVERY

The ADSs have been accepted in the book-entry settlement system of The Depositary Trust Company ("DTC"). ADSs that are not traded through DTC's book-entry settlement system are administered by the Depositary which issues definitive certificates to the relevant holders of such ADSs.

DTC has advised us as follows: DTC is a limited-purpose trust company organised under the laws of the State of New York, a "banking organisation" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of securities transactions between DTC participants through electronic computerised book-entry changes in DTC participants' accounts. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organisations. Indirect access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. The address for DTC is P.O. Box 5020, New York, NY 10274, United States of America.

Holders of book-entry interests in the ADSs holding through DTC will receive, to the extent received by the Depositary, all distributions of dividends or other payments with respect to book-entry interests in the ADSs from the Depositary through DTC and DTC participants. Distributions in the United States will be subject to relevant U.S. tax laws and regulations. See "Taxation – United States Federal Income Tax Consequences".

As DTC can act on behalf of DTC direct participants only, who in turn act on behalf of DTC indirect participants, the ability of beneficial owners who are indirect participants to pledge book-entry interests in the ADSs to persons or entities that do not participate in DTC, or otherwise take actions with respect to book-entry interests in the ADSs, may be limited.

Trading between DTC participants

Secondary market sales of book-entry interests in the ADSs held through DTC will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to depositary receipts, if payment is effected in U.S. dollars, or free of payment, if payment is not effected in U.S. dollars. Where payment is not effected in U.S. dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

General

Although the foregoing sets out the procedures of DTC in order to facilitate the transfers of interests in the ADSs among participants of DTC, DTC is not under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of Polyus Gold, the Depositary, the Custodian or their respective agents will have any responsibility for the performance by DTC or its respective participants of their respective obligations under the rules and procedures governing their operations.

INFORMATION RELATING TO THE DEPOSITARY

The Depositary was constituted in 1784 in the State of New York and operates under the laws of the State of New York. The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. It is a wholly owned subsidiary of The Bank of New York Company, Inc., a New York bank holding company. The principal office of the Depositary is located at One Wall Street, New York, New York 10286, United States of America. Its principal administrative offices are located at 101 Barclay Street, 22nd floor West, New York, New York 10286, United States of America. A copy of the Depositary's Articles of Association, as amended, together with copies of The Bank of New York Company, Inc.'s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, NY 10286, United States of America and at The Bank of New York, One Canada Square, London E14 5AL, United Kingdom.

INDEPENDENT AUDITORS

The consolidated financial statements of Polyus Gold and its subsidiaries as at and for the years ended 31 December 2005, 2004 and 2003, included in this prospectus, have been audited by ZAO Deloitte & Touche CIS of Business Centre "Mokhovaya", 4/7 Vozdvizhenka Street, 125009 Moscow, Russian Federation. Deloitte is a member of the Russian Chamber of Auditors (*Auditorskaya Palata Rossii*) and the Institute of Professional Accountants of Russia (*Institut Professionalnih Buhgalterov Rossii*).

EXPERTS

Micon International Co. Limited, independent experts with respect to mining assets, have prepared a reserves and resources report. Their registered address is Suite 10, Keswick Hall, Norwich, NR4 6TJ, United Kingdom. The report of Micon International Co. Limited has been included in the form and context in which it is included with the consent of that person who has authorised the contents of that report for the purposes of responsibility under the Prospectus Rules.

LISTING AND GENERAL INFORMATION

1. It is expected that the ADSs will be admitted to the Official List on or about 18 December 2006. Application has been made for the ADSs to be traded on the Regulated Market of the London Stock Exchange. Prior to admission to the Official List, however, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction.

2. Polyus Gold was incorporated in the Russian Federation on 17 March 2006, as an open joint stock company for an unlimited duration, and it operates under the laws of the Russian Federation. Polyus Gold is registered at building 1, 15 Tverskoy Boulevard, Moscow 123104, Russian Federation, with state registration number 1068400002990. Polyus Gold's main administrative office and its registered office are located at building 1, 15 Tverskoy Boulevard, Moscow 123104, Russian Federation, and its telephone number is +7(495) 641-3377.

3. If definitive certificates are issued in exchange for the ADSs, Polyus Gold will appoint an agent in the United Kingdom.

4. The ADSs currently trade on the OTC and are quoted under the symbol OPYGY. The ISIN for the ADSs is US6781291074, the CUSIP number for the ADSs is 678129107 and the SEDOL is B14XJY8. The ISIN for the Shares is RU000A0JNAA8. The London Stock Exchange trading symbol for the ADSs is PLZL.

5. There has been no significant change in our financial or trading position since 30 June 2006 (the date of the latest unaudited interim financial statements).

6. The Deposit Agreement, pursuant to which the ADSs were issued, and all rights relating to the ADSs, are governed by the laws of the State of New York. The ADSs are not denominated in any currency and have no nominal or par value.

7. This prospectus will be made available to the public by us at the offices in London of Debevoise & Plimpton LLP, Tower 42, Old Broad Street, London EC2N 1HQ and at our registered office. In addition, the following documents will be on display at those offices of Debevoise & Plimpton LLP until the date of admission to the Official List and to trading on the Regulated Market:

   (i) a copy of the Charter of Polyus Gold (English translation);

   (ii) copies of the independent expert's report of Micon International Co. Limited; and

   (iii) copies of the audited consolidated annual financial statements of Polyus Gold as at and for the years ended 31 December 2003, 2004 and 2005, together with the auditors' reports relating thereto, and copies of the unaudited consolidated interim financial statements as at 30 June 2006 and for the six months then ended.

Proved ore reserve	According to the JORC Code, the economically mineable part of a measured mineral resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and government factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.
Reserves	The part of a mineral deposit, extraction of which from the Earth's crust is economically and legally feasible at the time the reserves are identified.
Resin-in-pulp (RIP)	As carbon-in-pulp, but using resin to absorb the leached gold.
Tonne	1,000 kilogrammes (one kilogramme equals 1,000 grammes).
Troy ounce	A unit measure used in the precious metals industry. A troy ounce is equal to 31.10 grammes. The amounts of gold produced and/or sold by Polyus Gold is reported in troy ounces. There are 12 troy ounces to a pound.
Underground mining	Extraction of minerals from the Earth's crust using a system of underground mine workings.

APPENDIX II

INDEPENDENT EXPERT'S REPORT

Independent Expert's Report

On the Reserves and Resources of

OJSC POLYUS GOLD, RUSSIAN FEDERATION

Prepared By

Micon International Co Limited

Suite 10, Keswick Hall, Norwich, NR4 6TJ, United Kingdom

December 2006

TABLE OF CONTENTS

Page

LIST OF TABLES

LIST OF FIGURES

micon INTERNATIONAL CO LIMITED | mineral industry consultants

EXECUTIVE SUMMARY

INTRODUCTION

This Independent Expert's Report (the "Report") has been prepared by Micon International Co Limited (Micon). The Report was commissioned by OJSC Polyus Gold (Polyus or Group) in connection with the application for admission of Polyus' American Depositary Receipts (ADRs) to the Official List of the UK Listing Authority and to trading on the Regulated Market of the London Stock Exchange.

The Report comprises an independent review and valuation of Polyus' gold assets in the Russian Federation. These assets include operating mines and projects at various stages of development. Polyus' exploration projects are also included in the review but are excluded from the valuation.

Various types of information, assumed by Micon to be accurate and materially complete, were provided by Polyus and its subsidiaries for use in the preparation of this Report. In addition to documented information, Micon's senior consultants visited Polyus' Moscow office and operating project sites during the period 3rd July to 16th July 2006. The sites of three exploration projects were not visited by Micon. Micon has assessed the ore reserves and mineral resources of Polyus and accepts responsibility for the results presented herein.

Micon is internally owned and is entirely impendent of Polyus and its subsidiaries. For its services in preparing the Report, Micon is receiving payment from Polyus based on time and expenses and will not receive any capital stock from Polyus or its subsidiaries. Micon is reimbursing its associates based on time and expenses.

POLYUS GROUP OVERVIEW

Polyus was formed in March 2006 as a result of the spin-off of OJSC Norilsk Nickel's gold mining assets and is continuing with the latter's development strategy of expansion of existing operations, development of existing gold deposits, geological exploration and merger and acquisition. The Group, which is the leading gold producer in Russia, has its head office in Moscow. Polyus' asset portfolio includes hard rock and placer gold deposits located in Krasnoyarsk Territory, Sakha Republic (Yakutia), and Irkutsk, Magadan and Amur Regions of Russia.

Trading of Polyus ordinary shares commenced on the Moscow Interbank Currency Exchange and Russian Trading System stock exchanges in May 2006. Trading of ADRs in the United States over-the-counter market and on an unlisted basis on the European stock markets commenced in July 2006. Subject to approvals, admission of the ADRs to the Official List and to trading on the London Stock Exchange (LSE) is expected to take place in the final quarter of 2006. No additional shares of Polyus or ADRs will be issued or offered in connection with the listing and trading.

The locations of Polyus' main assets that are included in this Report are shown in Figure 1. These assets consist of operating gold mines (Olympiada, Zapadnoe and Kuranakh hard rock mines and Lenzoloto placer subsidiaries), advanced projects at various stages of development

and study (Olenye, Titimukhta, Blagodatnoe, Verninskoe and Natalka) and early stage or exploration projects (Chertovo Koryto, Nezhdaninskoe, Kyutchus and Bamskoe).

Figure 1: Polyus Asset Locations


Key:
Operating Gold Mines
Advanced Projects
Early Stage / Exploration Projects
Kyutchus
Natalka
Nezhdaninskoe
Magadan
Yakutsk
Kuranakh
Olympiada
Blagodatnoe
Olenye
Titimukhta
Moscow (HQ)
Krasnoyarsk
Irkutsk
Blagovechshensk
Zapadnoe
Lenzoloto
Verninskoe
Chertovo Koryto

The Group produced 33.4 t (1.0 Moz) of gold in 2005. During the first six months of 2006, production increased by 22% to 15.6 tonnes (502 koz) of refined gold from 12.8 t (413 koz) in the same period of 2005. The increase in the gold production was primarily due to the acquisition of the Kuranakh mine in September 2005, as well as the planned increase in low-grade sulphide ore at Olympiada mine.

MINERAL RESOURCES AND RESERVES

For the basis of the Report and valuation, Micon has evaluated mineral reserves that were calculated using the Russian system and classified under the guidelines of the Russian State Commission for Reserves (GKZ). Mineral reserves for some projects had been audited by qualified international consulting groups and restated in terms compliant with the internationally recognised Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserve Committee in 2004 (JORC Code). Where ore reserves, as defined by the JORC Code, were available these formed the basis of Micon's valuation. For projects where no audited ore reserves were available for valuation Micon reviewed Russian mineral reserves and restated these using the terms and following the guidelines of the JORC Code.

The JORC Code and GKZ reserve reporting systems share a very important fundamental concept, which is that the economic viability of the reserve must be demonstrated. Both systems consider a similar set of geological, economical and technical factors and the two systems utilise a sequential classification scheme that reflects the increasing degree of knowledge and confidence in the technical and economic character of the reserves.

In the Russian system, mineral reserves comprise that volume of material that has demonstrated the presence of an economic concentration of a metal to a sufficient level of confidence. Mineral reserves are reviewed by GKZ experts and if approved, and if economically and technically viable, are reported on the State balance. If a mineral reserve has demonstrated to be uneconomic, or of uncertain technical character it is recorded as off-balance. For the purpose of the Report Micon considered that balance, and in some instances off-balance mineral reserves, are equivalent to JORC Code mineral resources. Mineral resources, as defined by the JORC Code, of the Polyus assets are summarised in Table 1.

Table 1: Mineral Resources for Polyus Assets

Project	Measured			Indicated			Inferred		
	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Operating									
Olympiada[1]	19,304	5.0	97,398	79,777	3.7	299,093	37,165	3.1	114,040
Kuranakh[1]	1,762	1.9	3,307	160,436	1.2	200,521	7,339	1.5	10,767
Zapadnoe	291	1.8	523	5,555	3.0	16,866	1,653	3.4	5,635
Lenzoloto	32,133[2]	0.2[3]	7,367	169,802[2]	0.4[3]	65,027	29,195[2]	0.6[3]	16,159
Project									
Blagodatnoe[1]	3,118	2.5	7,649	98,913	2.4	240,136	37,490	2.4	89,926
Natalka				471,918	1.8	857,402	787,446	2.0	1,567,301
Verninskoe				31,538	2.2	69,915	4,437	3.1	13,861
Olenye				419	7.4	3,120	679	6.9	4,658
Titimukhta				8,214	4.2	34,278	1,150	5.2	5,927

Notes: 1 Audited 2006 2 k m^3 3 g/m^3 recoverable gold

In Russia, balance mineral reserves that have been subject to further exploitation exploration and the full rigours of technical and economic feasibility studies, and have been incorporated into mine production schedules, are referred to as operational reserves. Operational reserves are subject to appropriate economic and technical criteria and include adjustments for dilution and mining recovery. When these conditions are met, Micon considers operational reserves to be equivalent to ore reserves as defined by the JORC Code. Ore Reserves, as defined by the JORC Code, for the Polyus assets are summarised in Table 2.

Table 2: Ore Reserves for Polyus Assets

Project	Proven			Probable		
	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Operating						
Olympiada[1]	18,983	4.9	93,480	86,983	3.6	312,318
Kuranakh[2]				31,876	1.6	51,211
Zapadnoe				4,351	2.8	12,254
Lenzoloto	12,453[3]	0.3[4]	3,986	104,750[3]	0.5[4]	49,848
Project						
Blagodatnoe[1]	3,211	2.5	7,905	101,782	2.4	243,415
Natalka				410,800	1.7	717,700
Verninskoe				17,120	3.0	51,548
Olenye				479	6.4	3,074
Titimukhta				8,962	3.7	33,427

Notes: 1 Audited 2006 2 Audited 2006 revised by Micon 3 k m^3 4 g/m^3 recoverable gold

A summary of Polyus mineral resources and ore reserves is presented in Table 3. Mineral resources are inclusive of those mineral resources that have been converted to ore reserves.

Table 3: Summary of Polyus Mineral Resources and Ore Reserves

Asset	Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Mineral Resources[1]	Measured	88,741	1.3	116,244
	Indicated	1,196,374	1.5	1,786,358
	Measured+Indicated	1,285,115	1.5	1,902,602
	Inferred	935,749	2.0	1,828,274
Ore Reserves[1]	Proved	47,100	2.2	105,371
	Probable	871,853	1.7	1,474,795
	Proved+Probable	918,953	1.7	1,580,166

Notes: 1 Lenzoloto gravel volumes converted using bulk density of 2 t/m^3.

OPERATIONS AND PROJECTS

Introduction

Micon's valuation of Polyus is based upon assumptions in relation to the cash flow contributions from four gold mining operations, one advanced development project and four feasibility level projects. The four operations include three open pit hard rock operations: Olympiada, Kuranakh and Zapadnoe; and the Lenzoloto group of alluvial operations. The Olenye open pit development is an advanced project and the four feasibility level open pit mine projects are Blagodatnoe, Titimukhta, Verninskoe and Natalka. Details of the operations and projects are summarised by region in Table 4.

The Olympiada operation represents the core asset of the Polyus Group, contributing 70% of 2006 gold production and it will remain the single most important asset by a wide margin until 2012 when Natalka enters into production. Once Natalka is developed it is expected to become the most significant gold producer of the Polyus group of operations. In 2012, Polyus' peak of gold production, Natalka is expected to contribute nearly 48 t of gold, equivalent to 45% of total production. In Micon's valuation the Natalka operation will have a life of 16 years. However, the mineral resource base is large and a much longer life is likely to be realised.

Operations

The Olympiada operation includes a large open pit mine with total movement in the order of 30 Mm^3/a ore and waste, the Phase 1 oxide plant capable of processing up to 1.7 Mt/a of ore by direct cyanide leaching and resin-in-pulp (RIP) technology, and the Phase 2 sulphide plant designed to process 3 Mt/a using flotation, bio-oxidation, cyanide leaching and RIP.

The high-grade oxide ore at Olympiada is nearly depleted and it is planned that gold production will be sustained by the construction of additional sulphide processing capacity in a Phase 3 plant rated at 5 Mt/a and by developing the Olenye and Titimukhta projects as sources of free milling sulphide ores. A 13 Mt sulphide ore stockpile at Olympiada will ensure that adequate mill feed is available during the Phase 3 mine expansion. Polyus'

current operating plan calls for continued gold production from Olympiada until at least 2022.

At present the second most significant gold producer is the Lenzoloto group of seven alluvial mining subsidiaries. Approximately 60 operating sites contribute to Lenzoloto's 17% share of Polyus' total gold production. The alluvial mines are of two types, bulldozer and dredging operations that represent 70% and 30% of the alluvial gold production, respectively. Overburden removal is either by blasting, shovel and truck methods or by side-casting using draglines. Gold recovery is by conventional sluicing with further upgrading of concentrates using secondary sluices, shaking tables and hand sorting.

Lenzoloto's current level of production is slightly greater than 6 t/a of gold but this is planned to increase to 7.5 t/a of gold by 2010. This will be achieved by increasing the volume of pay gravel processed accompanied by a commensurate increase in waste mining. Lenzoloto's operations are generally high cost but there are possibilities for cost reductions by rationalising some operations and taking advantage of economies of scale. However, significant capital investment is required for replacement of the aging equipment fleet.

Table 4: Operations and Projects

Region/Project	Status	Expected Start of Commercial Production	Production Life1 (year)	Design Ore Capacity (Mt/a)	Design Au Recovery (%)
Krasnoyarsk					
Olympiada (Phase 2)	Operating		1		$97.0^{2}/82.0^{3}$
Olympiada (Phase 3)	Development/Construction	Mid-2007	16	$3.0^{5}/5.0^{6}$	$82.0^{6}/88.0^{6}$
Olenye	Development	Late-2007	1	1.2	90.0^{4}
Titimukhta	Feasibility	Late-2008	6	1.4	90.0^{4}
Blagodatnoe	Feasibility	Early-2010	20	6.0	88.6
Irkutsk					
Lenzoloto	Operating		5	10^{7}	[8]
Zapadnoe	Operating		7	0.65	81.0
Verninskoe	Feasibility	Early-2009	9	2.0	89.4
Yakutia					
Kuranakh	Operating/Expansion		8	4.5	87.0
Magadan					
Natalka	Feasibility	Late-2011	16	30.0	84.0

Note: 1 From 2006 or start of commercial production.
2 Oxide ore in Phase 1 plant.
3 Sulphide ore in Phase 2 plant.
4 In Phase 1 plant.
5 Phase 2 plant.
6 Phase 3 plant.
7 Mm^3/a gravel.
8 Not applicable.

Kuranakh is currently the third most significant gold producer generating 11% of total production. The Kuranakh mine produces 3.6 Mt/a of oxide ore from a series of widely dispersed open pits. The open pits are shallow and the ore is generally soft but these advantages are offset by long haul distances. Ore is delivered to a central processing plant where gold is recovered using conventional cyanide leaching and RIP. Processing capacity is scheduled to increase from the current level of 3.6 Mt/a to 4.5 Mt/a by 2008 concurrent with the expansion of mine production.

In addition to conventional ore processing Polyus has plans to develop significant heap leaching facilities at Kuranakh. The present plan is to increase heap leach processing from the current level of 0.3 Mt/a to 8 Mt/a by 2012. The heap leaching activities planned do not form part of Micon's valuation of Polyus.
Operations at Kuranakh are currently scheduled to continue until 2013. However, the mineral resource base is large and a significant extension of the life of the operation is likely to be realised. Kuranakh is currently a high-cost producer, although there is significant scope to improve operating costs by rationalising some of the smaller mining equipment and productivity improvements resulting from expansion of production.

The Zapadnoe mine contributes 3% of Polyus' gold production from a 0.65 Mt/a open pit and a gravity and intensive cyanide leach plant. The plant has underperformed since being commissioned in 2003; the original design capacity of 0.8 Mt/a has not been attained. A series of modifications have been implemented to improve operating throughput and gold recovery but forecasting of performance remains difficult at the present time.

In spite of its performance the Zapadnoe operation is strategically located on the flank of the massive Sukhoy Log gold deposit and Polyus believes that its presence and operating experience may provide an advantage when the State finally decides to vend Sukhoy Log through competitive bidding.

Projects

Olenye is an advanced development project located 4 km to the west of Olympiada. The mine will provide high-grade, free-milling oxide ore to the Olympiada Phase 1 plant. The Olenye ore reserve is small and the mine life (2007 to 2008) will be commensurately short. Olenye will serve as a feed source during the development of the larger Titimukhta operation.

The Titimukhta open pit mining project lies 9 km northwest of Olympiada. Titimukhta will provide moderate-grade, free-milling sulphide ore to the Olympiada Phase 1 plant over a seven year mine life. The timing of mine development will coincide with depletion of the Olenye deposit. Ore will be mined at a rate of 1.4 Mt/a commencing in 2008 and continuing until 2015.

The Blagodatnoe project is currently at an advance stage of feasibility study and will become a significant gold producer for Polyus. Construction of the mine and processing plant is expected to commence in 2007 and initial production is scheduled to begin in 2012. During the first two years gold production will represent 22% of total Polyus gold production.

The Blagodatnoe project is expected to remain a significant producer throughout its planned 16 year life though once Natalka is on stream Blagodatnoe's share of gold production will fall to 12 % to 13% of total production. Blagodatnoe ore is free milling and will be treated at a 6 Mt/a gravity, flotation and cyanide leach plant constructed near the site of the two open pits. Full advantage will be made of the existing Olympiada infrastructure.

The Verninskoe project is located 10 km southeast of the Zapadnoe mine and comprises two separate deposits, Verninskoe and Pervenets. A 2 Mt/a open pit mine will be developed to exploit the Verninskoe deposit and a 140 kt/a underground operation will exploit Pervenets.

The ore is free milling and a 2 Mt/a plant gravity, flotation, cyanide leach and carbon-in-leach (CIL) plant will be constructed to commence production in 2009.

Verninskoe is expected to produce approximately 5 t/a of gold over its nine year operating life. This will represent about 10% of total Polyus gold production until 2012 after which it will represent 6%. The location of the Verninskoe project in close proximity to Zapadnoe will provide the benefit of shared infrastructure. The operation will strengthen Polyus' strategic position relative to Sukhoy Log.

The Natalka gold project represents the future principal operating asset of Polyus. The deposit contains ore reserves in excess of 400 Mt and these are likely to double when mine planning and feasibility studies currently underway are complete. The life-of-mine stripping ratio is low at 1.4 m^3/t ore and therefore total movement will be in the order of 30 Mm^3/a.

The operation is scheduled to commence in 2012 and the 48 t of gold expected in the first year will represent 45% of total gold production. Based on the current ore reserves a mine life of 14 years is envisioned. The majority of Natalka ore is free milling and gold recovery by gravity, flotation and CIL will be implemented. The gold recovery process will be optimised through the operation of the 100 kt/a capacity pilot plant, which is currently being constructed on site.

ECONOMIC ANALYSIS

Basis

Micon has prepared a valuation of the mineral resources and operating assets of Polyus on the basis of a discounted cash flow, which allows the computation of Net Present Value (NPV). Such valuations are generally accepted within the mining industry and represent the economic value of an investment after allowing for the cost of capital invested in the business. Exploration properties for which insufficient engineering data consistent with current mine planning were available to support cash flow projections were excluded from Micon's valuation.

To determine an appropriate rate for discounting the cash flow, Micon has estimated the weighted average cost of capital (WACC) imposed on Polyus by the capital markets using an assumed structure comprised of 30% debt and 70% equity and estimated costs of debt and equity of 3.16% and 6.2%, respectively. Based on its estimate of WACC, Micon has used a discount rate of 5%.

Micon has inflated cash flows using a long-term Russian inflation rate of 3.7% to ensure realistic values are applied to the tax computations. The resulting after-tax cash flows have then been de-escalated back to real, 2006 money terms prior to computation of NPV.

Micon's forecasts are based on the 2006 year-to-date average rate of exchange of 27.0 Russian Rouble (RUR) per United States Dollar (US$). With an inflation differential of 1% applied within the model, the RUR is assumed to maintain purchasing power parity against the US$ and forecast exchange rates are calculated accordingly.

Polyus is presently unhedged and, it is understood, has no intention of entering into hedging agreements other than as it may be required as security for future loans. Polyus is therefore able to benefit fully from current price levels which are above the long-term average.
Micon has based its valuation on a projected gold price curve that is derived from an analysis of London bullion market prices since 1995. The results expressed in real, 2006 money terms indicated an average gold price over the next ten years (2007 to 2016 inclusive) of US$504/oz or US$584/oz in nominal terms. Over 20 years, the averages equate to US$484/oz and US$642/oz, respectively.

Taxes paid in respect of social burden, royalty and depreciated asset value are assumed to be allowable against profits. Tax on profits is then calculated at 24%. VAT on capital projects and on operations is reclaimed as appropriate. Each mining operation has been assumed to be ring-fenced for tax purposes.

Micon has dealt with minority interests on a subsidiary basis, rather than at the consolidated level. It has not been possible for Micon to identify the forecast production for each of the subsidiaries within the Lenzoloto group of alluvial mines and these have been treated as a single entity for the purposes of this valuation.

Production and Cash Flow Forecast

Table 5 presents a summary of the economic statistics for the Polyus mines and projects included in Micon's valuation. Forecast production of gold is shown in Figure 2. This diagram highlights the importance to Polyus of the Phase 3 expansion project at Olympiada, of bringing into production the Blagodatnoe deposit and, ultimately, of development of the Natalka deposit.

Figure 2: Forecast Polyus Production


Gold production (tonnes/yr)
120
100
80
60
40
20
-
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
Natalka
Blagodatnoe
Verninskoe
Kuranakh
Zapadnoe
Lenzoloto
Olympiada ZIF-3
Olympiada ZIF-2
Olympiada ZIF-1

Figure 3 presents the resulting Group cash flow projection. Key features are the rapid forecast growth of the Group sales and the resulting increase in free cash flow once Natalka enters into production. Until that time, free cash flows generated by current operations are

absorbed internally and there is a cumulative cash requirement amounting to US$350 million in the period 2006 to 2011.

Figure 3: Forecast Polyus Cash Flow



1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
US$ millions (real 2006 terms)
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
Operating costs
Capital Expenditure
Tax
Minorities
FCF
Net Revenue

Table 5: Polyus Economic Statistics

Item	Olympiada[1]	Blagodatnoe	Zapadnoe	Verninskoe	Lenzoloto	Kuranakh	Natalka	Total Polyus
Ore Treated (kt)	139,294	104,993	4,351	16,932	106,210[4]	31,876	410,800	814,456
Ore Treated (k m^3)					53,105[2]			
Ore Grade (g/t Au)	3.7	2.4	2.8	3.0	0.6[3]	1.6	1.7	2.0
Recovery (%)	86.2	88.6	81.0	89.4	100.0	86.4	84.0	86.0
Au Sales (koz)	14,123	7,160	319	1,455	1,089	1,423	19,373	44,941
Cash Operating Cost (US$/t)	28.59	13.06	24.52	24.17	4.95	16.43	8.23	12.65
Cash Operating Cost (US$/oz)	282.00	191.51	334.32	281.30	483.55	368.16	174.60	229.24
Capital Expenditure (US$/oz)	35.76	54.66	95.93	87.78	20.00	77.37	54.90	50.07
Polyus Interest (%)	100.0	100.0	100.0	100.0	83.6	99.2	93.3	96.5

Notes: 1 Olympiada includes Olenye and Titimukhta
2 thousand m^3
3 g/m^3 recoverable gold
4 Lenzoloto gravel volumes converted using bulk density of 2 t/m^3.

Valuation

Based on an assumed production output over the period 2006 to 2029, the Group assets valued by Micon are forecast to process 814.5 Mt of ore for the production of 44.9 Moz of gold. The forecast average unit capital expenditure required is US$50.07/oz and the average unit cash operating cost is US$12.65/t of ore processed or US$229.24/oz of gold produced. The overall NPV of the resulting cash flow discounted at 5% is US$3,076.5 million.

Risks and Sensitivity Analysis

Risks highlighted by Micon's economic analysis include the following:

- The rate of growth might in itself be problematic as it could expose shortages of the necessary skills and infrastructure to support the program.
- Similarly, a projected steep decline in sales after 2013 indicates a need to rapidly develop the Group's exploration projects to provide additional mineral reserves to support this strategy. Exploration funding away from existing mine sites has not been separately addressed in this valuation.
- Cost-efficiencies planned at Blagodatnoe and Natalka are at levels not yet achieved at the established mines (other than in alluvial deposits).

Figure 4 shows the sensitivity of the consolidated cash flow NPV to various factors. It can be seen that the cash flow is most sensitive to changes in gold price and exchange rate. Sensitivity to operating costs is greater than to capital expenditure.

The results show that adverse changes in gold price, exchange rate and operating costs could all have a material impact on the value of the Group, but a 15% change in any one of these factors would not be sufficient to reduce projected returns to below the 5% real cost of capital.

Figure 4: NPV Sensitivity


5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
US$ 000
115%
110%
105%
100%
95%
90%
85%
Gold Price
Cash Opcost
Capital Cost
Forex Rate

EXPLORATION PROJECTS

Polyus maintains an aggressive exploration policy and conducts comprehensive programmes in all of its regional departments. Exploration is carried out by a skilled and dedicated team that is supported by regional and corporate technical groups. Investment in exploration activities has increased steadily over the past few years with expenditure of US$52 million in 2005 and a planned exploration budget of US$97 million for 2006. For the period 2006 to 2010 Polyus plans to spend US$368 million on exploration. Exploration programmes are being conducted on most project sites in order to establish or increase mineral reserves.

Gold exploration expenditures will be divided between five regions; Krasnoyarsk, Magadan, Yakutia, Irkutsk and Amur. The principal exploration projects, which are reviewed by Micon in this Report, are listed in Table 6.

Table 6: Mineral Reserves for Principal Exploration Projects

Category	Parameter	Chertovo Koryto	Nezhdaninskoe	Kyutchus	Bamskoe	Total
B	Tonnage (kt)		4,491			4,491
	Grade (g/t Au)		5.7			5.7
	Gold (kg)		25,377			25,377
C_1	Tonnage (kt)		39,426	6,400	3,070	48,896
	Grade (g/t Au)		4.9	10.2	4.0	5.6
	Gold (kg)		194,527	65,280	12,153	271,960
C_2	Tonnage (kt)	4,431	52,220	7,500	682	64,833
	Grade (g/t Au)	2.3	4.9	9.6	3.1	5.3
	Gold (kg)	10,073	257,133	72,000	2,081	341,287
Total	Tonnage (kt)	4,431	96,137	13,900	3,752	118,220
	Grade (g/t Au)	2.3	5.0	9.9	3.8	5.4
	Gold (kg)	10,073	477,037	137,280	14,234	638,624

Nezhdaninskoe and Kyutchus have been the subjects of mineral reserve audit by a qualified international consulting group. Audited mineral resources and ore reserves for these projects are presented in Table 7.

Table 7: Audited Mineral Resources and Ore Reserves for Exploration Projects

Category	Nezhdaninskoe			Kyutchus		
	Tonnage (Mt)	Grade (g/t Au)	Gold (t)	Tonnage (Mt)	Grade (g/t Au)	Gold (t)
Measured	25.6	5.5	141.6			
Indicated	23.8	5.4	128.5	6.4	10.2	65.3
Measured+Indicated	49.4	5.5	270.1	6.4	10.2	65.3
Inferred	22.0	5.7	125.4	7.5	9.6	72.0
Proved	0.6	10.5	6.3			
Probable	19.8	5.5	108.9			
Proved+Probable	20.4	5.6	115.2			

Chertovo Koryto

The Chertovo Koryto prospect is located in Irkutsk region, 120 km north of Bodaybo. The deposit lies in a mountainous area where several gold rich placer deposits have been exploited. Gold mineralisation occurs in quartz-sulphide veins formed in lower Proterozoic black shale and sandstone. Mineralisation forms a series of stacked, lens shaped orebodies that extend along strike for 850 m and dip northward to a depth of 400 m.

Exploration drilling and trenching was conducted during 2005 and 2006 and work, including metallurgical testing, is planned to continue until mid 2007. On the basis of the work completed to date Polyus has estimated reserves containing 85 t of gold. There is currently no feasibility study that defines the project in terms of mining, processing and construction. Consequently no operational reserves or ore reserves can be calculated. The projected is currently expected to achieve commercial production in 2011.

Nezhdaninskoe

The Nezhdaninskoe gold deposit is located in Yakutia, 450 km northeast of Yakutsk. The deposit comprises 117 mineralised structures localised in a sequence of Lower to Upper Permian siltstone and shale that form the southern limb of the South Verkhoyansk syncline. Mineralisation occurs in a series of north-south trending structures over a length of 13 km and ranges in thickness from 0.8 m to 40 m.

Three styles of precious metals mineralisation are recognised including; large scale zones of intense brecciation, quartz veins containing relics of the host rocks and broad stockwork zones of narrow, cross-cutting quartz veins that form low-grade gold mineralisation. Arsenopyrite and pyrite occur both in the breccias and quartz veins and, along with minor sulphide minerals, constitute up to 6% of the mineralisation. Gold occurs as discreet particles within both granular quartz and within sulphide masses. To a lesser extent, gold is present as inclusions in sulphide minerals forming refractory mineralisation.

Exploration was initiated in 1957 and includes some 700 km of trenching, 280,000 m of diamond drilling and 110 km of underground development. Nearly 2.8 Mt of ore at an average grade of 7.4 g/t Au was processed between 1974 and 2005. Polyus has embarked on a new phase of exploration directed toward development of a large open pit operation centred on Ore Zone 1. The new programme of surface and underground diamond drilling is designed to assess the tenor of gold mineralisation that occurs between the principal mineralised zones. Exploration is expected top continue through 2007 with feasibility studies to commence thereafter.

Kyutchus

The Kyutchus gold prospect is located in the northern Yakutia, approximately 900 km north of Yakutsk. Gold mineralisation is hosted by Triassic siltstone and mudstone, which form part of a major northeast trending anticline. Mineralised structures occur as a series of en-echelon fractures and arrays of quartz veins that cross cut the host stratigraphy. The zone of mineralisation has been identified over a strike length of approximately 3.5 km. Drilling has indicated that the zone extends for at least 550 m below surface and remains open at depth.

Gold occurs as free particles in quartz and sulphides however a large proportion is encapsulated in sulphide minerals and refractory.

The deposit was first discovered in the late 1950's and since 1971, has been subject to a significant amount of exploration work, including a large amount of surface trenching, more than 520 diamond drill holes, and the development of two underground levels. No comprehensive feasibility study that defines the project in terms of mining, processing and project development has been conducted. Consequently, no ore reserve statement can be given for the Kyutchus property. Exploration and development is ongoing at Kyutchus and there is strong evidence that mineral reserves will increase significantly. In addition to the project site exploration further metallurgical test work is planned. Kyutchus is scheduled to achieve commercial production in 2013.

Bamskoe

The Bamskoe gold deposit is located 120 km north of Tynda in the northeastern portion of Amur region. The region is mountainous, with topographic relief ranging from 800 m to 1200 m and the area is underlain by metamorphosed Proterozoic sandstones and gneisses. Gold mineralisation occurs in 17 separate structurally controlled zones that cross cut stratigraphy. Quartz-carbonate-sulphide mineralisation persists over a strike length of 3.5 km and to a depth of at least 300 m.

Gold mineralisation at Bamskoe was located in 1979 and detailed exploration work conducted between 1990 and 1995, including 66 km of drilling was used to develop the mineral reserve base. A detailed plan for the development of Bamskoe has been approved by Polyus. A two year programme of exploration drilling commenced in 2006 and is scheduled to be completed by the end of 2007. Polyus expects that a new mineral reserve estimate will be compiled during the second half of 2007 and that a feasibility study will be undertaken in the fourth quarter of 2007. Commercial production is anticipated to commence in 2013.

1.0 INTRODUCTION

1.1 PURPOSE AND SCOPE OF THE REPORT

This Independent Expert's Report (the "Report") has been prepared by Micon International Co Limited (Micon) and was commissioned by OJSC Polyus Gold (Polyus or Group) in support of a proposed listing of Polyus' American Depositary Receipts (ADRs) on the London Stock Exchange (LSE).

The Report comprises an independent review and valuation of Polyus' gold assets in the Russian Federation. These assets include operating mines and projects at various stages of development. Polyus' exploration projects are also included in the review but are excluded from the valuation.

1.2 CAPABILITY AND INDEPENDENCE

Micon is an independent firm of geologists, mining engineers, metallurgists and environmental consultants, all of who have extensive experience in the mining industry. The firm operates from integrated offices in Norwich, United Kingdom and Toronto, Canada.

Micon offers a broad range of consulting services to clients involved in the mineral industry. The firm maintains a substantial practice in the geological assessment of prospective properties, the independent estimation of resources and reserves, the compilation and review of feasibility studies, the economic evaluation of mineral properties, due diligence reviews, and the monitoring of mineral projects on behalf of financing agencies.

Micon's practice is worldwide and covers all of the precious and base metals, the energy minerals (coal and uranium) and a wide variety of industrial minerals. The firm's clients include major mining companies, most of the major United Kingdom and Canadian banks and investment houses, and a large number of financial institutions in other parts of the world.

Micon's technical, due diligence and valuation reports are typically accepted by regulatory agencies such as the London Stock Exchange, the US Securities and Exchange Commission, the Ontario Securities Commission, the Toronto Stock Exchange, and the Australian Stock Exchange.

The principal consultants responsible for the review of Polyus' assets and preparation of this Report, who are listed below, have extensive experience in the mining industry and have appropriate professional qualifications:

- Stanley Bartlett, P.Geo., Micon Vice President, Senior Geologist and Managing Director of Micon's UK office; Polyus Report Project Manager, Team Leader and Principal Author.
- David Wells, CEng, MIMMM, Micon Senior Metallurgist; Polyus Report Team Leader and Principal Author.
- Christopher Jacobs, CEng, MIMMM, Mining Economist.

- Jonathan Steedman, MSc, Micon Mineral Resource Geologist.
- William Lewis, P.Geo., Micon Senior Geologist.
- Graham Tye, CEng, MIMMM, Micon Associate Mining Engineer.
- Richard Gowans, P.Eng., Micon Vice President and Senior Metallurgist.
- Mark Dodds-Smith, CBiol, PhD, Micon Associate Environment, Health and Safety Specialist.
- Michael George, BSc, Micon Associate Environment, Health and Safety Specialist.

The above consultants, in two teams of four representing each discipline, visited Polyus' Moscow office and operating assets during the period 3rd July to 16th July 2006. In the case of two advanced projects, the sites were only visited by the team geologist and environment, health and safety (EHS) specialist. The sites of three exploration projects were not visited by Micon.

Micon is internally owned and is entirely independent of Polyus and its subsidiaries. Other than an independent audit of the mineral resources and ore reserves of Olympiada and Blagodatnoe (May 2006) and a review of certain of Polyus' assets in (May 2004) on behalf of a third-party, Micon has not had any prior involvement with Polyus and its subsidiaries. The personnel responsible for the review and opinions expressed in the Report are Micon full-time employees or Micon associates. For its services in preparing the Report, Micon is receiving payment from Polyus based on time and expenses and will not receive any capital stock from Polyus or its subsidiaries. Micon is reimbursing its associates based on time and expenses.

1.3 LIMITATIONS AND EXCLUSIONS

While Micon has reviewed the mining and exploration licences and permits, in as far as these may influence the operation and development of the assets, Micon has not undertaken legal due diligence of these assets.

Other than for the mineral resources and ore reserves of Olympiada and Blagodatnoe, for which a full audit was previously conducted by Micon (see Section 1.2), Micon has assumed that the information provided by Polyus and its subsidiaries to Micon for its review is accurate and materially complete.

Although Micon has not fully audited mineral resources and ore reserves, other than for Olympiada and Blagodatnoe, in certain cases Micon has undertaken sufficient check calculations and, where appropriate, made adjustments to the estimates for inclusion in this Report and asset valuation.

Micon's valuation includes operating mines and projects which are at an advanced stage of study and development; with Polyus' agreement, the valuation does not include four exploration projects, although these are described in the Report.

1.4 SOURCES OF INFORMATION

Various sources of information were used in the preparation of this Report:

- Structured and informal interviews were conducted during the site visits with the management and senior staff of Polyus and its subsidiaries.
- External reports submitted to the regulatory authorities.
- Internal exploration databases and reports.
- Period management production and cost reports.
- Internal and third party feasibility study reports.
- Polyus corporate cash flow models.

1.5 GLOSSARY AND ABBREVIATIONS

A glossary and list of abbreviations are appended to this Report.

2.0 GENERAL

2.1 POLYUS GROUP OVERVIEW

2.1.1 Group

Polyus was formed in March 2006 as a result of the spin-off of OJSC Norilsk Nickel's gold mining assets. The Group, which is the leading gold producer in Russia, has its head office in Moscow. Polyus' asset portfolio includes hard rock and placer gold deposits located in Krasnoyarsk Territory, Sakha Republic (Yakutia), and Irkutsk, Magadan and Amur Regions of Russia.

Following registration by the Federal Financial Markets Service (FFMS), share trading commenced on the Moscow Interbank Currency Exchange and Russian Trading System stock exchanges in May 2006. Further, the FFMS granted permission for Polyus to float 34.99% of its ordinary shares outside of the Russian Federation in the form of American Depositary Shares, certified by Level 1 ADRs. Trading of the ADRs in the United States over-the-counter market and on an unlisted basis on the European stock markets commenced in July 2006.

Admission of the ADRs to the Official List and to trading on the LSE is expected to take place in the final quarter of 2006 or first quarter of 2007, subject to the approval of the United Kingdom Listing Authority and the LSE, as well as further Polyus corporate approval. No additional Polyus shares or ADRs will be issued or offered in connection with these applications for admission to listing and trading.

Polyus is continuing with OJSC Norilsk Nickel's development strategy of expansion of existing operations, development of existing gold deposits, geological exploration and merger and acquisition. The assets associated with these activities have been reviewed by Micon and are discussed in more detail in the following sections of this Report. The Group structure and the main activities of the subsidiaries are shown in Figure 2.1.

2.1.2 Assets

The status of Polyus' main assets that are included in this Report are summarised in Table 2.1 and their locations are shown in Figure 2.2. These assets consist of operating gold mines (Olympiada, Zapadnoe and Kuranakh hard rock mines and Lenzoloto alluvial subsidiaries), advanced projects at various stages of development and study (Olenye, Titimukhta, Blagodatnoe, Verninskoe and Natalka) and early stage or exploration projects (Chertovo Koryto, Nezhdaninskoe, Kyutchus and Bamskoe). Only the operating mines and advanced projects have been included in Micon's valuation.

The Group produced 33.4 t (1.0 Moz) of gold in 2005. During the first six months of 2006, production increased by 22% to 15.6 t (502 koz) of refined gold from 12.8 t (413 koz) in the same period of 2005. Polyus' production units mined 6.5 Mt of ore and processed 4 Mt of ore during the first half of 2006, compared to 2.8 Mt and 2.3 Mt, respectively in the same period of 2005. The increase in the amount of ore was primarily due to the acquisition of the Kuranakh mine in September 2005, as well as the planned increase in low-grade sulphide ore at Olympiada mine.

Figure 2.1: Polyus Group Structure


OJSC Polyus Gold
CJSC Polyus
HARD ROCK GOLD MINING
ALLUVIAL GOLD MINING
SERVICE COMPANIES
OJSC Matrosov Mine 93.29%
OJSC SibzolotoRazvedka (exploration) 99.9%
OJSC Aldanzoloto 99.2%
OJSC SVMC 92.74%
OJSC YMC 99.99%
LLC LZRK 99.99%
LLC Lengeo (exploration) 100%
CJSC Tonoda 100%
CJSC Sukhoy Log 100%
OJSC Pervenets 100%
OJSC Lenzoloto 68.18%
CJSC ZDK Lenzoloto 100%
CJSC Lensib 61%
CJSC Charazoto 64%
CJSC Sevzoto 65%
LLC Angarsky Site 100%
LLC Quartz Technologies 38.3%
CJSC Dalnaya Taiga 82%
CJSC Marakan 84%
CJSC Nadezhdinskoe 84%
LLC Perspektiva Research & Production 100%
CJSC Svetly 84%
CJSC Lenskaya GPK 80%
Polyus Investments Ltd. (Cyprus) 100%
LLC Polyus Security 99.9%
Jenington International Inc. 100%
LLC VDM 99.58%
LenRem Ltd (equipment service) 100%
LLC Lenzoloto Design 100%
CJSC Vitim Energo (power distribution) 100%
CJSC Mamakan (power generation) 100%
CJSC VitimEnergo-Sbyt (power sales) 100%
LLC VitimService (purchasing) 100%
LLC LenzolotoDor-trans (transportation) 100%
LLC Vitim-Baikal 100%

Figure 2.2: Polyus Asset Locations


Key:
Operating Gold Mines
Advanced Projects
Early Stage / Exploration Projects
Kyutchus
Natalka
Magadan
Nezhdaninskoe
Yakutsk
Kuranakh
Olympiada
Blagodatnoe
Olenye
Titimukhta
Moscow (HQ)
Krasnoyarsk
Irkutsk
Blagovechshensk
Zapadnoe
Lenzoloto
Verninskoe
Chertovo Koryto

Table 2.1: Polyus Assets

Asset	Company		Current Status
	Operating	Holding	
Operating			
Olympiada	CJSC Polyus	OJSC Polyus Gold	Operating/Expansion
Zapadnoe	CJSC Sukhoy Log	LLC LZRK	Operating
Lenzoloto	Various	OJSC Lenzoloto	Operating
Kuranakh	OJSC Aldanzoloto	CJSC Polyus	Operating/Expansion
Feasibility			
Olenye	CJSC Polyus	OJSC Polyus Gold	Development
Titimukhta	CJSC Polyus	OJSC Polyus Gold	Feasibility
Blagodatnoe	CJSC Polyus	OJSC Polyus Gold	Feasibility
Verninskoe	OJSC Pervenets	LLC LZRK	Feasibility
Natalka	OJSC Matrosov Mine	CJSC Polyus	Feasibility
Exploration			
Nezhdaninskoe	OJSC SVMC	CJSC Polyus	Exploration/Feasibility
Chertovo Koryto	CJSC Tonoda	LLC LZRK	Exploration
Kyutchus	OJSC YMC	CJSC Polyus	Exploration
Bamskoe	CJSC Polyus	OJSC Polyus Gold	Exploration

A comparison of the gold production from each unit is given in Table 2.2.

Table 2.2: Polyus Gold Production

Mine	2005 (H1)		2006 (H1)	
	(t)	(koz)	(t)	(koz)
Olympiada	11.29	363	12.19	392
Kuranakh			2.21	71
Zapadnoe	0.16	5	0.40	13
Lenzoloto	1.40	45	0.81	26
Group	12.85	413	15.61	502

Prefeasibility studies have been completed on all Polyus' advanced projects, which are currently at various stages of final feasibility engineering design and cost estimation. As satellite deposits of Olympiada and designated to replace the latter's depleted oxide ore, Olenye and Titimukhta are both close to production and have been included in Micon's valuation of Olympiada. The Natalka project will be the subject of a full feasibility study expected to commence during the second half of 2006. A new mineral reserve model that incorporates all of the currently available exploration data will be generated and a significant increase in mineral reserves is expected.

Polyus is currently conducting exploration at the projects listed in Table 2.1. Although production operations and studies have been conducted at Nezhdaninskoe by previous owners, Polyus has identified the potential for significant increases in the mineral resource and production capacity, hence its exclusion from Micon's valuation at this time. In addition to these exploration projects, Polyus has ongoing or planned exploration programmes at Titimukhta, Zapadnoe and Verninskoe with a view to proving additional resources. These potential resources have also not been included in Micon's valuation of Polyus' assets.

2.2 RESOURCE AND RESERVE CLASSIFICATION

In Russia the State is the beneficial owner of the country's mineral reserves. Mineral reserves for all Russian mineral deposits must be approved by the Russian State Commission for Reserves (Gosudarstvennaya Komissia po Zapasam), referred to as the GKZ, and recorded on the national inventory or balance of mineral reserves. The Territorial Commission for Reserves, referred to as the TKZ, can act on behalf of the GKZ in the approval of mineral reserves, however this is typically only in the case of small scale deposits.

The GKZ provides strict control on the estimation and reporting of mineral reserves, and a prescribed protocol for calculation of reserves is applied, which utilises a sectional method of reserve estimation. More modern methods, such as computer modelling and block modelling are being examined by the GKZ, however all of the currently defined balance mineral reserves have been calculated and approved based upon the standard sectional method.

Mineral reserves are calculated by the enterprise or company that owns the licence, adhering to the standard protocol, and are submitted for approval by the GKZ in the form of a TEO report (Technico-Ekonomicheskie Obosnovanie), which characterises the mineral deposit, followed by a TER report (Technico-Ekonomicheskie Raschoti), which details the calculation of the mineral reserves.

The Western equivalent system for classification of mineral resources and ore reserves is the JORC Code. The JORC Code is the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserve Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia. The JORC was established in 1971 and the first edition of the JORC Code was released in 1989. The current edition was effective December 2004.

In Micon's experience, the level of detail of information required to support a submission of mineral reserves to the GKZ, is more systematic and comprehensive than is required under the JORC Code, and mineral reserves submitted for approval to the GKZ are subject to rigorous review.

The JORC Code and GKZ reserve reporting systems share a very important fundamental concept, which is that the economic viability of the reserve must be demonstrated. Both systems consider a similar set of geological, economical and technical factors and the two systems utilise a sequential classification scheme that reflects the increasing degree of knowledge and confidence in the technical and economic character of the reserves.

Figure 2.3 illustrates how Micon believes the mineral reserves categories of the GKZ system correlate to the mineral resource and ore reserve categories under the JORC Code.

Figure 2.3: Comparison of GKZ and JORC Code Reserve Classification


Russian Classification System:
Prognostic Resources:
P1
P2
P3
Increasing Level of Geological Knowledge and Confidence
Exploration, Discovery, Deposit Delineation
Consideration of Technical and Economic Factors (generally excludes mining dilution and mining recovery)
Off Balance Reserves:
A
B
C1
C2
Changing Economic Conditions
Balance Reserves:
Increasing Level of Geological Knowledge and Confidence
A
B
C1
C2
Consideration of Mining Dilution and Mining Recovery.
Operational Reserves:
A
B
C1
C2
Subject to Detailed Technical Analysis
JORC Classification System:
Exploration Information
Identification of Mineralization and Application of Reasonable Prospects of Economic Extraction
Mineral Resources:
Measured
Indicated
Inferred
Increasing Level of Geological Knowledge and Confidence
Consideration of Mining, Metallurgical, Economic, Marketing, Legal, Environmental, Social and Government Factors, including mining dilution and mining recovery.
Ore Reserves:
Proven
Probable

In the Russian system, balance reserves comprise that volume of material which has demonstrated the presence of a metal to a sufficient level of confidence whose economic viability has been demonstrated and approved by the GKZ. From the perspective of the Russian State balance reserves represent the basis of taxation. However, whilst balance reserves may include an adjustment for overall mining recovery other technical factors such as mining dilution and mining losses may not be considered.

Balance reserves that have been subject to further exploitation exploration and the full rigours of technical and economic feasibility studies, and have been incorporated into mine production schedules, are referred to as operational reserves. Operational reserves include adjustments for dilution and mining recovery, which are the result of detailed calculations. The operational plan must be approved by the GKZ.

2.3 ENVIRONMENT, HEALTH AND SAFETY AND COMMUNITY ISSUES

2.3.1 Introduction

This general section addresses:

- EHS regulation and standards as applied to Polyus' assets.
- Polyus' corporate approach to EHS and community issues.
- Micon's approach to the identification of risks and liabilities.

The identification of site-specific environmental, health and safety and community risks and liabilities for individual assets is given in Sections 3 to 9.

2.3.2 Permitting, Regulation and EHS Management in Russia

2.3.2.1 Environmental Regulation

The primary legislation governing the exploitation of mineral deposits is the 1992 Federal Law on Subsoil (sub-surface resources) (as amended), which establishes the basis for the issuing of exploration and mining licences and defines the concept of the rational use of resources. A new law is scheduled for introduction in 2006.

The permitting procedure for mining projects consists of three distinct phases: exploration, project initiation and project operation. Environmental regulation, applied throughout these phases, is established in primary legislation, principally the 2002 Federal Law on Environmental Protection (as amended), and administered by the Ministry of Natural Resources (MNR). Procedural measures, permitting and the basis for quality standards are provided in subsidiary legislation, such as the 1999 Federal Law on Atmospheric Air Protection (as amended) and codes such as the 1995 Water Code, the 1997 Forest Code and the 2001 Land Code (all as amended).

The key element of the exploration and project initiation phase is the OVOS process as defined in the 2000 Regulation on Environmental Impact Assessment of Planned Economic and Other Types of Activity; equivalent to the international Environmental and Social Impact Assessment (ESIA) procedure. The draft OVOS is used as the basis for the application for licences and permits covering waste management, water abstraction and discharge, emissions to atmosphere and others, and these are subjected to the State Environmental Expertise (SEE) review process before construction. The principles underlying this permitting procedure have been in place since the 1980s, but have been amended and refined. Mines commissioned prior to the 1980s are unlikely to have been through a formal OVOS/ESIA process.

Licences provide a general right to utilise natural resources, including emission or discharge of controlled substances whereas permits give detailed conditions relating to the emission or discharge. The Federal MNR, is generally responsible for issue of licences although in some regions of Russia permits are issued by the local offices. Conditions of each permit may be changed at the renewal date. Modifications to the operational design require application for new permits supported by a technical project that supersedes the original OVOS.

The terms and conditions attached to each licence reference the need to conform to statutory permitting procedures and to ensure adequate environmental protection and safety measures. General requirements to promote social development in the vicinity of the licence area and state the need for rehabilitation of the site after cessation of mining, sometimes for a specific end use, may be stipulated. Breach of these conditions may in theory lead to suspension and ultimately withdrawal of the licence.

Monitoring is undertaken to assess compliance and environmental taxes are paid based on actual emissions, discharges and waste arising. Exceeding the permit conditions does not necessarily constitute a legal offence, nor does it necessarily result in an adverse environmental impact; minor transgressions merely incur additional taxation based on a higher unit rate for the excess, typically a factor of ten or 25 above the standard rate.

Russian environmental standards, maximum acceptable concentrations (MAC), are specified in sanitary normative documents dealing with air quality, the workplace ambient air quality, water quality, soil and river sediment quality, vegetation and accumulations of snow and ice. Where comparison is feasible, Russian MAC are invariably at least as stringent as international environmental quality standards such as those adopted by the World Bank Group and World Health Organisation.

2.3.2.2 Health and Safety Regulation

The legal basis for health and safety in Russia is provided by the 1997 Federal Law on Safety of Dangerous Industrial Units (as amended), which defines operations considered to be dangerous including mining, ore processing and the storage and use of explosive materials. Regulations and management practices in health and safety are broadly compatible with the approach adopted internationally. The regulatory authorities promote the development and issue approvals for safe working practices, which are then incorporated into the project design. These include appropriate training for each employee, emergency response procedures, compliance monitoring, accident reporting and investigation.

Other relevant legislation includes the 1999 Federal Law on the Sanitary Epidemiological Wellbeing of the Population (as amended), which provides the basis for the establishment of sanitary protection zones and regulates issues such as ambient air quality, noise, vibration and other hazards that may impact upon local populations.

The 1997 Federal Law on the Safety of Hydrotechnical Facilities (as amended) regulates the design and operation of tailings facilities and water-storage dams. The law requires such facilities to have been issued with a declaration of industrial safety prior to use and requires the operator to undertake regular monitoring and inspections and to develop emergency response procedures.

Industrial accidents in Russia are categorised as light, serious or fatal; a serious accident being defined by the nature of the trauma. From 2005, an accident involving a trauma not specifically listed in the legislation and verified as such by a qualified doctor is considered light regardless of the working time lost. All serious and fatal accidents are investigated by a state appointed committee to determine the cause and identify appropriate remedial action. Compensation is payable to the victims of accidents or their families.

Accidents involving more than one person (group accidents) are recorded separately. However, incidents that do not result in a medical trauma requiring treatment are not usually recorded, unless there is an associated disruption to production, in which case the incident may be recorded under regulations covering industrial safety.

2.3.2.3 Regional Variations

There are several levels of regional authorities in Russia and each of these administrations has its own legislature and executive with varying powers to determine local regulatory requirements and permitting procedures; republics, such as the Republic of Sakha (Yakutia), tend to have the greatest level of autonomy. In general, regional legislation parallels that of the Federal government but detailed permitting procedures and environmental taxation may differ slightly.

2.3.3 Polyus Corporate Approach to EHS and Community Issues

Polyus acknowledges the importance of EHS and community issues and understands the link between safety and productivity. Unlike many other Russian mining companies, Polyus does not have a centralised EHS capability; the management of EHS issues is wholly delegated to each operation. However, the approach to EHS management at each subsidiary is similar, being focussed on the maintenance of the required licences and permits, regulatory compliance and the minimisation of environmental taxes.

The Polyus strategic action plan up to 2010 provides for development and implementation of an integrated programme for environmental, health and safety management. It is Polyus' stated objective to incorporate recognised quality standards, including environmental management systems in accordance with ISO 14001:1996, throughout the company's operations. However, more time is required before this initiative can be implemented to any significant extent at a local level.

In addition to the welfare of its employees, Polyus' action plan also provides for a significant programme of investment in support of the local and regional communities in its areas of operation, both directly and through taxation.

2.3.4 Micon Approach to Risks and Liabilities

Micon has assessed the risks and liabilities associated with the current and/or proposed operations. In this context, Micon defines the risks as being one of:

- Low (i.e. the risk is no greater than that normally associated with mining operations of a similar size and type worldwide).
- Moderate (i.e. the risk is considered greater than that normally associated with such operations but is manageable with the application of good practice without unduly constraining the operations).
- High (i.e. the risk may not be manageable without unduly constraining the operations and may, therefore, impose a technical or financial constraint that could significantly change future production and/or cash flows).

Micon defines liabilities as financial burdens arising from EHS and community issues in order to meet regulatory or other requirements and which should be considered in any projections of future production and/or cash flow.

3.0 OLYMPIADA

3.1 INTRODUCTION

3.1.1 Location

The Olympiada orebody and mine complex is located at Yeruda in the Severo-Yeniseysk administrative district, Krasnoyarsk Territory, 540 km north of the capital city of Krasnoyarsk. The town and district centre of Severo-Yeniseysk is located 60 km by road north of Yeruda. The satellite orebodies of Olenye and Titimukhta lie 4 km to the west and 9 km to the northwest of Yeruda, respectively. The locations and features of the area are shown in Figure 3.1.

Severo-Yeniseysk also serves other mining operations in the area. The other principal land uses in the area are forestry and small scale agricultural activities developed around local settlements. Polyus supports a settlement and social infrastructure at Yeruda for its own employees, most of who are shift workers.

Access is by regular scheduled air service from Krasnoyarsk to Severo-Yeniseysk and by all weather gravel road and ferry crossing at Lesosibirsk on the Yenisey River, 340 km south of Yeruda. Polyus' supply base is located at Lesosibirsk, which is the rail head for the line from Krasnoyarsk.

The topography of the area consists of rolling hills with a thin cover of soils, low swampy areas and gravel-filled valleys. The relief in the area is of the order of 300 m to a maximum of 1,100 m above sea level; the elevation of the mine area is 700 m. Vegetation is coniferous forest typical of the Boreal zone. No major watercourses cross the mines sites; a series of small streams drain the area, ultimately forming tributaries to the Yenisey River 200 km to the east.

The climate is severe continental with long cold winters and short warm summers. The average annual temperature is –3°C, with winter minimum below –50°C and summer maximum above +30°C. Annual precipitation averages 500 mm, with snow cover of up to 2 m between October and June. Permafrost is absent in the project area but the ground freezes in winter to a depth of up to 2 m, depending on the snow cover.

3.1.2 Overview

The Olympiada mine complex at Yeruda comprises two open pits, two processing plants, a third plant currently under construction, a tailings storage facility, several waste rock storage sites, administration and support facilities, and a settlement.

Mining commenced in 1985 with the oxide ore being transported to a toll processing plant located in Severo-Yeniseysk for gold recovery. Toll processing continued until 1996, when a cyanide leaching plant was commissioned at Yeruda with a design capacity of 1 Mt/a. A second plant for processing the refractory primary sulphide ore with flotation, bio-oxidation and cyanide leaching was commissioned in 2001 with a design capacity of 3 Mt/a.

Figure 3.1: Severo-Yeniseysk Area Location Map


N
Severo-Yeniseysk
Blagodatnoe
Titimukhta
Olenye
Yeruda
Olympiada
Bryanka
Yeniseysk
Lesosibirsk
Rasdolinsk
Koku
Kokuskoe deposit
Strelka
KRASNOYARSK
Mineral Deposit
Regional Center
Town / Settlement
Paved Road
Railway
25 0 25 50
Km

Polyus is currently implementing its major Olympiada Phase 3 expansion project. The project includes: expansion of the existing pits; construction of a third plant for processing refractory sulphide ore with a design capacity of 5 Mt/a; reconstruction of the existing plants; and associated infrastructure. Sufficient sulphide ore remains in the Olympiada orebody to sustain production for both of the sulphide plants at their total design capacity of 8 Mt/a until 2022.

The current reserves of oxide ore are sufficient to sustain production until early 2007, after which all the oxide ore will have been depleted from the Olympiada orebody. Feed for the first plant will then be derived from Olenye and Titimukhta, the former oxide ore and the latter free-milling sulphide ore.

The Olenye and Titimukhta deposits will be exploited by open pit mining. Feasibility studies completed in 2004 form the basis for project development and exploitation. The majority of the initial preparatory work for the small Olenye pit has been completed and mining is expected to commence in the latter part of 2006. Processing will take place during 2007 and 2008. Initial ore mining and processing are scheduled to commence at Titimukhta in late 2008 and continue over a project life of seven years.

Exploration at Titimukhta is currently ongoing and there is a reasonable expectation that reserves will increase. This work is anticipated to be completed by late 2006 when the updated resource will be submitted for appraisal by the GKZ.

3.2 MINERAL RESOURCES

3.2.1 Olympiada

3.2.1.1 Geology

The Olympiada gold deposit, the smaller scale Tyradinskoe deposit, and the Chirimbinskoe and Innokentievskoe gold prospects are all hosted by calcareous-carbonaceous horizons that occur within a sequence of relatively homogeneous micaceous quartz schists. Gold mineralisation is both lithologically and structurally controlled, being localised in the hinges of folds that have been affected by large scale faulting and the emplacement of granitic intrusions.

The Olympiada gold deposit is comprised of four main mineralised zones: Ore Zones 1, 2 and 3 form the Western orebody and Ore Zone 4 forms the Eastern orebody. Ore Zone 4 is the most significant and contains about 90% of the total mineral reserve at Olympiada. The geology of the Olympiada deposit is presented in Figure 3.2.

Ore Zone 4 occurs in the hinge of a vertically plunging anticline. The geometry of the mineralised zone in plan view is saddle shaped with asymmetric flanks that trend westward following the fold limbs. Dimensions of the mineralised zone are 240 m by 140 m near surface, increasing with depth to a maximum of 360 m by 500 m. Mineralisation extends 300 m to 500 m along the limbs of the fold. Oxide mineralisation is found within thick linear zones of weathering related to the tectonic zones and extends to a depth of 400 m in Orebody 4.

Figure 3.2: Geology of the Olympiada Gold Deposit


N
0.5
0
0.5
1
km

Ore Zones 1, 2 and 3 occur approximately 500 m west of Ore Zone 4 and form a mineralised zone that is cut by a series of small scale faults. The mineralised zone forms a complex saddle shape striking and plunging eastwards within the hinges of two recumbent folds. The length of the mineralised zone along strike is approximately 1 km to 2 km and is split into the three separate mineralised zones by small scale faults. Displacement along the faults is minimal and is mostly vertical. A perspective of the Olympiada deposit is presented in Figure 3.3.

Gold mineralisation forms two distinct mineralogical and metallurgical types; oxide ore and primary low sulphide, arsenic-antimony ore. Oxide mineralisation extends to a depth of more than 150 m below surface and varies from soft brown limonite-goethite to siliceous schistose rock with cavities remnant of sulphide minerals. Primary mineralisation is represented by micaceous and carbonaceous quartz-carbonate metasomatites. Sulphide mineralisation is present as sparse veinlets and disseminations.

Gold mineralisation occurs in native form however, 95% of the gold is encapsulated in other minerals rendering the mineralisation refractory. The distribution of gold is estimated as follows: 35% occurs in arsenopyrite, 40% in quartz, 15% in pyrite and 5% in stibnite. The bulk of gold particles are less than 10 μm and coarse gold particles are rare.

Figure 3.3: Perspective of the Olympiada Gold Deposit


WEST
EAST
1100 m
1150 m

3.2.1.2 Exploration

An extensive amount of exploration and prospecting work has been conducted on the property dating back to 1975. The work included geological mapping, surface trenching and pitting and core drilling. The initial prospecting work was completed between 1975 and 1977. Boreholes were drilled on 100 m spaced lines with holes spaced 100 m along the lines.

The Eastern orebody was fully defined by subsequent drilling programmes between 1977 and 1983. Boreholes varied in depth from 60 m to 732 m. Deep exploration boreholes were drilled to examine the structure and possibility of deep mineralisation. Most of the exploration of the Western orebodies was completed between 1980 and 1985. Mineralisation was traced to depths of 350 m to 400 m.

Some small scale underground workings were excavated between 1981 and 1985 to study the morphology and internal structure of the mineralised zone, and to acquire material for mineralogical and metallurgical test work. Twinned boreholes were drilled on a 25 m by 25 m grid over a portion of the oxide ore in Orebody 4 to verify that the borehole spacing was adequate for the categorisation of reserves.

3.2.1.3 Mineral Reserve Estimation

Oxide and primary mineralisation was modelled separately. Oxide mineral reserves of the Eastern orebody were calculated and approved by the GKZ in 1983. Primary mineral reserves of the Eastern orebody and oxide mineral reserves of the Western orebody were approved in 1992. Mineral reserves were calculated using the GKZ prescribed sectional method.

Due to the complex shape of the Western orebodies both horizontal and vertical sections were used to calculate the mineral reserves. Separate blocks were made for oxide and primary mineralisation in each of the mineralised zones of the Western orebody. Mineral reserve blocks were outlined using a 1.5 g/t Au cut-off grade in both primary and oxide mineralisation. The minimum thickness of mineralisation included was 6.0 m and the maximum interval of internal waste included in borehole composites was 8.0 m.

Oxide mineral reserves of Orebody 4 were calculated using horizontal level plans spaced 40 m apart and primary mineral reserves were calculated using horizontal level plans at 60 m intervals. The cut-off grade used in the calculation of oxide mineral reserves was 1.5 g/t Au and the minimum economic interval included in the calculation was 5.0 m. The maximum amount of internal dilution allowed was 10 m. Primary mineral reserves were calculated using a 1.0 g/t Au cut-off grade. The minimum borehole length for an economic interval was 8.0 m and the maximum length of internal dilution was 15 m. Extrapolation of the mineralisation on the horizontal level plans beyond the last section of boreholes was no more than half the distance between holes.

The volume of a mineral reserve block was calculated by multiplying by the area of a block as projected onto a horizontal or vertical plane by the average thickness of the mineralised zone. An ore capacity factor was applied to the volume of each block of the Eastern orebody in order to reduce the volume of mineralisation and generate a more conservative estimate of the contained mineral reserves. An ore capacity factor of 0.9 was originally applied to the volume of each block. A further volume reduction factor was applied to each primary mineral reserve block to account for uncertainty related to the internal structure of the primary mineralisation. This additional factor applied varied as it was based upon the location of the block within the mineralised zone. The average ore capacity factor of the entire mineralised zone was 0.81.

Gold grade top-cutting was applied on a block by block basis to reserve blocks of both the Eastern and Western orebodies. The average grade for each block was calculated as the length weighted average of borehole intercepts used to define the block. Top-cutting was accomplished by calculating the total accumulation, defined as grade multiplied by thickness, for each borehole intercept in the block. Where single assay intervals represented more than 20% of the total accumulation the assay was reduced to the grade equivalent of 20% of accumulation. The weighted average grade of the block was then recalculated.

For the final reserve calculations an additional factor was applied to further reduce the average grade of blocks and to create a more conservative estimate. A factor of 0.9 was applied to the average grade of blocks in Orebody 4, and a factor of 0.95 was applied to the average grade of blocks in Orebodies 1, 2 and 3.

The mineral reserve blocks were categorised based upon the spacing of boreholes that were used to calculate the grade. Portions of the oxide mineralisation in Orebody 4 that were drilled at intervals of 50 m by 50 m were assigned to category B. Mineralisation of the Eastern orebody that was drilled at a spacing of 100 m by 50 m was categorised as C_1 mineral reserves. Mineralisation of the Western orebody that was drilled at intervals ranging from 100 m to 50 m by 50 m was classified as C_1 mineral reserves.

Eastern orebody mineral reserves between the 150 m and 50 m levels were classified as C_2. All oxide mineral reserves in the Western orebody were assigned to the C_2 category. Similarly, the primary ores of Orebody 3 were classified as C_2 due to the very complex shape of the mineralisation.

The GKZ approved mineral reserves for the Olympiada mine are presented in Table 3.1.

Table 3.1: Olympiada Mineral Reserves at 1st January 2006

Category	Balance Mineral Reserves			Off-Balance		
	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Oxide						
B	773	17.8	13,729			
C_1	964	15.9	15,319			
C_2	133	4.3	573	121	4.8	580
Primary						
C_1	60,531	4.0	243,555			
C_2	23,611	3.2	76,348	37,044	3.1	113,460
$B+C_1$	62,268	4.4	272,603			
$B+C_1+C_2$	86,012	4.1	349,524	37,165	3.1	114,040
Primary Stockpile	13,069	3.6	46,967			

3.2.1.4 Mineral Resource Statement

Mineral resources of the Olympiada gold deposit as presented herein are slightly modified from those presented in the Micon 2006 Mineral Reserve Audit. In re-classifying GKZ approved mineral reserves Micon used the terms and followed the guidelines of the JORC Code. For re-classification Micon considers GKZ B category mineral reserves to be the equivalent of JORC Code Measured mineral resources. GKZ C_1 mineral reserves are considered to be equivalent to Indicated mineral resources. In general GKZ C_2 mineral reserves are considered to be equivalent to JORC Code Inferred mineral resources.

Due to the mining reconciliation data available for Olympiada some C_1 mineral reserves immediately below the active mining area were considered to be Measured mineral resources and some C_2 mineral reserves within the pit boundary were upgraded to the Indicated category. In addition material contained in the sulphide ore stockpile was classified as Measured mineral resource. Gold mineral resources were estimated using a gold cut-off grade of 1 g/t Au. Olympiada mineral resources are presented in Table 3.2.

Mineral resources of Table 3.2 include mineral resources that have been converted to ore reserves in Table 3.7 in Section 3.3.2.1.

Table 3.2: Olympiada Mineral Resources at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Oxide			
Measured	1,870	15.8	29,621
Inferred	121	4.8	580
Primary			
Measured	17,434	3.9	67,777
Indicated	79,777	3.7	299,093
Inferred	37,044	3.1	113,460
Total			
Measured	19,304	5.0	97,398
Indicated	79,777	3.7	299,093
Measured + Indicated	99,081	4.0	396,491
Inferred	37,165	3.1	114,040

3.2.2 Olenye

3.2.2.1 Geology

The Olenye deposit lies 5 km west of the main Olympiada deposit. The mineralisation is found in the same quartz-carbonate-metasomatite and micaceous black schist units that occur at Olympiada. The deposit lies on the northern flank of the Innokentevskaya antiform, which is the same structure that hosts the Olympiada Western orebodies. The geology of the Olenye deposit is presented in Figure 3.4.

Gold mineralisation at Olenye is hosted within a quartz-carbonate-metasomatite unit and coincides with a narrow quartzite lens that dips eastwards at 40° to 50°. Quartzite and carbonaceous layers are interbedded with metasomatite. Tungsten minerals scheelite and wolframite occur in carbonaceous beds, possibly due to the close proximity to the granite intrusion. The mineral deposit is elongated up to 600 m and is typically 20 m thick near surface but narrows as it plunges to a maximum depth of 85 m. A cross section of the Olenye deposit is presented in Figure 3.5.

Gold at Olenye occurs largely as native gold and is spatially association with disseminated pyrite and arsenopyrite. Gold forms very fine particles of 3 µm to 40 µm. Gold grades range to 25 g/t Au, however the average grade of the deposit is 7 g/t Au.

3.2.2.2 Exploration

The Olenye deposit was initially explored as a tungsten prospect following its discovery in 1952. Exploration was abandoned in 1955 following a negative commercial assessment. Interest in the prospect was renewed in 1964 when the gold potential of the deposit was recognised. Specific exploration work during the period 1975 to 1977 delineated the gold-tungsten mineralisation and recommended exploration on the periphery of the deposit and at depth to determine the full extent of the mineralisation. Detailed work conducted between 1980 and 1984 demonstrated that the potential for the development of additional gold resources on the property was limited.

Micon International Co Limited | mineral industry consultants

Figure 3.4: Geology and Exploration Plan of the Olenye Deposit


N
50
0
50
100
Meters

Figure 3.5: Cross Section of the Olenye Deposit



97100
97150
97200
97250
97300
NW
SE
п-п
канава 90
скв-4
скв-5
скв-3
750
700
650
600
45.0
130.5
150.0

Polyus evaluated the Olenye deposit between 1999 and 2003 and produced a commercial assessment of the prospect in 2004. Trenching and drilling were used to fully define the mineral reserve. Boreholes were spaced on a grid ranging from 25 m by 50 m in the core of the deposit to 100 m by 100 m towards the margins. A reserve study was submitted to the TKZ, the Territorial Commission for Reserves of Krasnoyarsk Krai in 2004.

3.2.2.3 Mineral Reserve Estimation

Olenye mineral reserves were approved by the TKZ, in April 2004. Mineral reserves were defined by 14 surface trenches and a total of 28 boreholes. Reserve calculations were based on vertical cross sections following the Russian method. Cross sections were created every 50 m along strike and mineralised zones were defined on each section using a gold cut-off grade of 1 g/t Au. The mineralised zones were based upon a minimum mineralised borehole interval of 5 m and a maximum of 5 m of internal waste dilution.

The volume of a mineral reserve block was calculated as the average area of two adjacent mineralised sections times the distance between sections. To calculate the gold grade of mineral reserve blocks the length weighted average of mineralised intervals on each drill section was calculated. Block gold grades were then calculated by weighting the average grade of adjacent sections by the area of mineralisation on the each section. The average grade was reduced using the assay top-cut method described for the Olympiada deposit.

Mineral reserve blocks were classified based upon the spacing of the boreholes that defined the blocks. Blocks defined by borehole spacing of 50 m by 50 m or less were assigned to the C_1 category. Where the borehole spacing was 50 m by 100 m blocks were assigned to the C_2 category. No A or B category mineral reserves were defined.

The TKZ approved mineral reserves for the Olenye deposit are presented in Table 3.3.

Table 3.3: Olenye Mineral Reserves at 1st January 2006

Category	Balance Mineral Reserves		
	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
C_1	419	7.4	3,120
C_2	679	6.9	4,658
C_1+C_2	1,097	7.1	7,778

3.2.2.4 Mineral Resource Statement

The mineral resources of the Olenye deposit are based upon the TKZ mineral reserves estimated in 2005. These were estimated using a gold cut-off grade of 1 g/t Au. Mineral resources classified following the terms and guidelines of the JORC Code are presented in Table 3.4.

Table 3.4: Olenye Mineral Resources at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Indicated	419	7.4	3,120
Inferred	679	6.9	4,658

Mineral resources of Table 3.4 include mineral resources that have been converted to ore reserves in Table 3.8 in Section 3.3.2.2.

3.2.3 Titimukhta

3.2.3.1 Geology

The Titimukhta deposit is hosted within a sequence of relatively homogenous quartz-biotite schists. Black shale, similar to those found in the Olympiada deposit, lie to the east and granite gneisses lie to the west and northwest of the deposit. The shape of the mineralisation at Titimukhta is controlled by the black shale and granite along with flanking faults to the east and west. The stratigraphy dips steeply to nearly vertically toward the east.

The deposit area is underlain by a zone of intense faulting with major northwest-southeast trending faults running through the northern side of the deposit. Host rocks are characterised by very high silica content and the mineralisation is infused by narrow quartz veinlets. A few large quartz veins up to 1.5 m wide cross-cut the mineralised zone on surface. The geology of the Titimukhta deposit is presented in Figure 3.6.

Figure 3.6: Geology and Exploration Plan of the Titimukhta Deposit


N
Meters

Gold mineralisation extends to a depth of 500 m and recent drilling shows that mineralisation remains consistent at depth. The mineralisation occurs as stacked elongated zones that dip eastwards at between 30° and 50°, cross-cutting the stratigraphy. The average gold grade in the Titimukhta deposit is 4.3 g/t Au. A cross section of the deposit is presented in Figure 3.7.

Gold occurs largely as disseminated fine particles of free gold in both quartz veinlets and the host rocks. No visible gold has been identified. Sulphide mineralisation in the form of pyrite and pyrrhotite is present in small quantities but there is no correlation between gold and sulphide mineralisation. Arsenopyrite mineralisation is apparently absent. Only very limited weathering of bedrock has occurred at Titimukhta and oxide mineralisation is not present in significant quantities.

Figure 3.7: Cross Section of the Titimukhta Deposit


West
East
600 m
500 m
400 m
300 m
200 m
100 m
Meters

3.2.3.2 Exploration

The Titimukhta deposit was originally discovered in 1989 during the Severnaya expedition, when the black shale similar to the host rocks at Olympiada was discovered. Between 1989 and 1996 geological exploration work including geological mapping, 3,900 m of drilling in 59 holes and test-pitting was completed by the Severnaya expedition. The deposit was explored on east-west trending section lines spaced 50 m apart along strike and drilling was conducted at 50 m intervals along the lines. The technological properties of the mineralisation were investigated at the Irgiredmet Institute utilising a 40,000 t bulk sample taken from test pits.

Polyus acquired the deposit in 2003, and continued exploration work throughout 2005 and 2006. To date 65 holes have been drilled to improve the density of boreholes along sections lines to 25 m. Further holes are planned to reduce the grid to a pattern of 25 m by 25 m. Shallow structural holes were also drilled to improve the geological mapping and trace the large scale fault zones.

3.2.3.3 Mineral Reserve Estimation

Mineral reserves were estimated in 2001 based upon the exploration work performed between 1989 and 1996. The GKZ prescribed method was used to calculate mineral reserves. Calculations were based on assay data from 57 boreholes.

Parallel vertical sections were created at 50 m intervals along strike. Mineralised zones were outlined on each vertical section using the mineralised portion of boreholes. Mineral reserve block volumes were calculated by multiplying the average mineralised area on adjacent sections by the distance between sections. The mineralised zones were defined using a gold cut-off grade of 1.2 g/t Au (TKZ Protocol 526 dated 16.10.2001). The minimum mineralised interval included was 3 m and the maximum waste dilution interval included was 5 m.

The gold grade of mineral reserve blocks was calculated as follows: the length weighted average of mineralised intervals on each section was calculated; the average grade of the section was weighted by the area of the section to calculate the average grade of the block. Block grades were reduced using the assay top-cut method described for the Olympiada deposit. The average grade within a mineral reserve block was required to be at least 2.3 g/t Au for the block to be included in the balance mineral reserves. A block with grade less than 2.3 g/t Au was considered marginal or off-balance.

The TKZ classified all of the mineral reserves at Titimukhta as C_2 category. Mineral reserves for the Titimukhta deposit are presented in Table 3.5.

Table 3.5: Titimukhta Mineral Reserves at 1st January 2006

Category	Balance Mineral Reserves			Off-Balance		
	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
C_2	8,214	4.2	34,278	1,150	5.2	5,927

3.2.3.4 Mineral Resource Statement

Mineral resources of the Titimukhta deposit are based upon the 2001 TKZ approved mineral reserves. However, recent exploration work has demonstrated that the gold mineralisation is continuous within the existing TKZ blocks and sufficient confidence in the interpretation has been developed to report the mineral reserves as Indicated mineral resources as defined by the JORC Code.

Titimukhta mineral resources, defined using a cut-off grade of 1.2 g/t Au, are presented in Table 3.6.

Table 3.6: Titimukhta Mineral Resources at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Indicated	8,214	4.2	34,278
Inferred	1,150	5.2	5,927

Mineral resources of Table 3.6 include mineral resources that have been converted to ore reserves in Table 3.9 in Section 3.3.2.3.

3.3 MINING

3.3.1 Mine Design

3.3.1.1 Olympiada

The Olympiada mine comprises two open pits, the East Pit and the West Pit, both of which are exploited using conventional excavator and truck techniques. Operations are currently focussed on the East Pit, which is the main source of ore production. The East Pit is currently in Phase 2 of a three-stage development and expansion programme from 3 Mt/a of ore to 5 Mt/a of ore through a phased push-back of the pit walls. Phase 3 will involve further push-back and deepening of the open pit to a final depth of 650 m.

During Phases 2 and 3, there will be a requirement to supplement and replace the currently almost depleted oxide ore reserve in the East Pit through the development of satellite deposits at Olenye and Titimukhta as a source of ore for Plant No. 1. Although the West Pit has been partially developed, it is not scheduled to be operational until 2014. The West Pit will be developed to a final depth of 280 m.

Appropriate criteria for wall slopes, benches, berms, haul ramps and blast pattern are currently utilised and incorporated into the Phase 2 and 3 expansion pit design. The criteria are in accordance with Russian regulations and appropriate allowance has been made for the geotechnical conditions. Appropriate waste dump design criteria and tipping procedures are being used.

Although mining has historically exploited both high-grade oxide and lower-grade sulphide ore, the deposit geometry has required greater volumes of sulphide ore to be mined to achieve the planned oxide ore requirement for Plant No. 1. This excess production, coupled with the initial storing of sulphide ore before the commissioning of Plant No. 2, has resulted in the accumulation of a sulphide ore stockpile of 13 Mt with a grade of 3.6 g/t Au.

3.3.1.2 Olenye and Titimukhta

The Olenye and Titimukhta deposits will each be exploited by a single open pit, employing conventional excavator and truck techniques.

Appropriate criteria for wall slopes, benches, berms, haul ramps and blast pattern have been utilised for the each pit design. The criteria are in accordance with Russian regulations and appropriate allowance has been made for the expected varying degree of weathering.

3.3.2 Ore Reserves

3.3.2.1 Olympiada

The ore reserves of the Olympiada gold deposit are based upon the Micon International 2006 Mineral Reserve Audit. GKZ approved mineral reserves for the Eastern and Western orebodies were adjusted for dilution and ore losses following GKZ instructions to generate operational reserves. Operational reserves were reviewed and reclassified following the guidelines of the JORC Code.

In the Eastern orebody, dilution and losses were calculated for oxide and sulphide ore. Dilution was calculated to be 19% in oxide ore and 14% in sulphide ore, and losses were calculated to be 4% in oxide ore and 3% in sulphide ore. Dilution was calculated to be 2.3% and losses were calculated to be 1.7% for the Western orebody.

Ore reserves, classified using the terms and guidelines of the JORC Code, are presented in Table 3.7.

Table 3.7: Olympiada Ore Reserves at 1st January 2006

Category	Oxide			Sulphide			Total		
	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Proved in situ	1,531	17.1	26,239	4,383	4.6	20,274	5,914	7.9	46,513
Probable in situ				86,983	3.6	312,318	86,983	3.6	312,318
Proved Stockpiles				13,069	3.6	46,967	13,069	3.6	46,967
Proved+Probable	1,531	17.1	26,239	97,925	3.7	359,544	105,966	3.9	405,798

3.3.2.2 Olenye

Olenye ore reserves have been derived from the mineral reserves and are adjusted for dilution and ore losses. Mining losses and dilution factors have been estimated using accepted procedures to be 2.1% and 16.8% respectively.

Ore reserves, classified following the terms and guidelines of the JORC Code, are presented in Table 3.8.

Table 3.8: Olenye Ore Reserves at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Probable	479	6.4	3,074

3.3.2.3 Titimukhta

Titimukhta ore reserves have been derived from the mineral reserves described in Section 3.2, and adjusted for dilution and ore losses. Mining losses and dilution factors have been estimated using approved methods to be 3.1% and 12.6% respectively.

The ore reserve classified using the terms and guidelines of the JORC Code, are presented in Table 3.9.

Table 3.9: Titimukhta Ore Reserves at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Probable	8,962	3.7	33,427

3.3.3 Production

3.3.3.1 Olympiada

Production data for 2002 to 2005 and the plan for 2006 are summarised in Table 3.10.

Table 3.10: Olympiada Mine Production

Year	2002 Actual	2003 Actual	2004 Actual	2005 Actual	2006 Plan
Total Volume (k m^3)	16,455	18,764	22,700	23,610	25,600
Oxide Ore (kt)	1,366	1,710	1,824	1,631	1,430
Oxide Ore Grade (g/t Au)	11.6	11.1	10.9	8.6	14.3
Sulphide Ore (kt)	3,757	4,074	3,385	3,562	5,318
Sulphide Ore Grade (g/t Au)	3.7	3.9	4.6	3.3	3.6
Total Ore (kt)	5,123	5,784	5,209	5,193	6,748
Total (g/t Au)	5.8	6.0	6.8	5.0	6.9
Contained Gold (kg)	29,747	34,870	35,453	25,781	39,594
Stripping Ratio	3.2	3.6	4.4	4.6	3.8

As noted in Section 3.3.1.1, mine ore production exceeded the plant throughput, the excess being stockpiled. Over the period 2002 to 2005 the sulphide stockpile increased from 10.7 Mt with a grade of 3.5 g/t Au to 13.0 Mt with a grade of 3.6 g/t Au at 1st January 2006.

The Olympiada feasibility study proposes an 18 year life from 2005, with a total of 120.5 Mt of ore mined at an average diluted grade of 3.7 g/t Au and a total gold content of 443.2 t. The planned production schedule for the period 2007 to 2010 is summarised in Table 3.11.

The schedule demonstrates the depletion of oxide ore reserves within the open pit in 2007 and a significant reduction in sulphide ore production in 2007, 2008 and 2009 whilst the East Pit is cut back to enable the deepening, resulting in very high stripping ratios. During this period large volumes of stockpile sulphide ore will be hauled to the plant for processing as well as additional feed material being sourced from the Olenye deposit. The schedule calls for the ore stockpile to reduce from 13 Mt at a grade of 3.6 g/t Au in 2006 to 2.6 Mt at a grade of 4.2 g/t Au by 2009.

Table 3.11: Olympiada Mine Production Schedule

Year	2007	2008	2009	2010
Total Volume (k m^3)	29,900	30,000	30,000	30,000
Oxide Ore (kt)	464			
Oxide Ore Grade (g/t Au)	16.1			
Sulphide Ore (kt)	1,920	980	3,790	8,340
Sulphide Ore Grade (g/t Au)	3.4	3.2	2.4	2.9
Total Ore (kt)	2,384	980	3,790	8,340
Total (g/t Au)	5.9	3.2	2.4	2.9
Contained Gold (kg)	13,998	3,136	9,906	24,186
Stripping Ratio	12.5	30.6	7.9	3.6

By 2010, the Olympiada mine is scheduled to produce at the combined Plant 2 and 3 design capacity of 8 Mt/a of sulphide ore, albeit at a lower gold grade than historically realised. The total volume of material (ore and waste) is scheduled to increase from 25.6 Mm^3 in 2006 to 30.0 Mm^3 a year by 2008 and beyond.

3.3.3.2 Olenye

The Olenye deposit will support only a two year mining operation. During this period a total of 1.97 Mm^3 will be mined, including 1.16 Mt of ore with an average grade of 6.1 g/t Au and a gold content of 7,007 kg. The average stripping ratio is projected to be 1.3 m^3/t of ore.

3.3.3.3 Titimukhta

The Titimukhta deposit will support a seven year mining life. During this period a total of 9.33 Mt of ore will be produced with an average grade of 3.8 g/t Au and a gold content of 35,346 kg.

The scheduled annual volume of material (ore and waste) is 6.4 Mm^3 million from Year 1, reducing to 6.0 Mm^3 in Year 6 and 1.6 Mm^3 in Year 7 as the mine becomes depleted. Over the same period the annual ore production rate is 1.4 Mt/a. The average stripping ratio over the mine life decreases from 6.0 m^3/t of ore to 2.2 m^3/t with an average of 3.9 m^3/t.

3.3.4 Operations

3.3.4.1 Olympiada

The Olympiada mine operates with two eleven hour shifts per day for 365 days per year. Currently, 1,425 persons are employed in the mining operations. Micon considers this level of manning to be more than adequate for the planned level of production.

The mine utilises an eclectic fleet of Russian and Western mining equipment supplied by a variety of different manufacturers, consisting of: Russian and Ingersoll Rand blast hole drills; ten Russian 10 m^3 bucket capacity electric rope shovels, supplemented by a mixed fleet of five Russian 5 m^3 bucket capacity electric rope shovels, three Komatsu, one Caterpillar and one Leibherr excavators; and a large mixed fleet of Belaz, Caterpillar 90 t, Komatsu 85 t and Terex 130 t haul trucks.

The majority of open pit production is hauled to the stockpile or waste dumps by the Caterpillar, Komatsu and Terex fleet whilst the smaller Russian excavators and Belaz trucks are utilised on the run-of-mine (ROM) stockpiles, transporting ore to the plants, which are unable to accept the larger haul trucks. The large bulldozer fleet comprises a mix of Russian and Komatsu units. Various mining support equipment are also available.

The 2005 feasibility study has forecast the additional equipment requirements for the expanded production over the life of the project. Micon considers the projected equipment inventory to be more than adequate to meet the scheduled ore and waste production.

The general level of housekeeping within the mine was observed to be fair to good and the mine site was generally well organised and the equipment well maintained. The apparent excess of mining equipment and high level of manning could facilitate improved efficiencies in the expanded operation with potential for reduced costs.

A systematic programme of grade control using production drill hole sample assays is employed to define the location of the contacts of the ore and waste. The assays are plotted to create bench plans for use in operational control. Ore is delivered from the open pit to stockpiles for subsequent re-handling and delivery to the process plant. In addition to balancing mine and plant production, the stockpiles are used for blending of the feed to the plant for grade control. In addition to gold grade, control of arsenic and antimony are also important for optimum operation of the bio-oxidation process used for processing the sulphide ore.

3.3.4.2 Olenye

The Olenye mining operation will be undertaken with two eleven hour shifts per day for 365 days per year. Labour requirements will be met by the already trained and experienced workforce available from Olympiada and little addition training will be necessary. Ore will be delivered from the open pit to the stockpiles at Olympiada for re-handling, delivery and processing at Plant No.1.

The mine will utilise a fleet of primarily Russian equipment of types currently operated at Olympiada mine, consisting of: blasthole drills; two $5m^3$ bucket capacity electric rope shovels; and 13 Belaz 30 t and 40 t haul trucks. A small fleet of Russian and Komatsu bulldozers will operate on the waste dump and within the open pit. Various other ancillary support equipment and machines will be available at Olenye or from Olympiada. Micon considers the proposed equipment to be adequate to meet the scheduled ore and waste production.

Grade control procedures will be the same as those used at Olympiada.

3.3.4.3 Titimukhta

The Titimukhta mining operation will be undertaken with two eleven hour shifts per day for 365 days per year. Some labour requirements will be met by the already trained and experienced workforce available from Olympiada. Ore will be delivered from the open pit to the stockpiles at Olympiada for re-handling, delivery and processing at Plant No.1.

The mine will utilise a fleet of primarily Russian mining equipment of types currently operated at Olympiada, consisting of: blast holes drills: two 10 m^3 bucket capacity and two 5 m^3 bucket capacity electric rope shovels; and up to 21 Belaz haul trucks. Two Komatsu and four Russian bulldozers will operate on the waste dump and within the open pit. Various other ancillary support equipment and machines will be available at Titimukhta or from Olympiada. Micon considers the proposed equipment to be adequate to meet the scheduled ore and waste production.

Grade control procedures will be the same as those used at Olympiada.

3.3.5 Outlook

The Olympiada mine Phase 2 development is ongoing and is on schedule. Phase 2 will overlap with Phase 3 mine development.

Ore production from Olenye is scheduled in 2006 and 2007 for processing in 2007 and 2008. Some initial preparatory work is currently being undertaken; the first blast had been taken at the time of Micon's visit, although there had not been any ore production.

Titimukhta ore mining and processing are now scheduled to commence in 2008, subsequent to more detailed studies.

Micon has used the revised Olympiada production schedule for its cash flow forecast and valuation.

3.4 PROCESSING

3.4.1 Process Design

Extensive metallurgical investigations of the main Olympiada and satellite orebodies have been conducted since the mid-1980s by the Russian institutes TsNIGRI and Irgiredmet and in 1995 by Gencor in South Africa. Polyus has continued these investigations at the mine and, since 2004, at its research and development centre in Krasnoyarsk. The culmination of this work has been the development of bio-oxidation for the processing of the refractory primary sulphide ore. The large scale implementation of bio-oxidation under the climatic and geographical conditions experienced in the Severo-Yeniseysk region is unique.

Currently, Olympiada oxide and primary ores are processed in two separate plants, Plant 1 and Plant 2, respectively. A third primary ore plant, Plant 3, which is part of the Olympiada Phase 3 expansion, is under construction and is scheduled to commence operation in June 2007. Polyus indicated that the metallurgical characteristics of the Olympiada primary ore will not alter significantly as the pit develops. However, test work has shown that Olenye oxide ore and Titimukhta primary ore, whilst free milling, are lower grade, harder and have lower gold recovery than Olympiada oxide ore, which they will replace as feed to Plant 1.

Plant 1 was commissioned in August 1996 with a nominal capacity of 1 Mt/a; the actual ore processed has been progressively increased to in excess of 1.7 Mt/a. The Olympiada oxide ore is soft and is amenable to direct cyanide leaching after grinding to finer than 85% passing 74 µm. Historical gold recovery has been 96.5% to 97% from ore grades of 9.5 g/t Au to 12 g/t Au. Planned gold recovery for Olenye and Titimukhta ores is 90% and planned ore throughput for Titimukhta is 1.4 Mt/a.

Plant 2 was commissioned in October 2001 with a nominal capacity of 3 Mt/a; actual ore processed exceeded 2.9 Mt/a in 2005. The hard sulphide ore is refractory, the gold being finely disseminated in the sulphides, principally arsenopyrite; gold extraction by direct cyanide leaching is less than 5%. Previous test work indicated the potential for recovering up to 90% of the gold by grinding to finer than 85% passing 74 µm, gravity and flotation processing and bio-oxidation and cyanide leaching of the combined concentrate. This is essentially the Plant 2 flow sheet, but without gravity processing and with additional direct cyanide leaching of the flotation tailing. The design gold recovery of 82% is now being achieved and is forecast to remain at this level.

Following Russian practice, both Plants 1 and 2 utilise resin-in-pulp (RIP) for absorption of gold after leaching rather than carbon-in-pulp (CIP) and particularly carbon-in-leach (CIL), as are generally used worldwide. Also following Russian practice, leach tailings are treated with calcium hypochlorite for cyanide destruction, before discharge to the tailings storage facility.

Polyus has continued its investigations and optimisation of Plant 2 operation and performance. This work has primarily focussed on:

- Improved ore grade control, particularly of arsenic and antimony.
- Bio-oxidation process optimisation.
- Cyanide leaching and absorption process optimisation, including pre-oxidation and CIP.
- Dewatering of the various intermediate products.
- Gravity scavenging of leach tailings and intensive cyanide leaching of the gravity concentrate.

Plant 3 has a design capacity of 5 Mt/a. Although it has essentially the same flow sheet as Plant 2, the results of the various investigations and operating experience with Plant 2 have been incorporated into its design. Other main design criteria are: feed rate, 634 t per line hour utilisation, 90%; overall power consumption, 42 kWh/t; and gold recovery 88%.

As well as additional ore grinding, flotation and bio-oxidation facilities, a new hydrometallurgical (cyanide leaching and absorption) facility will also receive the bio-oxidation product from Plant 2 as well as Plant 3. The hydrometallurgical facility will use CIP rather than RIP and will also incorporate leach and flotation tailings gravity scavenging and intensive cyanide leaching of the gravity concentrate. However, the existing Plant 2 hydrometallurgical facility will be retained for the leaching of Plant 2 flotation tailing, as this plant is expected to treat mixed oxide and primary ores in the future. Appropriate design criteria have been used for equipment selection and sizing.

3.4.2 Process Description

3.4.2.1 Plant 1

Oxide ROM ore is hauled to Plant 1 from the mine stockpile in 30 t trucks, which are weighed before tipping. The ore is ground in two parallel lines consisting of a semi-autogenous (SAG) mill and one (line 1) or two (line 2) ball mills in closed circuit with screw classifiers and hydrocyclones. Additional grinding equipment will be required to accommodate the harder Titimukhta ore.

After thickening, the ground ore is subjected to cyanide leaching followed by RIP absorption in three parallel lines of eight columns. The gold is stripped from the loaded resin, after washing and acid treatment, using thiourea. The stripped resin is returned to the last absorption column after further acid and alkali regeneration. The dissolved gold is recovered from the strip solution by electrowinning onto steel cathodes, which are smelted to doré bars assaying 99% Au and 0.1% Ag. The bars are sent by secure road and air transport to the refinery in Krasnoyarsk.

The leach tailings are thickened, detoxified using calcium hypochlorite and discharged to the storage facility. Thickener overflows are recycled as process water.

3.4.2.2 Plant 2

Sulphide ROM ore is hauled from the pit stockpile in 30 t trucks, which are weighed before tipping to a primary impact crusher. The primary crushed ore is conveyed to a small covered stockpile, which has approximately six hours capacity, from where it is conveyed to the grinding circuit.

The primary crushed ore is ground in a single line consisting of a SAG mill and a ball mill in closed circuit with hydrocyclones. The ground ore passes to the bulk sulphide rougher/scavenger flotation circuit consisting of seven tank cells. The rougher concentrate is cleaned twice and the scavenger concentrate is recirculated to the rougher feed. The flotation tailing is thickened in three thickeners.

The second cleaner flotation concentrate is pumped to storage thickeners prior to being fed with a strain of thiobacillus bacteria and nutrients to five lines of six reactors for bio-oxidation of the sulphides. The discharged pulp is dewatered with pressure filters, re-pulped with process water and neutralised by mixing with a portion of the carbonate-rich, thickened flotation tailings and milk of lime prior to leaching.

Cyanide leaching and RIP take place in two stages of columns in six parallel lines. The neutralised bio-oxidation product is processed in the first stage. The first stage leach tailing passes together with the balance of the flotation tailing not used for neutralisation, to the second stage. Gold recovery, resin regeneration and tailing treatment are as described for Plant 1.

3.4.2.3 Plant 3

Plant 3 is scheduled to be commissioned in 2007. The following is a description of the planned operation of Plant 3. ROM ore is hauled from the pit stockpile in 90 t trucks, which are weighed before tipping to a jaw crusher. The primary crushed ore is conveyed to a small covered stockpile, from where it conveyed to the grinding circuit.

The primary crushed ore is ground in a single line consisting of a SAG mill in closed circuit with a cone crusher and two ball mills in closed circuit with hydrocyclones. The ground ore passes to the bulk sulphide rougher/scavenger flotation circuit consisting of two parallel lines of seven tank cells. The rougher concentrate is cleaned twice and the scavenger concentrate is recirculated to the rougher feed. The flotation tailing is thickened in two high-rate thickeners.

The second cleaner flotation concentrate is pumped via a thickener to a surge tank or via a pressure filter to a ground surge stockpile prior to being fed with a strain of thiobacillus bacteria and nutrients to six lines of three stirred reactors for bio-oxidation of the sulphides in two stages. The discharged pulp is dewatered with pressure filters, re-pulped with process water and neutralised with of milk of lime and treated with oxygen in three stirred tanks prior to leaching with sodium cyanide and CIL absorption of the dissolved gold. The CIL circuit consists of a train of eleven stirred tanks. The loaded carbon is removed from the first tank, the gold is stripped from the carbon, recovered by electrowinning and smelted to doré bars. The spent carbon is regenerated in furnaces and returned to the final tank of the leach train.

Gold bearing sulphides are scavenged from the leach tailing using a centrifugal gravity separator. The gravity concentrate is reground with a ball mill in closed circuit with hydrocyclones. After regrinding, the gravity concentrate is subjected to an intensive cyanide leach in a train of six stirred reactors, using a high cyanide concentration, oxygen addition and an extended residence time. The intensive leach tailing is returned to the head of the main leach circuit.

The gravity tailing is dewatered using a pressure filter and the cake is stockpiled for potential further processing. Two carbon columns are used to scavenge the filtrate and the loaded carbon passes to the stripping and recovery section. The barren solution is discharged to the tailings storage facility after cyanide destruction using sulphur dioxide and air and neutralisation with milk of lime.

Gold is also scavenged from the flotation tailings using six centrifugal gravity concentrators. The concentrate is cleaned in two further concentrators before joining the gravity concentrate regrind and intensive leach circuit. The concentrator tailings are discharged to the storage facility.

3.4.3 Production

3.4.3.1 Plant 1

Plant 1 actual production data for 2002 to 2005 and six months to June 2006 and plan for 2006 are summarised in Table 3.12.

Table 3.12: Olympiada Plant 1 Production

Year	2002 Actual	2003 Actual	2004 Actual	2005 Actual	2006 Plan	2006 (H1) Actual
Ore Processed (kt)	1,624.7	1,666.4	1,713	1,711	1,460	754.2
Ore Grade (g/t Au)	11.45	11.21	10.36	9.73	11.9	12.10
Gold Recovery (%)	96.9	96.9	96.9	97.1	94.4	96.7
Gold Produced in Bullion (kg)	17,405	18,349	17,280	16,204	16,401	8,411

In 2005 the average ore feed rate was 104.8 t per line hour, line utilisation was 95.3% and overall power consumption was 19.4 kWh/t of ore.

3.4.3.2 Plant 2

Plant 2 actual production for 2002 to 2005 and six months to June 2006 and plan for 2006 are summarised in Table 3.13.

Table 3.13: Olympiada Plant 2 Production

Year	2002 Actual	2003 Actual	2004 Actual	2005 Actual	2006 Plan	2006 (H1) Actual
Ore Processed (kt)	2,623.7	2,808.0	2,538.4	2,911.2	3,000.0	1,402.9
Ore Grade (g/t Au)	3.99	3.80	4.26	3.96	3.50	3.53
Gold Recovery (%)	76.9	77.9	80.2	80.7	82.0	82.1
Gold Produced in Bullion (kg)	7,696	7,721	8,065	9,102	8,610	4,043

The progressive increase in gold recovery reflects the ongoing process optimisation programme.

In 2005 the average ore feed rate was 388.2 t per line hour, line utilisation was 85.6% and overall power consumption was 42.6 kWh/t of ore.

3.4.4 Other Facilities

3.4.4.1 Materials and Other Services

Storage facilities for consumables and reagent mixing facilities were expanded as part of Plant 2. Further expansion and improvements are scheduled as part of the Phase 3 launch complex.

The majority of the consumables are of Russian origin, although Polyus is evaluating alternative supply of certain reagents from Korea and China with some quality and cost advantage.

Limestone is quarried at Tyrada, 25 km from Yeruda. The limestone is crushed and calcined in four 15 t/d and two 30 t/d square shaft kilns. A new jaw crusher and two additional 30 t/d shaft kilns will be installed as part of the Phase 3 launch complex. Milk of lime is produced in a conventional grinding facility, which will also be improved.

- The hydrometallurgical facility was 20% complete. The building and heating installation were near completion and equipment installation will continue during the winter.

The Phase 3 launch complex, including the above main facilities, is scheduled for completion and commissioning in June 2007. The scheduled ramp up of ore processed and gold recovery is as follows: 1.5 Mt and 82% in 2007; 4.4 Mt and 82% in 2008; and 5 Mt and 88% in 2009.

Micon has used the above schedule and criteria for its valuation.

3.5 INFRASTRUCTURE

3.5.1 Utilities

The current power demand of 32 MW to 34 MW, depending on the season, is supplied via two 110 kV lines from the regional grid. The Phase 3 expansion will create an additional power demand of the same order. After analysis of various supply options, including the construction of an additional 220 kV line from Razdolinsk, Polyus has opted to expand the existing coal-burning, steam-raising capacity, to install three 6 MW steam turbines and to construct a new facility with three 6 MW diesel generator sets.

This combined option is based on the expanded heating requirements for the Yeruda facilities, low sulphur and low ash coal from Polyus' Kokuskoe operation located 35 km southeast of Motygino on the Angara River and an oil producing facility 320 km east of Yeruda, developed by Rosneft. Polyus has established logistics for transport of coal 400 km from Motygino via the Yenisey River to its Nasimovo base and a 150 km winter road to Yeruda. Oil will be transported by winter road.

As part of the Phase 3 expansion, Polyus is in the process of upgrading the Yeruda power distribution, water intake pump station, sewage treatment and steam heat distribution facilities.

3.5.2 Services

Support infrastructure and services are provided by the following departments:

- Transport.
- Power.
- Road.
- Engineering.
- Social.
- Research and Design.

Transport services include general and passenger road transport; ferries; and river transport. The majority of the transport is owned and maintained, although hire transport is also used, particularly for the longer river routes. The transhipment bases at Lesosibirsk, Nasimovo and Bryanka are fully supported and their facilities will be expanded as part of the Phase 3 programme.

There is a well established logistics operation for the supply of materials and personnel for its Olympiada operations. Rail and road transhipment is primarily from the Lesosibirsk railhead and base, located on the west bank of the Yenisey River, 340 km south of Yeruda. Materials are ferried across the Yenisey or barged to the Nasimovo base located 200 km to the north of Lesosibirsk on the east bank of the Yenisey and to the Bryanka base 200 km up the Bolshoy Pit River from the Yenisey. Onward transport to Yeruda is by an all-season road from the Lesosibirsk crossing via Bryanka and a winter road from Nasimovo, which is scheduled for upgrading for all-season use. The Yenisey crossing is over the ice during the winter; material stocks are established at the bases for the spring and autumn periods and coal and oil are stockpiled at Nasimovo during the summer for transport to Yeruda during the winter.

Power services include: power supply and distribution; steam generation and heating; oxygen and nitrogen generation; electrical and instrumentation installation, calibration and repairs; and communications.

Road services include: road construction and maintenance; and manufacture and supply of aggregate, gravel and sand.

Engineering and construction services include civil, mechanical and electrical capital construction, installation and repairs.

A significant social infrastructure has been established by Polyus at Yeruda and to a lesser extent at Severo-Yeniseysk. At Yeruda this includes: hostel accommodation for shift and construction employees, with canteen, laundry, medical and leisure facilities; apartment and housing for senior management and their families, with leisure facilities, shop and a school; and bakery, dairy and meat processing facilities. Additional dormitories and new food processing facilities were installed in 2005 as part of the Phase 3 expansion. Polyus is a major contributor to the costs of the public hospital, school and other facilities in Severo-Yeniseysk

The Polyus group research and design services are located in Krasnoyarsk. A modern and well equipped technical research facility was opened in 2004 and includes the following sections: geotechnical; chemical analysis; mineralogical analysis; mineral processing; and hydrometallurgical processing. The group engineering design and project management functions are also based in Krasnoyarsk.

Transport services include general and passenger road transport; ferries; and river transport. The majority of the transport is owned and maintained, although hire transport is also used, particularly for the longer river routes. The transhipment bases at Lesosibirsk, Nasimovo and Bryanka are fully supported and their facilities will be expanded as part of the Phase 3 programme.

There is a well established logistics operation for the supply of materials and personnel for its Olympiada operations. Rail and road transhipment is primarily from the Lesosibirsk railhead and base, located on the west bank of the Yenisey River, 340 km south of Yeruda. Materials are ferried across the Yenisey or barged to the Nasimovo base located 200 km to the north of Lesosibirsk on the east bank of the Yenisey and to the Bryanka base 200 km up the Bolshoy Pit River from the Yenisey. Onward transport to Yeruda is by an all-season road from the Lesosibirsk crossing via Bryanka and a winter road from Nasimovo, which is scheduled for upgrading for all-season use. The Yenisey crossing is over the ice during the winter; material stocks are established at the bases for the spring and autumn periods and coal and oil are stockpiled at Nasimovo during the summer for transport to Yeruda during the winter.

Power services include: power supply and distribution; steam generation and heating; oxygen and nitrogen generation; electrical and instrumentation installation, calibration and repairs; and communications.

Road services include: road construction and maintenance; and manufacture and supply of aggregate, gravel and sand.

Engineering and construction services include civil, mechanical and electrical capital construction, installation and repairs.

A significant social infrastructure has been established by Polyus at Yeruda and to a lesser extent at Severo-Yeniseysk. At Yeruda this includes: hostel accommodation for shift and construction employees, with canteen, laundry, medical and leisure facilities; apartment and housing for senior management and their families, with leisure facilities, shop and a school; and bakery, dairy and meat processing facilities. Additional dormitories and new food processing facilities were installed in 2005 as part of the Phase 3 expansion. Polyus is a major contributor to the costs of the public hospital, school and other facilities in Severo-Yeniseysk

The Polyus group research and design services are located in Krasnoyarsk. A modern and well equipped technical research facility was opened in 2004 and includes the following sections: geotechnical; chemical analysis; mineralogical analysis; mineral processing; and hydrometallurgical processing. The group engineering design and project management functions are also based in Krasnoyarsk.

3.6 ENVIRONMENT, HEALTH AND SAFETY

3.6.1 Environmental Issues

3.6.1.1 Potential Impacts and Risks

The Olympiada operation is of modern design and is located in an area of low environmental and social sensitivity. Nevertheless, certain environmental and social issues continue to require careful management.

The mine intends to use all pumped mine water in processing; whilst this is feasible in the short term, in the long term there will be a requirement to discharge excess water from the tailings facility. Currently, the discharge of tailings into the facility is treated to remove cyanide to less than 2 mg/l; although a further reduction in cyanide concentration can be expected in the retained water due to natural processes, the water will not be suitable for discharge without further treatment. Polyus has acknowledged this inevitability and has commissioned a project to design an appropriate treatment facility, which is likely to be based on the internationally accepted INCO technology, but no technical details or cost estimates are yet available.

The current tailings facility does not have sufficient void space to accommodate all planned tailings production. A further raise to the tailings facility is feasible but this will require the re-location of some buildings that would be within the footprint of the enlarged facility (or their protection by a second dam wall).

There is no indication that the waste rock and overburden currently deposited on site is giving rise to contaminated run-off or seepage. Nevertheless, it cannot be assumed that this situation will continue as the pit deepens into primary ore, thus additional investigation and analysis will be required to support future waste rock disposal options.

The licence conditions include a requirement for the complete rehabilitation of the site after cessation of operations and its restoration to forestry. In accordance with current Russian practice, Polyus intends to commission a separate design project for these works at the appropriate time, although preliminary estimates of the work involved have been developed. These preliminary estimates confirm that, given the area of the site and the nature of the constructions, the final closure and rehabilitation will be a significant undertaking.

In accordance with the licence conditions, Polyus maintains a comprehensive programme of social support in the region. This programme, which includes support for educational institutes, cultural organisations and charities, will need to be maintained throughout the life of the mine.

Despite these considerations, Micon considers the overall risk associated with environmental and social considerations at Olympiada to be low.

3.6.1.2 Management

Environmental management at Olympiada is the shared responsibility of two individuals, both of whom report directly to the Chief Engineer:

- A Mine Ecologist, who is responsible for licensing and permitting, the control and monitoring of water discharges and waste disposal, supervision of environmental taxation payments and reporting to the MNR and the local administration.
- A Sanitary Protection Engineer, who is responsible for the control and monitoring of air quality, noise and vibration.

Olympiada's environmental management is designed to satisfy regulatory requirements and is wholly reactive to requests from the regulatory authorities. The environmental control and monitoring programmes are developed on site and approved by the regulatory authorities. Monitoring records are submitted to the authorities with little in-house interpretation, primarily as the basis for calculating environmental taxes.

3.6.1.3 Compliance Status

The mining licence for Olympiada was issued to Polyus in May 2000 and is valid until 2022. Supplementary licences for the dewatering of the East Pit and the development of Kokuskoe coal deposit have also been obtained. The agreements accompanying the licences set out a series of standard conditions that Polyus must comply with, including:

- A general requirement that Polyus participate in the general socio-economic development of the region.
- A requirement that Polyus rehabilitate the entire site, including the process plant and associated infrastructure, to its original land use.

A supplementary agreement with the Forestry Authority allowed for clearing of forest lands and also reiterates the requirement to restore the site lands to forestry after cessation of mining.

The original design for the current Olympiada operation received the approval of the SEE in September 2001; subsequent SEE approval was obtained for the Olenye open pit (in 2004), the development of the Kokuskoe coal mine to supply the Olympiada boilers (in 2004), the expansion of the tailings facility (in 2005) and the proposed 8 Mt/a expansion project (in 2006).

Olympiada also has the following environmental licences and permits in place:

- Licence for water use at Olympiada, including a right to discharge water pumped from the open pit into the local streams subject to compliance with specified discharge standards; this licence is valid until 2008, after which time the operation must adopt a zero discharge policy with all pumped mine water being used in the process plant.
- Licence for water use at Kokuskoe coal operation, including a right to discharge water pumped from the open pit into the local streams subject to compliance with specified discharge standards; this licence requires construction of a water treatment facility (essentially a settling pond for suspended solids removal) by July 2006.

- Licence for hazardous wastes storage and disposal, which specifies the type and quantity of different categories of waste that can be produced and identifies appropriate disposal options.
- Permits for atmospheric emissions from stationary and mobile plant for the Olympiada mine and plant and the Olenye open pit.

Micon has reviewed these licences and permits, together with the corresponding monitoring data, and notes that:

- Monitoring data do not indicate any significant breaches of conditions.
- Adoption of a zero discharge policy for pumped mine water is considered feasible.
- The water treatment facility required for Kokuskoe had not yet been constructed although this was scheduled for later in 2006 (failure to fulfil this condition by the date specified in the licence is unlikely to be considered significant by the regulatory authorities).

3.6.1.4 Financial Liabilities

Expenditure on environmental controls and management has increased from US$0.02 million in 2002 to a planned expenditure of US$3.04 million in 2006. These costs include capital costs for the construction of new water management facilities and are in line with production and construction activities.

Over the period 2000 to 2005, the social programme has cost an average of US$2.36 million per annum.

At the end of 2005, Polyus estimated that the total of closure and rehabilitation to current Russian standards (excluding redundancy payments) would be of the order of US$36 million. Micon considers this to be an overestimate and would not expect the total cost of closure and rehabilitation to exceed US$25 million.

3.6.2 Health and Safety

3.6.2.1 Management

Polyus maintains a health and safety management system in accordance with current Russian practice and regulatory requirements. A comprehensive programme for monitoring the working environment is in place. This programme, which is approved by the regulatory authorities, includes monitoring of air quality, light, humidity, temperature and noise.

3.6.2.2 Compliance Status

Recordable accidents at Olympiada and Kokuskoe combined for 2001 to 2005 have varied between zero and five (light) and zero and one (serious). There have been no fatalities since operations started. Micon considers that the rate of recorded accidents is low by Russian standards.

Monitoring records indicate that there have been no significant breaches of the statutory limits for potentially hazardous substances or noise. There have been no recorded cases of industrial diseases.

The Olympiada operation is of modern design and is operated according to current Russian good practice. Nevertheless, certain health and safety issues continue to require careful management. Although the development and implementation of the health and safety management system is undertaken rigorously by Polyus, some systemic weaknesses are evident at Olympiada. Consequently, Micon considers that the risks associated with current standards of health and safety to be moderate.

3.6.2.3 Financial Liabilities

All costs associated with health and safety management are internalised in operating costs. Micon has identified no additional liabilities.

3.7 COSTS

3.7.1 Operating Costs

Olympiada actual unit operating costs per cubic metre of total volume mined for 2005 and first quarter costs of 2006 and plan for first quarter 2006 are summarised in Table 3.14.

Table 3.14: Olympiada Mine Unit Operating Costs

Element	Unit Operating Cost (US$/m^3 total mined)		
	2005 Actual	2006 (Q1) Plan	2006 (Q1) Actual
Labour	0.25	0.36	0.27
Materials	0.41	0.55	0.44
Ore Haulage	1.32	1.97	1.84
Equipment Operation	0.24	0.22	0.30
Power	0.05	0.07	0.06
Total Direct	2.27	3.17	2.90
General	0.37	0.44	0.41
Total	2.64	3.61	3.31

Mine operating cost increased by 25.4% between 2005 and the first quarter of 2006, albeit less than was planned. There were increases in all the elements.

Plants 1 and 2 actual unit operating costs per tonne of ore processed for 2003 to 2005 and the first quarter 2006 and the plan for 2006 are summarised in Tables 3.15 and 3.16.

Table 3.15: Olympiada Plant 1 Unit Operating Costs

Element	Unit Operating Cost (US$/t ore)				
	2003 Actual	2004 Actual	2005 Actual	2006 Plan	2006 (Q1) Actual
Labour	1.35	1.01	1.06	1.11	1.12
Materials	2.61	2.87	3.51	3.94	3.88
Maintenance	0.45	1.02	1.17	1.52	2.46
Power	0.41	0.40	0.45	0.57	0.60
Total Direct	4.82	5.30	6.19	7.14	8.06
General	0.70	1.27	1.23	2.29	1.50
Total	5.52	6.57	7.42	9.43	9.56

Table 3.16: Olympiada Plant 2 Unit Operating Costs

Element	Unit Operating Cost (US$/t ore)				
	2003 Actual	2004 Actual	2005 Actual	2006 Plan	2006 (Q1) Actual
Labour	1.00	1.54	1.13	0.89	1.46
Materials	3.04	6.24	6.63	7.82	7.10
Maintenance	0.81	1.24	2.06	2.76	3.57
Power	0.85	1.06	1.19	1.47	1.66
Total Direct	5.70	10.08	11.01	12.94	13.79
General	1.19	1.34	1.59	1.85	1.68
Total	6.89	11.42	12.60	14.80	15.47

Plant 1 and 2 unit operating costs increased by 28.8% and 22.8% respectively between 2005 and the first quarter of 2006 and more than planned. There were increases in all the elements.

The feasibility study forecast unit costs per total volume mined for the first year of full production for Phase 3 Olympiada East Pit, Olympiada West Pit, Olenye and Titimukhta are US\$2.59/m^3, US\$1.42/m^3, US\$3.38/m^3 and US\$2.21/m^3, respectively. Polyus' current plan for Olympiada East Pit is US\$3.34/m^3, an increase of 28.5% over the feasibility study estimate, which is reasonable.

Polyus' current plan unit costs for Plants 2 and 3 are US$15.58/t and US$15.84/t of ore processed, respectively, which appear reasonable.

Based on its review of the feasibility study estimates for the Olympiada Phase 3 expansion and the Olenye and Titimukhta open pit operations, current Polyus forecasts and actual operating cost trends, Micon has used the nominal unit costs presented in Table 3.17 for its valuation:

Table 3.17: Olympiada Forecast Unit Operating Costs

Area	Unit Cost
Olympiada East Pit (US$/m^3 total mined)	3.34
Olympiada West Pit (US$/m^3 total mined)	1.95
Olenye Mining (US$/m^3 total mined)	4.34
Titimukhta Mining (US$/m^3 total mined)	2.84
Olympiada Ore Transport (US$/t ore processed)	0.55
Olenye Ore Transport (US$/t ore processed)	1.85
Titimukhta Ore Transport (US$/t ore processed)	2.78
Plant 1 (US$/t ore processed)	9.56
Plant 2 (US$/t ore processed)	15.58
Plant 3 (US$/t ore processed)	15.84

All the forecast unit costs are on a first quarter 2006 basis; mining unit costs are for the first full production year. Olympiada West Pit and Titimukhta appear low, although this reflects the shallower pits and shorter haul distances compared to the East Pit; however, both also show significant increases in unit cost over the life of the mine.

Actual general and administration cost was US$17.35 million in 2004, US$32.25 million in 2005 and US$7.55 million in the first quarter of 2006. The current Polyus plan is US$28.64 million, which Micon has used for its valuation.

For its valuation, Micon has calculated royalty from the gross value of gold recovered, environmental taxes from net revenue and assets tax from net book value using the appropriate rates.

3.7.2 Capital Costs

Polyus' forecast for the Phase 3 expansion capital cost as at 1st January 2006 is summarised in Table 3.18.

Table 3.18: Olympiada Phase 3 Expansion Forecast Capital Cost

Area	Capital Cost (US$ million)				
	01/01/06 Actual	2006 Forecast	2007 Forecast	2008 Forecast	Total Forecast
Phase 3 Expansion (US$ million)					
Plant 2 Maintenance/Plant 3 Construction	37.960	86.60	42.31	20.79	187.65
East Pit Expansion	17.23	24.85	12.89	15.85	70.82
Auxiliary Facilities	6.23	7.87	21.61	0.56	36.27
Mine Transport			7.41	3.63	11.04
Social Facilities	10.17		0.53		10.71
Total Phase 3 Expansion	71.59	119.32	84.75	40.83	316.48
Satellite Pit Development (US$ million)					
Olenye Pit Development			0.93		0.93
Titimukhta Pit Development			0.37	26.81	19.41
Total			1.30	26.81	20.34
Total Capital Cost (US$ million)	71.59	119.32	86.05	67.64	336.82

The Phase 3 actual expenditure to 1st January 2006 was 18.9% less than the feasibility study forecast. However, the forecast to complete is 30.1% more, resulting in the forecast total cost being 14.5% higher than the feasibility study. Micon has used the 1st January 2006 forecast for its valuation.

Polyus' 1st January 2006 forecasts for development of the Olenye and Titimukhta open pits are US$0.79 million (2007) and US$39.49 million (2007 to 2009), respectively. These forecasts are 18.2% and 28.6% more than the respective feasibility study estimates. Micon has used the current forecasts for its valuation.

Polyus has estimated the cost for closure and rehabilitation to be US$37 million. Micon considers this to be an overestimate and has used US$25 million for its valuation.

4.0 BLAGODATNOE

4.1 INTRODUCTION

4.1.1 Location

The Blagodatnoe gold project is located in the Severo-Yeniseysk administrative district, Krasnoyarsk Territory, approximately 600 km north of the territory capital city of Krasnoyarsk. The project is located 25 km north of the Olympiada mine at Yeruda and 35 km south of the town and district centre of Severo-Yeniseysk. Access to Yeruda and Severo-Yeniseysk is by all-weather gravel road. The locations and features of the area are shown in Figure 3.1.

The physiography and socio-economic aspects of the area are generally as for Olympiada (see Section 3.1). The relief and maximum elevation of the mine area are 110 m and 560 m above mean sea level, respectively. Several creeks and rivers occupy the gravel filled valleys in the deposit area, the southwest flowing Yenashimo River being the largest and requiring diversion before commencement of mining. Placer gold deposits in the area were previously worked.

4.1.2 Overview

Exploration on the Blagodatnoe deposit was completed in 2004; a 2005 feasibility study forms the basis for project development and future exploitation. The deposit will be exploited by open pit mining from two pits. The ore is free milling and will be processed in a gravity, flotation and cyanide leach plant with a design capacity of 6 Mt/a, which will be constructed nearby. Although some additional infrastructure will be required at the site, significant use will be made of the expanded Olympiada infrastructure described in Section 3.

A revised implementation schedule for the Blagodatnoe project was approved by the Polyus board in June 2006. Further studies have commenced for final Board and State approvals in the second quarter of 2007. These studies include condemnation drilling for waste dump design; Yenashimo River diversion; process design and engineering; and definitive cost estimates. Construction work is scheduled to commence in the second quarter of 2007, mine development in 2009 and ore production and processing in the first quarter of 2010.

4.2 MINERAL RESOURCES

4.2.1 Geology

Gold mineralisation at Blagodatnoe is hosted by schist and quartzite units of the Proterozoic Gorbelok suite. The gold deposits occur as two distinct lenticular zones that are connected along strike by low-grade mineralisation. They are referred to as the Northwest and Southeast orebodies. The mineralised zones dip parallel to the host stratigraphy and extend for 3 km and 6 km along strike and vary in width from 100 m to 200 m. At surface, the Northwest orebody forms a topographical high and the Southeast orebody occurs in a valley. The Northwest orebody extends down dip for some 400 m to 475 m. The Southeast orebody extends to approximately 510 m to 530 m.

The plan and cross section are presented in Figures 4.1 and 4.2, respectively.

Figure 4.1: Geology of the Blagodatnoe Deposit


N
100
0
100
200
Meters

Gold mineralisation occurs within units containing disseminated sulphides and porphyroblasts of pyrite and less frequently in zones of intense kaolinite alteration. The internal structure of the mineralised zones is characterised by irregular alternation of mineralised and unmineralised layers. The most abundant sulphide minerals include pyrrhotite, arsenopyrite and pyrite with minor chalcopyrite and marcasite. Gold grade demonstrates a strong correlation with arsenopyrite and gold forms as fine free particles and thin films. The Blagodatnoe deposit has more native gold than other deposits in the Olympiada region. Gold grades can range up to 63.6 g/t Au but the average grade is 2.4 g/t Au. Typical intercepts of the mineralisation range from 7 m to 68 m in the Northwest orebody and from 6 m to 146 m in the Southeast orebody. Bedrock exhibits only very limited weathering at Blagodatnoe and oxide mineralisation is not present in significant quantities.

Figure 4.2: Cross Section of the Blagodatnoe Deposit


SW
NE
550
500
450
400
350
300
250
200
150
100
50
C-48
C-41
C-42
C-43
C-44
C-49
C-45
Tp 176
50
0
50
100
Meters

4.2.2 Exploration

The Blagodatnoe gold deposits were first discovered in 1966 when the Northwest orebody was mapped on surface. Subsequent exploration between 1973 and 1976 during the Northern Krasnoyarsk Expedition confirmed the presence of mineralisation in the Northwest orebody and consequently continued exploration on the northern and southern zones was recommended to assess the gold potential of the area.

Polyus began exploration on the Blagodatnoe deposits in 2000. The mineralised zones were explored using both surface trenching and diamond drilling. A total of 3.6 km of strike length was explored along section lines spaced 60 m to 100 m apart. Polyus continued exploration in 2001 to 2004 and located the Southeast orebody. The Southeast orebody has subsequently proved to be significantly larger than the Northwest orebody. In addition geophysical surveys demonstrated that sulphide mineralisation extends to more than 1 km depth.

Surface boreholes were drilled along section lines at 30 m to 50 m intervals. At least 149 holes were drilled, totalling 25 km of drilling. In addition to the mineral reserve definition boreholes, 26 deep hydrogeological holes were drilled to explore the structure and geology at depth.

On the Northwest orebody shallow holes were drilled on a regular grid of 5 m by 5 m as part of a test mining exercise, which was used to define the drill hole network criteria for classification of mineral reserves.

4.2.3 Mineral Reserve Estimation

Mineral reserves for the Blagodatnoe deposit were calculated and approved by the GKZ in 2004. The GKZ prescribed sectional method that utilises vertical cross sections at 100 m intervals along the strike of the deposit was used. Mineral reserve block limits were interpreted from drilling data for each vertical section by applying a 1 g/t Au cut-off grade. A minimum economic interval thickness of 10 m was used except in a few instances where the gold grade was high. The maximum amount of internal dilution permitted was 10 m. Mineralised zones were extrapolated 25 m beyond peripheral mineralised borehole intercepts or half the distance between mineralised and waste holes.

Mineral reserve block volumes were calculated using by multiplying the average area of the mineralised zone as outlined on adjacent vertical cross sections by the distance between sections. An ore capacity factor was applied to the volume of each block. This factor was calculated by dividing the sum of the lengths of mineralised intervals by the total length of boreholes within the block. The gold grade of mineral reserve blocks was calculated as the length weighted average of mineralised intervals on adjacent sections weighted again by the cross sectional area of mineralisation on each section. Block grades were reduced using the assay top-cut method described for the Olympiada deposit.

The basis for categorising mineral reserve blocks was the spacing between boreholes. Areas of the Northwest deposit that were drilled at a spacing of 50 m by 30 m were assigned to the B Category. Blocks that were defined by drill holes spaced between 50 m and 70 m by 70 m to 100 m were classified as C_1 mineral reserves. Blocks defined by a network of boreholes at

200 m by 150 m to 230 m were categorised as C_2 reserves. An economic open pit design contour was created as part of the reserve calculation, and off-balance mineral reserves were defined as those that occur beyond the limits of the economic open pit design. GKZ approved mineral reserves for the Blagodatnoe deposit are presented in Table 4.1.

Table 4.1: Blagodatnoe Mineral Reserves at 1st January 2006

Category	Balance			Off-Balance		
	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
B	3,118	2.5	7,649			
C_1	19,499	2.6	51,260			
C_2	79,413	2.4	188,876	94,460	1.4	130,557
$B+C_1+C_2$	102,030	2.4	247,785	94,460	1.4	130,557

The off-balance mineral reserves were estimated using cut-off grades of 0.4 g/t Au and 1.0 g/t Au. This off-balance material comprises 58,980 kt containing 41,999 kg of gold defined using a cut-off grade of 0.4 g/t Au within the pit design and 35,480 kt of material containing 88,558 kg of gold that occurred outside the limits of the open pit design and was defined using a cut-off grade of 1.0 g/t Au.

4.2.4 Mineral Resource Statement

Mineral resources of the Blagodatnoe gold deposit are based upon the Micon 2006 Mineral Reserve Audit. In reclassifying GKZ approved mineral reserves Micon used the terms and followed the guidelines of the JORC Code. For reclassification Micon considers Russian B category mineral reserves to be the equivalent of JORC Code Measured mineral resources and C_1 mineral reserves are considered to be equivalent to Indicated mineral resources. In general C_2 mineral reserves are considered to be equivalent to Inferred mineral resources except that some C_1 and C_2 mineral reserves that occur within the current open pit design are sufficiently well defined by drilling to be considered Indicated mineral resources. C_2 mineral reserves that occurred as off-balance beyond the economic open pit were classified as Inferred mineral resources. Gold mineral resources were estimated using a cut-off grade of 1 g/t Au.

The mineral resources of the Blagodatnoe gold deposit, classified using the terms and following the guidelines of the JORC Code, are presented in Table 4.2.

Table 4.2: Blagodatnoe Mineral Resources at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Measured	3,118	2.5	7,649
Indicated	98,913	2.4	240,136
Measured + Indicated	102,030	2.4	247,785
Inferred	37,490	2.4	89,926

Mineral resources of Table 4.2 include mineral resources that have been converted to ore reserves in Table 4.3 in Section 4.3.2.

4.3 MINING

4.3.1 Mine Design

The Blagodatnoe gold deposit will be exploited by two open pits employing conventional excavator and truck techniques. No. 1 open pit, with a final length of 1 km and a final depth of 225 m will exploit the Northwest deposit. No. 2 open pit, with a final length of 1.9 km and a final depth of 350 m will exploit the Southeast deposit.

No. 2 open pit will intersect the course of the Yenashimo River, which consequently will require diversion. The planned optimum diversion includes a channel length of 3.8 km excavated in the loose soil of the gravel filled valley floor. Further studies are planned before a final design is adopted.

Appropriate criteria for wall slopes, benches, berms, haul ramps and blast pattern have been utilised for the pit design. The criteria are in accordance with Russian regulations and appropriate allowance has been made for the varying degree of weathering. Waste dumps will be constructed on the hanging wall, northeast side of both open pits.

4.3.2 Ore Reserves

Blagodatnoe ore reserves have been derived from the mineral reserves described in Section 4.2 and are fully adjusted for mining dilution and ore losses following GKZ instructions. Dilution factors have been estimated to be 6.9% and 6.6% for open pit No. 1 and No. 2, respectively. Losses have been estimated to be 4.1% for open pit No. 1 and 3.9% for open pit No. 2.

Ore reserves classified using the terms and following the guidelines of the JORC Code, are presented in Table 4.3.

Table 4.3: Blagodatnoe Ore Reserves at 1st January 2006

Orebody	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Northwest Pit No.1			
Proved	3,211	2.5	7,905
Probable	15,754	2.4	38,018
Proved + Probable	18,965	2.4	45,923
Southeast Pit No.2			
Proved			
Probable	86,028	2.4	205,397
Proved + Probable	86,028	2.4	205,397
Total			
Proved	3,211	2.5	7,905
Probable	101,782	2.4	243,415
Proved + Probable	104,993	2.4	251,320

4.3.3 Production

The 2006 Blagodatnoe prefeasibility study proposes a 20 year life, with a total of 105.0 Mt of ore mined at an average diluted grade of 2.4 g/t Au and a total gold content of 251,320 kg. Both pits will operate for the first eleven years, after which No.2 will provide all of the ore.

The design production rate is 6 Mt/a of ore and the average volume of ore plus waste mined is 13.9 Mm^3. The waste stripping ratio varies between 1.3 m^3/t of ore to 4.0 m^3/t, with a life-of-mine (LOM) average of 2.3 m^3/t.

4.3.4 Operations

The Blagodatnoe mine will operate on two eleven hour shifts per day for 365 days per year. The proposed management and labour requirement of 548 is more than adequate and will be met in part from the experienced workforce available at the adjacent Olympiada mine.

The mine will utilise a mixed fleet of Russian and Western production equipment of the types currently operated at Olympiada mine. The proposed fleet includes twelve Russian blast hole drills, seven 10 m^3 bucket capacity Russian electric rope shovels, and 57 Belaz and 44 Caterpillar haul trucks. A mixed fleet of Russian and Komatsu bulldozers will operate on the waste dump and within the open pit. Various other ancillary support equipment and machines will be available. Micon considers the proposed mining equipment requirements are adequate for the scheduled ore and waste production and haulage profiles.

Blasthole sample assays will be used to define ore and waste contacts for grade control. Bench plans will be generated with the assay data and ore zones for exploitation will be outlined.

4.3.4 Outlook

A revised implementation schedule for the Blagodatnoe project was approved by the Polyus Board in June 2006, although the production schedule remains unchanged. Further studies will commence immediately for final Board and State authority project approval in the second quarter of 2007. Construction will commence in the second quarter of 2007, with mine development commencing in 2009 and full waste stripping and ore production in 2010.

Micon has used the revised schedule for its cash flow forecast and valuation.

4.4 PROCESSING

4.4.1 Process Design

Gold is associated with the sulphide mineralisation, particularly arsenopyrite, and grinding to 87% passing 74 µm is required for optimum liberation. However, the ore is free milling and over 60% of the gold is recoverable by gravity processing. Extensive test work was conducted by Polyus on a number of composite core samples and gravity and flotation pilot plant test work was conducted on a bulk sample. Although the grade of the samples was variable, they all responded well to direct cyanide leaching.

A number of process options, all including gravity processing and at production rates of 5 Mt/a and 6 Mt/a of ore, were evaluated by the State design institute Giprotsvetmet using the Polyus test work results. The selected flow sheet and design is for 6 Mt/a and includes the following unit processes: gravity processing to high-grade and intermediate concentrates; flotation of gravity tailing; CIL/electrowinning of the intermediate gravity and flotation concentrates; smelting of the high-grade gravity concentrate and cathode deposits to doré bullion; and separate storage of the flotation and CIL tailings.

The main design criteria are: feed rate, 735 t per line hour; grinding line availability, 93%; overall power consumption, 24.4 kWh/t; and recovery, 88.6%. Appropriate design criteria have been used for equipment selection and sizing.

4.4.2 Process Description

The following description is based on current design specifications. Ore is fed from the ROM stockpile through a grizzly to a jaw crusher that discharges to a stockpile. The primary crushed ore is fed to two parallel grinding and gravity processing lines. Each line consists of a SAG mill in closed circuit with a cone crusher and primary hydrocyclones and a ball mill in closed circuit with secondary hydrocyclones. The primary hydrocyclone underflow gravitates to the SAG mill feed.

The secondary hydrocyclone overflow gravitates to four primary centrifugal gravity separators. The primary separator concentrate is cleaned using two centrifugal gravity separators, the concentrate of which is recleaned using a shaking table. The table concentrate is collected for smelting to doré and the tailing is returned to the secondary separator feed. The tailing (intermediate concentrate) from the secondary separators is pumped to a high-rate thickener prior to cyanide leaching.

The primary separator tailing is pumped to four rougher flotation and scavenger flotation tank cells. Potassium butyl xanthate is used as collector and copper sulphate as activator. The rougher flotation concentrate is cleaned in two stages operating in closed circuit with the previous stage. The second cleaner concentrate is pumped to a high-rate thickener together with the secondary gravity separator intermediate concentrate. The scavenger concentrate is returned to the rougher feed and the scavenger tailing is pumped to a thickener prior to being pumped to the main tailings storage facility. The overflows from both thickeners are returned to the process.

The concentrate thickener underflow is dewatered using two filter presses. The filter cake is re-pulped with recycled leach circuit process water and the pH is adjusted with milk of lime. The pulp is leached with sodium cyanide in a train of nine stirred and aerated reactors. Loaded carbon is removed from the fourth reactor.

The absorbed gold is stripped from the loaded carbon using caustic soda and sodium cyanide at high temperature and pressure. The carbon is returned to the last CIL reactor after regeneration in a kiln. The eluate is pumped to two electrowinning cells, located in a secure area, where the gold is deposited on steel cathodes. The cathode deposits are smelted to doré bullion.

The leach tailing is pumped to two filter presses. The filter cake is treated with calcium hypochlorite in a blender for cyanide destruction prior to being trucked to a dry-stack tailings storage facility. The filtrate is treated with calcium hypochlorite in a reactor for cyanide destruction before being pumped to the main tailings storage facility.

4.4.3 Other Facilities

4.4.3.1 Materials and Other Services

Reagent storage and mixing facilities, stores and workshop facilities are provided for materials and maintenance. Lime will be supplied from the Olympiada facility.

A fully equipped laboratory will be provided adjacent to the plant, equipped with fire assay and atomic absorption for plant, mine grade control and exploration sample analysis.

4.4.3.2 Tailings Storage Facility

The main storage facility will be used for the flotation circuit tailings. It is located in a valley approximately 0.7 km southwest of the plant. The engineered water retaining dam will be constructed from waste rock with an upstream clay lining and will be raised in stages to a maximum height of 98 m.

The dry storage facility will be used for filtered leach tailings. It will be located in a valley approximately 1.5 km to the southeast of the plant. A retaining wall with a maximum height of 2.5 m will be constructed from pit overburden. The storage area will be clay lined.

4.4.5 Outlook

Basic design work is scheduled to commence in the third quarter of 2006. Commencement of construction and equipment purchase is scheduled for the second quarter of 2007 after final Board approval. Plant commissioning is scheduled for the first quarter of 2010.

4.5 INFRASTRUCTURE

The Blagodatnoe project will make full use of the existing Olympiada infrastructure, supplemented as required. In particular, the existing logistics arrangements will be utilised, with expansion of the base facilities at Lesosibirsk and Nazimovo

4.5.1 Utilities

Power at 6 kV will be provided by eight diesel generating sets with a capacity of 32 MW located at the mine. The cost-effectiveness of extending the 220 kV line from Razdolinsk is also under investigation, subject to the availability of grid power generating capacity.

Ground water studies are being finalised, in conjunction with studies on the Yenashimo River.

4.5.2 Services

An extensive vehicle fleet for the transport of materials and personnel will be provided for the project. Vehicle maintenance will be provided primarily by the reconstructed facility at Olympiada, although limited facilities will be available at the mine for immediate requirements.

The forecast 1,650 employees will be accommodated in the Yeruda settlement, where there is provision for a new hostel for 1,000. This arrangement will utilise the spare capacity of the existing expanded Olympiada social infrastructure.

4.6 ENVIRONMENT, HEALTH AND SAFETY

Polyus has not yet completed a full OVOS for the proposed Blagodatnoe operation and the detailed conditions associated with environmental licences and permits are not yet finalised. A preliminary OVOS undertaken in support of the 2006 prefeasibility study did not identify any significant environmental and social risks associated with the development of the site.

The Blagodatnoe operation will be of modern design and is located in an area of low environmental and social sensitivity. The environmental and social issues that will require careful management are essentially similar to those that exist at Olympiada, although the proposed redirection of Yenashimo River may add to the sensitivity of the operation.

Despite these considerations, Micon considers the overall risk associated with the proposed environmental and social considerations at Blagodatnoe to be low.

No details of the financial liabilities that will be associated with environmental and social considerations at Blagodatnoe were available for review by Micon. However, the provisions made by Polyus in its financial model, including US$10.5 million for closure, are reasonable and have been used by Micon in its valuation.

4.7 COSTS

4.7.1 Operating Costs

Direct mine unit costs per cubic metre of total volume mined forecast by the April 2006 prefeasibility study are summarised in Table 4.4.

Table 4.4: Blagodatnoe Mine Unit Operating Cost

Element	Unit Operating Cost (US$/$m^3$ total mined)
Labour	0.36
Materials	0.53
Ore and Waste Transport	0.74
Ore Stockpile	0.14
Power	0.14
Repairs	0.14
Total Direct	2.05

The mine unit costs are for Year 4, the first year at full ore production; the total unit cost varies, but generally increases, in subsequent years as Pit 1 is exhausted and the pits are deepened. The forecast unit cost is less than that for Olympiada, which is deeper but has some economy of scale. The Olympiada forecast of US$3.34/m^3 also includes indirect general costs of US$0.41/m^3, which are not included in the Blagodatnoe forecast.

Direct process unit costs per tonne of ore processed forecast by the April 2006 prefeasibility study are summarised in Table 4.5.

Table 4.5: Blagodatnoe Process Unit Operating Cost

Element	Unit Operating Cost (US$/t ore processed)
Labour	0.95
Materials	1.76
Maintenance	1.56
Power	0.65
Contingency	0.16
Total Direct	5.08

The process costs are the average at full production, as they do not vary significantly over the LOM. The forecast unit cost is significantly less than that for Olympiada Plant 1 of US$9.56/t, albeit there is economy of scale and only concentrates are leached at Blagodatnoe. Also, the Olympiada cost includes general indirect costs of US$1.50/t, which are not included in the Blagodatnoe forecast.

Based on its review of the Olympiada actual operating cost and the current Polyus forecasts, Micon has used the nominal unit costs presented in Table 4.6 for its valuation:

Table 4.6: Blagodatnoe Forecast Unit Operating Costs

Area	Unit Cost
Mine Direct (US$/m^3 total mined)	2.05
Process (US$/t ore processed)	5.08

The forecast unit costs are on a first quarter 2006 basis; mine unit cost is for the first full production year.

The average prefeasibility forecast of annual general and administration cost at full production is US$12.26 million. Micon has used this forecast for its valuation.

4.7.2 Capital Costs

The April 2006 prefeasibility forecast of initial and LOM capital is summarised in Table 4.7.

Micon has used the Polyus prefeasibility forecast for its valuation.

Table 4.7: Blagodatnoe Forecast Capital Cost

Area	US$ million
Initial	
Stripping	5.32
Open Pits	59.31
Plant	70.04
Power	34.95
Services	56.77
EPCM	10.20
Contingency	23.94
Total	260.53
Life of Mine	
Open Pits	29.39
Tailings Storage Facility	6.82
Administration	0.86
Sustaining	66.43
Contingency	3.71
Closure	10.50
Total	117.71
Total Capital Cost	378.24

5.0 ZAPADNOE

5.1 INTRODUCTION

5.1.1 Location

The Zapadnoe mine is located in the northern part of the Bodaybo administrative district, Irkutsk Region. The town and district centre of Bodaybo lies 140 km to the south via all-weather gravel roads that also serve various alluvial mining settlements. The closest and largest settlement is Kropotkin, 14 km from the mine. Bodaybo is located on the Vitim River, which provides seasonal access to the Lena River ports. There is a regular scheduled air service from the regional capital Irkutsk, approximately 900 km to the southwest. Bodaybo is also accessible to the south by a 220 km all-weather, but poor quality, gravel road from Taksimo on the Baikal-Amur railway. The locations and features of the area are shown in Figure 5.1.

Bodaybo is a well established community of approximately 22,000 people, reflecting its long history as the centre for placer gold mining in the area. The numerous outlying settlements are in decline, reflecting the placer mining business. Other than mining and related services, there is little other industry and land use in the area.

The topography of the mine area is a high plateau, with rolling hills and sediment filled river valleys. The relief is approximately 800 m to a maximum elevation of 1,500 m; the mine is located on the side of a hill at an elevation of 970 m. No major surface watercourses cross the site; a series of small streams drain the area, ultimately forming tributaries of the Lena River. The mine site and surrounding area are part of a broad expanse officially designated as forest lands, although natural forest is sparse over much of the area. The climate of the region is severe continental, with long cold winters and short hot summers. The annual average temperature is –7°C with winter minimum below –50°C and summer maximum above +30°C. Permafrost is established over much of the area, with the exception of some river valleys.

5.1.2 Overview

Operations at Zapadnoe commenced in late 2003. The deposit is being exploited by a shallow open pit and the ore is processed in an adjacent gravity and cyanide leach plant. The design capacity and gold recovery of 0.8 Mt/a and 80%, respectively, have not been achieved. Extensive modifications were initiated in 2005 and are due to be completed during the second half of 2006 with the expectation of achieving 0.65 Mt/a and 81%. Other facilities at the mine include mine waste and tailings storage facilities, administration and support services and a settlement for shift workers.

Further exploration to define deep resources and mineralisation along strike towards Sukhoy Log deposit is planned, with the expectation of increasing the resource and facilitating an expansion of mine and plant capacity.

Figure 5.1: Bodaybo Area Location Map


N
Perevoz
Marakan
Zapadnoe
Verninskoe
Kropotkin
Artemovskiy
BODAYBO
Mamakan
R. Vitim
to Taksimo
Alluvial Deposit
Mineral Deposit
Regional Center
Town/settlement
Paved Road
25
0
25
50
Km

The Zapadnoe deposit is located at the western end of Sukhoy Log, the largest undeveloped gold deposit in Russia, and has very similar characteristics. A second operation not owned by LLC LZRK Gold Mining Company (LZRK), Visochayshiy, is located at the eastern end of Sukhoy Log. Polyus clearly appreciates the significance of the Zapadnoe operation and the associated infrastructure in the area for the future auction of Sukhoy Log by the State.

5.2 MINERAL RESOURCES

5.2.1 Geology

The Zapadnoe gold deposit lies within the Marakan-Tungus orefield, approximately 5 km west, along strike of the Sukhoy Log gold deposit. The deposit is formed on the axis of the tight recumbent Marakan-Tungus syncline, within Upper Proterozoic black shale and sandstone units which have been metamorphosed to greenschist facies. The geology of the Zapadnoe deposit is presented in Figure 5.2.

Figure 5.2: Geology of the Zapadnoe Deposit



Gold mineralisation at the Zapadnoe deposit occurs in sub parallel lenses that are inclined 30° to 35° to the northeast. The mineralised zones lie parallel to the stratigraphy and are found on the axis of the fold and also on both the hangingwall and footwall limbs. The mineralised zones are defined by grade and are separated along strike by low-grade mineralised zones. Mineralisation persists along strike for more than 1 km. There are five mineralised zones, the most significant ones being Orebodies I and II. Orebody I occurs on the axis and in the hangingwall of the fold and Orebody II occurs on the footwall. The mineralised zones are currently defined to a depth of 150 m and vary from 3 m to 35 m in thickness. A cross section of the Zapadnoe deposit is presented in Figure 5.3.

Figure 5.3: Cross Section of the Zapadnoe Deposit


South
North
950m
900m
850m
Final Pit Outline
25
0
25
50
Meters

Gold occurs as both disseminations throughout the host rock and within quartz-carbonate-sulphide veins. Quartz veins are typically narrow, ranging in thickness from 2 mm up to 25 mm. Veins are distributed evenly within the host rocks and the sulphide content of the veins is elevated within the higher grade zones. The sulphide mineral content comprises mainly pyrite; however there is rare arsenopyrite, pyrrhotite and sphalerite.

The average gold content of the mineralisation is 2.5 g/t Au although higher grade mineralisation up to 20 g/t Au occurs in the quartz-sulphide veins with coarse pyrite. Gold occurs as coarse gold particles and a high proportion of gold grains are greater than 0.1 mm.

5.2.2 Exploration

Exploration work began on the Zapadnoe deposit in the 1950s with geological mapping, regional geochemical sampling and geophysical surveys. A full exploration programme was conducted on the Zapadnoe deposit between 1980 and 1991 which formed the basis of the mineral reserve estimate. The exploration work completed included geological mapping, trenching and 10,000 m of drilling. Holes were drilled on sections at 50 m intervals along strike and at 50 m intervals along section lines. The grid spacing was increased to 100 m along strike on the western end of the deposit. A total of 167 holes were drilled to depths varying from 20 m to 300 m. Surface trenching was carried out on each of the 50 m to 100 m spaced section lines along strike. Technological analysis of the mineralisation was performed at Irgiredmet utilising 3,000 kg of bulk sample material.

5.2.3 Mineral Reserve Estimation

Mineral reserves were calculated following the GKZ prescribed method of sections. Mineralised zones were outlined on parallel vertical sections spaced at 50 m intervals along strike. A cut-off grade of 1.67 g/t Au was used to outline mineral reserves and a cut-off grade of 1 g/t Au was used to outline off-balance reserves from drilling data. Mineralised zones were traced to a minimum thickness of 3 m and up to 3 m of contiguous internal dilution were permitted. Polygons were drawn to include the mineralised borehole intercepts, and the volume of a mineral reserve block was calculated as the average area of adjacent mineralised sections times the distance between sections.

The gold grade of mineral reserve blocks was calculated as the length weighted average of mineralised intervals on each section weighted again by the area of mineralisation on adjacent sections. Block grades were reduced using the assay top-cut method described for the Olympiada deposit. Mineral reserve blocks were subject to a cut-off grade of 2.36 g/t Au to define balance and off-balance reserves. The mineral reserve blocks for balance reserves were separated into 10 m mining benches for reporting purposes. Current balance reserves extend to the 880 m level, some 80 m below surface.

Mineral reserve classification was determined on the basis of borehole density. No A or B mineral reserves were defined at Zapadnoe. Mineral reserve blocks that were defined by boreholes on a grid of 50 m by 50 m were assigned to the C_1 category. Blocks that were defined by boreholes spaced 100 m by 50 m to 100 m were classified as C_2 category.

The GKZ approved mineral reserves for the Zapadnoe gold mine are presented in Table 5.1.

Table 5.1: Zapadnoe Mineral Reserves at 1st January 2006

Category	Balance Mineral Reserves			Off-Balance		
	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Grade (g/t Au)	Gold (kg)	Gold (kg)
C_1	3,173	3.3	10,458	2,382	2.7	6,408
C_2	257	2.9	753	1,396	3.5	4,882
C_1+C_2	3,430	3.3	11,211	3,778	3.0	11,290
Stockpile						
C_1	260	1.7	442			
C_2	31	2.6	81			

5.2.4 Mineral Resource Statement

Zapadnoe gold deposit mineral resources are based upon GKZ approved mineral reserves that were defined using a cut-off grade of 1.67 g/t Au. Mineral reserves have been reclassified using the terms and following the guidelines of the JORC Code and are presented in Table 5.2.

Mineral resources of Table 5.2 include mineral resources that have been converted to ore reserves in Table 5.3 in Section 5.3.2.

Table 5.2: Zapadnoe Mineral Resources at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Measured	291	1.8	523
Indicated	5,555	3.0	16,866
Measured + Indicated	5,846	3.0	17,389
Inferred	1,653	3.4	5,635

Zapadnoe mineral resources were audited by SRK in 2005. The mineral resources presented in Table 52 reflect the net of a reduction due to mining depletion and an increase resulting from additional drilling.

5.3 MINING

5.3.1 Mine Design

Zapadnoe comprises a single open pit, which utilises conventional drill, blast, excavator loading and truck haulage mining techniques. However, as a result of the moderate dip of the deposit (between 18° and 30°), bulldozers are employed to clean the ore to reduce mining dilution. The open pit will have final dimensions of 1,095 m by 340 m and a maximum depth of 90 m.

Appropriate criteria for wall slopes, benches, berms, haul ramps and blast pattern are being utilised for the pit design. The criteria are in accordance with Russian regulations and appropriate allowance has been made for the varying geotechnical conditions. Waste dumps are located on the site of previous alluvial workings. Appropriate dump design and tipping procedures are being used.

5.3.2 Ore Reserves

Zapadnoe gold mine ore reserves has been derived from the GKZ approved balance mineral reserves described in Section 5.2 and are after adjusted for mining dilution and ore losses. Average mining dilution has been estimated to be 16.8%. Ore losses during exploitation are estimated to average 1.5%.

Ore reserves have been reclassified following the terms and guidelines of the JORC Code and are presented in Table 5.3.

Table 5.3: Zapadnoe Ore Reserves at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Proven			
Probable	4,351	2.8	12,254
Proven + Probable	4,351	2.8	12,254

5.3.3 Production

Although mining operations commenced in 2003, only production data for 2005 and the first half of 2006 were provided by LZRK. This data is summarised in Table 5.4, together with the plan for 2006.

Table 5.4: Zapadnoe Mine Production

	2005 Actual	2006 Plan	2006 (H1) Actual
Total Volume (k m^3)	1,600	1,400	794
Waste (k m^3)	1,392	1,161	428
Ore (kt)	623	615	384
Grade (g/t Au)	1.6	2.1	2.3
Contained Gold (kg)	1,004	1,296	722
Stripping Ratio (m^3/t)	2.5	1.89	1.2

The ore tonnage mined has been in excess of ore processed, due to problems in the plant. The excess mine production has been stockpiled, pending ongoing resolution of these problems.

The mine is scheduled to produce a total of 4.35 Mt of ore at an average grade of 2.8 g/t Au containing 12,254 kg of Au between 2006 and 2012. The production rate of the open pit will be 650,000 t/a. The stripping ratio will decrease as the open pit deepens but this improvement will be offset by increased haulage distances to the process plant and waste dumps.

5.3.4 Operations

The mine operates with two twelve hour shifts for 340 days per year. Currently, up to 90 persons are employed in mining operations.

The mine utilises a mixed fleet of Russian and Western mining equipment supplied by a variety of manufacturers, consisting of: one Russian and two Ingersoll Rand blasthole drills; three Russian electric rope shovels (two 5 m^3 and one 4 m^3); and Belaz 30 t dump trucks. A mixed fleet of Russian, Komatsu and Caterpillar bulldozers operate on the waste dump and within the open pit. Various other ancillary support equipment and machines are available. Micon considers that the mining equipment fleet is adequate for the scheduled ore and waste production and haulage profiles.

Grade control is conducted using production blasthole sample assays to define the location of ore and waste contacts. Assay data are plotted to create bench plans for use in operational control. Ore is delivered from the open pit to stockpiles for subsequent re-handling and delivery to the process plant. In addition to balancing mine and plant production, the stockpiles are used for blending of the feed to the plant for grade control.

Adequate water pumping and controls were observed to be in place within the open pit for handling the maximum inflow expected during the spring thaw and summer rainfall.

Micon observed that the general level of housekeeping was fair to good and the site was generally well organised and equipment well maintained.

5.3.5 Outlook

The mine has ample resources and capability to meet the planned annual production rate, which is limited by process plant capacity.

5.4 PROCESSING

5.4.1 Process Design

The metallurgical test work and process design were conducted by the Irkutsk State Technical University. The ore is free milling; however, it has a significant carbon content that is preg-robbing. Gold extraction by cyanide leaching is only 35%, but CIL increases the recovery to 92%. Up to 85% of the gold is recoverable by gravity processing. Gold not recovered by gravity occurs as fine disseminations associated with sulphides and carbon.

The flow sheet was selected to meet Lenzoloto's then strict cost and environmental criteria, in particular the avoidance of whole ore cyanide leaching, with a view to its future application for the Sukhoy Log deposit.

The flow sheet consists of two-stage crushing, stage grinding with high pressure rolls and ball mills to 95% passing 74 µm and staged gravity gold recovery using jigs and centrifugal concentrators. For the start-up flow sheet, a 20% Au coarse gravity concentrate was despatched to the refinery in Krasnoyarsk. Low-grade, finer gravity concentrates were stockpiled for further processing, with roast/smelt and intensive cyanide leaching under consideration.

The plant was commissioned in late 2003 after an extended construction period. Various mechanical deficiencies resulted in underperformance in feed rate, availability and gold recovery. After its acquisition of Lenzoloto, Polyus implemented a major upgrade, which is ongoing. To date additional grinding and pumping capacity has been installed, and in October 2005 an intensive cyanide leach circuit for the processing of the gravity concentrate to doré bullion was commissioned.

The leach circuit was unable to handle the finer fraction of the gravity concentrate, of which approximately 30 t with a grade of 25 g/t Au is currently stockpiled. Work commenced in February 2006 on the design and construction of a CIL circuit for processing this material. Test work conducted by the Irkutsk State Technical University forecasts that this circuit, plus further improvements to the gravity circuit, will improve overall gold recovery to doré bullion to at least 80%.

5.4.2 Process Description

ROM ore is recovered from the stockpile with an excavator and fed to a jaw crusher via a static grizzly and pan feeder. The jaw crusher discharge is conveyed to a single deck screen in closed circuit with an impact crusher.

The –20 mm screen undersize is conveyed directly to the plant, or is discharged to a ground stockpile (the total ROM and crushed ore stockpile was 98,500 t at the end of June 2006). The crushed ore is reclaimed by front-end loader and fed to the plant via a hopper when the crushing circuit is shut down. A second jaw crusher is currently being installed to provide standby capacity and for crushing of construction aggregate.

The crushed ore is conveyed to a KHD Humboldt Wedag high pressure roll crusher operating in closed circuit with a scrubber/trommel screen and two Derrick screens. The +8 mm trommel oversize and the +1.4 mm screen oversize are conveyed back to the roll crusher. The screen undersize is pumped to primary hydrocyclones. The roll crusher circuit is currently limiting plant capacity and a second scrubber/trommel will be installed in 2006, as part of the ongoing upgrading programme. Crushed ore will be fed directly to the new unit, enabling primary crusher fines to bypass the roll crusher circuit. Dust control has also been a problem in this area of the plant and a dust extraction system is currently being installed.

The primary hydrocyclone overflow gravitates to a plate thickener. The primary hydrocyclone underflow discharges to two Russian MOD-2M-1 jigs in parallel. The jig concentrate is pumped to two cleaner shaking tables in parallel, which are located in a secure area. The table concentrate is screened and the oversize is reground before being recleaned on a third shaking table. The recleaner concentrate is pumped to a surge hopper prior to the intensive leach circuit. An improved regrind circuit will be installed in 2006.

The jig tailings are pumped to secondary hydrocyclones. The secondary hydrocyclone underflow is fed together with the shaking table tailings to three tyre driven grate discharge ball mills. The third ball mill was added as part of the upgrading programme; the mill drives will be rationalised in 2006. The mill discharge is pumped to two Knelson centrifugal concentrators, the tailings of which are returned to the secondary hydrocyclones. The Knelson concentrates are pumped to the surge hopper prior to the intensive leach circuit.

The secondary hydrocyclone overflow is pumped to the tertiary hydrocyclones. The tertiary cyclone underflow, together with the plate thickener underflow, gravitates to two Knelson centrifugal concentrators. The Knelson concentrates are pumped to the surge hopper prior to the intensive leach circuit. The Knelson tailings, together with the tertiary hydrocyclone and plate thickener overflows, are pumped to the tailings storage facility.

The gravity concentrates are pumped form the surge hopper to a Consep Acacia intensive cyanide leach circuit located in a secure area. In this system, batches of concentrate are leached in a heated, circulating pulp reactor with high addition of sodium cyanide. Unfortunately, the finer and lower-grade fractions of the concentrate overflow the reactor: therefore, prior to the leach cycle, the reactor is used to classify the concentrate, the overflow being dewatered and stockpiled for further treatment.

After the leach cycle, the pregnant solution is pumped to electrowinning cells for recovery of the dissolved gold to steel cathodes. The cathode deposits are smelted to doré bullion, which is despatched by secure transport to Krasnoyarsk for refining. After treatment with calcium hypochlorite and ferrous sulphate for cyanide destruction and arsenic precipitation, the leach tailings are pumped to a plastic lined storage pond.

A new CIL circuit will be commissioned in the fourth quarter of 2006 for the treatment of the stockpiled and arising low-grade concentrate, and possible retreatment of the intensive leach tailings.

5.4.3 Production

Actual production data for 2005 and six months to June 2006 and plan for 2006 are summarised in Table 55.

Table 5.5: Zapadnoe Plant Production

	2005 Actual	2006 Plan	2006(H1) Actual
Ore Processed (t)	374,558	515,100	215,900
Ore Grade (g/t Au)	1.9	2.3	2.5
Gold Recovery (%)	55.4	73.3	67.7
Gold Produced (kg)	390	852	362

The gold produced includes high-grade gravity concentrate and doré bullion in 2005, but doré bullion only in 2006. The gold produced excludes lower-grade and fine gravity concentrates stockpiled for further hydrometallurgical processing.

In the first half of 2006 the average ore feed rate was 62.3 t per line hour, line availability was 79.7% and overall power consumption was 32.5 kWh/t of ore.

5.4.4 Other Facilities

5.4.4.1 Materials and Services

Reagent storage and mixing facilities are located in the secure hydrometallurgical area. Stores and workshop facilities are provided for other materials and maintenance.

An express analytical laboratory, equipped with atomic absorption solution analysis for process control, is located in the hydrometallurgical area. The main laboratory is located adjacent to the plant and is equipped with fire assay for plant, mine grade control and exploration sample analysis.

5.4.4.2 Tailings Storage Facility

The main storage facility is used for the gravity circuit tailings. The engineered water retaining dam is constructed from waste rock with a clay core and is 24 m high. A further lift of 5 m will provide the LOM capacity

A small pond with a double plastic lining is used for storing the treated leach tailings, primarily sulphides. A further, larger pond will be constructed downstream of the existing pond to accommodate the new CIL circuit tailings.

5.4.5 Outlook

Subject to the ongoing improvement programme, the ultimate capacity and gold recovery of the Zapadnoe plant remain difficult to forecast. Polyus has indicated its expectation that plant throughput will be 650,000 t/a in 2007 and gold recovery will improve to 80%. Micon has used these criteria for its valuation.

5.5 INFRASTRUCTURE

5.5.1 Utilities

Power is supplied to Zapadnoe by a 14 km, 35 kV line from the Vitim Energo 110 kV grid at Kropotkin. In order to increase the supply and to improve its reliability, a second line is being constructed and an additional 35kV/6kV transformer is being constructed at the mine site. A diesel generator is installed for emergency supply to critical areas in the event of a grid failure.

Potable water, industrial and process makeup water are pumped from boreholes. Two coal fired boilers are used for heating and hot water.

Pit and surface water is collected in the tailings storage facility, from where it is pumped back to the process plant. Sewage is processed in a proprietary treatment plant before discharge.

The site is equipped with internal and external telephone and radio communications.

5.5.2 Services

The following main services and facilities are established at the site:

- Administration office.
- Analytical laboratory.
- Mechanical and electrical workshops.
- Mine and general vehicle repair shops.
- Warehouses for operating supplies and spares, and perishable goods.
- Cyanide and reagent stores.
- Fuel depot.
- Explosives magazine.
- Hostel and apartments for employees, equipped with canteen, laundry, recreation facilities and medical centre.
- Security and fire fighting.

Use is made of the LZRK subsidiaries Vitim Service and Lenzoloto Dortrans, located in Bodaybo, for purchasing, supply and transport services.

5.6 ENVIRONMENT, HEALTH AND SAFETY

5.6.1 Environmental Issues

5.6.1.1 Potential Impacts and Risks

The Zapadnoe operation is of modern design and is located in an area of low environmental and social sensitivity. Nevertheless, certain environmental and social issues continue to require careful management.

The mine intends to maintain a zero discharge policy; whilst this is feasible in theory, Micon has seen no detailed water balance for the two tailings facilities and it remains to be seen whether the small negative water balance revealed by official meteorological data is experienced locally. Annual variations in the average water balance may constrain the zero discharge policy in the long term.

Protection of the adjacent Radostny Stream from uncontrolled seepage from the hydrometallurgical tailings facility will remain a key objective of water management. Currently, tailing from the hydrometallurgical plant is treated to reduce cyanide concentrations and is discharged into a small lined facility. Expansion of the hydrometallurgical plant will require increased storage capacity and the need to ensure total containment of this material will remain a priority.

There is no indication that the waste rock and overburden currently deposited on site is giving rise to contaminated run off or seepage. Nevertheless, geochemical characterisation of these materials is poorly defined; additional investigation and analysis may be required to support future waste rock disposal options.

The physical nature of the Zapadnoe ore, combined with the prevailing climatic conditions, indicate that fugitive dust emissions can be a major problem at certain times of the year. Polyus has acknowledged this potential and has developed a series of dust control measures that are implemented during material handling. Maintenance and refinement of these measures will remain a priority.

The licence conditions include a requirement for the eventual rehabilitation of the site after cessation of operations and its restoration to forestry. In accordance with current Russian practice, and as specified in the 2005 project documentation, Polyus intends to commission a separate design project for these works at the appropriate time, although preliminary estimates of the work involved have been developed. These preliminary estimates confirm that, given the area of the site and the nature of the constructions, the final closure and rehabilitation will be a significant undertaking.

Despite these considerations, Micon considers the overall risk associated with environmental and social considerations at Zapadnoe to be low.

5.6.1.2 Management

Environmental management at Zapadnoe is the responsibility of a Mine Ecologist who reports directly to the Chief Engineer and is responsible for the maintenance of all licences and permits, environmental controls, monitoring and supervision of environmental taxation payments.

Zapadnoe's environmental management is designed to satisfy regulatory requirements and is wholly reactive to requests from the regulatory authorities. The environmental control and monitoring programmes are developed on site and approved by the regulatory authorities; monitoring records are submitted to the authorities with little in-house interpretation, primarily as the basis for calculating environmental taxes.

5.6.1.3 Compliance Status

The current mining licence for Zapadnoe was issued to Polyus in March 2004 and is valid until 2020. The agreement accompanying the licence sets out a series of standard conditions that Polyus must comply with, including:

- A general requirement that Polyus participate in the general socio-economic development of the region.
- A requirement that Polyus rehabilitates land disturbed by mining and leaves all structures and buildings in a safe condition; no particular land use is specified.

A supplementary agreement with the Forestry Authority in 2003 that allowed for clearing of forest lands states that all lands will remain under the ownership of the Forest Authority and all but 1.7 ha (of an unspecified location) should be restored to forestry after cessation of mining.

The original design for the current Zapadnoe operation received the approval of the SEE in March 2003; subsequent SEE approval was obtained for the development of hydrometallurgical facilities in 2006.

Zapadnoe also has the following environmental licences and permits in place:

- Licence for water use, with abstraction of water from both surface watercourses and boreholes permitted. There is no right to discharge excess water into the local streams, all process effluent is to be retained in the tailings facilities and re-circulated to the plant; sewage effluent is to be discharged onto land.
- Licences for hazardous wastes storage and disposal, which specifies the type and quantity of different categories of waste that can be produced, and which identify appropriate disposal options; with a supplementary licence for disposal of hydrometallurgical tailings and a declaration of safety for the tailings facility.
- Permit for atmospheric emissions from stationary and mobile plant for the mine and process plant, with a supplementary permit for emissions from the hydrometallurgical facility.

Micon has reviewed these licences and permits, together with the corresponding monitoring data, and notes that:

- Monitoring data do not indicate any significant breaches of the conditions; the quality of the adjacent Radostny Stream remains good.
- Adoption of a zero discharge policy for all effluent is considered feasible, since meteorological records indicate that evaporation exceeds precipitation.
- Installation of the required groundwater monitoring boreholes downstream of the hydrometallurgical facility has not yet been completed, although this work is reported to be ongoing.

5.6.1.4 Financial Liabilities

Planned 2006 annual expenditure on environmental management and monitoring is US$0.08 million. As at the end of 2005, Polyus estimated the cost of closure rehabilitation to be US$7.36 million. Micon considers this to be an adequate provision.

5.6.2 Health and Safety

5.6.2.1 Management

Zapadnoe maintains a health and safety management system in accordance with current Russian practice and regulatory requirements.

The company conducts a comprehensive programme for monitoring the working environment. This programme, which is approved by the regulatory authorities, includes monitoring of air quality, light, humidity, temperature and noise.

5.6.2.2 Compliance Status

Accident statistics are available only from April 2005, the year in which the current management assumed responsibility for the operation. No fatalities have been recorded since that date. Between April and December 2005 there were four serious and one light accidents and in the first six months of 2006 two light accidents were recorded. Micon considers that the rate of recorded accident is low by Russian standards.

Working environment monitoring records indicate that there have been no significant breaches of the statutory limits for potentially hazardous substances or noise. There have been no recorded cases of industrial diseases.

The Zapadnoe operation is of modern design and is operated according to current Russian good practice. Nevertheless, certain health and safety issues continue to require careful management. Although the development and implementation of the health and safety management system is undertaken rigorously by Polyus, some systemic weaknesses are evident at Zapadnoe. Consequently, Micon considers that the risks associated with current standards of health and safety to be moderate.

5.6.2.3 Financial Liabilities

All costs associated with health and safety management are internalised in operating costs. Micon has identified no additional liabilities.

5.7 COSTS

5.7.1 Operating Costs

Zapadnoe actual unit operating costs per cubic metre of total volume mined for 2005 and plan for 2006 are summarised in Table 5.6.

Table 5.6: Zapadnoe Mine Unit Operating Cost

Element	Unit Operating Cost (US$/m³ total mined)	
	2005 Actual	2006 Plan
Labour	0.40	0.82
Materials	1.39	1.90
Other	0.88	0.99
Total Direct	2.67	3.71
General	0.16	0.36
Total	2.83	4.07

The planned increase of 43.8% in mine operating cost reflects the prevailing level of inflation and a 20.3% reduction in total volume mined.

Actual process operating costs for 2005 and plan for 2006 are summarised in Table 5.7.

Table 5.7: Zapadnoe Process Unit Operating Cost

Element	Unit Operating Cost (US$/t ore)	
	2005 Actual	2006 Plan
Labour	1.53	2.03
Materials	2.36	3.74
Services	4.27	2.36
Power	0.74	1.41
Total Direct	8.90	9.54
General	0.89	1.57
Total	9.79	11.11

The planned increase of 13.5% in process operating cost reflects the prevailing level of inflation and 37.5% increase in ore processed.

Based on its review of the actual operating cost trends and the current LZRK forecasts, Micon has used the nominal unit costs presented in Table 5.8 for its valuation.

Table 5.8: Zapadnoe Forecast Unit Operating Cost

Area	Unit Cost
Mine (US$/m^3 total mined)	4.07
Process (US$/t ore processed)	11.11

The forecast unit costs are on a first quarter 2006 basis; mine unit cost is for the first full production year.

Actual general and administration cost, including commercial charges, for 2005 was US$0.74 million. The LZRK plan cost for 2006 is US$1.34 million. Micon has used the plan cost for its valuation.

For its valuation, Micon has calculated royalty from the gross value of gold recovered, environmental taxes from net revenue and assets tax from net book value using the appropriate rates.

5.7.2 Capital Costs

Actual capital expenditure in 2005 was US$4.29 million. The LZRK forecast for 2006 is summarised in Table 5.9.

Table 5.9: Zapadnoe Forecast 2006 Capital Cost

Area	US$ million
Mine Development and Equipment	2.20
Plant Upgrade, Construction and Equipment	2.45
Total	4.65

LZRK has forecast the cost for closure and rehabilitation to be US$7.5 million.

Micon has used the LZRK forecasts for its valuation.

6.0 VERNINSKOE

6.1 INTRODUCTION

6.1.1 Location

The Verninskoe gold deposit is located in the northern part of the Bodaybo administrative district, Irkutsk Region. The deposit lies 4 km from Kropotkin settlement and 10 km from the Zapadnoe mine. Access is as described for Zapadnoe (see Section 5.1) and the locations and features of the area are shown in Figure 5.1.

The physiography and socio-economic aspects of the area are generally as for Zapadnoe (see Section 5.1). The project mine site is located on the side of a hill at an elevation of 1,100 m. There is disturbance and contamination associated with the previous Pervenets operation and a small river flows past the site towards Kropotkin.

6.1.2 Overview

The Verninskoe project comprises two adjacent deposits, Pervenets and Verninskoe. The former was mined between 1995 and 2003 by a shallow open pit. Ore from Pervenets was processed in a gravity and flotation plant 2 km downhill from the mine towards Kropotkin, which is now being decommissioned. In total, 4 t of gold was produced from Pervenets.

A feasibility study completed in April 2006 forms the basis for development and exploitation of the Verninskoe project. The Verninskoe deposit will be exploited by an open pit and the remaining ore from Pervenets will be mined by underground methods via an adit from the open pit. The free milling ore will be processed in a gravity, flotation and cyanide leach plant with a capacity of 2 Mt/a, to be constructed on the site of the old Pervenets plant.

A detailed study for the Verninskoe project is scheduled for the second half of 2006 with a view to full production in 2009. Tender documents for this study were being prepared at the time of Micon's visit.

Further exploration is currently underway at Verninskoe. The intention is to confirm the increase in mineral reserves indicated by recent modelling work.

6.2 MINERAL RESOURCES

6.2.1 Geology

The Verninskoe gold deposit is hosted by Upper Proterozoic banded black shale and siltstone of the Valjuchtinskoi group. Gold mineralisation occurs as auriferous quartz-sulphide veins and with disseminated sulphide minerals within the sedimentary rocks. The Verninskoe deposit includes the Pervenets deposit, which comprises a series of near surface gold-bearing quartz-sulphide veins.

The structure of the Verninskoe deposit is complicated: lenticular bodies of gold mineralisation are localised at the contact between black shale and siltstone units and limestone around a recumbent antiform. The mineralised bodies strike northwest and dip at 20° to 30° to the northeast, parallel to the limbs of the fold. Mineralisation occurs at the contacts on both the upper and lower limbs of the fold, however the highest grade mineralisation is found on the upper limb. The geology of the Verninskoe deposit is presented in Figure 6.1.

Figure 6.1: Geology of the Verninskoe Deposit


N
500
0
500
1000
Meters

Verninskoe mineral reserves comprise zones of intense quartz veining and increased disseminated sulphide mineralisation. The principal mineralised zone is consistent for 700 m along strike and extends 350 m down dip, decreasing to 150 m on the southeastern side. Recent drilling has proven that economically significant gold mineralisation extends beyond 660 m down dip on the northwestern side of the deposit. Mineralised bodies are typically 10 m to 20 m thick and range to in excess of 40 m thick. A cross section is presented in Figure 6.2.

Figure 6.2: Cross Section of the Verninskoe Deposit


South
North
OB 2
OB 1
OB 3
800 m
600 m
400 m
50 0 50 100
Meters

The majority of the gold in the Verninskoe deposit occurs as free particles finer than 100 µm. However, there is a coarse gold component that is greater than 100 µm. Gold is associated with disseminated sulphides, principally pyrite and arsenopyrite. The amount of sulphide minerals increases towards the contact with limestone and can comprise up to 10% to 15% of the rock volume, forming the highest grade zones. Coarse visible gold is found in the quartz veins of the Pervenets deposit associated with pyrite and arsenopyrite. The average grade for the Verninskoe deposit is 2.7 g/t Au. The average grade for the remaining reserves of the Pervenets deposit is 6.3 g/t Au.

Bedrock exhibits only very limited weathering to 5 m to 10 m depth at Verninskoe and oxide mineralisation is not present in significant quantities.

6.2.2 Exploration

The Verninskoe deposit was first recognised in 1974 during a programme of geological reconnaissance mapping conducted by the Bodaybinskaya geological expedition. The geological mapping programme was part of a larger programme of prospecting and exploration to explore the area around the Sukhoy Log gold deposit. In the period between 1977 and 1990 a significant amount of exploration work was conducted on the deposit, including detailed geological mapping, geochemical sampling and surface exploration drilling. Some 38,000 m of drilling was completed to define the mineralisation. Boreholes were drilled to 300 m depth at 50 m to 100 m intervals along sections lines spaced 50 to 100 m apart along strike. A mineral reserve estimate was compiled in 2003 using the existing exploration data. Underground channel sampling and raises cut adjacent to boreholes were used to verify the pre 1990 drilling.

Mineral reserves for the Pervenets deposit were calculated and approved by the TKZ in 1985. Some 7 t of gold reserves were approved for open pit mining. From 1995 to 2003 the Pervenets deposit was mined at a production rate of 10,000 t/a. Mining at Pervenets ceased with approximately 3 t of gold reserves remaining. During the open pit mining programme satisfactory reconciliation of exploration and exploitation results was realised.

Polyus has continued exploration work at Verninskoe, exploring mineralisation down dip to a depth of 700 m. Forty additional holes had been drilled at the time of Micon's site visit. Exploration work to define the full extent of mineralisation is expected to be completed by the end of 2008. Polyus plans to issue a new reserve calculation to the TKZ for approval.

6.2.3 Mineral Reserve Estimation

Mineral reserves for Verninskoe were calculated and approved by the GKZ in 2003. The Russian sectional method based on vertical cross sections spaced at 50 m intervals along the strike of the deposit was used. Drilling data was projected onto vertical planes and mineral reserve boundaries were drawn using a cut-off grade of 1.0 g/t Au. Mineralised intervals greater than 5 m were included and the maximum internal waste interval permitted was 5 m. Mineral reserve block volumes were defined as the average area of mineralisation on adjacent mineralised sections times the distance between sections. The gold grade of mineral reserve blocks was calculated as the length weighted average of mineralised intervals on each section weighted again by the area of mineralisation on adjacent sections. Block grades were reduced using the standard assay top-cut method as described for the Olympiada deposit.

The principal consideration for mineral reserve classification was borehole density. No A or B mineral reserves were defined at Verninskoe. Mineral reserve blocks that were defined by boreholes spaced on a grid of 50 m by 50 m were classified as C_1 category. Blocks that were defined by boreholes spaced at 100 m by 50 m to 100 m were assigned to the C_2 category.

The GKZ approved mineral reserves for the Verninskoe gold deposit are presented in Table 6.1.

Table 6.1: Verninskoe Mineral Reserves at 1st January 2006

Category	Balance Mineral Reserves			Off-Balance		
	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Verninskoe						
C_1	10,154	3.1	31,887	15,001	1.1	16,346
C_2				10,126	3.1	31,632
C_1+C_2	10,154	3.1	31,887	25,127	1.9	47,978
Pervenets						
C2	620	6.3	3,878			

6.2.4 Mineral Resource Statement

Mineral reserves of the Verninskoe gold deposit were defined using a cut-off grade of 1.0 g/t Au. Subsequent to the classification of mineral reserves by the GKZ in 2003, the 2006 Irgiredmet feasibility study has applied current economic criteria to the mineral reserves and proved some of the original C_2 off-balance reserves to be economically viable.

The figures from the 2006 Irgiredmet feasibility study have been reclassified using the terms and guidelines of the JORC Code. Verninskoe gold deposit mineral resources are presented in Table 6.2.

Table 6.2: Verninskoe Mineral Resources at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Verninskoe			
Indicated	30,918	2.1	66,037
Inferred	4,437	3.1	13,861
Pervenets			
Indicated	620	6.3	3,878
Total			
Indicated	31,538	2.2	69,915
Inferred	4,437	3.1	13,861

Mineral resources of Table 6.2 include mineral resources that have been converted to ore reserves in Table 6.3 in Section 6.3.2.

6.3 MINING

6.3.1 Mine Design

The Verninskoe deposit will be exploited by a single open pit and the Pervenets deposit by underground mining, with access from the sidewall of the open pit. The distance between the two deposits at depth is approximately 120 m. The open pit will employ conventional excavator and truck techniques. The underground mine will be operated using traditional Russian, labour intensive, techniques

Appropriate criteria for pit wall slopes, benches, berms, haul ramps and blast patterns have been utilised for the pit design. The criteria are in accordance with Russian regulations and appropriate allowance has been made for the varying geotechnical conditions.

6.3.2 Ore Reserves

Verninskoe ore reserves were derived from operational reserves calculated in the 2006 Irgiredmet feasibility study and include adjustments for mining dilution and ore losses. Dilution is estimated to average 7% over the life of the mine and mining losses are estimated to be 3%.

Ore reserves, classified using the terms and guidelines of the JORC Code, are presented in Table 6.3.

Table 6.3: Verninskoe Ore Reserves at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Verninskoe			
Probable	16,618	2.9	48,843
Pervenets			
Probable	502	5.4	2,705
Total			
Probable	17,120	3.0	51,548

6.3.3 Production

The 2006 Verninskoe prefeasibility study proposes ore production of 17.6 Mt at an average grade of 3.0 g/t Au containing 50.6 t of gold over a ten year mine life. The design production rate of the open pit operation is 2 Mt/a of ore and the average annual volume of ore plus waste mined is 10.2 Mm^3. The waste stripping ratio varies between 0.8 m^3/t of ore to 8.5 m^3/t, with a LOM average of 4.1 m^3/t.

Underground operations are scheduled to commence three years after initial gold production and continue for a further three years at a design ore production rate of 140 kt/a.

6.3.4 Operations

The Verninskoe open pit and Pervenets underground mines will operate on a two twelve hour shifts per day basis, 340 days per year. The management and labour requirement of 425 will be recruited locally as far as possible.

The open pit mine will utilise a mixed fleet of Russian and Western production equipment of types currently operated at other Polyus mines. The fleet will include four Russian blast holes drills, four Caterpillar hydraulic excavators and up to 16 Caterpillar haul trucks. Three Caterpillar bulldozers will operate on the waste dump and within the open pit. Various other ancillary support equipment and machines will be available. Micon considers the proposed mining equipment requirements are adequate for the scheduled ore and waste production.

The underground mine will utilise hand held compressed air-operated stoper drills with air-legs and tracked transport systems. Adequate equipment provision has been made for the scheduled production levels.

There will be a requirement for water pumping from the open pit (and ultimately the underground mine) at a rate of 18,000 m^3/day. Two main pumps will be installed, one operating and one standby, complete with generator sets in case of power failure.

A systematic programme of grade control using production blasthole sample assays will be employed to define the location of the contacts of the ore and waste. The assays will be plotted to create bench plans for use in operational control.

6.3.5 Outlook

A detailed study for the Verninskoe/Pervenets project is planned by LZRK for later in 2006 and tender documents for this work are currently being prepared.

The 2006 prefeasibility study has scheduled commencement of mine development in 2006, with stockpiling of preproduction ore and production at the design rate in 2008. This schedule is optimistic in respect of both the current detailed study schedule and procurement times for the production equipment. Micon suggests that commencement of full production in 2009 is a more realistic target, although the prefeasibility production schedule is otherwise appropriate.

6.4 PROCESSING

6.4.1 Process Design

Extensive metallurgical test work on seven Verninskoe and Pervenets ore samples was conducted by OJSC Irgiredmet between 1980 and 2003, which investigated various process options. The disseminated, arsenopyrite/quartz Verninskoe ore is most abundant. It is not refractory, but requires grinding to 95% passing 74 µm for optimum recovery of gold by gravity processing and cyanide leaching. Up to 65% of the gold is gravity recoverable to a high-grade concentrate. However, the lesser Pervenets quartz vein ore is free milling and up to 95% of the gold is gravity recoverable to a high-grade concentrate.

A technical and financial study of various process options was included in the prefeasibility study conducted by Irgiredmet in April 2006. This study concluded that the optimum flow sheet for a 2 Mt/a plant consists of the following unit processes: primary grinding to 75 % passing 74 µm; pre-concentration using gravity and flotation of the gravity tailing; intensive cyanide leaching of the combined concentrate; regrinding of the intensive leach tailing to 95% passing 74 µm, CIL of the reground tailing; and gold recovery from the leach solutions by electrowinning and smelting to doré bullion. Various options for flotation and leach tailings storage were also evaluated, including co-disposal with mine waste.

The main design criteria are: feed rate, 250 t/h; availability, 91.3%; overall power consumption, 26.3 kWh/t; and LOM recovery, 89.4%. Appropriate design criteria have been used for equipment selection and sizing.

6.4.2 Process Description

The following description is based on current feasibility study design specifications. ROM ore is dumped directly to an impact crusher, the discharge of which is conveyed to a surge pile. The crushed ore is drawn from the surge pile and conveyed to a SAG mill, the trommel oversize of which discharges to a ball mill operating in closed circuit with three Knelson centrifugal concentrators and hydrocyclones. The ball mill discharge and SAG mill trommel undersize are pumped to the concentrators, the tailings of which are pumped to the hydrocyclones and the concentrate to the intensive leach circuit. The hydrocyclone underflow gravitates to the ball mill feed and the overflow gravitates to the flotation circuit.

The flotation circuit consists of two rougher and four scavenger tank cells. Potassium butyl xanthate is used as collector. The rougher concentrate is cleaned in two stages operating in closed circuit with the previous stage. The second cleaner concentrate is pumped to a hydrocyclone, the underflow of which gravitates to the intensive leach circuit. The hydrocyclone overflow, which contains carbonaceous material, is dewatered in a high-rate thickener prior to being pumped to the CIL circuit. The scavenger concentrate is returned to the rougher feed and the scavenger tailing is thickened before being pumped to the tailings storage facility. The thickener overflows are returned to the process.

The intensive leach circuit is a Gekko Systems JLR3000. The gravity and flotation concentrates are leached in a drum reactor with high additions of sodium cyanide and caustic soda. After thickening and clarification, the gold is recovered from the leach solution by electrowinning, the cathode deposits of which are smelted to doré bullion. The thickened leach tailing is reground in a ball mill operating in closed circuit with hydrocyclones. The hydrocyclone underflow gravitates to the ball mill feed and the overflow is pumped to a high-rate thickener. The thickener underflow is dewatered with a drum vacuum filter before being re-pulped and pumped to the CIL circuit.

The CIL circuit consists of a train of two agitated leach tanks and eight agitated CIL tanks. Milk of lime and dilute sodium cyanide are added to the first leach tank with the reground intensive leach tailing. The thickened flotation concentrate cyclone overflow is fed to the first CIL tank. Activated carbon is added to the last CIL tank and loaded carbon is removed from the first CIL tank.

The absorbed gold is stripped from the loaded carbon using caustic soda and sodium cyanide at high temperature and pressure. The carbon is returned to the last CIL reactor after regeneration in a kiln. The eluate is pumped to two electrowinning cells, located in a secure area, where the gold is deposited on steel cathodes. The cathode deposits are smelted to doré bullion.

The leach tailing is treated in agitated tanks with calcium hypochlorite for cyanide destruction and ferrous sulphate for arsenic precipitation before thickening and dewatering with a drum vacuum filter. The treated filter cake is transported by truck to the tailings storage facility.

6.4.3 Other Facilities

6.4.3.1 Materials and Services

Reagent storage and mixing facilities, stores and workshop facilities will be provided for materials and maintenance.

A fully equipped laboratory will be provided adjacent to the plant, equipped with fire assay and atomic absorption for plant, mine grade control and exploration sample analysis.

6.4.3.2 Tailings Storage Facility

The tailings from the earlier working of Pervenets are stored in the Verny River valley, but this area does not have sufficient LOM capacity for Verninskoe without a significant increase of the height of the dam. This is not considered appropriate as the town of Kropotkin is located down stream of the dam.

Various options for storage of flotation tailings were considered, including: co-disposal of filtered tailings with pit overburden using truck transport; pumping of thickened tailings to cellular ponds created and ultimately covered with overburden; and pumping to a number of small dammed areas located in the upper Verny River valley or an alternative location further from the plant site. The latter option was used for the study capital and operating cost estimates.

The leach storage facility will consists of a plastic lined area, with walls constructed from mine waste.

6.4.4 Outlook

The Irgiredmet study indicates full capacity production in the calendar year 2008, which is optimistic considering that the tender process for the engineering design will not take place until October 2006. Polyus has scheduled full capacity in calendar year 2009 for its own forecast. Micon has used the Polyus schedule and the above criteria for its valuation.

6.5 INFRASTRUCTURE

6.5.1 Utilities

Power will be supplied via a new 110 kV/6 kV substation from the existing Vitim Energo grid at Kropotkin. Provision has been made in the capital cost estimate for upgrading of the existing Irkutskenergo line from Taksimo to Mamakan from 110 kV to 220 kV to meet the additional power demand, particularly during the winter when the capacity of the hydroelectric station at Mamakan can be limited. A 1.2 MW diesel generator will be installed for emergency supply to critical areas in the event of a grid failure.

Potable water will be obtained from an intake on the Tyopliy Creek, which also supplies Kropotkin. Industrial and process makeup water will be pumped from the Nigri Creek. Three coal fired boiler houses will be used for heating and hot water.

Pit and surface water will be collected in the old Pervenets tailings storage facility, from where it will be pumped back to the process plant. Sewage will be processed in a proprietary treatment plant before discharge.

Provision has been made in the capital estimate for internal and external telephone and radio communications.

6.5.2 Services

The following main services and facilities will be established at the site:

- Administration office.
- Mechanical and electrical workshops.
- Mine and general vehicle garages.
- Warehouses for operating supplies and spares, and perishable goods.
- Cyanide and reagent stores.
- Fuel depot.
- Explosives magazine.
- Hostel and apartments for up to 60 employees equipped with canteen, laundry, recreation facilities and medical centre.
- Security and fire station.
- Truck scale.

A number of the above facilities will be accommodated in existing buildings from the previous Pervenets operation, which will be refurbished and modified as appropriate.

Use will be made of the LZRK subsidiaries Vitim Service and Lenzoloto Dortrans located in Bodaybo for purchasing, supply and transport services.

6.6 ENVIRONMENT, HEALTH AND SAFETY

The current mining licence for Verninskoe was issued in May 2003 and is valid until 2020. The agreement accompanying the licence sets out a series of standard conditions that must be complied with, including:

- A requirement to follow standard design permitting procedures.
- A requirement that land disturbed by mining is rehabilitated and all structures and buildings are left in a safe condition; no particular land use is specified.

LZRK holds a separate mining licence for the adjacent Pervenets deposit; this was issued in February 2003 and is valid until June 2010. The Pervenets deposit was worked previously (the most recent working ceased in 2004) and the remaining ore from this deposit and some of the infrastructure, including the old tailings facility, may form part of the proposed Verninskoe operation. The agreement accompanying the mining licence for this deposit requires recultivation of disturbed lands and the site to be left in a safe condition before return of the licence.

LZRK has completed a draft OVOS for the proposed Verninskoe operation. This has not yet completed the SEE review process. The detailed conditions associated with environmental licences and permits are not yet finalised.

The Verninskoe operation will be of modern design; nevertheless, certain environmental and social issues continue to require careful management:

- Disturbance and contamination associated with the previous Pervenets operation will influence the environmental impacts and final closure costs associated with the Verninskoe operation.
- The site is located adjacent to a river and close to a small settlement where some small scale agriculture is practiced; this increases the sensitivity of the location with respect to the management of impacts associated with discharges to water, waste disposal and air emissions.

Despite these considerations, Micon considers the overall risk associated with the proposed environmental and social considerations at Verninskoe to be low.

No details of the financial liabilities that will be associated with environmental and social considerations at Verninskoe were available for review by Micon.

6.7 COSTS

6.7.1 Operating Costs

The Verninskoe 2006 prefeasibility study forecast of the open pit mine direct unit costs per cubic metre of total volume mined are summarised in Table 6.4.

Table 6.4: Verninskoe Open Pit Mine Unit Operating Cost

Element	Unit Operating Cost (US$/m^3 total mined)
Labour	0.09
Materials	1.09
Repairs	0.14
Total Direct	1.32

The mine unit costs are for Year 4, the first year at full ore production; the unit cost at full production does not vary significantly in subsequent years, but increases significantly in the last three years as the stripping ratio decreases. The forecast unit cost is significantly less than the current Olympiada cost. Olympiada is deeper but has some economy of scale; the Olympiada cost of US$3.31/m^3 also includes indirect general costs of US$0.41/m^3, which are not included in the Verninskoe forecast. Overall, Micon considers that the Verninskoe forecast is low.

The Verninskoe 2006 prefeasibility study forecast of the underground mine direct unit costs per tonne of ore mined are summarised in Table 6.5.

The forecast mine unit costs are for the three of four years at full ore production. Micon considers that the Verninskoe forecast is low.

Table 6.5: Verninskoe Underground Mine Unit Operating Cost

Element	Unit Operating Cost (US$/t ore mined)
Labour	7.72
Materials	2.70
Repairs	0.49
Power	1.46
Other	7.04
Total Direct	19.41

The Verninskoe 2006 prefeasibility study forecast of the direct process unit costs per tonne of ore processed are summarised in Table 6.6.

Table 6.6: Verninskoe Process Unit Operating Cost

Element	Unit Operating Cost (US$/t ore processed)
Labour	0.83
Materials	3.93
Maintenance	0.24
Power	0.92
Total Direct	5.92

The forecast process costs are at full production and they do not vary over the LOM. The forecast unit cost is significantly less than the current cost for Olympiada Plant 1 of US$9.56/t, albeit only concentrates are leached at Verninskoe. However, the Olympiada cost includes general indirect costs of US$1.50/t, which are not included in the Verninskoe forecast. Overall, Micon considers that the Verninskoe forecast is low.

Based on its review of the Verninskoe feasibility study forecasts, Micon has used the nominal direct unit costs presented in Table 6.7 for its valuation.

Table 6.7: Verninskoe Forecast Unit Operating Cost

Area	Unit Cost
Open Pit Mine (US$/m^3 total mined)	2.90
Underground Mine (US$/t ore mined)	30.00
Process (US$/t ore processed)	8.25

The forecast unit costs are on a first quarter 2006 basis; mine unit costs are for the first full production year.

The prefeasibility forecast of average annual general and administration cost, including commercial charges and refining, at full production is US$5.39 million. Micon has used this forecast for its valuation.

6.7.2 Capital Costs

The Verninskoe 2006 prefeasibility forecast of initial and LOM capital is summarised in Table 6.8.

Table 6.8: Verninskoe Forecast Capital Cost

Area	US$ million
Initial	
Stripping	22.26
Open Pit	33.09
Plant	25.95
Power and Infrastructure	12.35
EPCM	10.45
Contingency	4.14
Total	108.24
Life of Mine	
Underground Mine	2.04
Total Capital Cost	110.28

Micon has used the prefeasibility forecast for its valuation, with the addition of US$2 million per year sustaining capital and US$10 million for closure and rehabilitation, both of which were not included in the study.

7.0 LENZOLOTO

7.1 INTRODUCTION

7.1.1 Location

The Lenzoloto placer gold mining operations are located in the northern part of the Bodaybo administrative district, Irkutsk Region. The operations are widespread in the region and stretch from north of the town and district centre of Bodaybo to north and west of Kropotkin settlement, which is 125 km north of Bodaybo. Access is as described for Zapadnoe (see Section 5.1) and the locations and features of the area are shown in Figure 5.1.

The physiography and socio-economic aspects of the area are generally as for Zapadnoe (see Section 5.1). The operations are located in the river valleys and flood plains at elevations of 600 m to 850 m. Placer mining has been practiced in the area for nearly 150 years and consequently many of the valleys and the river systems have been severely degraded.

7.1.2 Overview

Gold placer mining has been practiced in the area for 150 years. Seven subsidiary companies are currently working at up to 60 of 120 licence areas, some of which are for exploration only. As well as being the majority shareholder of the subsidiary companies, with holdings between 61% and 84%, Lenzoloto holds the leases and provides operating, central purchasing and sales services.

The placers are exploited by truck and shovel and bulldozer operations, accounting for approximately 70% of gold produced, and by dredging, accounting for approximately 30%. In addition to working the primary placer deposits, Lenzoloto subsidiaries are also currently reworking the tailings from numerous previous phases of mining. In recent years, the number of subsidiaries has declined from eleven to seven and gold production has declined to 6.6 t in 2005 from a peak of 9.1 t in 2002.

7.2 MINERAL RESOURCES

7.2.1 Geology

The Lenzoloto alluvial gold deposits are found in the Lenskii gold field, situated on the northern flanks of the Baikal orogenic belt. Gold mining from placer deposits in the Lenskii region has been on going for 150 years. Many of the deposits are technogenic, meaning that the deposit has been subject to multiple previous phases of mining by a number of methods including dredging, open pitting and in some cases shallow underground mining. Some primary placer deposits remain in areas beneath thick permafrost which provided difficulties for the early mining methods.

The gold deposits are largely alluvial gold in river bed gravels and flood plain terraces. The alluvial deposits are formed in river channels within incised glacially eroded valleys. Many of the valleys form along fault dislocations and were formed during glaciation and erosion during the late Tertiary and Pleistocene. The valleys form the draining network for the region and hosted streams and rivers form as tributaries for the major Lena River to the north and west and the Vitim River to the south. Valleys containing mineral deposits are typically 300 m to 400 m deep and 1,000 m wide, however lake-alluvial valleys can be up to 2,000 m wide. The valleys are concave in profile, and the general thickness of sediments in valleys varies between 20 m and 300 m thick. The greatest sediment accumulations are also of lake-alluvial genesis.

The alluvial gold deposits are buried below a cover of between 10 m and 30 m of glacial till. The deposits are underlain by bedrock which can be either limestone or terrigenous rocks. Gold placer deposits were formed in alluvial gravels which accumulated due to the variable relief of the bedrocks as a result of the erosion.

Gold bearing alluvial gravels are typically between 2 m and 6 m thick, and can extend for a few thousand meters along the river channel. The composition of alluvial gravels is exceptionally diversified, containing a range of particles from fine shale to small till pebbles and boulders a few meters in diameter.

The distribution of the gold in the alluvial gravels is irregular and both plan and section. Gold grade of the gravels in technogenic deposits is typically low, between 200 mg/m^3 and 300 mg/m^3. The gold grade in the primary placer deposits is higher at 1 g/m^3 or more. Many deposits are small, originally containing pre-mining reserves of less that 500 kg of gold.

Gold is believed to have been derived from low-grade bedrock concentrations and occurs as flake gold, in typically large particles up to 0.25 mm. Gold nuggets have been found in the placer deposits up to several kilograms in size. Gold particles less than 200 μm in size are not evaluated since there are no methods in place to recover this fraction.

The fineness quality of the gold varies from 850 to 928, the balance of which is mostly silver. There is some variation in fineness in each deposit, but the purity is determined at exploration stage from laboratory samples, and the average is considered for planning.

7.2.2 Exploration

During the 1930's the TsNIGRI institute studied the geology of the placer deposits. Most of the deposits were thoroughly mapped in 1939 during a state funded exploration programme performed in the region in search of placer gold reserves. All river channels in the project area were explored on the prospect of finding economic grade deposits. Exploration was performed using percussion churn drills on lines spaced up to 200 m apart down stream with holes 50 m apart across the stream. The majority of deposits explored during this expedition have since been subject to many phases of mining. The original exploration data is available and plans exist for most deposits that show the year and style of mining. This information is used as a guide for exploration. After one phase of mining, the placer deposit is considered as a prognostic resource and should be drilled again.

To define mineral reserves of the alluvial deposits, surface drilling is performed on section lines spaced between 100 m and 400 m along the river channel. C_1 mineral reserves are normally drilled at 100 m to 200 m by 20 m. Based upon operating experience C_1 mineral reserves must be drilled on a grid of 100 m by 20 m to enable accurate and reliable estimation. Approximately 90% of all deposits are drilled to define C_1 mineral reserves. A drilling grid of 200 m to 400 m by 20 m is required to define C_2 mineral reserves. Exploration drilling is conducted two years in advance of mining operations.

Churn drills are used to drive 6 inch diameter holes for exploration and reserve definition. The sample is recovered by a bailer, which provides a very high rate of recovery. The entire borehole is sampled and assayed as a requirement for State approval of mineral reserves. The first metre of drilling in overburden is composited to form one sample and subsequent samples are collected every 0.5 m until the alluvial gravel is intersected. It is not unusual to find pockets of grade within the overburden cover. Within the alluvial gravels a sample is obtained every 0.2 m until bedrock. Normally holes are extended 1 m to 2 m into the bedrock to ensure that the entire mineralised zone is sampled.

7.2.3 Mineral Reserve Estimation

The minimum commercial grade for the definition of mineral reserves is estimated using conversion tables based upon the thickness of overburden and alluvial gravels. The river channel is separated into mineral reserve blocks using the 200 m drill spacing and a cut-off grade is calculated and applied to each block. A regional economic grade is determined for each pacer deposit and the economic zones are defined. Balance reserve grades are reported only as recoverable gold >200 μm.

Losses and dilution are factored into the direct cost of mining the alluvial gravels. Planned losses are 5% to 10%, based upon factual average losses. Irgiredmet has calculated losses figures based upon research on gravity recovery of gold and losses figures have been approved by the GKZ. Dilution is typically high at 20% to 30% since gold concentrations are normally interspersed with unmineralised alluvial gravels. Low-grade gravels are always processed to achieve the maximum recovery of gold.

Summary plans are prepared showing the mineral resource blocks. The plans are colour coded for the year and type of mining in the schedule. The locations of boreholes are shown on the plan along with information on the thickness and grade of the gravels and the depth of overburden.

The GKZ approved mineral reserves for Lenzoloto are presented in Table 7.1.

Table 7.1: Lenzoloto Mineral Reserves at 1st January 2006

Category	Balance Mineral Reserves			Off-Balance		
	Volume (k m^3)	Grade (g/m^3 Au)	Gold (kg)	Volume (k m^3)	Grade (g/m^3 Au)	Gold (kg)
A+B	10,263	0.4	4,270	21,870	0.1	3,097
C_1	86,326	0.6	53,405	83,476	0.1	11,622
C_2	11,374	1.1	12,297	17,821	0.2	3,862
A+B+C_1+C_2	107,963	0.6	69,972	123,167	0.2	18,581

7.2.4 Mineral Resource Statement

Mineral reserves of the Lenzoloto gold deposits were defined using various gold cut-off grades. Cut-off grades are calculated for each deposit utilising recoverable gold and considering the pay gravel and overburden thickness. Mineral reserves have been reclassified using the terms and following the guidelines of the JORC Code. Both the balance and off-balance C_1 category mineral reserves are considered to be equivalent of JORC Code Indicated mineral resources. Off-balance C_2 mineral reserves are considered to be Inferred mineral resources. Lenzoloto gold deposit mineral resources at 1st January 2006 are presented in Table 7.2.

Table 7.2: Lenzoloto Mineral Resources at 1st January 2006

Category	Volume (k m^3)	Grade (g/m^3 Au)	Gold (kg)
Measured	32,133	0.2	7,367
Indicated	169,802	0.4	65,027
Measured + Indicated	201,935	0.4	72,394
Inferred	29,195	0.6	16,159

7.3 MINING AND PROCESSING

7.3.1 Mine Design

The Lenzoloto subsidiaries employ various mining methods, including: dredging for bulk, low-grade technogenic deposits; dozing for the smaller, higher-grade primary deposits; and conventional open pit/dozing in permafrost. The choice of method is a function of the physical conditions, gravel grade and economics. In general, dredging is used for the bulk, low-grade technogenic resources.

The depth of the primary deposits varies across the region. Nearer to Bodaybo, where placer mining has taken place for more than a century, the deposits are at depths of between 20 m and 70 m. In the centre of the region the depth is between 10 m and 20 m.

The mining methods employed at the sites visited by Micon were observed to be appropriate for the conditions and attributes of the deposits. However, there are likely to be areas where efficiencies could be improved with potential for reducing costs.

7.3.2 Ore Reserves

Ore reserves for mining operations within the Lenzoloto group are presented in Table 7.3. Ore reserves are adjusted for anticipated mining dilution and ore losses. Average mining dilution has been estimated to be 30%. The average mining losses during exploitation are estimated to be 6.7%.

Table 7.3: Lenzoloto Ore Reserves at 1st January 2006

Category	Volume (k m³)	Grade (g/m³ Au)	Gold (kg)
Proven	12,453	0.3	3,986
Probable	104,750	0.5	49,848
Proven + Probable	117,203	0.5	53,834

7.3.3 Production

Lenzoloto production statistics for years 2001 to 2005 and planned production for 2006 are summarised in Table 7.4.

Table 7.4: Lenzoloto Production

	2001 Actual	2002 Actual	2003 Actual	2004 Actual	2005 Actual	2006 Plan
Development Waste (k m³)	41,065	54,318	55,585	49,194	41,844	
Overburden Waste (k m³)	27,790	33,475	33,701	32,681	31,707	
Total Waste (k m³)	68,855	87,613	89,286	81,875	73,551	63,365
Total Gravel Washed (k m³)	13,129	14,993	13,271	13,153	10,737	
Gold Produced by Dredge (kg)	1,699	2,109	1,970	1,846	1,733	
Gold Produced by Bulldozer (kg)	5,754	6,015	6,037	5,387	4,473	
Gold Produced by Other (kg)	609	945	1,020	429	372	
Total Gold Produced (kg)	8,062	9,068	9,027	7,663	6,578	6,210
Average Gravel Grade (g/m³)	0.6	0.6	0.7	0.6	0.6	0.7
Stripping Ratio Overburden/Gravel	2.1	2.2	2.5	2.5	3.0	
Stripping Ratio Total Waste/Gravel	5.2	5.8	6.7	6.2	6.9	6.8

Total gold production has steadily declined from 9,068 kg in 2002 to 6,578 kg in 2005 and 6,210 kg planned for 2006. This reduction is associated with a similar decline in the volume of gravel washed rather than gravel grade. Actual gold production for 2006 to July was 1,543 kg, 24% of the plan for the year and less than the 32.9% for the equivalent period in 2005. Overburden and development waste volumes excavated have also declined, although there has been an increase in the overburden stripping ratio.

The declining production trends are exhibited by most of the subsidiaries. In 2005, two subsidiaries, JSC Svetly and JSC Lensib, accounted for 52% of the gold production with 31.3% and 20.7%, respectively. Four smaller subsidiaries accounted for 37.5% of gold production and three other subsidiaries the remaining 10.5%. The 2006 plan shows a similar distribution. Two subsidiaries ceased production in 2005 and a third is scheduled to cease in 2007.

The overall decline in production appears to have been due to a combination of the following factors: declining local resource availability; reduced profitability of some subsidiaries; and reduced equipment availability. The proportion of gold produced from bulldozer operations remained steady at 66% to 71%, so operation type does not appear to have been a factor.

Lenzoloto's forecast production schedule for 2007 to 2010 is summarised in Table 7.5.

Table 7.5: Lenzoloto Forecast Production

	2007	2008	2009	2010
Development Waste (k m^3)	37,060	39,810	37,965	33,595
Overburden Waste (k m^3)	35,155	37,760	40,560	37,740
Total Waste (k m^3)	72,215	77,570	78,525	71,335
Total Gravel Washed (k m^3)	9,695	10,635	11,455	12,030
Gold Produced by Dredge (kg)	1,440	1,440	1,410	1,920
Gold Produced by Bulldozer (kg)	4,770	5,030	5,390	5,450
Gold Produced by Other (kg)	240	230	200	130
Total Gold Produced (kg)	6,450	6,700	7,000	7,500
Average Gravel Grade (g/m^3)	0.7	0.6	0.6	0.6
Stripping Ratio Overburden/Gravel	3.6	3.6	3.5	3.1
Stripping Ratio Total Waste/Gravel	7.5	7.3	6.9	5.9

The decline in gold production since 2002 is projected to cease in 2007 and an increase in production is forecast thereafter. Again, this is related to a similar increase in gravel washed rather than grade, which in fact falls slightly from 2007. Overburden and development waste volumes excavated also increase from 2007 to 2009, and the overburden stripping ratio is initially higher, but it subsequently decreases.

Micon notes that Lenzoloto has not provided an implementation plan in support of its forecast to 2010 and that the forecast has not been approved by Polyus. Although the reserve presented in Table 7.3 indicates a surplus over the Lenzoloto production forecast, it consists primarily of low-grade technogenic deposits. In the absence of production and financial planning for this material beyond 2010, Micon has used the Lenzoloto forecast for its valuation.

7.3.4 Operations

Micon visited a number of operations of JSC Svetly, which has seventeen licence areas of which seven are currently producing. Three are dredging operations and four are bulldozer operations, including two open pits employing conventional blasting, shovel and truck methods for overburden removal. Svetly's operations are understood to be typical of the various mining methods employed by Lenzoloto's subsidiaries.

The three Russian dredges operate continuously for up to eight months per year. Commencing in March and ahead of dredging, the bulk of the overburden is removed and side-cast by dragline. The final overburden and gravel horizons are then dredged. The dredges are equipped with sluices for gold recovery.

Waste and overburden removal at the two open pits continues year-round and employs drilling and blasting of the frozen ground. However, the necessity for blasting is reduced during the summer. Russian electric shovels load the waste to a fleet of Belaz trucks for haulage to the dumps. Gravel is mined primarily by Russian bulldozers supplemented by some Komatsu bulldozers between June and October. Pay gravel is loaded by Russian excavators to Belaz trucks for haulage to the washing plants

The other bulldozer operations employ Russian draglines and excavators for removal of the overburden, which is side-cast, commencing in March. Gravel mining and washing takes place between June and October employing Russian and Komatsu bulldozers, which push the gravel to the sluices.

The gold bearing gravels from the bulldozer mining operations are washed using ten standard Russian scrubber, screen and sluice arrangements of various unit capacity and of various designs. The type of unit used depends on the gravel, gold size range and the type of operation.

Primary sluice concentrates from the dredge and bulldozer operations are collected daily and upgraded at centralised facilities using secondary sluices, shaking tables and hand finishing to a fineness of 770 to 950, depending on the deposit. Concentrates are transport to the refinery in Krasnoyarsk. Some primary sluice tailing washing is conducted by contractors using scavenger sluices.

Micon observed that much of the equipment utilised at the Svetly mining sites is old and probably requires early replacement. Analysis of equipment lists confirmed that this situation also applies to the other Lenzoloto subsidiaries. This is of concern at the forecast levels of earthmoving and gravel washing.

7.3.5 Outlook

As noted in Section 7.3.3, despite the reserve potential, Lenzoloto has only prepared a detailed five-year plan to 2010, which has not been approved by Polyus. Further study is required of the feasibility of mining additional reserves beyond 2010 and, in particular the capital investment required for equipment replacement.

7.4 INFRASTRUCTURE

7.4.1 Utilities

The operating sites are supplied by 35 kV and 6 kV lines from the VitimEnergo 110 kV grid; the typical site demand is 600 kW. Diesel generators are installed where necessary and for emergency supply in the event of a grid failure.

7.4.2 Services

Infrastructure at the subsidiaries' operating sites is by nature transitory and variable according to the type and location. Sufficient facilities are provided at the sites for workers' accommodation, equipment maintenance and fuel storage. The sites are serviced from the settlements in the area, such as Kroptkin and Marakan, where the subsidiaries' stores and workshops are based. Much of the major supply and equipment repair is conducted during winter when the operating sites are shut down.

Use is made of the LZRK subsidiaries Vitim Service and LenzolotoDortrans, located in Bodaybo, for purchasing, supply and transport services.

7.5 ENVIRONMENT, HEALTH AND SAFETY

7.5.1 Environmental Issues

7.5.1.1 Potential Impacts and Risks

The alluvial operations are of a design that is fundamentally the same as that adopted for many decades and the key issues associated with such operations are well documented, as follows:

- Whilst the operations are now managed in accordance with current regulatory requirements, management of surface waters (diversion of rivers, control of storm water run-off and management of abstractions and discharges) remain major challenges and the drainage system of the area is severely impacted by operations.
- Many of the areas currently operated by Lenzoloto are reworking sites that have been the focus of previous mining operations. These operations are invariably often faced with a severely degraded ecosystem before current working is started. Differentiating between the environmental impacts associated with the current operations and the long term impacts arising from historic operations is not always straightforward.
- Although the alluvial sediments are wet during working, dumps of waste (i.e. worked material) are often free draining and when dry can be prone to severe dusting.
- The licence conditions include a requirement for the eventual rehabilitation of the sites after cessation of operations and a recultivation project is to be submitted to the authorities two years before cessation of mining. Preliminary estimates of the work involved have been developed although, in practice, Lenzoloto has deferred almost all rehabilitation work pending a further evaluation of residual gold in the worked-out areas and an assessment of the feasibility of reworking these areas again.

  Whilst this policy is understandable in the short term, in the longer term the rehabilitation work will have to be initiated at some time. Micon also suspects that it will be extremely difficult to differentiate between areas disturbed by operations conducted under the terms of the current licence and areas within the same licence boundary that were worked historically.

As a consequence of the inherent nature of alluvial operations, combined with the extensive and ill-defined areas requiring rehabilitation, Micon considers the overall risk associated with environmental and social considerations at the alluvial operations to be high.

7.5.1.2 Management

Environmental management is the responsibility of the nine individual operating companies, most of which employ a Mine Ecologist who reports directly to the Chief Engineer and is responsible for the maintenance of all licences and permits, environmental controls, monitoring and supervision of environmental taxation payments.

Environmental management is designed solely to satisfy regulatory requirements and is reactive to requests from the regulatory authorities. The environmental control and monitoring programmes are developed on site and approved by the regulatory authorities; monitoring records are submitted to the authorities with little in-house interpretation primarily as the basis for calculating environmental taxes.

7.5.1.3 Compliance Status

Micon has not seen all of the operating licences, but a review of the licences for two of the larger operating sites indicates that:

- Separate licences are issued for bulldozer and dragline operations.
- The accompanying licence conditions are broadly comparable to those associated with licences for hard rock mining operations and include a general requirement to abide by regulatory requirements and a requirement to rehabilitate the sites after cessation of mining.

The original design for many of the alluvial operations pre-dates much of the current permitting requirements. Nevertheless, all operations are required to have licences and permits for water usage and discharges, waste management and air emissions based on technical projects completed in accordance with current standards. Micon confirmed that the two operating sites selected for detailed review have all the appropriate licences and permits in place.

Micon has reviewed these licences and permits, together with the corresponding monitoring data, and notes that monitoring data do not indicate any significant breaches of the conditions.

7.5.1.4 Financial Liabilities

No historic or planned costs associated with environmental management and monitoring for the combined alluvial operations were available for review. At the end of 2005, Polyus estimated that the total of closure and rehabilitation to current Russian standards (excluding redundancy payments) would be US$6.38 million. Micon considers this to be an underestimate. Micon recognises that the likely costs of closure and rehabilitation are difficult to estimate without a better definition of the areas involved; nevertheless, Micon would expect the total cost of closure and rehabilitation to exceed US$25 million.

7.5.2 Health and Safety

7.5.2.1 Management

Lenzoloto maintains a health and safety management system in accordance with current Russian practice and regulatory requirements. Lenzoloto maintains a basic programme for monitoring the working environment. This programme, which is approved by the regulatory authorities, includes monitoring of air quality and light, humidity, temperature and noise in enclosed working spaces.

7.5.2.2 Compliance Status

Accident statistics are available only from 2004, the year in which the current management assumed responsibility for the operation. The incidence of recordable accidents for all of the alluvial operations combined for 2004 and 2005 was 21 and 27, respectively, of which only one in each year was in the light category. However, there were no fatalities.

Micon considers that the low rate of recorded light accidents is low and probably reflects the practice whereby accident classification is initiated by qualified doctors and only a serious trauma is reported to medical personnel.

Monitoring records indicate that there have been no significant breaches of the statutory limits for potentially hazardous substances or noise.

Health monitoring of the workforce has identified some individuals as suffering from industrial diseases; fourteen such individuals were recorded in 2004 and twelve in 2005 (out of a total workforce of more than 5,000). No medical details of the nature of the disease are available, although no case was deemed serious enough to result in an inability to perform normal working.

The alluvial operations are operated according to current Russian good practice. Nevertheless, certain health and safety issues continue to require careful management. Although Lenzoloto has developed and implemented a health and safety management system, some weaknesses are all evident at the alluvial operations. Consequently, Micon considers that the risks associated with current standards of health and safety to be moderate.

7.5.2.3 Financial Liabilities

All costs associated with health and safety management are internalised in operating costs. Micon has identified no additional liabilities.

7.6 COSTS

7.6.1 Operating Costs

Lenzoloto actual unit operating costs per cubic metre of total volume mined and washed for 2003 to 2005 and plan for 2006 are summarised in Table 7.6.

The production and unit costs exclude four minor subsidiary operations, which ceased operating during the period 2003 to 2005 or are planned to cease in 2006. The general and administration cost includes refining, royalty and other taxes. The increase of 32.3% in unit cost per ounce between 2003 and 2005 compared to the increase of 11.6% in unit cost per cubic metre reflects the lower gravel grade.

Table 7.6: Lenzoloto Unit Operating Cost

Production/Cost Element	2003 Actual	2004 Actual	2005 Actual	2006 Plan
Production				
Waste Mined (k m^3)	68,028	64,462	66,568	63,365
Gravel Washed k (m^3)	10,737	10,825	10,125	9,290
Gold Produced (kg)	7,510	6,276	6,151	6,210
Unit Cost (US$/$m^3$ total volume mined and washed)				
Labour	0.37	0.38	0.39	0.45
Materials	0.25	0.26	0.28	0.21
Fuel	0.11	0.16	0.19	0.20
Power	0.06	0.06	0.07	0.08
Services	0.09	0.07	0.08	0.20
General and Administration	0.25	0.26	0.25	0.11
Total Unit Cost	1.12	1.19	1.25	1.25
Total Unit Cost (US$/oz gold produced)	366.44	444.65	484.94	456.55

The 2006 plan unit cost of US$1.25/$m^3$ does not reflect inflation of the order of 25%, as evidenced by Olympiada actual costs in the first quarter of 2006. The related 2006 plan decrease of 5.9% in unit cost per ounce reflects a reduced stripping ratio and higher gravel grade than 2005 actual. While the plan 2006 production is reasonable and some efficiency improvement could result from optimisation of the subsidiary operations, Micon suggests that the unit cost per cubic metre of total volume mined and washed should reflect some level of inflation. For its valuation, Micon has increased the unit cost by 12% to US$1.40/$m^3$. This would increase the unit cost per ounce to US$509.46/oz.

7.6.2 Capital Costs

The Lenzoloto capital cost forecast for 2006 is summarised in Table 7.7.

Table 7.7: Lenzoloto 2006 Forecast Capital Cost

Area	US$ million
Mine Equipment	4.30
Construction and Other	0.71
Exploration	2.49
Total	7.50

As noted in Section 7.3.4, much of the existing equipment fleet is in urgent need of replacement. Micon considers that the plan provision of US$4.3 million for equipment is inadequate for the immediate needs. For its valuation Micon has used total capital costs of US$11.1 million per year for 2006 and 2007, and US$7.4 million per year thereafter.

Lenzoloto has forecast the cost for closure and rehabilitation to be US$6.5 million. As noted in Section 7.5.1.4, Micon considers that this is inadequate and has used US$25 million for its model.

8.0 KURANAKH

8.1 INTRODUCTION

8.1.1 Location

The Kuranakh gold mine is situated in the Aldan District of the Republic of Sakha (Yakutia) in Eastern Siberia. The mine is located approximately 400 km south of the Yakutia capital city of Yakutsk, 250 km north of the transportation hub of Neringu and 40 km north of the service centre of Aldan. The town of Kuranakh is remote and access is by gravel road from either Yakutsk or Neringu via Aldan. The locations and features of the area are shown in Figure 8.1.

A small community has developed close to the main operating facilities with a population of approximately 10,000, of which approximately 2,100 are employed at the mine. Except for public and private sector services the only other industrial activity is alluvial mining in the Kuranakh valley adjacent to the town and process facilities. The alluvial mines are not part of the Polyus operations.

The topography in and around the mine lease area is characterised by broad valleys surrounded by hills that range to a maximum height of approximately 450 m. Beyond the mine area the hills are vegetated mainly by coniferous forests. The deposit lies at an elevation of 400 m. The main surface water feature is the Kuranakh River that flows northward close to the town of Kuranakh and the process plant, to its confluence with the Aldan River. A number of ephemeral tributary streams, only flowing during the spring thaw season, arise in the mining area. The climate is typically continental with winter temperatures down to –50°C and dry hot summers with temperatures to +30°C. The mine is located south of the permafrost region.

8.1.2 Overview

Kuranakh has been in production for over 40 years, during which time some 60 Mt of ore have been processed. Kuranakh mineral reserves are contained in eleven separate orebodies that cover a strike length of 30 km. Oxide ore is currently mined from four separate orebodies by means of shallow open pits and is trucked up to 22 km to the plant. Over time a large inventory of low-grade mineralisation has been stockpiled adjacent to some of the open pits and this may provide feed to large scale heap leaching operations that are currently under consideration. However, the stockpiles are still in principal owned by the original mine operators and Polyus will require a licence before these reserves can be developed.

The processing plant has been in operation since 1965 and currently employs cyanide leach and resin-in-pulp gold recovery technology. Initially the plant used zinc precipitation but in 1974 the plant was updated to RIP and the capacity was increased to 4 Mt/a. However, constraints to the supply of suitable grade feed and plant availability have limited the treatment rate to 3.0 Mt/a to 3.5 Mt/a and gold production to approximately 3 t/a to 5 t/a. In addition, a trial heap leach project, which commenced operation in the 1990's, currently treats approximately 300 kt/a of low-grade ore. Modifications designed to increase plant throughput to 4.5 Mt/a and to increase the heap leaching capability ultimately to 10 Mt/a are in progress.

Figure 8.1: Kuranakh Area Location Map


N
to Yakutsk
Tommot
Kuranakh
ALDAN
to Tynda
Mineral Deposit
Regional Center
Town/settlement
Road
Railway
50
0
25
50
Km

8.2 MINERAL RESOURCE

8.2.1 Geology

The Kuranakh gold deposit are hosted by a sequence of Proterozoic to Mesozoic arenaceous and argillaceous sediments up to 600 m thick, which cover the southeastern edge of the Archean Siberian platform. The Siberian platform is in turn, made up of highly deformed and altered Archean gneisses, granulites and granites and the Proterozoic sediments are generally thought to have been thrust over the Archean basement from the east during the Late Jurassic. Cambrian sediments were deposited in a series of shallow ocean basins characterised by the extensive development of carbonate reef facies and shallow basinal sediments with carbonaceous, siltstones and fine sandstones. Regional uplift and volcanism during the Devonian resulted in the development of a series of structural features, including horst and graben structures in the underlying basement. Later volcanism towards the end of the Jurassic resulted in the development of a magmatic arc setting in the south of the Aldan Shield and associated volcanism throughout the region. The geology of the Kuranakh deposit is presented in Figure 8.2.

Figure 8.2: Geology of the Kuranakh Deposit


N
Severnoe
Porphyrovoe
Yakokutskoe
Bokovoe
Kavanoe
Dorozhnoe
Novoe
2.5
0
2.5
5
Km

The Kuranakh gold mineralisation occurs within a broad linear graben occupied by a sequence of the Jurassic Yuhtinskaya Formation sandstone. The mineralisation is located immediately above the contact between the sandstone and the underlying Cambrian limestone sequence. The sandstone varies between 40 m and 70 m thick and, at the contact, is intermixed with limestone rubble and breccia. In a number of areas, well developed karstic sinkholes have also developed in the upper surface of the limestone. Cross sections of the Kuranakh deposit are presented in Figure 8.3.

The largest concentration of gold mineralisation is located in the central area where a number of structures intersect around the Yakokutskoe, Tsentralnoe and Porfirovoe orebodies. South of this area the orefield appears to split into southwest and southeast limbs, each of which hosts smaller mineralised zones. The orefield pinches out to the north. The Severnoe orebody is the most northerly of the currently defined deposits.

Figure 8.3: Cross Sections of the Kuranakh Deposit



800m
600m
400m
South
North
Bokovoe
Porpyrovoe
Severnoe
West
East
Novoe
Kanavnoe
Dorozhnoe
2.5
0
2.5
5
Km

The mineralised zones occur as a series of lenses of metasomatic alteration that are elongated to the north-northwest. The mineralised zones are aligned parallel to the main structure features and are occasionally disrupted by cross cutting faults.

The thickness of the mineralised zones varies from less than one metre to more than 50 m and generally, occurs towards the base of the sandstone sequence, near the upper contact with the weathered limestone. The clay content of the mineralisation varies from less than 1% to over 40% and extensive weathering has destroyed all sulphide minerals. The major mineral present is quartz which makes up between 40% (Tsentralnoe) and 85% (Porfirovoe) of the total. The clay content is inversely proportional to the quartz content. Iron hydroxides are present in varying amounts, but average 13%. Gold is fine grained, occurs as free particles and is associated with iron oxide minerals, principally goethite, indicating that gold was deposited along with pyrite prior to weathering.

8.2.2 Exploration

Alluvial gold production from the Aldan region began in the 1920's and prospecting and mapping of bedrock exposures in alluvial workings during the initial stages of exploration probably led to the discovery of the Kuranakh gold mineralisation. Exploration of the bedrock gold deposits began in the early 1950's and continued up to 2000. The primary method of exploration has been churn drilling supplemented by pitting and shaft sinking. To date more than 1,007,905 m of churn drilling has been completed in 38,265 holes. In addition some 1,500 diamond drill holes and at least 17 reverse circulation drill holes have been completed on the property. More than 1,353 pits have been sunk totalling 20,588 m to support the drilling and define mineral reserves. Exploration has been directed at 14 different prospects and GKZ approved balance reserves have been calculated for 11 deposits.

Churn drilling is accomplished using a cable percussion tool equipped with a bailing tool for recovering sample material. It is normally used to evaluate unconsolidated deposits, particularly alluvial gold deposits and is limited in its capacity to penetrate boulder gravel and indurated materials. Churn drilling is an open-hole method and to prevent contamination of sample materials casing is driven closely behind the hammer.

The reliability of churn drilling has been investigated by drilling at least 17 twin reverse circulation holes, 154 twin diamond drill holes and 43 shafts.

Samples were collected at one metre intervals from drill holes. Within the mineralised horizons all drill samples were analysed for gold. Beyond the mineralised zone only every other sample was assayed. If the alternate samples were found to contain gold then the remaining samples were sent for assay. Pit and shafts were sampled on the north and south walls and the average of two fire assays was used for reserve calculations.

Samples are fire assayed with a gravimetric finish. Standards and blanks are routinely assayed at the laboratory as part of GKZ-required quality control protocol. The quality control protocol also includes samples from the geology/production department that are routinely re-assayed at both the site laboratory and at the Aldan Geology laboratories in Aldan, which is an external, local government facility.

A study of bulk density of the mineralisation was undertaken in the 1950's, which led to the average assumed for all orebodies of 1.85 t/m^3. In 1997 bulk density was reviewed by Aldanzoloto and Echo Bay Mines using samples derived from diamond drilling. The investigation confirmed the results used for the calculation of balance reserves, which range from 1.61 t/m^3 to 1.97 t/m^3.

8.2.3 Mineral Reserve Estimation

Kuranakh mineral reserves are defined by churn drill holes drilled at 20 m intervals along lines that traverse the width of the mineralised zone. Initially mineralised zones are prospected with drill lines spaced at 200 m intervals. Fill-in drilling on lines at 100 m intervals is used to calculate mineral reserves but mineralised zones are eventually drilled on lines at 50 m intervals prior to mine planning. Detailed production drilling takes place on a 5 m x 5 m up to 7 m x 7 m grid prior to exploitation.

Mineral reserves were calculated using the GKZ prescribed sectional method. Mineralised zones were outlined on cross sections and the volume of the mineral reserve block was calculated by multiplying the mean mineralised area of adjacent sections by the distance between sections. A cut-off grade of 1.0 g/t Au was used to delineate balance mineral reserves. Some stockpile material is included in the mineral reserves and this material has been selected using a cut-off grade of 0.6 g/t Au. The maximum waste interval included in mineral reserve composites is 5 m. Block gold grades are calculated by weighting the length weighted average of borehole intercepts on each section by the area of mineralisation outlined on adjacent sections. Where appropriate block grades were reduced using the assay top-cut method (Kogan method) described for the Olympiada deposit.

Mineral reserve blocks that were defined by drilling on lines spaced at either 50 m or 100 m intervals were classified as C_1 category. Blocks defined by drilling on lines greater than 100 m apart were assigned to the C_2 category. Grade control is achieved utilising blastholes drilled on 5 m x 5 m to 7 m x 7 m patterns. Final ore zone outlines are determined from this data and the new mineral reserve outlines are reconciled with the balance reserves.

GKZ approved mineral reserves, plus stockpiled material for the Kuranakh gold deposit are presented in Table 8.1.

Table 8.1: Kuranakh Mineral Reserves at 1st January 2006

Category	Balance Mineral Reserves			Off-Balance		
	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
B	615	3.4	2,099	197	2.6	508
C_1	54,803	1.9	105,666	105,633	0.9	94,855
C_2	4,263	1.8	7,522	3,076	1.1	3,245
$B+C_1+C_2$	59,681	1.9	115,287	108,906	0.9	98,608

8.2.4 Mineral Resource Statement

Mineral reserves of the Kuranakh gold deposit were defined using a cut-off grade of 1.0 g/t Au. They have been re-classified using the terms and following the guidelines of the JORC Code. Both the balance and off-balance B category materials, plus the stockpile material are considered to be equivalent of JORC Code Measured mineral resources. Similarly all in situ C_1 category mineral reserves are considered to be Indicated mineral resources. C_2 mineral reserves are considered to be Inferred mineral resources. Kuranakh gold deposit mineral resources at 1st January 2006 are presented in Table 8.2.

Table 8.2: Kuranakh Mineral Resources at 1st January 2006

Category	Tonnage (kt)	Grade (g/t)	Gold (kg)
Measured	1,762	1.9	3,307
Indicated	160,436	1.3	200,521
Measured + Indicated	162,198	1.3	203,828
Inferred	7,339	1.5	10,767

In addition to the mineral resources of Table 8.2, a large volume of stockpiled low-grade material is present at Kuranakh that may be amenable to heap leach processing. This material, which totals nearly 100 Mt is currently under licence to the previous mine operators. Polyus is of the opinion that it will acquire the right to process this stockpiled material in the near future.

8.3 MINING

8.3.1 Mine Design

The orebodies which comprise the Kuranakh gold mine are located over a distance of 30 km. Mining is conducted in a series of shallow open pits from which ore is excavated utilising conventional drill, blast, rope shovel loading and truck haulage technology. Although eleven mineralised zones have been outlined only four are currently permitted for operations. Currently the Yakokutskoe, Severnoe and Kanavnoe orebodies are being exploited. Ore haulage distances from these pits to the ROM stockpile range up to 22 km and average approximately 16 km.

The ore is generally flat lying and ranges to 50 m thick such that the pits tend to be broad but shallow. The deepest pit does not exceed 70 m. The current pit operations utilise 10 m high working benches with 65° face angles and 7 m wide safety berms which yield an inter-ramp slope of 41°. The travel surfaces for the pit haulage roads are designed 18 m wide and are suitable for the mine's haulage fleet.

8.3.2 Ore Reserves

Russian mineral reserves are converted to operational reserves upon conducting a mine planning study that considers both technical and economic parameters. Ore loss and dilution factors are developed for each mineral reserve block based on a systematic assessment of orebody configuration and operational considerations. Prior to exploitation detailed mining plans must be developed and approved by the GKZ. Operational plans have been approved for the Kanavnoe, Porfirovoe, Severnoe and Yakokutskoe deposits and form the basis of the Kuranakh ore reserves presented in Table 8.3.

Table 8.3: Kuranakh Ore Reserves at 1st January 2006

Orebody	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Waste (k m^3)	Waste + Ore (k m^3)	Strip Ratio (m^3/t)
Kanavnoe	9,451	1.5	14,195	60,847	67,920	6.4
Porfirovoe	1,304	2.4	3,109			
Severnoe	10,642	1.8	18,896	14,992	22,453	1.4
Yakokutskoe	10,479	1.4	15,011	35,156	42,400	3.4
Total Probable	31,876	1.6	51,211	110,995	132,773	3.5

The ore reserves of Table 8.3 were derived from C_1 category balance reserves and represent less than half of the Kuranakh high-grade balance mineral reserves. Mine planning studies are in progress for the Tsentralnoe and Delbe deposits and are planned for the remaining deposits. In addition planning is underway to mine and process low-grade material by heap leaching and some 300 kt will be treated during 2006.

Micon has followed the guidelines of the JORC Code in re-classifying Kuranakh operational reserves as JORC Code-equivalent ore reserves. The ore reserves as presented in Table 8.3 comprise only operational reserves since the lack of formal mine plans precludes inclusion of the remaining mineral reserves.

8.3.3 Production

The Kuranakh mine has been in production for more than 40 years during which some 65 Mt of ore have been processed. The existing plant has been operating since 1965 however the processing technology has been updated since the plant was initially installed and the capacity has been increased to the present capacity of 4 Mt/a.

Gold production from the pits has originated from eleven orebodies of which none are considered by the mine staff to be fully depleted of mineable reserves. A large inventory of principally low-grade mineralisation has accumulated in numerous stockpiles near the rims of the operational pits but these stockpiles are still, for the most part, owned by the original operator of the mine.

The production profile over the past 30 years is graphically illustrated in Figure 8.4. The grade of the pit and stockpile ore mined generally declined until 1997 after which it stabilised at about 1.5 g/t Au. Since 1992 re-handling of material from the pit rim stockpiles has represented approximately 47% of total pit and stockpile ore mined and therefore a significant portion of the material processed by the mill.

Figure 8.4: Kuranakh Mine Production



Quantity mined (km3 or kt)
Grade, g/t Au
pit ore mined, kt
pit ore+waste mined, km3
stockpile ore mined, kt
pit ore + stockpile grade, g/t Au
14000
12000
10000
8000
6000
4000
2000
0
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Forecast production is based on a medium term mining plan for years 2006 to 2010 that was derived from the GKZ approved operational reserves, plus a long term plan that utilises mineral reserves that will be submitted for exploitation approval during the second half of 2006. The medium term plan is presented in Table 8.4.

Table 8.4: Kuranakh Medium Term Mine Production Plan

Year	2006	2007	2008	2009	2010
Total Volume (k m^3)	11,308	14,438	17,067	18,642	18,642
Waste (k m^3)	9,190	12,320	14,420	15,995	15,995
Process Plant					
Ore (kt)	3,600	3,600	4,500	4,500	4,500
Grade (g/t Au)	1.3	1.5	1.5	1.6	1.6
Gold (kg)	4,752	5,352	6,943	7,120	7,120
Heap Leach					
Ore (kt)	300	500	1,000	2,500	3,800
Grade (g/t Au)	0.6	0.8	0.8	0.8	0.8
Gold (kg)	190	385	770	1,950	2,880
Total Gold (kg)	4,942	5,737	7,713	9,070	10,000

8.3.4 Operations

The ore is drilled on closely spaced patterns ranging from 5 m x 5 m to 7 m x 7 m for grade control purposes, however both the ore and waste mined is generally soft and in the summer months can be excavated without blasting. During the winter months the ore and waste is blasted. Overall approximately 65% of the material can be mined without blasting.

At the present time the major mine equipment consist of five 250 mm drills (two foreign and three older Russian models), four 6 m^3 to 10 m^3 shovels/excavators, four older 5 m^3 to 10 m^3 shovels, four 4 m^3 to 8 m^3 loaders, six bulldozers, eleven 120 t trucks, and fourteen 55 t trucks. In addition the mine has twelve 30 t trucks that were used to haul heap leach material. However, these trucks will be phased out and scrapped by the end of 2006. The mine has also purchased six new 120 t trucks and twelve new 55 t trucks of which half of each type is scheduled for delivery during the third quarter of 2006.

Cycle times for the trucks carrying ore between the pits and the mill vary according to the haulage distance and range between 35 minutes for the closest pit at 9 km and 1.5 hours for the farthest pit at 24 km. Maximum speed within the pits is 10 km/h and 40 km/h on the haulage road to the mill.

8.3.4 Outlook

The current workforce is very high by Western standards, totalling nearly 2,100 personnel, which includes approximately 200 in management and administration, 700 in the mining, transportation and maintenance departments, 500 in the processing department and 860 support staff. Staff turnover was about 22% in 2005 and while this is very high, most of it is due to the ease of finding better paying jobs elsewhere in Russia at this time. Since taking over the mine in 2005 Polyus has begun slowly reducing the workforce and also increasing the wages of the remaining employees in order to reduce the staff turnover. In addition the regular and auxiliary employees the company has a number of contractors. The contractors are employed in either the same pits as the company employees or in separate pits and are being utilised to increase waste stripping and ore production.

The current plan is to increase mill feed production from the present nominal 3.6 Mt/a to 4.5 Mt/a. This will be achieved through development of new deposits such as Tsentralnoe, Delbe and others. In addition it is planned to expand heap leach operations in stages from the present treatment rate of 300 kt/a to 1 Mt/a by 2008 and 8 Mt/a by 2012. Heap leach material will continue to be derived from existing open pits but it is anticipated that a significant source of feed will be secured when agreements are concluded regarding the existing stockpiles on the property that total nearly 100 Mt containing approximately 68 t of gold.

8.4 PROCESSING

8.4.1 Process Design

Although the Kuranakh gold mine started in 1958, the processing facility at the mine site only commenced operation in 1965. Prior to this date, ore was transported approximately 170 km to another plant for processing.

The original operation, which had a design operating capacity of 1 Mt/a utilised cyanide leaching and zinc precipitation technology to recover gold and silver from the ore. In 1974 RIP replaced the zinc precipitation circuit. A number of subsequent expansions and circuit modifications were made and by 1991 the nominal annual plant capacity was 3.6 Mt/a.

The plan plant capacity is 3.6 Mt for 2007 and 4.5 Mt/a thereafter. The forecast metallurgical recoveries are 85% for 2007 and 87% for 2008 and beyond. Relatively minor capital projects aiming at de-bottle necking the processing facility should allow the forecast increase in production capacity. The expansion will include the installation of a primary crushing facility and automation and modemisation of the milling sections.

A demonstration heap leaching operation has been investigated at the mine site for the past nine years. The present facility utilises a permanent pad which is loaded in the April and May, leached in the summer, and rinsed and offloaded to a waste rock pile in October. The current operation targets an annual capacity of 300,000 t of ore containing 1.1 g/t Au.

8.4.2 Process Description

The feed to the existing plant is either supplied directly from the mine or from a nearby ROM blending stockpile. The ROM ore typically contains 25% to 50% of clay. Rocks +400mm are removed from the plant feed and remaining material is fed via storage bins to two of three primary and secondary grinding circuits. Autogenous grinding mills, operating in open circuit, feed secondary ball mills operating in closed circuit with spiral classifiers and hydrocyclones for a product size of 70% passing 0.16 mm.

A third stage of grinding, comprising two parallel ball mills operating in closed circuit with hydrocyclones, reduces product size to 95% passing 0.16 mm. The tertiary hydrocyclone overflow is further classified with hydrocyclones. The coarse product, comprising about 20% of the feed, is routed to the sands circuit, while the fine material feeds four leach thickeners. Cyanide is added to the grinding section and Kuranakh estimates that up to 80% of the leachable gold is extracted before the leach thickeners.

The sands circuit comprises a train of agitation leach tanks followed by cyclones and spiral classification to de-water the solids phase, which is then pumped to tailings. The leach solution is recycled to the tertiary grinding circuit.

Thickened slurry is pumped to the RIP gold adsorption circuit comprising three parallel lines of ten air agitated leach columns. The slurry exiting the adsorption circuit is treated to remove residual cyanide and pumped to the tailings dam.

The loaded resin is washed with process water, treated with sulphuric acid to remove base metals and then precious metals are desorbed from the resin with thiourea. The gold and silver is recovered by using electrowinning and smelted in an electric furnace to produce doré.

The heap leach feed is crushed to minus 150 mm and agglomerated in a drum using cement. The agglomerated material is loaded onto the lined leach pad using grasshopper type conveyors and a stacker. Leach solution containing NaCN is sprayed onto the heap.

Gold is recovered from the pregnant solution in a carbon absorption, desorption and regeneration plant which is located adjacent to the leach pad. The plant comprises a series of three carbon columns, Zadra-type elution circuit and electrowinning cells.

8.4.3 Production

Actual plant production for 2000 to 2005 is summarised in Table 8.5.

Table 8.5: Kuranakh Plant Production

Year	2000	2001	2002	2003	2004	2005
Plant Feed (kt)	3,036	2,715	3,143	3,572	3,528	3,162
Gold Feed Grade (g/t Au)	1.41	1.33	1.41	1.53	1.56	1.47
Plant Recovery (%)	85.7	83.9	86.1	85.9	87.7	86.9
Recovered Gold (kg)	3,680	3,021	3.824	4,694	4,836	4,050

Actual heap leach production history from 2000 to 2005 is summarised in Table 8.6.

Table 8.6: Kuranakh Heap Leach Production

Year	2000	2001	2002	2003	2004	2005
Heap Leach Feed (kt)	76	32	114	200	201	129
Gold Feed Grade (g/t Au)	1.33	1.30	1.29	1.30	1.13	1.14
Plant Recovery (%)	56	52	73	64	64	62
Recovered Gold (kg)	56	22	108	166	146	91

Year 2005 was abnormal: the lower than planned tonnage processed was due to the change in ownership.

8.4.4 Other Facilities

Tailings are transported by gravity using a 3.5 km pipeline to a storage facility constructed in a valley formed by a tributary stream of the Kuranakh River. The facility is of upstream construction, designed by Vnipigortsvetmet (VNIPI), and consists of three dam walls; two of 10 m and 11 m at the upstream end and one approximately 50 m high at the downstream end.

The main downstream dam was constructed initially of concrete and rocks and then successively raised to its present height. With an increase of 7 m to the final design height, there is sufficient capacity for in excess of 10 years operation. It is planned to raise the dam height by 3 m in 2006.

Tailings are discharged *via* spigots in the pipeline around the dam. There is an extensive beach and a large freeboard volume for retaining snow melt water. There is no discharge of decanted water from the dam surface; water is abstracted using boreholes around the circumference of the storage facility and pumped to the ore processing plant. This mode of operation is designed to isolate the dam from the underlying aquifer and prevent migration of contaminated water.

8.4.5 Outlook

Tenders for the expansion project are planned to be issued to a number of local and international engineering companies.

Kuranakh proposes to process 0.3 Mt by heap leaching in 2006, increasing to 8.0 Mt by 2012. Forecast feed grade is 0.9 g/t Au and forecast recovery is 70%. However, in the absence of an appropriate implementation plan and feasibility study, Micon has not included this option in its valuation.

8.5 INFRASTRUCTURE

8.5.1 Utilities

Electricity is provided by a 220 kV power line and dedicated sub-station. Typical annual consumption is 137,000 MWh. A coal-fired station provides power to the general area although construction of a hydroelectric station is planned by the generating company. A coal fired boiler provides heating for the mine and local township.

Fresh water is supplied to the mine and local settlement from a number of local bore holes. Industrial water is also abstracted from the Kuranakh River.

8.5.2 Services

The following main services and facilities are established at the site:

- Laboratory and office buildings.
- Fuel storage depot.
- Vehicle and equipment storage areas.
- Vehicle and mobile equipment maintenance shop.
- Secure warehouse for sodium cyanide, located approximately 2 km from the process plant.
- Medical centre; full medical facilities are located at Aldan, approximately 30 minutes away by road.

Employees live in the local town of Kuranakh, located close to the main operating facilities. Kuranakh has a population of approximately 10,000, of whom approximately 2,100 are employed at the mine.

8.6 ENVIRONMENT, HEALTH AND SAFETY

8.6.1 Environmental Issues

8.6.1.1 Potential Impacts and Risks

The Kuranakh mine is located in a region of low environmental and social sensitivity. However there is some potential for the operations to impact on the Kuranakh River, which is at the head of a major river system, and the nearby community.

The open pits, having a maximum depth of approximately 70 m, are well screened by forest, which encroach to the edge of the open pits and roadways. There is a relatively small use of explosives and Micon considers the impact of noise outside the mining area is likely to be low.

Emissions to air arising from material handling operations, vehicle movements and from the coal fired heating plant have a low and localised impact.

Kuranakh is licensed to abstract water from the Kuranakh River and from boreholes. There is no direct discharge of domestic or process waste water to the river.

In general, Micon considers the overall risk associated with environmental aspects of Kuranakh operation to be low. Nevertheless, there is a potential for pollution of the Kuranakh River and underground water arising from accidental release of process liquors, tailings slurry, chemicals or fuel. Potentially hazardous materials used in the mining and processing plant include explosives, fuels and chemicals, including sodium cyanide. The risks of accidents can be mitigated using appropriate management techniques.

8.6.1.2 Management

Environmental management is the responsibility of the Chief Ecologist with support of the laboratory for sanitary ecology and works safety. The management system is focussed on regulatory compliance in accordance with Russian practice. Impact assessment reports are prepared annually along with declarations of emissions to air, water use and discharge and waste production and storage. These are the basis for calculating tax payments rather than a means of measuring environmental performance.

Emissions at the coal fired heating plant are measured every three years; the last measurement in 2003 indicated a typical level of dust capture for the cyclone gas cleaning system used.

There is a comprehensive programme of underground and surface water monitoring.

In Micon's opinion the facilities for spill containment at the main fuel storage tanks are inadequate and not in compliance with good practice. However one large tank is always maintained empty for emergency use.

Sodium cyanide and explosive materials are stored within guarded, fenced compounds approximately 2 km and 7 km from Kuranakh respectively.

Tailings slurry is treated with calcium hypochlorite to reduce the concentration of cyanide before transportation via pipeline to the storage facility. Active since 1977, the facility has sufficient capacity for a further ten to thirteen years operation at the present production level. There is no discharge of water from the dam. Water is abstracted via a system of boreholes, around the circumference of the facility and pumped to the process plant. This mode of operation is designed to isolate the dam from the underlying aquifer. Safety inspections are by the authorities based in Aldan and annually by specialist engineers from the Mekhanobr Institute, St Petersburg. According to Polyus there have been no accidents or incidents since the dam was constructed. Micon considers the facilities to be managed appropriately with adequate inspection procedures.

Overburden and waste rock are stored close to the open pits but without specific measures for control of sediment in run-off water. The rock has low concentrations of sulphur and therefore limited potential for acid generation.

The heap leach is constructed over an impermeable base consisting of clay and geomembrane liner. However liquor storage tanks and pumps are installed on an unpaved area creating potential for contamination of the ground. At the end of the leaching cycle the depleted ore is rinsed with water before spreading on the ground near the tailing storage pond under the agreement of the MNR. If the trial is extended to larger scale better design of the liquor handling facilities and other techniques for storage of waste material will be necessary.

8.6.1.3 Compliance Status

The company holds valid licences for subsoil use (for each of eleven orebodies), water use, generation and storage of waste and use and storage of hazardous materials. A licence and permit for permissible emissions to atmosphere is currently under renewal following a study to establish the normative emission levels completed this year. The licence for storage of fuel is also under renewal.

Micon has reviewed results of water monitoring in 2005, which indicate cyanide concentrations below the fishery water and domestic water quality standards in Yakutia and no significant impact on the Kuranakh River or underground water.

There is no ongoing rehabilitation work except for collection and storage of waste materials.

8.6.1.4 Financial Liabilities

Annual expenditure on environmental management and monitoring is US$0.93 million. As at the end of 2005, Polyus estimated the cost of closure rehabilitation to be US$18.33 million. Micon considers this to be an adequate provision.

8.6.2 Health and Safety

8.6.2.1 Management

The company's health and safety management is based on numerous Federal Laws, regulations, rules and instructions together with some procedures developed in-house and approved by the regulatory authorities.

All new employees receive medical examination on commencing employment and subsequently either every two years for mining and general workers or annually for workers involved in the use of toxic chemicals. General personal protective equipment is provided with more specialised equipment for specific working areas or tasks. Training is according to Federal regulations and instructions.

8.6.2.2 Compliance Status

There have been seven recorded accidents during the last four years, including two in the first half of 2006, but no fatalities. Micon considers this a relatively low number by Russian standards and for a workforce, including contractors, totalling 2,500 employees.

An official inspection in 2005 indicated that cyanide concentrations in the process plant atmosphere were mainly below the maximum permissible limit for eight-hour working exposure. However repair and improvement of the ventilation systems is one of the main actions for the 2006 safety plan. The general level of lighting in the process plant is below standard.

The routine health assessments are designed to detect early signs of occupational diseases and there are procedures for moving employees to other work if necessary. According to Polyus there are no cases recorded at present.

In Micon's opinion health and safety is given a high priority and the general conditions in the mine and process plant are reasonable. However some examples of hazards and lack of awareness typically found in similar operations in Russia were observed.

8.6.2.3 Financial Liabilities

By law a minimum of 0.1% of the company profits must be spent on measures for health and safety protection. Micon has not identified any significant liabilities.

8.7 COSTS

8.7.1 Operating Costs

Kuranakh actual unit operating costs per cubic metre of total volume mined for 2005 and plan for 2006 are summarised in Table 8.7.

Table 8.7: Kuranakh Mine Unit Operating Cost

Element	Unit Operating Cost (US$/m^3 total mined)	
	2005 Actual	2006 Plan
Labour	0.13	0.10
Materials	0.37	0.45
Other	1.76	0.15
Total Direct	2.26	0.70
General	4.29	2.40
Total	6.55	3.10

The planned decrease of 52.7% in mine operating cost will result from the cost cutting programme initiated at the end of 2005 and the planned 2% increase of material mined.

Ore transport is a major cost element at Kuranakh and costs were presented independently of mining and processing costs. Actual transport costs for 2005 and planned costs for 2006 are presented in Table 8.8.

Table 8.8: Kuranakh Ore Transport Unit Operating Cost

Element	Unit Operating Cost		
	(US$/t-km ore)		US$/m³ total mined
	2005 Actual	2006 Plan	2006 Plan
Labour	0.02	0.01	0.86
Materials	0.08	0.09	0.11
Services	0.03	0.01	0.14
Total Direct	0.13	0.11	1.11
General	0.09	0.05	0.45
Total	0.22	0.16	1.56

Actual process operating costs for 2005 and plan for 2006 are summarised in Table 8.9.

Table 8.9: Kuranakh Process Unit Operating Cost

Element	Unit Operating Cost (US$/t ore)	
	2005 Actual	2006 Plan
Labour	0.58	0.51
Materials	1.89	1.89
Services	0.04	0.20
Power	2.12	2.21
Total Direct	4.63	4.80
General	1.60	1.50
Total	6.23	6.30

The planned increase of 1.1% in process operating cost reflects the net of inflationary increases and the planned 13.9% increase in ore processed.

Based on its review of the actual operating cost trends and the current Aldanzoloto forecasts, Micon has used the nominal unit costs at the full production rate of 4.5 Mt/a presented in Table 8.10 for its valuation:

Table 8.10: Kuranakh Forecast Unit Operating Cost

Area	Unit Cost
Mine (US$/t ore)	5.06
Ore Transport (US$/t ore)	3.52
Process (US$/t ore processed)	5.85

Actual general and administration cost, including services from external groups, for 2005 was US$5.818 million. The Aldanzoloto plan cost for 2006 is US$5.418 million. Micon has used the plan cost for its valuation.

8.7.2 Capital Costs

Actual capital expenditure in 2005 was US$4.29 million. The Aldanzoloto forecast for 2006 is summarised in Table 8.11.

Table 8.11: Kuranakh 2006 Forecast Capital Cost

Area	US$ million
Mine Development and Equipment	2.20
Plant Upgrade, Construction and Equipment	2.45
Total	4.65

The LOM capital cost forecast is US$96.4 million, of which US$72.47 million is for additional and replacement mining equipment and trucks and US$15.51 million is for plant upgrades. Aldanzoloto has forecast the cost for closure and rehabilitation to be US$7.5 million.

Micon has used the Aldanzoloto forecasts for its valuation.

9.0 NATALKA

9.1 INTRODUCTION

9.1.1 Introduction

The Natalka gold deposit is located in the Tenkin district of the Magadan Region of northeast Russia, approximately 400 km northwest of the city of Magadan and 130 km from the district centre Oust Omchak. Access to the mine site from Magadan is via 60 km of sealed road and gravel road. The nearest communities are the villages of Matrosova and Omchak that lie 3 km west of the mine and host some 3,000 people and Oust Omchak with a population of 5,000. Mining and the public service sector form the basis of the local economy together with some small scale hunting and fishing. The locations and features of the area are shown in Figure 9.1.

The Tenkin district covers the Chukchi highlands, which is characterised by a dendritic pattern of upland areas and deeply incised valleys. Valley bottoms range from 750 m to 1000 m above sea level and the surrounding mountains range up to 1,600 m. Natalka is located in the permafrost zone, which ranges to depths of 180 m to 350 m. In summer the surface thaws to depths from 1 m to 5 m. The average annual temperature in the region is sub-zero with extreme temperatures as low as –50°C in January and February. Summers are cool and generally cloudy with rain and mist. Maximum summer temperatures vary from 10°C to 15°C.

The Natalka deposit area is 600 km from the seismically active region of Kamchatka and 200 events have been recorded since 1967. Thirty events measured equal to or greater than 3 on the Richter scale, though none have exceeded a magnitude of 5.

9.1.2 Overview

Mining of the Natalka deposit began in 1945 on the Matrosov mine using conventional underground stoping methods. The upper levels of the veins were originally accessed through adits located above the valley floor however access to more recent stoping areas was via shafts. A processing plant built in 1972 treated approximately 0.5 Mt/a of ore, producing up to 0.75 t of gold per year. The operation used centrifugal gravity processing and mercury amalgamation but later changed to flotation and cyanide leaching.

Between 1990 and 2004 a number of small open pits were developed to supplement ore feed to the mill. All mining operations ceased in 2004 to enable Polyus to undertake a major review of the project geology and to conduct an exploration programme aimed at developing the full resource potential of the deposit. This exploration programme is nearly complete and the results indicate a substantial increase in the mineral reserves of the project.

Figure 9.1: Natalka Area Location Map


N
Omchak
Natalka
Madaun
Palatka
Arman
Ola
MAGADAN
SEA OF
OKHOSTK
Mineral Deposit
Regional Center
Town/settlement
Road
Railway
25
0
25
50
Km

Polyus plans to complete mineral reserve studies and obtain GKZ approval for the reserves during 2006. Also during 2006 the company also intends to initiate a bankable feasibility study utilising international engineering contractors. This study will probably be completed during 2008. To facilitate the engineering studies, Polyus intends to construct a pilot plant expected, which will operate at a rate of 100 kt/a. Plant construction has commenced and it is expected to be completed by the 4th quarter of 2007. Following the pilot plant run construction of the full scale plant will begin, initially operated at 10 Mtpa increasing to 30 Mtpa. Commercial production is expected to begin in 2011 and 2012.

9.2 MINERAL RESOURCES

9.2.1 Geology

The Natalka deposit is situated in the southeastern part of the Yano-Kolyma fold belt, on the southwestern limb of the large scale Ayan-Juryakhsky anticline. The region is underlain by a 5 km to 7 km thick sequence of Permian and Triassic sedimentary rocks, which is overlain by Cretaceous sediments and intruded by number of Late Jurassic to Cretaceous granitic intrusions.

The stratigraphy that hosts the Natalka deposit comprises of a sequence of Permian carbonate and fine to coarse grained clastic sediments. The sequence forms the southwestern limb of a northwest trending syncline referred to as the Natalkinskaya syncline. The syncline is approximately 4.5 km long and 2.5 km wide with the limbs dipping 40° to 60°. The geology and a cross section of the Natalka gold deposit are presented in Figure 9.2.

Three gold deposits have been outlined within the Omchak area, Natalka, Omchakskoe and Pavlikovskoe. Gold mineralisation occurs within a system of low sulphidation quartz veining with minor arsenopyrite and pyrite mineralisation. A number of gold placer deposits have been worked in the area of the Natalka deposit but the largest deposits of the Omchak valley have been essentially mined out.

The Natalka deposit extends over a mineralised strike length of 4,600 m in a northwesterly direction with the width of the steeply dipping mineralised zone varying from 50 m to over 400 m. The deposit thickens to the southeast and splits into three zones, the Western, Central, and Eastern branches. To the southeast the mineralisation wraps around the axis of Natalkinskaya syncline and pinches out on the northeastern limb. Gold mineralisation generally occurs within a broad zone of carbonate-sulphide alteration. Due to the prevailing climatic conditions, the oxidised part of the deposit is shallow with the depth of the oxidation ranging from 10 m to 15 m.

The mineralised zone is comprised of a network of quartz veins and veinlets, which generally dip steeply and vary in orientation. Several stages of quartz veining are evident from the crosscutting relationships observed. The predominant phases include pre-mineral coarse grained milky white quartz veins; fine to medium grained quartz veins associated with zones of silicification and gold and sulphide mineralisation; and late stage quartz carbonate veins.

Figure 9.2: Geology and Cross Section of the Natalka Deposit



The grade of gold mineralisation correlates with the intensity of veining and brecciation and the degree of silicification and sulphidation. Arsenopyrite and pyrite are the dominant sulphide minerals present and these occur in quartz veins and as dissemination within the host rocks. The sulphide content of the mineralisation does not exceed 3% to 5%. Gold in the higher grade areas demonstrates a complex and relatively discontinuous distribution, with no apparent pattern in geometry. Gold grade gradually diminishes from the core of the deposit towards its flanks.

Two generations of gold mineralisation have been documented in the deposit. In the later phase, gold occurs as 0.1 mm to 0.2 mm particles of free gold within quartz where it occupies fractures, intergranular voids, drusy interstices, and occurs along laminations within quartz veins, accounting for approximately 70% of the gold content.

Most of the remaining gold occurs as fine disseminations within arsenopyrite, and represents an earlier phase of mineralisation. The silver content of the gold ranges from 19% to 25% and that of the platinum group metals platinum, osmium and iridium up to 6%.

9.2.2 Exploration

The Natalka gold deposit was discovered in 1944 and underground operations at the mine commenced in May 1945. Mining was conducted using conventional small scale stoping methods, initially via adits located above the valley floor and eventually through shafts to the 600 m level. Mineral reserve estimation and mining control utilised channel sampling from surface trenches and underground workings. Between 1990 and 2004 a number of small open pits covering a few hectares were developed, primarily by contractors to augment mill feed. Polyus ceased all mining operations in 2004 to initiate a major review of the project geology and conduct an exploration programme aimed at delineating substantial open pit reserves.

The exploration work undertaken since 2004 has included extensive geological, geochemical and structural analyses aimed at characterising and exploiting the bulk tonnage potential of the Natalka gold system. A major surface drilling campaign has been directed toward defining deep and peripheral mineralisation: a limited number of holes were drilled to confirm mineralisation in the core of the deposit and to duplicate and verify earlier results. To September 2005 the Natalka sample data base contained some 73 diamond drill holes totalling 27,278 m in addition to 145,170 m of channel sampling from trenches and underground workings. The scale of the exploration programme undertaken was such that by February 2006 the Natalka database comprised 278 diamond drill holes totalling 97,314 m, 50 reverse circulation drill holes totalling 8,793 m and 192,932 m of channel sampling.

9.2.3 Mineral Reserve Estimation

Mineral reserve estimation has evolved with the amount and type of exploration data available and will continue to evolve as exploration was still underway during the second half of 2006. Since it is Polyus' intention to develop the Natalka deposit as a large, low-grade operation the current GKZ approved balance mineral reserves of some 60 Mt of ore are not considered further in this report. When the final mineral reserve model has been created and the feasibility study has been completed Polyus will seek GKZ approval for the Natalka mineral reserves and development of the mine.

The mineral resource model used for the present valuation was developed by Polyus using block modelling techniques for the 2005 VNIPI feasibility study. The mineralised zone measures some 4,500 m along strike, 2,500 m wide and 1,000 m in the vertical direction. Mineralisation was outlined on sections and level plans using an assay cut-off grade of 0.4% Au. The plans and sections were digitised and wireframes were created to represent the volume of the mineralisation. The wireframes were filled with blocks measuring 10 m by 10 m by 10 m.

Block gold grades were interpolated using kriging and assay composites within a search ellipsoid of radii 100 m by 50 m by 30 m. The selection of data was restricted to improve gold grade estimates. Data from a minimum of three octants was required and a minimum of six and a maximum of 20 composites were used for block grade interpolation. The maximum number of data used from each drill hole or line of channel samples was three.

Mineral reserves above the 540 m level were assigned to the C_1 and C_2 categories depending on the density of sample data available. C_1 mineral reserves were defined by drilling on a grid of 60 m to 80 m by 40 m to 60 m. Mineralisation that was drilled on centres ranging from 100 m to 200 m by 50 m to 100 m were categorised as C_2 mineral reserves. Mineral reserves between the 540 m level and the 100 m level were assigned to the P_1 category. Mineral reserves are presented in Table 9.1.

Table 9.1: Natalka Mineral Reserves at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
C_1	284,945	1.7	494,036
C_2	186,973	1.9	363,366
C_1+C_2	471,918	1.8	857,402
P_1	787,446	2.0	1,567,301

It is important to note that block model C_1 mineral reserves of 309,730 kt containing 586,424 kg of gold have been reduced by 24,785 kt of ore and 92,388 kg of gold to account for mineral reserves depleted by past production. The figures presented in Table 9.1 reflect current in situ mineral reserves.

9.2.4 Mineral Resource Statement

Natalka mineral reserves were verified by a specialist international consulting group and restated in using the terms and following the guidelines of the JORC Code. C_1 and C_2 mineral reserves were considered to be the equivalent of JORC Code Indicated mineral resources. P_1 mineral reserves were assigned to the Inferred mineral resource category. Mineral resources for the Natalka gold deposit are summarised in Table 9.2.

Table 9.2: Natalka Mineral Resources at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
Indicated	471,918	1.8	857,402
Inferred	787,446	2.0	1,567,301

9.3 MINING

9.3.1 Mine Design

The Matrosov mine exploited high-grade gold mineralisation for 60 years between 1944 and 2004. Total production for the period was nearly 25 Mt of ore, equivalent to an annual mining rate in excess of 400 kt of ore. Gold production was in excess of 90 t.

Since 2004 the property has been on care and maintenance while Polyus has conducted a major review of the project geology and an exploration drilling programme. This work continued during 2006 including exploration drilling for peripheral and deep mineralisation plus a number of technical studies.

Polyus has commissioned a number of prefeasibility level technical studies. Bateman Minerals (Pty) Ltd (Bateman) was engaged to conduct a prefeasibility study in 2004 to examine process options for a 40 Mt/y production programme. This work was combined with a VNIPI mine planning study based on the Polyus mineral reserve model described in Section 9.2.3. VNIPI examined a number of mining production rates ranging from 17 Mtpa to 42 Mtpa. For the present valuation a mining rate of 30 Mtpa was selected within the 0.6 g/t Au cut-off pit shell.

The VNIPI study utilised a gold price of US$ 375/oz or US$ 12.06/g to generate the operational reserve estimate. Pit slopes based on engineering studies range from 40° to 45° with 15 m benches and safety berms 15 m to 25 m wide every 30 m. Three pits were designed with floors at 540 m level, 250 m level and 100 m level. The final pit design measures 4,500 m long 1,800 m wide and averages 750 m deep to the 100 m level. For valuation purposes Micon has selected the production schedule based on the 540 m level pit since this production schedule includes only C_1 and C_2 mineral reserves.

To develop the mine production schedule ore losses were assumed to be 1.3% and dilution was calculated to be 5.6% at a grade of 0.3 g/t Au. Mining costs were assumed to be US$ 1.16/t of ore, not including waste mining and US$ 1.18/m^3 of waste. These costs were escalated for the deeper 250 m level and 100 m level pits. A processing cost of US$ 5.90/t was used and metallurgical recovery was assumed to be 76.5%. A provision of 7.5% of the gold value was made for royalties. The moisture content of the ore was estimated to be 3.6%. Operational reserves are summarised in Table 9.3.

Table 9.3: Natalka Gold Deposit Operational Reserves at 1st January 2006

Total Volume (M m^3)	Waste (M m^3)	Ore Tonnage (kt)	Grade (Au g/t)	Gold (kt)	Strip Ratio (m /m^3)
382.2	224.2	410,800	1.7	717,700	1.42

9.3.2 Ore Reserves

Operational reserves include C_1 and C_2 mineral reserves, which are considered to be the equivalent of Probable ore reserves as defined by the JORC Code. Mineable ore reserves are presented in Table 9.4.

Table 9.4: Natalka Ore Reserves at 1st January 2006

Category	Total Volume (M m^3)	Waste (M m^3)	Ore Tonnage (kt)	Grade (Au g/t)	Gold (kt)	Strip Ratio (m /m^3)
Probable	382.2	224.2	410,800	1.7	717,700	1.42

9.3.3 Production

The future mining operation envisioned will be a large scale conventional drill and blast, track and shovel operation with total annual movement of up to 29.5 M m^3. Total movement of the 540 m level pit will be 382.2 M m^3, including 224.2 M m^3 of waste and 158.0 M m^3 of ore. Ore production will commence at a rate of 10 Mtpa and increase to 20 Mtpa in year two and to 30 Mtpa in year three. The operating life of the 540 m level pit will be 16 years during which 410.8 Mt of ore will be produced. The mine will operate 24 hours per day, 7 days per week, and averaging 340 days per year. The equipment employed will include blasthole drills capable of drilling 250 mm to 270 mm holes, excavators of 35 m^3 and 26 m^3 capacities and 150 t to 290 t trucks. The mine production schedule is summarised in Table 9.5.

Table 9.5: Natalka Mine Production Schedule

Year	Ore (Mt)	Grade (g/t Au)	Gold (t)	Waste (M m^3)	Total (M m^3)	Strip Ratio
1	10.0	1.9	19.5	6.2	10.0	1.6
2	20.0	1.9	37.4	12.3	20.0	1.6
3	30.0	1.9	56.5	18.0	29.5	1.6
4	30.0	1.8	52.8	18.0	29.5	1.6
5	30.0	1.7	52.2	18.0	29.5	1.6
6	30.0	1.7	51.3	18.0	29.5	1.6
7	30.0	1.7	51.1	18.0	29.5	1.6
8	30.0	1.7	50.2	18.0	29.5	1.6
9	30.0	1.7	50.5	18.0	29.5	1.6
10	30.0	1.7	49.5	18.0	29.5	1.6
11	30.0	1.7	50.6	18.0	29.5	1.6
12	30.0	1.7	50.2	15.5	27.0	1.3
13	30.0	1.7	52.2	13.4	24.9	1.2
14	30.0	1.8	53.1	8.5	20.0	0.7
15	17.8	1.9	34.7	6.1	12.9	0.9
16	3.0	2.0	5.9	0.7	1.9	0.6
Total	410.8	**1.7**	717.7	224.2	382.2	**1.4**

The VNIPI study developed the primary and secondary equipment fleet requirements for the mine and these are presented in Table 9.6.

Table 9.6: Natalka Mining Equipment Requirement

Equipment	Number
Excavator (35 m^3)	3
Haul Truck (290 t)	24
Wheel Loader Primary (13 m^3)	1
Blasthole Drill Rig (250 mm)	5
Explosives Truck	2
Bulldozer (100 t)	4
Wheel Loader Secondary	1
Bulldozer Secondary	2
Wheel Dozer	4
Grader	4
Water Truck	2
Fuel Truck	3
Haul Truck	2
Compactor	4

Micon considers the mining equipment fleet to be sufficient to achieve the planned production rate.

9.3.4 Operations

Mining was conducted underground following high-grade structures using conventional small scale stoping methods between 1944 and 2004. Portions of the veins were originally accessed by adits located above the valley floor and eventually all major production was derived by using shafts. The total mined from underground was 23.8 Mt at an average grade of 3.8 g/t Au and containing 90,656 kg of gold. Underground ore was supplemented by ore derived from several small open pit operations that operated from 1990 to 2004. The open pits yielded a further 987 kt at an average grade of 1.8 g/t Au containing 1,732 kg of gold. The total mined to 2004 was 24.8 Mt containing 92,388 kg of gold. The property has been on care and maintenance since 2004 when Polyus began a major review of the exploration and development potential of the project.

9.3.5 Outlook

Polyus' model for the development of the Natalka deposit is the Fort Knox mine in Alaska, where high-grade veins together with the lower-grade inter-vein material have a combined tonnage and grade that support a large scale mining operation. The Fort Knox open pit operates at a rate of approximately 40 Mtpa of which 16.6 Mt is ore. The average ore grade at Fort Knox is 0.9 g/t Au and average metallurgical recovery is 87%. Cash operating costs are US$6.75/t ore. At an ore production rate of 30 Mtpa the Natalka operation would be the largest gold milling operation in the world by a considerable margin.

Micon's valuation is based on reserves within the 540 m level pit, which comprises Probable ore reserves. This pit yielded a mine life of 16 years. It is evident that there are significant additional reserves within the 100 m level pit and that on-going exploration and reserve studies will potentially double the mine life.

Polyus plans to complete mineral reserve studies and obtain GKZ approval for the reserves during 2006. During early 2007 the reserves will subject to an international audit to ensure that the reserves conform to international standards. The company also intends to initiate a bankable feasibility study during 2006 utilising international engineering contractors. This study will probably be completed during 2008. In addition to the technical and economic studies Polyus will construct a pilot plant expected to be completed by the 4th quarter of 2007, which will operate at a rate of 100 kt/a. Following the pilot plant run construction of the full scale plant will begin, initially operated at 10 Mtpa increasing to 30 Mtpa. Commercial production is expected to begin in 2011 and 2012.

9.4 PROCESSING

9.4.1 Process Design

The existing processing facility, which dates from 1972 and operated until mining ceased in July 2004, utilised gravity separation and mercury amalgamation technology to recover 60% to 65% of the gold. Flotation was also used to recover gold associated with sulphides and RIP cyanide leaching was used to treat the flotation sulphide concentrate for an additional 10% to 20% gold recovery.

Extensive metallurgical test work has been conducted on a range of composite and bulk primary and oxide ore samples. During 2004 and 2005, test work was conducted by Irgiredmet, McClelland Laboratories Inc., USA, Knelson Research and Technology Centre and Falcon Concentrators International Inc, Canada. The recent test work programmes included: comminution, gravity separation, flotation and cyanide leaching of ore, gravity tailings and gravity and flotation concentrates. Gold recovery of over 72% to a gravity concentrate and overall recovery of up to 88% was obtained. Whole ore cyanide leaching was not successful due to the preg-robbing nature of the carbon present in the deposit and the slow leaching characteristics of the relatively coarse gold.

In May 2005, Bateman Minerals Pty Ltd produced a prefeasibility study comparing various processing schemes for a production rate of 40 Mt/a and oxide and sulphide ore grades of 1.5 g/t Au and 1.8 g/t Au, respectively. The process design criteria were based on the Irgiredmet test work results. The selected optimum process, in terms of return on investment, includes primary grinding to 80% passing 85 µm, gravity and flotation separation, direct smelting of a high-grade gravity concentrate and cyanide leaching of a low-grade gravity concentrate and flotation concentrate after regrinding to 80% passing 25 µm. The estimated gold recovery from this process is 88.7% and 84.3% for primary sulphide and oxide ore, respectively.

The selected process will be optimised through the operation of the 100,000 t/a capacity pilot plant, which is currently being constructed on site.

9.4.2 Process Description

Based on the Bateman prefeasibility design the plant will consist of three identical streams, each with the following process.

ROM ore is fed to a primary gyratory crusher, the -150 mm product from which is conveyed to a covered elongated stockpile. Coarse ore is fed from the stockpile at a controlled rate to a high-aspect SAG mill.

The SAG mill discharge is screened at 15 mm with a trommel before being pumped to primary hydrocyclones. The primary hydrocyclone overflow stream gravitates to the flotation circuit and the underflow is scalped at 6 mm using a vibrating screen. The plus 6 mm material is fed back to the SAG mill while the minus 6 mm stream feeds two ball circuits.

Approximately 67% of the ball mill discharge is pumped to secondary hydrocyclones and the balance to the rougher gravity concentration circuit. Approximately 44% of the secondary hydrocyclone underflow is fed to a flash flotation cell and the balance is returned to the ball mills. The secondary hydrocyclone overflow stream feeds the flotation circuit. The flash flotation concentrate joins the flotation circuit cleaner concentrate and the tailing returns to the ball mills.

The rougher gravity circuit comprises a 2 mm aperture scalping vibrating screen and a batch centrifugal-type gravity concentrator. The rougher gravity tailings returns to the secondary hydrocyclone feed pump and the concentrate is fed to the gravity cleaner centrifugal concentrators. De-slimed flotation concentrate is also fed to the cleaner centrifugal gravity concentrators.

The concentrate from the gravity cleaner concentrators is fed to recleaner shaking tables which produce a high-grade gravity concentrate, which is smelted on site to produce doré. The tailings products from the gravity cleaner and recleaner circuits are reground in a vertical stirred ball mill followed by tertiary hydrocyclones. The tertiary hydrocyclone overflow is thickened then fed to the CIL circuit. The tertiary cyclone underflow product is fed back to the cleaner gravity concentrators.

The flotation circuit comprises feed surge tanks, a conditioning tank and two parallel lines of rougher and scavenger tank cell flotation machines. The combined rougher and scavenger concentrate is fed to a single flotation cleaner circuit and the scavenger tailings are fed to the flotation tailings paste thickener. The cleaner flotation concentrate feeds the desliming circuit which removes problematic carbon and the cleaner tailings are thickened then pumped to the tailings storage area.

The CIL circuit consists of eight tanks in series; hydrated lime is added to maintain a pH higher than 9.0 and sodium cyanide is added to the first tank. Loaded carbon from the CIL circuit is pumped to the desorption and electrowinning sections of the processing facility. Pressure Zadra technology is used for gold desorption. Gold cathode deposits from the electrowinning cells are combined with the final gravity concentrate and smelted to doré in a diesel-fired furnace.

Tailings from the CIL circuit are treated to remove cyanide by using SO_2/air cyanide destruction technology. Following cyanide destruction the CIL tailings are thickened then pumped to the tailings containment area.

9.4.3 Other Facilities

9.4.3.1 Materials and Other Services

The capital cost estimate has provided for the following facilities:

- Reagent storage and mixing.
- Stores and workshop.
- Analytical laboratory for plant, mine grade control and exploration samples.
- Offices.

9.4.3.2 Tailings Storage Facility

The existing storage facility used up to the closure in 2004 will be used for tailings from the pilot plant under construction close to the northern side of the main dam. Although there is some capacity in the existing facility for future storage of tailings, a new facility will be required for the proposed level of production. Potential sites for the dam and the process plant have been identified but engineering studies are at an early stage.

9.4.4 Outlook

The 100 kt/a pilot plant is scheduled to be completed by mid 2007, followed by engineering design for the full-scale production facilities. Plant start-up is scheduled in late 2011 for full production in 2012. The planned rate of production is 30 Mt/a to 40 Mt/a.

9.5 INFRASTRUCTURE

9.5.1 Utilities

A dedicated 167 km electrical power line will be constructed for the project. The total costs for the line and associated sub-station are included in the project capital estimate but there is a good probability that the State will build the line as part of its commitment to develop infrastructure and the gold industry in the area.

Fresh water required for the project will be obtained from boreholes.

9.5.2 Services

The location of the Matrosov mine is remote and all equipment and supplies must be transported primarily via trucks on a mostly unpaved road 450 km from Magadan. There is a small airstrip utilised by small planes or helicopters located near the mine.

The main access road to the mine from Magadan is mostly unpaved; this road will require upgrading so that it can handle heavy construction traffic and maintain a 30 Mt/y operation. The State has committed US$300 million for the upgrading of roads and bridges in the area over the next three years.

The port of Magadan can handle large ships suitable to transport the majority of the construction equipment and materials required for the project. Warehousing at the port will be upgraded for the project.

A 1,000 person camp will be built to house employees, who will be predominantly shift workers hired from outside of the area.

9.6 ENVIRONMENT, HEALTH AND SAFETY

9.6.1 Environmental Issues

9.6.1.1 Potential Impacts and risks

Current activities are limited to drilling and small scale excavations and the potential environmental impacts are of low significance. The mine site is in a remote region and reasonably well screened from the local community by the topography. A disused processing plant and the tailings storage facility have higher visual impact.

Current emissions to air arise from vehicle movement, diesel fired generators and three coal fired heating plants. Micon considers the overall impact on the environment is low and localised.

The company is licensed to abstract fresh water from underground boreholes and the Omchak River. Surface water abstraction is a relatively low proportion of the average river flow rate. The licence permits the discharge of water from the mine shafts and tailings storage to the river. Domestic waste water is discharged to septic treatment ponds. Micon considers that risk of significant impact is low but needs careful management

Polyus is currently assessing the feasibility of open pit mining with a peak production output of 30 Mt/a ore. The impacts and risks of this expanded operation have been assessed in a preliminary ESIA study completed in 2005, which describes the baseline social and environmental conditions along with monitoring and protection actions.

9.6.1.3 Environmental Management

There is a permanent Ecological Engineer based at the Matrosov mine. Environmental protection actions during geological exploration work include procedures for storage and handling fuel and waste, plus actions for closing the drilling site. Annual declarations of emissions to air, water use and discharge and waste production and storage are submitted to the environmental authorities. These are the bases for calculating environmental taxes.

The central laboratory of the State Supervisory body is contracted to monitor surface waters and emissions at least once per year according to agreement with MNR.

The explosives store, licensed for 240 t, is 12 km from the mine and continuously guarded. Only 50 t to 60 t is normally held. There are strict procedures for withdrawing explosives and only by designated personnel.

Following closure of the mine in 2004 there is no storage of chemicals. The prefeasibility study for processing ore from a large open pit proposes suitable facilities for storage of 100 t of chemicals.

The original tailings storage facility, in operation up to 1986, is located close to the Omchak River. The facility contains 4.9 t of proven gold reserves and was placed on the State reserves in January 2005. Micon understands that Polyus has no responsibility for the facility maintenance and safety.

The new tailings storage facility, active from 1986 up to closure of the mine operations in 2004, is a valley fill construction in a tributary stream of the Omchak River. In 2006 the downstream dam wall, located approximately 200 m from the river has almost reached its maximum design level and contains 10.6 Mt of tailings. Channels excavated around the sides of the storage area divert water run-off from the surrounding high ground to the river. The dam is inspected regularly by the authorities and by specialist institutes once per year. According to Polyus there have been no accidents or incidents resulting in release of tailings.

The existing storage facility has sufficient capacity for tailings from the pilot ore processing plant under construction close to the northern side of the dam. A new facility is required for storing tailings from the planned open pit mining. Although potential sites have been identified, design studies are at an early stage.

Geochemical studies indicate average sulphur content below 0.3% and with significant limestone content there is low potential for acid drainage water from waste rock.

Non-process hazardous wastes are stored for up to one year and then transported to Magadan for recycling. Other wastes are burned or buried in disposal sites in the region.

9.6.1.4 Compliance Status

Matrosov holds valid licences and permits for exploration work including use of subsoil, emissions to atmosphere, operation of the tailings storage facility and storage of explosives. The conditions for water usage and discharge were valid only up to December 2005 and a new application is under preparation.

Monitoring of the Omchak water basin during August 2005 indicates some metal leaching, particularly iron, manganese and zinc at points both upstream and downstream of the mine operations. Although some parameters in the Omchak River exceed the fishery water standards by a small margin, the potential impact is not considered severe. However Micon considers that the potential for mobilisation of metals should be evaluated with respect to the proposed open pit mining.

A preliminary programme for closure and rehabilitation of the mine is included in the ESIA of 2005, generally according to Russian regulations.

The physical appearance of the site is consistent with 60 years of mining in a remote and generally hostile environment. The items of concern are accumulations of scrap equipment and construction waste, disorganised disposal of domestic waste alongside the main access road to the mine.

9.6.1.5 Financial Liabilities

Current expenditures on environmental management and monitoring increased from US$0.05 million in 2004 to US$0.34 million in 2005 due to additional monitoring requirements following closure of the mine.

Polyus has estimated the environmental management and monitoring cost for the proposed operation to be USUS1.19 million per year.

The cost of closure and rehabilitation of the previous operation is estimated to be US$5.49 million. Micon considers this reasonable although it covers the cost of clearance of equipment and structures only. In addition, an estimated US$2 million would be required for land restoration work.

Polyus' estimate of the cost of closure and rehabilitation of the proposed operation is US$37.5 million, which Micon considers is reasonable.

9.6.2 Health and Safety

9.6.2.1 Management

Although mining ceased in 2004, a specialist Safety Officer has been retained. The health and safety system is based on Federal regulations and instructions together with specific procedures approved by the regulatory authorities. Training is according to statutory requirements. Employees receive a medical examination before starting work and annually thereafter. Appropriate personal protection equipment is provided.

There are documented procedures for dealing with emergency situations and the mine retains a fire service, a mine rescue team and a medical centre.

9.6.2.2 Compliance Status

Between 2000 and 2005 there were 25 recorded accidents including five serious and three fatalities, the last in 2001. This record of accident frequency appears to coincide with underground mining activities. The decline during the last few years reflects the gradual cessation of mining operations.

Occupational diseases affect mainly the older workers and 35 cases were recorded between 2000 and 2006. Compensation is covered by the obligatory insurance.

9.6.2.4 Financial Liabilities

The annual expenditures on health and safety averaged US$0.09 million between 2000 and 2005, generally close to the budget. Micon has identified no other significant liabilities with respect to health and safety.

9.7 COSTS

9.7.1 Operating Costs

Natalka unit mine operating costs per cubic metre of total volume mined have been estimated for a production rate of 30 Mtpa of ore plus 18 M m^3 of waste. The VNIPI operating cost estimates are based on 2004 economic conditions. Micon has estimated operating costs based on its recent experience and the estimate of process cost by Bateman for the 40 Mt/a option. Estimated costs are compared to the VNIPI estimates in Table 9.7.

Table 9.7: Natalka Forecast Unit Operating Cost

Element	Unit Operating Costs		
	Unit	VNIPI	Micon
Total Mine Cost	US$/m^3 mined	1.56	2.33
Total Plant Cost	US$/t ore	5.54	5.38

9.7.2 Capital Costs

The VNIPI initial capital estimate of 2005 for a 30 Mt/a operation is US$ 930.3 million including a contingency of 15.5%, of which US$591 million is process plant and infrastructure. Bateman's estimate for the process plant and infrastructure is US$561 million including US$62 million contingency.

Based on review of the various estimates, the capital cost for a 30 Mt/a operation used for Micon's valuation is US$821.81 million. In addition, Micon has included US$176.31 million for replacement capital, primarily for mining equipment, and a site closure allocation of US$37.5 million.

10.0 ECONOMIC ANALYSIS

10.1 BASIS OF VALUATION

Micon has prepared a valuation of the mineral resources and operating assets of Polyus on the basis of a discounted cash flow which allows the computation of Net Present Value (NPV). Such valuations are generally accepted within the mining industry and represent the economic value of an investment after allowing for the cost of capital invested in the business.

10.2 WEIGHTED AVERAGE COST OF CAPITAL

In order that an appropriate discount factor can be applied, it is necessary to make an estimate of the weighted average cost of capital (WACC) imposed on Polyus by the capital markets. WACC is determined by applying the formula:-

WACC = {(Debt x Cost of Debt)(1-t) + (Equity x Cost of Equity)} / {Debt + Equity}

where, t = the corporate tax rate

For Polyus, the latest published Balance Sheet is dated 30th June 2006. As of that date, the company was practically free of debt, and its cost of capital (WACC) was therefore equal to the cost of equity. The above notwithstanding, Micon understands that Polyus intends to restructure its balance sheet such that part of its shareholders equity is replaced by debt in order to target a capital structure more closely resembling some of its peers in the gold mining industry. For the purposes of calculating a projected cost of capital, therefore, Micon has assumed that Polyus achieves a capital structure comprised of 30% debt and 70% equity.

At the end of August 2006, long-dated US Treasury bonds were trading at a yield of around 4.95% (nominal) and the underlying real rate of return on these bonds was estimated to be 2.20%, implying a long-term forecast rate of inflation of 2.70%.

At the same time, long-dated Russian government bonds were trading at around 6.50% (nominal). Assuming an inflation differential of +1% compared to US inflation (i.e., long-term Russian inflation of 3.70%), the real rate return on these Russian bonds is estimated to be 2.70%, suggesting a 0.50% (real) premium for political risk on the Russian bonds over US Treasury bond yields.

Russian corporate and regional government bond yields ranged from 6.77% to 7.53% (nominal) at this time. Taking an average value of 6.98% and after adjusting for inflation of 3.70%, the real rate of return on these bonds is estimated to be 3.16%. Taking the marginal rate of tax to be 24%, then the real after-tax cost of corporate debt is calculated to be 2.40%.

The cost of equity is given by the Capital Asset Pricing Model:-

Cost of equity = Risk-free rate + (Beta x Equity Risk Premium)

Typical gold mining industry values for beta over a ten year period have been estimated to be of the order of 0.7 and, for the purpose of this valuation, the equity risk premium has been assumed to be 5.0%. Taking the real return on Russian government bonds as a proxy for the risk-free rate, the cost of equity is thus given by:-

Cost of equity = 2.7% + (0.7 x 5.0%) = 6.20%

Substituting these values into the formula given above, the target WACC for Polyus is calculated to be:-

WACC = {(30% x 3.16)(1 - 0.24) + (70% x 6.20)} / {30% + 70%} = 5.06%

Consolidated real cash flows forecast for Polyus may therefore be reduced to their NPV by discounting at 5% per year.

10.3 MACROECONOMIC ASSUMPTIONS

10.3.1 Inflation Rate

Inputs to the cash flow models for the properties have been prepared in constant (2006) money terms, i.e., without provision for inflation. The implied long-term Russian inflation rate of 3.70% (calculated above) has then been applied to these cash flows to ensure realistic values are applied to the tax computations. The resulting after-tax cash flows have then been de-escalated back to real, 2006 money terms prior to computation of NPV.

10.3.2 Exchange Rate

Forecasts are based on the 2006 year-to-date average rate of exchange of RUR27.0 per US$. With an inflation differential of 1% applied within the model, the RUR is assumed to maintain purchasing power parity against the US$ and forecast exchange rates are calculated accordingly.

10.3.3 Gold Price

Micon understands that Polyus is presently unhedged and, apparently, has no intention of entering into hedging agreements other than as it may be required as security for future loans. Polyus is therefore able to benefit fully from current price levels which are above the long-term average

Micon has based its valuation on a projected gold price curve that is derived from an analysis of London bullion market prices since 1995. Figure 10.1 shows these prices expressed in nominal terms (source: www.kitco.com). The data were then re-based to 2006 money terms and the average price since 1995 was computed. Starting from the 2006 year-to-date average price of US$600/oz, forecast prices are then assumed to decay towards the long-term average price (i.e. the average since 1995), which here equates to US$455 per ounce in 2006 money terms.

Figure 10.2, shows the results expressed in real, 2006 money terms. The curve gives an average gold price over the next ten years (2007 to 2016 inclusive) of US$504/oz (real, 2006 terms), or US$583.8/oz in nominal terms. Over 20 years, the averages equate to US$484/oz (real) and US$642/oz (nominal).

10.3.4 Taxation Regime

Russian federal, provincial and local taxes paid in respect of social burden, bullion production (6%) and depreciated asset value (2.2%) are assumed to be allowable against profits. Tax on profits is then calculated at 24%. Value Added Tax (VAT) is assumed to be reclaimable on capital projects on a quarterly basis, while VAT on operations is reclaimed monthly. Each mining operation has been assumed to be ring-fenced for tax purposes.

10.4 POLYUS CORPORATE STRUCTURE

The financial evaluation assumes a corporate structure in which interests exist in the subsidiaries to the level indicated in each operation (see the following sections). Thus, for cash flow modelling purposes, interests are dealt with in each operation, rather than at the consolidated level.

It has not been possible to identify the forecast production for each of the many subsidiaries within the Lenzoloto group of alluvial mines, and these have been treated as a single entity for the purposes of this valuation.

Figure 10.1: Historical Nominal Gold Price


US$ per ounce
700
600
500
400
300
200
Jan95
Jan96
Dec96
Dec97
Dec98
Dec99
Dec00
Dec01
Dec02
Dec03
Dec04
Dec05
Aug06

Figure 10.2: Forecast Real Gold Price


650
600
550
500
450
400
350
300
250
200
1995
2000
2005
2010
2015
2020
2025
Gold US$/oz (2006 terms)
Average since 1995

10.5 OLYMPIADA

The production and cash flow forecast for Olympiada has been prepared from the strategic plans of the company. It includes the contribution from Olenye and Titimukhta mines, which it is assumed will be treated by Plant 1. Processing of sulphides will be by Plant 2 and Plant 3, the latter currently under construction.

Projected LOM economic statistics for Olympiada are presented in Table 10.1

Table 10.1: Olympiada Economic Statistics

Item	Value
Ore Treated (kt)	139,294
Ore Grade (g/t Au)	3.7
Recovery (%)	86.2
Au Sales (koz)	14,123
Cash Operating Cost (US$/t)	28.59
Cash Operating Cost (US$/oz)	282.00
Capital Expenditure (US$/oz)	35.76
Polyus Interest (%)	100.0

The nominal cash flow is presented in Figure 10.3. It can be seen that sales increase gradually from the present level of US$400 million per year to around US$450 million in 2014, but fall steadily thereafter until closure in 2022. Free cash flow is expected to remain strong through the forecast life of the mine.

Figure 10.3: Olympiada Cash Flow


500
450
400
350
300
250
200
150
100
50
-
US$ millions (real 2006 terms)
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Operating costs
Capital Expenditure
Tax
Minorities
FCF
Net Revenue

10.6 BLAGODATNOE

The Blagodatnoe project LOM economic statistics are presented in Table 10.2.

Table 10.2: Blagodatnoe Economic Statistics

Item	Value
Ore Treated (kt)	104,993
Ore Grade (g/t Au)	2.4
Recovery (%)	88.6
Au Sales (koz)	7,138
Cash Operating Cost (US$/t)	13.06
Cash Operating Cost (US$/oz)	191.51
Capital Expenditure (US$/oz)	54.66
Polyus Interest (%)	100.0

The cash flow projection is presented in Figure 10.4. The project demonstrates robust operating margins with cash operating costs forecast to average US$191.51/oz and LOM capital expenditure of US$54.66/oz. This evaluation places Blagodatnoe as the third most valuable of the properties in the group behind Olympiada and Natalka.

Figure 10.4: Blagodatnoe Cash Flow


US$ millions (real 2006 terms)
250
200
150
100
50
-
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Operating costs
Capital Expenditure
Tax
Minorities
FCF
Net Revenue

10.7 ZAPADNOE

The Zapadnoe LOM economic statistics are presented in Table 10.3.

Table 10.3: Zapadnoe Economic Statistics

Item	Value
Ore Treated (kt)	4,351
Ore Grade (g/t Au)	2.8
Recovery (%)	81.0
Au Sales (koz)	319
Cash Operating Cost (US$/t)	24.52
Cash Operating Cost (US$/oz)	334.32
Capital Expenditure (US$/oz)	95.93
Polyus Interest (%)	100.0

The cash flow is presented in Figure 10.5. Operating margins are forecast to be small but positive over the life of the mine.

Figure 10.5: Zapadnoe Cash Flow


30
25
20
15
10
5
-
US$ millions (real 2006 terms)
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Operating costs
Capital Expenditure
Tax
Minorities
FCF
Net Revenue

10.8 VERNINSKOE

The Verninskoe project LOM economic statistics are presented in Table 10.4.

Table 10.4: Verninskoe Economic Statistics

Item	Value
Ore Treated (kt)	16,932
Ore Grade (g/t Au)	3.0
Recovery (%)	89.4
Au Sales (koz)	1,455
Cash Operating Cost (US$/t)	24.17
Cash Operating Cost (US$/oz)	281.30
Capital Expenditure (US$/oz)	87.78
Polyus Interest (%)	100.0

The cash flow is presented in Figure 10.6. The project cash flow projection reflects a steady ramp up in operating costs in the pre-production period, with significant capital expenditure in this period. During the production phase, operating costs fall from around 2013 until closure in 2018. Free cash flows are positive over the whole of the productive period, but the capital investment of US$87.78/oz is relatively high.

Figure 10.6: Verninskoe Cash Flow


US$ millions (real 2006 terms)
120
100
80
60
40
20
-
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021
Operating costs
Capital Expenditure
Tax
Minorities
FCF
Net Revenue

10.9 LENZOLOTO

Variability in output of the placer deposits makes forecasts for smaller units of production less reliable than for the aggregate output of the business unit. Micon has therefore taken the alluvial operations of Lenzoloto as a single unit for the purposes of this valuation. Numerous minority interests are present in the Lenzoloto subsidiaries, which here have been treated as a single entity with Polyus holding 83.6%.

LOM economic statistics for Lenzoloto are provided in Table 10.5.

Table 10.5: Lenzoloto Economic Statistics

Item	Value
Ore Treated (k m^3)	53,105
Ore Grade (g/t Au)	0.6
Recovery (%)	100.0
Au Sales (koz)	1,089
Cash Operating Cost (US$/$m^3$)	9.91
Cash Operating Cost (US$/oz)	483.55
Capital Expenditure (US$/oz)	20.00
Polyus Interest (%)	83.6

The cash flow is presented in Figure 10.7. Operating costs and production are both expected to fall after 2010 unless improved recovery technology can be developed and implemented. Net margins are forecast to remain tight over the LOM.

Figure 10.7: Lenzoloto Cash Flow


US$ millions (real 2006 terms)
140
120
100
80
60
40
20
-
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Operating costs
Capital Expenditure
Tax
Minorities
FCF
Net Revenue

10.10 KURANAKH

The forecasts for Kuranakh used in this evaluation exclude heap leach gold production. Although there is a small heap leach plant in operation, its proposed expansion has not been studied in sufficient detail to warrant its inclusion.

The Kuranakh LOM economic statistics are presented in Table 10.6.

Table 10.6: Kuranakh Economic Statistics

Item	Value
Ore Treated (kt)	31,876
Ore Grade (g/t Au)	1.6
Recovery (%)	86.4
Au Sales (koz)	1,423
Cash Operating Cost (US$/t)	16.43
Cash Operating Cost (US$/oz)	368.16
Capital Expenditure (US$/oz)	77.37
Polyus Interest (%)	99.2

The cash flow for Kuranakh is presented in Figure 10.8. Operating costs of US$368/oz dictate that operating margins on this low-grade deposit remain thin. The initial and capital requirements totalling US$77/oz are relatively high.

Figure 10.8: Kuranakh Cash Flow


120
100
80
60
40
20
-
US$ millions (real 2006 terms)
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Operating costs
Capital Expenditure
Tax
Minorities
FCF
Net Revenue

10.11 NATALKA

The Natalka project LOM economic statistics are presented in Table 10.7.

Table 10.7: Natalka Economic Statistics

Item	Value
Ore Treated (kt)	410,800
Ore Grade (g/t Au)	1.7
Recovery (%)	84.0
Au Sales (koz)	19,373
Cash Operating Cost (US$/t)	8.23
Cash Operating Cost (US$/oz)	174.60
Capital Expenditure (US$/oz)	54.90
Polyus Interest (%)	93.3

The mine plan evaluated here includes around half of the identified resource at Natalka, the degree of confidence in the remaining resource being too low to warrant its inclusion in a cash flow forecast for valuation.

The project is able to exploit significant economy of scale and, despite its low grade, exhibits robust economics over its operating life. The capital cost estimate of US$54.90/oz is reasonable.

The cash flow is presented graphically in Figure 10.9.

Figure 10.9: Natalka Cash Flow


US$ millions (real 2006 terms)
800
700
600
500
400
300
200
100
-
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Operating costs
Capital Expenditure
Tax
Minorities
FCF
Net Revenue

10.12 SUMMARY OF VALUATION

Table 10.8 presents a summary of the economic statistics for the Polyus mines included in this valuation. Exploration properties for which insufficient engineering data consistent with current mine planning were available to support cash flow projections were excluded. Forecast production of gold by Polyus is shown in Figure 10.10. This diagram highlights the importance to Polyus of the Phase 3 expansion project at Olympiada, of bringing into production the Blagodatnoe deposit and, ultimately, of development of the Natalka deposit.

Figure 10.10: Forecast Polyus Production


Gold production (tonnes/yr)
120
100
80
60
40
20
-
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
Natalka
Blagodatnoe
Verninskoe
Kuranakh
Zapadnoe
Lenzoloto
Olympiada ZIF-3
Olympiada ZIF-2
Olympiada ZIF-1

Figure 10.11 presents the resulting Group cash flow projection. Key features are the rapid forecast growth of the group sales and the resulting increase in free cash flow once Natalka enters into production. Until that time, free cash flows generated by current operations are absorbed internally, and there is a cumulative cash requirement amounting to US$350 million in the period 2006 to 2011 as shown in Figure 10.12.

Figure 10.11: Forecast Polyus Cash Flow


US$ millions (real 2006 terms)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
Operating costs
Capital Expenditure
Tax
Minorities
FCF
Net Revenue

Table 10.8: Polyus Economic Statistics

Item	Olympiada[1]	Blagodatnoe	Zapadnoe	Verninskoe	Lenzoloto	Kuranakh	Natalka	Total Polyus
Ore Treated (kt)	139,294	104,993	4,351	16,932	106,210[4]	31,876	410,800	814,456
Ore Treated (k m^3)					53,105[2]			
Ore Grade (g/t Au)	3.7	2.4	2.8	3.0	0.6[3]	1.6	1.7	2.0
Recovery (%)	86.2	88.6	81.0	89.4	100.0	86.4	84.0	86.0
Au Sales (koz)	14,123	7,160	319	1,455	1,089	1,423	19,373	44,941
Cash Operating Cost (US$/t)	28.59	13.06	24.52	24.17	4.96	16.43	8.23	12.65
Cash Operating Cost (US$/oz)	282.00	191.51	334.32	281.30	483.55	368.16	174.60	229.24
Capital Expenditure (US$/oz)	35.76	54.66	95.93	87.78	20.00	77.37	54.90	50.07
Polyus Interest (%)	100.0	100.0	100.0	100.0	83.6	99.2	93.3	96.5

Note:
1 Including Olenye and Titimukhta
2 thousand m^3
3 g/m^3 recoverable gold
4 Lenzoloto gravel volumes converted using bulk density of 2 t/m^3.

Figure 10.12: Forecast Polyus Cumulative Cash Flow


1,000,000
800,000
600,000
400,000
200,000
-
-200,000
-400,000
-600,000
US$ 000
Cumulative cash flow
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Risks highlighted by the economic analysis include the following:

- The rate of growth might in itself be problematic as it could expose shortages of the necessary skills and infrastructure to support the programme.
- Similarly, the steep decline in sales after 2013 indicates a need to rapidly develop the Group's exploration projects to provide additional mineral reserves to support this strategy. Exploration funding away from existing mine sites has not been separately addressed in this valuation.
- Cost-efficiencies planned at Blagodatnoe and Natalka are at levels not yet achieved at the established mines (other than in alluvial deposits). Figure 10.13 compares the unit cost per tonne treated and per ounce produced for each operation.

Figure 10.13: Comparison of Forecast Unit Costs


600.00
500.00
400.00
300.00
200.00
100.00
-
$/oz (bars)
30.00
25.00
20.00
15.00
10.00
5.00
0.00
$/t (Line)
Olympiada
Blagodatnoe
Lenzoloto
Zapadnoe
Verninskoe
Natalka
Kuranakh
Total Polyus
Cash Operating Cost $/ounce
Cash Operating Cost $/tonne

10.13 SENSITIVITY ANALYSIS

Sensitivity of the NPV of individual projects and of the consolidated group cash flow has been tested with respect to adverse and favourable changes from the base case assumptions for gold price, operating costs, capital expenditure and foreign exchange rates over a range of 15% in each case.

10.13.1 Gold Price

Figure 10.14 shows the NPV of each project over a range of gold price assumptions. It can be noted that the NPV of the consolidated group cash flow remains positive over the entire range of the sensitivity despite the fact that some of the component projects fail to make a positive return at the lower end of the gold price range.

Figure 10.14: NPV Sensitivity to Gold Price


5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
(1,000,000)
US$ 000
115%
110%
105%
100%
95%
90%
85%
Olympiada
Natalka
Blagodatnoe
Zapadnoe
Verninskoe
Lenzoloto
Kuranakh
Polyus Gold

10.13.2 Cash Operating Costs

Figure 10.15 shows the sensitivity of each project to changes in cash operating costs. The NPV of the consolidated Group cash flow remains positive over the entire range of the sensitivity study. Furthermore, some of those projects which fail to make a positive return at the base case level of costs would generate positive returns with reductions in operating expenses of less than 15%.

10.13.3 Capital Expenditure

Figure 10.16 shows the NPV of each project for changes in the level of capital cost. On the consolidated group cash flow, this factor shows the least sensitivity amongst those studied, which is to be expected given the fact that the net revenues and operating expenses of ongoing operations are each of greater magnitude than the capital expenditure forecasts.

Figure 10.15: NPV Sensitivity to Operating Cost


4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
(500,000)
US$ 000
115%
110%
105%
100%
95%
90%
85%
Olympiada
Natalka
Blagodatnoe
Zapadnoe
Verninskoe
Lenzoloto
Kuranakh
Polyus Gold

Figure 10.16: NPV Sensitivity to Capital Cost


3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
US$ 000
115%
110%
105%
100%
95%
90%
85%
Olympiada
Natalka
Blagodatnoe
Zapadnoe
Verninskoe
Lenzoloto
Kuranakh
Polyus Gold

10.13.4 Foreign Exchange Rate

Figure 10.17 shows the NPV of each project for changes in the rate of exchange rate. The impact on the NPV of the consolidated cash flow expressed in US$ is similar to that caused by changes in operating and capital costs combined, since revenue (in US$ terms) is unchanged but operating and capital costs are devalued or escalated by currency movements. This scenario is simplistic in assuming such changes might occur in isolation; nevertheless, it provides an indication of the robustness of the project evaluation to changes in macro-economic assumptions.

Figure 10.17: NPV Sensitivity to Foreign Exchange Rate


4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
(500,000)
US$ 000
115%
110%
105%
100%
95%
90%
85%
Olympiada
Natalka
Blagodatnoe
Zapadnoe
Verninskoe
Lenzoloto
Kuranakh
Polyus Gold

10.13.5 Summary of Sensitivity Study

Figure 10.18 shows the sensitivity of the consolidated cash flow NPV to each of the factors described above. It can be seen that the cash flow is most sensitive to changes in gold price and exchange rate. Sensitivity to operating costs is greater than to capital expenditure.

Figure 10.18: NPV Sensitivity Summary


5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
US$ 000
115%
110%
105%
100%
95%
90%
85%
Gold Price
Cash Opcost
Capital Cost
Forex Rate

The results show that adverse changes in gold price, exchange rate and operating costs could all have a material impact on the value of the Group, but a 15% change in any one of these factors would not be sufficient to reduce projected returns to below the 5% real cost of capital.

11.0 exploration projects

Polyus maintains an aggressive exploration policy and conducts comprehensive programmes in all of their regional departments. Exploration is carried out by a skilled and dedicated team that is supported by regional and corporate technical groups. Investment in exploration activities has increased steadily over the past few years with expenditure of US$52 million in 2005 and a planned exploration budget of US$97 million for 2006. For the period 2006 to 2010 Polyus plans to spend US$368 million on exploration. Exploration programmes are being conducted on most project sites in order to establish or increase mineral reserves.

Gold exploration expenditures will be divided between five principal regions; Krasnoyarsk, Magadan, Yakutia, Irkutsk and Amur. Principal exploration projects are listed in Table 11.1 and these are described in the sections below.

Table 11.1: Mineral Reserves for Principal Exploration Projects

Category	Parameter	Chertovo Koryto	Nezhdaninskoe	Kyutchus	Bamskoe	Total
B	Tonnage (kt)		4,491			4,491
	Grade (g/t Au)		5.8			5.7
	Gold (kg)		25,377			25,377
C_1	Tonnage (kt)		39,426	6,400	3,070	48,896
	Grade (g/t Au)		4.9	10.2	4.0	5.6
	Gold (kg)		194,527	65,280	12,153	271,960
C_2	Tonnage (kt)	4,431	52,220	7,500	682	64,833
	Grade (g/t Au)	2.3	4.9	9.6	3.1	5.3
	Gold (kg)	10,073	257,133	72,000	2,081	341,287
Total	Tonnage (kt)	4,431	96,137	13,900	3,752	118,220
	Grade (g/t Au)	2.3	5.0	9.9	3.8	5.4
	Gold (kg)	10,073	477,037	137,280	14,234	638,624

11.1 CHERTOVO KORYTO

The Chertovo Koryto prospect is located in the northwest part of the Bodaybinskoe region, 120 km north of the regional centre of Bodaybo. Gold mineralisation occurs in quartz-sulphide veins formed in lower Proterozoic black shale and sandstone. The deposit lies in an area of very high relief where several gold rich placer deposits with mineralised gravels up to 20 m thick have been mined.

Chertovo Koryto is located on the northeast limb of the large scale Mikhailovski syncline, within sediments of the Kevaktinskoe group. Locally the Kevaktinskoe stratigraphy forms a 1,200 m thick package of interbedded carbonaceous black shale and fine grained sandstone and siltstone. Gold mineralisation occurs in quartz-sulphide veins and veinlets, and forms a series of stacked, lens shaped orebodies that dip northward. The mineralisation follows the stratigraphy and highest grades are found in siltstone layers. Mineralisation is formed over a strike length of 850 m, and to a depth of 400 m. The depth of oxidation in the deposit area attains a maximum depth of 5 m and therefore there is an insignificant amount of oxide mineralisation.

Gold occurs principally as native gold particles up to 200 μm, however there is a small proportion of refractory gold. Gold particles show a close relationship with sulphide minerals and coarse quartz grains.

The project was originally discovered due to the presence of large scale alluvial mining in the surrounding valleys, and geochemical mapping highlighted anomalies of gold and arsenic over the deposit. Mineral reserves estimated for the deposit by the TKZ in 2001 are summarised in Table 11.2.

Table 11.2: Chertovo Koryto Mineral Reserves at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)
C_2	4,431	2.28	10,073

During 2005 to 2006 exploration drilling and trenching was completed on the deposit. On the basis of this work, Polyus has estimated reserves containing 85 t of gold, with an average grade of 2 g/t Au to 3 g/t Au. Exploration is planned to continue until mid 2007, after which reserves will be recalculated.

There is currently no feasibility study that defines the project in terms of mining, processing and construction. Consequently no operational reserves or ore reserves can be calculated. Processing test work is currently being conducted to establish the technological parameters of the mineralisation. The projected is currently expected to achieve commercial production in 2011.

11.2 NEZHDANINSKOE

The Nezhdaninskoe gold deposit comprises 117 mineralised structures of which 38 host balance mineral reserves. The deposit is situated on the northern flank of the Allakh-Yunsk gold belt and forms part of the Carboniferous to Upper Cretaceous-aged South Verkhoyansk complex. Gold mineralisation occurs on the southern limb of the northerly striking South Verkhoyansk syncline and is confined to a subsidiary anticline where it is crosscut by a series of deep intersecting faults.

The deposit is localised in a sequence of Lower to Upper Permian fine grained sedimentary rocks that have been regionally metamorphosed to low-grade greenschist facies. In plan the deposit occurs as a north-south elongated belt extending from the west bank of Tyry River in the south to the Kurum Creek basin in the north. The geological limits of the mineralisation are defined mainly by fault structures, but the northern limit of mineralisation is defined by an assay cut-off grade of 2.0 g/t Au. Faults dip predominantly to the west at 70° to 80° but can be inverted or vertical in dip. The dominant strike is 350°. These structures are complex and demonstrate variable thickness ranging up to 40 m.

Precious metals mineralisation at Nezhdaninskoe occurs within quartz and sulphide gangue that fill the fault and fractures systems described above. Siltstone and shale of the Juptaginsk formation host the mineralised structures. Many of the zones have been substantially brecciated and contain mylonite in varying quantities.

Three styles of mineralisation are recognised including: large scale zones of intense brecciation, veins composed of quartz with relics of the host rocks and broad stockwork zones of narrow, cross-cutting quartz veins that comprise low-grade gold mineralisation. Transition zones between the three types of mineralisation occur locally.

Sulphide minerals occur both in the breccias and quartz veins and constitute up to 6% of the mineralisation. The principal sulphide minerals include: arsenopyrite and pyrite with minor amounts of other sulphide minerals.

Gold forms discreet particles at grain boundaries within granular quartz and as irregular shaped particles within sulphide masses. To a lesser extent, gold is present as inclusions in sulphide minerals. The silver content of the mineralisation is 3 to 10 times higher than that of gold and silver occurs as finely dispersed grains in quartz, sulphides and in the crystal lattices of galena and other sulphide minerals.

Exploration activities were initiated in 1957 and have continued intermittently since that time. The work conducted has included prospecting and geological mapping, trenching, core drilling, underground development and sampling, bulk sampling and trial mining. Some 700 km of trenching, 280,000 m of diamond drilling and 110 km of underground development are reported. More than 2 Mt of ore at an average grade of 7.6 g/t Au have been processed since 1974. The assay database contains more than 220,000 sample records from channel sampling and core drilling.

Mineral reserves for the Nezhdaninskoe gold deposit were calculated using the GKZ-approved methodology. A mineralisation cut-off grade of 2.0 g/t Au was established as a result of technical and economic studies completed in 1993. Mineralised zones were outlined on level plans using a 2.0 g/t gold equivalent assay cut-off (Au + Ag x 0.023). A minimum width of 2 m was used for breccia zones and 0.8 m for vein mineralisation. Full zone width intercepts were calculated and projected on to vertical longitudinal sections for each mineralised zone.

Mineral reserve blocks were delineated on the longitudinal sections using development levels and raises. Only zone intercepts averaging greater than 2.5 g/t Au were included. Mineralisation ranges from surface to the –200 m level. The deepest development level is at 600 m elevation and data from this level was projected to the 550 m level. Below the 550 m level only borehole data was used. Block volume was calculated by multiplying the block area by the average horizontal intercept length. Block tonnage was determined by multiplying block volume by a bulk density of 2.6 t/m^3. Block gold grades were calculated as the length weighted average of intercepts within the block. Block grades were reduced using the standard assay top-cut method as described for the Olympiada deposit.

The mineral reserves presented in Table 11.3 were derived from the 5-GR report that was submitted to the GKZ for the year ending 31st December 2005. They represent the reserves of some 37 of the 117 deposits identified to date.

Table 11.3: Nezhdaninskoe Mineral Reserves at 1st January 2006

Category	Tonnage (kt)	Grade (g/t Au)	Gold (kg)	Grade (g/t Ag)	Silver (kg)
B	4,491	5.8	25,377	24.3	109,000
C_1	39,426	4.9	194,527	29.0	1,142,000
C_2	52,220	4.9	257,133	14.8	774,000
$B+C_1+C_2$	96,137	5.0	477,037	21.1	2,025,000

Since acquiring Nezhdaninskoe, Polyus has embarked on a new phase of exploration directed toward development of a large open pit operation centred on Ore Zone 1. The surface and underground diamond drilling is designed to assess the tenor of gold mineralisation that occurs between the principal mineralised zones. Exploration is expected top continue through 2007 with feasibility studies to commence thereafter.

11.3 KYUTCHUS

The Kyutchus gold prospect is located in the northern part of the Republic of Sakha (Yakutia), approximately 200 km from mouth of the Yana River on the Artic coast. The licence area is located approximately 40 km from the nearest population centre of Ust Kuiga, and is accessed via unpaved roads or helicopter. The region surrounding the Kyutchus deposit has a history of gold mining principally associated with placer mining.

Gold mineralisation is hosted by mid Triassic siltstone and mudstone, which form part of a major northeast trending anticline. Mineralised structures occur in a series of en-echelon fractures and arrays of quartz veins that cross cut the host stratigraphy but lie roughly parallel to the axis of the syncline. The zone of mineralisation dips to the northwest between 60° and 80° and has been identified over a strike length of approximately 3.5 km. Drilling has indicated that the zone extends for at least 550 m below the surface and remains open at depth.

Kyutchus gold mineralisation is semi refractory sulphide, and the average grade of the mineralisation is 7 g/t Au to 9 g/t Au. Gold is predominantly encapsulated in sulphide minerals however, some free gold is present.

The deposit was first discovered in the late 1950's and since 1971, has been subject to a significant amount of exploration work, including a large amount of surface trenching, diamond drilling, and the development of two underground levels. In total the deposit has been defined at surface by geological mapping and 18 trenches, which extend over a strike length of 3.5 km. In addition the mineralised zones have been intersected by 520 diamond drill holes over a 2.1 km strike length and up to 550 m below the surface.

To date work on the project has focused on exploration and definition of mineral reserves. A comprehensive feasibility study that defines the project in terms of mining, processing and project development has not been conducted. Consequently, no ore reserve statement can be given for the Kyutchus property.

In June 2006 Polyus published the results of a mineral reserve audit for the Kyutchus project. Mineral reserves were restated in terms compliant with the internationally accepted reporting standards of the JORC Code. The audit concluded that Kyutchus gold project C_1 mineral reserves are equivalent to JORC Code Indicated mineral resources and that C_2 mineral reserves are equivalent to Inferred mineral resources. Audited mineral resources are presented in Table 11.4.

Table 11.4: Kyutchus Mineral Resources at 1st January 2006

Category	Tonnage (Mt)	Gold Grade (g/t)	Gold (kg)
Indicated	6.4	10.2	65,280
Inferred	7.5	9.6	72,000

Exploration and development is ongoing at Kyutchus and there is strong evidence that mineral reserves will increase significantly. In addition to the project site exploration metallurgical test work will continue. It is planned that Kyutchus will achieve commercial production in 2013.

11.4 BAMSKOE

The Bamskoe gold deposit is located 120 km north of Tynda, the principal city of the Tyndinskogo area of northeastern Amur region, eastern Siberia. The region is mountainous, with topographic relief ranging from 800 m to 1200 m and permafrost is widespread. The exploration base for the project is located at Blagoveshchensk.

Gold mineralisation at Bamskoe was located in 1979 through regional geochemical surveys and follow-up work between 1985 and 1989 identified the mineral potential of the gold deposit. Detailed exploration work conducted between 1990 and 1995 was used to develop the mineral reserve base. The Bamskoe deposit is undeveloped and there is no record of previous mining activities except for exploitation of several alluvial deposits in the valleys that drain the deposit.

Bamskoe occurs in the Alsakanskogo mineralised belt, in the northwest part of the Dzhugdzhuro-Stanovoj area. The area is underlain by metamorphosed Proterozoic sandstones and gneisses, which host 17 separate mineralised zones. These zones form a main mineralised zone that persists over a strike length of 3.5 km and to a depth of at least 300 m. Mineralised zones are defined by gold grade and have a complex morphology that crosscuts stratigraphy. Individual zones are inclined at 50°, average 2.5 m thick and can be traced for up to 790 m along strike.

Gold mineralisation occurs largely as free particles from 100 µm to 200 µm located within quartz-carbonate veins. However some gold mineralisation associated with disseminated sulphide minerals is refractory. The average grade of the deposit is 3.8 g/t Au. The deposit also has significant silver mineralisation associated with gold, the average grade of which is 14.38 g/t Ag. There has been very little oxidation of the Proterozoic bedrock and oxidation seldom extends beyond 15 m depth.

Exploration is ongoing at Bamskoe but the latest mineral reserve estimate available is from 2003 by the TKZ, summarised in Table 11.5, based upon a total of 66 km of drilling. C_1 resources were defined by boreholes on a 50 m by 40 m grid.

Table 11.5: Bamskoe Mineral Reserves at 1st January 2006

Category	Tonnage (kt)	Gold		Silver	
		Grade (g/t Au)	Gold (kg)	Grade (g/t Ag)	Silver (kg)
C_1	3,070	4.0	12,153	15.0	46,050
C_2	682	3.1	2,081	9.5	6,479
$C_1 + C_2$	3,752	3.8	14,234	14.0	52,529

A detailed plan for the development of Bamskoe has been approved by Polyus. A two year programme of exploration drilling commenced in 2006 and is scheduled to be completed by the end of 2007. Polyus expects that a new mineral reserve estimate will be compiled during the second half of 2007 and that a feasibility study will be undertaken in the fourth quarter of 2007. Commercial production is anticipated to commence in 2013.

Polyus has commissioned international consultants to audit the mineral reserves of some of the exploration projects. A summary of audited mineral resources and ore reserves for principal exploration projects is presented in Table 11.6.

Table 11.6: Audited Mineral Resources and Ore Reserves for Exploration Projects

Category	Nezhdaninskoe			Kyutchus		
	Tonnage (Mt)	Grade (g/t Au)	Gold (t)	Tonnage (Mt)	Grade (g/t Au)	Gold (t)
Measured	25.6	5.5	141.6			
Indicated	23.8	5.4	128.5	6.4	10.2	65.3
Measured+Indicated	49.4	5.5	270.1	6.4	10.2	65.3
Inferred	22.0	5.7	125.4	7.5	9.6	72.0
Proved	0.6	10.5	6.3			
Probable	19.8	5.5	108.9			
Proved+Probable	20.4	5.6	115.2			

SIGNATURE

Signed -



Stanley C. Bartlett, PGeo.
Managing Director,
Micon International Co Limited

13th December 2006

GLOSSARY

Agitation leaching: Leaching process in which pulp is agitated in tanks for increased efficiency.

Balance mineral reserve: A volume of material which has demonstrated the presence of a metal to a sufficient level of confidence whose economic viability has been demonstrated and approved by the GKZ

Ball mill: A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Bio-oxidation: Oxidation of sulphide minerals by bacterial action, rendering the minerals amenable to leach extraction of the contained metals.

Carbon-in-leach (CIL): A gold recovery process in which gold-bearing ore, activated carbon and cyanide are mixed as slurry. The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp (CIP): A method of recovering gold and silver from pregnant cyanide solutions by adsorbing the precious metals to granules of activated carbon, which are typically ground up coconut shells.

Centrifugal concentrator: A device which uses centrifugal action to separate heavy from light minerals.

Cone crusher: A machine which crushes ore between a gyrating cone or crushing head and an inverted, truncated cone known as a bowl.

Cut-off: An assay cut-off is the break-even economic value of the ore; the block cut-off is the economic value that optimises the net present value of the operating assets.

Cyanide leaching: A method of extracting exposed gold or silver from crushed or ground ore by dissolving them in a weak cyanide solution. It may be carried out in slurry in tanks or in large heaps of ore out of doors.

Dilution: Waste rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Doré: The final saleable product from a gold mine; obtained by smelting the products from previous processes.

Electrowinning: The process of purifying metal ingots that are suspended as anodes in an electrolytic bath, alternated with refined sheets of the same metal which act as starters or cathodes.

Fineness: The proportion of pure gold or silver in jewellery or bullion expressed in parts per thousand.

Flotation: A mineral separation process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Footwall: The rock on the underside of a vein or ore structure.

Free milling: Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resorting to pressure leaching or other chemical treatment.

Gosudarstvennaya Komissia po Zapasam (GKZ): the State Commission for Mineral Reserves. Founded in 1927, GKZ manages mineral reserves on behalf of the Ministry for Environmental Protection and Natural Resources of the Russian Federation.

Hangingwall: The rock on the upper side of a vein or ore deposit.

Hydrocyclone: A mineral processing device that converts pressure energy into rotational momentum to provide centrifugal force to separate minerals by size and specific gravity.

Impact crusher: A device that utilises the force of impact rather than pressure to break rock to smaller sizes.

Jaw crusher: A device in which rock is broken by a reciprocating compressive action between two steel plates.

Jig: A device used to concentrate heavy mineral on a screen submerged in water, either by the reciprocating motion of the screen or by the pulsation of water through it.

JORC Code: The Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserve Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia. The current edition is dated 2004.

Marginal ore: Ore of minimal profitability.

Mine: An excavation from which valuable materials are recovered.

Mineral deposit: A body of mineralisation that represents a concentration of valuable metals. The limits can be defined by geological contacts or assay cut-off grade criteria.

Mineral reserve: The Russian equivalent of the Western mineral resource and ore reserve. Mineral reserves are subdivided into A, B, C1 and C2 categories depending on the level of definition and technological study.

Mineral resource: The JORC Code defines a mineral resource as "a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction". Subdivided into measured, indicated and inferred categories depending on how well they are defined.

Off-balance mineral reserves: A volume of material which has demonstrated the presence of a metal to a sufficient level of confidence but whose economic viability has not been demonstrated.

Open pit: A mine that is entirely on surface; also referred to as open-cut or open-cast mine.

Operational reserves: Balance mineral reserves that have been adjusted for dilution and losses, and have been incorporated into a mine production schedule

Orebody: A body of mineralisation that either has been, or demonstrates a reasonable probability of being mined profitably.

Ore field: A collection of mines that exploit a common mineral deposit or cluster of closely related mineral deposits.

Ore reserve: The JORC Code defines an ore reserve as "the economically mineable part of a Measured or Indicated mineral resource". Ore reserves have been the subject of appropriate assessments, such as feasibility studies that apply realistic mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

OVOS: The Russian equivalent to an Environmental and Social Impact Assessment.

Oxide ore: Ore which has undergone the process of natural oxidation.

Preg-robbing: Absorption of gold in solution by naturally occurring material, usually carbonaceous, in the ore.

Pre-oxidation: Oxidation of a sulphide ore in order to render the contained valuable metal amenable to leaching.

Primary ore: Ore which is in its primary mineralised state and has not undergone the process of natural oxidation.

Refractory ore: Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

Resin-in-pulp (RIP): As carbon-in-pulp but using resin to absorb the leached gold.

Roll crusher: A device in which rock is broken by the compressive action of two counter-rotating smooth of toothed rolls.

Run of mine (ROM): A term used loosely to describe ore of average grade as produced from the mine.

Screw classifier: A hydraulic mineral sizing device, using a rotating screw to remove the settled coarse fraction.

Semi-autogenous (SAG) mill: A mill for grinding rock into fine powder, in the form of a steel cylinder of high aspect ratio (diameter/length), in which the grinding media consists of large pieces of rock and large steel balls.

Stockpile: Broken ore heaped on surface, pending treatment or shipment.

Sulphide ore: Ore which is in its primary mineralised state and has not undergone the process of natural oxidation.

Tailings storage facility: The engineered area for storage of material rejected from the process plant after most of the recoverable valuable minerals have been extracted.

Techniko-Ekonomicheskie Obosnovie (TEO): Standard Russian format for characterising a mineral deposit.

Techniko-Ekonomicheskie Raschoti (TER): Standard Russian format for calculating the mineral reserves of a deposit.

Thickener: A large, round tank used in milling operations to separate solids from liquids; clear fluid overflows from the tank and rock particles sink to the bottom.

Thiobacillus: A strain of bacteria used for bio-oxidation.

Territorialnaya Komissia po Zapasam (TKZ): the Territorial Commission for Mineral Reserves.

ABBREVIATIONS

Au	gold
ADRs	American Depository Receipts
CIL	carbon-in-leach
CIP	carbon-in-pulp
Report	Independent Expert's Report
°	degree (angle)
°C	degree Centigrade
EHS	environment, health and safety
ESIA	Environment and Social Impact Assessment
GKZ	The State Commission for Mineral Reserves
Group	OJSC Polyus Gold
g/t	gram/tonne
kg	kilogram
kg/h	kilogram/hour
km	kilometre
km2	square kilometre
k m3	thousand cubic metres
koz	thousand ounces
kt	thousand tonnes
kV	kilovolt
kWh/t	kilowatt-hour per tonne
LOM	life-of-mine
LSE	London Stock Exchange
m	metre
m^2	square metre
m^3	cubic metre
MAC	maximum acceptable concentration
Matrosov	OJSC Matrosov Mine
Micon	Micon International Co Limited
MNR	Ministry of Natural Resources
mm	millimetre
µm	micron
Moz	million ounces
Mt	million tonnes
Mt/a	million tonnes per year
MW	megawatt
NPV	Net Present Value
oz	ounce
Polyus	OJSC Polyus Gold
RIP	resin-in-pulp
RUR	Russian rouble
SAG	semi-autogenous grinding
SEE	State Environmental Expertise
t	tonne
t/a	tonnes/year
t/d	tonnes/day
t/h	tonnes/hour

US$	United States dollar
VAT	Value Added Tax
VNIPI	Vnipigortsvetmet
WACC	weighted average cost of capital

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Polyus Gold

Consolidated interim financial statements for the six months ended 30 June 2006 (unaudited)

POLYUS GOLD

CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

INDEX

	30 June 2006	30 June 2005	31 December 2005
EXCHANGE RATES – RUSSIAN ROUBLE			
Period-end rates			
1 US dollar	27.0789	28.6721	28.7825
1 Euro	33.9759	34.5241	34.1850
Average rates for the period			
1 US dollar	27.6799	27.9595	28.2864
1 Euro	33.9950	36.0352	35.3865

POLYUS GOLD

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

The following statement, which should be read in conjunction with independent auditors' responsibilities stated in the independent auditors' review report set out on page 2, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated interim financial statements of Open Joint Stock Company "Polyus Gold" and its subsidiaries (the "Group").

Management is responsible for the preparation of the consolidated interim financial statements that present fairly the financial position of the Group at 30 June 2006, the results of its operations, cash flows and changes in shareholders' equity for the six months then ended, in accordance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated interim financial statements, management is responsible for:

- Selecting suitable accounting principles and applying them consistently;
- Making judgements and estimates that are reasonable and prudent;
- Stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated interim financial statements; and
- Preparing the consolidated interim financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management is also responsible for:

- Designing, implementing and maintaining an effective and sound system of internal controls, throughout the Group;
- Maintaining statutory accounting records in compliance with legislation and accounting standards of the Russian Federation;
- Taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- Detecting and preventing fraud and other irregularities.

The consolidated interim financial statements for the six months ended 30 June 2006 were approved on 7 December 2006 by:

Ivanov E. I.
General Director

Steschenko D. A.
Chief Accountant

Moscow
7 December 2006

Deloitte.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (495) 787 0600
Fax: +7 (495) 787 0601
www.deloitte.ru

INDEPENDENT AUDITORS' REVIEW REPORT

To shareholders of Open Joint Stock Company "Polyus Gold":

We have reviewed the accompanying consolidated interim financial statements for the six months ended 30 June 2006 of Open Joint Stock Company "Polyus Gold" (the "Company") and its subsidiaries (collectively, the "Group"), set out on pages 3-39. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards. Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of consolidated interim financial statements consists of making inquiries, primarily of Group's personnel responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of the Group at 30 June 2006, and the results of its operations, its cash flows and changes in shareholders' equity for the six months then ended, in accordance with International Financial Reporting Standards.

As discussed in note 1, the Company was incorporated in March 2006 as a part of a spin-off by Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" of its gold mining business. In connection with the spin-off, all shares of Closed Joint Stock Company "Gold Mining Company Polyus" were contributed into the Company. Assets, liabilities and results of operations of the Company are presented in the accompanying consolidated interim financial statements as if the Company had existed from the date when CJSC "Polyus" was acquired by Norilsk Nickel.

Deloitte & Touche

Moscow, Russia
7 December 2006

POLYUS GOLD

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)
(in thousands of US Dollars)

	Notes	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Sales		**297,331**	**169,377**	**473,184**
Cost of sales	4	(165,690)	(91,247)	(269,025)
Gross profit		**131,641**	**78,130**	**204,159**
Selling, general and administrative expenses	8	(35,429)	(21,342)	(60,149)
Other net operating expenses	9	(3,301)	(2,458)	(24,989)
Operating profit		**92,911**	**54,330**	**119,021**
Finance costs	10	(2,873)	(1,613)	(3,586)
Net income from investments	11	976,513	18,025	51,749
Other non-operating expenses	12	(2,837)	(2,730)	(3,830)
Profit before taxation		**1,063,714**	**68,012**	**163,354**
Taxation	13	(32,380)	(19,597)	(50,929)
Profit for the period		**1,031,334**	**48,415**	**112,425**
Attributable to:				
Shareholders of the parent company		1,035,125	45,714	112,881
Minority interest		(3,791)	2,701	(456)
		1,031,334	**48,415**	**112,425**
Basic and diluted earnings per share (US cents)	14	**10**	**-**	**-**

POLYUS GOLD

CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2006 (UNAUDITED)
(in thousands of US Dollars)

	Notes	30 June 2006	30 June 2005	31 December 2005
ASSETS				
Non-current assets		**1,246,597**	**1,809,855**	**1,134,763**
Property, plant and equipment	15	1,072,821	591,474	1,007,720
Capital construction-in-progress	16	156,964	88,998	106,963
Investments in securities and other financial assets	17	816	1,120,087	4,070
Long-term portion of reimbursable value added tax		15,996	9,296	16,010
Current assets		**3,135,202**	**825,983**	**2,480,353**
Inventories	18	144,706	91,417	123,616
Advances to suppliers and other receivables	19	43,357	22,615	25,409
Other current assets	20	101,611	76,505	72,664
Investments in securities and other financial assets	17	1,229,496	619,284	2,230,256
Cash and cash equivalents	21	1,616,032	16,162	28,408
Total assets		**4,381,799**	**2,635,838**	**3,615,116**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital and reserves		**3,892,999**	**2,448,586**	**3,138,195**
Share capital	22	7,040	5	5
Additional paid-in-capital	23	2,296,586	1,826,846	1,819,839
Investment revaluation reserve		-	176,719	816,709
Retained earnings		1,560,999	406,740	472,010
Equity attributable to shareholders of the parent company		**3,864,625**	**2,410,309**	**3,108,563**
Minority interest	24	**28,374**	**38,277**	**29,632**
Non-current liabilities		**248,097**	**132,225**	**238,018**
Deferred tax liabilities	25	177,591	119,543	171,919
Environmental obligations	26	66,634	10,556	60,828
Obligations under finance lease	27	3,113	-	4,025
Other long-term liabilities		759	2,126	1,246
Current liabilities		**240,703**	**55,027**	**238,903**
Current portion of obligations under finance lease	27	2,611	-	2,844
Contingent consideration for acquisition of subsidiaries	32	140,000	-	140,000
Short-term borrowings	28	12,341	5,207	23,243
Trade and other payables	29	69,252	36,840	49,643
Taxes payable	30	16,499	12,980	23,173
Total shareholders' equity and liabilities		**4,381,799**	**2,635,838**	**3,615,116**

POLYUS GOLD

CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)
(in thousands of US Dollars)

	Notes	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Operating activities				
Cash flows from operations	31	81,509	4,239	99,587
Interest paid		(3,395)	(4,912)	(2,438)
Income tax paid		(42,855)	(13,183)	(45,600)
Net cash inflow/(outflow) from operating activities		**35,259**	**(13,856)**	**51,549**
Investing activities				
Acquisition of subsidiaries, net of cash acquired, and increase of ownership in subsidiaries	32	-	(30,000)	(152,929)
Proceeds from disposal of subsidiary, net of cash disposed of		-	(107)	(107)
Purchase of property, plant and equipment		(83,223)	(63,525)	(145,972)
Proceeds from sale of property, plant and equipment		3,318	985	2,876
Purchase of shares of Gold Fields Ltd.		-	(944,940)	(944,940)
Proceeds from sale of shares of Gold Fields Ltd.		1,925,402	-	-
Dividends received		6,197	-	6,062
Purchase of promissory notes and other financial assets		(1,142,077)	(404,420)	(613,452)
Proceeds from sale of promissory notes and other financial assets		475,610	177,894	541,517
Net cash inflow/(outflow) from investing activities		**1,185,227**	**(1,264,113)**	**(1,306,945)**
Financing activities				
Proceeds from short-term borrowings		56,046	3,284	5,041
Repayments of short-term borrowings		(56,066)	(28,396)	(32,617)
Repayments of finance lease obligations		(1,543)	-	(2,234)
Proceeds from issue of shares of CJSC "Polyus"		-	1,299,745	1,299,745
Repayments of promissory notes		(10,838)	(89)	(89)
Cash contribution by Norilsk Nickel in connection with the spin-off		360,197	-	-
Net cash inflow from financing activities		**347,796**	**1,274,544**	**1,269,846**
Effect of translation to presentation currency		19,342	6,572	943
Net increase in cash and cash equivalents		**1,587,624**	**3,147**	**15,393**
Cash and cash equivalents at beginning of the period		**28,408**	**13,015**	**13,015**
Cash and cash equivalents at end of the period	21	**1,616,032**	**16,162**	**28,408**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

(in thousands of US Dollars)

	Share capital	Additional paid-in-capital	Investment revaluation reserve	Retained earnings	Equity attributable to shareholders of the parent company	Minority interest	Total
Balance at 31 December 2004	**3**	**568,052**	**-**	**367,359**	**935,414**	**43,970**	**979,384**
Profit for the period	-	-	-	45,714	45,714	2,701	48,415
Issue of additional shares of CJSC "Polyus"	2	1,299,743	-	-	1,299,745	-	1,299,745
Net decrease in minority interest due to increase of Group's share in subsidiaries	-	-	-	7,389	7,389	(7,389)	-
Minority interest in subsidiaries acquired	-	-	-	-	-	(92)	(92)
Increase in fair value of available-for-sale investments, net of deferred tax	-	-	176,719	-	176,719	-	176,719
Effect of translation to presentation currency	-	(40,949)	-	(13,722)	(54,672)	(913)	(55,585)
Balance at 30 June 2005	**5**	**1,826,846**	**176,719**	**406,740**	**2,410,309**	**38,277**	**2,448,586**
Profit for the period	-	-	-	67,167	67,167	(3,157)	64,010
Minority interest in subsidiaries acquired	-	-	-	-	-	(5,298)	(5,298)
Increase in fair value of available-for-sale investments, net of deferred tax	-	-	639,990	-	639,990	-	639,990
Effect of translation to presentation currency	-	(7,007)	-	(1,897)	(8,903)	(190)	(9,093)
Balance at 31 December 2005	**5**	**1,819,839**	**816,709**	**472,010**	**3,108,563**	**29,632**	**3,138,195**
Profit for the period	-	-	-	1,035,125	1,035,125	(3,791)	1,031,334
Recognised gain on available-for-sale investments sold during the period	-	-	(816,709)	-	(839,534)	-	(839,534)
Issue of shares of OJSC "Polyus Gold"	6,866	353,331	-	-	360,197	-	360,197
Increase in minority interest due to increase of share capital in a subsidiary	-	-	-	(753)	(753)	753	-
Effect of translation to presentation currency	169	123,416	-	54,617	201,027	1,780	202,807
Balance at 30 June 2006	**7,040**	**2,296,586**	**-**	**1,560,999**	**3,864,625**	**28,374**	**3,892,999**

1. GENERAL

Organisation

Open Joint Stock Company "Polyus Gold" (the "Company") was incorporated in Moscow, Russian Federation, on 17 March 2006. The Company was formed as a part of a spin-off by OJSC "Mining and Metallurgical Company "Norilsk Nickel" ("Norilsk Nickel") of its gold mining business comprising Closed Joint Stock Company "Gold Mining Company Polyus" (CJSC "Polyus") and its subsidiaries. In connection with the spin-off Norilsk Nickel contributed into the Company 100% of CJSC "Polyus" shares and cash in the amount of USD 360,197 thousand.

The principal activities of the Company and its subsidiaries (the "Group") are the extraction, refining and sale of gold. Mining and processing facilities of the Group are located in Krasnoyarsk and Irkutsk regions and Sakha Republic of the Russian Federation. The Group also performs research and exploration works, primarily at Natalka field located in Magadan region. Further details regarding the nature of the business and structure of the Group are presented in note 38.

The shareholding structure of the Group as at 30 June 2006 was as follows:

Shareholders	Number of shares	% held
CJSC "ING Bank Evrazia" (nominal)	82,699,447	43.38%
Dimosenco Holdings Co. Limited	24,123,671	12.65%
Pharanco Holdings Co. Limited	24,123,671	12.65%
CJSC "Holding Company "Invest"	12,146,657	6.37%
AKB "Rosbank" (nominal)	11,952,559	6.27%
NP "National Deposit Centre" (nominal)	6,779,087	3.56%
CJSC "Deposit Cliring Company" (nominal)	6,223,554	3.26%
CJSC "UBS Nominiz" (nominal)	4,412,979	2.31%
Other	18,166,122	9.55%
	190,627,747	**100.00%**

The ultimate controlling shareholders of the Group are Mr. Vladimir Potanin and Mr. Mikhail Prokhorov.

Basis of presentation

The consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS include standards and interpretations approved by International Accounting Standards Board ("IASB"), including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the jurisdiction, in which they are incorporated and registered.
The accounting principles and financial reporting procedures in these jurisdictions may differ substantially from those generally accepted under IFRS. Accordingly, such financial statements have been adjusted to ensure that the consolidated interim financial statements are presented in accordance with IFRS.

These consolidated interim financial statements of the Group are prepared on the historical cost basis, except for:

- Fair value of subsidiaries acquired, in accordance with IFRS 3 "Business Combinations", which is more fully described in note 2 (a);
- Mark-to-market valuation of by-products, in accordance with IAS 2 "Inventories", which is more fully described in note 2 (h); and
- Mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", which is more fully described in note 2 (i).

Accounting for change in reporting entity

The spin-off of Norilsk Nickel's gold mining business, which involved the contribution of all of CJSC "Polyus" shares into the newly created Company, has been accounted for in the consolidated interim financial statements for the six months ended 30 June 2006 as a change in reporting entity. Assets, liabilities and results of operations of the Group are presented as if the Company had existed from the date when CJSC "Polyus" was acquired by Norilsk Nickel.

The following principles were used in the preparation of the consolidated interim financial statements:

- property, plant and equipment of the Group are recorded at the same carrying values as in the consolidated financial statements of Norilsk Nickel prior to the spin-off, including mineral rights recognised on acquisition of CJSC "Polyus";
- at 31 December and 30 June 2005, share capital represents share capital of CJSC "Polyus";
- additional paid-in-capital comprises share premium of CJSC "Polyus" ; increase in shareholders' equity on recognition of mineral rights arising on the acquisition of CJSC "Polyus" by Norilsk Nickel; and additional cash contribution by Norilsk Nickel into the Company in connection with the spin-off transaction;
- all other financial statements' elements, not affected by the accounting principles described above, are recorded at the same values as in the consolidated financial statements of Norilsk Nickel for the respective periods, unless there are differences between accounting policies of Norilsk Nickel and those adopted by the Group.

New accounting pronouncements

The following new or revised standards and interpretations issued by the IASB and IFRIC have been issued at the date of authorisation of the Group's consolidated interim financial statements, that are mandatory for adoption in the annual accounting periods beginning on or after 1 January 2006:

- IAS 1 Amendment "Capital Disclosures"
- IAS 19 Amendment "Employee Benefits"
- IAS 21 Amendment "The Effects of Changes in Foreign Exchange Rates - Net Investment in a Foreign Operation"
- IAS 39 and IFRS 4 Amendment "Financial Guarantee Contracts"
- IAS 39 Amendments "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" and "The Fair Value Option"
- IFRS 1 Amendment "Requirements of IFRS 6 to Comparative Information"
- IFRS 6 "Exploration for and Evaluation of Mineral Resources"
- IFRS 7 "Financial Instruments: Disclosures"
- IFRIC 4 "Determining whether an Arrangement Contains a Lease"

- IFRIC 5 "Rights to Interest Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
- IFRIC 7 "Applying the Restatement Approach under IAS 29 "Financial Reporting in Hyperinflationary Economies"
- IFRIC 8 "Scope of IFRS 2"
- IFRIC 9 "Reassessment of Embedded Derivatives"
- IFRIC 10 "Interim Financial Reporting and Impairment"

The impact of adoption of these standards and interpretations in preparation of the consolidated annual financial statements for the year ending 31 December 2006 and in future periods is currently being assessed by management, however no material effect on the Group's accounting policies is anticipated.

2. SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies are set out below:

(a) *Basis of consolidation*

Subsidiaries

The consolidated financial statements of the Group incorporate financial statements of the Company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased. Control is achieved where the parent company has power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's share of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interest of the parent company.

The financial statements of subsidiaries are prepared for the same reporting period as those of the parent company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions and any unrealised profits or losses arising from intra-group transactions are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted for from the date significant influence commenced until the date that significant influence effectively ceased, except when the investment is classified as held for sale.

The results of associates are equity accounted for based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is reduced to zero. Thereafter losses are only accounted for to the extent that the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including goodwill, the share of post-acquisition retained earnings and any other movements in reserves.

The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which such circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Accounting for acquisitions

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the identifiable assets, liabilities, contingent liabilities and attributable ore reserves at the date of acquisition is recognised as goodwill. Goodwill which represents ore resources is amortised on a systematic basis to recognise the depletion of the resources over the life of mine.

Goodwill in respect of non-mining subsidiaries is disclosed as a goodwill, and goodwill relating to associates is included within the carrying value of the investments in associates.

Goodwill is reviewed for impairment at least annually and if an impairment has occurred, it is recognised in the income statement in the period during which the circumstances are identified and is not subsequently reversed.

On disposal of a subsidiary or an associate the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Where an investment in a subsidiary or an associate is made, any excess of the Group's share in the fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is recognised in the consolidated income statement immediately.

(b) Functional and presentation currency

The functional currency of the Company and all subsidiaries, which reflects the economic substance of their operations, is the Russian Rouble ("RUR").

The presentation currency of the consolidated financial statements of the Group is the United States of America Dollar ("USD" or "US Dollar"). Using USD as a presentation currency is a common practice for global gold mining companies. In addition, USD is a more relevant presentation currency for international users of the consolidated financial statements of the Group.

The translation from RUR (functional currency) into USD (presentation currency) is made using exchange rates as quoted by the Central Bank of the Russian Federation, as follows:

- all assets and liabilities, both monetary and non-monetary, and all items included in shareholders' equity, other than profit for the reporting period, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are included in shareholders' equity.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated financial statements does not imply that the Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(c) Foreign currency transactions and balances

Transactions in foreign currencies are recorded at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to RUR at the exchange rate at the balance sheet date. Non-monetary items carried at historical cost are translated at the exchange rate prevailing on the date of the transaction. Non-monetary items carried at fair value are translated at the exchange rate prevailing on the date on which the most recent fair value was determined. Exchange differences arising from changes in exchange rates are recognised in the income statement.

(d) Property, plant and equipment

Property, plant and equipment are classified into the following categories:

- buildings, structures and utilities;
- machinery, equipment and transport;
- exploration and evaluation assets;
- mineral rights; and
- other assets.

Buildings, structures, utilities, machinery, equipment and transport

Buildings, structures, utilities, machinery, equipment and transport consist of mining and non-mining assets.

Mining assets are amortised on a straight-line basis over the life of mines of 7 to 20 years, which is based on estimated proven and probable ore reserves.

Amortisation of mining assets is charged from the date when a new mine reaches commercial production and is included in the cost of production.

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of such assets at the following annual rates:

• buildings, structures, plant and equipment	2% to 10%
• transport	9% to 25%
• other assets	10% to 20%

Exploration and evaluation assets

Exploration and evaluation expenditures are capitalised when it is expected that they will be recouped by future exploitation, sale, or when the exploration and evaluation activities have not reached a stage that permits a reasonable assessment of the existence of commercially recoverable ore reserves.

Exploration and evaluation assets are transferred to mining property, plant and equipment when a mine, related to an area of interest, reaches commercial production quantities.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a straight-line basis using the life of mine method based on estimated proven and probable ore reserves. Mineral resources and ore reserves are estimated in accordance with the JORC code or using the Russian Resource Reporting Code for alluvial gold reserves.

Estimated proven and probable ore reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits.

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at the lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the lesser of their estimated useful lives, or the term of the lease.

Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in interest paid, and the capital repayment, which reduces the related lease obligation to the lessor.

(e) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are placed into commercial production.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Mine development costs include expenditure incurred in:

- acquiring mineral rights and exploration licenses;
- developing new mining operations.

(f) Impairment

An impairment review of tangible and intangible assets is carried out when there is an indication that those assets have suffered an impairment loss by comparing the carrying amount of the assets to their respective recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. The impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined had no impairment loss been recognised in prior periods. A reversal of an impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(g) Deferred expenditures

Certain Group's production facilities are located in regions with specific weather conditions. Consequently, surface (alluvial) mining operations are subject to seasonality and gold at these locations is only mined during certain months of the year. Costs incurred in preparation for future seasons are deferred. Such expenditures include stripping and excavation costs and mine specific administration costs, and are recognised on the balance sheet within other current assets.

(h) Inventories

Refined gold

Gold is measured at the lower of net production cost on the weighted average basis and net realisable value. The net cost of production per unit of gold is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand, by the saleable mine output of gold.

Production costs include on-mine and concentrating costs, smelting, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less provision for obsolete items.

(i) Financial instruments

Financial instruments recognised on the Group's balance sheet mainly include investments, advances to suppliers and other receivables, cash and cash equivalents, trade and other payables and borrowings. Financial instruments are initially measured at fair value, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement. On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments are classified into the following categories:

- held-to-maturity;
- at fair value through profit and loss; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Group, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost less any allowance for impairment. Amortisation of the discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments at fair value through profit and loss include investments held for trading and investments designated upon initial recognition as at fair value through profit and loss.

All other investments, other than loans and receivables, are classified as available-for-sale.

Investments at fair value through profit and loss and investments available-for-sale are subsequently measured at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that may be incurred on sale or other disposal. Gain or loss arising from a change in the fair value of investments at fair value through profit and loss are recognised in the income statement for the period. Gain or loss arising from a change in the fair value of investments available-for-sale is recognised directly in equity through the statement of changes in shareholders' equity, until such investments are derecognised, at which time the cumulative gain or loss previously recognised in equity shall be recognised in the income statement.

When a decline in fair value of an available-for-sale investment has been recognised directly in equity and there is objective evidence that investment is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in the income statement even though the investment has not been derecognised.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at management's estimate of fair value.

Advances to suppliers and other receivables

Advances to suppliers and other receivables are measured at initial recognition at fair value and are subsequently measured at amortised cost using the effective interest method. Appropriate allowances for estimated irrecoverable amounts, calculated as the difference between the carrying amount of receivables and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition, are recognised in the income statement when there is objective evidence the receivables are impaired.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Trade and other payables

Trade and other payables are initially measured at fair value and are subsequently measured at amortised cost using the effective interest method.

Borrowings

Loans and borrowings are initially measured at proceeds received, net of direct transaction costs. Subsequently, loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement. Finance charges, including premiums payable

on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

(j) Interest on borrowings

Interest on borrowings relating to major qualifying capital projects under construction are capitalised during the construction period in which they are incurred. Once a qualifying capital project has been fully commissioned, the associated borrowing costs are expensed in the income statement as and when incurred.

Other interest is expensed in the income statement as and when incurred.

(k) Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

(l) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period are recognised as an expense in that reporting period.

The Group contributes to the Pension fund of the Russian Federation on behalf of all its employees. These contributions are recognised in the income statement as incurred.

(m) Taxation

Income tax on the profit or loss for the period comprises current and deferred taxation.

Current tax is the tax payable on the taxable income in the period, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous periods.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(n) Revenue recognition

Revenue consists of the sale of refined gold and is recognised when the risks and rewards of ownership are transferred to the buyer. Gold sales revenue represents the net invoiced value for gold supplied to customers. Revenues from the sale of by-products are netted off against production costs.

(o) Operating leases

The lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms.

(p) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Retained earnings legally distributable by the Company are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities of the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(q) Segmental information

The Group predominantly operates in a single business segment, being mining and refining of gold. The Group's production facilities are based in the Russian Federation. Therefore, business activities are subject to the same risks and returns, and are addressed in the consolidated financial statements as one reportable segment.

(r) Environmental obligations

Environmental obligations include decommissioning and land restoration costs.

Future decommissioning costs, discounted to net present value, are capitalised and corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommissioning cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the decommissioning obligation is included in the income statement. Decommissioning obligations are periodically reviewed in light of current laws and regulations, and adjustments made as necessary.

Provision for land restoration, representing the cost of restoring land damaged after the commencement of commercial production, is estimated at the net present value of the expenditures expected to settle the obligation. Increases in provision are charged to the income statement as a cost of production. The unwinding of restoration costs are expensed over the life of mine.

Ongoing restoration costs are expensed when incurred.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the process of applying accounting policies, the Group makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgements which are based on historical experience, current and expected economic conditions, and all other available information. Due to the inherent uncertainty in making those estimates and assumptions, actual results reported in future periods could differ from those estimates.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

Held-to-maturity investments

The Group follows IAS 39 "Financial Instruments: Recognition and Measurement" guidance on classifying promissory notes with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgement. In making this judgement, management evaluates its intention and ability to hold these promissory notes to maturity.

If the Group fails to keep these promissory notes to maturity other than for the specific circumstances explained in IAS 39, it will be required to reclassify the whole class as available-for-sale. The investments would therefore be measured at fair value, and not amortised cost.

Useful economic lives of property, plant and equipment

Management assesses the useful economic lives of property, plant and equipment considering current technical condition of assets, the volume of remaining recoverable ore reserves or the remaining mining lease period and potential changes in technology and demand.

Exploration and evaluation assets

Management's judgement is involved in the determination of whether the expenditures which are capitalised as exploration and evaluation assets will be recouped by future exploitation or sale. Determining this, management estimates the possibility of finding recoverable ore reserves related to a particular area of interest unless evaluation activities have reached a stage that permits a reasonable assessment of the existence of commercially recoverable ore reserves.

Impairment of assets

The Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. In making the assessment for impairment, assets that do not generate independent cash flows are allocated to an appropriate cash-generating unit. Management necessarily applies its judgement in allocating assets that do not generate independent cash flows to appropriate cash-generating units, and also in estimating the timing and value of underlying cash flows within the value in use calculation. Subsequent changes to the cash-generating unit allocation or to the timing of cash flows could impact the carrying value of the respective assets.

Initial accounting for acquisition of subsidiaries

The initial accounting for acquisition of subsidiaries involves determining the fair values to be assigned to the identifiable assets, liabilities and contingent liabilities of the acquired companies and the cost of acquisition. When initial accounting can be determined only provisionally by the end of the period in which acquisition is effected, the Group accounts for the acquisition using provisional values. Significant management's judgements and estimates are involved in determining the provisional values of assets, liabilities and contingent liabilities of the acquired companies. Adjustments to those provisional values as a result of completing the initial accounting for acquisitions in the following accounting periods might be material.

Taxation

Judgements are required in determining current income tax liabilities. The Group recognises liabilities for taxes based on estimates of whether additional taxes will be due. Where the final outcome of various tax matters is different from the amounts that were initially recorded, such differences will impact income tax and deferred tax provisions in the period in which such determination is made.

Environmental obligations

The Group's mining and exploration activities are subject to various environmental laws and regulations. The Group recognises management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

(in thousands of US Dollars)

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
4. COST OF SALES			
Cash operating costs	142,623	83,262	232,597
On-mine costs (refer to note 5)	79,321	49,026	154,996
Smelting and concentrating costs (refer to note 6)	43,590	21,143	44,792
Refining costs	1,498	1,132	3,114
Tax on mining	18,214	11,961	29,695
Amortisation and depreciation of operating assets (refer to note 7)	34,665	20,169	45,224
Change in provision for land restoration (refer to note 26)	250	191	2,088
Increase in metal inventories	(11,848)	(12,375)	(10,884)
Total	**165,690**	**91,247**	**269,025**
5. ON-MINE COSTS			
Consumables and spares	41,418	24,598	73,718
Labour	27,169	20,246	58,049
Utilities	3,919	3,535	14,090
Sundry on-mine costs	6,815	647	9,139
Total (refer to note 4)	**79,321**	**49,026**	**154,996**
6. SMELTING AND CONCENTRATING COSTS			
Consumables and spares	24,313	15,593	34,325
Labour	9,576	5,017	9,432
Utilities	6,837	309	398
Sundry smelting and concentrating costs	2,864	224	637
Total (refer to note 4)	**43,590**	**21,143**	**44,792**
7. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS			
Mining	24,694	12,573	32,492
Smelting and concentrating	9,971	7,596	12,732
Total (refer to note 4)	**34,665**	**20,169**	**45,224**

(in thousands of US Dollars)

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
8. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES			
Salaries	20,966	13,038	33,183
Taxes other than mining and income taxes	3,815	2,116	4,685
Depreciation	1,893	1,027	2,370
Research and development	1,663	133	1,886
Professional services	1,171	1,080	3,563
Rent expenses	869	502	1,710
Bank charges	848	-	973
Repair and maintenance	440	644	3,133
Other	3,764	2,802	8,646
Total	**35,429**	**21,342**	**60,149**
9. OTHER NET OPERATING EXPENSES			
Change in provision for impairment of advances to suppliers and other receivables	2,422	346	954
Change in provision for impairment of value added tax recoverable	2,247	-	1,340
Loss on disposal of property, plant and equipment and assets under construction	1,033	1,112	4,848
Net operating loss/(profit) from non-mining activities	328	(506)	2,050
Change in provision for impairment of property, plant and equipment and assets under construction	(2,528)	-	11,613
Tax fines and penalties	-	-	1,872
Other	(201)	1,506	2,312
Total	**3,301**	**2,458**	**24,989**
10. FINANCE COSTS			
Interest on borrowings	1,202	1,380	2,744
Unwinding of discount on decommissioning obligations (refer to note 26)	1,671	233	842
Total	**2,873**	**1,613**	**3,586**

(in thousands of US Dollars)

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005

11. NET INCOME FROM INVESTMENTS

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Gain on disposal of investments and other financial assets	991,710	-	2,607
Income accrued on deposits	37,973	-	4,731
Interest income on promissory notes	9,775	17,279	38,652
Dividends received	6,197	-	6,062
Loss on revaluation of bank deposits denominated in foreign currency	(69,713)	-	(263)
Share of post-acquisition losses of associates	(20)	(39)	(40)
Other	591	785	-
Total	**976,513**	**18,025**	**51,749**

Gain on disposal of investments and other financial assets includes gain on sale of investment in Gold Field Ltd. in the amount of USD 980,462 thousand.

12. OTHER NON-OPERATING EXPENSES

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Maintenance of social infrastructure	855	1,060	406
Donations	862	426	1,199
Other	1,120	1,244	2,225
Total	**2,837**	**2,730**	**3,830**

13. TAXATION

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Current taxation	36,842	24,462	60,425
Deferred taxation (refer to note 25)	(4,462)	(4,865)	(9,496)
Total	**32,380**	**19,597**	**50,929**

The corporate income tax rates in the countries where the Group has a taxable presence are as follows:

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Russian Federation	24%	24%	24%
British Virgin Islands	0%	n/a	0%
Cyprus	0%	n/a	n/a

(in thousands of US Dollars)

A reconciliation of theoretical income tax, calculated at the rate effective in the Russian Federation, location of the Group's production entities, to the amount of actual income tax expense recorded in the income statement is as follows:

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Profit before taxation	**1,063,714**	**68,012**	**163,354**
Theoretical income tax at 24%	255,291	16,323	39,205
Impact of specific tax rates	(233,217)	-	(1,383)
Tax effect of non-deductible expenses and other permanent differences	7,007	1,164	7,447
Taxable losses of subsidiaries not carried forward	3,299	2,110	5,660
Income tax expense	**32,380**	**19,597**	**50,929**

14. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the following:

Profit attributable to shareholders of the parent company for the period from 17 March to 30 June 2006	19,986	n/a	n/a
Weighted average number of ordinary shares in issue from 17 March to 30 June 2006	190,627,747	n/a	n/a
Basic and diluted earnings per share (US cents)	**10**	**n/a**	**n/a**

Earnings per share were calculated based on the profit attributable to shareholders of the parent company for the period subsequent to the incorporation of the Company, and the weighted average number of ordinary shares in issue during that period. Such earnings per share amount may not be comparable to earnings per share amounts determined in future reporting periods.

(in thousands of US Dollars)

15. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Exploration and evaluation assets	Mineral rights	Other	Total
Cost						
Balance at 31 December 2004	**194,343**	**227,465**	**13,987**	**206,799**	**4,143**	**646,737**
Additions	-	13,204	13,462	-	737	**27,403**
Acquired on acquisition of subsidiaries (refer to note 32)	2,466	187	-	52,021	14	**54,688**
Transfers from capital construction-in-progress (refer to note 16)	5,031	-	-	-	-	**5,031**
Disposals	(289)	(2,075)	-	-	(130)	**(2,494)**
Disposed on disposal of subsidiary	(23)	(9,534)	-	(5,681)	(87)	**(15,325)**
Effect of translation to presentation currency	(6,381)	(7,374)	(783)	(7,506)	(145)	**(22,189)**
Balance at 30 June 2005	**195,147**	**221,873**	**26,666**	**245,633**	**4,532**	**693,851**
Additions	-	31,556	19,001	-	1,400	**51,957**
Acquired on acquisition of subsidiaries (refer to note 32)	55,939	37,137	-	275,384	1,031	**369,491**
Transfers from capital construction-in-progress (refer to note 16)	15,087	-	-	-	-	**15,087**
Disposals	(714)	(2,267)	-	-	(603)	**(3,584)**
Decommissioning asset raised (refer to note 26)	17,570	9,063	-	-	-	**26,633**
Provision for impairment	(5,572)	-	-	(687)	-	**(6,259)**
Effect of translation to presentation currency	(1,491)	(1,579)	(279)	(3,441)	(39)	**(6,829)**
Balance at 31 December 2005	**275,966**	**295,783**	**45,388**	**516,889**	**6,321**	**1,140,347**
Additions	863	19,684	17,587	-	719	**38,853**
Transfers from capital construction-in-progress (refer to note 16)	6,143	-	-	-	-	**6,143**
Disposals	(1,492)	(997)	-	-	(1,629)	**(4,118)**
Effect of translation to presentation currency	17,484	19,023	3,246	32,519	377	**72,649**
Balance at 30 June 2006	**298,964**	**333,493**	**66,221**	**549,408**	**5,788**	**1,253,874**

(in thousands of US Dollars)

	Buildings, structures and utilities	Machinery, equipment and transport	Exploration and evaluation assets	Mineral rights	Other	Total
Accumulated amortisation and depreciation						
Balance at 31 December 2004	**(31,200)**	**(37,761)**	**-**	**(14,494)**	**(432)**	**(83,887)**
Charge for the year	(5,882)	(13,575)	-	(5,131)	(270)	**(24,858)**
Eliminated on disposals	1	391	-	-	5	**397**
Disposed on disposal of subsidiary	-	2,008	-	710	15	**2,733**
Effect of translation to presentation currency	1,148	1,493	-	576	21	**3,238**
Balance at 30 June 2005	**(35,933)**	**(47,444)**	**-**	**(18,339)**	**(661)**	**(102,377)**
Charge for the year	(7,591)	(16,527)	-	(6,770)	(380)	**(31,268)**
Eliminated on disposals	59	279	-	-	32	**370**
Effect of translation to presentation currency	265	186	-	187	10	**648**
Balance at 31 December 2005	**(43,200)**	**(63,506)**	**-**	**(24,922)**	**(999)**	**(132,627)**
Charge for the year	(9,756)	(20,422)	-	(9,076)	(460)	**(39,714)**
Eliminated on disposals	190	301	-	-	11	**502**
Effect of translation to presentation currency	(2,930)	(4,442)	-	(1,769)	(73)	**(9,214)**
Balance at 30 June 2006	**(55,696)**	**(88,069)**	**-**	**(35,767)**	**(1,521)**	**(181,053)**
Net book value						
30 June 2005	**159,214**	**174,429**	**26,666**	**227,294**	**3,871**	**591,474**
31 December 2005	**232,766**	**232,277**	**45,388**	**491,967**	**5,322**	**1,007,720**
30 June 2006	**243,268**	**245,424**	**66,221**	**513,641**	**4,267**	**1,072,821**

At 30 June 2006 the carrying amount of the Group's machinery and equipment included USD 7,106 thousand (30 June 2005: nil; 31 December 2005: USD 3,697 thousand) in respect of assets held under finance leases (refer to note 27).

(in thousands of US Dollars)

	30 June 2006	30 June 2005	31 December 2005
16. CAPITAL CONSTRUCTION-IN-PROGRESS			
Balance at beginning of the period	**106,963**	**62,425**	**62,425**
Additions	49,207	34,396	68,380
Acquired on acquisition of subsidiaries	-	436	7,165
Transfers to property, plant and equipment (refer to note 15)	(6,143)	(5,031)	(20,118)
Disposals	(735)	(447)	(2,413)
Disposed on disposal of subsidiary	-	(42)	(42)
Provision for impairment	-	-	(5,354)
Effect of translation to presentation currency	7,672	(2,739)	(3,080)
Balance at end of the period	**156,964**	**88,998**	**106,963**

Provision for impairment at 31 December 2005 related to assets under construction of OJSC "Lenzoloto".

17. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS

	30 June 2006	30 June 2005	31 December 2005
Non-current			
Equity investments available-for-sale	-	1,119,385	3,339
Loans advanced	427	349	347
Other	389	353	384
Total non-current	**816**	**1,120,087**	**4,070**
Current			
Bank deposits	936,131	-	6,997
Investment deposit in Rosbank	108,527	-	172,984
Promissory notes receivable	100,917	619,196	314,189
Investments in listed companies held for trading	61,234	-	-
Loans advanced	22,687	-	-
Equity investments available-for-sale	-	-	1,735,987
Other	-	88	99
Total current	**1,229,496**	**619,284**	**2,230,256**

Included in equity investments available-for-sale was an investment in shares of Gold Fields Ltd. (South Africa) which was acquired from Norilsk Nickel in May 2005 for USD 944,940 thousand. At 30 June and 31 December 2005 fair value of this investment amounted to USD 1,117,609 thousand and USD 1,735,987 thousand, respectively. In March 2006, it was sold to third parties for a cash consideration of USD 1,925,402 thousand.

Bank deposits bear interest of 5.18% to 7.25% per annum and mature between 27 September 2006 and 19 January 2007.

(in thousands of US Dollars)

Investment deposit in Rosbank (the "Bank"), a related party, primarily represented promissory notes purchased and held by the Bank on behalf of the Group. The principal amount of this deposit of USD 81,059 thousand is guaranteed by the Bank. Accrued income is added to the principal amount of deposit.

Promissory notes were purchased from related parties and bear interest from 6% to 10.4% per annum.

	30 June 2006	30 June 2005	31 December 2005
18. INVENTORIES			
Refined gold at net production cost	1,167	5,691	1,306
Work-in-process at production cost	44,719	20,054	30,470
Total metal inventories	**45,886**	**25,745**	**31,776**
Stores and materials at cost	99,411	67,012	92,472
Less: Provision for obsolescence	(591)	(1,340)	(632)
Total	**144,706**	**91,417**	**123,616**
19. ADVANCES TO SUPPLIERS AND OTHER RECEIVABLES			
Advances to suppliers	32,128	15,903	17,077
Other receivables from non-mining activities	21,910	14,500	16,047
	54,038	**30,403**	**33,124**
Less: Provision for impairment of advances to suppliers and other receivables	(10,681)	(7,788)	(7,715)
Total	**43,357**	**22,615**	**25,409**
20. OTHER CURRENT ASSETS			
Reimbursable value added tax	71,475	41,812	57,281
Deferred expenditures	26,355	28,573	11,683
Income tax prepaid	2,951	4,818	1,434
Other taxes prepaid	830	1,302	2,266
Total	**101,611**	**76,505**	**72,664**

Deferred expenditures mostly comprise stripping and excavation costs, general production and specific administration costs associated with the preparation for the seasonal alluvial mining activities.

(in thousands of US Dollars)

21. CASH AND CASH EQUIVALENTS

		30 June 2006	30 June 2005	31 December 2005
Bank deposits		1,380,385	-	5,681
Current bank accounts	- RUR	234,678	10,732	18,376
	- foreign currency	618	563	3,849
Other cash and cash equivalents		351	4,867	502
Total		**1,616,032**	**16,162**	**28,408**

Bank deposits mostly represent deposits in third party banks bearing interest at rates varying between 4.0% and 6.5% per annum with maturity in three months or less.

22. SHARE CAPITAL

At 30 June 2006, authorised, issued and fully paid share capital of the Company comprised 190,627,747 ordinary shares at par value of RUR 1.

At 31 December and 30 June 2005, issued and fully paid share capital of CJSC "Polyus", consisted of 299 ordinary shares at par value of RUR 400, and 120 preference shares at par value of RUR 100. All of the ordinary and preference shares of CJSC "Polyus" were owned by Norilsk Nickel.

23. ADDITIONAL PAID-IN-CAPITAL

At 30 June 2006, additional paid-in-capital of the Company comprised the share premium of CJSC "Polyus", accumulated from the date of incorporation till 17 March 2006, additional capital in respect of mineral rights recognised on acquisition of CJSC "Polyus" by Norilsk Nickel, and cash contributed by Norilsk Nickel in connection with the spin-off transaction in excess of nominal value of the Company's shares.

(in thousands of US Dollars)

24. MINORITY INTEREST

	30 June 2006	30 June 2005	31 December 2005
Balance at beginning of the period	**29,632**	**43,970**	**43,970**
Minority interest in subsidiaries acquired (refer to note 32)	-	(92)	(5,390)
Minority interest in net (loss)/profit of subsidiaries for the period	(3,791)	2,701	(456)
Net changes in minority interest due to increase of Group's share in subsidiaries	753	(7,389)	(7,389)
Effect of translation to presentation currency	1,780	(913)	(1,103)
Balance at end of the period	**28,374**	**38,277**	**29,632**

25. DEFERRED TAX LIABILITIES

The movement in the Group's deferred taxation position for the periods was as follows:

	30 June 2006	30 June 2005	31 December 2005
Net liability at beginning of the period	**171,919**	**100,096**	**100,096**
Recognised in the income statement for the period (refer to note 13)	(4,462)	(4,865)	(9,496)
Change in deferred tax liabilities arising on revaluation of available-for-sale investments	(573)	16,921	551
Change in deferred tax liabilities due to acquisition of subsidiaries (refer to note 32)	-	12,475	86,363
Change in deferred tax liabilities due to disposal of subsidiary	-	(1,193)	(1,193)
Effect of translation to presentation currency	10,707	(3,891)	(4,402)
Net liability at end of the period	**177,591**	**119,543**	**171,919**

Deferred taxation is attributable to the temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

	30 June 2006	30 June 2005	31 December 2005
Property, plant and equipment	181,047	107,463	175,160
Investment valuation	-	16,501	551
Inventory valuation	277	1,061	122
Accrued operating expenses	(1,131)	(3,664)	(2,304)
Valuation of receivables	(2,602)	(1,818)	(1,610)
Total	**177,591**	**119,543**	**171,919**

(in thousands of US Dollars)

26. ENVIRONMENTAL OBLIGATIONS

	30 June 2006	30 June 2005	31 December 2005
Decommissioning obligations			
Balance at beginning of the period	53,072	7,851	7,851
Acquired on acquisition of subsidiaries	-	-	18,232
Obligations raised (refer to note 15)	-	-	26,633
Unwinding of discount on decommissioning obligations (refer to note 10)	1,671	233	842
Effect of translation to presentation currency	3,392	(258)	(486)
Balance at end of the period	58,135	7,826	53,072
Provision for land restoration			
Balance at beginning of the period	7,756	2,629	2,629
Acquired on acquisition of subsidiaries	-	-	3,170
Charge to income statement (refer to note 4)	250	191	2,088
Effect of translation to presentation currency	493	(90)	(131)
Balance at end of the period	8,499	2,730	7,756
Total environmental obligations	66,634	10,556	60,828

27. OBLIGATIONS UNDER FINANCE LEASE

	Minimum lease payments			Present value of minimum lease payments		
	30 June 2006	30 June 2005	31 December 2005	30 June 2006	30 June 2005	31 December 2005
Amounts payable under finance lease:	6,434	-	7,930	5,724	-	6,869
Within one year (shown under current liabilities)	3,130	-	3,279	2,611	-	2,844
In the second to fifth year inclusive (shown under non-current liabilities)	3,304	-	4,651	3,113	-	4,025
Less: Future finance charges	(710)	-	(1,061)	-	-	-
Present value of lease obligations	5,724	-	6,869	5,724	-	6,869

The fair value of lease obligations is estimated by discounting the future contractual cash flows using the market interest rates available to the Group for other borrowings. Assets subject to finance leases are included in property, plant and equipment and in construction-in-progress.

The average lease term is 3.5 years. The average effective borrowing rate is 12%. All leases are on a fixed repayment basis and denominated in USD. The Group's obligations under finance leases are secured by the lessor's title to the leased assets. The fair value of the Group's lease obligations approximates their carrying amount.

(in thousands of US Dollars)

	30 June 2006	30 June 2005	31 December 2005

28. SHORT-TERM BORROWINGS

	30 June 2006	30 June 2005	31 December 2005
USD-denominated loans and borrowings	9,457	-	9,457
RUR-denominated loans and borrowings	1,533	5,207	2,142
RUR-denominated promissory notes	1,351	-	11,644
Total	**12,341**	**5,207**	**23,243**

All short-term borrowings are unsecured.
The interest rates vary as follows:

	30 June 2006	30 June 2005	31 December 2005
USD-denominated loans and borrowings	8-16.5%	-	8-16.5%
RUR-denominated loans and borrowings	5.1-15.5%	10.4-17%	14-15.5%
RUR-denominated promissory notes	10.8%	-	14%

29. TRADE AND OTHER PAYABLES

	30 June 2006	30 June 2005	31 December 2005
Wages and salaries	19,217	14,015	5,192
Trade accounts payable	14,906	10,278	15,854
Accrued annual leave	12,295	7,977	9,907
Interest payable	4,927	113	6,745
Payables for production equipment	2,500	2,291	372
Other creditors	15,407	2,166	11,573
Total	**69,252**	**36,840**	**49,643**

30. TAXES PAYABLE

	30 June 2006	30 June 2005	31 December 2005
Value added tax	4,531	4,801	5,212
Tax on mining	3,562	2,487	3,185
Social taxes	3,181	2,299	3,116
Income tax	1,412	228	8,283
Property tax	1,105	771	872
Provision for fines and penalties	-	172	171
Other taxes	2,708	2,222	2,334
Total	**16,499**	**12,980**	**23,173**

Amount recognised in the income statement in respect of contribution to the Pension fund of the Russian Federation for the six months ended 30 June 2006 was USD 10,770 thousand (30 June 2005: USD 7,270 thousand, 31 December 2005: USD 14,871 thousand).

(in thousands of US Dollars)

31. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FLOWS FROM OPERATIONS

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Profit before taxation	**1,063,714**	**68,012**	**163,354**
Adjustments for:			
Amortisation and depreciation	39,714	24,858	56,126
Interest on borrowings	1,202	1,380	2,744
Loss on disposal of property, plant and equipment and assets under construction	1,033	1,112	4,848
Change in provision for impairment of advances to suppliers and other receivables	2,422	346	954
Change in provision for land restoration	250	191	2,088
Unwinding of discount on decommissioning obligations	1,671	233	842
Change in provision for obsolete inventory	(79)	806	80
Gain on disposal of subsidiary	-	(844)	(844)
Change in provision for impairment of property, plant and equipment and assets under construction	(2,528)	-	11,613
Change in provision for impairment of value added tax recoverable	2,247	-	1,340
Interest income on promissory notes	(9,775)	(17,279)	(38,652)
Income accrued on deposits	(37,973)	-	(4,731)
Dividends accrued	(6,197)	-	(6,062)
Loss on revaluation of bank deposits denominated in foreign currency	69,713	-	263
Gain on disposal of investments and other financial assets	(991,710)	-	(2,607)
Other	20	39	(322)
Operating profit before working capital changes	**133,724**	**78,854**	**191,034**
Increase in inventories	(12,945)	(26,957)	(44,302)
Increase in advances to suppliers and other receivables	(18,021)	(11,491)	(4,361)
Increase in other current assets, excluding income tax prepaid	(23,697)	(26,449)	(29,592)
Increase/(decrease) in trade and other payables	6,339	5,078	(6,881)
Decrease in taxes payable, excluding income tax	(3,891)	(14,796)	(6,311)
Cash flows from operations	**81,509**	**4,239**	**99,587**

(in thousands of US Dollars)

32. ACQUISITION OF SUBSIDIARIES

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Net assets acquired			
Property, plant and equipment (refer to note 15)	-	54,688	424,179
Capital construction-in-progress (refer to note 16)	-	436	7,165
Other current assets	-	243	33,432
Loans and borrowings	-	(1,922)	(29,835)
Trade and other payables	-	(2,125)	(51,646)
Deferred taxation (refer to note 25)	-	(12,475)	(86,363)
Net assets at the date of acquisition	-	**38,845**	**296,932**
Minority interest (refer to note 24)	-	92	5,390
Group's share of net assets acquired	-	**38,937**	**302,322**
Less: Carrying value of investment in subsidiary before acquiring control	-	(8,856)	(8,856)
Total consideration	-	**30,081**	**293,466**
Contingent consideration (refer to comments below)	-	-	(140,000)
Satisfied by cash	-	(30,081)	(153,466)
Net cash outflow arising on acquisition:			
Cash consideration	-	(30,081)	(153,466)
Cash and cash equivalents acquired	-	81	537
Net cash outflow on acquisition of subsidiaries	-	**(30,000)**	**(152,929)**

All acquisitions were accounted for using the purchase method in accordance with IFRS 3 "Business Combination". The fair value of the acquired property, plant and equipment was determined based on the results of the valuation by independent professional appraisers. When the fair values of the identifiable assets, liabilities and contingent liabilities of the acquired companies or the cost of acquisition can only be determined provisionally, the Group accounted for these acquisitions using provisional values.

It has not been practicable to determine the carrying amounts of the acquired assets, liabilities and contingent liabilities in accordance with IFRS immediately before the acquisition. Accordigly, such information was not presented in the consolidated annual financial statemnts of the Group.

Acquisition of Yakut gold mining assets

In September 2005, 99.2% of issued ordinary shares of OJSC "Aldanzoloto GRK", 50.0% of the issued ordinary shares of OJSC "South-Verkhoyansk Mining Company" and 100.0% of the issued ordinary shares of OJSC "Yakut Mining Company" (collectively "Yakut gold mining assets") were acquired by the Group for an estimated consideration of USD 255,000 thousand, of which USD 115,000 thousand was satisfied by cash.

(in thousands of US Dollars)

The remaining part of the estimated consideration amounting to USD 140,000 thousand was contingent upon the negotiation with the seller of the financial terms of the acquisition and analysis the financial results of acquired entities at the acquisition date. At 30 June 2006, the amount was not finalised (refer to note 38).

Acquisition of Yakut gold mining companies was accounted for using provisional values. The initial accounting will be completed and adjustments to provisional values made in the Group's consolidated financial statements for the year ending 31 December 2006.

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Other acquisitions			
OJSC "Sibzolotorazvedka"	-	100.00%	100.00%
OJSC "Pervenets"	-	74.00%	74.00%
OJSC "Lenzoloto"	-	-	11.20%
OJSC "Matrosov Mine"	4.90%	30.30%	30.30%
OJSC "Aldanzoloto GRK"	-	-	99.20%
OJSC "South-Verkhoyansk Mining Company"	-	-	50.00%
OJSC "Yakut Mining Company"	-	-	100.00%

(in thousands of US Dollars)

33. RELATED PARTIES

Related parties are considered to include shareholders, associates, entities under common ownership and control with the Group and key management personnel. Material transactions and balances with related parties not dealt with elsewhere in the consolidated interim financial statements were as follows:

	Sale of goods	Purchase of goods and services	Purchase of investments	Interest received/ paid	Promissory notes receivable	Trade receivables	Cash deposits	Short-term investments	Finance lease liabilities
Six months ended 30 June 2006									
By CJSC "Polyus"	-	-	-	-	-	-	81,537	-	-
By other subsidiaries of the Group	209,943	18,957	-	9,914	100,915	8,609	25,064	132,098	-
Total	**209,943**	**18,957**	**-**	**9,914**	**100,915**	**8,609**	**106,601**	**132,098**	**-**
Six months ended 30 June 2005									
By CJSC "Polyus"	105,818	10,113	944,940	17,229	606,825	725	10,039	-	-
By other subsidiaries of the Group	21,662	-	-	(1,028)	12,371	-	4,342	4,047	-
Total	**127,480**	**10,113**	**944,940**	**16,201**	**619,196**	**725**	**14,381**	**4,047**	**-**
Year ended 31 December 2005									
By CJSC "Polyus"	145,185	31,427	-	42,235	310,484	449	15,804	172,984	-
By other subsidiaries of the Group	101,311	-	-	(477)	3,696	525	10,955	-	6,869
Total	**246,496**	**31,427**	**-**	**41,758**	**314,180**	**974**	**26,759**	**172,984**	**6,869**

Compensation of key management personnel

The remuneration of key management personnel of the Group for the six months ended 30 June 2006 amounted to USD 2,569 thousand (30 June 2005: USD 3,394 thousand; 31 December 2005: USD 8,782 thousand).

34. CONTINGENCIES

Insurance

The Group does not have full coverage for its mining, processing and transportation facilities, for business interruption, or for third party liabilities in respect of property or environmental damage arising from accidents on the Group's property or relating to the Group's operations. Accordingly, the Group may incur uninsured losses of production assets and may be subject to claims not covered by insurance, which could have a material adverse effect on the business and results of operations.

Litigation

Unresolved tax litigation at 30 June 2006 amounted to approximately USD 18,540 thousand. Management has assessed the unfavourable outcome of such litigation as possible.

In addition, the Group has a large number of small claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The government of the Russian Federation has commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax legislation. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system that may be applied retrospectively by authorities could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties that could be significant.

Management has assessed possible tax risks at 30 June 2006 to be approximately USD 2,621 thousand.

Environmental matters

The Group is subject to extensive federal, local environmental controls and regulations in the regions in which it operates. The Group's operations involve the discharge of materials and contaminants into the environment, disturbance of land that could potentially impact on flora and fauna, and give rise to other environmental concerns.

The Group's management believes that its mining and production technologies are in compliance with the existing environmental legislation of the Russian Federation. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those laws and regulations may change. Such change, if it occurs, may require that the Group modernise technology to meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations and to restore and rehabilitate the environment. Management of the Group regularly reassesses environmental obligations for its operations. Estimations are based on management's understanding of the current legal requirements and the terms of the license agreements. Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside the country, currency controls, low liquidity levels for debt and equity markets and continuing inflation. As a result operations in the Russian Federation involve risks that are not typically associated with those in more developed markets.

Stability and success of Russian economy depends on the effectiveness of the government economic policies and the continued development of the legal and political systems.

35. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, liquidity, interest rate and credit risks. The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market price of gold.

The Group does not enter into any hedging contracts or use other financial instruments to offset its commodity price risk.

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed.

The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of RUR against USD.

The Group does not use derivative financial statements to offset its currency risk.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities when they fall due.

The Group's liquidity position is carefully monitored and managed. The Group makes use of a detailed budgeting and cash forecasting process to ensure that it has adequate cash available to meet its payment obligations.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will adversely impact the financial results of the Group.

The Group does not enter into interest rate swap arrangements to manage its interest rate risk.

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group.

Although the Group sells a significant portion of its gold production to a related party and has the only one other customer, the Group is not economically dependant on these customers because of the high level of liquidity in the gold commodity market in the Russian Federation. Payment terms with the Group's customers are such that credit risk is minimal.

36. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

Listed investments in securities are carried at their market values, whereas unlisted investments are carried at management's valuation.

Advances to suppliers and other receivables, other current assets, cash and cash equivalents and trade and other payables are recorded at their carrying values which approximate the fair values of these instruments as a result of their short-term duration.

Interest rates on borrowings are market related. Consequently the carrying values of these financial instruments approximate their fair values.

The fair value of lease obligations is estimated by discounting the future contractual cash flows using the market interest rates available to the Group in relation to other borrowings.

The fair values of financial instruments are estimates and do not necessarily reflect the cash amount had these instruments been liquidated at the date of valuation.

(in thousands of US Dollars)

37. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Finalisation of the terms of acquisition of Yakut gold mining assets

In July 2006, the Group finalised the financial terms of agreement outlining the final settlement for acquisition of OJSC "Aldanzoloto GRK", OJSC "South-Verkhoyansk Mining Company" and OJSC "Yakut Mining Company". According to the agreement, the total amount of consideration outstanding at 25 July 2006 was determined to be USD 137,650 thousand (refer to note 32).

Acquisition of own shares

On 14 September 2006, the Board of Directors of the Company approved a contemplated acquisition of the Company's shares for the maximum amount of USD 1 billion. During November 2006 17,146,780 shares were acquired for a total amount of USD 994,513 thousand.

Acquisition of a subsidiary

In October 2006, OJSC "Matrosov Mine", a subsidiary of the Group, acquired a 100% interest in LLC "GRK BarGold" for a cash consideration of USD 7.5 million. LLC "GRK BarGold" holds the exploration and development license for the Chai-Yuriinskaya gold field.

Acquisition of additional shares in OJSC "South-Verkhoyansk Mining Company"

On 7 November 2006 the Board of Directors of the Company approved a decision to acquire an additional 50% of the issued ordinary shares of OJSC "South-Verkhoyansk Mining Company" for USD 300,000 thousand. On 6 December 2006, an interest of 42.74% was acquired for a cash consideration of USD 256,582 thousand.

(in thousands of US Dollars)

38. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

			Shares held		Effective % held[1]	
Subsidiaries	Country of incorporation	Nature of business	30 June 2006	31 December 2005	30 June 2006	31 December 2005
CJSC "Gold Mining Company Polyus"	Russian Federation	Mining	419	-	100.0	-
OJSC "Aldanzoloto GRK"	Russian Federation	Mining	88,021,708,092	88,021,708,092	99.2	99.2
OJSC "Lenzoloto"	Russian Federation	Market agent	1,014,535	931,035	68.2	68.2
LLC "Lenskaya Zolotorudnaya Company"	Russian Federation	Market agent	-	-	100.0	100.0
CJSC "ZDK Lenzoloto"	Russian Federation	Mining	432,431,903	432,431,903	68.2	68.2
CJSC "Lensib"	Russian Federation	Mining	610	610	41.6	41.6
CJSC "Svetliy"	Russian Federation	Mining	840	840	57.3	57.3
CJSC "Marakan"	Russian Federation	Mining	840	840	57.3	57.3
CJSC "Nadezhdinskoe"	Russian Federation	Mining	840	840	57.3	57.3
CJSC "Dalnaya Taiga"	Russian Federation	Mining	820	820	55.9	55.9
CJSC "Sevzoto"	Russian Federation	Mining	650	650	44.3	44.3
CJSC "Charazoto"	Russian Federation	Mining	640	640	43.6	43.6
CJSC "GRK Sukhoy Log"	Russian Federation	Mining	540	100	100.0	100.0
OJSC "Matrosov Mine"	Russian Federation	Mining (development stage)	424,617	232,747	93.3	88.4
CJSC "Tonoda"	Russian Federation	Mining (development stage)	12,100	9,100	100.0	100.0
OJSC "Pervenets"	Russian Federation	Mining (development stage)	100	100	100.0	100.0
OJSC "South-Verkhoyansk Mining Company"	Russian Federation	Mining (development stage)	250,000	250,000	50.0	50.0
OJSC "Yakut Mining Company"	Russian Federation	Mining (development stage)	735,000	735,000	100.0	100.0
CJSC "Vitimenergo"	Russian Federation	Electricity production	225,764	355,679	100.0	100.0
CJSC "Mamakanskaya GES"	Russian Federation	Electricity production	128,915	-	100.0	-
CJSC "Vitimenergosbyt"	Russian Federation	Electricity sales	1,000	-	100.0	-
LLC "Vitimservice"	Russian Federation	Procurement services	-	-	100.0	100.0
LLC "Lenrem"	Russian Federation	Repair services	-	-	68.2	68.2
LLC "LZDT"	Russian Federation	Transportation	-	-	100.0	100.0
LLC "Lengeo"	Russian Federation	Geological research	-	-	100.0	100.0
OJSC "Sibzolotorazvedka"	Russian Federation	Geological research	1,497	1,497	100.0	100.0
Jenington International Inc.	British Virgin Islands	Market agent	1,000,000	1,000,000	100.0	100.0
Polyus Investments Ltd. [2]	Cyprus	Market agent	-	-	100.0	-

[1] Effective % held by the Company, including holdings by other subsidiaries of the Group.
[2] Founded by the Group in 2006.

Polyus Gold

Consolidated annual financial statements for the years ended 31 December 2005, 2004 and 2003

INDEX

	2005	2004	2003
EXCHANGE RATES – RUSSIAN ROUBLE			
Year-end rates			
1 US dollar	28.7825	27.7487	29.4545
1 Euro	34.1850	37.8104	36.8240
Average rates for the year			
1 US dollar	28.2864	28.8150	30.6884
1 Euro	35.3865	35.8185	34.6654

POLYUS GOLD

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2005, 2004 AND 2003

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the independent auditors' report set out on page 2, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated annual financial statements of Open Joint Stock Company "Polyus Gold" and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated annual financial statements that present fairly the consolidated financial position of the Group at 31 December 2005, 2004 and 2003, and the consolidated results of its operations, cash flows and changes in shareholders' equity for the years then ended, in accordance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated annual financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated annual financial statements; and
- preparing the consolidated annual financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management, within its competencies, is also responsible for:

- designing, implementing and maintaining an effective and sound system of internal controls, throughout the Group;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking steps to safeguard the assets of the Group; and
- detecting and preventing fraud and other irregularities.

The consolidated annual financial statements for the years ended 31 December 2005, 2004 and 2003 were approved on 7 December 2006 by:

Ivanov E. I.
General Director

Steschenko D. A.
Chief Accountant

Moscow
7 December 2006

Deloitte.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (495) 787 0600
Fax: +7 (495) 787 0601
www.deloitte.ru

INDEPENDENT AUDITORS' REPORT

To shareholders of Open Joint Stock Company "Polyus Gold":

We have audited the consolidated annual financial statements for the years ended 31 December 2005, 2004 and 2003 of Open Joint Stock Company "Polyus Gold" (the "Company") and its subsidiaries (collectively, the "Group"), set out on pages 3-39. The consolidated annual financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated annual financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated annual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated annual financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31 December 2005, 2004 and 2003, and the consolidated results of its operations, its cash flows and changes in shareholders' equity for the years then ended, in accordance with International Financial Reporting Standards.

As discussed in note 1, the Company was incorporated in March 2006 as a part of a spin-off by Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" ("Norilsk Nickel") of its gold mining business. In connection with the spin-off, all shares of Closed Joint Stock Company "Gold Mining Company Polyus" (CJSC "Polyus") were contributed into the Company. Assets, liabilities and results of operations of the Group are presented in the accompanying consolidated annual financial statements as if the Company had existed from the date when CJSC "Polyus" was acquired by Norilsk Nickel.

Deloitte & Touche

Moscow, Russia
7 December 2006

POLYUS GOLD

CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED 31 DECEMBER 2005, 2004 AND 2003
(in thousands of US Dollars)

	Notes	2005	2004	2003
Sales		**473,184**	**441,750**	**299,018**
Cost of sales	4	(269,025)	(241,012)	(111,755)
Gross profit		**204,159**	**200,738**	**187,263**
Selling, general and administrative expenses	8	(60,149)	(31,932)	(17,262)
Other net operating (expenses)/income	9	(24,989)	9,571	(15,094)
Operating profit		**119,021**	**178,377**	**154,907**
Finance costs	10	(3,586)	(10,573)	(379)
Net income from investments	11	51,749	16,544	6,854
Impairment of goodwill	32	-	(114,639)	-
Other non-operating expenses	12	(3,830)	(4,205)	(1,667)
Profit before taxation		**163,354**	**65,504**	**159,715**
Taxation	13	(50,929)	(56,792)	(46,656)
Profit for the year		**112,425**	**8,712**	**113,059**
Attributable to:				
Shareholders of the parent company		112,881	13,829	113,059
Minority interest		(456)	(5,117)	-
		112,425	**8,712**	**113,059**

POLYUS GOLD
CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2005, 2004 AND 2003
(in thousands of US Dollars)

	Notes	2005	2004	2003
ASSETS				
Non-current assets		**1,134,763**	**638,107**	**297,850**
Property, plant and equipment	14	1,007,720	562,850	266,819
Capital construction-in-progress	15	106,963	62,425	31,011
Investments in associates	16	326	9,357	-
Investments in securities and other financial assets	17	3,744	3,475	20
Long-term portion of reimbursable value added tax		16,010	-	-
Current assets		**2,480,353**	**547,442**	**161,422**
Inventories	18	123,616	70,046	26,548
Advances to suppliers and other receivables	19	25,409	12,315	2,510
Other current assets	20	72,664	58,224	14,658
Investments in securities and other financial assets	17	2,230,256	393,842	114,080
Cash and cash equivalents	21	28,408	13,015	3,626
Total assets		**3,615,116**	**1,185,549**	**459,272**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital and reserves		**3,138,195**	**979,384**	**374,403**
Share capital	22	5	3	2
Additional paid-in-capital	23	1,819,839	568,052	41,835
Investment revaluation reserve		816,709	-	-
Retained earnings		472,010	367,359	332,566
Equity attributable to shareholders of the parent company		**3,108,563**	**935,414**	**374,403**
Minority interest	24	**29,632**	**43,970**	-
Non-current liabilities		**238,018**	**119,632**	**54,218**
Deferred tax liabilities	25	171,919	100,096	47,240
Environmental obligations	26	60,828	10,480	6,978
Obligations under finance lease	27	4,025	3,783	-
Long-term borrowings		-	3,538	-
Long-term taxes and other payables		1,246	1,735	-
Current liabilities		**238,903**	**86,533**	**30,651**
Current portion of obligations under finance lease	27	2,844	1,045	-
Contingent consideration for acquisition of subsidiaries	32	140,000	-	-
Short-term borrowings	28	23,243	35,112	-
Trade and other payables	29	49,643	35,864	6,742
Taxes payable	30	23,173	14,512	23,909
Total shareholders' equity and liabilities		**3,615,116**	**1,185,549**	**459,272**

POLYUS GOLD

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEARS ENDED 31 DECEMBER 2005, 2004 AND 2003
(in thousands of US Dollars)

	Notes	2005	2004	2003
Operating activities				
Cash flows from operations	31	99,587	188,807	186,150
Interest paid		(2,438)	(11,839)	-
Income tax paid		(45,600)	(49,775)	(39,144)
Net cash inflow from operating activities		**51,549**	**127,193**	**147,006**
Investing activities				
Acquisition of subsidiaries, net of cash acquired, and increase of ownership in subsidiaries	32	(152,929)	(270,602)	-
Proceeds from disposal of subsidiary, net of cash disposed of		(107)	-	-
Purchase of property, plant and equipment		(145,972)	(70,493)	(42,130)
Proceeds from sale of property, plant and equipment		2,876	328	-
Purchase of shares of Gold Fields Ltd.		(944,940)	-	-
Dividends received		6,062	-	-
Purchase of promissory notes and other financial assets		(613,452)	(756,115)	(102,645)
Proceeds from sale of promissory notes and other financial assets		541,517	503,918	-
Net cash outflow from investing activities		**(1,306,945)**	**(592,964)**	**(144,775)**
Financing activities				
Proceeds from short-term borrowings		5,041	171,563	-
Repayments of short-term borrowings and promissory notes		(32,706)	(196,485)	-
Repayments of finance lease obligations		(2,234)	(2,602)	-
Proceeds from issue of shares of CJSC "Polyus"		1,299,745	498,819	-
Net cash inflow from financing activities		**1,269,846**	**471,295**	**-**
Effect of translation to presentation currency		943	3,865	318
Net increase in cash and cash equivalents		**15,393**	**9,389**	**2,549**
Cash and cash equivalents at beginning of the year		**13,015**	**3,626**	**1,077**
Cash and cash equivalents at end of the year	21	**28,408**	**13,015**	**3,626**

POLYUS GOLD

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 DECEMBER 2005, 2004 AND 2003

(in thousands of US Dollars)

	Share capital	Additional paid-in-capital	Investment revaluation reserve	Retained earnings	Equity attributable to shareholders of the parent company	Minority interest	Total
Balance at 31 December 2002	**2**	**38,769**	-	**199,011**	**237,782**	-	**237,782**
Profit for the year	-	-	-	113,059	113,059	-	**113,059**
Effect of translation to presentation currency	-	3,066	-	20,496	23,562	-	**23,562**
Balance at 31 December 2003	**2**	**41,835**	-	**332,566**	**374,403**	-	**374,403**
Profit for the year	-	-	-	13,829	13,829	(5,117)	**8,712**
Issue of additional shares of CJSC "Polyus"	1	498,818	-	-	498,819	-	**498,819**
Minority interest in subsidiaries acquired during the year	-	-	-	-	-	48,416	**48,416**
Effect of translation to presentation currency	-	27,399	-	20,964	48,363	671	**49,034**
Balance at 31 December 2004	**3**	**568,052**	-	**367,359**	**935,414**	**43,970**	**979,384**
Profit for the year	-	-	-	112,881	112,881	(456)	**112,425**
Minority interest in subsidiaries acquired during the year	-	-	-	-	-	(5,390)	**(5,390)**
Net decrease in minority interest due to change of shareholding structure in subsidiaries	-	-	-	7,389	7,389	(7,389)	-
Increase in fair value of available-for-sale investments, net of deferred tax	-	-	816,709	-	816,709	-	**816,709**
Issue of additional shares of CJSC "Polus"	2	1,299,743	-	-	1,299,745	-	**1,299,745**
Effect of translation to presentation currency	-	(47,956)	-	(15,619)	(63,575)	(1,103)	**(64,678)**
Balance at 31 December 2005	**5**	**1,819,839**	**816,709**	**472,010**	**3,108,563**	**29,632**	**3,138,195**

1. GENERAL

Organisation

Open Joint Stock Company "Polyus Gold" (the "Company") was incorporated in Moscow, Russian Federation, on 17 March 2006. The Company was formed as a part of a spin-off by Open Joint Stock Company "Mining and Metallurgical Company 'Norilsk Nickel" ("Norilsk Nickel") of its gold mining business comprising Closed Joint Stock Company "Gold Mining Company Polyus" (CJSC "Polyus") and its subsidiaries. In connection with the spin-off Norilsk Nickel contributed into the Company 100% of CJSC "Polyus" shares and cash in the amount of USD 360,197 thousand. Details of the shareholding structure of the Company are presented in note 38.

CJSC "Polyus" was incorporated in Severo-Eniseisk, Krasnoyarsk region, Russian Federation, on 30 September 1999. During 2004 it acquired a controlling shareholding in Open Joint Stock Company "Lenzoloto" and Open Joint Stock Company "Matrosov Mine" and incorporated a wholly owned subsidiary Limited Liability Company "Lenskaya Zolotorudnaya Company". During 2005 CJSC "Polyus" acquired controlling shareholding in Open Joint Stock Company "Aldanzoloto GRK", Open Joint Stock Company "Yakut Mining Company" and Open Joint Stock Company "South Verkhoyansk Mining Company".

During the years ended 31 December 2005, 2004 and 2003, CJSC "Polyus" was a wholly owned subsidiary of Norilsk Nickel. The ultimate controlling shareholders of Norilsk Nickel were Mr. Vladimir Potanin and Mr. Mikhail Prokhorov.

The principal activities of the Company and its subsidiaries (the "Group") are the extraction, production and sale of gold. Mining and processing facilities of the Group are located in Krasnoyarsk and Irkutsk regions and Sakha Republic of the Russian Federation. The Group also performs research and exploration works, primarily at Natalka field located in Magadan region. Further details regarding the nature of the business and structure of the Group are presented in note 39.

Basis of presentation

The consolidated annual financial statements of the Group for the years ended 31 December 2005, 2004 and 2003 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS include standards and interpretations approved by International Accounting Standards Board ("IASB"), including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the jurisdiction, in which they are incorporated and registered. The accounting principles and financial reporting procedures in these jurisdictions may differ substantially from those generally accepted under IFRS. Accordingly, such financial statements have been adjusted to ensure that the consolidated annual financial statements are presented in accordance with IFRS.

The consolidated annual financial statements of the Group are prepared on the historical cost basis, except for:

- fair value of subsidiaries acquired in accordance with IFRS 3 "Business Combinations", which is more fully described in note 2 (a);
- mark-to-market valuation of by-products in accordance with IAS 2 "Inventories", which is more fully described in note 2 (h); and

- mark-to-market valuation of financial instruments in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", which is more fully described in note 2 (i).

Accounting for change in reporting entity

The spin-off of Norilsk Nickel's gold mining business, which involved the contribution of all CJSC "Polyus" shares into the newly created Company, has been accounted for in the consolidated annual financial statements for the years ended 31 December 2005, 2004 and 2003, as a change in reporting entity. Assets, liabilities and results of operations of the Group are presented as if the Company had existed from the date when CJSC "Polyus" was acquired by Norilsk Nickel.

The following principles are used in the preparation of the consolidated annual financial statements for the years ended 31 December 2005, 2004 and 2003:

- property, plant and equipment of the Group are recorded at the same carrying values as in the consolidated financial statements of Norilsk Nickel prior to the spin-off, including mineral rights recognised on acquisition of CJSC "Polyus";
- share capital represents share capital of CJSC "Polyus";
- additional paid-in-capital comprises share premium of CJSC "Polyus" and increase in shareholders' equity on recognition of mineral rights arising on the acquisition of CJSC "Polyus" by Norilsk Nickel;
- all other financial statements elements, not affected by the accounting principles described above, are recorded at the same values as in the consolidated financial statements of Norilsk Nickel for the respective periods, unless there are differences between accounting policies of Norilsk Nickel and those adopted by the Group.

2. SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies are set out below:

(a) Basis of consolidation

Subsidiaries

The consolidated annual financial statements of the Group incorporate financial statements of the Company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased. Control is achieved where the parent company has power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's share of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent company.

The financial statements of subsidiaries are prepared for the same reporting period as those of the parent company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions, and any unrealised profits or losses arising from intra-group transactions, are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted for from the date significant influence commenced until the date that significant influence effectively ceased, except when the investment is classified as held for sale.

The results of associates are equity accounted for based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is reduced to zero. Thereafter losses are only accounted for to the extent that the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which such circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Accounting for acquisitions

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the identifiable assets, liabilities, contingent liabilities and attributable ore reserves at the date of acquisition is recognised as goodwill. Goodwill which represents ore resources is amortised on a systematic basis to recognise the depletion of the resources over the life of mine. Goodwill in respect of non-mining subsidiaries is disclosed as a goodwill and goodwill relating to associates is included within the carrying value of the investment in associates.

Goodwill is reviewed for impairment at least annually and if an impairment has occurred, it is recognised in the income statement in the period during which the circumstances are identified and is not subsequently reversed.

On disposal of a subsidiary or an associate the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Where an investment in a subsidiary or an associate is made, any excess of the Group's share in the fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is recognised in the consolidated income statement immediately.

(b) Functional and presentation currency

The functional currency of the Company and all subsidiaries, which reflects the economic substance of their operations, is the Russian Rouble ("RUR").

The presentation currency of the consolidated financial statements of the Group is the United States of America Dollar ("USD" or "US Dollar"). Using USD as a presentation currency is a common practice for global gold mining companies. In addition, USD is a more relevant presentation currency for international users of the consolidated annual financial statements of the Group.

The translation from RUR (functional currency) into USD (presentation currency) is made using exchange rates as quoted by the Central Bank of the Russian Federation, as follows:

- all assets and liabilities, both monetary and non-monetary, and all items included in shareholders' equity, other than net profit for the reporting period, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are included in shareholders' equity.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated annual financial statements does not imply that Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(c) Foreign currency transactions and balances

Transactions in foreign currencies are recorded at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to RUR at the exchange rate at the balance sheet date. Non-monetary items carried at historical cost are translated at the exchange rate prevailing on the date of the transaction. Non-monetary items carried at fair value are translated at the exchange rate prevailing on the date on which the most recent fair value was determined. Exchange differences arising from changes in exchange rates are recognised in the income statement.

(d) Property, plant and equipment

Property, plant and equipment are classified into the following categories:

- buildings, structures and utilities;
- machinery, equipment and transport;
- exploration and evaluation assets;
- mineral rights; and
- other assets.

Buildings, structures, utilities, machinery, equipment and transport

Buildings, structures, utilities, machinery, equipment and transport consist of mining and non-mining assets.

Mining assets are amortised on a straight-line basis over the life of mine of 7 to 20 years, which is based on estimated proven and probable ore reserves.

Amortisation of mining assets is charged from the date when a new mine reaches commercial production and is included in the cost of production.

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of such assets at the following annual rates:

• buildings, structures, plant and equipment	2% to 10%
• transport	9% to 25%
• other assets	10% to 20%

Exploration and evaluation assets

Exploration and evaluation expenditures are capitalised when it is expected that they will be recouped by future exploitation, sale, or when the exploration and evaluation activities have not reached a stage that permits a reasonable assessment of the existence of commercially recoverable ore reserves.

Exploration and evaluation assets are transferred to mining property, plant and equipment when a mine, related to an area of interest, reaches commercial production.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a straight-line basis using the life of mine method based on estimated proven and probable ore reserves. Mineral resources and ore reserves are estimated in accordance with the JORC code or using Russian Resource Reporting Code for alluvial gold reserves.

Estimated proven and probable ore reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits.

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at the lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the lesser of their estimated useful lives, or the term of the lease.

Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in interest paid, and the capital repayment, which reduces the related lease obligation to the lessor.

(e) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are placed into commercial production.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Mine development costs include expenditure incurred in:

- acquiring mineral rights and exploration licenses;
- developing new mining operations.

(f) Impairment

An impairment review of tangible and intangible assets is carried out when there is an indication that those assets have suffered an impairment loss by comparing the carrying amount of the assets to their respective recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or cash-generated unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. The impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined had no impairment loss been recognised in prior periods. A reversal of an impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at revalued amount, in which case the reversal of the impairment loss is treated as revaluation increase.

(g) Deferred expenditures

Certain Group's production facilities are located in regions with specific weather conditions. Consequently, surface (alluvial) mining operations are subject to seasonality and gold at these locations is only mined during certain months of the year. Costs incurred in preparation of future seasons are deferred. Such expenditures include stripping and excavation costs and mine specific administration costs, and are recognised on the balance sheet within other current assets.

(h) Inventories

Refined gold

Gold is measured at the lower of net production cost on the weighted average basis and net realisable value. The net cost of production per unit of gold is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand, by the saleable mine output of gold.

Production costs include on-mine and concentrating costs, smelting, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less a provision for obsolete items.

(i) Financial instruments

Financial instruments recognised on the Group's balance sheet mainly include investments, advances to suppliers and other receivables, cash and cash equivalents, trade and other payables and borrowings. Financial instruments are initially measured at fair value, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement. On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments are classified into the following categories:

- held-to-maturity;
- at fair value through profit and loss; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Group, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost less any allowance for impairment. Amortisation of the discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments at fair value through profit and loss include investments held for trading and investments designated upon initial recognition as at fair value through profit and loss.

All other investments, other than loans and receivables, are classified as available-for-sale.

Investments at fair value through profit and loss and investments available-for-sale are subsequently measured at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that may be incurred on sale or other disposal. Gain or loss arising from a change in the fair value of investments at fair value through profit and loss are recognised in the income statement for the period. Gain or loss arising from a change in the fair value of investments available-for-sale is recognised directly in equity through the statement of changes in shareholders' equity, until such investments are derecognised, at which time the cumulative gain or loss previously recognised in equity shall be recognised in the income statement.

When a decline in fair value of an available-for-sale investment has been recognised directly in equity and there is objective evidence that investment is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in the income statement even though the investment has not been derecognised.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at management's estimate of fair value.

Advances to suppliers and other receivables

Advances to suppliers and other receivables are measured at initial recognition at fair value and are subsequently measured at amortised cost using the effective interest method. Appropriate allowances for estimated irrecoverable amounts, calculated as the difference between the carrying amount of receivables and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition, are recognised in the income statement when there is the objective evidence receivables are impaired.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Trade and other payables

Trade and other payables are initially measured at fair value and are subsequently measured at amortised cost using the effective interest method.

Borrowings

Loans and borrowings are initially measured at proceeds received, net of direct transaction costs. Subsequently loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

(j) Interest on borrowings

Interest on borrowings relating to major qualifying capital projects under construction are capitalised during the construction period in which they are incurred. Once a qualifying capital project has been fully commissioned, the associated borrowing costs are expensed in the income statement as and when incurred.

Other interest is expensed in the income statement as and when incurred.

(k) Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

(l) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period are recognised as an expense in that reporting period.

The Group contributes to the Pension fund of the Russian Federation on behalf of all its employees. These contributions are recognised in the income statement as incurred.

(m) Taxation

Income tax on the profit or loss for the year comprises current and deferred taxation.

Current tax is the tax payable on the taxable income in the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(n) Revenue recognition

Revenue consists of the sale of refined gold and is recognised when the risks and rewards of ownership are transferred to the buyer. Gold sales revenue represents the net invoiced value for gold supplied to customers. Revenues from the sale of by-products are netted-off against production costs.

(o) Operating leases

The lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms.

(p) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Retained earnings legally distributable by the Company are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities of the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(q) Segmental information

The Group predominantly operates in a single business segment, being mining and refining of gold. The Group's production facilities are all based in the Russian Federation. Therefore, business activities are subject to the same risks and returns, and are addressed in the consolidated financial statements as one reportable segment.

(r) Environmental obligations

Environmental obligations include decommissioning and land restoration costs.

Future decommissioning costs, discounted to net present value, are capitalised and corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommissioning cost can be reliably estimated. Decommissioning assets are

amortised on a straight-line basis over the life of mine. The unwinding of the decommissioning obligation is included in the income statement. Decommissioning obligations are periodically reviewed in light of current laws and regulations, and adjustments made as necessary.

Provision for land restoration, representing the cost of restoring land damage after the commencement of commercial production, is estimated at the net present value of the expenditures expected to settle the obligation. Increases in provision are charged to the income statement as a cost of production. The unwinding of restoration costs are expensed over the life of mine.

Ongoing rehabilitation costs are expensed when incurred.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

In the process of applying accounting policies, the Group makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgements which are based on historical experience, current and expected economic conditions, and all other available information. Due to the inherent uncertainty in making those estimates and assumptions, actual results reported in future periods could differ from those estimates.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

Held-to-maturity investments

The Group follows IAS 39 "Financial Instruments: Recognition and Measurement" guidance on classifying promissory notes with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgement. In making this judgement, management evaluates its intention and ability to hold these promissory notes to maturity.

If the Group fails to keep these promissory notes to maturity other than for the specific circumstances explained in IAS 39, it will be required to reclassify the whole class as available-for-sale. The investments would therefore be measured at fair value, and not amortised cost.

Useful economic lives of property, plant and equipment

Management assesses the useful economic lives of property, plant and equipment considering current technical condition of assets, the volume of remaining recoverable ore reserves or the remaining mining lease period and potential changes in technology and demand.

Exploration and evaluation assets

Management's judgement is involved in the determination of whether the expenditures which are capitalised as exploration and evaluation assets will be recouped by future exploitation or sale. Determining this, management estimates the possibility of finding recoverable ore reserves related to a particular area of interest unless evaluation activities have reached a stage that permits a reasonable assessment of the existence of commercially recoverable ore reserves.

Impairment of assets

The Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. In making the assessment for impairment, assets that do not generate independent cash flows are allocated to an appropriate cash-generating unit. Management necessarily applies its judgement in allocating assets that do not generate independent

cash flows to appropriate cash-generating units, and also in estimating the timing and value of underlying cash flows within the value in use calculation. Subsequent changes to the cash-generating unit allocation or to the timing of cash flows could impact the carrying value of the respective assets.

Initial accounting for acquisition of subsidiaries

The initial accounting for acquisition of subsidiaries involves determining the fair values to be assigned to the identifiable assets, liabilities and contingent liabilities of the acquired companies and the cost of acquisition. When initial accounting can be determined only provisionally by the end of the period in which acquisition is effected, the Group accounts for the acquisition using provisional values. Significant management's judgements and estimates are involved in determining the provisional values of assets, liabilities and contingent liabilities of the acquired companies. Adjustments to those provisional values as a result of completing the initial accounting for acquisitions in the following accounting periods might be material.

Taxation

Judgements are required in determining current income tax liabilities. The Group recognises liabilities for taxes based on estimates of whether additional taxes will be due. Where the final outcome of various tax matters is different from the amounts that were initially recorded, such differences will impact income tax and deferred tax provisions in the period in which such determination is made.

Environmental obligations

The Group's mining and exploration activities are subject to various environmental laws and regulations. The Group recognises management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

(in thousands of US Dollars)

	2005	2004	2003
4. COST OF SALES			
Cash operating costs	232,597	193,258	87,769
On-mine costs (refer to note 5)	154,996	129,346	34,799
Smelting and concentrating costs (refer to note 6)	44,792	35,195	33,138
Refining costs	3,114	2,601	1,735
Tax on mining	29,695	26,116	18,097
Amortisation and depreciation of operating assets (refer to note 7)	45,224	46,971	27,597
Change in provision for land restoration (refer to note 26)	2,088	2,532	-
Increase in metal inventories	(10,884)	(1,749)	(3,611)
Total	**269,025**	**241,012**	**111,755**
5. ON-MINE COSTS			
Consumables and spares	73,718	59,576	15,876
Labour	58,049	53,693	17,644
Utilities	14,090	11,828	636
Sundry on-mine costs	9,139	4,249	643
Total (refer to note 4)	**154,996**	**129,346**	**34,799**
6. SMELTING AND CONCENTRATING COSTS			
Consumables and spares	34,325	23,640	17,218
Labour	9,432	10,155	12,913
Utilities	398	691	2,049
Sundry smelting and concentrating costs	637	709	958
Total (refer to note 4)	**44,792**	**35,195**	**33,138**
7. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS			
Mining	32,492	26,783	16,938
Smelting and concentrating	12,732	20,188	10,659
Total (refer to note 4)	**45,224**	**46,971**	**27,597**

(in thousands of US Dollars)

	2005	2004	2003
8. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES			
Salaries	33,183	19,661	9,294
Taxes other than mining and income taxes	4,685	3,307	3,398
Professional services	3,563	1,452	123
Repair and maintenance	3,133	677	1,033
Depreciation	2,370	1,565	-
Research and development	1,886	752	1,374
Rent expenses	1,710	1,398	153
Bank charges	973	107	-
Other	8,646	3,013	1,887
Total	**60,149**	**31,932**	**17,262**
9. OTHER NET OPERATING EXPENSES/(INCOME)			
Change in provision for impairment of property, plant and equipment and assets under construction	11,613	-	-
Loss on disposal of property, plant and equipment and assets under construction	4,848	3,164	437
Net operating loss/(profit) from non-mining activities	2,050	(2,817)	-
Provision for tax fines and penalties	1,872	(14,815)	13,911
Change in provision for impairment of value added tax recoverable	1,340	-	-
Change in provision for impairment of advances to suppliers and other receivables	954	2,535	43
Other	2,312	2,362	703
Total	**24,989**	**(9,571)**	**15,094**
10. FINANCE COSTS			
Interest on borrowings	2,744	10,146	-
Unwinding of discount on decommissioning obligations (refer to note 26)	842	427	379
Total	**3,586**	**10,573**	**379**

(in thousands of US Dollars)

	2005	2004	2003

11. NET INCOME FROM INVESTMENTS

	2005	2004	2003
Interest income on promissory notes	38,652	16,803	6,848
Dividends received	6,062	-	6
Income accrued on deposits	4,731	-	-
Gain on disposal of investments and other financial assets	2,607	-	-
Loss on revaluation of bank deposits denominated in foreign currency	(263)	-	-
Share of post-acquisition losses of associates	(40)	(50)	-
Other	-	(209)	-
Total	**51,749**	**16,544**	**6,854**

12. OTHER NON-OPERATING EXPENSES

	2005	2004	2003
Donations	1,199	945	557
Maintenance of social infrastructure	406	2,120	323
Other	2,225	1,140	787
Total	**3,830**	**4,205**	**1,667**

13. TAXATION

	2005	2004	2003
Current taxation	60,425	52,099	49,603
Deferred taxation (refer to note 25)	(9,496)	4,693	(2,947)
Total	**50,929**	**56,792**	**46,656**

The corporate income tax rates in the countries where the Group has a taxable presence are as follows:

	2005	2004	2003
Russian Federation	24%	24%	24%
British Virgin Islands	0%	n/a	n/a

(in thousands of US Dollars)

A reconciliation of theoretical income tax, calculated at the rate effective in the Russian Federation, location of the Group's production entities, to the amount of actual income tax expense recorded in the income statement is as follows:

	2005	2004	2003
Profit before taxation	**163,354**	**65,504**	**159,715**
Theoretical income tax at 24%	39,205	15,721	38,332
Tax effect of impairment of goodwill	-	27,417	-
Impact of specific tax rates	(1,383)	-	-
Tax effect of non-deductible expenses and other permanent differences	7,447	2,239	8,324
Taxable losses of subsidiaries not carried forward	5,660	11,415	-
Income tax expense	**50,929**	**56,792**	**46,656**

14. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Exploration and evaluation assets	Mineral rights	Other	Total
Cost						
Balance at 31 December 2002	**112,238**	**90,445**	**-**	**51,011**	**392**	**254,086**
Additions	-	17,024	-	-	181	**17,205**
Transfers from capital construction-in-progress (refer to note 15)	3,666		-	-	-	**3,666**
Disposals	-	(353)	-	-	(14)	**(367)**
Effect of translation to presentation currency	9,031	7,853	-	4,035	38	**20,957**
Balance at 31 December 2003	**124,935**	**114,969**	**-**	**55,046**	**597**	**295,547**
Additions	1,049	25,792	13,470	-	2,459	**42,770**
Acquired on acquisition of subsidiaries (refer to note 32)	35,037	79,082	-	144,814	1,048	**259,981**
Transfers from capital construction-in-progress (refer to note 15)	23,918	-	-	-	-	**23,918**
Disposals	(92)	(2,291)	-	-	(114)	**(2,497)**
Effect of translation to presentation currency	9,496	9,913	517	6,939	153	**27,018**
Balance at 31 December 2004	**194,343**	**227,465**	**13,987**	**206,799**	**4,143**	**646,737**
Additions	-	44,760	32,463	-	2,137	**79,360**
Acquired on acquisition of subsidiaries (refer to note 32)	58,405	37,324	-	327,405	1,045	**424,179**
Transfers from capital construction-in-progress (refer to note 15)	20,118	-	-	-	-	**20,118**
Disposals	(1,003)	(4,342)	-	-	(733)	**(6,078)**
Disposed of on disposal of subsidiary	(23)	(9,534)	-	(5,681)	(87)	**(15,325)**
Decommissioning asset raised	17,570	9,063	-	-	-	**26,633**
Provision for impairment	(5,572)	-	-	(687)	-	**(6,259)**
Effect of translation to presentation currency	(7,872)	(8,953)	(1,062)	(10,947)	(184)	**(29,018)**
Balance at 31 December 2005	**275,966**	**295,783**	**45,388**	**516,889**	**6,321**	**1,140,347**

(in thousands of US Dollars)

	Buildings, structures and utilities	Machinery, equipment and transport	Exploration and evaluation assets	Mineral rights	Other	Total
Accumulated amortisation and depreciation						
Balance at 31 December 2002	-	-	-	-	-	-
Charge for the year	(12,030)	(11,078)	-	(4,403)	(86)	**(27,597)**
Eliminated on disposals	-	20	-	-	2	**22**
Effect of translation to presentation currency	(503)	(463)	-	(184)	(3)	**(1,153)**
Balance at 31 December 2003	**(12,533)**	**(11,521)**	**-**	**(4,587)**	**(87)**	**(28,728)**
Charge for the year	(17,236)	(24,898)	-	(9,269)	(362)	**(51,765)**
Eliminated on disposals	3	310	-	-	34	**347**
Effect of translation to presentation currency	(1,434)	(1,652)	-	(638)	(17)	**(3,741)**
Balance at 31 December 2004	**(31,200)**	**(37,761)**	**-**	**(14,494)**	**(432)**	**(83,887)**
Charge for the year	(13,473)	(30,102)	-	(11,901)	(650)	**(56,126)**
Eliminated on disposals	60	670	-	-	37	**767**
Eliminated on disposal of subsidiary	-	2,008	-	710	15	**2,733**
Effect of translation to presentation currency	1,413	1,679	-	763	31	**3,886**
Balance at 31 December 2005	**(43,200)**	**(63,506)**	**-**	**(24,922)**	**(999)**	**(132,627)**
Net book value						
31 December 2003	**112,402**	**103,448**	**-**	**50,459**	**510**	**266,819**
31 December 2004	**163,143**	**189,704**	**13,987**	**192,305**	**3,711**	**562,850**
31 December 2005	**232,766**	**232,277**	**45,388**	**491,967**	**5,322**	**1,007,720**

The Group leases production equipment under a number of finance lease agreements. At the end of the lease term the Group takes automatic ownership of the assets. At 31 December 2005 the carrying amount of the Group's fixtures and equipment included USD 3,697 thousand (2004: USD 6,875 thousand; 2003: nil) in respect of assets held under finance leases. At 31 December 2005 leased production equipment with a carrying value of USD 3,697 thousand (2004: USD 6,875; 2003: nil) secured financial lease obligations.

At 31 December 2005 the Group carried out a review of the recoverable amount of its property, plant and equipment. The review resulted in the provision for impairment in the amount of USD 6,259 thousand. This provision mainly related to the old production plant at OJSC "Matrosov Mine".

At 31 December 2004 property, plant and equipment with a carrying value of USD 4,214 thousand (2005 and 2003: nil) were pledged to secure long and short-term borrowings granted to the Group (refer to note 28).

(in thousands of US Dollars)

	2005	2004	2003

15. CAPITAL CONSTRUCTION-IN-PROGRESS

	2005	2004	2003
Balance at beginning of the year	**62,425**	**31,011**	**8,300**
Additions	68,380	34,473	24,925
Acquired on acquisition of subsidiaries	7,165	19,389	-
Transfers to property, plant and equipment (refer to note 14)	(20,118)	(23,918)	(3,666)
Disposals	(2,413)	(1,342)	(92)
Disposed of on disposal of subsidiary	(42)	-	-
Provision for impairment	(5,354)	-	-
Effect of translation to presentation currency	(3,080)	2,812	1,544
Balance at end of the year	**106,963**	**62,425**	**31,011**

Leased assets with a carrying value of USD 3,409 thousand (2004 and 2003: nil) were not received and placed into operation at 31 December 2005, and are included in construction-in-progress.

At 31 December 2005 the Group carried out a review of the recoverable amount of its construction-in-progress. The review resulted in the provision for impairment of assets under construction at OJSC "Lenzoloto".

16. INVESTMENTS IN ASSOCIATES

	2005	2004	2003
Balance at beginning of the year	**9,357**	-	-
Acquired on the acquisition of subsidiaries	-	9,149	-
Change in classification due to increase in shareholding	(8,856)	-	-
Share of post-acquisition losses	(40)	(50)	-
Effect of translation to presentation currency	(135)	258	-
Balance at end of the year	**326**	**9,357**	-

All the Group's associates are registered in the Russian Federation. Details of the Group's associates are as follows:

Name of associate	Principal activity	Date acquired	Share-holding	2005	2004	2003
CJSC "Pervenets"	Gold mining	6 April 2004	26.0%	-	9,018	-
LLC "Kvartsevie Technologii"	Quartz mining	6 April 2004	38.3%	326	339	-
Total				326	9,357	-

(in thousands of US Dollars)

At 31 December 2004 OJSC "Lenzoloto", a 57.0% subsidiary of the Group, held a 26.0% investment in OJSC "Pervenets". On 10 February 2005 the Group acquired an additional 74.0% interest in this company. Accordingly the company's financial results were fully consolidated and the investment was eliminated from investments in associates.

Summarised financial information in respect of the Group's associates is set out below:

	2005	2004	2003
Total assets	944	51,592	-
Total liabilities	112	15,320	-
Revenue	-	8	-
Loss for the year	(156)	(208)	-

17. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS

	2005	2004	2003
Non-current			
Equity investments available-for-sale	3,339	1,462	-
Loans advanced	347	360	-
Other	58	1,653	20
Total non-current	**3,744**	**3,475**	**20**
Current			
Equity investments available-for-sale	1,735,987	-	-
Promissory notes receivable	314,189	393,738	114,080
Investment deposit in Rosbank	172,984	-	-
Bank deposits	6,997	-	-
Other	99	104	-
Total current	**2,230,256**	**393,842**	**114,080**

Included in equity investments available-for-sale was an investment in shares of Gold Fields Ltd. (South Africa) which was acquired from Norilsk Nickel in May 2005 for USD 944,940 thousand. At 31 December 2005 fair value of this investment amounted to USD 1,735,987 thousand. In March 2006, it was sold to third parties for a cash consideration of USD 1,925,402 thousand.

Short-term promissory notes were purchased from related parties and bear interest of 10.4% per annum.

At 31 December 2005 investment deposit in Rosbank (the "Bank"), a related party, primarily represented promissory notes purchased and held by the Bank on behalf of the Group. The principal amount of this deposit of USD 168,331 thousand is guaranteed by the Bank. Accrued income is added to the principal amount of deposit.

(in thousands of US Dollars)

	2005	2004	2003

18. INVENTORIES

Refined gold at net production cost	1,306	2,445	1,474
Work-in-process at production cost	30,470	11,070	6,018
Total metal inventories	**31,776**	**13,515**	**7,492**
Stores and materials at cost	92,472	57,104	19,249
Less: Provision for obsolescence	(632)	(573)	(193)
Total	**123,616**	**70,046**	**26,548**

19. ADVANCES TO SUPPLIERS AND OTHER RECEIVABLES

Advances to suppliers	17,077	7,514	1,631
Other receivables from non-mining activities	16,047	12,252	1,444
	33,124	**19,766**	**3,075**
Less: Provision for impairment of advances to suppliers and other receivables	(7,715)	(7,451)	(565)
Total	**25,409**	**12,315**	**2,510**

20. OTHER CURRENT ASSETS

Reimbursable value added tax	57,281	40,476	13,518
Deferred expenditures	11,683	14,507	342
Income tax prepaid	1,434	1,183	-
Other taxes prepaid	2,266	2,058	798
Total	**72,664**	**58,224**	**14,658**

Deferred expenditures mostly comprise stripping and excavation costs, general production and specific administration costs associated with the preparation for the seasonal alluvial mining activities.

21. CASH AND CASH EQUIVALENTS

Current bank accounts	- RUR	18,376	8,905	3,537
	- foreign currencies	3,849	38	12
Bank deposits		5,681	-	-
Letters of credit		174	3,308	-
Other cash and cash equivalents		328	764	77
Total		**28,408**	**13,015**	**3,626**

(in thousands of US Dollars)

	2005	2004	2003

22. SHARE CAPITAL

	2005	2004	2003
Authorised			
1,123 ordinary shares at par value of RUR 400	16	16	16
120 preference shares at par value of RUR 100	-	-	-
Total	**16**	**16**	**16**
Issued and fully paid			
31 December 2005: 299 ordinary shares at par value of RUR 400	5	-	-
31 December 2004: 173 ordinary shares at par value of RUR 400	-	3	-
31 December 2003: 123 ordinary shares at par value of RUR 400	-	-	2
120 preference shares at par value of RUR 100	-	-	-
Total	**5**	**3**	**2**

During 2004 the Company issued 50 additional ordinary shares for total proceeds of RUR 14,530,498 thousand (USD 498,819 thousand). In 2005 the Company issued 126 additional ordinary shares for total proceeds of RUR 36,616,855 thousand (USD 1,299,745 thousand).

Preference shares are freely convertible into ordinary shares.

23. ADDITIONAL PAID-IN-CAPITAL

At 31 December 2005, 2004 and 2003, additional paid-in-capital of the Company comprised the share premium of CJSC "Polyus" and additional capital representing mineral rights recognised on acquisition of CJSC "Polyus" by Norilsk Nickel.

24. MINORITY INTEREST

	2005	2004	2003
Balance at beginning of the year	**43,970**	-	-
Minority interest in subsidiaries acquired (refer to note 32)	(5,390)	48,416	-
Minority interest in net loss of subsidiaries for the year	(456)	(5,117)	-
Net changes in minority interest due to increase of Group's share in subsidiaries	(7,389)	-	-
Effect of translation to presentation currency	(1,103)	671	-
Balance at end of the year	**29,632**	**43,970**	**-**

(in thousands of US Dollars)

In March 2005 six subsidiaries of OJSC "Lenzoloto", a 57.0% subsidiary of the Group, were sold to LLC "Lenskaya Zolotorudnaya Company", a 100.0% subsidiary of the Group. This transaction resulted in a decrease in minority interest and an increase in equity attributable to the shareholder of CJSC "Polyus" of USD 11,136 thousand.

In April 2005 26.0% share of OJSC "Lenzoloto" in OJSC "Pervenets" was sold to LLC "Lenskaya Zolotorudnaya Company". This transaction resulted in a decrease in minority interest and increase in equity attributable to the shareholder of the Company in the amount of USD 3,938 thousand.

During April-May 2005 OJSC "Matrosov Mine", a subsidiary of the Group, issued additional ordinary shares that were acquired by the Group. Prior to this transaction all losses of the company applicable to minority interest were allocated against the interest of the shareholder of CJSC "Polyus". As a result of the transaction minority interest in the increased net assets of OJSC "Matrosov Mine" of USD 7,685 thousand was recognised.

25. DEFERRED TAX LIABILITIES

The movement in the Group's deferred taxation position was as follows:

	2005	2004	2003
Net liability at beginning of the year	**100,096**	**47,240**	**46,625**
Recognised in the income statement for the year (refer to note 13)	(9,496)	4,693	(2,947)
Change in deferred tax liabilities arising on revaluation of available-for-sale investments	551	-	-
Change in deferred tax liabilities due to acquisition of subsidiaries (refer to note 32)	86,363	44,046	-
Change in deferred tax liabilities due to disposal of subsidiary	(1,193)	-	-
Effect of translation to presentation currency	(4,402)	4,117	3,562
Net liability at end of the year	**171,919**	**100,096**	**47,240**

Deferred taxation is attributable to the temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

	2005	2004	2003
Property, plant and equipment	175,160	98,870	50,366
Investment valuation	551	-	-
Inventory valuation	122	(291)	(639)
Accrued operating expenses and provisions	(2,304)	3,121	(758)
Valuation of receivables	(1,610)	(1,604)	(1,729)
Total	**171,919**	**100,096**	**47,240**

(in thousands of US Dollars)

26. ENVIRONMENTAL OBLIGATIONS

	2005	2004	2003
Decommissioning obligations			
Balance at beginning of the year	**7,851**	**6,978**	**6,101**
Acquired on acquisition of subsidiaries	18,232	-	-
Obligations raised (refer to note 14)	26,633	-	-
Unwinding of discount on decommissioning obligations (refer to note 10)	842	427	379
Effect of translation to presentation currency	(486)	446	498
Balance at end of the year	**53,072**	**7,851**	**6,978**
Provision for land restoration			
Balance at beginning of the year	**2,629**	-	-
Acquired on acquisition of subsidiaries	3,170	-	-
Charge to income statement (refer to note 4)	2,088	2,532	-
Effect of translation to presentation currency	(131)	97	-
Balance at end of the year	**7,756**	**2,629**	-

During 2004 the Group performed an estimate of land restoration costs. The provision, discounted to net present value, related exclusively to mining operations.

	2005	2004	2003
Total environmental obligations	**60,828**	**10,480**	**6,978**

27. OBLIGATIONS UNDER FINANCE LEASE

	Minimum lease payments			Present value of minimum lease payments		
	2005	2004	2003	2005	2004	2003
Amounts payable under finance lease:	**7,930**	**5,826**	-	**6,869**	**4,828**	-
Within one year (shown under current liabilities)	3,279	1,383	-	2,844	1,045	-
In the second to fifth year inclusive (shown under non-current liabilities)	4,651	4,443	-	4,025	3,783	-
Less: Future finance charges	(1,061)	(998)	-	n/a	n/a	-
Present value of lease obligations	**6,869**	**4,828**	-	**6,869**	**4,828**	-

(in thousands of US Dollars)

The fair value of lease obligations is estimated by discounting the future contractual cash flows using the market interest rates available to the Group for other borrowings. Assets subject to finance leases are included in property, plant and equipment and construction-in-progress.

The average lease term is 3.5 years. The average effective borrowing rate is 12% (2004: 9.5%). All leases are on a fixed repayment basis and denominated in USD. The Group's obligations under finance leases are secured by the lessor's title to the leased assets. The fair value of the Group's lease obligations approximates their carrying amount.

28. SHORT-TERM BORROWINGS

	2005	2004	2003
RUR-denominated promissory notes	11,644	30,252	-
USD-denominated loans and borrowings	9,457	4,860	-
RUR-denominated loans and borrowings	2,142	-	-
Total	**23,243**	**35,112**	**-**

The interest rates varied as follows:

	2005	2004	2003
RUR-denominated promissory notes	14%	10-20%	n/a
USD-denominated loans and borrowings	8-16.5%	6-10%	n/a
RUR-denominated loans and borrowings	14-15.5%	n/a	n/a

Short-term borrowings were secured by:

	2005	2004	2003
Property, plant and equipment	-	4,214	-

29. TRADE AND OTHER PAYABLES

	2005	2004	2003
Trade accounts payable	15,854	10,000	719
Accrued annual leave	9,907	3,108	1,328
Interest payable	6,745	1,744	-
Wages and salaries	5,192	7,888	1,723
Payables for production equipment	372	7,296	2,940
Other creditors	11,573	5,828	32
Total	**49,643**	**35,864**	**6,742**

30. TAXES PAYABLE

	2005	2004	2003
Income tax	8,283	2,157	7,017
Value added tax	5,212	4,058	-
Tax on mining	3,185	30	1,292
Social taxes	3,116	3,043	439
Property tax	872	566	556
Provision for fines and penalties	171	-	14,493
Other taxes	2,334	4,658	112
Total	**23,173**	**14,512**	**23,909**

(in thousands of US Dollars)

Amount recognised in the income statement in respect of contribution to Pension fund of the Russian Federation for the year ended 31 December 2005 was USD 14,871 thousand (2004: USD 15,105 thousand; 2003: USD 7,989 thousand).

	2005	2004	2003
31. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FLOWS FROM OPERATIONS			
Profit before taxation	**163,354**	**65,504**	**159,715**
Adjustments for:			
Amortisation and depreciation	56,126	51,765	27,597
Interest on borrowings	2,744	10,146	-
Loss on disposal of property, plant and equipment and assets under construction	4,848	3,164	437
Change in provision for impairment of advances to suppliers and other receivables	954	2,535	43
Change in provision for land restoration	2,088	2,532	-
Unwinding of discount on decommissioning obligations	842	427	379
Change in provision for obsolete inventory	80	355	185
Impairment of goodwill	-	114,639	-
Gain on disposal of subsidiary	(844)	-	-
Change in provision for impairment of property, plant and equipment and assets under construction	11,613	-	-
Change in provision for impairment of value added tax recoverable	1,340	-	-
Change in provision for tax fines and penalties	1,872	(14,815)	13,911
Interest income on promissory notes	(38,652)	(16,803)	(6,848)
Income accrued on deposits	(4,731)	-	-
Dividends received	(6,062)	-	-
Loss on revaluation of bank deposits denominated in foreign currencies	263	-	-
Gain on disposal of investments and other financial assets	(2,607)	-	-
Other	(2,194)	(1,052)	-
Operating profit before working capital changes	**191,034**	**218,397**	**195,419**
Increase in inventories	(44,302)	(12,774)	(11,198)
(Increase)/decrease in advances to suppliers and other receivables	(4,361)	6,835	1,339
Increase in other current assets, excluding income tax prepaid	(29,592)	(11,496)	(4,905)
(Decrease)/increase in trade and other payables	(6,881)	(4,532)	4,558
(Decrease)/increase in taxes payable, excluding income tax	(6,311)	(7,623)	937
Cash flows from operations	**99,587**	**188,807**	**186,150**

(in thousands of US Dollars)

32. ACQUISITION OF SUBSIDIARIES

	2005	2004	2003
Net assets acquired			
Property, plant and equipment (refer to note 14)	424,179	259,981	-
Capital construction-in-progress (refer to note 15)	7,165	19,389	-
Current assets	33,432	92,738	-
Loans and borrowings	(29,835)	(67,679)	-
Trade and other payables	(51,646)	(53,635)	-
Deferred taxation (refer to note 25)	(86,363)	(44,046)	-
Net assets at the date of acquisition	**296,932**	**206,748**	-
Minority interest (refer to note 24)	5,390	(48,416)	-
Group's share of net assets acquired	**302,322**	**158,332**	-
Less: Carrying value of investment in subsidiary before acquiring control	(8,856)	-	-
Impairment of goodwill on acquisition of OJSC "Lenzoloto" (refer to comment below)	-	114,639	-
Total consideration	**293,466**	**272,971**	-
Contingent consideration (refer to comment below)	(140,000)	-	-
Satisfied by cash	(153,466)	(272,971)	-
Net cash outflow arising on acquisition:			
Cash consideration	(153,466)	(272,971)	-
Cash and cash equivalents acquired	537	2,369	-
Net cash outflow on acquisition of subsidiaries	**(152,929)**	**(270,602)**	-

All acquisitions were accounted for using the purchase method in accordance with IFRS 3 "Business Combination". The fair value of the acquired property, plant and equipment was determined based on the results of the valuation by independent professional appraisers. When the fair values of the identifiable assets, liabilities and contingent liabilities of the acquired companies or the cost of acquisition can only be determined provisionally, the Group accounted for these acquisitions using provisional values.

It has not been practicable to determine the carrying amounts of the acquired assets, liabilities and contingent liabilities in accordance with IFRS immediately before the acquisition. Accordignly, such information was not presented in the consolidated annual financial statemnts of the Group.

Acquisition of Yakut gold mining assets

In September 2005, 99.2% of issued ordinary shares of OJSC "Aldanzoloto GRK", 50.0% of the issued ordinary shares of OJSC "South-Verkhoyansk Mining Company" and 100.0% of the issued ordinary shares of OJSC "Yakut Mining Company" (collectively "Yakut gold mining assets") were acquired by the Group for an estimated consideration of USD 255,000 thousand, of which USD 115,000 thousand was satisfied by cash.

The remaining part of the estimated consideration amounting to USD 140,000 thousand, was contingent upon the negotiation with the seller of the financial terms of the acquisition and analysis the financial results of acquired entities at the acquisition date (refer to note 39).

(in thousands of US Dollars)

Acquisition of Yakut gold mining assets was accounted for in the consolidated annual financial statements of the Group for the year ended 31 December 2005 using the provisional values.

The acquired companies in total contributed USD 13,759 thousand revenue and USD 6,828 thousand loss before taxation from the date control was obtained to 31 December 2005.

OJSC "Sibzolotorazvedka"

On 3 November 2005, the Group acquired 100.0% of the issued share capital of OJSC "Sibzolotorazvedka" for a cash consideration of USD 593 thousand.

OJSC "Sibzolotorazvedka" contributed USD 45 thousand revenue and USD 69 thousand loss before taxation from the date control was obtained to 31 December 2005.

OJSC "Pervenets"

On 10 February 2005, the Group acquired 74.0% of the issued share capital of OJSC "Pervenets" for a cash consideration of USD 25,816 thousand.

OJSC "Pervenets" contributed USD nil revenue and USD 1,301 thousand loss before taxation from the date control was obtained to 31 December 2005.

CJSC "Tonoda"

On 9 December 2004, the Group acquired 100.0% of the issued share capital of CJSC "Tonoda" for a cash consideration of USD 28,276 thousand.

OJSC "Lenzoloto"

On 6 April 2004, the Group acquired 50.5% of the issued share capital of OJSC "Lenzoloto" for a cash consideration of USD 179,307 thousand. During July 2004 the Group increased its investment in OJSC "Lenzoloto" to 57.0% for an additional cash consideration of USD 11,711 thousand.

At 31 December 2004 the Group reviewed the carrying value of goodwill arisen on the acquisition of OJSC "Lenzoloto" and wrote it off it in the 2004 financial year.

In July 2005 an additional 5.6% of issued ordinary shares of OJSC "Lenzoloto" were acquired by the Group, for USD 3,000 thousand.

In December 2005 the Group further increased its investment in OJSC "Lenzoloto" to 68.2% for a cash consideration of USD 4,636 thousand.

OJSC "Matrosov Mine"

On 6 April 2004, the Group acquired 38.0% of the issued share capital of OJSC "Matrosov Mine" for a cash consideration of USD 35,618 thousand. During May and July 2004 the Group increased its investment in OJSC "Matrosov Mine" to 57.1% for a cash consideration of USD 18,059 thousand, bringing the Group's total investment in OJSC "Matrosov Mine" to USD 53,677 thousand.

During April-May 2005, the Group acquired 100% of additional shares issued by OJSC "Matrosov Mine", bringing its total share in the company to 87.4%. On 31 May 2005, the Group further increased its investment in OJSC "Matrosov Mine" to 88.4% for a cash consideration of USD 4,265 thousand.

(in thousands of US Dollars)

33. DISPOSAL OF A SUBSIDIARY

	2005	2004	2003
Net assets disposed of			
Property, plant and equipment (refer to note 14)	12,592	-	-
Capital construction-in-progress (refer to note 15)	42	-	-
Investments in securities and other financial assets	501	-	-
Trade and other receivables	319	-	-
Cash and cash equivalents	107	-	-
Inventories	1,970	-	-
Other current assets	5,987	-	-
Trade and other payables	(22,362)	-	-
Net assets at date of disposal	**(844)**	-	-
Group's share of assets disposed of			
Less: Gain on disposal	844	-	-
Proceeds from disposal of subsidiaries			
Less: Cash and cash equivalents disposed of	(107)	-	-
Net cash outflow from disposal of subsidiaries	**(107)**	-	-

In June 2005 CJSC "Nedra Bodaybo", a gold mining subsidiary, was disposed of for a cash consideration of less than USD 1 thousand.

(in thousands of US Dollars)

34. RELATED PARTIES

Related parties are considered to include shareholders, associates, entities under common ownership and control with the Group and key management personnel. Material transactions and balances with related parties not dealt with elsewhere in the consolidated annual financial statements were as follows:

Transactions and balances with related parties

	Sale of goods	Purchase of goods and services	Interest received	Interest paid	Promissory notes receivable	Cash deposits	Short-term investments	Short-term borrowings	Trade payables	Finance lease liabilities
Year ended 31 December 2005										
By CJSC "Polyus"	145,185	31,427	42,235	-	310,484	15,804	172,984	-	1,769	-
By other subsidiaries of the Group	101,311	-	924	1,401	3,696	10,955	-	417	6,028	6,869
Total	**246,496**	**31,427**	**43,159**	**1,401**	**314,180**	**26,759**	**172,984**	**417**	**7,797**	**6,869**
Year ended 31 December 2004										
By CJSC "Polyus"	333,705	3,928	15,290	5,192	393,738	1,223	-	-	-	-
By other subsidiaries of the Group	63,716	-	-	815	-	1,675	-	28,082	3,836	-
Total	**397,421**	**3,928**	**15,290**	**6,007**	**393,738**	**2,898**	**-**	**28,082**	**3,836**	**-**
Year ended 31 December 2003										
By CJSC "Polyus"	239,811	-	6,848	-	102,645	2,996	-	-	-	-
By other subsidiaries of the Group	-	-	-	-	-	-	-	-	-	-
Total	**239,811**	**-**	**6,848**	**-**	**102,645**	**2,996**	**-**	**-**	**-**	**-**

Compensation of key management personnel

The remuneration of key management personnel of the Group for the year ended 31 December 2005 amounted to USD 8,782 thousand (2004: USD 5,914 thousand; 2003: USD 3,080 thousand).

(in thousands of US Dollars)

35. CONTINGENCIES

Insurance

The Group does not have full coverage for its mining, processing and transportation facilities, for business interruption, or for third party liabilities in respect of property or environmental damage arising from accidents on the Group's property or relating to the Group's operations. Accordingly, the Group may incur uninsured losses of production assets and may be subject to claims not covered by insurance, which could have a material adverse effect on the business and results of operations.

Litigation

Unresolved tax litigation at 31 December 2005 amounted to approximately USD 4,845 thousand (31 December 2004: USD 441 thousand). Management has assessed the unfavourable outcome of such litigation as possible.

In addition, the Group has a large number of small claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The Government of the Russian Federation has commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax legislation. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system that may be applied retrospectively by authorities could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties that could be significant.

Management has assessed possible tax risks at 31 December 2005 to be approximately USD 2,968 thousand (31 December 2004: USD 65 thousand; 31 December 2003: nil).

Environmental matters

The Group is subject to extensive federal, state and local environmental controls and regulations in the regions in which it operates. The Group's operations involve the discharge of materials and contaminants into the environment, disturbance of land that could potentially impact on flora and fauna, and give rise to other environmental concerns.

The Group's management believes that its mining and production technologies are in compliance with the existing environmental legislation of the Russian Federation. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those laws and regulations may change. Such change, if it occurs, may require that the Group modernise technology to meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations and to restore and rehabilitate the environment. Management of the Group regularly reassesses of environmental obligations for its operations. Estimations are based on management's understanding of the current legal requirements and the term of the license agreements. Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside the country, currency controls, low liquidity levels for debt and equity markets and continuing inflation. As a result operations in the Russian Federation involve risks that are not typically associated with those in more developed markets.

Stability and success of the Russian economy depends on the effectiveness of the government economic policies and the continued development of the legal and political systems.

36. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, liquidity, interest rate and credit risks. The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market price of gold. The Group does not enter into any hedging contracts or use other financial instruments to offset its commodity price risk.

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed. The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of RUR against USD.

The Group does not use derivative financial statements to offset its currency risk.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities when they fall due. The Group's liquidity position is carefully monitored and managed. The Group makes use of a detailed budgeting and cash forecasting process to ensure that it has adequate cash available to meet its payment obligations.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will adversely impact the financial results of the Group. The Group does not enter into interest rate swap arrangements to manage its interest rate risk.

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group.

Although the Group sells a significant portion of its gold production to a related party and has the only one other customer, the Group is not economically dependant on these customers because of the high level of liquidity in the gold commodity market in the Russian Federation. Payment terms with the Group's customers are such that credit risk is minimal.

37. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

Listed investments in securities are carried at their market values, whereas unlisted investments are carried at management's valuation.

Advances to suppliers and other receivables, other current assets, cash and cash equivalents and trade and other payables are recorded at their carrying values which approximate the fair values of these instruments as a result of their short-term duration.

Interest rates on borrowings are market related. Consequently the carrying values of these financial instruments approximate their fair values.

The fair value of lease obligations is estimated by discounting the future contractual cash flows using the market interest rates available to the Group in relation to other borrowings.

The fair values of financial instruments are estimates and do not necessarily reflect the cash amount had these instruments been liquidated at the date of valuation.

38. EVENTS SUBSEQUENT TO 31 DECEMBER 2005

Incorporation of OJSC "Polyus Gold"

In accordance with the decision of shareholders of Norilsk Nickel to spin off the gold mining business, on 17 March 2006 a new company OJSC "Polyus Gold" was incorporated in the Russian Federation. Norilsk Nickel contributed into the Company 100.0% of CJSC "Polyus" shares and cash in the amount of USD 360,197 thousand.

(in thousands of US Dollars)

The shareholding structure of the Company at the spin off date was the following:

Shareholders	**Number of shares**	**% held**
CJSC "ING Bank Evrazia" (nominal)	82,521,332	43.29%
Dimosenco Holdings Co. Limited	24,123,671	12.65%
Pharanco Holdings Co. Limited	24,123,671	12.65%
AKB "Rosbank" (nominal)	12,871,010	6.75%
NP "National Deposit Centre" (nominal)	7,407,439	3.89%
CJSC "Deposit Cliring Company" (nominal)	6,263,470	3.29%
Bektanco Holdings Co. Limited	5,616,003	2.95%
Rinsoco Trading Co. Limited	5,616,003	2.95%
Other	22,085,148	11.58%
Total	**190,627,747**	**100.00%**

The ultimate controlling shareholders of the Group are Mr. Vladimir Potanin and Mr. Mikhail Prokhorov.

Sale of investment in Gold Fields Ltd.

In March 2006 the Group sold its whole stake of 98,467,758 ordinary shares in Gold Fields Ltd. at a price of USD 20.50 per share. Net proceeds from the sale amounted to USD 1,925,402 thousand.

Acquisition of additional shares in OJSC "Matrosov Mine"

In June 2006 the Group acquired 100% of additional shares issued by OJSC "Matrosov Mine" for a cash consideration of USD 49,917 thousand, bringing its total share in the company to 93.3%.

Finalisation of the terms of acquisition of Yakut gold mining assets

In July 2006, the Group finalised the financial terms of agreement outlining the final settlement for acquisition of OJSC "Aldanzoloto GRK", OJSC "South-Verkhoyansk Mining Company" and OJSC "Yakut Mining Company". According to the agreement, the total amount of consideration outstanding at 25 July 2006 was determined to be USD 137,650 thousand (refer to note 32).

Acquisition of own shares

On 14 September 2006, the Board of Directors of the Company approved a contemplated acquisition of the Company's shares for the maximum amount of USD 1 billion. During November 2006 17,146,780 shares were acquired for a total amount of USD 994,513 thousand.

Acquisition of a subsidiary

In October 2006, OJSC "Matrosov Mine", a subsidiary of the Group, acquired a 100% interest in LLC "GRK BarGold" for a cash consideration of USD 7.5 million. LLC "GRK BarGold" holds the exploration and development license for the Chai-Yuriinskaya gold field.

Acquisition of additional shares in OJSC "South-Verkhoyansk Mining Company"

On 7 November 2006 the Board of Directors of the Company approved a decision to acquire an additional 50% of the issued ordinary shares of OJSC "South-Verkhoyansk Mining Company" for USD 300,000 thousand. On 6 December 2006, an interest of 42.74% was acquired for a cash consideration of USD 256,582 thousand.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2005, 2004 AND 2003
(in thousands of US Dollars)

39. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

Subsidiaries	Country of incorporation	Nature of business	Shares held			Effective % held[1]		
			2005	2004	2003	2005	2004	2003
OJSC "Aldanzoloto GRK"	Russian Federation	Mining	88,021,708,092	-	-	99.2	-	-
OJSC "Lenzoloto"	Russian Federation	Market agent	931,035	847,535	-	68.2	57.0	-
LLC "Lenskaya Zolotorudnaya Company"	Russian Federation	Market agent	-	-	-	100.0	100.0	-
CJSC "ZDK Lenzoloto"[2]	Russian Federation	Mining	432,431,903	-	-	68.2	-	-
CJSC "Lensib"	Russian Federation	Mining	610	610	-	41.6	34.8	-
CJSC "Svetliy"	Russian Federation	Mining	840	840	-	57.3	47.9	-
CJSC "Marakan"	Russian Federation	Mining	840	840	-	57.3	47.9	-
CJSC "Nadezhdinskoe"	Russian Federation	Mining	840	840	-	57.3	47.9	-
CJSC "Dalnaya Taiga"	Russian Federation	Mining	820	820	-	55.9	46.7	-
CJSC "Sevzoto"	Russian Federation	Mining	650	650	-	44.3	37.0	-
CJSC "Charazoto"	Russian Federation	Mining	640	640	-	43.6	36.5	-
CJSC "Nedra Bodaibo"	Russian Federation	Mining	-	1,071	-	-	29.1	-
CJSC "GRK Sukhoy Log"	Russian Federation	Mining	100	100	-	100.0	57.0	-
OJSC "Matrosov Mine"	Russian Federation	Mining (development stage)	232,747	43,929	-	88.4	57.1	-
CJSC "Tonoda"	Russian Federation	Mining (development stage)	9,100	9,100	-	100.0	100.0	-
OJSC "Pervenets"	Russian Federation	Mining (development stage)	100	-	-	100.0	-	-
OJSC "South-Verkhoyansk Mining Company"	Russian Federation	Mining (development stage)	250,000	-	-	50.0	-	-
OJSC "Yakut Mining Company"	Russian Federation	Mining (development stage)	735,000	-	-	100.0	-	-
CJSC "Vitimenergo"	Russian Federation	Electricity production	355,679	355,679	-	100.0	57.0	-
LLC "Vitimservice"	Russian Federation	Procurement services	-	-	-	100.0	57.0	-
LLC "Lenrem"	Russian Federation	Repair services	-	-	-	68.2	57.0	-
LLC "LZDT"	Russian Federation	Transportation	-	-	-	100.0	57.0	-
LLC "Lengeo"	Russian Federation	Geological research	-	-	-	100.0	57.0	-
OJSC "Sibzolotorazvedka"	Russian Federation	Geological research	1,497	-	-	100.0	-	-
Jenington International Inc.	British Virgin Islands	Market agent	1,000,000	-	-	100.0	-	-

[1] Effective % held by the Company, including holdings by other subsidiaries of the Group.
[2] Founded by the Group in 2005.

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ISSUER

Open Joint Stock Company Polyus Gold
15-1 Tverskoy Boulevard
Moscow 123104
Russian Federation

LEGAL ADVISORS TO THE ISSUER
As to English and Russian law

Debevoise & Plimpton LLP
Tower 42
Old Broad Street
London EC2N 1HQ
United Kingdom

Debevoise & Plimpton LLP
Business Center "Mokhovaya"
4/7 Vozdvizhenka Street, Bldg. 2
Moscow 125009
Russian Federation

INDEPENDENT AUDITORS

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka Street, Bldg. 2
Moscow 125009
Russian Federation

DEPOSITARY

The Bank of New York Corporation, Inc.
One Wall Street
New York, New York, 10286
United States of America

POLYUS

END

Capital Printing Systems (UK) Limited 30963